Form 10-K, Exhibit 13
period 1994-01-01
TEXTRON INC
filed 1994-03-30
CIK 217346

Front Cover

Textron Annual Report to Shareholders for the Year 1993

Inside Front Cover

Contents:
Financial Highlights           1
Organization of Divisions      2
Letter to Shareholders         5
Automotive                     8
Bell Helicopter                12
Cessna Aircraft                16
Financial Services             20
Operations Review              24
Board of Directors             28
Financial Section              29
Directory of Divisions         67
Principal Officers             70

FINANCIAL

- -------------------------------------------------------------------------------
              HIGHLIGHTS

(Dollars in millions except per share data)        1993        1992        1991
- -------------------------------------------------------------------------------
Revenues                                     $    9,078  $    8,348  $    7,840
- -------------------------------------------------------------------------------
Income before cumulative effect of changes
   in accounting principles                  $      379  $      324* $      300

     Per common share                        $     4.21  $     3.66* $     3.42
- -------------------------------------------------------------------------------
Average common shares outstanding            90,052,000  88,580,000  87,563,000
- -------------------------------------------------------------------------------
Total assets                                 $   19,658  $   18,367  $   15,737
- -------------------------------------------------------------------------------
Book value per common share                  $    31.18  $    28.11  $    33.65
Dividends declared per common share          $     1.24  $     1.12  $     1.03
- -------------------------------------------------------------------------------
Return on average shareholders' equity            14.4%       13.7%       10.7%
- -------------------------------------------------------------------------------
Employees                                        56,000      54,000      52,000
- -------------------------------------------------------------------------------

*Income before cumulative effect of changes in accounting principles in 1992 excludes the one-time charges related to the changes in accounting for retiree benefits other than pensions and income taxes. Including the effect of these accounting changes, Textron had a net loss for 1992 of $355 million ($4.01 per share).

BAR CHARTS:

Income per Common Share

1991     $3.42
1992     $3.66
1993     $4.21

Revenues per Employee
($ in thousands)

1991      $149
1992      $152
1993      $163

Organization of Divisions
MANUFACTURING

AIRCRAFT

Bell Helicopter Textron
  Commercial and military helicopters
  Tiltrotor aircraft development

The Cessna Aircraft Company
  Light and mid-size business jet aircraft
  Utility turboprop aircraft

AUTOMOTIVE

CWC Castings Textron
  Camshafts and other castings

Davidson Exterior Trim Textron
  Molded decorative exterior trim parts

Davidson Interiors Textron
  Interior trim
  Instrument panels

McCord Winn Textron
  Electro-mechanical components
  Windshield washer systems

Randall Textron
  Decorative trim parts and functional components

Textron Acustar Plastics
  Exterior and interior trim parts
  Instrument panels
  Automotive lighting

INDUSTRIAL

Avdel plc
  Fastening and assembly systems

Camcar Textron
  Fasteners and components

Cherry Textron
  Aerospace and commercial fasteners

Cone Drive Textron
  Worm gears and speed reducers

E-Z-GO Textron
  Golf cars and utility vehicles

Greenlee Textron
  Contractor tools and electrical test equipment

Homelite Textron
  Chain saws, generators, trimmers and blowers

Jacobsen Textron
  Turf maintenance equipment

Micromatic Textron
  Proprietary machine tools and industrial equipment

Speidel Textron
  Watch attachments and fashion jewelry

Percent of Textron's Revenues for 1993
Manufacturing: 69%
Aircraft: 22%
Automotive: 13%
Industrial: 14%
Systems and Components: 20%

SYSTEMS & COMPONENTS

Aircraft Engine Components Textron
  Gas turbine engine components

Airfoil Textron
  Blades, vanes and rotors

Avco Overseas Services Textron
  Logistics support

Fuel Systems Textron
  Gas turbine engine fuel system components

HR Textron
  Aerospace control systems

Textron Aerostructures
  Aircraft wings and components

Textron Defense Systems
  Sensor-fuzed munitions systems
  Aircraft landing systems
  Surveillance systems

Textron Lycoming Reciprocating Engine
  Piston aviation engines

Textron Lycoming Turbine Engine
  Gas turbine engines

Textron Marine and Land Systems
  Air cushion landing craft
  Surface effect ships
  Cadillac Gage armored vehicles

Textron Specialty Materials
  Advanced composite and fire protection materials

FINANCIAL SERVICES

FINANCE

Avco Financial Services
  Consumer finance and credit insurance

Textron Financial Corporation
  Commercial finance

PAUL REVERE

Paul Revere
  Individual non-cancellable disability income insurance
  Group long-term disability insurance
  Group life and dental insurance
  Individual life insurance
  Annuities

Percent of Textron's Revenues for 1993
Financial Services: 31%
Finance: 18%
Paul Revere: 13%

Textron is a multi-industry company with operations in two business sectors-Manufacturing and Financial Services. The Manufacturing sector consists of the Aircraft, Automotive, Industrial, and Systems and Components segments. The Financial Services sector includes Finance and Paul Revere.

We have quality products, leading market positions, advanced technologies, a substantial and growing international presence and, above all, a highly skilled and motivated work force that owns nearly 20 percent of the company's stock.

Textron is committed to increasing shareholder value through continuous improvement in its operations, earnings per share and return on equity, and by maintaining a strong balance sheet with strong credit ratings.

TO OUR SHAREHOLDERS

Our company performed very well in 1993. We had good financial results and made significant progress in refining our strategic direction.

Earnings per share (EPS) increased by 15% to $4.21.
The fourth quarter marked the seventeenth consecutive quarter of year-to-year EPS improvement.
Strong operating results and continued focus on asset management resulted in over $200 million of free cash flow.

We are proud of these results because they evidence the effort to achieve our primary goal - to build shareholder value - to increase the value of your investment in Textron.

Our focus on shareholder value was further reinforced by an intensive strategic look at our businesses. During 1993, key employees contributed to developing a profile of Textron - a vision of what we should look like for the balance of the nineties.

Long-term success will be based on growing our core businesses, expanding our presence in international markets and facing head-on the challenges of underperforming assets.

Core Businesses
We look to three core businesses as the drivers of future growth - Automotive, Aircraft and Financial Services.

Automotive - In 1993, with the addition of Textron Acustar Plastics, we strengthened our position as a leading independent supplier of interior and exterior trim components in North America.
Aircraft - We have two of the world's finest airframe companies in Bell Helicopter and Cessna Aircraft. They serve a diverse customer base on a global basis and are committed to superior products and services.
Financial Services - These businesses have provided steady earnings growth even when tested by a weak economy. In addition, special efforts were made in 1993 to strengthen Paul Revere's position in the rapidly growing disability insurance market.

International
We believe that opportunities for growth in the U.S. will be  matched and, in
many cases, exceeded by opportunities internationally. Bell, Cessna, Avco Financial Services and Paul Revere have all established reputations for high quality products and services overseas. We want the rest of Textron to step up to those levels of performance. Textron's International Office serves as a catalyst for maximizing opportunities for our divisions. We also expect Avdel to significantly contribute to our international expansion.

Underperforming Assets
We have been aggressively managing businesses which we believe will not, in their present configuration, provide sustainable returns in the future. Most of these divisions are in the Systems and Components segment and face the dual challenge of declining defense spending and a depressed commercial aerospace market. We are challenging our management to explore additional measures to ensure acceptable returns.

Our Commitment
We are committed to these key financial targets: achieving steady growth in EPS; improving return on equity and maintaining a strong financial position with solid credit ratings. By meeting these financial goals, we will reach our ultimate objective - to build long-term value for you, our shareholders.

We are committed to this financial objective. Our management and 56,000 employees are dedicated to increasing the value of Textron.

We welcome new Board members - H. Jesse Arnelle, John D. Macomber and Thomas B. Wheeler - who provide additional leadership for Textron. We owe a special debt of gratitude to James R. Martin, who retired from the Board in 1993, and to Joseph R. Carter, William M. Ellinghaus and
J. Paul Sticht who leave the Board in April after many years of valued service.

For all of the reasons mentioned above, we expect your company to reach a new level of performance, not only in 1994, but in the years beyond.

s/James F. Hardymon
James F. Hardymon
Chairman and
Chief Executive Officer

s/Lewis B. Campbell
Lewis B. Campbell
President and
Chief Operating Officer

At the heart of our commitment to build long-term value for our shareholders are four Textron businesses which possess especially strong growth potential for the nineties. Textron's AUTOMOTIVE divisions design and manufacture interior and exterior trim components for domestic and foreign vehicle makers. Included in Textron's Aircraft segment are two of the world's finest airframe companies. BELL HELICOPTER produces diverse military and commercial product lines, including the development of tiltrotor technology. CESSNA AIRCRAFT is the world's leading manufacturer of light and mid-size business jets and utility turboprop aircraft. And lastly, Textron's three FINANCIAL SERVICES divisions provide consumer and commercial finance products and individual, non-cancellable disability income insurance products.

AUTOMOTIVE

Successful companies grow by increasing the market penetration of their products, even during sluggish economic conditions. With the acquisition in May 1993 of certain assets of Chrysler Corporation's Acustar Plastics, a world-class supplier of automotive plastic components, Textron strengthened its position in North America as a leading independent supplier of automotive interior plastic trim.

Textron Acustar Plastics' product lines include instrument panels, interior trim components, exterior body color painted parts and center consoles. The division also provides Textron with new automotive prod-ucts, including exterior lighting, and gives the company a foothold in the growing modular assembly business.

Textron currently manages integrated interiors for two major vehicle platforms - the new Cadillac Seville and Eldorado and Chrysler's LH series. Almost $750 in Textron-made products are on every Cadillac
Seville and Eldorado and more than $800 of products are on each Chrysler LH series car.

Textron enhanced both its responsiveness to customers and its ability to take advantage of the automotive industry's growing outsourcing trend by realigning the operations of four of its automotive businesses in 1993. Textron combined Davidson Instrument Panel and Davidson Interior Trim to create Davidson Interiors Textron. The company also aligned the Davidson Exterior Trim division with Textron Acustar Plastics.

The realigned divisions will help foster operating synergies and optimize investment and program management resources in all of Textron's automotive plastics products.

Textron has established product niches in other areas. Davidson Exterior Trim manufactures body color painted front and rear fascia and exterior body molding and panels, primarily for Chrysler and General Motors.

Randall Textron is expanding its automotive business with Chrysler, Ford and General Motors, while McCord Winn Textron is a leader in lumbar seat support systems and provides the automotive windshield washer systems for all of Chrysler's vehicles.

Davidson Interiors' revolutionary Flexible Bright (trademark) trim grille, provided for the Lincoln Mark VIII, combines a chrome-like look with durability, corrosion resistance, flexibility and significant weight savings.

Automotive sales amounted to an average of $112 of components for every automobile and light truck assembled in North America.

The  fastest   growing  automotive   product  is   interior   plastic
components.

       11 [PHOTO]

BELL HELICOPTER

Bell Helicopter continues to be a world leader in commercial helicopter production, both in the number of units and in the dollar value of units delivered in the non-U.S. Government market.

As pressure continues to reduce domestic defense spending it is expected that, in some cases, the U.S. Government will lengthen the lives of existing military programs. Because of this trend, Bell believes that its current line of military aircraft, which includes the AH-1W twin-turbine powered SuperCobra for the U.S. Marine Corps and the OH-58D Kiowa Warrior for the U.S. Army, is well-positioned for the future.

In March 1993, the U.S. Army awarded Bell a contract to provide 102 training aircraft and nine cockpit procedures trainers for the Army's New Training Helicopter program, with an option to build 55 additional helicopters and three trainers. Bell delivered the first two training helicopters - designated the TH-67 Creek by the Army - in October 1993, several weeks ahead of schedule. All U.S. military helicopter pilots will now receive their initial training in a Bell helicopter.

Bell has created an equally impressive array of helicopters for commercial and civilian use. The fields of emergency medical service and offshore oil exploration have developed into important markets for Bell. In 1993, Bell introduced new commercial helicopters, including the Model 206LT TwinRanger, a twin-engine version of the 206L-4 LongRanger.

Bell has a program in place to modernize its line of commercial helicopters by the end of this decade and to guide new product decisions in the future.

One of Bell's most dynamic projects is the joint development and production of tiltrotor technology with Boeing Helicopters. The tiltrotor aircraft takes off and lands vertically like a helicopter. In flight, its rotors tilt forward to fly like an airplane. Because of its unique capabilities, the tiltrotor could be an important source of revenue growth in the late 1990s when the program is scheduled to go into production.

Bell is also using tiltrotor technology to develop an Unmanned Aerial Vehicle (UAV), the Bell Eagle Eye, for military use in over-the-horizon surveillance and target acquisition missions. Commercial and civilian markets may use the UAV for light cargo deliveries and oil and gas pipeline inspections in remote locations.

Bell's strategy is to win customers by being responsive to their needs and to produce the most reliable helicopters in the world.

Bell focuses on specific military and commercial helicopter markets.

       15 [PHOTO]

CESSNA AIRCRAFT

The Cessna Aircraft Company is, by far, the world's largest  designer
and manufacturer  of light  and mid-size   business  jets. More  than
2,000 Citation business jets have been built since 1972.

The benefits from Textron's 1992 acquisition of Cessna are expected to increase with the anticipated growth of the business jet market for the remainder of this decade.

To maintain its industry leadership, Cessna adheres to an aggressive program of product development and improvement. With six models of business jets, Cessna provides a wider selection to existing and potential cus-tomers than any other business jet manufacturer. Cessna Citations are also backed by the largest single-product service network of any business jet in the world.

The CitationJet, Cessna's newest aircraft, helped boost revenues with 34 deliveries from March to December.

Cessna's most exciting development project is the Citation X. This aircraft is expected to compete for sales in both the mid-size and large business jet markets. The Citation X is designed to operate at speeds of up to Mach .9 - almost 600 miles-per-hour - making it capable of flying from Los Angeles to New York in four hours.

The prototype of the Citation X was rolled out in September and performed flawlessly during its first flight in December. FAA certification of the Citation X is expected in August 1995 with first deliveries of the aircraft scheduled to begin in late 1995. By the end of 1993, Cessna had already sold a significant portion of the production of the Citation X through mid-1997.

For the fourth consecutive year, Cessna's Citation V was the world's best selling light business jet. Cessna plans to accelerate sales of this model with the introduction of the Citation V Ultra. The first delivery of the Ultra is scheduled for September 1994. The Ultra can climb more quickly, fly faster and carry a greater payload than the current Citation V. The aircraft also features the most comprehensive and advanced avionics package offered as standard equipment in this class of business jet.

In the single-engine utility turboprop market, Cessna has no competition. Cessna designs and manufactures a line of single-engine utility turboprop aircraft known as the Caravan. These rugged, reliable cargo haulers operate worldwide, frequently under difficult conditions.

Cessna is developing the only all-American entry in the competition for the U.S. Government's JPATS (Joint Primary Aircraft Training System) program. The JPATS program calls for the delivery of 764 jet trainer aircraft to the U.S. Air Force and the U.S. Navy, beginning in 1996, and a ground-based training system with long-term logistical support. With the potential for foreign sales, JPATS would be worth more than $4 billion to the winning entry over the life of the program. The JPATS CitationJet performed a successful first flight in December 1993 and certification is expected by mid-1994. Cessna produced the only primary jet trainer ever used by the U.S. Air Force.

Cessna has built more than 2,000 Citation business jets since 1972.

Every 20 seconds, a Citation takes off or lands somewhere in the world.

Cessna operates the largest network of company-owned business jet service centers in the U.S. and has authorized service centers around the world.

FINANCIAL SERVICES

Avco Financial Services (AFS) provides consumer financing, both unsecured and secured by personal property and real estate mortgages, as well as credit life, accident and health insurance for loan customers through Avco Insurance Services/Balboa Life and Casualty.

With receivables of more than $5 billion, approximately 1,200 offices in Australia, Canada, New Zealand, Spain, the United Kingdom and the United States, and more than 1.8 million customers around the world, AFS accounts for approximately half of the Financial Services sector's revenues.

AFS reported its sixth consecutive year of receivables and earnings growth in 1993, despite weak consumer loan demand and high unemployment in the six countries in which it operates.

Textron Financial Corporation (TFC) achieved its fifteenth consecutive year of record earnings and increased receivables in 1993. TFC had total receivables of over $2.5 billion at the end of 1993.

For more than 30 years, TFC has provided financing to a variety of customers, including customers for such Textron-made products as Bell helicopters, E-Z-GO golf cars and Homelite and Jacobsen outdoor equipment.

The key strategic elements of TFC's business are excellent customer service, low cost of operations and a diversified loan portfolio.

Paul Revere's revenues surpassed $1.1 billion for the second consecutive year in 1993. Paul Revere's performance was enhanced by expanding markets, improved margins, a solid investment portfolio and excellent claims paying ratios.

In 1993, Paul Revere became the first company in its industry's history to produce more than $100 million in new individual disability premiums in a 12 month period. This milestone was fueled largely by its innovative National Accounts Program.

During the year, Paul Revere also increased the number of agreements it has with financial institutions to sell Paul Revere annuities directly to the public.

In October 1993, Paul Revere made its successful debut on the New York Stock Exchange under the ticker symbol PRL. Textron sold 7.5 million shares, or 17 percent, of Paul Revere's common stock. Textron contributed $100 million to the capital of Paul Revere prior to the stock sale.

Financial  Services'  strong   asset  quality,  strict   underwriting
standards and credit evaluation policies helped improve operating margins.

Financial Services has provided steady annual earnings growth.

       23 [PHOTO]

OPERATIONS REVIEW

CONTINUOUS IMPROVEMENT
Textron is committed to continuous improvement and the implementation of world class manufacturing techniques at all of its operations.

Businesses utilize work place concepts such as Total Cost Management to improve productivity, reduce operating costs and effectively manage assets; Total Quality Management to encourage and empower employees at all levels to recognize and maintain high quality standards; and Just-In-Time manufacturing techniques to reduce inventories and eliminate activities that do not add value to Textron products.

At Textron Aerostructures, employees participated on strategic planning teams which evaluated and established plans to enhance customer responsiveness; reduce development and production cycle times; achieve perfect quality; and address employee-related issues. Among the results, Aerostructures reduced average cycle time in 1993 by more than 30 percent.

Dedication to  quality  manufacturing  is  one  of  the  reasons  CWC
Castings  received  the   Ford  Motor  Company's   "Q-1"  Award   for
successfully achieving Ford's high standards of performance.

At Textron Lycoming Reciprocating Engine, major components are built as a specified subassembly until final assembly configuration is determined. This change provides made-to-order finished components to the assembly line only as needed, reducing finished parts inventories.

Speidel improved operating efficiencies and achieved cost reductions through faster order turnaround time, better accuracy and the expanded use of bar coding, telemarketing and environmentally friendly packaging. As a result, Speidel exceeded its 1993 cost reduction goal.

INTERNATIONAL GROWTH
Textron is committed to substantially increasing its international business by the year 2000.

Textron International was created in 1993 to help coordinate and direct the company's marketing program. Textron International established six regional marketing teams - Western Europe; Southeast Asia; Northeast Asia;

BAR CHART:

Cessna Business Jet Sales
($ in millions)

1991   $542
1992   $537
1993   $579

Mexico and Latin America; Eastern Europe and the Commonwealth of Independent States; and the Middle East and Africa. Five of the six teams held organizational meetings in 1993.

Management and manufacturing personnel in Textron received considerable instruction on how to achieve International Organization of Standards' ISO-9000 and ISO-9001 quality certification, prerequisites to worldwide credibility in manufacturing. Certification is awarded through an independent auditor's endorsement that a manufacturer has conformed to certain quality management and process requirements. Greenlee Textron received its ISO-9001 certification in 1993.

Speidel significantly increased its international business with Swiss watchmaker Swatch in 1993. Swatch nearly tripled its orders of Speidel's high-quality original equipment and replacement watchbands. Speidel also established a new subsidiary in Canada.

An intense effort by Textron Marine and Land Systems paid off in 1993 when the Japanese Defense Agency agreed to order at least one air-cushion landing craft (LCAC), with an option to buy five more. The division also delivered an air-cushion fire and rescue craft to the Civil Aviation Authority of Singapore in 1993.

Davidson Interiors' facility in Europe continued to manufacture instrument panels for the Ford Mondeo and the Chrysler Eurostar minivan as part of its joint venture, Davidson/Marley B.V., in the Netherlands.

Textron Lycoming Turbine Engine is working aggressively to expand its market in Western Europe with Avro International to ensure commercial success of Avro's regional jetliner.

The division is also positioned to capture new European applications in the regional turboprop/turbofan market with its new Common Core 500 series of engines.

PEOPLE DEVELOPMENT
In order to prosper in the future, Textron must continue to develop a solid foundation of trained and productive employees through internal and off-site education and training programs.

The Cessna Aircraft Company's 21st Street training program was applauded by U.S. Secretary of Labor Robert Reich during a visit in 1993. The training facility, opened in 1991, helps area residents learn work and literacy skills to become economically self-sufficient. By hiring the people who graduate from the program, Cessna is a major catalyst in the revitalization of the 21st Street neighborhood in Wichita, Kansas.

Textron Financial Corporation's Gold Key College offers TFC employees 80 different courses, ranging from investment control policies and procedures to tax and accounting issues. The courses are taught by TFC employees who are knowledgeable in those fields.

The Textron Advanced Management Program and the Executive Development Program provide selected Textron employees with an opportunity to broaden their business knowledge and management skills through courses on topics such as human resources, labor relations and ethics.

Textron also helps employees take care of their own families. Davidson Interiors supports day care through a matching-pay policy, while Bell Helicopter has a Dependent Care Tax Savings Plan that provides qualified employees with the opportunity to set aside pre-tax earnings for dependent care.

Textron Specialty Materials is one of many Textron divisions which offers employees assistance programs and referrals on matters of substance abuse, marital difficulties, financial problems and psychological counseling.

COMMUNITY ACTIVITIES
Textron and its employees have a long history of award-winning community service participation.

In 1993, Textron divisions pitched in for flood victims of the Midwest who lost their homes and belongings to rising waters. Money, food, bottled water, clothing and other survival supplies were donated and distributed to emergency relief agencies throughout the region.

Avco  Financial  Services  volunteers  filled  sandbags  in   several
communities  and  coordinated  relief  efforts  with  other   Textron
divisions. Bell Helicopter

BAR CHART:

Textron sales per North American assembled automobile and light truck

1991 $74
1992 $80
1993 $112
employees donated more than $30,000, while the division offered trailer trucks and drivers to deliver food, bottled water and other essential supplies to the St. Louis, Missouri area.

Many Textron divisions have developed relationships with area schools through Adopt-A-School programs in inner cities across the country. Volunteers from Paul Revere computerized the library at the Chandler Magnet Elementary School in Worcester, Massachusetts making it the only elementary school in the city to have an automated library.

The Textron Charitable Trust awards scholarships to college-bound children of employees who qualify through the Textron Merit
Scholarship Program. Textron annually awards grants of $500 to $2,000, based on need, to help pay for student tuition costs, general fees and living expenses. The Trust's Matching Gift Program matches employee contributions on a 2-for-1 basis to qualified cultural, educational and environmental institutions and hospitals.

For the second year in a row, Cessna Aircraft was the top contributor to the Kansas Foodbank. The division donated more than 300,000 pounds of food for the needy, nearly triple its 1992 donation.

ENVIRONMENTAL, HEALTH AND SAFETY
Textron is continually improving and expanding its waste minimization and recycling programs to reduce toxic emissions and hazardous waste and to make better use of recyclable materials.

Textron has decreased its dependence on chemicals which are harmful to the environment, such as trichloroethane, and employees are instructed on the proper way to handle hazardous materials.

Computer paper is being recycled by the ton, as are mixed paper, corrugated cardboard, food containers, newspapers, coolant and toner cartridges.

Many Textron divisions have smoke-free facilities and offer in-house wellness programs to employees. Those include glaucoma tests and screenings for blood pressure, cholesterol and other common health conditions.

Employees  are  offered  instructional  classes  in   cardiopulmonary
resuscitation  (CPR),  as  well  as  referrals  for  counseling   for
substance and alcohol abuse and other problems.

One of Textron's goals is to increase international business for its divisions with the marketing assistance of Textron International.

Textron employees volunteer considerable time and resources to local United Way agencies, Special Olympics and youth development programs.

TEXTRON BOARD OF DIRECTORS

James F. Hardymon (1)
Chairman and
     Chief Executive Officer
Textron Inc.
Providence, RI

Lewis B. Campbell (1)
President and
     Chief Operating Officer
Textron Inc.
Providence, RI

H. Jesse Arnelle (4,5)
Senior Partner
Arnelle & Hastie (law firm)
San Francisco, CA

Joseph R. Carter (4,5)
Chairman
Massachusetts Biotechnology
     Research Institute
Worcester, MA

R. Stuart Dickson (2,5)
Chairman
Ruddick Corporation
     (diversified holding
     company)
Charlotte, NC

B.F. Dolan (1,3)
Retired Chairman
Textron Inc.
Charlotte, NC

William M. Ellinghaus (2,4)
Retired President
AT&T
New York, NY

Webb C. Hayes, III (1,3)
Partner
Baker & Hostetler (law firm)
Washington, DC

John D. Macomber (2,3)
Principal
JDM Investment Group
     (private investment firm)
Washington, DC

Barbara Scott Preiskel (3,5)
Formerly Senior Vice
     President and General Counsel
Motion Picture Association
New York, NY

Sam F. Segnar (1,3)
Retired Chairman and
     Chief Executive Officer
Enron Corporation
     (diversified natural gas
     company)
Houston, TX

Jean Head Sisco (2,4)
Partner
Sisco Associates
     (international trade
     consulting firm)
Washington, DC

John W. Snow (1,4)
Chairman, President and
     Chief Executive Officer
CSX Corporation
     (diversified transportation
     company)
Richmond, VA

J. Paul Sticht (2,3)
Retired Chairman
RJR Nabisco, Inc.
     (international consumer
     products company)
Winston-Salem, NC

Martin D. Walker (4,5)
Chairman and
     Chief Executive Officer
M.A. Hanna Company
     (an international specialty
     chemicals company)
Cleveland, OH

Thomas B. Wheeler (2,5)
President and
     Chief Executive Officer
Massachusetts Mutual Life
     Insurance Company
Springfield, MA

Numbers indicate
committee
memberships
(1)  Executive Committee:
     Chairman,
     James F. Hardymon
(2)  Audit Committee:
     Chairman,
     William M. Ellinghaus
(3)  Nominating Committee:
     Chairwoman,
     Barbara Scott Preiskel
(4)  Organization and
     Compensation
     Committee:
     Chairman,
     Joseph R. Carter
(5)  Pension Committee:
     Chairman,
     Martin D. Walker

- -------------------------------------------------------------------------------
                                   FINANCIAL SECTION
- -------------------------------------------------------------------------------
                                29  Financial Review
                                38  Report of Management
                                38  Report of Independent Auditors
                                39  Consolidated Financial Statements
                                60  Financial Information by Borrowing Group
                                65  Quarterly Financial Information
                                 66  Five-Year Summary

- -------------------------------------------------------------------------------
                                 FINANCIAL REVIEW
- -------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES
Financing for Textron is conducted through two separate borrowing groups: the Textron Parent Company Borrowing Group (consisting of all entities of Textron other than its finance and insurance subsidiaries) and Textron's finance and insurance subsidiaries. This framework allows the finance and insurance subsidiaries, with specialized needs related to their portfolios of receivables and investments, to finance their respective operations, each through its own external group of creditors without guarantee from the Textron Parent Company Borrowing Group. Accordingly, the liquidity and capital resources of Textron's operations are best understood by separately considering its independent borrowing groups.

TEXTRON PARENT COMPANY BORROWING GROUP
Sources of cash to the Textron Parent Company Borrowing Group include cash generated by the operations comprising this group and dividends received from the finance and insurance subsidiaries, supplemented with borrowings. Information about the cash flows of this group for each of the three years in the period ended January 1, 1994 is set forth in the Group's statement of cash flows included in Note 18 (page 62) to the consolidated financial statements.
   The Group's operating activities provided cash flows of $584.3 million in 1993, up from $403.1 million in 1992. The increase reflected (a) a higher reduction in inventories, due principally to an increase in deliveries and resumption of progress payments on certain long-term contracts and programs and improvements in inventory management, (b) a higher level of trade payables, due primarily to increased production at Bell Helicopter and Cessna, and
(c) higher income from operations. The Group's debt decreased by $258.0 million in 1993 as operating cash flows and the proceeds from the sale of a minority interest in The Paul Revere Corporation (PRC) exceeded capital asset additions, payments of dividends, the acquisition of Textron Acustar Plastics and a $100 million contribution to the capital of PRC. Textron's ratio of debt to total capital

- -------------------------------------------------------------------------------
improved to 42% at January 1, 1994, down from 48% at January 2, 1993.
   Cash flows from operating activities in 1992 of $403.1 million were higher than the 1991 level due principally to a decrease in inventories in 1992 versus an increase in 1991. The Group's debt increased by $463.1 million in 1992 due to financing the $605.0 million acquisition of Cessna.
   Cash flows from operating activities in 1991 of $272.8 million were lower than the 1990 level due primarily to one-time extraordinary dividends of $50.0 million received from Textron's finance and insurance operations in 1990. The Group's debt decreased in 1991 by $105.1 million as operating cash flows exceeded capital asset additions and payments of dividends.
   Capital asset additions during 1993, 1992 and 1991 of $225.6 million, $197.9 million and $133.6 million, respectively, were primarily for (a) the replacement of machinery and equipment, (b) machinery and equipment required for increased capacity at existing facilities, and (c) in 1993 and 1992, for production tooling for new aircraft at Cessna. Capital asset additions during 1994 are not expected to differ substantially from the level of such additions in 1993.
   Textron is involved in a number of remedial actions under various federal and state laws and regulations relating to the environment which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which their hazardous wastes or materials were disposed or released. Expenditures to evaluate and remediate contaminated sites approximated $18 million, $25 million and $10 million in 1993, 1992 and 1991, respectively. Textron currently projects that expenditures for remediation will range between $20 million and $30 million for each of the years 1994 and 1995.
Textron cannot reasonably estimate at this time expenditures for remediation by year beyond 1995 due to various factors and uncertainties inherent in the estimation of such expenditures. (See Textron's Summary of Significant
Accounting Policies and Note 16 to the consolidated financial statements for further information about environmental matters.)
   Based upon the information currently available, Textron believes it has made adequate provision for costs associated with known remediation efforts. Despite the uncertainty concerning the overall costs of additional remedial actions that might be identified in the future, it is not currently anticipated that such costs will have a material adverse effect on Textron's liquidity, net income or financial condition.
   In 1990, PRC purchased in the open market (on behalf of Textron) 1,696,500 shares of Textron common stock at a total cost of approximately $40 million.
Such purchase was accounted for in the Textron Parent Company Borrowing
Group's balance sheet as a purchase of stock for the Textron Parent Company Borrowing Group's treasury and as a dividend (special distribution) from PRC.
In July 1993, Textron's Board of Directors approved Textron's purchase of all of the shares of Textron common stock owned by PRC in four annual installments of 424,125 shares each, beginning on April 10, 1994, at a share price to be equal to the average closing price of Textron's stock over the fiscal quarter preceding each such purchase. This commitment ($98.8 million, based on the closing price of Textron's common stock on December 31, 1993) has been recorded in the Textron Parent Company Borrowing Group's balance sheet as an accrued liability and an additional investment in PRC.
   Textron, which had been the sole shareholder of PRC, sold 7.5 million shares of PRC, representing 16.7% of the outstanding shares of PRC, on October 26, 1993, for $174.5 million (net of related expenses) in an underwritten public offering registered under the Securities Act of 1933. Textron contributed $100 million to the capital of PRC prior to the sale. The proceeds from the sale were used to reduce debt.
   On May 3, 1993, Textron acquired the plastics operations of the Acustar division of Chrysler Corporation at a cost of $139.2 million, financed by variable rate short-term borrowings. Textron has the ability to refinance these borrowings under existing long-term credit agreements. On February 28, 1992, Textron purchased all of the outstanding common stock of Cessna at a cost of $605.0 million, financed through a combination of borrowings under Textron's existing credit agreements (short-term, variable rate financing) and medium- and long-term (fixed rate) debt issuances.
   During 1993, Textron redeemed an aggregate principal amount of $221.2 million of its 10-3/4%, 9-1/2% and 9-1/4% Senior and Subordinated Notes, due through 2017, for $231.6 million, resulting in a pretax charge to income of $13.6 million. The redemptions, which are expected to result in lower interest costs in the future, were financed primarily with the proceeds from the sale of PRC stock.

- -------------------------------------------------------------------------------
   Textron had $236 million available at January 1, 1994 for the issuance of unsecured debt securities under its shelf registration statement with the Securities and Exchange Commission. Also at January 1, 1994, Textron had credit facilities aggregating $1.5 billion. The portion of the credit facilities not used or reserved as support for commercial paper or bank borrowings was $878 million at January 1, 1994.
   Management believes that the Textron Parent Company Borrowing Group will continue to have adequate access to credit markets and that its credit facilities and cash flows from operations -- including dividends received from Textron's finance and insurance operations -- will continue to be more than sufficient to meet its operating needs and to finance growth.

FINANCE AND INSURANCE SUBSIDIARIES
This group includes Avco Financial Services (AFS), Textron Financial Corporation (TFC) and PRC. The insurance operations have historically generated positive cash flows sufficient to preclude the need for borrowings. Information about the cash flows of this group for each of the three years in the period ended December 31, 1993 is set forth in the Group's statement of cash flows included in Note 18 (page 64) to the consolidated financial statements.
   The amount of the net assets of Textron's finance and insurance subsidiaries available for cash dividends and other payments to the Textron Parent Company Borrowing Group is restricted by the terms of lending agreements and insurance statutory requirements. The finance and insurance subsidiaries paid dividends to the Textron Parent Company Borrowing Group of $93.5 million, $78.4 million and $78.2 million in 1993, 1992 and 1991, respectively.
   AFS and TFC each utilize a broad base of financial sources for their respective liquidity and capital requirements. Cash is provided from both operations and several different sources of borrowings, including unsecured borrowings under bank lines of credit, the issuance of commercial paper and short-term bank debt, and sales of medium- and long-term debt in the U.S. and foreign financial markets. During 1993, the net proceeds from medium- and long-term financing sources, including the issuances described below, totalled $1.3 billion. Debt increased by $407.0 million in 1993, due principally to receivable growth.
   During 1993, AFS filed a shelf registration statement with the Securities and Exchange Commission, increasing its shelf by $1.5 billion. Also during 1993, AFS' Canadian shelf registration statement expired and a new Canadian shelf registration statement was filed, increasing its shelf to cover up to an aggregate of $313 million of unsecured debt securities. AFS issued $1.0 billion of unsecured debt securities, including $947.0 million under its shelf registration statements, in 1993. AFS had $1.6 billion and $160.9 million available at December 31, 1993 for the issuance of unsecured debt securities under its shelf registration statements with the Securities and Exchange Commission and Canadian provincial security exchanges, respectively. AFS redeemed $97 million of its 8-7/8% Senior Subordinated Notes, due 1996, in 1993 at 100% of the principal amount.
   During 1993, TFC issued $227 million of medium-term notes under a $350 million medium-term notes facility under Rule 144A of the Securities Act of 1933, as amended. TFC had $123 million available under this facility at December 31, 1993.
   By utilizing medium- and long-term fixed rate financing, as well as interest rate exchange agreements, Textron's finance subsidiaries effectively had a ratio of variable rate debt to total debt of 52% at December 31, 1993.
   For liquidity purposes, AFS and TFC have a policy of maintaining sufficient unused bank lines of credit to support their outstanding commercial paper and short-term bank borrowings. The subsidiaries' combined commercial paper and short-term bank borrowings coverage ratio at December 31, 1993 was 103%. PRC maintains lines of credit of $30 million for short-term funding of investment purchases and other short-term cash requirements. Such lines were fully available at December 31, 1993.
   Textron's finance and insurance subsidiaries have substantial amounts of investments and finance receivables backed up or secured by real estate. AFS had residential real estate loans outstanding of $2.3 billion at December 31, 1993, which were secured primarily by first and second mortgages on single family homes, and averaged $25 thousand in outstanding principal balance per loan. Residential real estate loans are geographically dispersed

- -------------------------------------------------------------------------------
among many customers and the loan amounts are limited to a maximum of 85% of the appraised market value at the date of the loans, although most loans are made at significantly lower loan to value ratios.
   TFC had commercial real estate loans and leveraged leases of real estate aggregating $513.8 million and $154.3 million, respectively, at December 31, 1993. The real estate portfolio consists principally of first mortgages on income producing properties and is diversified both geographically and by type of property financed. The portfolio was underwritten at loan origination so that historic cash flows exceeded debt service and so that loans were generally for less than 80% of the value of the property. Loans were originally written with scheduled maturities of generally between three and five years. However, a substantial number of loans have been refinanced at contractual maturity. At December 31, 1993, TFC had suspended the accrual of interest on $77.2 million of real estate loans, down from $88.8 million at December 31, 1992.
   In addition, at December 31, 1993, Textron's insurance subsidiaries held $179.4 million of first mortgages on real estate. At that date, the insurance subsidiaries had suspended the accrual of interest on $4.7 million of first mortgages, down from $16.8 million at December 31, 1992. The real estate portfolio is well diversified geographically and by type of property financed. Loans are generally limited to 75% of the appraised value of established properties at the date of the loans with sufficient cash flows to meet debt service requirements.
   Foreclosed real estate loans of Textron's finance and insurance subsidiaries are transferred out of finance receivables or investments in mortgages into other assets or other investments at the lower of fair value (less estimated costs to sell) or the outstanding loan balance. The carrying value of real estate is periodically reevaluated and, where appropriate, adjustments are made through a valuation allowance to reflect subsequent changes in fair value, but carrying value is never increased above the amount originally transferred. At December 31, 1993, real estate classified in other assets or other investments aggregated $74.0 million, down from $106.5 million at
December 31, 1992.
   Although Textron believes it has made adequate provision for its nonperforming real estate assets, realization of these assets remains subject to uncertainties. Subsequent evaluations of nonperforming assets, in light of factors then prevailing, including economic conditions, may require additional increases in the allowance for losses for such assets.
   Textron's insurance subsidiaries' investments also included mortgage-backed securities at an amortized cost of $1.1 billion at December 31, 1993, a substantial portion of which is guaranteed by the U.S. Government or U.S. Government agencies. Future investment income from mortgage-backed securities may be affected by the timing of principal payments and the yields on reinvestment alternatives available at the time of such payments. In 1993, accelerated prepayments on mortgage-backed securities generated an increase in funds available for investment at a time when interest rates were lower than the current portfolio yield.
   Textron also has significant investments in other debt securities. A substantial portion of these investments is in high quality, investment grade assets. Textron's investment strategies place an emphasis on matching investment maturities with the timing of amounts estimated to be payable under insurance contracts. Textron will adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115), as of the beginning of 1994. Upon adopting FAS 115, Textron will record net unrealized gains of approximately $95 million, net of applicable income taxes, relating to debt securities classified in the available for sale portfolio, which will be carried at fair value. The net unrealized gains will be recorded as an increase to shareholders' equity. The adoption of FAS 115 will have no cash flow impact on Textron. (See Textron's Summary of Significant Accounting Policies for further information about FAS 115.)
- -------------------------------------------------------------------------------
   Textron has recognized net deferred tax assets of $250.7 million at January 1, 1994, attributable to temporary differences between the financial reporting basis and income tax basis of certain assets and liabilities. Management believes that such net deferred tax assets will be realized based on Textron's history of earnings and its expectations for the future. (See
Note 14 to the consolidated financial statements for further information.)
   For further information about investments and collateral for finance receivables, see Note 2, "Investments," and Note 3, "Finance Receivables," to the consolidated financial statements.
   For further information about the debt and credit facilities of the Textron Parent Company Borrowing Group and the finance subsidiaries, see Note 8, "Debt and Credit Facilities," to the consolidated financial statements.

- -----------------------------------------------------------------------------------------------------------------------------------
                                              REVENUES AND INCOME BY BUSINESS SEGMENT
- -----------------------------------------------------------------------------------------------------------------------------------

For a description of the businesses comprising each segment, see pages 67 to 70 of this report.
For additional financial information by business segment, see Note 17.
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                              REVENUES                            INCOME
BUSINESS SEGMENTS                                                  ------------------------------     ----------------------------
(In millions)                                                          1993       1992       1991       1993       1992       1991
- -----------------------------------------------------------------------------------------------------------------------------------
MANUFACTURING:
Aircraft                                                           $1,987.2   $1,520.6   $1,255.3     $171.4     $128.0     $112.7
Automotive                                                          1,167.9      778.8      668.5       87.4       65.3       49.7
Industrial                                                          1,277.5    1,195.4    1,118.1      114.2      105.6       88.2
Systems and Components                                              1,838.7    2,121.9    2,168.6      124.7      181.8      222.8
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                    6,271.3    5,616.7    5,210.5      497.7      480.7      473.4
- -----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES:
Finance                                                             1,610.5    1,621.7    1,547.6      288.9      249.8      226.2
Paul Revere                                                         1,192.8    1,105.8    1,064.4      145.9      115.0       97.5
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                    2,803.3    2,727.5    2,612.0      434.8      364.8      323.7
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                   $9,074.6   $8,344.2   $7,822.5      932.5      845.5      797.1
                                                                   ========   ========   ========
- -----------------------------------------------------------------------------------------------------------------------------------
Corporate expenses and other -- net                                                                    (87.2)     (68.7)     (75.7)
Interest expense -- net                                                                               (231.8)    (249.8)    (226.4)
- -----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                            $613.5     $527.0     $495.0
                                                                                                      ======     ======     ======
- -----------------------------------------------------------------------------------------------------------------------------------

Notes:
(i) Prior year amounts have been reclassified to conform to the current year's segment presentation.
(ii) The results of operations of Textron Acustar Plastics are included from May 4, 1993. The results of operations of Cessna are included from February 29, 1992.
(iii) Revenues by business segment exclude interest income of the Textron Parent Company Borrowing Group of $3.7 million, $3.3 million and $17.6 million in 1993, 1992 and 1991, respectively.
(iv) Income of the Finance segment is net of interest expense.
(v) Corporate expenses and other-net for 1993 include a pretax charge of $13.6 million related to the early redemption of debt and a charge of $2.6 million to eliminate the minority interest in the net income of Paul Revere subsequent to October 26, 1993.
(vi) Revenues between segments were insignificant in each year.

- -------------------------------------------------------------------------------
                                    BACKLOG
- -------------------------------------------------------------------------------

(Unaudited)                                            JANUARY 1,    January 2,
(In billions)                                                1994          1993
- -------------------------------------------------------------------------------
U.S. GOVERNMENT:
Aircraft                                                     $1.0          $1.1
Systems and Components                                        1.2           1.6
- -------------------------------------------------------------------------------
                                                              2.2           2.7
- -------------------------------------------------------------------------------
COMMERCIAL:
Aircraft                                                      1.6           1.7
Industrial                                                     .2            .2
Systems and Components                                        1.2           1.0
- -------------------------------------------------------------------------------
                                                              3.0           2.9
- -------------------------------------------------------------------------------
                                                             $5.2          $5.6
                                                             ====          ====
- -------------------------------------------------------------------------------

Notes:
(i) Prior year amounts have been reclassified to conform to the current year's segment presentation.
(ii) The decrease in Textron's U.S. Government backlog was due primarily to deliveries on a Lycoming Turbine Engine contract for the AGT 1500 engine for the U.S. Army's Abrams main battle tank (scheduled to be completed in 1994) and deliveries of Textron Marine and Land Systems' LCAC landing craft.

- -------------------------------------------------------------------------------
RESULTS OF OPERATIONS
1993 VS. 1992
Textron's net income in 1993 was $379.1 million ($4.21 per share), up 17% from income of $324.1 million ($3.66 per share) before the one-time cumulative effect of accounting changes in 1992. Revenues increased to $9.1 billion in 1993 from $8.3 billion in 1992.
   Operating income of Textron's six business segments aggregated $932.5 million in 1993, up 10% from $845.5 million in 1992. The drivers of the increase in income were the Aircraft and Automotive segments, both of which increased by 34%, and the Financial Services segments, which reported a 19% overall growth in income. See the table under the caption "Revenues and Income by Business Segment"and the discussion of the results of each segment below.
   Textron's business segments have been realigned due to the significant growth of the automotive business and the contraction of the defense and the commercial aerospace markets. Prior year amounts have been reclassified to conform to the current year's segment presentation.
   Corporate expenses and other - net in 1993 were higher by $18.5 million than their corresponding level in 1992, principally as a result of a $13.6 million pretax charge related to the early redemption of high coupon debt, the elimination of the minority interest in the net income of Paul Revere subsequent to October 26, 1993 and foreign exchange gains in 1992. The lower interest expense of the Textron Parent Company Borrowing Group -- $231.8 million in 1993 vs. $249.8 million in 1992 -- reflected both a lower level of average borrowing and a decreased average cost of borrowing. Textron's effective income tax rate of 38.2% in 1993 was lower than the 1992 rate of 38.5%, due to the new tax legislation, as the one-time benefit from increasing net deferred tax assets more than offset the effect of the increase in the federal statutory tax rate from 34% to 35%.

1992 VS. 1991
Textron's income in 1992 before the one-time cumulative effect of accounting changes was $324.1 million ($3.66 per share), up 8% from $299.5 million ($3.42 per share) in 1991. Revenues increased to $8.3 billion in 1992 from $7.8 billion in 1991, due principally to the acquisition of Cessna. Operating income aggregated $845.5 million in 1992, compared with $797.1 million in 1991.
   The accounting changes, which related to the accounting for postretirement benefits other than pensions and income taxes (see Notes 13 and 14 to the consolidated financial statements for further information), resulted in one-time non-cash charges to 1992 income aggregating $679.5 million ($7.67 per share) and, thus, a net loss of $355.4 million ($4.01 per share).
   Corporate expenses and other - net in 1992 were lower than their 1991 level, reflecting the effect of foreign exchange gains in 1992. The higher net interest expense of the Textron Parent Company Borrowing Group -- $249.8 million in 1992 vs. $226.4 million in 1991 -- was due to an increased level of borrowings (attributable to the acquisition of Cessna), increased interest accretion and interest income on tax refunds in 1991, partially offset by a decreased average cost of borrowing in 1992. Textron's effective income tax rate in 1992 of 38.5% was lower than the 1991 rate of 39.5%, with no single item accounting for the decrease.

AIRCRAFT
1993 VS. 1992
The Aircraft segment's revenues and income increased in 1993 by $466.6 million (31%) and $43.4 million (34%), respectively, due to higher results at both
Bell Helicopter and Cessna. Bell Helicopter's income increased as a result of higher revenues in both its U.S. Government and non-U.S. Government businesses and the effect in 1992 of a $10 million loss provision on the V-22 full scale development (FSD) contract. Cessna's income increased as a result of (a) higher sales, due to the inclusion of Cessna's manufacturing operations for 12 months in 1993 compared with 10 months in 1992, and (b) an $18 million gain from an insurance settlement, which were partially offset by a higher level of expenses in 1993, primarily related to higher product development expenses for the CitationX aircraft and bid and proposal expenses for the Joint Primary Aircraft Training System (JPATS) competition for a new U.S. military trainer.
   In October 1992, the U.S. Government terminated substantially all of the fixed price FSD contract on the V-22 program and issued the Bell-Boeing team a new cost-type letter contract, providing initial funding in the amount of $550 million for the engineering and manufacturing development (EMD) phase of the V-22 program. The final definitized EMD contract, with a proposed value of approximately $2.5 billion, is expected to be negotiated in 1994. Under the proposed terms of the EMD contract, Bell-Boeing will build four production-representative V-22 aircraft and modify two existing aircraft to meet the requirements of the U.S. Marine Corps' medium lift replacement aircraft.

- -------------------------------------------------------------------------------
   While settlement of the terminated portions of the FSD contract has not been finalized with the U.S. Government, Textron believes that its share of cumulative losses on the FSD contract is not likely to exceed the amounts previously recorded.

1992 VS. 1991
The Aircraft segment's revenues and income increased in 1992 by $265.3 million (21%) and $15.3 million (14%), respectively, due to the inclusion of the operating results of Cessna's manufacturing operations for 10 months in 1992, partially offset by lower revenues and income at Bell Helicopter.
   Bell Helicopter's revenues decreased significantly in its non-U.S. Government business due to market softness and decreased to a lesser degree in its U.S. Government business. Bell's income decreased primarily as a result of the lower revenues, the effect in 1991 of a favorable LIFO inventory reserve adjustment (resulting from a reduction in LIFO inventories) and the effect of the new accounting method relative to postretirement benefits other than pensions, partially offset by the benefit of a lower provision in 1992 ($10 million vs. $45 million in 1991) for cost increases on the V-22 FSD contract and other loss provisions in 1991.

AUTOMOTIVE
1993 VS. 1992
The Automotive segment's revenues increased $389.1 million (50%) in 1993 primarily as a result of the inclusion of the operating results of Textron Acustar Plastics for eight months, higher automotive production and a broader market penetration of automotive interior products. Income increased $22.1 million (34%), due to the higher revenues, partially offset by a special warranty provision and provisions for restructuring costs of $7 million.

1992 VS.1991
The Automotive segment's revenues increased $110.3 million (16%) over the 1991 level primarily as a result of broader market penetration of automotive interior products. Income increased $15.6 million (31%), due to the higher revenues, partially offset by higher start-up costs on new programs and plants.

INDUSTRIAL
1993 VS. 1992
The Industrial segment's revenues increased $82.1 million (7%) and income increased $8.6 million (8%). Revenues increased due to growth in the outdoor products and fasteners businesses. Income increased as a result of the higher volume, partially offset by provisions for restructuring costs of $9 million.

1992 VS. 1991
The Industrial segment's revenues increased $77.3 million (7%) and income increased $17.4 million (20%). Revenues increased in all businesses -- outdoor products, fasteners and diversified products. Income increased primarily as a result of the higher volume, improved manufacturing performance and a gain on the sale of the Forest City Tool woodworking tool business, partially offset by an increase in 1992 in the provision for environmental remediation costs.

SYSTEMS AND COMPONENTS
1993 VS. 1992
The Systems and Components segment's revenues decreased $283.2 million (13%) and income decreased $57.1 million (31%), reflecting the weakness in the commercial aerospace industry, reduction in defense spending and the wind down of certain U.S. Government contracts. Income decreased, due primarily to the reduction in volume, provisions for legal matters and a gain in 1992 on the sale of the Textron Filtration Systems division. Provisions for restructuring costs were at approximately the same level in each year.
   Textron Lycoming Turbine Engine, the major line of business in this segment, reported higher income, despite lower revenues. Its income increased as a result of (a) a cumulative adjustment recorded in 1993 to reflect an increase in the estimated profit margin (reflecting the benefit of reductions in overhead, including a reduction in costs relative to postretirement benefits) on a long-term contract for turbine engines used on the Abrams main battle tank compared with a cumulative adjustment recorded in 1992 to reflect a decrease in the estimated profit margin on that contract and (b) a higher level of commercial engine and overhaul sales. Revenues decreased at this division due to reduced shipments of turbine engines for the Abrams tank and lower sales of other military engines.
   Excluding the effects of provisions for legal matters and restructuring costs in 1993 (which aggregated $31 million) and provisions for restructuring costs in 1992 ($14 million), revenues and income at the other divisions in this segment decreased principally at Textron Defense Systems, Airfoil Textron, Textron Lycoming Reciprocating Engine and Textron Specialty Materials. At Textron Defense Systems, revenues and income decreased due to the benefit in 1992 of an equi-

- -------------------------------------------------------------------------------
table price adjustment on a long-term contract and the wind down in 1993 of several U.S. Government contracts. The lower results at Airfoil Textron and Textron Lycoming Reciprocating Engine were attributable to further softness in the commercial aerospace and general aviation industries, respectively, while the lower results at Textron Specialty Materials were attributable to lower sales of its fire protection materials.
   Textron's Systems and Components segment will be impacted in 1994 by a further decline in revenues, reflecting a wind down of certain U.S. Government contracts, a decline in U.S. Government spending for the defense products of this segment and the current depressed business conditions in the commercial airline industry. While operating results will be impacted by the lower revenues, reported income is not expected to differ significantly in 1994 from 1993 as a result of significant provisions in 1993 for restructuring costs and legal matters.
   In response to this adverse business environment, Textron has taken and will continue to take aggressive cost reduction and other actions, such as long-term agreements with its customers, further restructurings of its businesses, outsourcing and the pursuit of other business opportunities that may arise, including joint ventures and divestitures. Textron will also continue to focus its resources where it has technological or other competitive advantages, so as to minimize the effects of these difficult business conditions. However, the outlook for this segment's businesses contains uncertainties relative to
(a) the programs and funding levels in future defense budgets as a result of continuing pressures to reduce federal outlays and (b) the length and severity of the commercial airline industry downturn.

1992 VS. 1991
The Systems and Components segment's revenues decreased $46.7 million (2%) and income decreased $41.0 million (18%), reflecting the weakness in the commercial aerospace industry, reduction in defense spending and the wind down of certain U.S. Government contracts. Income decreased, due primarily to the reduction in volume, the effect of the new accounting method relative to postretirement benefits other than pensions and a provision for restructuring costs, partially offset by a gain on the sale of the Textron Filtration Systems division. Income decreased at Textron Lycoming Turbine Engine and Airfoil Textron, partially offset by higher income at Textron Defense Systems and Textron Aerostructures. Revenues and income decreased significantly at Textron Lycoming Turbine Engine due to lower results in both the U.S. Government and commercial aerospace businesses. In its military business, income decreased principally as a result of a cumulative adjustment recorded in 1992 to reflect a reduction in the estimated profit margin on a long-term contract for turbine engines used on the Abrams main battle tank and reduced shipments on that contract in 1992 compared to the prior year. Revenues and income decreased on its commercial aerospace programs as a result of a significantly lower level of engines and spare parts sales, partially offset by lower product development costs and significantly lower losses in the LT101 turbine engine business, attributable to lower engineering costs. Income declined at Airfoil Textron due to a provision for restructuring costs and lower revenues, attributable to further softness in the commercial aerospace industry and reduced defense spending. Income increased at Textron Defense Systems primarily as a result of a higher benefit in 1992 than in 1991 of an equitable price adjustment under a long-term contract and a decrease in required provisions for cost increases on certain fixed price development contracts. Revenues also increased at Textron Defense Systems due primarily to increased deliveries on a military satellite communications system components contract, partially offset by reduced deliveries on missile components contracts as these contracts near completion. At Textron Aerostructures, revenues and income increased as a result of the benefit of the nonrecurring portion of an equitable price adjustment on a long-term aircraft wing components contract and increased deliveries under the same program, partially offset by the benefit in 1991 of a cumulative adjustment to increase the estimated profit margin on the Gulfstream IV wing program.

FINANCE
1993 VS. 1992
The Finance segment's revenues decreased $11.2 million while income increased $39.1 million (16%). Income at AFS increased, due principally to (a) a decrease in the cost of borrowed funds, (b) a higher level of finance receivables outstanding and (c) a decrease in insurance losses, as 1992 included losses related to Hurricane Andrew, partially offset by (d) a decrease in yields on finance receivables and (e) higher insurance commissions resulting from improved loss experience on nonfinance-

- -------------------------------------------------------------------------------
related insurance business. Revenues decreased, due to the decline in yields on finance receivables and a decline in foreign exchange translation rates, partially offset by a higher level of finance receivables outstanding. The ratio of net credit losses to average net receivables decreased to 2.14% in 1993 from 2.20% in 1992. In TFC's commercial finance business, revenues increased as a result of (a) an increased level of receivables, (b) the inclusion of the operating results of Cessna's finance operations for 12 months in 1993 compared with 10 months in 1992 and (c) a lower level of accounts on which the accrual of interest income has been suspended, partially offset by a decrease in yields and lower gains on the sales of finance receivables portfolios. Its income increased due to those factors, a decrease in the cost of borrowed funds and a decrease in loan loss provisions, primarily related to reductions in equipment loan losses and, to a lesser extent, losses on real estate loans.

1992 VS. 1991
The Finance segment's revenues increased $74.1 million (5%) and income increased $23.6 million (10%). Income at AFS increased due principally to
(a) a decrease in the cost of borrowed funds, (b) higher revenues attributable to a higher level of finance receivables outstanding (due in part to portfolio acquisitions during 1992) and (c) lower net credit loss ratios on finance receivables, partially offset by (d) a decrease in yields on finance receivables (relating in part to a change in the receivables portfolio mix toward lower yielding residential real estate loans), (e) higher insurance losses, including losses incurred as a result of Hurricane Andrew, and (f) lower investment income as yields on investments declined. The ratio of net credit losses to average net receivables decreased to 2.20% in 1992 from 2.39% in 1991. In TFC's commercial finance business, revenues increased principally as a result of (a) the inclusion of the operating results of Cessna's finance operations for 10 months, (b) an increased level of receivables and (c) gains on the sales of finance receivables portfolios, partially offset by (d) a decrease in yields on receivables and (e) a higher level of accounts on which the accrual of interest income has been suspended. TFC's income increased due to those factors and a decrease in the cost of borrowed funds, partially offset by an increase in loan loss provisions, principally attributable to its real estate portfolio.

PAUL REVERE
1993 VS. 1992
Paul Revere's revenues increased $87.0 million (8%) and income increased $30.9 million (27%). Revenues increased primarily in its individual disability insurance line, principally through marketing arrangements with other companies. Its income increased as a result of higher income in its individual disability insurance line (due to the higher revenues and lower operating expense and benefit ratios, which reflect the benefit of recapture gains on terminating reinsurance agreements), partially offset by lower income in group insurance, due to an increase in long-term disability benefit ratios. Paul Revere's investment income increased as a result of (a) a higher level of invested assets, offset in part by lower investment yields, and (b) significantly higher net realized investment gains ($14.7 million in 1993 vs. $2.2 million in 1992). Realized investment gains in 1993 ($36.6 million) were partially offset by an increased provision for other than temporary declines in values of investments ($21.9 million).

1992 VS. 1991
Paul Revere's revenues increased $41.4 million (4%) in 1992 and income increased $17.5 million (18%). Revenues increased primarily in its individual disability insurance line, partially offset by lower revenues in group insurance as a result of discontinuing its U.S. group medical insurance line. Its income increased due to higher income in its individual disability insurance line (due to higher revenues and a lower benefit ratio), offset in part by lower investment yields. Realized investment gains in 1992 ($44.9 million) were offset by an increased provision for other than temporary declines in values of investments ($42.7 million).

- -------------------------------------------------------------------------------
                              REPORT OF MANAGEMENT
- -------------------------------------------------------------------------------

The consolidated financial statements of Textron Inc. have been prepared by management and have been audited by Textron's independent auditors, Ernst & Young, whose report appears below. Management is responsible for the consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles and include amounts based on management's judgments.
   Management is also responsible for maintaining internal accounting control systems designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and that transactions are executed and recorded in accordance with established policies and procedures. Textron's systems are under continuing review and are supported by, among other things, business conduct and other written guidelines, an internal audit function and the selection and training of qualified personnel.
   The Board of Directors, through its Audit Committee, oversees management's financial reporting responsibilities. The Audit Committee, comprised of five outside directors, meets regularly with the independent auditors, representatives of management and the internal auditors to discuss and make inquiries into their activities. Both the independent auditors and the internal auditors have free access to the Audit Committee, with and without management representatives in attendance.


s/James F. Hardymon                     s/Richard A. McWhirter
James F. Hardymon                       Richard A. McWhirter
Chairman and                            Executive Vice President
Chief Executive Officer                 and Chief Financial Officer

February 3, 1994

- -------------------------------------------------------------------------------
                         REPORT OF INDEPENDENT AUDITORS
- -------------------------------------------------------------------------------

To the Board of Directors and Shareholders
Textron Inc.

We have audited the accompanying consolidated balance sheet of Textron Inc. as of January 1, 1994 and January 2, 1993, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Inc. at January 1, 1994 and January 2, 1993 and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 1, 1994 in conformity with generally accepted accounting principles.
   As discussed in Notes 13 and 14 to the consolidated financial statements, in fiscal 1992 the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.


s/Ernst & Young
New York, New York
February 3, 1994

- -------------------------------------------------------------------------------
                TEXTRON INC.    CONSOLIDATED STATEMENT OF INCOME
- -------------------------------------------------------------------------------

For each of the three years in the period
ended January 1, 1994
(In millions except per share amounts)               1993       1992       1991
- -------------------------------------------------------------------------------
REVENUES
Sales                                            $6,271.3   $5,616.7   $5,210.5
Interest, discount and service charges            1,260.2    1,273.2    1,183.9
Insurance premiums                                1,137.0    1,093.5    1,073.3
Investment income (including net realized
   investment gains)                                409.8      364.1      372.4
- -------------------------------------------------------------------------------
   Total revenues                                 9,078.3    8,347.5    7,840.1
- -------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                                     5,210.6    4,560.7    4,185.4
Selling and administrative                        1,441.2    1,401.8    1,329.8
Interest expense                                    667.8      742.0      754.4
Provision for losses on collection of
   finance receivables, less recoveries             152.6      160.4      134.8
Insurance benefits and increase in policy
   liabilities                                      849.1      823.8      812.2
Amortization of insurance policy acquisition
   costs                                            143.5      131.8      128.5
- -------------------------------------------------------------------------------
   Total costs and expenses                       8,464.8    7,820.5    7,345.1
- -------------------------------------------------------------------------------
Income before income taxes                          613.5      527.0      495.0
Income taxes                                        234.4      202.9      195.5
- -------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN
   ACCOUNTING PRINCIPLES                            379.1      324.1      299.5
Cumulative effect of changes in accounting
   principles:
   Postretirement benefits other than pensions,
     net of income taxes                                -     (570.5)         -
   Income taxes                                         -     (109.0)         -
- -------------------------------------------------------------------------------
NET INCOME (LOSS)                                $  379.1   $ (355.4)  $  299.5
                                                 ========   ========   ========
- -------------------------------------------------------------------------------
INCOME (LOSS) PER COMMON SHARE:
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES
   IN ACCOUNTING PRINCIPLES                      $   4.21   $   3.66   $   3.42
Cumulative effect of changes in accounting
   principles:
   Postretirement benefits other than
     pensions                                           -      (6.44)         -
   Income taxes                                         -      (1.23)         -
- -------------------------------------------------------------------------------
NET INCOME (LOSS)                                $   4.21   $  (4.01)  $   3.42
                                                 ========   ========   ========
- -------------------------------------------------------------------------------

See summary of significant accounting policies and notes to consolidated financial statements.

- -------------------------------------------------------------------------------
                   TEXTRON INC.    CONSOLIDATED BALANCE SHEET
- -------------------------------------------------------------------------------

                                                         JANUARY 1,  January 2,
(Dollars in millions)                                          1994        1993
- -------------------------------------------------------------------------------
ASSETS
Cash                                                      $    26.2   $    31.1
Investments                                                 4,764.2     4,152.1
Receivables -- net:
   Finance                                                  7,562.5     7,027.4
   Commercial and U.S. Government                             678.3       702.9
- -------------------------------------------------------------------------------
                                                            8,240.8     7,730.3
Inventories                                                 1,487.7     1,648.1
Property, plant and equipment -- net                        1,269.0     1,183.8
Unamortized insurance policy acquisition costs                783.5       696.3
Goodwill, less accumulated amortization of $343.3
   and $290.3                                               1,437.4     1,365.8
Other assets (including net prepaid income taxes)           1,649.6     1,559.3
- -------------------------------------------------------------------------------
   TOTAL ASSETS                                           $19,658.4   $18,366.8
                                                          =========   =========
- -------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Accounts payable                                          $   614.1   $   488.5
Accrued postretirement benefits other than pensions         1,032.7       980.6
Other accrued liabilities (including income taxes)          2,267.8     2,072.3
Insurance reserves and claims                               4,091.5     3,614.5
Debt:
   Textron Parent Company Borrowing Group                   2,025.4     2,283.4
   Finance and insurance subsidiaries                       6,846.7     6,439.7
- -------------------------------------------------------------------------------
                                                            8,872.1     8,723.1
- -------------------------------------------------------------------------------
   TOTAL LIABILITIES                                       16,878.2    15,879.0
- -------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock:
   Preferred stock (15,000,000 shares authorized):
     $2.08 Cumulative Convertible Preferred Stock,
       Series A (liquidation value -- $19.5)                    9.2        10.5
     $1.40 Convertible Preferred Dividend Stock,
       Series B (preferred only as to dividends)                7.4         7.6
   Common stock, 12.5 cents par value (250,000,000
     shares authorized; 91,859,000 and 91,007,000
     shares issued)                                            11.5        11.4
Capital surplus                                               686.6       660.8
Retained earnings                                           2,209.4     1,940.4
Other                                                         (52.3)      (51.5)
- -------------------------------------------------------------------------------
                                                            2,871.8     2,579.2
   Less cost of treasury shares                                91.6        91.4
- -------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                               2,780.2     2,487.8
- -------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $19,658.4   $18,366.8
                                                          =========   =========
- -------------------------------------------------------------------------------

See summary of significant accounting policies and notes to consolidated financial statements.

- -------------------------------------------------------------------------------
              TEXTRON INC.    CONSOLIDATED STATEMENT OF CASH FLOWS
- -------------------------------------------------------------------------------

For each of the three years in the period ended
January 1, 1994
(In millions)                                                    1993       1992       1991
- -------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                           $  379.1   $ (355.4)  $  299.5
Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
     Cumulative effect of changes in
       accounting principles                                        -      679.5          -
     Depreciation and amortization                              280.8      264.4      222.8
     Provision for losses on receivables                        194.7      196.0      183.4
     Increase in insurance policy liabilities                   341.7      308.9      335.6
     Amortization of insurance policy acquisition costs         143.5      131.8      128.5
     Changes in assets and liabilities excluding those
       related to acquisitions and divestitures:
         Decrease (increase) in commercial and
           U.S. Government receivables                          (26.7)      (1.6)      76.9
         Decrease (increase) in inventories                     175.9       54.8      (64.6)
         Additions to insurance policy acquisition costs       (235.2)    (204.7)    (227.2)
         Increase in other assets                               (79.4)     (22.2)    (113.5)
         Increase (decrease) in accounts payable                108.2      (50.4)     (33.2)
         Increase (decrease) in accrued liabilities             (11.6)      20.4       29.1
     Other -- net                                                28.4       20.0        1.0
- -------------------------------------------------------------------------------------------
     Net cash provided by operating activities                1,299.4    1,041.5      838.3
- -------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments                                     (1,744.5)  (1,863.4)  (1,489.5)
Proceeds from investments                                     1,188.4    1,507.2    1,070.1
Finance receivables originated or purchased                  (5,010.8)  (4,852.6)  (3,827.9)
Finance receivables repaid or sold                            4,253.4    4,212.0    3,177.9
Net proceeds from sale of minority interest in subsidiary       174.5          -          -
Capital expenditures                                           (251.8)    (217.1)    (155.6)
Cash used in acquisitions of businesses
   (net of cash acquired)                                      (139.2)    (904.4)         -
Other investing activities -- net                                27.5      (15.0)      13.9
- -------------------------------------------------------------------------------------------
     Net cash used by investing activities                   (1,502.5)  (2,133.3)  (1,211.1)
- -------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term debt                          484.8      (50.4)      74.1
Proceeds from issuance of long-term debt                      1,668.9    2,913.9    2,033.5
Principal payments on long-term debt                         (1,954.5)  (1,780.1)  (1,729.7)
Receipts from interest-sensitive insurance products             193.3      142.0      130.9
Return of account balances on interest-sensitive
   insurance products                                          (104.9)     (87.7)     (88.2)
Proceeds from exercise of stock options                          19.5       33.7       26.4
Dividends paid                                                 (110.1)     (98.1)     (89.4)
- -------------------------------------------------------------------------------------------
     Net cash provided by financing activities                  197.0    1,073.3      357.6
Effect of foreign exchange rate changes on cash                   1.2        (.5)      (1.1)
- -------------------------------------------------------------------------------------------
NET DECREASE IN CASH                                             (4.9)     (19.0)     (16.3)
Cash at beginning of year                                        31.1       50.1       66.4
- -------------------------------------------------------------------------------------------
Cash at end of year                                          $   26.2   $   31.1   $   50.1
                                                             ========   ========   ========
- -------------------------------------------------------------------------------------------

See summary of significant accounting policies and notes to consolidated financial statements.

- -------------------------------------------------------------------------------
   TEXTRON INC.    CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
- -------------------------------------------------------------------------------

For each of the three years in the                  SHARES OUTSTANDING*
period ended January 1, 1994                     ------------------------
(Dollars in millions; shares in thousands)         1993     1992     1991       1993       1992       1991
- ----------------------------------------------------------------------------------------------------------
$2.08 PREFERRED STOCK
Beginning balance                                   377      421      462   $   10.5   $   11.6   $   12.5
Conversion to common stock                          (56)     (44)     (41)      (1.3)      (1.1)       (.9)
- ----------------------------------------------------------------------------------------------------------
Ending balance                                      321      377      421   $    9.2   $   10.5   $   11.6
                                                 ======   ======   ======   ========   ========   ========
- ----------------------------------------------------------------------------------------------------------
$1.40 PREFERRED STOCK
Beginning balance                                   153      163      194   $    7.6   $    7.7   $    8.1
Conversion to common stock                          (15)     (10)     (31)       (.2)       (.1)       (.4)
- ----------------------------------------------------------------------------------------------------------
Ending balance                                      138      153      163   $    7.4   $    7.6   $    7.7
                                                 ======   ======   ======   ========   ========   ========
- ----------------------------------------------------------------------------------------------------------
COMMON STOCK
Beginning balance                                87,563   86,088   84,777   $   11.4   $   11.3   $   11.3
Conversion of preferred stock to common stock       151      114      146         .1          -          -
Exercise of stock options                           695    1,334    1,165          -         .1          -
Issuance of common stock                              4       27        -          -          -          -
- ----------------------------------------------------------------------------------------------------------
Ending balance                                   88,413   87,563   86,088   $   11.5   $   11.4   $   11.3
                                                 ======   ======   ======   ========   ========   ========
- ----------------------------------------------------------------------------------------------------------
CAPITAL SURPLUS
Beginning balance                                                           $  660.8   $  646.6   $  644.6
Conversion of preferred stock to common stock                                    1.4        1.2        1.3
Exercise of stock options                                                       24.7       12.6         .7
Issuance of common stock                                                          .1         .4          -
Other                                                                            (.4)         -          -
- ----------------------------------------------------------------------------------------------------------
Ending balance                                                              $  686.6   $  660.8   $  646.6
                                                                            ========   ========   ========
- ----------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Beginning balance                                                           $1,940.4   $2,393.9   $2,183.8
Net income (loss)                                                              379.1     (355.4)     299.5
Dividends declared:
   Preferred stock                                                               (.9)      (1.0)      (1.1)
   Common stock (per share: $1.24 in 1993;
     $1.12 in 1992 and $1.03 in 1991)                                         (109.2)     (97.1)     (88.3)
- ----------------------------------------------------------------------------------------------------------
Ending balance                                                              $2,209.4   $1,940.4   $2,393.9
                                                                            ========   ========   ========
- ----------------------------------------------------------------------------------------------------------
TREASURY STOCK
Beginning balance                                                           $   91.4   $  119.0   $  144.7
Exercise of stock options                                                         .3      (27.0)     (25.7)
Issuance of common stock                                                         (.1)       (.6)         -
- ----------------------------------------------------------------------------------------------------------
Ending balance                                                              $   91.6   $   91.4   $  119.0
                                                                            ========   ========   ========
- ----------------------------------------------------------------------------------------------------------
OTHER
Beginning balance                                                           $  (51.5)  $  (24.4)  $  (53.2)
Currency translation adjustment                                                (22.5)     (48.9)      (1.5)
Marketable equity securities valuation adjustment                               10.6        5.7        3.8
Pension liability adjustment                                                    (3.5)        .7       10.4
Shares allocated to ESOP participants                                           14.6       15.4       16.1
- ----------------------------------------------------------------------------------------------------------
Ending balance                                                              $  (52.3)  $  (51.5)  $  (24.4)
                                                                            ========   ========   ========
- ----------------------------------------------------------------------------------------------------------

*Shares issued at the end of 1993, 1992, 1991 and 1990 were as follows (in thousands): $2.08 Preferred - 390; 446; 490 and 531 shares, respectively; $1.40 Preferred - 625; 640; 650 and 681 shares, respectively; Common - 91,859; 91,007; 90,767 and 90,621 shares, respectively.
See summary of significant accounting policies and notes to consolidated financial statements.

- -------------------------------------------------------------------------------
           TEXTRON INC.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- -------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Textron Inc. and all of its majority- and wholly-owned subsidiaries other than Avdel plc (see
Note 1). All significant intercompany transactions are eliminated.
   Textron consists of two borrowing groups -- the Textron Parent Company Borrowing Group (comprised of all entities of Textron other than its finance and insurance subsidiaries) and Textron's finance and insurance subsidiaries. To enhance the reader's understanding of Textron's operations, Textron has presented in Note 18 separate financial information for each of its two borrowing groups.

FINANCE RECEIVABLES
For finance receivables, interest income is recognized in revenues using the interest method so as to produce a constant rate of return over the terms of the receivables. Accrual of interest income is suspended for accounts which are contractually delinquent by more than three months unless collection is not doubtful in the case of commercial finance receivables or three payments in the case of consumer finance receivables. In addition, detailed reviews of commercial loans may result in earlier suspension if collection is doubtful. Accrual of interest on commercial loans is resumed when the loan becomes contractually current, and suspended interest income is recognized at that time. Subsequent interest income on consumer loans is recognized when collected. Fees received and direct loan origination costs are deferred and amortized to revenues over the contractual lives of the respective loans using the interest method. Unamortized amounts are recognized in revenues when loans are sold or paid in full.
   Finance receivables are written off when they are deemed uncollectible, but in any event all consumer loan accounts for which an amount aggregating a full contractual payment has not been received for six consecutive months are written off. Commercial loans are written down to the fair value (less estimated costs to sell) of the related collateral when the collateral is repossessed or when no payment has been received for six months, unless management deems the loans collectible. Foreclosed real estate loans are transferred out of finance receivables into other assets at the lower of fair value (less estimated costs to sell) or the outstanding loan balance. The difference between the amount transferred and the outstanding loan balance is written off. The carrying value of real estate owned is periodically reevaluated and, where appropriate, adjustments are made through a valuation allowance to reflect subsequent changes in fair value, but the carrying value is never increased above the amount originally transferred.
   Provisions for losses on finance receivables are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover the losses in the existing receivable portfolio.

INSURANCE OPERATIONS
RECOGNITION OF REVENUES AND EXPENSES
Premiums from individual disability insurance and traditional life insurance products are recognized in revenues when due. Group insurance premiums are recognized as income over the period to which the premiums relate. Benefits and expenses relating to those businesses are recognized over the life of the contracts through the establishment of reserves for future policy benefits and the amortization of deferred policy acquisition costs. Benefits to policyholders include benefits paid or accrued, changes in reserves for future policy benefits and surrenders.
   For investment and interest-sensitive life products, revenues consist of policy and surrender charges assessed during the year. Benefits and expenses for these products include amounts incurred during the year for benefit claims in excess of related account balances, policy maintenance expenses, interest credited and amortization of deferred policy acquisition costs.
   Unearned insurance premiums are deferred and subsequently recognized in revenues over the lives of the policies (a) on the interest method for decreasing term credit life insurance coverage and on the pro rata method for level term credit life coverage, (b) in relation to anticipated claims for credit disability insurance and (c) on the pro rata method for casualty insurance.

DEFERRED POLICY ACQUISITION COSTS
Costs, which vary with, and are related primarily to, the production of new business, have been deferred to the extent such costs are deemed recoverable from future profits. Such costs primarily include commissions, selling, selection and policy issue expenses. For disability insurance, traditional life insurance and casualty insurance products, these costs are amortized in proportion to premiums over the estimated lives of the policies. Anticipated investment income is considered in determining if a premium deficiency relating to short-term contracts exists. For investment and interest-sensitive life products, these costs are amortized in proportion to estimated gross profits from interest, mortality and other margins under the contracts.

INSURANCE RESERVES AND CLAIMS
Reserves for future policy benefits and unpaid claims and claim expenses include policy reserves, claim reserves and claim liabilities established for Textron's

- -------------------------------------------------------------------------------
individual disability, group and individual life insurance products.
   Policy reserves represent the portion of premiums received, accumulated with interest, to provide for future claims. Policy reserves for individual disability insurance and traditional life insurance products are based on Textron's withdrawal, morbidity and mortality experience. Policy reserves for group insurance consist primarily of group life waiver of premium reserves. Policy reserves for interest-sensitive life insurance products are determined based on the accumulated policy account value.
   Claim reserves are established for future payments not yet due on claims already incurred, primarily relating to individual disability insurance and group long-term disability insurance products. These reserves are established based on past experience and are continuously reviewed and updated. Any resulting adjustments are reflected in current operations. Claim liabilities represent policy benefits currently due but unpaid at year end.
   Other policyholder funds represent amounts accumulated under deferred contracts to provide annuities in the future.

INVESTMENTS
Investments in marketable equity securities are carried at market value. Unrealized gains and losses, net of applicable income taxes, resulting from fluctuations in the aggregate market value of marketable equity securities are reflected as an adjustment to shareholders' equity.
   Investments in most debt securities and all mortgage loans are carried at amortized cost (less adjustments for other than temporary declines in value). In 1992, Textron determined that a portion of its debt security portfolio should be considered available for sale and carried at the lower of aggregate amortized cost or market. At January 1, 1994 and January 2, 1993, the aggregate market value of the securities available for sale exceeded their amortized cost.
   Textron will adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115) as of the beginning of 1994. FAS 115 establishes new, more restrictive criteria to be used in determining which debt securities can be carried in the financial statements at amortized cost. Securities which will be carried at amortized cost and classified in Textron's held for investment category will be those which Textron has both the ability and positive intent to hold to maturity. Securities classified in the available for sale category will be carried at fair value and will consist of those securities which Textron intends to hold for an indefinite period of time but not necessarily to maturity. Unrealized gains and losses related to securities available for sale will be reported as a separate component of shareholders' equity. Upon adopting FAS 115, Textron will transfer certain debt securities, with an amortized cost of approximately $2,546 million, from the held for investment category to the available for sale category of its investment portfolio. The net unrealized gains of approximately $95 million, net of applicable income taxes, relating to the debt securities classified in the available for sale portfolio at the date of adoption, will be recorded as an increase to shareholders' equity.
   Net realized gains or losses resulting from sales or calls of investments and losses resulting from declines in fair values of investments that are other than temporary declines are included in revenues. The cost of securities sold is determined primarily on the specific identification method. See Note 2 for further information about investments.

INVENTORIES
Inventories are carried at the lower of cost or market. See Note 5 for further information about inventories.

LONG-TERM CONTRACTS AND PROGRAMS
Sales under fixed-price contracts and programs are generally recorded as deliveries are made. Sales under cost reimbursement-type contracts are recorded as costs are incurred and fees are earned. Certain contracts are awarded on a fixed-price incentive fee basis. Incentive fees on such contracts are considered when estimating revenues and profit rates and are recorded when the amounts can reasonably be determined. Costs attributed to units delivered under fixed-price contracts are based generally on the estimated average cost per unit at contract completion and under programs are based on the average remaining cost per unit. Profits expected to be realized on long-term contracts and programs are based on estimates of total sales value and costs at completion. Such estimates are reviewed and revised periodically throughout the lives of the contracts and programs. Revisions to contract profits are recorded in the accounting period in which the revisions are made. Revisions to program profits are recorded over the balance of the programs. Estimated losses on contracts and programs are recorded when identified. See Notes 4 and 5 for further information about receivables and inventories related to long-term contracts and programs.

PROPERTY, PLANT AND EQUIPMENT
The cost of property, plant and equipment is being depreciated based on the estimated useful lives of the assets. See Note 6 for further information about property, plant and equipment.

GOODWILL
Goodwill related to Textron's manufacturing operations is being amortized on the straight-line method over periods ranging from 20 to 40 years. Goodwill related to Textron's finance and insurance subsidiaries is being amortized on the straight-line method over 25 years.

- -------------------------------------------------------------------------------
INCOME PER COMMON SHARE
Income per common share is based on average common shares outstanding during each year assuming full conversion of outstanding preferred stock and exercise of stock options. Such average shares were 90,052,000 in 1993; 88,580,000 in 1992 and 87,563,000 in 1991.

TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN EXCHANGE TRANSACTIONS Adjustments resulting from the translation of the financial statements of most of Textron's foreign operations are excluded from the determination of its income and accumulated in a separate component of shareholders' equity until the entity is sold or substantially liquidated.
   Foreign exchange gains and losses included in income (which relate principally to transactions denominated in foreign currencies) in 1993, 1992 and 1991 were not material.

RESEARCH AND DEVELOPMENT
Company funded research and development expenditures are charged to expense as incurred. See Note 11 for further information about research and development.

PENSION BENEFITS
See Note 12 for information about Textron's accounting policies for pension benefits.

EMPLOYEE BENEFITS OTHER THAN PENSIONS
See Note 13 for information about Textron's accounting policies for employee benefits other than pensions.

INTEREST RATE EXCHANGE AGREEMENTS
As part of managing its interest rate exposure on its variable interest rate borrowings, Textron is a party to various interest rate exchange agreements. While Textron is exposed to credit loss for the periodic settlement of amounts due under such agreements in the event of nonperformance by the counterparties, Textron does not anticipate nonperformance by any of those parties. The risk of loss in the event of nonperformance by the counterparties was insignificant at January 1, 1994.
   Interest differentials to be paid or received are accrued and recognized in interest expense over the lives of the agreements.

INCOME TAXES
Deferred income taxes for years prior to 1992 were recognized for income and expense items that were reported in different periods for financial reporting and income tax purposes based on the tax rates applicable in the years such timing differences arose. Deferred income taxes for 1993 and 1992 have been recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are expected to be realized or settled. See
Note 14 for further information about income taxes.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair values presented in Note 15 are estimates of the fair values of the financial instruments at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgement in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts Textron could realize or settle currently. Textron does not necessarily intend to dispose of or liquidate such instruments prior to maturity. See Note 15 for further information about fair values of financial instruments.

ENVIRONMENTAL REMEDIATION
Environmental liabilities are recorded based on the most probable cost if known or on the estimated minimum cost, determined on a site by site basis. Textron's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds or significant claims against other third parties. See Note 16 for further information about environmental remediation.

- -------------------------------------------------------------------------------
           TEXTRON INC.    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

- ----------------------------------------
             1  ACQUISITIONS
- ----------------------------------------
AVDEL PLC
In early 1989, Textron acquired Avdel plc, a fastening systems manufacturing business based in England, the total cost of which approximated $250 million. Avdel had net assets with an historical book value of approximately $85 million at December 31, 1993. In February 1989, the U.S. Federal Trade Commission
(FTC) challenged the acquisition under antitrust law. On October 28, 1993, the FTC conditionally approved Textron's offer to settle the matter by licensing a new competitor for Avdel's Monobolt non-aerospace blind rivet and selling the licensee certain manufacturing equipment of Avdel's U.S. operation. The settlement and approval of the license/divestiture are expected to become effective in 1994. Until the settlement becomes effective, Textron is precluded from consolidating in its financial statements the results of operations of Avdel and is therefore carrying its investment in Avdel at cost.

- -------------------------------------------------------------------------------
Avdel's sales and earnings before income taxes in 1993 (unaudited), 1992 and 1991 were $153 million and $17 million, respectively, $163 million and $16 million, respectively, and $162 million and $17 million, respectively. Such results do not reflect any purchase price adjustments which would be required as a result of Textron's acquisition of Avdel, principally amortization of goodwill.

TEXTRON ACUSTAR PLASTICS
On May 3, 1993, Textron acquired the plastics operations of the Acustar division of Chrysler Corporation at a cost of $139.2 million in cash. Total sales for the Acustar plastics operations in 1992 were approximately $220 million (unaudited), substantially all of which were to Chrysler.
   In conjunction with the acquisition, Textron assumed liabilities as follows:

- -------------------------------------------------------------------------------
(In millions)
- -------------------------------------------------------------------------------
Fair value of assets acquired                                          $  197.3
Cash paid                                                                 139.2
- -------------------------------------------------------------------------------
   Fair value of liabilities assumed                                   $   58.1
                                                                       ========
- -------------------------------------------------------------------------------

THE CESSNA AIRCRAFT COMPANY
On February 28, 1992, Textron purchased the outstanding common stock of The Cessna Aircraft Company (Cessna) at a cost of $605.0 million in cash. Textron has accounted for the acquisition of Cessna as a purchase and, accordingly, Cessna's results of operations are included in Textron's financial statements from February 29, 1992. Textron has allocated its purchase price to the underlying assets and liabilities of Cessna based on their respective fair values. The excess (approximately $406 million) of Textron's purchase price over the fair value of Cessna's net assets is being amortized over 40 years.
   The pro forma revenues, net income and net income per common share for 1991, combining the results of Cessna with those of Textron as if the purchase of Cessna had occurred at the beginning of 1991, would have been $8.7 billion, $312 million and $3.56, respectively. The corresponding pro forma amounts for 1992, as if the purchase of Cessna had occurred at the beginning of 1992, would not have differed significantly from the actual historical amounts.
   The pro forma results are not necessarily indicative of what would have occurred had the acquisition been consummated as of the beginning of the respective years or of future operations of the combined company.
   In conjunction with the acquisition, Textron assumed liabilities as follows:

- -------------------------------------------------------------------------------
(In millions)
- -------------------------------------------------------------------------------
Fair value of assets acquired                                          $1,535.4
Cash paid                                                                 605.0
- -------------------------------------------------------------------------------
   Fair value of liabilities assumed                                   $  930.4
                                                                       ========
- -------------------------------------------------------------------------------

USA FINANCIAL SERVICES, INC.
On February 4, 1992, Textron's wholly-owned subsidiary Avco Financial Services
(AFS) purchased substantially all of the assets of USA Financial Services, Inc., consisting principally of $340 million of finance receivables, for $287.8 million in cash.
   In conjunction with the acquisition, AFS assumed liabilities as follows:

- -------------------------------------------------------------------------------
(In millions)
- -------------------------------------------------------------------------------
Fair value of assets acquired                                          $  428.0
Cash paid                                                                 287.8
- -------------------------------------------------------------------------------
   Fair value of liabilities assumed                                   $  140.2
                                                                       ========
- -------------------------------------------------------------------------------

- ----------------------------------------
             2  INVESTMENTS
- ----------------------------------------

- -------------------------------------------------------------------------------
                                                       JANUARY 1,    January 2,
(In millions)                                                1994          1993
- -------------------------------------------------------------------------------
Debt securities:
   Commercial paper, at cost (approximates fair value)   $   89.7      $  185.5
   Bonds held for investment, at amortized cost
     (estimated fair value: $3,924.6 and $3,373.2)        3,688.8       3,240.0
   Bonds available for sale (estimated fair value:
     $610.6 and $356.6)                                     574.1         336.1
- -------------------------------------------------------------------------------
                                                          4,352.6       3,761.6
Marketable equity securities, at market
   (cost: $39.5 and $32.1)                                   73.7          45.1
First mortgages on real estate, at cost
   (estimated fair value: $199.1 and $202.4)                179.4         185.0
Insurance policy loans and other investments,
   at cost (estimated fair value: $164.4 and $168.7)        158.5         160.4
- -------------------------------------------------------------------------------
                                                         $4,764.2      $4,152.1
                                                         ========      ========
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
The amortized cost and estimated fair value of debt securities at January 1,
1994 and January 2, 1993 were as follows:
- -----------------------------------------------------------------------------------------------------------------
                                                                                                  JANUARY 1, 1994
- -----------------------------------------------------------------------------------------------------------------
                                                                                    GROSS       GROSS
                                                                    AMORTIZED  UNREALIZED  UNREALIZED   ESTIMATED
(In millions)                                                            COST       GAINS      LOSSES  FAIR VALUE
- -----------------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of other U.S.
   Government agencies and authorities                               $   31.4      $  5.3      $    -    $   36.7
Obligations of states, municipalities and political subdivisions        147.8        10.4          .2       158.0
Obligations of foreign governments and agencies                         243.8        27.6          .3       271.1
Public utility securities                                               743.5        51.5          .8       794.2
Corporate securities                                                  1,738.4       101.6        11.9     1,828.1
Mortgage-backed securities*                                             873.6        54.4         1.8       926.2
- -----------------------------------------------------------------------------------------------------------------
   Debt securities held for investment                                3,778.5       250.8        15.0     4,014.3
- -----------------------------------------------------------------------------------------------------------------
   Debt securities available for sale (principally corporate
     and mortgage-backed securities)                                    574.1        38.9         2.4       610.6
- -----------------------------------------------------------------------------------------------------------------
                                                                     $4,352.6      $289.7      $ 17.4    $4,624.9
                                                                     ========      ======      ======    ========
- -----------------------------------------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------------------------
                                                                                                January 2, 1993
- -----------------------------------------------------------------------------------------------------------------
                                                                                    Gross       Gross
                                                                    Amortized  unrealized  unrealized   Estimated
(In millions)                                                            cost       gains      losses  fair value
- -----------------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of other U.S.
   Government agencies and authorities                               $   32.0      $  3.9      $    -    $   35.9
Obligations of states, municipalities and political subdivisions        220.7         8.7        10.4       219.0
Obligations of foreign governments and agencies                         210.2        12.2          .1       222.3
Public utility securities                                               520.5        11.6         3.3       528.8
Corporate securities                                                  1,241.4        51.7        14.0     1,279.1
Mortgage-backed securities*                                           1,200.7        77.4         4.5     1,273.6
- -----------------------------------------------------------------------------------------------------------------
   Debt securities held for investment                                3,425.5       165.5        32.3     3,558.7
- -----------------------------------------------------------------------------------------------------------------
   Debt securities available for sale (principally
     corporate securities)                                              336.1        28.1         7.6       356.6
- -----------------------------------------------------------------------------------------------------------------
                                                                     $3,761.6      $193.6      $ 39.9    $3,915.3
                                                                     ========      ======      ======    ========
- -----------------------------------------------------------------------------------------------------------------

*A substantial portion of these securities is guaranteed by the U.S.
Government or U.S. Government agencies.
   The amortized cost and estimated fair value of debt securities at January 1, 1994, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

- -------------------------------------------------------------------------------
                                                        Amortized     Estimated
(In millions)                                                cost    fair value
- -------------------------------------------------------------------------------
Due in 1994                                              $  148.9      $  153.6
Due 1995 to 1998                                            527.4         564.7
Due 1999 to 2003                                            972.0       1,032.2
Due after 2003                                            1,641.1       1,744.1
- -------------------------------------------------------------------------------
                                                          3,289.4       3,494.6
- -------------------------------------------------------------------------------
Mortgage-backed securities                                1,063.2       1,130.3
- -------------------------------------------------------------------------------
                                                         $4,352.6      $4,624.9
                                                         ========      ========
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
Proceeds from sales of debt securities (excluding commercial paper) during
1993, 1992 and 1991 were $241.4 million, $535.6 million and $426.7 million, respectively. Gross gains and losses realized on those sales were $13.5 million and $3.2 million, respectively, in 1993, $33.4 million and $20.9 million, respectively, in 1992 and $20.9 million and $1.8 million, respectively, in
1991. Net realized gains resulting from sales of marketable equity securities were $9.4 million in 1993.
- -------------------------------------------------------------------------------


- ----------------------------------------
         3  FINANCE RECEIVABLES
- ----------------------------------------
Contractual maturities of finance receivables outstanding at January 1, 1994 and total finance receivables outstanding at that date and at January 2, 1993 were as follows:

- -----------------------------------------------------------------------------------------------------------------
                                                                                              FINANCE RECEIVABLES
                                                    CONTRACTUAL MATURITIES          LESS          OUTSTANDING
                                               -------------------------------     FINANCE     -------------------
(In millions)                                      1994       1995  After 1995     CHARGES        1993       1992
- -----------------------------------------------------------------------------------------------------------------
CONSUMER:
Consumer loans                                 $1,485.0   $1,014.0    $  919.2    $1,028.2    $2,390.0   $2,275.0
Real estate loans                                 567.2      489.5     3,328.8     2,124.7     2,260.8    2,141.9
Retail installment contracts                      558.3      304.3       193.1       313.7       742.0      656.7
Other                                              39.9       29.0        25.8        17.9        76.8       84.7
- -----------------------------------------------------------------------------------------------------------------
                                                2,650.4    1,836.8     4,466.9     3,484.5     5,469.6    5,158.3
- -----------------------------------------------------------------------------------------------------------------
COMMERCIAL:
Installment contracts                             297.6      218.2       446.9       156.0       806.7      693.2
Real estate loans                                  96.4       78.7       348.3         9.6       513.8      497.7
Finance leases                                    134.3      124.5       347.2       135.7       470.3      426.8
Leveraged leases                                    7.0        6.1       589.5       307.0       295.6      284.0
Floorplan and other receivables                   329.0       55.2        89.7        11.2       462.7      394.8
- -----------------------------------------------------------------------------------------------------------------
                                                  864.3      482.7     1,821.6       619.5     2,549.1    2,296.5
- -----------------------------------------------------------------------------------------------------------------
                                               $3,514.7   $2,319.5    $6,288.5    $4,104.0     8,018.7    7,454.8
                                               ========   ========    ========    ========
- -----------------------------------------------------------------------------------------------------------------
Less allowance for credit losses                                                                 224.6      212.4
Less finance-related insurance
   reserves and claims                                                                           231.6      215.0
- -----------------------------------------------------------------------------------------------------------------
                                                                                              $7,562.5   $7,027.4
                                                                                              ========   ========
- -----------------------------------------------------------------------------------------------------------------

   The maximum term over which consumer loans and retail installment contracts are written is 10 years, but approximately 90% of these loans are written with terms of four years or less. Consumer real estate loans are written with a maximum term of 15 years. Consumer loans are unsecured or secured by personal property and are in relatively small amounts. Retail installment contracts are secured by personal property. Consumer real estate loans are secured by real property and are limited to a maximum of 85% of the property's appraised market value at the date of the loans.

    Commercial installment contracts have initial terms generally ranging from one to 10 years. Commercial real estate loans have initial terms generally ranging from three to five years. Finance leases have initial terms written generally up to 12 years. Leveraged leases have initial terms written up to approximately 30 years. Finance leases and commercial installment contracts are secured by the financed equipment and, in some instances, by the personal guarantee of the principals or recourse arrangements with the originating vendor. Commercial real estate loans are secured by real property and are generally limited to a maximum of 80% of the property's appraised market value at the date of the loans. Leveraged leases are secured by the ownership of the leased asset.
   Accounts are often repaid or refinanced prior to contractual maturity. Accordingly, the foregoing tabulation should not be regarded as a forecast of future cash collections. During 1993 and 1992, cash collections of receivables (excluding finance charges) were $4.2 billion and $4.1 billion, respectively. The ratio of cash collections to average net receivables was approximately 57% and 59%, respectively. Nonearning finance receivables were $181.9 million at January 1, 1994.

- -------------------------------------------------------------------------------

- ----------------------------------------
         4  LONG-TERM CONTRACT
- ----------------------------------------
- ----------------------------------------
        AND PROGRAM RECEIVABLES
- ----------------------------------------
Long-term contract and program receivables at January 1, 1994 and January 2, 1993 aggregated $251 million and $219 million, respectively, including $114 million and $81 million, respectively, of unbilled costs and accrued profits on long-term contracts for which the contractual criteria for billing had not yet been met. An estimated $65 million and $47 million, respectively, of the unbilled amounts are not expected to be collected within one year. There are no significant amounts included in receivables which represent balances billed but unpaid under contractual retainage provisions or significant long-term contract receivables subject to uncertainty as to collection.


- ----------------------------------------
             5  INVENTORIES
- ----------------------------------------

- -------------------------------------------------------------------------------
                                                       JANUARY 1,    January 2,
(In millions)                                                1994          1993
- -------------------------------------------------------------------------------
Finished goods                                           $  394.6      $  395.6
Work in process                                           1,119.9       1,297.1
Raw materials                                               241.3         232.1
- -------------------------------------------------------------------------------
                                                          1,755.8       1,924.8
Less progress and advance payments                          268.1         276.7
- -------------------------------------------------------------------------------
                                                         $1,487.7      $1,648.1
                                                         ========      ========
- -------------------------------------------------------------------------------

Inventories aggregating $734 million at January 1, 1994 and $786 million at January 2, 1993 were valued by the last-in, first-out (LIFO) method. (Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $148 million and $135 million higher at those respective dates.) The remaining inventories, other than those related to certain long-term contracts and programs, are valued generally by the first-in, first-out method.
   Inventories related to long-term contracts and programs, net of progress and advance payments, were $553 million at January 1, 1994 and $577 million at January 2, 1993. Such inventories include unamortized tooling, deferred learning costs and costs related to unnegotiated, customer-directed changes of approximately $235 million at January 1, 1994 and $211 million at January 2, 1993. Textron expects to recover all such amounts over the related contracts and programs. As to government contracts, inventory costs also generally include general and administrative expenses ($40 million at January 1, 1994; $53 million at January 2, 1993).

- ----------------------------------------
    6  PROPERTY, PLANT AND EQUIPMENT
- ----------------------------------------

- -------------------------------------------------------------------------------
                                                       JANUARY 1,    January 2,
(In millions)                                                1994          1993
- -------------------------------------------------------------------------------
At cost:
Land and buildings                                       $  727.9      $  684.4
Machinery and equipment                                   2,069.2       1,883.4
- -------------------------------------------------------------------------------
                                                          2,797.1       2,567.8
Less accumulated depreciation                             1,528.1       1,384.0
- -------------------------------------------------------------------------------
                                                         $1,269.0      $1,183.8
                                                         ========      ========
- -------------------------------------------------------------------------------

Depreciation of property, plant and equipment was $206 million in 1993, $199 million in 1992 and $182 million in 1991, including depreciation using accelerated methods of $48 million, $50 million and $60 million, respectively.

- ----------------------------------------
    7  INSURANCE RESERVES AND CLAIMS
- ----------------------------------------

- -------------------------------------------------------------------------------
                                                       JANUARY 1,    January 2,
(In millions)                                                1994          1993
- -------------------------------------------------------------------------------
Paul Revere:
   Future policy benefits                                $1,090.3      $  992.0
   Unpaid claims and claim expenses                       1,358.2       1,159.1
   Other policyholder funds                               1,462.1       1,295.3
Other                                                       180.9         168.1
- -------------------------------------------------------------------------------
                                                         $4,091.5      $3,614.5
                                                         ========      ========
- -------------------------------------------------------------------------------

The laws of many states in which Textron's insurance subsidiaries are admitted to do business require as a condition of admission that all insurance companies so admitted collectively guarantee to policyholders the solvency of other insurance companies admitted in the particular state. Textron's insurance subsidiaries have not been required to date to make any significant payments pursuant to such guarantees. While the amount of any assessments which may be made in the future cannot be predicted, Textron does not believe the total assessments, if any, would be material to its net income or financial condition.

- -------------------------------------------------------------------------------

- ----------------------------------------
     8  DEBT AND CREDIT FACILITIES
- ----------------------------------------
The Textron Parent Company Borrowing Group (comprised of all entities of Textron other than its finance and insurance subsidiaries) and Textron's finance subsidiaries are independent borrowers, and, accordingly, their debt is supported by their own respective assets and cash flows.
   At January 1, 1994 and January 2, 1993, consolidated debt consisted of the following:

- -------------------------------------------------------------------------------
                                                       JANUARY 1,    January 2,
(In millions)                                                1994          1993
- -------------------------------------------------------------------------------
TEXTRON PARENT COMPANY BORROWING GROUP:
SENIOR:
Borrowings under or supported by long-term
   credit facilities*                                    $  638.3      $  659.6
8.75% - 9.25%; due 2016 to 2022                             278.8         278.8
Medium-term notes; due 1994 to 2011
   (average rate - 8.8%)                                    429.6         454.6
Variable rate notes due 1994 to 2000
   (average rate - 3.9%)                                    390.0         390.0
Other notes (average rate - 4.6%)                           178.4         227.4
- -------------------------------------------------------------------------------
     Total senior                                         1,915.1       2,010.4
- -------------------------------------------------------------------------------
SUBORDINATED:
8.86% - 9.5%; due 1998 to 2017                              110.3         273.0
- -------------------------------------------------------------------------------
     Total Textron Parent Company Borrowing Group         2,025.4       2,283.4
- -------------------------------------------------------------------------------
FINANCE SUBSIDIARIES:
SENIOR:
Borrowings under or supported by credit facilities**      2,860.1       2,414.9
3.20% - 5.98%; due 1994 to 2000                           1,543.8         984.2
6.01% - 7.91%; due 1994 to 2000                             689.0         656.3
8.08% - 9.91%; due 1994 to 2000                             757.5       1,040.7
10% - 11.85%; due 1994 to 1998                              298.8         491.7
12.25% - 15.38%; due 1994 to 1995                           112.2         161.0
Variable rate notes due 1994 to 1996
   (average rate - 4.0%)                                    534.0         529.0
- -------------------------------------------------------------------------------
     Total senior                                         6,795.4       6,277.8
- -------------------------------------------------------------------------------
SENIOR SUBORDINATED:
8.75% - 15%; due 1994 to 1998                                51.3         161.9
- -------------------------------------------------------------------------------
     Total finance subsidiaries                           6,846.7       6,439.7
- -------------------------------------------------------------------------------
     Total debt                                          $8,872.1      $8,723.1
                                                         ========      ========
- -------------------------------------------------------------------------------

*The weighted average interest rates on these borrowings, before consideration of the effect of interest rate exchange agreements, at January 1, 1994,
January 2, 1993 and December 28, 1991 were 3.6%, 3.9% and 5.4%, respectively, and the weighted average interest rates for the years 1993, 1992 and 1991 were 3.4%, 4.1% and 6.7%, respectively.
**The weighted average interest rates on these borrowings, before consideration of the effect of interest rate exchange agreements, at January 1, 1994,
January 2, 1993 and December 28, 1991 were 3.7%, 4.5% and 5.6%, respectively, and the weighted average interest rates for the years 1993, 1992 and 1991 were 3.7%, 4.4% and 6.9%, respectively.
- -------------------------------------------------------------------------------
Required payments and sinking fund requirements during the next five years on debt outstanding at January 1, 1994 (excluding amounts that might become payable under credit facilities and revolving credit agreements) are as follows:

- --------------------------------------------------------------------------------------------------
(In millions)                                 1994        1995        1996        1997        1998
- --------------------------------------------------------------------------------------------------
Textron Parent Company Borrowing Group    $  171.9    $  126.0    $  181.6    $  162.8    $   14.9
Finance subsidiaries                         911.7     1,009.6       787.0       352.4       471.2
 -------------------------------------------------------------------------------------------------
                                          $1,083.6    $1,135.6    $  968.6    $  515.2    $  486.1
                                          ========    ========    ========    ========    ========
- --------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
Cash payments for interest were as follows:
- -------------------------------------------------------------------------------
(In millions)                                      1993        1992        1991
- -------------------------------------------------------------------------------
Textron Parent Company Borrowing Group           $205.5      $215.6      $203.4
Finance subsidiaries                              439.8       477.0       492.9
- -------------------------------------------------------------------------------
                                                 $645.3      $692.6      $696.3
                                                 ======      ======      ======
- -------------------------------------------------------------------------------

   The Textron Parent Company Borrowing Group maintains credit facilities with various banks for borrowing funds on both a short- and a long-term basis.
   During 1993, Textron replaced its $1.5 billion credit agreement with two separate credit agreements with 38 banks aggregating $1.5 billion. Of the total credit facility, $1.25 billion is available on a fully revolving basis until November 1, 1996, with the remainder available on a fully revolving basis until November 1, 1994. Textron pays fees in support of those facilities. The credit agreements contain provisions requiring Textron to maintain a minimum level of shareholders' equity and a minimum interest coverage ratio.
The portion of the credit facilities not used or reserved as support for commercial paper or bank borrowings at January 1, 1994 was $878 million.
   Textron's finance subsidiaries -- AFS and Textron Financial Corporation
(TFC) -- have lines of credit with various banks aggregating $3.2 billion at January 1, 1994, of which $2.3 billion relates to long-term loans. The subsidiaries' lines of credit not used or reserved as support for commercial paper or short-term bank borrowings at January 1, 1994 were $100 million, all of which related to long-term loans. AFS and TFC generally pay fees in support of these lines.
   The amount of the net assets of Textron's finance and insurance subsidiaries available for cash dividends and other payments to the Textron Parent Company Borrowing Group is restricted by the terms of lending agreements and insurance statutory requirements. As of January 1, 1994, approximately $311 million of their net assets of $2.2 billion was available to be transferred to the Textron Parent Company Borrowing Group pursuant to these restrictions. AFS' and TFC's loan agreements also contain various restrictive provisions regarding additional debt, the creation of liens or guarantees and the making of investments.
- -------------------------------------------------------------------------------
   Under interest rate exchange agreements, Textron and its finance subsidiaries make periodic fixed payments in exchange for periodic variable payments. Textron and its finance subsidiaries have entered into such agreements to mitigate their exposure to increases in interest rates on a portion of their variable rate debt. The agreements, which had weighted average original terms of 7.9 years for the Textron Parent Company Borrowing Group and 4.4 years and 3.7 years for the finance subsidiaries, at January 1, 1994 and January 2, 1993, respectively, had the effect of fixing the rate of interest on variable interest rate borrowings as follows:

- ----------------------------------------------------------------------------------------------------
                                                         JANUARY 1, 1994             January 2, 1993
INTEREST RATE EXCHANGE AGREEMENTS                               WEIGHTED                    Weighted
                                                 NOTIONAL        AVERAGE     Notional        average
(Dollars in millions)                              AMOUNT  INTEREST RATE       amount  interest rate
- ----------------------------------------------------------------------------------------------------
Textron Parent Company Borrowing Group
   (expire through 2004)                         $  621.4           9.05%    $  621.4           9.05%
Finance subsidiaries (expire through 2000)          446.6           9.46%       751.2          10.21%
- ----------------------------------------------------------------------------------------------------
                                                 $1,068.0           9.22%    $1,372.6           9.69%
                                                 ========           ====     ========          =====
- ----------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------

- ----------------------------------------
        9  SHAREHOLDERS' EQUITY
- ----------------------------------------
PREFERRED STOCK
Each share of $2.08 Preferred Stock ($23.63 approximate stated value) is convertible into 2.2 shares of common stock and is redeemable by Textron at $50 per share. In the event of involuntary liquidation, preferred shareholders would be entitled to $50 per share and accrued dividends. In the event of voluntary liquidation, shareholders would be entitled to $50 per share.
   Each share of $1.40 Preferred Dividend Stock ($11.82 approximate stated value) is convertible into 1.8 shares of common stock and is redeemable by Textron at $45 per share. In the event of liquidation, holders of each share of such stock would be entitled to receive accrued dividends and thereafter share ratably on a converted basis with holders of common stock, subject to the prior rights of the $2.08 Preferred Stock.

PREFERRED STOCK PURCHASE RIGHTS
One-half of a Preferred Stock Purchase Right (Right) is attached to each outstanding share of common stock. Each whole Right entitles the holder to buy one unit of Series C Junior Participating Preferred Stock at an exercise price of $175. The Rights will become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial block of Textron's common stock. If certain additional events then occur, each whole Right will allow holders of units to acquire common stock of Textron, or in some cases of an acquiring entity, having a value equal to twice the exercise price. The Rights expire in March 1996, but may be redeemed earlier at a price of $.05 per whole Right.

STOCK OPTIONS AND PERFORMANCE AWARDS
Textron's 1990 Long-Term Incentive Plan authorizes the granting of awards to key employees through December 31, 1994 in either or both of the following forms: (a) performance share units (or performance units prior to 1992) and
(b) options to purchase Textron common stock.
   Performance awards entitle recipients to payments in cash upon the attainment of performance targets established at the time such awards are granted or if otherwise approved by a committee of the Board of Directors. Amounts paid under performance share unit awards are based on the fair market value of Textron's common stock when the performance targets are attained.
   The Plan provides for both incentive stock options and non-qualified stock options and requires that such options be exercisable at a purchase price per share not less than the fair market value of Textron common stock at the date of grant and in the case of incentive stock options within ten years. The total number of shares of common stock for which options may be granted under the Plan is 5,000,000.

- ---------------------------------------------------------------------------------------------------
OPTION ACTIVITY
Stock option transactions in 1993, 1992 and 1991 are summarized as follows:
- ---------------------------------------------------------------------------------------------------
                                                                     1993         1992         1991
- ---------------------------------------------------------------------------------------------------
Shares under option at beginning of year (at average prices
   of $34.07 in 1993; $28.12 in 1992 and $24.53 in 1991)        3,457,447    3,672,547    4,009,709
Options granted (at average prices of $55.83 in 1993;
   $41.89 in 1992 and $36.81 in 1991)                           1,275,500    1,225,400      953,400
Options exercised (at average prices of $28.25 in 1993;
   $25.29 in 1992 and $22.91 in 1991)                            (701,305)  (1,348,356)  (1,212,418)
Options canceled (at average prices of $35.45 in 1993;
   $29.56 in 1992 and $26.13 in 1991)                             (34,148)     (92,144)     (78,144)
- ---------------------------------------------------------------------------------------------------
Shares under option at end of year (at average prices of
   $42.02 in 1993; $34.07 in 1992 and $28.12 in 1991)           3,997,494    3,457,447    3,672,547
                                                                =========    =========    =========
- ---------------------------------------------------------------------------------------------------
Shares exercisable at end of year (at average prices of
   $33.74 in 1993; $27.97 in 1992 and $24.92 in 1991)           2,119,377    1,778,078    2,257,372
                                                                =========    =========    =========
- ---------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
RESERVED SHARES
Shares of common stock reserved at January 1, 1994 for the conversion of preferred stock and the exercise of stock options were as follows:
- -------------------------------------------------------------------------------
$2.08 Cumulative Convertible Preferred Stock, Series A*                 858,064
$1.40 Convertible Preferred Dividend Stock, Series B*                 1,123,978
Options granted to employees                                          3,997,494
- -------------------------------------------------------------------------------
                                                                      5,979,536
                                                                      =========
- -------------------------------------------------------------------------------

*Includes shares issuable upon conversion of shares of preferred stock held as treasury shares.

- ----------------------------------------
               10  LEASES
- ----------------------------------------
Rental expense for leased real estate, office locations, and machinery and equipment was approximately $128 million, $123 million and $116 million in 1993, 1992 and 1991, respectively. Future minimum rental commitments for all noncancellable operating leases in effect at January 1, 1994 approximated $72 million for 1994, $52 million for 1995, $33 million for 1996, $21 million for 1997, $15 million for 1998 and $81 million thereafter.

- ----------------------------------------
      11  RESEARCH AND DEVELOPMENT
- ----------------------------------------
Textron performs research and development under both company initiated programs and contracts with others, primarily the U.S. Government. Company initiated programs include research and development for commercial products and independent research and development related to government products and services. A significant portion of the cost incurred for independent research and development is recoverable from the U.S. Government through overhead cost allowances.
   Company funded research and development, as indicated below, includes amounts charged to income with respect to (a) company initiated programs and
(b) cost sharing portions of, and any losses incurred on, customer initiated programs.

- -------------------------------------------------------------------------------
(In millions)                                          1993      1992      1991
- -------------------------------------------------------------------------------
Company funded                                         $195      $172      $192
Customer funded                                         319       258       265
- -------------------------------------------------------------------------------
   Total research and development                      $514      $430      $457
                                                       ====      ====      ====
- -------------------------------------------------------------------------------

- ----------------------------------------
          12  PENSION BENEFITS
- ----------------------------------------
Textron and certain of its subsidiaries have a number of defined benefit pension plans covering substantially all of their employees. Benefits under salaried plans are based on salary and years of service, while benefits under hourly plans generally are based on negotiated amounts and years of service. Textron's funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of corporate and government bonds and common stocks.
   Pension cost in 1993, 1992 and 1991 included the following components:

- -------------------------------------------------------------------------------
(In millions)                                          1993      1992      1991
- -------------------------------------------------------------------------------
Service cost - benefits earned during the year      $  67.0   $  67.4   $  60.2
Interest cost on projected benefit obligation         187.8     183.3     160.2
Actual return on plan assets                         (369.5)   (282.3)   (454.0)
Amortization of unrecognized transition net asset     (15.8)    (15.8)    (15.8)
Net amortization and deferral of actuarial gains      133.7      59.3     262.6
- -------------------------------------------------------------------------------
   Net pension cost                                 $   3.2   $  11.9   $  13.2
                                                    =======   =======   =======
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
The following table sets forth the funded status of Textron's pension plans at January 1, 1994 and January 2, 1993.

- ----------------------------------------------------------------------------------------------------
                                                         JANUARY 1, 1994             January 2, 1993
- ----------------------------------------------------------------------------------------------------
                                                    ASSETS   ACCUMULATED        Assets   Accumulated
                                                    EXCEED      BENEFITS        exceed      benefits
                                               ACCUMULATED        EXCEED   accumulated        exceed
(In millions)                                     BENEFITS        ASSETS      benefits        assets
- ----------------------------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation                      $1,717.1       $ 730.9      $1,913.6        $305.7
   Nonvested benefit obligation                       86.2          51.2          65.6          31.2
- ----------------------------------------------------------------------------------------------------
   Accumulated benefit obligation                  1,803.3         782.1       1,979.2         336.9
   Additional amounts related to projected
     pay increases                                   219.5          14.8         261.7           8.2
- ----------------------------------------------------------------------------------------------------
Projected benefit obligation                       2,022.8         796.9       2,240.9         345.1
Plan assets at fair value                          2,653.3         663.6       2,826.5         251.2
- ----------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
   projected benefit obligation                      630.5        (133.3)        585.6         (93.9)
Unrecognized net actuarial gains                    (236.9)         (4.9)       (228.7)         (8.8)
Unrecognized prior service cost                       15.2          61.5          45.9          30.2
Unrecognized transition net obligation
   (net asset)                                      (171.1)          1.9        (206.7)         18.2
Adjustment required to recognize
   minimum liability                                     -         (55.8)            -         (40.4)
- ----------------------------------------------------------------------------------------------------
     Net pension asset (liability) recognized
       on the consolidated balance sheet          $  237.7       $(130.6)     $  196.1        $(94.7)
                                                  ========       =======      ========        ======
- ----------------------------------------------------------------------------------------------------

   Major assumptions used in the accounting for the defined benefit pension plans are shown in the following table. Net pension cost is determined using these factors as of the end of the prior year; the funded status of the plans is determined using the discount rate and rate of compensation increase as of the end of the current year.

- ----------------------------------------------------------------------------------------------------
                                                JANUARY 1,    January 2,  December 28,  December 29,
                                                      1994          1993          1991          1990
- ----------------------------------------------------------------------------------------------------
Discount rate                                         7.25%         8.00%         8.00%         8.25%
Weighted average long-term rate of
   compensation increase                              5.00%         5.50%         6.00%         6.00%
Long-term rate of return on plan assets               9.00%         9.00%         9.00%         9.00%
- ----------------------------------------------------------------------------------------------------

- ----------------------------------------
         13  EMPLOYEE BENEFITS
- ----------------------------------------
- ----------------------------------------
          OTHER THAN PENSIONS
- ----------------------------------------
Textron and certain of its subsidiaries have a number of defined contribution savings and other retirement plans, including Textron's employee stock ownership plan, covering both salaried and hourly employees. Eligible employees who participate in certain of these plans receive, within certain limits, matching Textron contributions. Costs relating to these plans, which are generally funded as accrued, amounted to approximately $33 million, $35 million and $34 million for 1993, 1992 and 1991, respectively, of which $17 million, $20 million and $21 million related to the employee stock ownership plan for 1993, 1992 and 1991, respectively.
   Textron provides certain health care and life insurance benefits for certain retired employees. Eligibility for these benefits is restricted to the particular benefit plans at the particular locations offering postretirement benefits. These benefits and similar benefits for active employees are administered by insurance companies or other carriers who determine premiums for insured plans and expected costs to be paid during the year under self-insured plans. Prior to 1992, Textron recognized the cost of providing these benefits by expensing the annual insurance premiums and costs under self-insured plans on a pay-as-you-go basis.
   In 1992, Textron adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106), with respect to its retiree health care and life insurance benefits. FAS 106 requires Textron to recognize the cost of such benefits using the accrual method of accounting over the employees' years of service.

- -------------------------------------------------------------------------------
   The FAS 106 transition obligation -- representing the accumulated postretirement benefit obligation for Textron's retiree health care and life insurance benefit plans at December 29, 1991 -- of $570 million ($6.44 per share), net of related income tax benefit, was recorded as the cumulative effect of a change in accounting principle. The respective amounts of such retiree costs deductible for tax purposes, allocable to government contracts and allowable in contract price determinations are not affected by FAS 106.
The adoption of FAS 106 had no cash flow impact on Textron.
   Postretirement benefit costs other than those related to pensions in 1993 and 1992 included the following components:

- -------------------------------------------------------------------------------
(In millions)                                                    1993      1992
- -------------------------------------------------------------------------------
Service cost -- benefits earned during the year                 $ 9.0     $14.3
Interest cost on accumulated postretirement
   benefit obligation                                            68.4      75.1
Net amortization                                                 (6.4)        -
- -------------------------------------------------------------------------------
   Postretirement benefit costs                                 $71.0*    $89.4
                                                                =====     =====
- -------------------------------------------------------------------------------

*The decrease in postretirement benefit costs is primarily the result of benefit changes.
   Textron's postretirement benefit plans other than pensions currently are not funded. The following table sets forth the status of Textron's retiree health care and life insurance plans at January 1, 1994 and January 2, 1993:

- -------------------------------------------------------------------------------
                                                         JANUARY 1,  January 2,
(In millions)                                                  1994        1993
- -------------------------------------------------------------------------------
Actuarial present value of benefits attributed to:
   Retirees                                                $  677.1      $627.8
   Fully eligible active plan participants                    153.0       150.4
   Other active plan participants                             146.4       175.9
- -------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                 976.5       954.1
Unrecognized net actuarial gains                               29.9         9.8
Unrecognized prior service cost benefit                        26.3        16.7
- -------------------------------------------------------------------------------
   Postretirement benefit liability recognized
     on the consolidated balance sheet                     $1,032.7      $980.6
                                                           ========      ======
- -------------------------------------------------------------------------------

   An assumed discount rate of 8% was used to determine postretirement benefit costs other than pensions for 1993 and 1992. An assumed discount rate of 7.25% and 8% was used to determine the status of Textron's plans at January 1, 1994 and January 2, 1993, respectively. The weighted average annual assumed rate of increase in the per capita cost of covered benefits (that is, the health care cost trend rate) is 12% for retirees age 65 and over and 16% for retirees under age 65 in 1994, and both rates are assumed to decrease gradually to 5.5% until 2002 and 2004, respectively, and remain at that rate thereafter. Increasing these rates by one percentage point in each year would have increased the accumulated postretirement benefit obligation as of January 1, 1994 by $83 million and increased the aggregate of the service and interest cost components of postretirement benefit costs for 1993 by $7 million.

- ----------------------------------------
            14  INCOME TAXES
- ----------------------------------------
Textron files a consolidated federal income tax return which includes all U.S. subsidiaries. Separate returns are filed for Textron's foreign subsidiaries.
   In 1992, Textron adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). FAS 109 requires Textron to modify its income tax accounting so that deferred taxes are stated at prevailing income tax rates and to modify the accounting for income taxes in purchase business combinations. Textron's adoption of FAS 109 was made by a cumulative effect charge to income of $109 million ($1.23 per share). Prior year financial statements have not been restated. The adoption of FAS 109 had no cash flow impact on Textron.
   For years beginning on or after January 1, 1993, the Revenue Reconciliation Act of 1993 increased the maximum corporate tax rate from 34% to 35%. In accordance with FAS 109, the change in the tax rate resulted in a revaluation of Textron's net deferred tax assets which were in existence at the beginning of 1993, decreasing Textron's 1993 effective tax rate.
   Income before income taxes is summarized as follows:

- -------------------------------------------------------------------------------
(In millions)                                          1993      1992      1991
- -------------------------------------------------------------------------------
United States                                        $466.5    $402.6    $357.6
Foreign                                               147.0     124.4     137.4
- -------------------------------------------------------------------------------
     Total                                           $613.5    $527.0    $495.0
                                                     ======    ======    ======
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
   Income taxes (benefit) before the cumulative effect of changes in accounting principles are summarized as follows*:

- -------------------------------------------------------------------------------
(In millions)                                          1993      1992      1991
- -------------------------------------------------------------------------------
CURRENT:
   Federal                                           $129.6    $101.0    $127.3
   State                                               29.7      27.1      23.9
   Foreign                                             46.7      38.1      40.6
- -------------------------------------------------------------------------------
                                                      206.0     166.2     191.8
- -------------------------------------------------------------------------------

DEFERRED:
   Federal                                             27.3      30.7      (4.0)
   State                                                1.2       2.4       3.3
   Foreign                                              (.1)      3.6       4.4
- -------------------------------------------------------------------------------
                                                       28.4      36.7       3.7
- -------------------------------------------------------------------------------
     Total                                           $234.4    $202.9    $195.5
                                                     ======    ======    ======
- -------------------------------------------------------------------------------

*Income taxes related to the cumulative effect of changes in accounting principles in 1992 consist of a $335 million deferred tax benefit related to the adoption of FAS 106 (see Note 13) and a $109 million deferred tax provision related to the adoption of FAS 109. Federal and state income taxes related to the cumulative effect of changes in accounting principles were $189 million and $37 million, respectively.
   Following is a reconciliation of the federal statutory income tax rate to the effective income tax rate applicable to pretax income before the cumulative effect of changes in accounting principles, as reflected in the consolidated statement of income:

- -------------------------------------------------------------------------------
                                                       1993      1992      1991
- -------------------------------------------------------------------------------
FEDERAL STATUTORY INCOME TAX RATE                      35.0%     34.0%     34.0%
Increase (decrease) in taxes resulting from:
   State income taxes                                   3.3       3.7       3.6
   Amortization of goodwill                             3.0       3.0       2.6
   Effect of tax rate change on net
     deferred tax asset                                (1.4)        -         -
   Foreign Sales Corporation benefit                    (.8)     (1.2)     (1.0)
   Other - net                                          (.9)     (1.0)       .3
- -------------------------------------------------------------------------------
   Effective income tax rate                           38.2%     38.5%     39.5%
                                                       ====      ====      ====
- -------------------------------------------------------------------------------

Textron's net deferred tax asset consisted of gross deferred tax assets and gross deferred tax liabilities of $1,002.2 million and $751.5 million, respectively, at January 1, 1994 and $1,105.3 million and $817.6 million, respectively, at January 2, 1993.
   The components of Textron's net deferred tax asset as of January 1, 1994 and January 2, 1993 were as follows:

- -------------------------------------------------------------------------------
                                                         JANUARY 1,  January 2,
(In millions)                                                  1994        1993
- -------------------------------------------------------------------------------
DEFERRED TAX (ASSETS) LIABILITIES:
Obligation for postretirement benefits
   other than pensions                                      $(394.4)    $(362.8)
Finance subsidiary transactions, principally leasing          309.2       268.5
Insurance policy acquisition costs                            222.7       222.7
Other insurance liabilities                                  (154.6)     (163.1)
Fixed assets, principally depreciation                        110.4        98.4
Allowance for bad debts                                       (84.8)      (73.6)
Liabilities for future policy benefits                        (72.5)      (58.2)
Deferred compensation and vacation pay                        (64.6)      (55.2)
Other, principally timing of other expense deductions        (122.1)     (164.4)
- -------------------------------------------------------------------------------
     Total net deferred tax asset                           $(250.7)    $(287.7)
                                                            =======     =======
- -------------------------------------------------------------------------------

   Textron's 1991 deferred income tax provision of $3.7 million consisted principally of insurance policy acquisition costs, depreciation and allowance for bad debts.
   Cash payments for income taxes were $189 million, $147 million and $176 million in 1993, 1992 and 1991, respectively.
   Deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries which aggregated approximately $350 million at January 1, 1994. Management's intention is to reinvest such undistributed earnings for an indefinite period, except for distributions upon which incremental taxes would not be material. If such earnings were distributed, taxes (net of foreign tax credits) would have increased by approximately $28 million, principally due to foreign withholding taxes.

- -------------------------------------------------------------------------------
   At January 1, 1994, consolidated shareholders' equity included $84 million of U.S. life insurance subsidiaries' policyholders' surplus on which no income taxes have been provided. The amount of taxes which would become due if the surplus were distributed to the life insurance subsidiaries' shareholders is approximately $29 million. Under present circumstances, it is not anticipated that any of these earnings will become taxable.

- ----------------------------------------
           15  FAIR VALUE OF
- ----------------------------------------
- ----------------------------------------
         FINANCIAL INSTRUMENTS
- ----------------------------------------
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about all financial instruments held or owed by a company except for certain excluded instruments and instruments for which it is not practicable to estimate fair value.
   The following methods and assumptions were used in estimating the fair value of Textron's financial instruments:

INVESTMENTS
The estimated fair values of investment securities, except for insurance policy loans to policyholders, were based on quoted market prices where available. If quoted market prices were not available, the estimated fair values were based on independent appraisals, prices from independent brokers or discounted cash flow analyses using interest rates currently being offered for similar loans to borrowers of similar credit quality. The estimated fair value of insurance policy loans to policyholders approximated the carrying value of such loans.

FINANCE RECEIVABLES
The estimated fair values of fixed rate consumer loans, real estate loans and commercial installment contracts were estimated based on discounted cash flow analyses using interest rates currently being offered for similar loans to borrowers of similar credit quality. Estimated future cash flows were adjusted for Textron's estimates of prepayments, refinances and loan losses based on internal historical data. The estimated fair value of all variable rate receivables and fixed rate retail installment contracts approximated the net carrying value of such receivables. The estimated fair values of nonperforming loans were based on independent appraisals, discounted cash flow analyses, using risk adjusted interest rates, or Textron valuations based upon the fair value of the related collateral. The fair values of Textron's lease receivables and finance-related insurance reserves and claims ($826.4 million and $231.6 million, net carrying value, respectively, at January 1, 1994 and $763.3 million and $215.0 million, net carrying value, respectively, at January 2, 1993) are not required to be disclosed under generally accepted accounting principles.

INSURANCE RESERVES AND CLAIMS
The estimated fair value of other policyholder funds was based on the cash surrender value of Paul Revere's financial products portfolio. The fair value of reserves or liabilities relating to Textron's other insurance products is not required to be disclosed under generally accepted accounting principles.

DEBT AND INTEREST RATE EXCHANGE AGREEMENTS
The estimated fair value of fixed rate debt was determined by either independent investment bankers or discounted cash flow analyses using interest rates for similar debt with maturities similar to the remaining terms of the existing debt. The fair values of variable rate debt and borrowings under or supported by long-term credit facilities approximated their carrying values. The estimated fair values of interest rate exchange agreements were determined by independent investment bankers and represent the estimated amounts that Textron would be required to pay to a third party to assume Textron's obligations under the agreements.

- -------------------------------------------------------------------------------
The carrying values and estimated fair values of Textron's financial instruments for which it is practicable to calculate a fair value are as follows:

- -----------------------------------------------------------------------------------------------
                                                    JANUARY 1, 1994             January 2, 1993
- -----------------------------------------------------------------------------------------------
                                                          ESTIMATED                   Estimated
                                             CARRYING          FAIR      Carrying          fair
(In millions)                                   VALUE         VALUE         value         value
- -----------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS                                  $4,764.2      $5,062.1      $4,152.1      $4,331.5
FINANCE RECEIVABLES:
Consumer loans                               $5,239.1      $5,266.1      $4,943.6      $4,975.6
Commercial loans                              1,728.6       1,762.3       1,535.5       1,574.5
- -----------------------------------------------------------------------------------------------
                                             $6,967.7      $7,028.4      $6,479.1      $6,550.1
- -----------------------------------------------------------------------------------------------
LIABILITIES:
OTHER POLICYHOLDER FUNDS                     $1,462.1      $1,447.1      $1,295.3      $1,282.7
DEBT:
Textron Parent Company Borrowing Group:
Variable rate debt fixed by interest
   rate exchange agreements                  $  621.4      $  709.6      $  621.4      $  694.4
Other variable rate debt                        613.5         613.5         622.5         622.5
Fixed rate debt                                 790.5         884.7       1,039.5       1,108.7
- -----------------------------------------------------------------------------------------------
   Total Textron Parent Company Borrowing
     Group                                    2,025.4       2,207.8       2,283.4       2,425.6
- -----------------------------------------------------------------------------------------------
Finance subsidiaries:
Variable rate debt fixed by interest
   rate exchange agreements                     446.6         479.6         751.2         805.2
Other variable rate debt                      3,574.6       3,574.6       3,063.5       3,063.5
Fixed rate debt                               2,825.5       2,940.1       2,625.0       2,717.9
- -----------------------------------------------------------------------------------------------
   Total finance subsidiaries                 6,846.7       6,994.3       6,439.7       6,586.6
- -----------------------------------------------------------------------------------------------
   Total debt                                $8,872.1      $9,202.1      $8,723.1      $9,012.2
                                             ========      ========      ========      ========
- -----------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

- ----------------------------------------
           16  CONTINGENCIES
- ----------------------------------------
There are pending or threatened against Textron and its subsidiaries lawsuits and other proceedings, including the proceeding described in Note 1, some of which allege violations of federal government procurement regulations, involve environmental matters, or are or purport to be class actions. Among these suits and proceedings are some which seek compensatory, treble or punitive damages in substantial amounts; fines, penalties or restitution; the cleanup of allegedly hazardous wastes; or, under federal government procurement regulations, could result in suspension or debarment of Textron or its subsidiaries from U.S. Government contracting for a period of time. These suits and proceedings are being defended or contested on behalf of Textron and its subsidiaries. On the basis of information presently available, Textron believes that any such liability or the impact of the application of relevant government regulations would not have a material effect on Textron's net income or financial condition.
   With respect to environmental matters, Textron's accrued estimated environmental liabilities are based on assumptions which are subject to a number of factors and uncertainties which can affect the reliability and precision of such accruals, including (a) the unavailability of information about the number of additional sites at which Textron may be identified as a potentially responsible party by both federal and state governments,
(b) uncertainties about the nature and application of environmental regulations being promulgated, (c) the level of cleanup that may be required at specific sites and choices concerning the technologies to be applied in corrective actions, (d) the number of contributors to the costs of remediation at specific sites and the financial condition of the contributors, and (e) the time periods over which remediation may occur. It is estimated that Textron's accrued environmental remediation liabilities will be paid primarily over the next five to ten years.

- ----------------------------------------
 17  SELECTED FINANCIAL INFORMATION BY
- ----------------------------------------
- ----------------------------------------
  BUSINESS SEGMENT AND GEOGRAPHIC AREA
- ----------------------------------------
Presented below and on page 33 of this report is selected financial information by business segment and geographic area for Textron.
   The 1993 data include the operations of Textron Acustar Plastics from May 4, 1993. The 1992 data include the operations of Cessna from February 29, 1992.
   Textron's business segments have been realigned and prior year amounts have been reclassified to conform to the current year's segment presentation.

- -------------------------------------------------------------------------------
               SELECTED FINANCIAL INFORMATION BY BUSINESS SEGMENT
- -------------------------------------------------------------------------------

For a description of the businesses comprising each segment, see pages 67 to 70 of this report.

- -------------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENTS                   IDENTIFIABLE ASSETS            CAPITAL EXPENDITURES           DEPRECIATION
                              -------------------------------     ----------------------     ----------------------
(In millions)                    1993        1992        1991     1993     1992     1991     1993     1992     1991
- -------------------------------------------------------------------------------------------------------------------
MANUFACTURING:
Aircraft                      $ 1,658     $ 1,676     $   583     $ 67     $ 56     $ 22     $ 46     $ 36     $ 23
Automotive                        655         394         395       54       29       21       32       25       23
Industrial                        616         612         597       64       52       44       34       38       34
Systems and Components          1,832       2,011       2,158       32       39       44       67       74       78
- -------------------------------------------------------------------------------------------------------------------
                                4,761       4,693       3,733      217      176      131      179      173      158
- -------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES:
Finance                         8,801       8,267       7,324       20       17       18       18       17       16
Paul Revere                     5,377       4,561       4,169        6        2        4        5        5        5
- -------------------------------------------------------------------------------------------------------------------
                               14,178      12,828      11,493       26       19       22       23       22       21
- -------------------------------------------------------------------------------------------------------------------
Corporate                         834         857         524        9       22        3        4        4        3
Eliminations                     (115)        (11)        (13)       -        -        -        -        -        -
- -------------------------------------------------------------------------------------------------------------------
                              $19,658     $18,367     $15,737     $252     $217     $156     $206     $199     $182
                              =======     =======     =======     ====     ====     ====     ====     ====     ====
- -------------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
               SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC AREA
- -------------------------------------------------------------------------------

GEOGRAPHIC AREAS
                                                              REVENUES
                                                   ----------------------------
(In millions)                                        1993       1992       1991
- -------------------------------------------------------------------------------
Revenues by origin:
   United States                                   $7,957     $7,246     $6,660
   Canada                                             773        707        736
   Asia/Pacific                                       167        206        248
   Western Europe                                     178        185        179
- -------------------------------------------------------------------------------
                                                   $9,075     $8,344     $7,823
                                                   ======     ======     ======
- -------------------------------------------------------------------------------

                                                              INCOME
                                                   ----------------------------
(In millions)                                        1993       1992       1991
- -------------------------------------------------------------------------------
Income by origin:
   United States                                   $  788     $  723     $  673
   Canada                                              87         65         67
   Asia/Pacific                                        35         34         36
   Western Europe                                      23         24         21
- -------------------------------------------------------------------------------
                                                      933        846        797
- -------------------------------------------------------------------------------
Corporate expenses and other - net                    (87)       (69)       (76)
Interest expense - net                               (232)      (250)      (226)
- -------------------------------------------------------------------------------
Income before income taxes                         $  614     $  527     $  495
                                                   ======     ======     ======
- -------------------------------------------------------------------------------

                                                           EXPORT SALES
                                                   ----------------------------
(In millions)                                        1993       1992       1991
- -------------------------------------------------------------------------------
Destination of U.S. exports:
   Western Europe                                  $  616     $  511     $  410
   Canada                                             345        229        221
   Asia/Pacific                                       258        205        365
   Mexico                                             114        102         44
   Middle East                                        113         73         80
   Other locations                                    143        124         51
- -------------------------------------------------------------------------------
                                                   $1,589     $1,244     $1,171
                                                   ======     ======     ======
- -------------------------------------------------------------------------------

                                                       IDENTIFIABLE ASSETS
                                                  -----------------------------
(In millions)                                        1993       1992       1991
- -------------------------------------------------------------------------------
Identifiable assets by location:
   United States                                  $16,155    $15,044    $12,570
   Canada                                           1,674      1,570      1,712
   Asia/Pacific                                       546        481        515
   Western Europe                                     501        474        467
   Corporate                                          834        857        524
   Eliminations                                       (52)       (59)       (51)
- -------------------------------------------------------------------------------
                                                  $19,658    $18,367    $15,737
                                                  =======    =======    =======
- -------------------------------------------------------------------------------

Notes:
(i) Corporate assets include Textron's investment in Avdel plc (see Note 1) and its net deferred tax asset.
(ii) Revenues by geographic area exclude interest income of the Textron Parent Company Borrowing Group of $3.7 million, $3.3 million and $17.6 million in 1993, 1992 and 1991, respectively.
(iii) Revenues include sales to the U.S. Government of $1.6 billion, $1.7 billion and $1.8 billion in 1993, 1992 and 1991, respectively.
(iv) Revenues between geographic areas, predominantly revenues of U.S. divisions, were approximately 4%, 3% and 4% of total revenues in 1993, 1992 and 1991, respectively.
(v) Assets in foreign locations relate principally to the Financial Services segments.


- ----------------------------------------
       18  FINANCIAL INFORMATION
- ----------------------------------------
- ----------------------------------------
           BY BORROWING GROUP
- ----------------------------------------
Textron consists of two borrowing groups -- the Textron Parent Company Borrowing Group and Textron's finance and insurance subsidiaries.
   This framework is designed to enhance the borrowing power of the total company by separating borrowing oriented units of a specialized business nature such as financial services.
   The Textron Parent Company Borrowing Group is comprised of all entities of Textron other than its finance and insurance subsidiaries. The financial statements of this group as set forth below reflect Textron's investments in its finance and insurance subsidiaries on the equity basis. Its sources of cash flow include dividends paid by the finance and insurance subsidiaries, as well as cash generated by other operating units.
   The finance and insurance subsidiaries finance their respective operations by borrowing from their own group of external creditors.

- -------------------------------------------------------------------------------
   Textron, which had been the sole shareholder of The Paul Revere Corporation
(PRC), sold 7.5 million shares of PRC, representing 16.7% of the outstanding shares of PRC, on October 26, 1993, for $174.5 million (net of related expenses) in an underwritten public offering registered under the Securities
Act of 1933. Textron contributed $100 million to the capital of PRC prior to the sale. The proceeds from the sale were used to reduce debt.

- -------------------------------------------------------------------------------
      FINANCIAL INFORMATION FOR THE TEXTRON PARENT COMPANY BORROWING GROUP
- -------------------------------------------------------------------------------

STATEMENT OF INCOME
For each of the three years in the period ended January 1,1994
(In millions)                                                                    1993          1992          1991
- -----------------------------------------------------------------------------------------------------------------
REVENUES                                                                     $6,275.0      $5,620.0      $5,228.1
- -----------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                                                                 5,210.6       4,560.7       4,185.4
Selling and administrative                                                      651.5         644.0         627.4
Interest expense                                                                235.5         253.1         244.0
- -----------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                 6,097.6       5,457.8       5,056.8
- -----------------------------------------------------------------------------------------------------------------
                                                                                177.4         162.2         171.3
Pretax income of finance and insurance subsidiaries                             436.1         364.8         323.7
- -----------------------------------------------------------------------------------------------------------------
Income before income taxes                                                      613.5         527.0         495.0
Income taxes                                                                    234.4         202.9         195.5
- -----------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES             379.1         324.1         299.5
Cumulative effect of changes in accounting principles, net of income taxes          -        (679.5)            -
- -----------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                            $  379.1      $ (355.4)     $  299.5
                                                                             ========      ========      ========
- -----------------------------------------------------------------------------------------------------------------

- ---------------------------------------------------------------------------------------------------

BALANCE SHEET                                                              JANUARY 1,    January 2,
(In millions)                                                                    1994          1993
- ---------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                         $   12.1      $   28.2
Receivables - net                                                               695.4         709.4
Inventories                                                                   1,487.7       1,648.1
Investments in finance and insurance subsidiaries                             2,160.8       1,998.6
Property, plant and equipment - net                                           1,150.3       1,068.8
Goodwill, less accumulated amortization of $173.7 and $139.3                  1,138.3       1,048.1
Other assets (including net prepaid income taxes)                             1,432.9       1,329.0
- ---------------------------------------------------------------------------------------------------
     Total assets                                                            $8,077.5      $7,830.2
                                                                             ========      ========
- ---------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities (including income taxes)            $3,271.9      $3,059.0
Debt                                                                          2,025.4       2,283.4
Shareholders' equity                                                          2,780.2       2,487.8
- ---------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                              $8,077.5      $7,830.2
                                                                             ========      ========
- ---------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
FINANCIAL INFORMATION FOR THE TEXTRON PARENT COMPANY BORROWING GROUP (CONTINUED)
- --------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS
For each of the three years in the period ended January 1, 1994
(In millions)                                                                                    1993           1992           1991
- -----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                                             $ 379.1       $ (355.4)       $ 299.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Cumulative effect of changes in accounting principles                                          -          679.5              -
     Undistributed earnings of finance and insurance subsidiaries                              (165.4)        (147.5)        (127.4)
     Depreciation and amortization                                                              228.6          215.5          183.4
     Provision for losses on receivables                                                         13.2            7.4           23.2
     Interest accretion                                                                          37.1           36.3           27.0
     Changes in assets and liabilities excluding those related to acquisitions and divestitures:
         Decrease (increase) in receivables                                                     (37.2)             -           61.0
         Decrease (increase) in inventories                                                     175.9           54.8          (64.6)
         Increase in other assets                                                               (82.6)         (29.2)         (73.2)
         Increase (decrease) in accounts payable and accrued liabilities                         29.6          (67.9)         (46.1)
     Other - net                                                                                  6.0            9.6          (10.0)
- -----------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                                584.3          403.1          272.8
- -----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash used in acquisitions of businesses (net of cash acquired)                                 (139.2)        (620.1)             -
Net proceeds from sale of minority interest in subsidiary                                       174.5              -              -
Capital expenditures                                                                           (225.6)        (197.9)        (133.6)
Other investing activities - net                                                                 22.1           28.1           18.6
- -----------------------------------------------------------------------------------------------------------------------------------
       Net cash used by investing activities                                                   (168.2)        (789.9)        (115.0)
- -----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term debt                                                                      26.6           19.5            1.9
Proceeds from issuance of long-term debt                                                        402.3        1,348.4          655.0
Principal payments on long-term debt                                                           (670.4)        (923.3)        (749.4)
Capital contribution to subsidiary                                                             (100.0)             -              -
Proceeds from exercise of stock options                                                          19.5           33.7           26.4
Dividends paid                                                                                 (110.1)         (98.1)         (89.4)
- -----------------------------------------------------------------------------------------------------------------------------------
       Net cash provided (used) by financing activities                                        (432.1)         380.2         (155.5)
Effect of foreign exchange rate changes on cash                                                   (.1)           (.1)            .1
- -----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                                                 (16.1)          (6.7)           2.4
Cash at beginning of year                                                                        28.2           34.9           32.5
- -----------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                           $  12.1       $   28.2        $  34.9
                                                                                              =======       ========        =======
- -----------------------------------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
FINANCIAL INFORMATION FOR TEXTRON'S FINANCE AND INSURANCE SUBSIDIARIES
- --------------------------------------------------------------------------------

STATEMENT OF INCOME
For each of the three years ended December 31,
(In millions)                                                                                    1993           1992           1991
- -----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Interest, discount and service charges                                                       $1,260.2       $1,273.2       $1,183.9
Credit life, credit disability and casualty insurance premiums                                  300.8          298.5          308.7
Non-cancellable disability income, life and group insurance premiums                            836.2          795.0          764.6
Investment income (including net realized investment gains)                                     406.1          360.8          354.8
- -----------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                                           2,803.3        2,727.5        2,612.0
- -----------------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Selling and administrative                                                                      789.7          757.8          702.4
Interest expense                                                                                432.3          488.9          510.4
Provision for losses on collection of finance receivables, less recoveries                      152.6          160.4          134.8
Credit life, credit disability and casualty insurance losses and adjustment expenses,
   less recoveries                                                                              132.1          137.2          130.1
Death and other insurance benefits                                                              392.9          369.9          362.3
Increase in insurance policy liabilities                                                        324.1          316.7          319.8
Amortization of insurance policy acquisition costs                                              143.5          131.8          128.5
- -----------------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                                 2,367.2        2,362.7        2,288.3
- -----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                      436.1          364.8          323.7
Income taxes                                                                                    174.6          138.9          118.1
- -----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES                             261.5          225.9          205.6
Cumulative effect of changes in accounting principles, net of income taxes                          -          (44.7)             -
- -----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                      261.5          181.2          205.6
Minority interest in net income                                                                   2.6              -              -
- -----------------------------------------------------------------------------------------------------------------------------------
TEXTRON'S EQUITY IN NET INCOME                                                               $  258.9       $  181.2       $  205.6
                                                                                             ========       ========       ========
- -----------------------------------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------------------------------------
BALANCE SHEET                                                                            DECEMBER 31,   December 31,
(In millions)                                                                                    1993           1992
- --------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                                        $    14.1      $     2.9
Investments                                                                                   4,759.9        4,144.8
Finance receivables - net                                                                     7,605.4        7,069.5
Property, plant and equipment - net                                                              99.0           98.3
Unamortized insurance policy acquisition costs                                                  783.5          696.3
Goodwill, less accumulated amortization of $169.6 and $151.0                                    299.1          317.7
Other assets                                                                                    660.1          541.1
- --------------------------------------------------------------------------------------------------------------------
     Total assets                                                                           $14,221.1      $12,870.6
                                                                                            =========      =========
- --------------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities (including income taxes)                           $   938.7      $   817.8
Insurance reserves and claims                                                                 4,091.5        3,614.5
Debt                                                                                          6,846.7        6,439.7
Equity:
   Textron                                                                                    2,160.8        1,998.6
   Minority interest                                                                            183.4              -
- --------------------------------------------------------------------------------------------------------------------
    Total liabilities and equity                                                            $14,221.1      $12,870.6
                                                                                            =========      =========
- --------------------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------
FINANCIAL INFORMATION FOR TEXTRON'S FINANCE AND INSURANCE SUBSIDIARIES (CONTINUED)
- ----------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS
For each of the three years ended December 31,
(In millions)                                                                                    1993           1992           1991
- -----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Textron's equity in net income                                                              $   258.9      $   181.2      $   205.6
Adjustments to reconcile net income to net cash provided by operating activities:
     Cumulative effect of changes in accounting principles                                          -           44.7              -
     Depreciation and amortization                                                               52.2           48.9           39.4
     Provision for losses on finance receivables                                                181.5          188.6          160.2
     Increase in insurance policy liabilities                                                   341.7          308.9          335.6
     Amortization of insurance policy acquisition costs                                         143.5          131.8          128.5
     Changes in assets and liabilities excluding those related to the acquisition of USA Financial Services:
         Additions to insurance policy acquisition costs                                       (235.2)        (204.7)        (227.2)
         Decrease (increase) in other assets                                                      3.2            7.0          (40.3)
         Increase in accounts payable and accrued liabilities                                    75.3           35.3           53.3
     Other - net                                                                                (11.7)         (40.8)         (12.6)
- -----------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                                809.4          700.9          642.5
- -----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments                                                                     (1,744.5)      (1,863.4)      (1,487.2)
Proceeds from investments                                                                     1,188.4        1,507.2        1,063.1
Finance receivables originated or purchased                                                  (5,010.8)      (4,852.6)      (3,827.9)
Finance receivables repaid or sold                                                            4,252.6        4,219.9        3,196.8
Capital expenditures                                                                            (26.2)         (19.2)         (22.0)
Cash used in acquisition of USA Financial Services (net of cash acquired)                           -         (285.3)             -
Other investing activities - net                                                                  5.4          (43.1)         (17.7)
- -----------------------------------------------------------------------------------------------------------------------------------
       Net cash used by investing activities                                                 (1,335.1)      (1,336.5)      (1,094.9)
- -----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term debt                                                          458.2          (69.9)          72.2
Proceeds from issuance of long-term debt                                                      1,266.6        1,565.5        1,378.5
Principal payments on long-term debt                                                         (1,284.1)        (856.8)        (980.3)
Receipts from interest-sensitive insurance products                                             193.3          142.0          130.9
Return of account balances on interest-sensitive insurance products                            (104.9)         (87.7)         (88.2)
Capital contributions from Textron                                                              100.0            9.0              -
Dividends paid to Textron                                                                       (93.5)         (78.4)         (78.2)
- -----------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                                535.6          623.7          434.9
   Effect of foreign exchange rate changes on cash                                                1.3            (.4)          (1.2)
- -----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                                                  11.2          (12.3)         (18.7)
Cash at beginning of year                                                                         2.9           15.2           33.9
- -----------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                         $    14.1      $     2.9      $    15.2
                                                                                            =========      =========      =========
- -----------------------------------------------------------------------------------------------------------------------------------

Notes:
(i) TFC derives a substantial portion of its business from financing the sale and lease of products manufactured and sold by Textron. In 1993, 1992 and 1991, TFC paid Textron $617.1 million, $575.8 million and $363.9 million, respectively, for the purchase of receivables and operating lease equipment. Under operating agreements with Textron, TFC generally has recourse to Textron with respect to finance receivables and leases of products manufactured and sold by Textron. At December 31, 1993, finance receivables and operating lease equipment of $771.0 million ($623.7 million at December 31, 1992) were due from Textron or subject to recourse to Textron.
(ii) Textron has agreed to cause TFC's pretax income available for fixed charges to be not less than 125% of its fixed charges and its consolidated shareholder's equity to be not less than $200 million. No related payments were required for 1993, 1992 or 1991.
(iii) Approximately 73%, 73% and 75% of the credit life and credit disability insurance premiums earned and 22%, 20% and 19% of the casualty insurance premiums earned in 1993, 1992 and 1991, respectively, were related directly to AFS' consumer loan activities.

- -------------------------------------------------------------------------------
               QUARTERLY FINANCIAL INFORMATION FOR 1993 AND 1992
- -------------------------------------------------------------------------------
                                                         1ST QUARTER         2ND QUARTER         3RD QUARTER         4TH QUARTER
(Unaudited)                                          ------------------  ------------------  ------------------  ------------------
(In millions except per share amounts)                   1993      1992      1993      1992      1993      1992      1993      1992
- -----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
REVENUES
   Manufacturing                                     $1,478.0  $1,324.8  $1,565.8  $1,486.4  $1,520.4  $1,342.8  $1,707.1  $1,462.7
   Financial Services                                   685.9     669.7     686.4     674.2     711.9     687.2     719.1     696.4
- -----------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                  $2,163.9  $1,994.5  $2,252.2  $2,160.6  $2,232.3  $2,030.0  $2,426.2  $2,159.1
                                                     ========  ========  ========  ========  ========  ========  ========  ========
- -----------------------------------------------------------------------------------------------------------------------------------
INCOME
   Manufacturing                                     $  110.3  $  107.8  $  125.2  $  130.9  $  117.5  $  115.7  $  144.7  $  126.3
   Financial Services                                   101.4      88.2     104.5      84.6     114.0      95.5     114.9      96.5
- -----------------------------------------------------------------------------------------------------------------------------------
Operating income                                        211.7     196.0     229.7     215.5     231.5     211.2     259.6     222.8
Corporate expenses and other - net                      (17.5)    (17.3)    (18.3)    (18.5)    (15.2)    (12.3)    (36.2)    (20.6)
Interest expense - net                                  (59.6)    (63.4)    (58.0)    (64.8)    (58.2)    (63.2)    (56.0)    (58.4)
- -----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                              134.6     115.3     153.4     132.2     158.1     135.7     167.4     143.8
Income taxes                                             51.8      45.9      59.1      51.4      58.6      52.2      64.9      53.4
- -----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN
   ACCOUNTING PRINCIPLES                                 82.8      69.4      94.3      80.8      99.5      83.5     102.5      90.4
Cumulative effect of changes in accounting
   principles, net of income taxes                          -    (679.5)        -         -         -         -         -         -
- -----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                    $   82.8  $ (610.1) $   94.3  $   80.8  $   99.5  $   83.5  $  102.5  $   90.4
                                                     ========  ========  ========  ========  ========  ========  ========  ========
- -----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) PER COMMON SHARE:
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN
   ACCOUNTING PRINCIPLES                             $    .92  $    .79  $   1.05  $    .91  $   1.10  $    .94  $   1.13  $   1.02
Cumulative effect of changes in accounting
   principles                                               -     (7.69)        -         -         -         -         -         -
- -----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                    $    .92  $  (6.90) $   1.05  $    .91  $   1.10  $    .94  $   1.13  $   1.02
                                                     ========  ========  ========  ========  ========  ========  ========  ========
- -----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION
Price Range:  High                                   $ 48      $ 39-5/8  $ 56-1/2  $ 38-1/8  $ 58-7/8  $ 39-1/8  $ 58-3/4  $ 44-3/4
               Low                                   $ 40-3/8  $ 35      $ 45-7/8  $ 33-3/4  $ 51      $ 35-1/8  $ 52      $ 34-7/8
Dividend per share                                   $    .31  $    .28  $    .31  $    .28  $    .31  $    .28  $    .31  $    .28
- -----------------------------------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                               FIVE-YEAR SUMMARY
- --------------------------------------------------------------------------------

(Dollars in millions except per share amounts)                                 1993*       1992**      1991        1990        1989
- -----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Sales                                                                    $  6,271.3  $  5,616.7  $  5,210.5  $  5,470.6  $  5,272.5
Interest, discount and service charges                                      1,260.2     1,273.2     1,183.9     1,139.3     1,007.8
Insurance premiums                                                          1,137.0     1,093.5     1,073.3       974.7       836.3
Investment income (including net realized investment gains)                   409.8       364.1       372.4       333.0       323.5
- -----------------------------------------------------------------------------------------------------------------------------------
   Total revenues                                                           9,078.3     8,347.5     7,840.1     7,917.6     7,440.1
- -----------------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                                                               5,210.6     4,560.7     4,185.4     4,424.6     4,202.8
Selling and administrative                                                  1,441.2     1,401.8     1,329.8     1,289.1     1,252.5
Interest expense                                                              667.8       742.0       754.4       774.6       733.1
Provision for losses on collection of finance receivables,
   less recoveries                                                            152.6       160.4       134.8       123.5        89.6
Insurance benefits and increase in policy liabilities                         849.1       823.8       812.2       720.5       636.0
Amortization of insurance policy acquisition costs                            143.5       131.8       128.5       126.1       115.8
- -----------------------------------------------------------------------------------------------------------------------------------
   Total costs and expenses                                                 8,464.8     7,820.5     7,345.1     7,458.4     7,029.8
- -----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                    613.5       527.0       495.0       459.2       410.3
Income taxes                                                                  234.4       202.9       195.5       176.2       141.6
- -----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS AND CUMULATIVE EFFECT OF
   CHANGES IN ACCOUNTING PRINCIPLES                                           379.1       324.1       299.5       283.0       268.7
Extraordinary loss, net of income taxes***                                        -           -           -           -        (9.5)
Cumulative effect of changes in accounting principles,
   net of income taxes                                                            -      (679.5)          -           -           -
- -----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                        $    379.1  $   (355.4) $    299.5  $    283.0  $    259.2
                                                                         ==========  ==========  ==========  ==========  ==========
- -----------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE:
   INCOME BEFORE EXTRAORDINARY LOSS AND CUMULATIVE EFFECT OF
     CHANGES IN ACCOUNTING PRINCIPLES                                    $     4.21  $     3.66  $     3.42  $     3.18  $     3.02
   Extraordinary loss***                                                          -           -           -           -        (.11)
   Cumulative effect of changes in accounting principles                          -       (7.67)          -           -           -
- -----------------------------------------------------------------------------------------------------------------------------------
   NET INCOME (LOSS)                                                     $     4.21  $    (4.01) $     3.42  $     3.18  $     2.91
                                                                         ==========  ==========  ==========  ==========  ==========
- -----------------------------------------------------------------------------------------------------------------------------------
   DIVIDENDS DECLARED                                                    $     1.24  $     1.12  $     1.03  $     1.00  $     1.00
                                                                         ==========  ==========  ==========  ==========  ==========
- -----------------------------------------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING                                        90,052,000  88,580,000  87,563,000  89,014,000  88,999,000
                                                                         ==========  ==========  ==========  ==========  ==========
- -----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR-END
Total assets                                                             $ 19,658.4  $ 18,366.8  $ 15,737.3  $ 14,891.5  $ 13,790.4
Debt:
   Textron Parent Company Borrowing Group                                $  2,025.4  $  2,283.4  $  1,820.3  $  1,925.4  $  1,956.0
   Finance and insurance subsidiaries                                    $  6,846.7  $  6,439.7  $  5,663.5  $  5,318.9  $  4,661.3
Shareholders' equity                                                     $  2,780.2  $  2,487.8  $  2,927.7  $  2,662.4  $  2,547.1
Book value per common share                                              $    31.18  $    28.11  $    33.65  $    31.00  $    28.24
- -----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Capital expenditures                                                     $    251.8  $    217.1  $    155.6  $    191.2  $    240.2
Depreciation                                                             $    205.8  $    199.2  $    182.1  $    179.3  $    173.6
Number of common shareholders                                                28,000      30,000      31,000      33,000      35,000
- -----------------------------------------------------------------------------------------------------------------------------------

*The results of operations of Textron Acustar Plastics are included from
 May 4, 1993.
**The results of operations of Cessna are included from February 29, 1992. ***The extraordinary loss in 1989 resulted from arbitration concerning a terminated coproduction agreement.

DIRECTORY OF DIVISIONS

MANUFACTURING

AIRCRAFT

Bell Helicopter Textron   Webb F. Joiner, President
P.O. Box 482
Fort Worth, TX 76101
(817) 280-2011

Helicopters and spare parts for the U.S. Government, foreign governments and commercial markets; tiltrotor aircraft development; aftermarket sales of technical, training and logistics support services.

The Cessna Aircraft  Company    Russell W. Meyer,  Jr., Chairman  and
Chief Executive Officer
P.O. Box 7706
Wichita, KS 67277-7706
(316) 941-6000

Light and mid-size business jets and utility turboprop aircraft supported worldwide through a network of company-owned Citation service centers and authorized representatives.

AUTOMOTIVE

CWC Castings Textron   John L. Kelly, President
1085 W. Sherman Blvd.
Muskegon, MI 49441
(616) 733-1331

Gray iron and chilled iron castings, primarily camshafts, marketed directly to automobile and engine manufacturers in the U.S. and Europe.

Davidson Exterior Trim Textron   D. Michael Weston, President
100 Brady Road
Americus, GA 31709
(912) 924-6111

Molded and painted reaction injection molded and thermoplastic exterior ornamentation such as bumper covers, body side moldings, grilles and spoilers for the automotive industry; structural composite bumper beams; styling, design, engineering support and production.

Davidson Interiors Textron   Frank J. Preston, President
875 Greenland Road
Orchard Park, Bldg. C
Portsmouth, NH 03801
(603) 433-4142

Automotive instrument panels,  door panels,  armrests, airbag  doors,
center  consoles  and  headliners  for  totally  integrated   vehicle
interiors; Flexible Bright (trademark) grilles and wheels.

McCord Winn Textron    William H. Walsh, President
620 Washington Street
Winchester, MA 01890
(617) 729-4400

Seating comfort  systems,  plastic  products,  precision  motors  and
components  marketed  directly   to  automotive  original   equipment
manufacturers in North America and Western Europe.

Randall Textron    Jane L. Warner, President
P.O. Box 46334
Cincinnati, OH 45246
(513) 896-9400

Functional and decorative metal parts in roll sections, stampings, and tubular steel; bright metal and painted moldings; decorative and functional plastic painted and chrome-plate components; wheel ornamentation, fuel fillers and window channels.

Textron Acustar Plastics    Fred L. Hubacker, President
1850 Research Drive
Troy, MI 48083
(810) 528-6595

Plastic injection molded and painted automotive interior and exterior body parts, including instrument panels, decorative trim and modular assembled lighting components.

INDUSTRIAL

Avdel plc  (pending regulatory approval)    John C. Marley,  Chairman
and Chief Executive
Welwyn Garden City
Hertz AL7 1QB England
44-707-372-624

Specialized engineered fastening and assembly systems, including innovative hand-held and automatic assembly systems for global markets.

Camcar Textron    James R. MacGilvray, President
600-18th Avenue
Rockford, IL 61104-5181
(815) 961-5000

Cold-formed threaded and non-threaded metal fasteners and components, as well as synergistic assemblies which combine fasteners, stampings and molded plastics. Sold to automotive, appliance, business equipment, construction and other OEM and distributor markets.

INDUSTRIAL
(continued)

Cherry Textron    George A. Andrews, President
P.O. Box 2157
Santa Ana, CA 92707-0157
(714) 545-5511

Proprietary blind rivet fastening systems, including hand-held and fully automated installation systems for aerospace, automotive, transportation and other industrial markets. Supported by worldwide, engineering-oriented distribution system.

Cone Drive Textron    John G. Melvin, President
240 East Twelfth Street
Traverse City,
MI 49685-0272
(616) 946-8410

Double enveloping worm gear speed reducers, gear motors and gearsets sold directly from Cone Drive's manufacturing locations to the mining, steel, aerospace, automotive, printing, packaging and brewing industries.

E-Z-GO Textron    L.T. Walden, Jr., President
P.O. Box 388
Augusta, GA 30903-0388
(706) 798-4311

Electric- and gasoline-powered golf cars for fleet and individual markets; multi-purpose utility vehicles for the turf, industrial and commercial markets.

Greenlee Textron    Carl D. Burtner, President
4455 Boeing Drive
Rockford, IL 61109
(815) 397-7070

Powered equipment, electrical test instruments and hand tools such as conduit benders, cable pullers and punch and die metal hole-making systems. Distributed to power utilities, infrastructure, and security and alarm markets.

Homelite Textron    Robert W. Reid, President
P.O. Box 7047
Charlotte, NC 28241
(704) 588-3200

Consumer and professional gasoline-powered string trimmers, blowers, hedge trimmers, brushcutters, edgers and chain saws; gasoline-powered generators, pumps, heaters, pressure washers and compressors; lawn mowers sold under the Homelite brand name.

Jacobsen Textron    Richard D. Miller, President
1721 Packard Avenue
Racine, WI 53403-2564
(414) 637-6711

Professional mowing and turf maintenance equipment for golf course and commercial use including greens and fairway mowers, trim and rotary mowers, aerators, work trucks and other powered turf maintenance equipment.

Micromatic Textron    Michael J. Brennan, President
345 East 48th Street
Holland, MI 49423
(616) 392-1461

Proprietary machine tools, components and systems designed and manufactured for automotive, transportation and other commercial markets worldwide.

Speidel Textron    Alfred M. Massotti, President
70 Ship Street
Providence, RI 02903
(401) 421-8600

Watch attachments  made from  metal, leather  and plastic  materials;
fashion jewelry products including identification bracelets, neckchains and watches; British Sterling and Silver toiletries. Sold primarily by Speidel's direct sales force to retail jewelers, department and drug stores and select mass merchandisers.

SYSTEMS
AND COMPONENTS

Aircraft Engine Components Textron    Daniel L. Shaffer, President
P.O. Box 11906
Newington, CT 06131
(203) 666-4601

Gas turbine engine components such as disks, hubs, cases and frames made to customer design for engine manufacturers and the spare parts market.

Airfoil Textron    G.L. (Topper) Long, President
P.O. Box 4427
Lima, OH 45802
(419) 226-2900

Fan blades, compressor blades, vanes, impellers and integrally bladed rotors for commercial and military aircraft turbine engine producers worldwide.

Avco Overseas Services Textron    Dieter F. Wolter, President
10801 Kempwood-Suite 1
Houston, TX 77043
(713) 895-3400

Logistics support to clients overseas, principally in the procurement of spare parts and equipment, and in the recruiting, screening and testing of qualified professionals.

SYSTEMS
AND COMPONENTS
(continued)

Fuel Systems Textron    Michael Boston, President
700 N. Centennial
Zeeland, MI 49464
(616) 772-9171

Fuel systems components for aircraft and industrial gas turbine engines (original equipment manufacture and aftermarket service), including main engine fuel injection devices, fuel metering and distribution valves, and augmentor fuel systems. Sold to the world's major engine builders, the U.S. Government and commercial airlines.

HR Textron    Richard J. Millman, President
25200 W. Rye Canyon Rd.
Valencia, CA 91355
(805) 259-4030

Sophisticated control systems for prime contractors and the U.S. Government for use in high-performance aircraft, helicopters, missiles, space launch vehicles and turbine engines; servovalves; fuel and pneumatic systems components; and automatic test equipment.

Textron Aerostructures    Fred N. Hubbard, President
P.O. Box 210
Nashville, TN 37202
(615) 361-2000

Aircraft wings and components for the business jet and regional commuter markets as well as for the commercial and military transport markets; design assistance to customers.

Textron Defense Systems    Harold K. McCard, President
201 Lowell Street
Wilmington, MA 01887
(508) 657-5111

"Smart" weapons development and production based on sensor-fuzed weapons technology; aircraft landing systems; surveillance systems; inertial systems; energy technology; and special material process.

Textron Lycoming Reciprocating Engine    Philip R. Boob, President
652 Oliver Street
Williamsport, PA 17701
(717) 323-6181

Piston engine manufacture of new engines for both fixed wing aircraft and helicopters as well as remanufacturing and overhaul.

Textron Lycoming Turbine Engine    David G. Assard, President
550 Main Street
Stratford, CT 06497-7593
(203) 385-2000

Gas turbine engine manufacture, repair and overhaul; related products and services for military and commercial customers worldwide.

Textron Marine and Land Systems    John J. Kelly, President
6600 Plaza Drive
New Orleans, LA 70127
(504) 245-6600

Air cushion amphibious landing craft for the U.S. Navy; a new class of motor lifeboats for the Coast Guard; Surface Effect Ships and commercial air cushion vehicles; Cadillac Gage armored combat vehicles, turrets, and advanced suspension systems for U.S. and foreign customers.

Textron Specialty Materials    Paul R. Hoffman, President
Two Industrial Avenue
Lowell, MA 01851
(508) 452-8961

High-performance composite materials such as boron and carbon fibers; metal, ceramic and carbon composites; and fire protection materials. Sold to sporting goods and automobile manufacturers, major oil companies and government agencies worldwide.

FINANCIAL SERVICES

FINANCE

Avco Financial Services    Warren R. Lyons, President
P.O. Box 19701
Irvine, CA 92713-9701
(714) 553-1200

Consumer financing, both unsecured and secured by personal property, through nearly 1,200 AFS loan offices in the United States, Australia, Canada, New Zealand, Spain and the United Kingdom; credit life and disability insurance, collateral protection, involuntary unemployment insurance, and credit property and property/casualty insurance.

Textron Financial Corporation    Stephen J. Davis, President
P.O. Box 6687
Providence, RI 02940-6687
(401) 621-4200

Commercial financing, including equipment leasing, secured equipment lending and receivables and inventory financing. Sold directly through 35 offices in the U.S., and indirectly through its relationships with manufacturers, dealers and financial intermediaries.

PAUL REVERE

Paul Revere   Charles E. Soule, President
18 Chestnut Street
Worcester, MA 01608
(508) 799-4441

Individual, non-cancellable and group long-term disability income insurance products designed for professionals, corporate executives and small business owners; group life and dental insurance; individual life and annuities.

PRINCIPAL CORPORATE OFFICERS

Administrative and
Management Committee:

James F. Hardymon
Chairman and
Chief Executive Officer

Lewis B. Campbell
President and
Chief Operating Officer

Thomas P. Hollowell
Executive Vice President
Corporate Development

Mary L. Howell**
Senior Vice President
Government and
International Relations

Richard A. McWhirter***
Executive Vice President
and Chief Financial
Officer

Thomas D. Soutter***
Executive Vice President
and General Counsel

William F. Wayland*
Executive Vice President
Administration and Chief
Human Resources Officer

Staff Officers:

Edward C. Arditte*
Vice President
Investor Relations and
Risk Management

Raymond W. Caine, Jr.**
Vice President
Corporate Communications

Robert B. Clendenen***
Vice President
Audit and Business Ethics

Brian T. Downing*
Vice President and
Treasurer

Arnold M. Friedman**
Vice President and
Deputy General Counsel

Frank Gulden
Senior Vice President
Human Resources

Gregory E. Hudson*
Vice President
Taxes

William P. Janovitz**
Vice President and
Controller

Cecil W. Labhart***
Vice President
Information Systems
Services

Karen A. Quinn-Quintin*
Vice President and
Secretary

Operating Management:

Gary E. Atwell***
Group Vice President

Richard H. Campbell
Group Vice President

Herbert L. Henkel*
Group Vice President

Fred L. Hubacker
Group Vice President and
President Textron Acustar
Plastics

Derek Plummer***
Group Vice President

Terry D. Stinson
Group Vice President

Richard A. Watson**
Group Vice President

Service with Textron and
its subsidiaries/divisions:
***5-9 years
***10-19 years
***20 years and over

This annual report is printed on recycled paper.

<INSIDE BACK COVER>

SHAREHOLDER INFORMATION

ANNUAL MEETING TO BE HELD APRIL 27 IN PROVIDENCE
The annual meeting of Textron shareholders will be held at 10:30 a.m. on Wednesday, April 27, 1994, at the Omni Biltmore Hotel, Kennedy Plaza, Providence, Rhode Island. Shareholders are encouraged to attend.

ABOUT YOUR SECURITIES AND RECORDS
The common stock of Textron Inc. is listed on the New York, Midwest and Pacific Stock Exchanges and quoted in the daily stock table carried by most newspapers. The ticker symbol for Textron is TXT. Textron's preferred stocks are traded only on the New York Stock Exchange.

First Chicago Trust Company of New York, 14 Wall Street, Suite 4680, New York, NY 10005, acts as transfer agent, registrar and dividend paying agent for Textron stock and maintains all shareholder records for the corporation. First Chicago also acts as conversion agent for Textron's $2.08 preferred stock and its $1.40 preferred dividend stock.

Shareholders may obtain information relating to their share position, dividends, transfer requirements, lost certificates, conversion rights, dividend reinvestment accounts and other related matters by telephoning First Chicago Trust Company of New York's "Telephone Response Center" at (201) 324-0498. Shareholders must provide their tax identification number, the name(s) in which their shares are registered and their record address when they request information. This service is available to all shareholders Monday through Friday 9:00 a.m. to 5:00 p.m. Eastern Time. Shareholders also may obtain this and other information about their holdings by writing to First Chicago at the above address.

DIVIDEND PAYMENTS MAILED QUARTERLY
Quarterly dividends are mailed with the intent of reaching shareholders of common and preferred stock on the first business day of January, April, July and October. Postal delays may cause actual receipt dates to vary.

FREE AUTOMATIC DIVIDEND REINVESTMENT
Textron's Shareholder Investment Service offers common shareholders of record a convenient method to purchase additional shares of Textron common stock without paying brokerage, commission or other service fees.

Participants in the plan may choose to have all or part of their dividends automatically reinvested, make additional cash payments or do both in purchasing shares of Textron common stock. Brokerage expenses for these purchases are paid by Textron. Personal recordkeeping is simplified by an account statement that is mailed to participants.

More information and an authorization form may be obtained by writing to First Chicago Trust Company of New York, P. O. Box 2500, Jersey City, New Jersey, 07303-2500 or by calling (201) 324-0498.

ADDITIONAL INFORMATION AVAILABLE TO SHAREHOLDERS
Questions  about  Textron  should   be  directed  to  the   Corporate
Communications Department, Textron Inc., 40 Westminster Street, Providence, RI 02903 or by calling (401) 421-2800.

INVESTOR RELATIONS INQUIRIES
Questions concerning investor relations matters should be directed to the Investor Relations Department at the address above, or by calling
(401) 421-2800.

FORM 10-K AVAILABLE
After April 1, 1994, shareholders may, without charge, obtain copies of Textron's Form 10-K annual report filed with the Securities and Exchange Commission. Requests for this report should also be addressed to Textron's Corporate Communications Department.

Design: Jack Hough Associates, Inc., Norwalk, CT
Major photography: George Simian. Directors' photograph: Carol Fatta

<BACK COVER>

Textron
1993 Annual Report

Textron Inc.
40 Westminster Street
Providence, RI 02903
(401) 421-2800

APPENDIX

       TEXTRON ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR 1993
                      APPENDIX OF PHOTO CAPTIONS

On the Cover:
Textron's automotive divisions constitute one of North America's leading suppliers of interior components to the automotive industry. Vinyl leather-like parts such as instrument panels, center consoles, door panels, steering wheel covers and other trim are supplied by Textron as an integrated package of components for the interior of the Chrysler LHS and other LH models as well as the Cadillac Seville and Eldorado. Belinda Reeves, Davidson Interiors, is shown examining the interior of a Chrysler LHS.

PHOTO CAPTION: Page 6

James F. Hardymon (top)
and Lewis B. Campbell (bottom)

PHOTO CAPTION: Page 8

In designing automotive components, a proper "fit" is essential. This instrument panel is designed for the 1994 Ford Windstar minivan. It is being "fitted" to a model of the vehicle by Paul Boisineau (L), and Jerry Beebe, Instrument Panel Design Engineers, at the Textron Automotive Engineering Design Center, Walled Lake, Michigan.

PHOTO CAPTION: Page 9

Instrument panels are fully tested at the MacDonald Molding operation of Textron Acustar Plastics prior to shipment. Modular assembly methods contribute to Textron's success in automotive component manufacturing. Deborah Herrington is shown testing a completed assembly for Chrysler's Jeep (trademark) Grand Cherokee.

PHOTO CAPTION: Page 10

The acquisition of Textron Acustar Plastics (TAP) strengthened Textron's position as a major automotive components supplier. It also added new products to Textron's businesses, including these rear lighting assemblies being inspected by Konnie Thompson, Assembler, at TAP's Evart Products, Evart, Michigan.

PHOTO CAPTION: Page 11

In addition to more conventional automobiles, Textron's automotive divisions supply the front and rear fascia, instrument panel and fuel filler assemblies for the Dodge Viper R/T 10 high-performance sports car. Shown inspecting the exterior fascia are Bob Galoci, Davidson Exterior Trim (L), and Ken O'Donnell, Production Control Manager, Dodge Viper.

PHOTO CAPTION: Page 12

Bell Helicopter Textron is a world leader in commercial helicopter production. One of the most successful models from Bell is the 206L LongRanger manufactured at Bell's Mirabel, Canada facility. Completing assembly of a 206L control console are Pre-flight Mechanics Francois Clavet (L), and Daniel Lemaire.

Bell's twin-engine Model 230 helicopter is designed for many uses. This emergency medical helicopter is operated by Survival Flight for the University of Michigan Medical Center. Greg Bradley, Bell
Helicopter Regional Marketing Manager (R), and Denise Hubert, RN, Flight Nurse/ Paramedic, inspect the first of two Model 230 helicopters delivered to the University.

PHOTO CAPTION: Page 14

Mature defense programs, like the AH-1W SuperCobra at Bell Helicopter, undergo continuous development, such as the design of next generation instrument displays and other control mechanisms. Bob Traphagen, Simulation Lab Technician, is shown configuring updated instrumentation in this cockpit simulator.

PHOTO CAPTION: Page 15

Much of the design of the Bell-Boeing V-22 TiltRotor aircraft utilizes Integrated Product Teams uniting manufacturing, engineering, tooling and other disciplines to reduce manufacturing costs and aircraft weight. Team members Jonathan Lane, Lead Engineer, and Bunny Crump, Engineer, are shown designing a transmission component for the V-22.

PHOTO CAPTION: Page 16

The Cessna Citation V Ultra business jet incorporates the most advanced digital avionics package in its class. Large primary flight displays, plus a central multi-function display, provide easy-to-read instruments for safe, reliable flight operation. Sales Administrator, Mike Pierce, is shown inspecting a Citation V Ultra control panel.

PHOTO CAPTION: Page 17

The CitationJet, introduced by Cessna in 1993, has already exceeded expectations in fuel usage, speed and performance. Mark Shepherd, Manager Client Relations (L), and Roger Martin, Manager Business Development, are shown discussing a CitationJet at Cessna's Completion Center, the last stop for aircraft before delivery.

PHOTO CAPTION: Page 18

The Citation X, Cessna's largest and fastest jet, with estimated speeds up to Mach .9, completed its first flight in December 1993. John Daniel, Senior Program Manager (L), and Joanne VanMeter,
Engineer, are shown inspecting the first Citation X aircraft as it neared completion at Cessna's Wichita, Kansas manufacturing facility.


PHOTO CAPTION: Page 19

Cessna's company-owned Citation service centers are the only factory-direct service network in the industry and the largest worldwide service organization of any business jet manufacturer. Cessna Aircraft Technician, Bill Williams, is shown performing maintenance service on a Citation III at the Citation Service Center in Newburgh, New York.

PHOTO CAPTION: Page 20

At Avco Financial Services, the ALEX II data network helps Toni Sepulveda, Administrative Assistant, quickly obtain accurate credit information regarding a customer's loan application. Computer technology at all of Textron's Financial Services divisions reduces operating costs while improving customer service.

PHOTO CAPTION: Page 21

Paul Revere is the North American leader in individual, non-cancellable disability income insurance marketed primarily to individual professionals and independent business owners. Joseph Cambio, MD (R), is shown discussing his personal coverage with Robert
F. Calise (L), an Independent Broker and Clarke Alderman, RHU, Paul Revere Sales Manager.

PHOTO CAPTION: Page 22

Direct, personalized customer service is a hallmark of Avco Financial Services' branch office operations. Discussing the finance needs of two customers is Gary Vitti (R), Branch Manager of AFS' Brockton, Massachusetts office. AFS' branch offices operate at nearly 1,200 locations in six countries and provide secured and unsecured consumer loans as well as credit life, ac-cident and health insurance for its loan customers.

PHOTO CAPTION: Page 23

Textron Financial Corporation (TFC) provides commercial financing for a wide range of customers including those who purchase or lease Textron products. Shown talking over the merits of E-Z-GO's new Medalist golf car are Herb Petersen (L), E-Z-GO Branch Manager, Ed Roberts (C), Sales Manager, TFC, and Art Wilson, Head Professional, Sunnyvale, CA, Municipal Golf Course.

PHOTO CAPTION: Page 25

On December 21, 1993, Cessna Aircraft's Citation X achieved its first flight.

PHOTO CAPTION: Page 27

In October 1993, 7.5 million shares of Paul Revere stock were listed on the New York Stock Exchange.

PHOTO CAPTION: Page 28

The members of Textron's  Board of Directors are:   (seated, L to  R)
B. F. Dolan; Joseph R. Carter; Jean Head Sisco; James F. Hardymon, Chairman; Sam F. Segnar; Webb C. Hayes II; and R. Stuart Dickson. (Standing L to R) Martin D. Walker; Lewis B. Campbell; John W. Snow;
J. Paul Sticht; John D. Macomber; William M. Ellinghaus; Barbara Scott Preiskel; Thomas B. Wheeler; and H. Jesse Arnelle.