Form 10-K, Exhibit 13
TEXTRON INC
filed 1995-03-29
CIK 217346

-------------------------------------------------------------------------------
FINANCIAL REVIEW


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

TEXTRON PARENT COMPANY BORROWING GROUP
Sources of cash to the Textron Parent Company Borrowing Group include cash generated by the operations comprising this group and dividends received from the finance and insurance subsidiaries, supplemented with borrowings. Information about the cash flows of this group for each of the three years in the period ended December 31, 1994 is set forth in the Group's statement of cash flows included in Note 18 (page 56) to the consolidated financial statements.
    The Group's operating activities provided cash flows of $538 million in 1994, down from $584 million in 1993. The decrease was due to (a) higher receivables in 1994, due in large part to changed payment terms with a major customer and higher sales volume, and (b) lower reductions in inventories in 1994 compared to those in 1993, partially offset by (c) increased income and (d) increased customer deposits in 1994. The
Group's debt decreased by $443 million in 1994, as operating cash flows and cash proceeds from the sales of Textron's Homelite and Lycoming
Turbine Engine divisions exceeded capital asset additions, payments of dividends and purchases of 3.3 million shares of Textron's common stock. Such purchases were made under a program to purchase up to five million shares of Textron's common stock from time to time in the open market, as conditions warrant. Textron's ratio of debt to total capital decreased to 35% at December 31, 1994, from 42% at January 1, 1994.
    Cash flows from operating activities in 1993 of $584 million were higher than the 1992 level due principally to a higher reduction in inventories, a higher level of trade payables and higher income from operations. The Group's debt decreased by $258 million in 1993 as operating cash flows and the proceeds from the sale of a minority interest in the Paul Revere Corporation (PRC) exceeded capital asset additions, payments of dividends, the cost of the acquisition of Textron Acustar Plastics and a $100 million contribution to the capital of PRC.
    Cash flows from operating activities in 1992 of $402 million were higher than the 1991 level due principally to a decrease in inventories in 1992 versus an increase in 1991. The Group's debt increased by $463 million in 1992 due to financing the $605 million acquisition of Cessna.
    Capital asset additions during 1994, 1993 and 1992 of $272 million, $226 million and $198 million, respectively, were primarily for (a) the replacement of machinery and equipment, (b) machinery and equipment required for increased capacity at existing facilities and (c) production tooling for new aircraft at Cessna. Capital asset additions during 1995 are not expected to differ substantially from the level of such additions in 1994.
    Textron is involved in a number of remedial actions under various federal and state laws and regulations relating to the environment which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which their hazardous wastes or materials were disposed or released. Expenditures to evaluate and remediate contaminated sites approximated $14 million, $18 million and $25 million in 1994, 1993 and 1992, respectively. Textron currently projects that expenditures for remediation will range between $15 million and $25 million for each of the years 1995 and 1996. (See Textron's Summary of Significant Accounting Policies and Note 16 to the consolidated financial statements for further information about environmental matters.)
    Based upon the information currently available, Textron believes it has made adequate provision for costs associated with known remediation efforts. Despite the uncertainty concerning the overall costs of additional remedial actions that might be identified in the future, it is not currently anticipated that such costs will have a material adverse effect on Textron's liquidity, net income or financial condition.
    In August 1994, Textron sold its Homelite division and in October 1994 it sold its Lycoming Turbine Engine division. Cash proceeds from these sales aggregated $495 million and were used for general corporate purposes including debt reduction and the purchase of Textron common stock.
    In 1993, Textron purchased the plastics operations of the Acustar division of Chrysler Corporation at a cost of $139 million and in 1992 it purchased Cessna at a cost of $605 million.
    Also in 1993, Textron, which had been the sole shareholder of PRC, sold
7.5 million shares of PRC, representing 16.7% of the outstanding shares of PRC, for $175 million (net of related expenses) in an

                                                             T E X T R O N  25

-------------------------------------------------------------------------------

underwritten public offering registered under the Securities Act of 1933. Textron contributed $100 million to the capital of PRC just prior to the sale. The proceeds from the sale were used to reduce debt.
    During 1994, Textron redeemed an aggregate principal amount of $121 million of its 9 1/4% Senior and Subordinated Notes, due 2016 and 2017, resulting in a pretax charge to income of $9 million. During 1993, Textron redeemed an aggregate principal amount of $221 million of its 10 3/4%, 9 1/2% and 9 1/4% Senior and Subordinated Notes, due through 2017, resulting in a pretax charge to income of $14 million.
    In 1993, Textron's Board of Directors approved Textron's purchase of all of the shares of Textron common stock owned by PRC in four annual installments of 424,125 shares each, at a share price to be equal to the average closing price of Textron's stock over the fiscal quarter preceding each such purchase. The first of the four purchases (for $25 million) was made in April 1994.
    Textron had $236 million available at December 31, 1994 for the issuance of unsecured debt securities under its shelf registration statement with the Securities and Exchange Commission. Also at December 31, 1994,
Textron had credit facilities aggregating $1.5 billion. The portion of the credit facilities not used or reserved as support for commercial paper or bank borrowings at that date was $1.1 billion.
    Management believes that the Textron Parent Company Borrowing Group will continue to have adequate access to credit markets and that its credit facilities and cash flows from operations--including dividends received from Textron's finance and insurance operations--will continue to be more than sufficient to meet its operating needs and to finance growth.

FINANCE AND INSURANCE SUBSIDIARIES
This group includes Avco Financial Services (AFS), Textron Financial Corporation (TFC) and PRC. Information about the cash flows of this group for each of the three years in the period ended December 31, 1994 is set forth in the Group's statement of cash flows included in Note 18 (page 58) to the consolidated financial statements.
    The amount of the net assets of Textron's finance and insurance subsidiaries available for cash dividends and other payments to the Textron Parent Company Borrowing Group is restricted by the terms of lending agreements and insurance statutory requirements. The finance and insurance subsidiaries paid dividends to the Textron Parent Company Borrowing Group of $115 million, $94 million and $78 million in 1994, 1993 and 1992, respectively.
    AFS and TFC each utilize a broad base of financial sources for their respective liquidity and capital requirements. Cash is provided from both operations and several different sources of borrowings, including unsecured borrowings under bank lines of credit, the issuance of commercial paper and short-term bank debt, and sales of medium- and long-term debt in the U.S. and foreign financial markets. During 1994, the net proceeds from medium- and long-term financing sources, including the issuances described below, totaled $1.5 billion. Debt increased by $935 million in 1994, due principally to receivable growth.
    During 1994, AFS issued $1.0 billion of unsecured debt securities, including $950 million under its shelf registration statements. At
December 31, 1994, AFS had $797 million available for unsecured debt securities under its shelf registration statement with the Securities and Exchange Commission and $544 million available for similar securities under its shelf registration statements with the Canadian provincial security exchanges.
    In June 1994, TFC established a medium-term note facility for $500 million under Rule 144A of the Securities Act of 1933, as amended, under which it had no outstanding borrowings at December 31, 1994.
    By utilizing medium- and long-term fixed rate financing, as well as interest rate exchange agreements, Textron's finance subsidiaries effectively had a ratio of variable rate debt to total debt of 49% at December 31, 1994. For liquidity purposes, AFS and TFC have a policy of maintaining sufficient unused bank lines of credit to support their outstanding commercial paper and short-term bank borrowings.
    Textron's finance and insurance subsidiaries have substantial amounts of investments and finance receivables backed up or secured by real estate.
AFS had residential real estate loans outstanding of $2.4 billion at December 31, 1994, which were secured primarily by first and second mortgages on single family homes, and averaged $27 thousand in outstanding principal balance. Residential real estate loans are geographically dispersed among many customers and the loan amounts are limited to a maximum of 85% of the property's appraised market value at the date of the loans, although most loans are made at significantly lower loan to value ratios.
    TFC had real estate loans and leveraged leases of real estate aggregating $440 million and $181 million, respectively, at December 31, 1994 including $174 million of golf course mortgages. The commercial real estate portfolio of $266 million consisting

26  T E X T R O N

-------------------------------------------------------------------------------

principally of first mortgages on income producing properties is diversified both geographically and by type of property financed. This portion of the real estate loan portfolio was down from $369 million at the end of 1993 due primarily to collections on outstanding balances and TFC's sale of a portion of the performing loans in its commercial real estate loan portfolio. The sale included the servicing of the remaining accounts in the portfolio. The portfolio was underwritten at loan origination so that historic cash flows exceed debt service and so that loans were generally for less than 80% of the property's appraised market value at the date of the loans. This policy is not necessarily indicative of the current portfolio ratios. Loans were written with scheduled maturities generally between three and five years. However, a substantial number of loans have been refinanced at contractual maturity. At December 31, 1994, TFC had suspended the accrual of interest on $76 million of real estate loans ($77 million at December 31, 1993).
    In addition, at December 31, 1994, Textron's insurance subsidiaries held $191 million of first mortgages on real estate. The real estate portfolio is well diversified geographically and by type of property financed. Loans are generally limited to 75% of the property's appraised market value at the date of the loans with sufficient cash flows to meet debt service requirements.
    Foreclosed real estate loans of Textron's finance and insurance subsidiaries are transferred out of finance receivables or investments in mortgages into other assets or other investments at the lower of fair value (less estimated costs to sell) or the outstanding loan balance.
The carrying value of real estate is periodically reevaluated and, where appropriate, adjustments are made through a valuation allowance to reflect subsequent changes in fair value, but carrying value is never increased above the amount originally transferred. At December 31, 1994, real estate classified in other assets or other investments aggregated
$68 million ($74 million at December 31, 1993).
    Although Textron believes it has made adequate provision for its nonperforming real estate assets, realization of these assets remains subject to uncertainties. Subsequent evaluations of nonperforming assets, in light of factors then prevailing, including economic conditions, may require additional increases in the allowance for losses for such assets.
    Textron's insurance subsidiaries' investments also included mortgage-backed securities with an amortized cost of $810 million at December 31, 1994 ($1.1 billion at December 31, 1993), a substantial portion of which is guaranteed by the U.S. Government or U.S. Government agencies. Future investment income from mortgage-backed securities may be affected by the timing of principal payments and the yields on reinvestment alternatives available at the time of such payments.
    Textron also has significant investments in other debt securities. A substantial portion of these investments is in high quality, investment grade assets. In 1994 and 1993, accelerated prepayments on mortgage-backed securities and call activity on all investments generated an increase in funds available for investment at a time when interest rates were lower than the current portfolio yield. Textron's investment strategies place an emphasis on matching investment maturities with the timing of amounts estimated to be payable under insurance contracts.

                     ------------------------

    Textron has recognized net deferred tax assets of $199 million at December 31, 1994, attributable to temporary differences between the financial reporting basis and income tax basis of certain assets and liabilities. Management believes that such net deferred tax assets will be realized based on Textron's history of earnings and its expectations for the future. (See Note 14, "Income Taxes," to the consolidated financial statements for further information.)
    For further information about investments and collateral for finance receivables, see Note 2, "Investments," and Note 3, "Finance Receivables," to the consolidated financial statements.
    As part of managing its interest rate exposure on its variable rate borrowings, Textron is a party to various interest rate exchange agreements. These agreements, or "swaps," have been entered into as hedges which do not involve a high degree of complexity or risk. Textron does not trade swaps or enter into leveraged swaps. The objective of Textron's use of swaps is not to speculate for profit but to cost effectively manage the risk in its debt portfolio by fixing the cost or matching the rate of interest incurred on its financing with the rate of interest earned on certain of its variable rate finance receivables. For further information about these agreements and the debt and credit facilities of the Textron Parent Company Borrowing Group and the finance and insurance subsidiaries, see Note 8, "Debt and Credit Facilities," to the consolidated financial statements.

                                                             T E X T R O N  27

-------------------------------------------------------------------------------

REVENUES AND INCOME BY BUSINESS SEGMENT

For a description of the businesses comprising each segment, see pages
61 to 63 of this report.
For additional financial information by business segment, see Note 17.


------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENTS                                      Revenues                            Income
                                          ------------------------------      ------------------------------
(In millions)                               1994        1993        1992        1994        1993        1992
------------------------------------------------------------------------------------------------------------
Manufacturing:
Aircraft                                  $2,186      $1,987      $1,520      $  194       $ 171       $ 128
Automotive                                 1,557       1,221         835         139          96          74
Industrial                                 1,395       1,224       1,139         142         106          97
Systems and Components                     1,540       1,839       2,122          99         125         182
------------------------------------------------------------------------------------------------------------
                                           6,678       6,271       5,616         574         498         481
------------------------------------------------------------------------------------------------------------
Financial Services:
Finance                                    1,672       1,610       1,622         331         289         250
Paul Revere                                1,331       1,193       1,106         131         146         115
------------------------------------------------------------------------------------------------------------
                                           3,003       2,803       2,728         462         435         365
------------------------------------------------------------------------------------------------------------
                                          $9,681      $9,074      $8,344       1,036         933         846
------------------------------------------==============================------------------------------------
Corporate expenses and other - net                                               (78)        (85)        (69)
Interest expense - net                                                          (204)       (232)       (250)
------------------------------------------------------------------------------------------------------------
Income before income taxes                                                    $  754       $ 616       $ 527
============================================================================================================

Notes:
(i) Revenues by business segment exclude interest income of the Textron Parent Company Borrowing Group of $2 million, $4 million and $4 million in 1994, 1993 and 1992, respectively. Revenues between segments were insignificant in each year.

(ii) Income of the Systems and Components segment for 1994 includes $30 million applicable to the Lycoming Turbine Engine division, sold in 1994, the benefit of which was immaterial to Textron's net income due to the nontax deductibility of goodwill.

(iii) Income of the Finance segment is net of interest expense.

(iv) Corporate expenses and other - net for 1994 and 1993 include pretax charges of $9 million and $14 million, respectively, related to the early redemption of debt.

-------------------------------------------------------------------------------

BACKLOG


(Unaudited)             December 31,  January 1,
(In billions)                   1994        1994
------------------------------------------------
U.S. Government:
Aircraft                        $1.6        $1.0
Systems and Components            .7         1.2
------------------------------------------------
                                 2.3         2.2
------------------------------------------------
Commercial:
Aircraft                         2.2         1.6
Industrial                        .3          .2
Systems and Components            .5         1.2
------------------------------------------------
                                 3.0         3.0
------------------------------------------------
                                $5.3        $5.2
================================================

Notes:
(i) The increase in the Aircraft segment's U.S. Government backlog was due primarily to completion of negotiations in 1994 on the Bell-Boeing engineering and manufacturing development contract on the V-22 program. The increase in the Aircraft segment's commercial backlog was due primarily to the introduction of Cessna's Excel and Ultra Citation aircraft.

(ii) The decrease in the Systems and Components segment's U.S.
Government and commercial backlog was due primarily to the sale of the Lycoming Turbine Engine division.

28  TEXTRON

-------------------------------------------------------------------------------

RESULTS OF OPERATIONS
1994 vs. 1993
Textron's net income in 1994 was $433 million ($4.80 per share), up 14% from income of $379 million ($4.21 per share) in 1993. Revenues increased 7% to $9.7 billion in 1994 from $9.1 billion in 1993.
Operating income of Textron's six business segments aggregated $1.036 billion in 1994, up 11% from $933 million in 1993. The drivers of the increase in income were the Aircraft, Automotive, Industrial and Finance segments, which reported a 22% aggregate growth in income, more than offsetting the lower results in the Systems and Components and Paul
Revere segments. See the table under the caption "Revenues and Income by Business Segment" and the discussion of the results of each segment below.
    Corporate expenses and other - net in 1994 were lower by $7 million than their corresponding level in 1993, principally as a result of a lower pretax charge ($9 million in 1994 vs. $14 million in 1993) related to the early redemptions of high coupon debt and the benefit of foreign exchange gains in 1994 compared to foreign exchange losses in 1993. The lower interest expense of the Textron Parent Company Borrowing Group --
$204 million in 1994 vs. $232 million in 1993 -- principally reflected a lower level of average borrowing. Textron's effective income tax rate of 40.8% in 1994 was higher than the 1993 rate of 38.0%, due principally to the impact in 1994 of the nontax deductibility of goodwill related to the divestiture of the Textron Lycoming Turbine Engine division and a one-time benefit in 1993 resulting from new tax legislation passed in that year.

1993 vs. 1992
Textron's income in 1993 was $379 million ($4.21 per share), up 17% from income of $324 million ($3.66 per share) before the one-time cumulative effect of accounting changes in 1992. Revenues increased 9% to $9.1 billion in 1993 from $8.3 billion in 1992. Operating income aggregated $933 million in 1993, up 10% from $846 million in 1992.
    Corporate expenses and other - net in 1993 were higher by $16 million than their corresponding level in 1992, principally as a result of a $14 million pretax charge related to the early redemption of high coupon debt and foreign exchange gains in 1992. The lower interest expense of the Textron Parent Company Borrowing Group -- $232 million in 1993 vs. $250 million in 1992 -- reflected both a lower level of average borrowing and a decreased average cost of borrowing. Textron's effective income tax rate of 38.0% in 1993 was lower than the 1992 rate of 38.5%, due to new tax legislation, as the one-time benefit from increasing net deferred tax assets more than offset the effect of the increase in the federal statutory tax rate from 34% to 35%.

AIRCRAFT
1994 vs. 1993
The Aircraft segment's revenues and income increased $199 million (10%) and $23 million (13%), respectively, related principally to Bell Helicopter. Bell Helicopter's revenues increased primarily as a result of higher sales under the V-22 engineering and manufacturing development contract and other military contracts and higher international aircraft sales, partially offset by lower sales of spare parts, both military and commercial. Bell's income increased as a result of the higher revenues and improved manufacturing efficiencies, partially offset by increased product development expenses related to three new helicopter models and lower margins on commercial spares. Cessna's revenues and income increased as a result of (a) improved margins, (b) lower product development expenses related to the Citation X aircraft and (c) lower bid and proposal expenses for the JPATS competition for a new U.S. military trainer. These favorable factors more than offset higher product support costs in 1994 and an $18 million gain in 1993 from an insurance settlement.

1993 vs. 1992
The Aircraft segment's revenues and income increased in 1993 by $467 million (31%) and $43 million (34%), respectively, due to higher results at both Bell Helicopter and Cessna. Bell Helicopter's income increased as a result of higher revenues in both its U.S. Government and non-U.S. Government businesses and the effect in 1992 of a $10 million loss provision on the V-22 full scale development contract. Cessna's income increased as a result of (a) higher sales, due to the inclusion of Cessna's manufacturing operations for twelve months in 1993 compared with ten months in 1992, and (b) an $18 million gain from an insurance settlement, which were partially offset by (c) a higher level of expenses in 1993, primarily related to higher product development expenses for the Citation X aircraft and bid and proposal expenses for the JPATS competition for a new U.S. military trainer.


                                                             T E X T R O N  29

-------------------------------------------------------------------------------

AUTOMOTIVE
1994 vs. 1993
The Automotive segment's revenues and income increased $336 million (28%) and $43 million (45%), respectively, due primarily to (a) the inclusion for the full year of a business acquired in May 1993, (b) higher automotive production, (c) lower warranty provisions in 1994 and
(d) a provision in 1993 for the consolidation of certain manufacturing operations.

1993 vs. 1992
The Automotive segment's revenues increased $386 million (46%) in 1993 primarily as a result of the inclusion of the operating results of an acquisition for eight months in 1993, higher automotive production and a broader market penetration of automotive interior products. Income increased $22 million (30%), due to the higher revenues, partially offset by a special warranty provision and a provision for the consolidation of certain manufacturing operations.

INDUSTRIAL
1994 vs. 1993
The Industrial segment's revenues increased $171 million (14%), due principally to higher fasteners sales (including the sales of Avdel, the results of which have been included in Textron's consolidated results beginning in the second quarter of 1994), partially offset by lower sales, due to the divestiture of the Homelite division in August 1994. Income increased $36 million (34%), due to (a) the higher sales and improved productivity in the fasteners business, (b) a provision in 1993 for the consolidation of certain manufacturing operations and (c) a gain in 1994 on the divestiture of the Homelite division, partially offset by lower income at Jacobsen, due to lower sales, principally resulting from the implementation of a change in distribution, and higher costs.

1993 vs. 1992
The Industrial segment's revenues increased $85 million (7%) and income increased $9 million (9%). Revenues increased due to growth in the outdoor products and fasteners businesses. Income increased as a result of the higher volume, partially offset by a provision for the consolidation of certain manufacturing operations.

SYSTEMS AND COMPONENTS
1994 vs. 1993
The Systems and Components segment's reported revenues and income included those of the Textron Lycoming Turbine Engine division, which was sold in October 1994. Excluding Textron Lycoming Turbine Engine and the effects of provisions ($25 million in 1994; $31 million in 1993) for legal matters and the consolidation of certain manufacturing operations, revenues and income in 1994 were $1.161 billion and $94 million, respectively, compared to $1.224 billion and $105 million, respectively, for 1993. The decreases in revenues of $63 million and income of $11 million were due primarily to further weakness in the defense and commercial aerospace markets, principally at Textron Defense Systems and Textron Aerostructures, respectively, partially offset by higher revenues and income at Textron Lycoming Reciprocating Engine.
    Excluding from consideration the revenues and income applicable to the Lycoming Turbine Engine division and the effects of the provisions in 1994 relative to legal matters and the consolidation of certain manufacturing operations, revenues and operating income of the Systems and Components segment are expected to further decline in 1995 from their corresponding 1994 levels. This is principally the result of a continued wind down of certain U.S. Government contracts, a decline in U.S. Government spending for the defense products of this segment and the current depressed business conditions in the commercial airline industry.
    In response to this adverse business environment, Textron will continue to focus its resources where it has technological or other competitive advantages, so as to minimize the effect of these difficult business conditions. However, the outlook for this segment's businesses contains uncertainties relative to (a) the programs and funding levels in future defense budgets as a result of continuing pressures to reduce federal outlays and (b) the length and severity of the commercial airline industry downturn.

30  T E X T R O N

-------------------------------------------------------------------------------

1993 vs. 1992
The Systems and Components segment's reported results included revenues and income of Textron Lycoming Turbine Engine, which was sold in 1994, the effects of provisions (which aggregated $31 million) for legal matters and the consolidation of certain manufacturing operations in 1993, and provisions ($14 million) for the consolidation of certain manufacturing operations and a gain ($8 million) on the sale of the Textron Filtration Systems division in 1992. Excluding these factors, revenues and income in 1993 for the remaining divisions in this segment were $1.224 billion and $105 million, respectively, compared to $1.430 billion and $147 million, respectively, for 1992. The decreases in revenues of $206 million and income of $42 million were principally at Textron Defense Systems, Airfoil Textron, Textron Lycoming Reciprocating Engine and Textron Specialty Materials. At Textron Defense Systems, revenues and income decreased due to the benefit in 1992 of an equitable price adjustment on a long-term contract and the wind down in 1993 of several U.S. Government contracts. The lower results at Airfoil Textron and Textron Lycoming Reciprocating Engine were attributable to further softness in the commercial aerospace and general aviation industries, respectively, while the lower results at Textron Specialty Materials were attributable to lower sales of its fire protection materials.

FINANCE
1994 vs. 1993
The Finance segment's revenues increased $62 million (4%), while income increased $42 million (15%). AFS' revenues increased slightly, due primarily to a higher level of finance receivables outstanding, partially offset by a decline in yields on finance receivables. In response to increasing cost of borrowed funds, AFS began increasing the interest rates it charges its finance customers in the second half of 1994. Its income increased, due to (a) the higher level of finance receivables outstanding, (b) a decrease in the blended cost of borrowed funds, despite increasing interest rates, (c) a decrease in insurance losses in both finance-related and nonfinance-related insurance operations and (d) a decrease in policy acquisition costs due to a reduction in nonfinance-related insurance premiums earned. These favorable factors were partially offset by (a) the decline in yields and
(b) an increase in loan loss provisions, due to growth in finance receivables outstanding offset in part by an improvement in credit quality. The ratio of net credit losses to average net receivables decreased to 1.99% in 1994 from 2.14% in 1993. In TFC's commercial finance business, revenues increased, due to a higher level of finance receivables outstanding and higher leveraged lease income, primarily related to the sales of residual appreciation rights and the benefit of a nonrecourse debt refinancing. Its income increased due to those factors and a decrease in loan loss provisions, reflecting a stabilization of nonperforming real estate loans and an improvement in equipment portfolios, partially offset by an increase in the blended cost of borrowed funds.

1993 vs. 1992
The Finance segment's revenues decreased $12 million while income increased $39 million (16%). AFS' revenues decreased, due to a decline in yields on finance receivables and a decline in foreign exchange translation rates, partially offset by a higher level of finance receivables outstanding. Its income increased, due principally to (a) a decrease in the cost of borrowed funds, (b) a higher level of finance receivables outstanding and (c) a decrease in insurance losses, as 1992 included losses related to Hurricane Andrew, partially offset by (d) the decline in yields on

                                                             T E X T R O N  31

-------------------------------------------------------------------------------

finance receivables and (e) higher insurance commissions resulting from improved loss experience on nonfinance-related insurance business. The ratio of net credit losses to average net receivables decreased to 2.14% in 1993 from 2.20% in 1992. In TFC's commercial finance business, revenues increased as a result of (a) an increased level of receivables, (b) the inclusion of the operating results of Cessna's finance operations for twelve months in 1993 compared with ten months in 1992 and (c) a lower level of accounts on which the accrual of interest income has been suspended, partially offset by a decline in yields and lower gains on the sales of finance receivables portfolios. Its income increased due to those factors, a decrease in the cost of borrowed funds and a decrease in loan loss provisions, primarily related to reductions in equipment loan losses and, to a lesser extent, losses on real estate loans.

PAUL REVERE
1994 vs. 1993
Paul Revere's revenues increased $138 million (12%), due to continued growth in its individual disability insurance line, increased premium volume in group insurance and higher net investment income. Its income decreased $15 million (10%), primarily attributable to a significantly higher individual disability insurance benefit ratio, partially offset by higher net investment income and increased income in group insurance, individual life insurance and financial products. The higher benefit ratio in the individual disability insurance business was the result of adverse claims experience from (a) the block of policies issued between 1985 and 1989, especially in Florida and California, (b) physicians concentrated in five selected specialties and (c) excess risk disability reinsurance, for which new business is no longer being written. Paul Revere has undertaken an extensive program to address this situation through new products, pricing and underwriting adjustments. In addition, the claims department staff has been increased to address these problem areas. Paul Revere expects a gradual improvement throughout 1995 in the individual disability insurance benefit ratio from the corresponding ratio experienced in the fourth quarter of 1994. Paul Revere's net investment income increased as a result of (a) a higher level of invested assets, offset in part by declining portfolio yields, and (b) higher net realized investment gains ($23 million in 1994 vs. $15 million in 1993).

1993 vs. 1992
Paul Revere's revenues increased $87 million (8%) and income increased $31 million (27%). Revenues increased primarily in the individual disability insurance line, principally through marketing arrangements with other companies. Its income increased as a result of higher income in its individual disability insurance line (due to the higher revenues and lower operating expense and benefit ratios, which reflect the benefit of recapture gains on terminating reinsurance agreements), partially offset by lower income in group insurance, due to an increase in long-term disability benefit ratios. Paul Revere's investment income increased as a result of (a) a higher level of invested assets, offset in part by lower investment yields, and (b) higher net realized investment gains ($15 million in 1993 vs. $2 million in 1992). Realized investment gains in 1993 ($37 million) were partially offset by an increased provision for other than temporary declines in values of investments ($22 million).

32  T E X T R O N

-------------------------------------------------------------------------------
REPORT OF MANAGEMENT

The consolidated financial statements of Textron Inc. have been prepared by management and have been audited by Textron's independent auditors, Ernst & Young LLP, whose report appears below. Management is responsible for the consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles and include amounts based on management's judgments.
    Management is also responsible for maintaining internal control systems designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and that transactions are executed and recorded in accordance with established policies and procedures. Textron's systems are under continuing review and are supported by, among other things, business conduct and other written guidelines, an internal audit function and the selection and training of qualified personnel.
    The Board of Directors, through its Audit Committee, oversees management's financial reporting responsibilities. The Audit Committee, comprised of four outside directors, meets regularly with the independent auditors, representatives of management and the internal auditors to discuss and make inquiries into their activities. Both the independent auditors and the internal auditors have free access to the Audit Committee, with and without management representatives in attendance.



/s/ James F. Hardymon

James F. Hardymon
Chairman and Chief Executive Officer


/s/ Richard A. McWhirter

Richard A. McWhirter
Executive Vice President and Chief Financial Officer

February 2, 1995

-------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Textron Inc.


We have audited the accompanying consolidated balance sheet of Textron Inc. as of December 31, 1994 and January 1, 1994, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Inc. at December 31, 1994 and January 1, 1994 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.
    As discussed in Notes 13 and 14 to the consolidated financial statements, in fiscal 1992 the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.



/s/ Ernst & Young LLP


New York, New York
February 2, 1995

                                                             T E X T R O N  33

-------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME

For each of the three years in the period ended December 31, 1994
(In millions except per share amounts)                                          1994        1993        1992
------------------------------------------------------------------------------------------------------------
Revenues
Sales                                                                         $6,678      $6,271      $5,616
Interest, discount and service charges                                         1,333       1,260       1,273
Insurance premiums                                                             1,233       1,137       1,094
Investment income (including net realized investment gains)                      439         410         365
------------------------------------------------------------------------------------------------------------
  Total revenues                                                               9,683       9,078       8,348
------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                                                  5,514       5,210       4,560
Selling and administrative                                                     1,489       1,438       1,402
Interest                                                                         665         668         743
Provision for losses on collection of finance receivables, less recoveries       162         153         160
Insurance benefits and increase in policy liabilities                            992         850         824
Amortization of insurance policy acquisition costs                               107         143         132
------------------------------------------------------------------------------------------------------------
  Total costs and expenses                                                     8,929       8,462       7,821
------------------------------------------------------------------------------------------------------------
Income before income taxes                                                       754         616         527
Income taxes                                                                    (308)       (234)       (203)
Elimination of minority interest in net income of Paul Revere                    (13)         (3)          -
------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles              433         379         324
Cumulative effect of changes in accounting principles, net of income taxes         -           -        (679)<F*>
------------------------------------------------------------------------------------------------------------
Net income (loss)                                                             $  433      $  379      $ (355)
============================================================================================================
Income (loss) per common share:
Income before cumulative effect of changes in accounting principles           $ 4.80      $ 4.21      $ 3.66
Cumulative effect of changes in accounting principles                              -           -       (7.67)<F*>
------------------------------------------------------------------------------------------------------------
Net income (loss)                                                             $ 4.80      $ 4.21      $(4.01)
============================================================================================================

<F*>These one-time charges relate to changes in accounting for retiree benefits other than pensions and income taxes, implemented as of the beginning of 1992.

    See summary of significant accounting policies and notes to consolidated financial statements.


34  T E X T R O N

-------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET
                                                                                    December 31,  January 1,
(Dollars in millions)                                                                       1994        1994
------------------------------------------------------------------------------------------------------------
Assets
Cash                                                                                     $    49     $    26
Investments                                                                                5,294       4,764
Receivables - net:
  Finance                                                                                  8,583       7,562
  Commercial and U.S. Government                                                             702         678
------------------------------------------------------------------------------------------------------------
                                                                                           9,285       8,240
Inventories                                                                                1,211       1,488
Property, plant and equipment, less accumulated depreciation of $1,450 and $1,528          1,253       1,269
Insurance policy acquisition costs                                                           911         784
Goodwill, less accumulated amortization of $381 and $343                                   1,512       1,437
Other assets (including net prepaid income taxes)                                          1,410       1,650
------------------------------------------------------------------------------------------------------------
  Total assets                                                                           $20,925     $19,658
============================================================================================================
Liabilities and shareholders' equity
Liabilities
Accounts payable                                                                         $   619     $   614
Accrued postretirement benefits other than pensions                                          951       1,033
Other accrued liabilities (including income taxes)                                         2,424       2,268
Insurance reserves and claims                                                              4,685       4,091
Debt:
  Textron Parent Company Borrowing Group                                                   1,582       2,025
  Finance and insurance subsidiaries                                                       7,782       6,847
------------------------------------------------------------------------------------------------------------
                                                                                           9,364       8,872
------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                       18,043      16,878
============================================================================================================
Shareholders' equity
Capital stock:
  Preferred stock (15,000,000 shares authorized):
    $2.08 Cumulative Convertible Preferred Stock, Series A
      (liquidation value - $18.3)                                                              9           9
    $1.40 Convertible Preferred Dividend Stock, Series B
      (preferred only as to dividends)                                                         7           7
  Common stock, 12.5 cents par value (250,000,000 shares authorized;
    92,284,000 and 91,859,000 shares issued)                                                  12          12
Capital surplus                                                                              702         687
Retained earnings                                                                          2,518       2,209
Other                                                                                       (108)        (52)
------------------------------------------------------------------------------------------------------------
                                                                                           3,140       2,872
  Less cost of treasury shares                                                               258          92
------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                               2,882       2,780
------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                                             $20,925     $19,658
============================================================================================================
See summary of significant accounting policies and notes to consolidated financial statements.

                                                             T E X T R O N  35

-------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS

For each of the three years in the period ended December 31, 1994
(In millions)                                                                               1994        1993        1992
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                                                        $   433     $   379     $  (355)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Cumulative effect of changes in accounting principles                                      -           -         679
    Depreciation and amortization                                                            398         424         397
    Provision for losses on receivables                                                      200         195         196
    Increase in insurance policy liabilities                                                 417         342         309
    Deferred income taxes                                                                     92          28          37
    Changes in assets and liabilities excluding those related to acquisitions and divestitures of businesses:
        Increase in commercial and U.S. Government receivables                              (163)        (27)         (2)
        Decrease in inventories                                                               64         176          55
        Additions to insurance policy acquisition costs                                     (232)       (235)       (205)
        Increase in other assets                                                             (58)        (80)        (22)
        Increase (decrease) in accounts payable                                               34         108         (50)
        Increase (decrease) in accrued liabilities                                            92         (11)         20
    Other - net                                                                              (14)          1         (17)
------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                            1,263       1,300       1,042
------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Purchases of:
  Securities to be available for sale                                                     (1,066)       (220)          -
  Securities to be held to maturity                                                         (849)     (1,497)     (1,846)
  Other investments                                                                          (39)        (27)        (17)
Proceeds from disposition of securities:
  Sales of:
    Securities available for sale                                                            758         205           -
    Securities held to maturity                                                               10         173         737
  Maturities and calls                                                                       545         768         743
Proceeds from disposition of other investments                                                61          42          27
Finance receivables:
  Originated or purchased                                                                 (6,020)     (5,011)     (4,853)
  Repaid or sold                                                                           4,803       4,253       4,212
Cash used in acquisitions of businesses                                                       (9)       (139)       (905)
Net proceeds from sales of businesses and minority interest in subsidiary                    492         175           -
Capital expenditures                                                                        (302)       (252)       (217)
Other investing activities - net                                                               2          27         (15)
------------------------------------------------------------------------------------------------------------------------
      Net cash used by investing activities                                               (1,614)     (1,503)     (2,134)
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Increase (decrease) in short-term debt                                                       449         485         (50)
Proceeds from issuance of long-term debt                                                   2,099       1,669       2,913
Principal payments on long-term debt                                                      (2,072)     (1,954)     (1,780)
Interest-sensitive insurance products:
  Receipts                                                                                   295         193         142
  Return of account balances                                                                (126)       (105)        (88)
Proceeds from exercise of stock options                                                       12          19          34
Purchases of Textron common stock                                                           (166)          -           -
Dividends paid                                                                              (124)       (110)        (98)
------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                              367         197       1,073
Effect of foreign exchange rate changes on cash                                                7           1           -
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                               23          (5)        (19)
Cash at beginning of year                                                                     26          31          50
------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                      $    49     $    26      $   31
========================================================================================================================
See summary of significant accounting policies and notes to consolidated financial statements.

36  T E X T R O N

-------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                           Shares outstanding<F*>                     Dollars
                                                             (In thousands)                        (In millions)
For each of the three years in the                      ----------------------------        ----------------------------
period ended December 31, 1994                          1994        1993        1992        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------
$2.08 Preferred stock
Beginning balance                                        321         377         421      $    9      $   11      $   12
Conversion to common stock                               (24)        (56)        (44)          -          (2)         (1)
------------------------------------------------------------------------------------------------------------------------
Ending balance                                           297         321         377      $    9      $    9      $   11
========================================================================================================================
$1.40 Preferred stock
Beginning balance                                        138         153         163      $    7      $    8      $    8
Conversion to common stock                               (12)        (15)        (10)          -          (1)          -
------------------------------------------------------------------------------------------------------------------------
Ending balance                                           126         138         153      $    7      $    7      $    8
========================================================================================================================
Common stock
Beginning balance                                     88,413      87,563      86,088      $   12      $   11      $   11
Purchases                                             (3,346)          -           -           -           -           -
Conversion of preferred stock to
  common stock                                            75         151         114           -           1           -
Exercise of stock options                                349         695       1,334           -           -           -
Issuance of common stock                                   6           4          27           -           -           -
------------------------------------------------------------------------------------------------------------------------
Ending balance                                        85,497      88,413      87,563      $   12      $   12      $   11
========================================================================================================================
Capital surplus
Beginning balance                                                                         $  687      $  661      $  647
Conversion of preferred stock to common stock                                                  1           1           1
Exercise of stock options                                                                     14          25          13
------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                            $  702      $  687      $  661
========================================================================================================================
Retained earnings
Beginning balance                                                                         $2,209      $1,940      $2,393
Net income (loss)                                                                            433         379        (355)
Dividends declared:
  Preferred stock                                                                             (1)         (1)         (1)
  Common stock (per share: $1.40 in 1994; $1.24 in 1993 and $1.12 in 1992)                  (123)       (109)        (97)
------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                            $2,518      $2,209      $1,940
========================================================================================================================
Treasury stock
Beginning balance                                                                         $   92      $   91      $  119
Exercise of stock options                                                                      -           1         (27)
Purchases of common stock                                                                    166           -           -
Issuance of common stock                                                                       -           -          (1)
------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                            $  258      $   92      $   91
========================================================================================================================
Other
Beginning balance                                                                         $  (52)     $  (52)     $  (24)
Currency translation adjustment                                                                1         (23)        (49)
Securities valuation adjustment                                                              (71)         11           5
Pension liability adjustment                                                                   -          (3)          1
Shares allocated to ESOP participants                                                         14          15          15
------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                            $ (108)     $  (52)     $  (52)
========================================================================================================================

<F*>Shares issued at the end of 1994, 1993, 1992 and 1991 were as follows (in thousands): $2.08 Preferred - 366; 390; 446 and 490 shares, respectively; $1.40 Preferred - 613; 625; 640 and 650 shares, respectively; Common - 92,284; 91,859;
    91,007 and 90,767 shares, respectively.

    See summary of significant accounting policies and notes to consolidated financial statements.

                                                             T E X T R O N  37

-------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Textron Inc. and all of its majority- and wholly-owned subsidiaries. All significant intercompany transactions are eliminated.
    Textron consists of two borrowing groups - the Textron Parent Company Borrowing Group (comprised of all entities of Textron other than its finance and insurance subsidiaries) and Textron's finance and insurance subsidiaries. To enhance the reader's understanding of Textron's operations, Textron has presented in Note 18 separate financial information for each of its two borrowing groups.

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

DEFERRED POLICY ACQUISITION COSTS
Costs which vary with and are related primarily to, the production of new business, have been deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions, selling, selection and policy issue expenses. For disability insurance, traditional life insurance and casualty insurance products, these costs are amortized in proportion to premiums over the estimated lives of the policies. Anticipated investment income is considered in determining if a premium deficiency relating to short-term contracts exists. For investment and interest-sensitive life products, these costs are amortized in proportion to estimated gross profits from interest, mortality and other margins under the contracts.


38  T E X T R O N

-------------------------------------------------------------------------------

INSURANCE RESERVES AND CLAIMS
Reserves for future policy benefits and unpaid claims and claim expenses include policy reserves, claim reserves and claim liabilities established for Textron's individual disability, group and individual life insurance products.
    Policy reserves represent the portion of premiums received, accumulated with interest, to provide for future claims. Policy reserves for individual disability insurance and traditional life insurance products are based on Textron's withdrawal, morbidity and mortality experience. Policy reserves for interest-sensitive life insurance products represent the accumulated policy account value.
    Claim reserves are established for future payments not yet due on claims already incurred, primarily relating to individual disability insurance and group long-term disability insurance products. These reserves are established based on past experience and are periodically reviewed and updated. Any resulting adjustments are reflected in current operations. Claim liabilities represent policy benefits currently due but unpaid at year end.
    Other policyholder funds represent amounts accumulated under deferred contracts to provide annuities in the future.

INVESTMENTS
Prior to 1994, investments in marketable equity securities were carried at market value. Investments in most debt securities and all mortgage loans were carried at amortized cost (less adjustments for other than temporary declines in value). A portion of Textron's debt security portfolio was considered available for sale and carried at the lower of aggregate amortized cost or market.
    Effective at the beginning of 1994, Textron adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). Securities carried at amortized cost and classified in Textron's held to maturity category are those which Textron has both the ability and positive intent to hold to maturity. Securities classified in the available for sale category are carried at estimated fair value and consist of those securities which Textron intends to hold for an indefinite period of time but not necessarily to maturity. Unrealized gains and losses related to securities available for sale, net of applicable income taxes, are reported as a separate component of shareholders' equity. To comply with FAS 115, Textron transferred certain debt securities from the held to maturity category to the available for sale category of its investment portfolio. In accordance with FAS 115, prior years' financial statements have not been restated to reflect this change in accounting principle. The adoption of FAS 115 had no effect on Textron's net income or its cash flows.
    Net realized gains or losses resulting from sales or calls of investments and losses resulting from declines in fair values of investments that are other than temporary declines are included in revenues. The cost of securities sold is determined primarily on the specific identification method.

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

                                                             T E X T R O N  39

-------------------------------------------------------------------------------

INCOME PER COMMON SHARE
Income per common share is based on average common shares outstanding during each year assuming full conversion of outstanding preferred stock and exercise of stock options. Such average shares were 90,119,000 in 1994; 90,052,000 in 1993 and 88,580,000 in 1992.

TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN
EXCHANGE TRANSACTIONS
Adjustments resulting from the translation of the financial statements of most of Textron's foreign operations are excluded from the determination of its income and accumulated in a separate component of shareholders' equity until the entity is sold or substantially liquidated.
    Foreign exchange gains and losses included in income (which relate principally to transactions denominated in foreign currencies) in 1994, 1993 and 1992 were not material.

RESEARCH AND DEVELOPMENT
Company funded research and development expenditures are charged to expense as incurred. See Note 11 for further information about research and development.

INTEREST RATE EXCHANGE AGREEMENTS
As part of managing its interest rate exposure on its variable interest rate borrowings, Textron is a party to various interest rate exchange agreements. While Textron is exposed to credit loss for the periodic settlement of amounts due under such agreements in the event of nonperformance by the counterparties, Textron does not anticipate nonperformance by any of those parties. The risk of loss in the event of nonperformance by the counterparties was insignificant at the end of 1994.
    Interest differentials to be paid or received are accrued and recognized in interest expense over the lives of the agreements.

INCOME TAXES
Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are expected to be realized or settled. See Note 14 for further information about income taxes.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair values presented in Note 15 are estimates of the fair values of the financial instruments at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts Textron could realize or settle currently. Textron does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

ENVIRONMENTAL REMEDIATION
Environmental liabilities are recorded based on the most probable cost if known or on the estimated minimum cost, determined on a site by site basis. Textron's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds or significant claims against other third parties. See Note 16 for further information about environmental matters.


40  T E X T R O N

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 ACQUISITIONS AND DISPOSITIONS
ACQUISITIONS
In May 1993, Textron acquired the plastics operations of the Acustar division of Chrysler Corporation. In February 1992, Textron acquired the outstanding common stock of The Cessna Aircraft Company (Cessna) and substantially all of the assets of USA Financial Services, Inc.

In conjunction with these acquisitions, Textron assumed liabilities as follows:

(In millions)                               1993        1992
------------------------------------------------------------
Fair value of assets acquired               $197      $1,964
Cash paid                                    139         893
------------------------------------------------------------
  Fair value of liabilities assumed         $ 58      $1,071
============================================================

    In early 1989, Textron acquired Avdel plc, a fastening systems manufacturing business based in England. Due to a challenge of the acquisition under the antitrust laws by the U.S. Federal Trade
Commission (FTC) in February 1989, Textron did not acquire control of Avdel until May 1994 after complying with a settlement reached with the FTC. Avdel's results of operations are included in Textron's financial statements beginning in the second quarter of 1994.
    In January 1995, Avco Financial Services (AFS) acquired the stock of HFC of Australia Ltd. and its Australian subsidiaries (HFCA), subsidiaries of Household International, Inc. This acquisition added approximately
$436 million of finance receivables to AFS' portfolio.

DISPOSITIONS
On August 29, 1994, Textron sold its Homelite division and on October 28, 1994, it sold its Lycoming Turbine Engine division for cash plus the assumption of certain liabilities. Cash proceeds from these sales aggregated $495 million. The aftertax effect on net income of the sales of these divisions (which was due to the nontax deductibility of goodwill) was immaterial.

-------------------------------------------------------------------------------
2 INVESTMENTS

                                                                                    December 31,  January 1,
(In millions)                                                                               1994        1994
------------------------------------------------------------------------------------------------------------
Debt securities to be held to maturity, at amortized cost (estimated fair value:
  $2,294 and $4,014)                                                                      $2,470      $3,779
Debt securities available for sale at estimated fair value in 1994 (cost: $2,556);
  at the lower of aggregate amortized cost or market in 1993
  (estimated fair value: $611)                                                             2,437         574
------------------------------------------------------------------------------------------------------------
                                                                                           4,907       4,353
Marketable equity securities, at market (cost: $54 and $40)                                   74          74
First mortgages on real estate, at cost (estimated fair value: $197 and $199)                191         179
Insurance policy loans and other investments, at cost (estimated fair value:
  $129 and $164)                                                                             122         158
------------------------------------------------------------------------------------------------------------
                                                                                          $5,294      $4,764
============================================================================================================

                                                             T E X T R O N  41

-------------------------------------------------------------------------------

The amortized cost and estimated fair value of debt securities and marketable equity securities at the end of 1994 and of debt securities at the end of 1993 were as follows:

                                                                                           December 31, 1994
------------------------------------------------------------------------------------------------------------
                                                                               Gross       Gross
                                                               Amortized  unrealized  unrealized   Estimated
(In millions)                                                       cost       gains      losses  fair value
------------------------------------------------------------------------------------------------------------
Obligations of U.S., foreign and other governments
  and government agencies                                         $  347      $    2      $   16      $  333
Public utility securities                                            501           1          39         463
Corporate securities                                               1,622          15         139       1,498
------------------------------------------------------------------------------------------------------------
  Debt securities to be held to maturity                           2,470          18         194       2,294
------------------------------------------------------------------------------------------------------------
Obligations of U.S., foreign and other governments
  and government agencies                                            420           5          12         413
Public utility securities                                            271           2          20         253
Corporate securities                                               1,055          16          62       1,009
Mortgage-backed securities<F*>                                       810           9          57         762
Marketable equity securities                                          54          22           2          74
------------------------------------------------------------------------------------------------------------
  Debt and marketable equity securities available
    for sale                                                       2,610          54         153       2,511
------------------------------------------------------------------------------------------------------------
                                                                  $5,080      $   72      $  347      $4,805
============================================================================================================

<F*>A substantial portion of these securities is guaranteed by the U.S. Government or U.S. Government agencies.


                                                                                             January 1, 1994
------------------------------------------------------------------------------------------------------------
                                                                               Gross       Gross
                                                               Amortized  unrealized  unrealized   Estimated
(In millions)                                                       cost       gains      losses  fair value
------------------------------------------------------------------------------------------------------------
Obligations of U.S., foreign and other governments
  and government agencies                                         $  423      $   42      $    -      $  465
Public utility securities                                            744          52           1         795
Corporate securities                                               1,738         102          12       1,828
Mortgage-backed securities<F*>                                       874          54           2         926
------------------------------------------------------------------------------------------------------------
  Debt securities to be held to maturity                           3,779         250          15       4,014
------------------------------------------------------------------------------------------------------------
  Debt securities available for sale (principally
    corporate and mortgage-backed securities)                        574          39           2         611
------------------------------------------------------------------------------------------------------------
                                                                  $4,353      $  289      $   17      $4,625
============================================================================================================

<F*>A substantial portion of these securities is guaranteed by the U.S. Government or U.S. Government agencies.


42  T E X T R O N

-------------------------------------------------------------------------------

    The amortized cost and estimated fair value of debt securities at the end of 1994 by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Debt securities to be held to maturity:

                                       Amortized   Estimated
(In millions)                               cost  fair value
------------------------------------------------------------
Due in 1995                               $   11      $   11
Due 1996 to 1999                             154         151
Due 2000 to 2004                             662         617
Due after 2004                             1,643       1,515
------------------------------------------------------------
                                          $2,470      $2,294
============================================================

Debt securities available for sale:

                                       Amortized   Estimated
(In millions)                               cost  fair value
------------------------------------------------------------
Due in 1995                               $  150      $  150
Due 1996 to 1999                             339         334
Due 2000 to 2004                             514         491
Due after 2004                               743         700
------------------------------------------------------------
                                           1,746       1,675
------------------------------------------------------------
Mortgage-backed securities                   810         762
------------------------------------------------------------
                                          $2,556      $2,437
============================================================

    In 1994, gross realized gains and losses from sales of securities classified as available for sale were $32 million and $4 million, respectively. Also in 1994, an investment in the held to maturity category with an amortized cost of $10 million was sold due to significant deterioration in the issuer's creditworthiness. Gross gains and losses realized on sales of debt securities (excluding commercial paper) were $14 million and $3 million, respectively, in 1993 and $33 million and $21 million, respectively, in 1992. Net realized gains resulting from sales of marketable equity securities were $9 million in 1993.

-------------------------------------------------------------------------------
3 FINANCE RECEIVABLES

Contractual maturities of finance receivables outstanding at the end of 1994 and total finance receivables outstanding at that date and at the end of 1993 were as follows:

                                                                                         Finance receivables
                                              Contractual maturities           Less          outstanding
                                          ------------------------------     finance     -------------------
(In millions)                               1995        1996  After 1996     charges        1994        1993
------------------------------------------------------------------------------------------------------------
Consumer:
Consumer loans                            $1,577      $1,143      $1,154      $1,152      $2,722      $2,390
Real estate loans                            592         526       3,815       2,518       2,415       2,261
Retail installment contracts                 784         458         412         547       1,107         742
Other                                         46          35          33          22          92          77
------------------------------------------------------------------------------------------------------------
                                           2,999       2,162       5,414       4,239       6,336       5,470
------------------------------------------------------------------------------------------------------------
Commercial:
Installment contracts                        328         237         535         123         977         807
Real estate loans                             81          60         304           5         440         514
Finance leases                               144         138         377         136         523         470
Leveraged leases                               9           9         630         327         321         295
Floorplan and other receivables              358          54          86          11         487         463
------------------------------------------------------------------------------------------------------------
                                             920         498       1,932         602       2,748       2,549
------------------------------------------------------------------------------------------------------------
                                          $3,919      $2,660      $7,346      $4,841       9,084       8,019
------------------------------------------==========================================------------------------
Less allowance for credit losses                                                             250         225
Less finance-related insurance
  reserves and claims                                                                        251         232
------------------------------------------------------------------------------------------------------------
                                                                                          $8,583      $7,562
============================================================================================================

                                                             T E X T R O N  43

-------------------------------------------------------------------------------

    The maximum term over which consumer loans and retail installment contracts are written is ten years, but approximately 90% of these loans are written with terms of four years or less. Consumer real estate loans are written with a maximum term of 15 years. Consumer loans are unsecured or secured by personal property and are in relatively small amounts. Retail installment contracts are secured by personal property. Consumer real estate loans are secured by real property and are limited to a maximum of 85% of the property's appraised market value at the date of the loans.
    Commercial installment contracts have initial terms generally ranging from one to 12 years. Commercial real estate loans have initial terms generally ranging from three to five years. Finance leases have initial terms generally up to 12 years. Leveraged leases have initial terms up to approximately 30 years. Finance leases and commercial installment contracts are secured by the financed equipment and, in some instances, by the personal guarantee of the principals or recourse arrangements with the originating vendor. Commercial real estate loans are secured by real property and are generally limited to a maximum of 80% of the property's appraised market value at the date of the loans. Leveraged leases are secured by the ownership of the leased asset.
    Accounts are often repaid or refinanced prior to contractual maturity. Accordingly, the foregoing tabulation should not be regarded as a forecast of future cash collections. In 1994 and 1993, cash collections of receivables (excluding finance charges) were $4.7 billion and $4.2 billion, respectively. The ratio of cash collections to average net receivables was approximately 58% and 57%, respectively. Nonearning finance receivables were $182 million at the end of 1994.

4 LONG-TERM CONTRACT AND PROGRAM RECEIVABLES
Long-term contract and program receivables at December 31, 1994 and January 1, 1994 aggregated $153 million and $251 million, respectively, including $69 million and $114 million, respectively, of unbilled costs and accrued profits on long-term contracts for which the contractual criteria for billing had not yet been met. An estimated $53 million and $65 million, respectively, of the unbilled amounts are not expected to be collected within one year. There are no significant amounts included in receivables which represent balances billed but unpaid under contractual retainage provisions or significant long-term contract receivables subject to uncertainty as to collection.


5 INVENTORIES

                        December 31,  January 1,
(In millions)                   1994        1994
------------------------------------------------
Finished goods                $  288      $  395
Work in process                  948       1,120
Raw materials                    212         241
------------------------------------------------
                               1,448       1,756
Less progress and
  advance payments               237         268
------------------------------------------------
                              $1,211      $1,488
================================================

Inventories aggregating $664 million at December 31, 1994 and $734 million at January 1, 1994 were valued by the last-in, first-out (LIFO) method. (Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $144 million and $148 million higher at those respective dates.) The remaining inventories, other than those related to certain long-term contracts and programs, are valued generally by the first-in, first-out method.
    Inventories related to long-term contracts and programs, net of progress and advance payments, were $451 million at December 31, 1994 and $553 million at January 1, 1994. Such inventories include unamortized tooling, deferred learning costs and costs related to unnegotiated, customer-directed changes of approximately $193 million at December 31, 1994 and $235 million at January 1, 1994. Textron expects to recover all such amounts over the related contracts and programs. As to government contracts, inventory costs also generally include general and administrative expenses ($30 million at December 31, 1994; $40 million at January 1, 1994).

6 PROPERTY, PLANT AND EQUIPMENT

                        December 31,  January 1,
(In millions)                   1994        1994
------------------------------------------------
At cost:
Land and buildings            $  704      $  728
Machinery and
  equipment                    1,999       2,069
------------------------------------------------
                               2,703       2,797
Less accumulated
  depreciation                 1,450       1,528
------------------------------------------------
                              $1,253      $1,269
================================================

Depreciation of property, plant and equipment was $212 million in 1994, $206 million in 1993 and $199 million in 1992, including depreciation using accelerated methods of $40 million, $48 million and $50 million, respectively.

44  T E X T R O N

-------------------------------------------------------------------------------

7 INSURANCE RESERVES AND CLAIMS

                        December 31,  January 1,
(In millions)                   1994        1994
------------------------------------------------
Paul Revere:
  Future policy benefits      $1,193      $1,090
  Unpaid claims and
    claim expenses             1,576       1,358
  Other policyholder
    funds                      1,714       1,462
Other                            202         181
------------------------------------------------
                              $4,685      $4,091
================================================

The laws of many states in which Textron's insurance subsidiaries are admitted to do business require as a condition of admission that all insurance companies so admitted collectively guarantee to their policyholders the solvency of other insurance companies admitted in the particular state. Textron's insurance subsidiaries have not been required to date to make any significant payments pursuant to such guarantees. While the amount of any assessments which may be made in the future cannot be predicted, Textron does not believe any such assessments would be material to its net income or financial condition.

-------------------------------------------------------------------------------
8 DEBT AND CREDIT FACILITIES
The Textron Parent Company Borrowing Group (comprised of all entities of Textron other than its finance and insurance subsidiaries) and Textron's finance and insurance subsidiaries are independent borrowers, and, accordingly, their debt is supported by their own respective assets and cash flows.

    At the end of 1994 and 1993, debt consisted of the following:

                                                                        December 31,  January 1,
(In millions)                                                                   1994        1994
------------------------------------------------------------------------------------------------
Textron Parent Company Borrowing Group:
Senior:
Borrowings under or supported by long-term credit facilities<F*>              $  432      $  638
8.75% - 9.25%; due 2016 to 2022                                                  241         279
Medium-term notes; due 1995 to 2011 (average rate - 8.8%)                        357         430
Variable rate notes due 1995 to 2000 (average rate - 4.9%)                       365         390
Other notes (average rate - 5.5%)                                                158         178
------------------------------------------------------------------------------------------------
    Total senior                                                               1,553       1,915
------------------------------------------------------------------------------------------------
Subordinated - 8.86% - 8.97%; due 1998 to 1999                                    29         110
------------------------------------------------------------------------------------------------
    Total Textron Parent Company Borrowing Group                               1,582       2,025
------------------------------------------------------------------------------------------------
Finance and insurance subsidiaries:
Senior:
Borrowings under or supported by credit facilities<F**>                        3,392       2,860
4.33% - 5.99%; due 1995 to 2000                                                1,322       1,544
6.10% - 7.84%; due 1995 to 2001                                                1,509         689
8.20% - 9.70%; due 1995 to 2000                                                  710         758
10% - 11.85%; due 1995 to 1998                                                   199         299
12.31% - 12.85%; due 1995                                                         68         112
Variable rate notes due 1995 to 1997 (average rate - 6.6%)                       543         534
------------------------------------------------------------------------------------------------
    Total senior                                                               7,743       6,796
------------------------------------------------------------------------------------------------
Senior subordinated - 9.55% - 11.56%; due 1995 to 1998                            39          51
------------------------------------------------------------------------------------------------
    Total finance and insurance subsidiaries                                   7,782       6,847
------------------------------------------------------------------------------------------------
    Total debt                                                                $9,364      $8,872
================================================================================================

 <F*>The weighted average interest rates on these borrowings, before consideration of the effect of interest rate exchange agreements, at the end of 1994, 1993 and 1992 were 6.2%, 3.6% and
     3.9%, respectively. The weighted average interest rates on these borrowings, before consideration of the effect of interest rate exchange agreements, for the years 1994, 1993 and 1992 were 4.4%, 3.4% and 4.1%, respectively.

<F**>The weighted average interest rates on these borrowings, before consideration of the effect of interest rate exchange agreements, at the end of 1994, 1993 and 1992 were 6.1%, 3.7% and
     4.5%, respectively. The weighted average interest rates on these borrowings, before consideration of the effect of interest rate exchange agreements, for the years 1994, 1993 and 1992 were 4.7%, 3.7% and 4.4%, respectively.

                                                             T E X T R O N  45

-------------------------------------------------------------------------------


    Required payments and sinking fund requirements during the next five years on debt outstanding at December 31, 1994 (excluding amounts that might become payable under credit facilities and revolving credit agreements) are as follows:

(In millions)                                           1995        1996        1997        1998        1999
------------------------------------------------------------------------------------------------------------
Textron Parent Company Borrowing Group                $  159      $  184      $  164      $   15      $   47
Finance and insurance subsidiaries                     1,068         687       1,080         460         657
-----------------------------------------------------------------------------------------------------------
                                                      $1,227      $  871      $1,244      $  475      $  704
============================================================================================================


Cash payments for interest were as follows:

(In millions)                                                                   1994        1993        1992
------------------------------------------------------------------------------------------------------------
Textron Parent Company Borrowing Group                                        $  177      $  205      $  216
Finance and insurance subsidiaries                                               454         440         477
------------------------------------------------------------------------------------------------------------
                                                                              $  631      $  645      $  693
============================================================================================================

    The Textron Parent Company Borrowing Group maintains credit facilities with various banks for borrowing funds on both a short- and a long-term basis.
    Textron has credit agreements with 37 banks aggregating $1.5 billion, of which $1.25 billion is available on a fully revolving basis until October 29, 1997, with the remainder available on a fully revolving basis until October 29, 1995. Textron pays fees in support of those facilities. The credit agreements contain provisions requiring Textron to maintain a minimum level of shareholders' equity and a minimum interest coverage ratio. The portion of the credit facilities not used or reserved as support for commercial paper or bank borrowings at December 31, 1994 was $1.1 billion.
    Textron's finance subsidiaries -- AFS and Textron Financial Corporation
(TFC) -- have lines of credit with various banks aggregating $3.6 billion at December 31, 1994. The subsidiaries' lines of credit not used or reserved as support for commercial paper or bank borrowings at December
31, 1994 were $60 million. AFS and TFC generally pay fees in support of these lines.
    The amount of the net assets of Textron's finance and insurance subsidiaries available for cash dividends and other payments to the Textron Parent Company Borrowing Group is restricted by the terms of lending agreements and insurance statutory requirements. As of December
31, 1994, approximately $245 million of their net assets of $2.2 billion was available to be transferred to the Textron Parent Company Borrowing Group pursuant to these restrictions. AFS' and TFC's loan agreements also contain various restrictive provisions regarding additional debt, the creation of liens or guarantees and the making of investments.

    Under interest rate exchange agreements, Textron and its finance subsidiaries make periodic fixed payments in exchange for periodic variable payments. Textron and its finance subsidiaries have entered into such agreements to mitigate their exposure to increases in interest rates on a portion of their variable rate debt. During 1994, the finance subsidiaries had $514 million of interest rate exchange agreements go into effect. The agreements in effect at the end of 1994 and 1993, which had weighted average original terms of 8.3 years and 7.9 years for the Textron Parent Company Borrowing Group and 3.5 years and 4.4 years for the finance subsidiaries,

46  T E X T R O N

-------------------------------------------------------------------------------

respectively, had the effect of fixing the rate of interest on variable interest rate borrowings as follows:

                                                                      December 31, 1994           January 1, 1994
-----------------------------------------------------------------------------------------------------------------
Interest rate exchange agreements                                              Weighted                  Weighted
                                                                Notional        average    Notional       average
(Dollars in millions)                                             amount  interest rate      amount interest rate
-----------------------------------------------------------------------------------------------------------------
Textron Parent Company Borrowing Group
  (expire through 2004)<F*>                                       $  571           8.79%     $  621          9.05%
Finance subsidiaries (expire through 2000)<F**>                      824           8.12%        447          9.46%
-----------------------------------------------------------------------------------------------------------------
                                                                  $1,395           8.40%     $1,068          9.22%
 ================================================================================================================

 <F*>The Textron Parent Company Borrowing Group's interest rate exchange agreements in effect at the end of 1994 expire as follows: $165 million (8.46%) in 1996, $100 million (9.08%) in 1997 and $306 million (8.86%)
     after 1999.

<F**>The finance subsidiaries' interest rate exchange agreements in effect at the end of 1994 expire as follows:
     $238 million (8.4%) in 1995, $177 million (8.8%) in 1996, $146 million (8.4%) in 1997, $121 million (8.5%)
     in 1998, $127 million (6.0%) in 1999 and $15 million (6.7%) thereafter.

    In addition, the finance subsidiaries entered into interest rate exchange agreements that had the effect of exchanging the indices used to determine interest expense under certain variable rate borrowings for the purpose of better matching the rate of interest incurred on its financing with the rate of interest earned on certain of their variable rate finance receivables. At the end of 1994, $205 million of such agreements were in effect. The agreements expire in 1998.

9 SHAREHOLDERS' EQUITY
PREFERRED STOCK
Each share of $2.08 Preferred Stock ($23.63 approximate stated value) is convertible into 2.2 shares of common stock and is redeemable by Textron at $50 per share. In the event of involuntary liquidation, preferred shareholders would be entitled to $50 per share and accrued dividends.
In the event of voluntary liquidation, shareholders would be entitled to $50 per share.
    Each share of $1.40 Preferred Dividend Stock ($11.82 approximate stated value) is convertible into 1.8 shares of common stock and is redeemable by Textron at $45 per share. In the event of liquidation, holders of each share of such stock would be entitled to receive accrued dividends and thereafter share ratably on a converted basis with holders of common stock, subject to the prior rights of the $2.08 Preferred Stock.

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

STOCK OPTIONS AND PERFORMANCE AWARDS
In April 1994, Textron's shareholders approved the adoption of the 1994 Long-Term Incentive Plan which authorizes the granting of awards to key employees in the following forms: (a) performance share units and (b) options to purchase Textron common stock.
    Performance share unit awards entitle recipients to payments in cash upon the attainment of performance targets established at the time such awards are granted. Amounts paid under performance share unit awards are based on the degree of attainment of the performance targets and the price of Textron's common stock at the end of the measurement period.
    The Plan provides for both incentive stock options and non-qualified stock options exercisable at a purchase price per share not less than the fair market value of Textron common stock at the date of grant and in the case of incentive stock options within ten years. The total number of shares of common stock for which options may be granted under the Plan is 5,000,000.

                                                             T E X T R O N  47

-------------------------------------------------------------------------------

OPTION ACTIVITY

Stock option transactions in 1994, 1993 and 1992 are summarized as follows:

                                                                                1994        1993        1992
------------------------------------------------------------------------------------------------------------
Shares under option at beginning of year (at average prices of
  $42.02 in 1994; $34.07 in 1993 and $28.12 in 1992)                       3,997,494   3,457,447   3,672,547
Options granted (at average prices of $49.40 in 1994; $55.83
  in 1993 and $41.89 in 1992)                                              1,123,600   1,275,500   1,225,400
Options exercised (at average prices of $33.40 in 1994; $28.25
  in 1993 and $25.29 in 1992)                                               (349,343)   (701,305) (1,348,356)
Options canceled (at average prices of $49.22 in 1994; $35.45
  in 1993 and $29.56 in 1992)                                                (75,551)    (34,148)    (92,144)
------------------------------------------------------------------------------------------------------------
Shares under option at end of year (at average prices of $44.31
  in 1994; $42.02 in 1993 and $34.07 in 1992)                              4,696,200   3,997,494   3,457,447
============================================================================================================
Shares exercisable at end of year (at average prices of $39.98 in
  1994; $33.74 in 1993 and $27.97 in 1992)                                 2,957,074   2,119,377   1,778,078
============================================================================================================

RESERVED SHARES

Shares of common stock reserved at December 31, 1994 for the subsequent conversion of preferred stock and the exercise of stock options were as follows:

$2.08 Cumulative Convertible
  Preferred Stock, Series A<F*>            804,179
$1.40 Convertible Preferred
  Dividend Stock, Series B<F*>           1,102,714
Options granted to employees             4,696,200
--------------------------------------------------
                                         6,603,093
==================================================

<F*>Includes shares issuable upon conversion of
    shares of preferred stock held as treasury shares.

10 LEASES
Rental expense was approximately $124 million, $128 million and $123 million in 1994, 1993 and 1992, respectively. Future minimum rental commitments for all noncancellable operating leases in effect at December 31, 1994 approximated $80 million for 1995, $59 million for 1996, $42 million for 1997, $29 million for 1998, $22 million for 1999 and $138 million thereafter.

11 RESEARCH AND DEVELOPMENT
Textron performs research and development under both company initiated programs and contracts with others, primarily the U.S. Government. Company initiated programs include research and development for commercial products and independent research and development related to government products and services. A significant portion of the cost incurred for independent research and development is recoverable from the U.S. Government through overhead cost allowances.
    Company funded research and development, as indicated below, includes amounts charged to income with respect to (a) company initiated programs and (b) the cost sharing portions of, and any losses incurred on, customer initiated programs.

(In millions)                   1994        1993        1992
------------------------------------------------------------
Company funded                  $187        $195        $172
Customer funded                  424         319         258
------------------------------------------------------------
  Total research and
    development                 $611        $514        $430
============================================================

12 PENSION BENEFITS
Textron and certain of its subsidiaries have a number of defined benefit pension plans covering substantially all of their employees. Benefits under salaried plans are based on salary and years of service, while benefits under hourly plans generally are based on negotiated amounts and years of service. Textron's funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of corporate and government bonds and common stocks.

    Pension cost in 1994, 1993 and 1992 included the following components:

(In millions)                     1994        1993        1992
--------------------------------------------------------------
Service cost -
  benefits earned
  during the year                $  72       $  67       $  67
Interest cost on projected
  benefit obligation               205         188         184
Actual return on
  plan assets                      (25)       (370)       (282)
Amortization of
  unrecognized transition
  net asset                        (16)        (16)        (16)
Net amortization and
  deferral of actuarial
  gains (losses)                  (235)        134          59
--------------------------------------------------------------
    Net pension cost             $   1       $   3       $  12
==============================================================

48  T E X T R O N

-------------------------------------------------------------------------------


    The following table sets forth the funded status of Textron's pension plans at December 31, 1994 and January 1, 1994.

                                                                   December 31, 1994         January 1, 1994
------------------------------------------------------------------------------------------------------------
                                                                  Assets Accumulated      Assets Accumulated
                                                                  exceed    benefits      exceed    benefits
                                                             accumulated      exceed accumulated      exceed
(In millions)                                                   benefits      assets    benefits      assets
------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                                       $1,806      $  519      $1,717      $  731
  Nonvested benefit obligation                                        78          35          86          51
------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                   1,884         554       1,803         782
  Additional amounts related to projected pay increases              207          17         219          15
------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                       2,091         571       2,022         797
Plan assets at fair value                                          2,669         449       2,653         664
------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) projected
  benefit obligation                                                 578        (122)        631        (133)
Unrecognized net actuarial gains                                    (171)        (19)       (237)         (5)
Unrecognized prior service cost                                       16          61          15          61
Unrecognized transition net obligation (net asset)                  (151)         (3)       (171)          2
Adjustment required to recognize minimum liability                     -         (27)          -         (56)
------------------------------------------------------------------------------------------------------------
    Net pension asset (liability) recognized on the
      consolidated balance sheet                                  $  272      $ (110)     $  238      $ (131)
============================================================================================================

    Major assumptions used in the accounting for the defined benefit pension plans are shown in the following table. Net pension cost is determined using these factors as of the end of the prior year; the funded status of the plans is determined using the discount rate and rate of compensation increase as of the end of the current year.


                                                           December 31,  January 1,  January 2, December 28,
                                                                   1994        1994        1993        1991
-----------------------------------------------------------------------------------------------------------
Discount rate                                                      8.25%       7.25%       8.00%       8.00%
Weighted average long-term rate of compensation increase           5.00%       5.00%       5.50%       6.00%
Long-term rate of return on plan assets                            9.00%       9.00%       9.00%       9.00%
===========================================================================================================

13 EMPLOYEE BENEFITS OTHER THAN PENSIONS
Textron and certain of its subsidiaries have a number of defined contribution savings and other retirement plans, including Textron's employee stock ownership plan, covering both salaried and hourly employees. Eligible employees who participate in certain of these plans receive, within certain limits, matching Textron contributions. Costs relating to these plans, which are generally funded as accrued, amounted to approximately $37 million, $33 million and $35 million for 1994, 1993 and 1992, respectively, of which $18 million, $17 million and $20 million related to the employee stock ownership plan for 1994, 1993 and 1992, respectively.
    Textron provides certain health care and life insurance benefits for certain retired employees. Eligibility for these benefits is restricted to the particular benefit plans at the particular locations offering postretirement benefits. These benefits and similar benefits for active employees are administered by insurance companies or other carriers who determine premiums for insured plans and expected costs to be paid during the year under self-insured plans.
    In 1992, Textron adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than
Pensions" (FAS 106), with respect to its retiree health care and life insurance benefits. FAS 106 requires Textron to recognize the cost of such benefits using the accrual method of accounting over the employees' years of service.
    The FAS 106 transition obligation - representing the accumulated postretirement benefit obligation for Textron's retiree health care and life insurance benefit plans at December 29, 1991 - of $570 million


                                                             T E X T R O N  49

-------------------------------------------------------------------------------

($6.44 per share), net of related income tax benefit, was recorded as the cumulative effect of a change in accounting principle. The respective amounts of such retiree costs deductible for tax purposes, allocable to government contracts and allowable in contract price determinations are not affected by FAS 106. The adoption of FAS 106 had no cash flow impact on Textron.

    Postretirement benefit costs other than those related to pensions in 1994, 1993 and 1992 included the following components:

(In millions)                                           1994        1993        1992
------------------------------------------------------------------------------------
Service cost - benefits
  earned during the year                                $  9         $ 9         $14
Interest cost on accumulated
  postretirement benefit
  obligation                                              62          68          75
Net amortization                                         (10)         (6)          -
------------------------------------------------------------------------------------
     Postretirement benefit
      costs                                              $61         $71         $89
====================================================================================


    Textron's postretirement benefit plans other than pensions currently are not funded. The following table sets forth the funded status of these plans at the end of 1994 and 1993:

                                                December 31,  January 1,
(In millions)                                           1994        1994
------------------------------------------------------------------------
Actuarial present value
  of benefits attributed to:
    Retirees                                          $  613      $  677
    Fully eligible active
      plan participants                                   77         153
    Other active plan
      participants                                        89         147
------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation                                     779         977
Unrecognized net actuarial gains                         148          30
Unrecognized prior service cost
  benefit                                                 24          26
------------------------------------------------------------------------
    Postretirement benefit
      liability recognized on
      the consolidated
      balance sheet                                   $  951<F*>  $1,033
========================================================================

<F*>The decrease in the postretirement benefit liability is due primarily to the sale of the Lycoming Turbine Engine division.

    An assumed discount rate of 7.25% and 8.0% was used to determine postretirement benefit costs other than pensions for 1994 and 1993, respectively. An assumed discount rate of 8.25% and 7.25% was used to determine the status of Textron's plans at December 31, 1994 and January 1, 1994, respectively. The weighted average annual assumed rate of increase in the per capita cost of covered benefits (that is, the health care cost trend rate) is 10% for retirees age 65 and over and 14% for retirees under age 65 in 1995, and both rates are assumed to decrease gradually to 5.5% until 2002 and 2004, respectively, and remain at that rate thereafter. Increasing these rates by one percentage point in each year would have increased the accumulated postretirement benefit obligation as of December 31, 1994 by $69 million and increased the aggregate of the service and interest cost components of postretirement benefit costs for 1994 by $7 million.

14 INCOME TAXES
Textron files a consolidated federal income tax return which includes all U.S. subsidiaries. Separate returns are filed for Textron's foreign subsidiaries.
    In 1992, Textron adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). FAS 109 requires Textron to modify its income tax accounting so that deferred taxes are stated at prevailing income tax rates and to modify the accounting for income taxes in purchase business combinations. Textron's adoption of FAS 109 was made by a cumulative effect charge to income of $109 million ($1.23 per share). The adoption of FAS 109 had no cash flow impact on Textron.

    Income before income taxes is summarized as follows:

(In millions)                   1994        1993        1992
------------------------------------------------------------
United States                   $543        $471        $404
Foreign                          211         145         123
------------------------------------------------------------
  Total                         $754        $616        $527
============================================================

    Income taxes before the cumulative effect of changes in accounting principles are summarized as follows:<F*>

(In millions)                   1994        1993        1992
------------------------------------------------------------
Current:
  Federal                       $114        $129        $101
  State                           31          30          27
  Foreign                         71          47          38
------------------------------------------------------------
                                 216         206         166
------------------------------------------------------------
Deferred:
  Federal                         80          27          31
  State                            4           1           2
  Foreign                          8           -           4
------------------------------------------------------------
                                  92          28          37
------------------------------------------------------------
    Total                       $308        $234        $203
============================================================

<F*>Income taxes related to the cumulative effect of changes in accounting principles in 1992 consist of a $335 million deferred tax benefit related to the adoption of FAS 106 (see Note 13) and a $109 million deferred tax provision related to the adoption of FAS 109. Federal and state income taxes related to the cumulative effect of changes in accounting principles were $189 million and $37 million, respectively.

50  T E X T R O N

-------------------------------------------------------------------------------


    Following is a reconciliation of the federal statutory income tax rate to the effective income tax rate applicable to pretax income before the cumulative effect of changes in accounting principles, as reflected in the consolidated statement of income:

                                           1994        1993        1992
-----------------------------------------------------------------------
Federal statutory income
  tax rate                                 35.0%       35.0%       34.0%
Increase (decrease) in
  taxes resulting from:
    State income taxes                      3.0         3.3         3.7
    Goodwill                                5.3         3.0         3.0
    Effect of tax rate
      change on net
      deferred tax asset                      -        (1.4)          -
    Foreign Sales
      Corporation
      benefit                               (.7)        (.8)       (1.2)
    Other - net                            (1.8)       (1.1)       (1.0)
-----------------------------------------------------------------------
    Effective income
      tax rate                             40.8%<F*>   38.0%       38.5%
=======================================================================

<F*>The increase in the effective income tax rate is due primarily to the impact of the nontax deductibility of goodwill related to the sale of the Lycoming Turbine Engine division.


    Textron's net deferred tax asset consisted of gross deferred tax assets and gross deferred tax liabilities of $1,373 million and $1,174 million, respectively, at December 31, 1994 and $1,002 million and $751 million, respectively, at January 1, 1994.

    The components of Textron's net deferred tax asset as of December 31, 1994 and January 1, 1994 were as follows:

                                    December 31,  January 1,
(In millions)                               1994        1994
------------------------------------------------------------
Deferred tax (assets) liabilities:
Obligation for postretirement
  benefits other than pensions             $(371)      $(394)
Finance subsidiary transactions,
  principally leasing                        295         309
Insurance policy acquisition
  costs                                      253         223
Other insurance liabilities                 (171)       (155)
Fixed assets, principally
  depreciation                               123         110
Allowance for bad debts                      (92)        (85)
Liabilities for future policy
  benefits                                   (63)        (72)
Deferred compensation
  and vacation pay                           (66)        (65)
Other, principally timing
  of other expense deductions               (107)       (122)
------------------------------------------------------------
    Total net deferred tax asset           $(199)      $(251)
============================================================

    Cash payments for income taxes were $224 million, $189 million and $147 million in 1994, 1993 and 1992, respectively.
    Deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries which aggregated approximately $571 million at the end of 1994. Management's intention is to reinvest such undistributed earnings for an indefinite period, except for distributions upon which incremental taxes would not be material. If such earnings were distributed, taxes (net of foreign tax credits) would have increased by approximately $43 million, principally due to foreign withholding taxes.
    At the end of 1994, consolidated shareholders' equity included $84 million of U.S. life insurance subsidiaries' policyholders' surplus on which no income taxes have been provided. The amount of taxes which would become due if the surplus were distributed to the life insurance subsidiaries' shareholders is approximately $29 million. Under present circumstances, it is not anticipated that any of these earnings will become taxable.

15 FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used in estimating the fair value of Textron's financial instruments except for certain excluded instruments and instruments for which it is not practicable to estimate fair value:

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


                                                            T E X T R O N  51

-------------------------------------------------------------------------------


the net carrying value of such receivables. The estimated fair values of nonperforming loans were based on independent appraisals, discounted cash flow analyses, using risk adjusted interest rates, or Textron valuations based upon the fair value of the related collateral. The fair values of Textron's lease receivables and finance-related insurance reserves and claims ($914 million and $251 million, net carrying value, respectively, at the end of 1994 and $826 million and $232 million, net carrying value, respectively, at the end of 1993) are not required to be disclosed under generally accepted accounting principles.

INSURANCE RESERVES AND CLAIMS
The estimated fair value of other policyholder funds was based on the cash surrender value of Paul Revere's financial products portfolio. The fair value of reserves or liabilities relating to Textron's other insurance products is not required to be disclosed under generally accepted accounting principles.

DEBT AND  INTEREST RATE EXCHANGE AGREEMENTS
The estimated fair value of fixed rate debt was determined by either independent investment bankers or discounted cash flow analyses using interest rates for similar debt with maturities similar to the remaining terms of the existing debt. The fair values of variable rate debt and borrowings under or supported by long-term credit facilities approximated their carrying values. The estimated fair values of interest rate exchange agreements were determined by independent investment bankers and represent the estimated amounts that Textron or its counterparty would be required to pay to assume the other party's obligations under the agreements.

    The carrying values and estimated fair values of Textron's financial instruments for which it is practicable to calculate a fair value are as follows:

                                                       December 31, 1994         January 1, 1994
------------------------------------------------------------------------------------------------
                                                               Estimated               Estimated
                                                    Carrying        fair    Carrying        fair
(In millions)                                          value       value       value       value
------------------------------------------------------------------------------------------------
Assets:
Investments                                           $5,294      $5,131      $4,764      $5,062
Finance receivables:
Consumer loans                                        $6,074      $6,062      $5,239      $5,266
Commercial loans                                       1,846       1,862       1,729       1,762
------------------------------------------------------------------------------------------------
                                                      $7,920      $7,924      $6,968      $7,028
------------------------------------------------------------------------------------------------
Liabilities:
Other policyholder funds                              $1,714      $1,694      $1,462      $1,447
Debt:
Textron Parent Company Borrowing Group:
Variable rate debt                                    $  980      $  980      $1,235      $1,235
Interest rate exchange agreements                          -          25           -          88
Fixed rate debt                                          602         617         790         885
------------------------------------------------------------------------------------------------
  Total Textron Parent Company Borrowing Group         1,582       1,622       2,025       2,208
------------------------------------------------------------------------------------------------
Finance and insurance subsidiaries:
Variable rate debt                                     4,671       4,671       4,021       4,021
Interest rate exchange agreements                          -         (25)          -          33
Fixed rate debt                                        3,111       3,015       2,826       2,940
------------------------------------------------------------------------------------------------
  Total finance and insurance subsidiaries             7,782       7,661       6,847       6,994
------------------------------------------------------------------------------------------------
  Total debt                                          $9,364      $9,283      $8,872      $9,202
================================================================================================


52  T E X T R O N

-------------------------------------------------------------------------------


16 CONTINGENCIES
There are pending or threatened against Textron and its subsidiaries lawsuits and other proceedings, some of which allege violations of federal government procurement regulations, involve environmental matters, or are or purport to be class actions. Among these suits and proceedings are some which seek compensatory, treble or punitive damages in substantial amounts; fines, penalties or restitution; the cleanup of allegedly hazardous wastes; or, under federal government procurement regulations, could result in suspension or debarment of Textron or its subsidiaries from U.S. Government contracting for a period of time. These suits and proceedings are being defended or contested on behalf of Textron and its subsidiaries. On the basis of information presently available, Textron believes that any such liability or the impact of the application of relevant government regulations would not have a material effect on Textron's net income or financial condition.
    With respect to environmental matters, Textron's accrued estimated environmental liabilities are based on assumptions which are subject to a number of factors and uncertainties which can affect the reliability and precision of such accruals, including (a) the unavailability of information about the number of additional sites at which Textron may be identified as a potentially responsible party by both federal and state governments, (b) uncertainties about the nature and application of environmental regulations being promulgated, (c) the level of cleanup that may be required at specific sites and choices concerning the technologies to be applied in corrective actions, (d) the number of contributors to the costs of remediation at specific sites and the financial condition of the contributors, and (e) the time periods over which remediation may occur. It is estimated that Textron's accrued environmental remediation liabilities will be paid primarily over the next five to ten years.

17 SELECTED FINANCIAL INFORMATION
Presented below and on page 28 of this report is selected financial information by business segment and geographic area for Textron.

-------------------------------------------------------------------------------

SELECTED FINANCIAL INFORMATION BY BUSINESS SEGMENT

For a description of the businesses comprising each segment, see pages 61 to 63 of this report.

BUSINESS SEGMENTS                   Identifiable assets                 Capital expenditures                   Depreciation
                              ------------------------------        ----------------------------        ----------------------------

(In millions)                    1994       1993        1992        1994        1993        1992        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------------------
Manufacturing:
Aircraft                      $ 1,636    $ 1,658     $ 1,676        $ 78        $ 67        $ 56        $ 48        $ 46        $ 36
Automotive                        870        686         436          87          55          31          39          33          27
Industrial                        849        585         570          70          63          50          41          33          36
Systems and Components          1,216      1,832       2,011          29          32          39          56          67          74
------------------------------------------------------------------------------------------------------------------------------------
                                4,571      4,761       4,693         264         217         176         184         179         173
------------------------------------------------------------------------------------------------------------------------------------
Financial Services:
Finance                         9,900      8,801       8,267          22          20          17          18          18          17
Paul Revere                     5,909      5,377       4,561           8           6           2           6           5           5
------------------------------------------------------------------------------------------------------------------------------------
                               15,809     14,178      12,828          30          26          19          24          23          22
------------------------------------------------------------------------------------------------------------------------------------
Corporate                         642        834         857           8           9          22           4           4           4
Eliminations                      (97)      (115)        (11)          -           -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
                              $20,925    $19,658     $18,367        $302        $252        $217        $212        $206        $199
====================================================================================================================================

                                                              T E X T R O N  53

-------------------------------------------------------------------------------

SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC AREA

GEOGRAPHIC AREAS
                                          Revenues
                               -----------------------------
(In millions)                    1994       1993        1992
------------------------------------------------------------
Revenues by origin:
  United States                $8,299     $7,956      $7,246
  Canada                          833        773         707
  Asia/Pacific                    231        167         206
  Western Europe                  318        178         185
------------------------------------------------------------
                               $9,681     $9,074      $8,344
============================================================
                                           Income
                               -----------------------------
(In millions)                    1994       1993        1992
------------------------------------------------------------
Income by origin:
  United States                $  825     $  788      $  723
  Canada                          119         87          65
  Asia/Pacific                     46         35          34
  Western Europe                   46         23          24
------------------------------------------------------------
                                1,036        933         846
------------------------------------------------------------
Corporate expenses
  and other - net                 (78)       (85)        (69)
Interest expense - net           (204)      (232)       (250)
------------------------------------------------------------
Income before
  income taxes                 $  754     $  616      $  527
============================================================
                                        Export sales
                              ------------------------------
(In millions)                    1994       1993        1992
------------------------------------------------------------
Destination of
  U.S. exports:
    Western Europe            $   427    $   476     $   466
    Canada                        252        214         141
    Asia/Pacific                  161        236         183
    Mexico                        146        114         102
    Middle East                    62        113          73
    Other locations               148        143         120
------------------------------------------------------------
                              $ 1,196    $ 1,296     $ 1,085
============================================================
                                     Identifiable assets
                              ------------------------------
(In millions)                    1994       1993        1992
------------------------------------------------------------
Identifiable assets
  by location:
    United States             $16,827    $16,155     $15,044
    Canada                      1,800      1,674       1,570
    Asia/Pacific                  766        546         481
    Western Europe                949        501         474
    Corporate                     642        834         857
    Eliminations                  (59)       (52)        (59)
------------------------------------------------------------
                              $20,925    $19,658     $18,367
============================================================

Notes:
(i) Revenues by geographic area exclude interest income of the Textron Parent Company Borrowing Group of $2 million, $4 million and $4 million in 1994, 1993 and 1992, respectively.

(ii) Revenues include sales to the U.S. Government of $1.6 billion (including $.2 billion of sales of Lycoming Turbine Engine, which was sold in 1994), $1.6 billion and $1.7 billion in 1994, 1993 and 1992, respectively.

(iii) Revenues between geographic areas, predominantly revenues of U.S. divisions, were approximately 4%, 4% and 3% of total revenues in 1994, 1993 and 1992, respectively.

(iv) Assets in foreign locations relate principally to the Financial Services segments.

-------------------------------------------------------------------------------

18 FINANCIAL INFORMATION BY BORROWING GROUP
Textron consists of two borrowing groups - the Textron Parent Company Borrowing Group and its finance and insurance subsidiaries.
    This framework is designed to enhance the borrowing power of the total company by separating borrowing oriented units of a specialized business nature such as financial services.
    The Textron Parent Company Borrowing Group is comprised of all entities of Textron other than its finance and insurance subsidiaries. The financial statements of this group as set forth below reflect Textron's investments in its finance and insurance subsidiaries on the equity basis. Its sources of cash flow include dividends paid by the finance and insurance subsidiaries, as well as cash generated by other operating units.
    The finance and insurance subsidiaries finance their respective operations by borrowing from their own group of external creditors.
    Textron, which had been the sole shareholder of The Paul Revere Corporation (PRC), sold 7.5 million shares of PRC, representing 16.7% of the outstanding shares of PRC, on October 26, 1993, in an underwritten public offering registered under the Securities Act of 1933.


54  T E X T R O N

-------------------------------------------------------------------------------
FINANCIAL INFORMATION FOR THE TEXTRON PARENT COMPANY BORROWING GROUP

STATEMENT OF INCOME
For each of the three years in the period ended December 31, 1994
(In millions)                                                                   1994        1993        1992
------------------------------------------------------------------------------------------------------------
Revenues                                                                      $6,680      $6,275      $5,620
------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                                                  5,514       5,210       4,560
Selling and administrative                                                       668         648         644
Interest                                                                         206         236         254
------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                                   6,388       6,094       5,458
------------------------------------------------------------------------------------------------------------
                                                                                 292         181         162
Pretax income of finance and insurance subsidiaries                              462         435         365
------------------------------------------------------------------------------------------------------------
Income before income taxes                                                       754         616         527
Income taxes                                                                    (308)       (234)       (203)
Elimination of minority interest in net income of Paul Revere                    (13)         (3)          -
------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting
  principles                                                                     433         379         324
Cumulative effect of changes in accounting principles, net
  of income taxes                                                                  -           -        (679)
------------------------------------------------------------------------------------------------------------
Net income (loss)                                                             $  433      $  379      $ (355)
============================================================================================================

BALANCE SHEET                                                           December 31,  January 1,
(In millions)                                                                   1994        1994
------------------------------------------------------------------------------------------------
Assets
Cash                                                                          $   20      $   12
Receivables - net                                                                702         695
Inventories                                                                    1,211       1,488
Investments in finance and insurance subsidiaries                              2,246       2,161
Property, plant and equipment - net                                            1,146       1,150
Goodwill, less accumulated amortization of $194 and $174                       1,231       1,138
Other assets (including net prepaid income taxes)                              1,262       1,433
------------------------------------------------------------------------------------------------
    Total assets                                                              $7,818      $8,077
================================================================================================
Liabilities and shareholders' equity
Accounts payable and accrued liabilities (including income taxes)             $3,354      $3,272
Debt                                                                           1,582       2,025
Shareholders' equity                                                           2,882       2,780
------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                                $7,818      $8,077
================================================================================================

                                                             T E X T R O N  55

-------------------------------------------------------------------------------
FINANCIAL INFORMATION FOR THE TEXTRON PARENT COMPANY BORROWING GROUP (CONTINUED)

STATEMENT OF CASH FLOWS
For each of the three years in the period ended December 31, 1994
(In millions)                                                                   1994        1993        1992
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                                            $   433     $   379     $  (355)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Cumulative effect of changes in accounting principles                          -           -         679
    Undistributed earnings of finance and insurance subsidiaries                (155)       (165)       (148)
    Depreciation and amortization                                                238         229         216
    Deferred income taxes                                                         32           8          24
    Interest accretion                                                            37          37          36
    Changes in assets and liabilities excluding those related to acquisitions and divestitures of businesses:
        Increase in receivables                                                 (146)        (37)          -
        Decrease in inventories                                                   64         176          55
        Increase in other assets                                                 (87)        (83)        (29)
        Increase (decrease) in accounts payable and accrued liabilities          154          29         (68)
    Other - net                                                                  (32)         11          (8)
------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                  538         584         402
------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Cash used in acquisitions of businesses                                           (9)       (139)       (620)
Net proceeds from sales of businesses and minority interest in subsidiary        492         175           -
Capital expenditures                                                            (272)       (226)       (198)
Other investing activities - net                                                  13          22          28
------------------------------------------------------------------------------------------------------------
      Net cash provided (used) by investing activities                           224        (168)       (790)
------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Increase (decrease) in short-term debt                                           (36)         27          20
Proceeds from issuance of long-term debt                                         612         402       1,348
Principal payments on long-term debt                                          (1,027)       (670)       (923)
Capital contribution to subsidiary                                                 -        (100)          -
Proceeds from exercise of stock options                                           12          19          34
Purchases of Textron common stock                                               (166)          -           -
Purchases of Textron common stock from Paul Revere                               (25)          -           -
Dividends paid                                                                  (124)       (110)        (98)
------------------------------------------------------------------------------------------------------------
      Net cash provided (used) by financing activities                          (754)       (432)        381
------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                    8         (16)         (7)
Cash at beginning of year                                                         12          28          35
------------------------------------------------------------------------------------------------------------
Cash at end of year                                                          $    20     $    12    $     28
============================================================================================================

56  T E X T R O N

-------------------------------------------------------------------------------
FINANCIAL INFORMATION FOR TEXTRON'S FINANCE AND INSURANCE SUBSIDIARIES

STATEMENT OF INCOME
For each of the three years ended December 31,
(In millions)                                                                   1994        1993        1992
------------------------------------------------------------------------------------------------------------
Revenues
Interest, discount and service charges                                        $1,333      $1,260      $1,273
Credit life, credit disability and casualty insurance premiums                   288         301         299
Non-cancellable disability income, life and group insurance premiums             945         836         795
Investment income (including net realized investment gains)                      437         406         361
------------------------------------------------------------------------------------------------------------
    Total revenues                                                             3,003       2,803       2,728
------------------------------------------------------------------------------------------------------------
Costs and expenses
Selling and administrative                                                       821         790         758
Interest                                                                         459         432         489
Provision for losses on collection of finance receivables, less recoveries       162         153         160
Credit life, credit disability and casualty insurance losses and
  adjustment expenses, less recoveries                                           128         132         137
Death and other insurance benefits                                               453         394         370
Increase in insurance policy liabilities                                         411         324         317
Amortization of insurance policy acquisition costs                               107         143         132
------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                                   2,541       2,368       2,363
------------------------------------------------------------------------------------------------------------
Income before income taxes                                                       462         435         365
Income taxes                                                                    (179)       (173)       (139)
------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles              283         262         226
Cumulative effect of changes in accounting principles,
  net of income taxes                                                              -           -         (45)
------------------------------------------------------------------------------------------------------------
Net income                                                                       283         262         181
Minority interest in net income                                                  (13)         (3)          -
------------------------------------------------------------------------------------------------------------
Textron's equity in net income                                                $  270      $  259      $  181
============================================================================================================

BALANCE SHEET                                                           December 31,   December 31,
(In millions)                                                                   1994           1993
---------------------------------------------------------------------------------------------------
Assets
Cash                                                                         $    29        $    14
Investments                                                                    5,265          4,760
Finance receivables - net                                                      8,622          7,605
Property, plant and equipment - net                                              107             99
Insurance policy acquisition costs                                               911            784
Goodwill, less accumulated amortization of $187 and $169                         281            299
Other assets                                                                     633            660
---------------------------------------------------------------------------------------------------
    Total assets                                                             $15,848        $14,221
===================================================================================================
Liabilities and equity
Accounts payable and accrued liabilities (including income taxes)            $   953        $   939
Insurance reserves and claims                                                  4,685          4,091
Debt                                                                           7,782          6,847
Equity:
  Textron                                                                      2,246          2,161
  Minority interest                                                              182            183
---------------------------------------------------------------------------------------------------
    Total liabilities and equity                                             $15,848        $14,221
===================================================================================================

                                                             T E X T R O N  57

-------------------------------------------------------------------------------
FINANCIAL INFORMATION FOR TEXTRON'S FINANCE AND INSURANCE SUBSIDIARIES
(CONTINUED)

STATEMENT OF CASH FLOWS
For each of the three years ended December 31,
(In millions)                                                                   1994        1993        1992
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Textron's equity in net income                                               $   270     $   259     $   181
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Cumulative effect of changes in accounting principles                          -           -          45
    Depreciation and amortization                                                160         195         181
    Provision for losses on finance receivables                                  192         182         189
    Increase in insurance policy liabilities                                     417         342         309
    Deferred income taxes                                                         60          20          13
    Changes in assets and liabilities excluding those related
      to the acquisition of USA Financial Services:
        Additions to insurance policy acquisition costs                         (232)       (235)       (205)
        Decrease (increase) in other assets                                       (3)          3           7
        Increase in accounts payable and accrued liabilities                       2          75          35
    Other - net                                                                  (31)        (31)        (54)
------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                  835         810         701
------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Purchases of:
  Securities to be available for sale                                         (1,065)       (220)          -
  Securities to be held to maturity                                             (849)     (1,497)     (1,846)
  Other investments                                                              (39)        (27)        (17)
Proceeds from disposition of securities:
  Sales of:
    Securities available for sale                                                749         205           -
    Securities held to maturity                                                   10         173         737
  Maturities and calls                                                           545         768         743
Proceeds from disposition of other investments                                    61          42          27
Finance receivables:
  Originated or purchased                                                     (6,020)     (5,011)     (4,853)
  Repaid or sold                                                               4,807       4,253       4,220
Capital expenditures                                                             (30)        (26)        (19)
Cash used in acquisition of USA Financial Services                                 -           -        (285)
Other investing activities - net                                                  (2)          5         (43)
------------------------------------------------------------------------------------------------------------
      Net cash used by investing activities                                   (1,833)     (1,335)     (1,336)
------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Increase (decrease) in short-term debt                                           485         458         (70)
Proceeds from issuance of long-term debt                                       1,487       1,267       1,565
Principal payments on long-term debt                                          (1,045)     (1,284)       (857)
Interest-sensitive insurance products:
  Receipts                                                                       295         193         142
  Return of account balances                                                    (126)       (105)        (88)
Capital contributions from Textron                                                 -         100           9
Proceeds from sale of Textron common stock to Textron                             25           -           -
Dividends paid to Textron                                                       (115)        (94)        (78)
------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                1,006         535         623
Effect of foreign exchange rate changes on cash                                    7           1           -
------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                   15          11         (12)
Cash at beginning of year                                                         14           3          15
------------------------------------------------------------------------------------------------------------
Cash at end of year                                                          $    29     $    14     $     3
============================================================================================================

Notes:
(i) TFC derives a substantial portion of its business from financing the sale and lease of products manufactured and sold by Textron. In 1994, 1993 and 1992, TFC paid Textron $595 million, $617 million and
$576 million, respectively, for the purchase of receivables and operating lease equipment. Under operating agreements with Textron, TFC generally has recourse to Textron with respect to finance receivables and leases of products manufactured and sold by Textron. At the end of 1994, finance receivables and operating lease equipment of $852 million ($771 million at the end of 1993) were due from Textron or subject to recourse to Textron.

(ii) Textron has agreed to cause TFC's pretax income available for fixed charges to be not less than 125% of its fixed charges and its consolidated shareholder's equity to be not less than $200 million. No related payments were required for 1994, 1993 or 1992.

(iii) Approximately 76%, 73% and 73% of the credit life and credit disability insurance premiums earned and
25%, 22% and 20% of the casualty insurance premiums earned in 1994, 1993 and 1992, respectively, were related directly to AFS' consumer loan activities.

58  T E X T R O N

-------------------------------------------------------------------------------

QUARTERLY FINANCIAL INFORMATION FOR 1994 AND 1993

                                           1st Quarter             2nd Quarter             3rd Quarter            4th Quarter
(Unaudited)                              ---------------        ----------------        ----------------        ---------------
(In millions except per share amounts)   1994       1993        1994        1993        1994        1993        1994       1993
-------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Revenues
  Manufacturing                        $1,688     $1,478      $1,775      $1,566      $1,621      $1,520      $1,594     $1,707
  Financial Services                      720        686         741         686         759         712         783        719
-------------------------------------------------------------------------------------------------------------------------------
    Total revenues                     $2,408     $2,164      $2,516      $2,252      $2,380      $2,232      $2,377     $2,426
===============================================================================================================================
Income
  Manufacturing                        $  119     $  110      $  136      $  126      $  146      $  117      $  173     $  145
  Financial Services                      120        102         120         104         114         114         108        115
-------------------------------------------------------------------------------------------------------------------------------
Operating income                          239        212         256         230         260         231         281        260
Corporate expenses and other - net        (17)       (17)        (17)        (19)        (24)        (15)        (20)       (34)
Interest expense - net                    (53)       (60)        (54)        (58)        (51)        (58)        (46)       (56)
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                169        135         185         153         185         158         215        170
Income taxes                              (65)       (52)        (71)        (59)        (71)        (58)       (101)<F*>   (65)
Elimination of minority interest
  in net income of Paul Revere             (4)         -          (4)          -          (3)          -          (2)        (3)
-------------------------------------------------------------------------------------------------------------------------------
Net income                             $  100     $   83      $  110      $   94      $  111      $  100      $  112     $  102
===============================================================================================================================
Net income per common share            $ 1.10     $  .92      $ 1.22      $ 1.05      $ 1.23      $ 1.10      $ 1.26     $ 1.13
===============================================================================================================================
Common Stock Information
Price Range: High                      $   60 5/8 $   48      $   56 3/4  $   56 1/2  $   56 1/2  $   58 7/8  $   52 1/2 $   58 3/4
             Low                       $   53 3/4 $   40 3/8  $   50 3/4  $   45 7/8  $   50 1/4  $   51      $   46 1/2 $   52
Dividend per share                     $  .35     $  .31      $  .35      $  .31      $  .35      $  .31      $  .35     $  .31
===============================================================================================================================

<F*>The effective tax rate reflects the impact of the nontax deductibility of the $58 million of goodwill related to the sale of the Lycoming Turbine Engine division.


                                                             T E X T R O N  59

-------------------------------------------------------------------------------

FIVE-YEAR SUMMARY

(Dollars in millions except per share amounts)          1994        1993        1992        1991        1990
------------------------------------------------------------------------------------------------------------
Revenues
Sales                                                $ 6,678     $ 6,271     $ 5,616     $ 5,211     $ 5,470
Interest, discount and service charges                 1,333       1,260       1,273       1,184       1,139
Insurance premiums                                     1,233       1,137       1,094       1,073         975
Investment income (including net realized
  investment gains)                                      439         410         365         372         333
------------------------------------------------------------------------------------------------------------
    Total revenues                                     9,683       9,078       8,348       7,840       7,917
------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                          5,514       5,210       4,560       4,185       4,425
Selling and administrative                             1,489       1,438       1,402       1,330       1,289
Interest                                                 665         668         743         754         775
Provision for losses on collection of finance
  receivables, less recoveries                           162         153         160         135         123
Insurance benefits and increase in policy liabilities    992         850         824         812         720
Amortization of insurance policy acquisition costs       107         143         132         129         126
------------------------------------------------------------------------------------------------------------
    Total costs and expenses                           8,929       8,462       7,821       7,345       7,458
------------------------------------------------------------------------------------------------------------
Income before income taxes                               754         616         527         495         459
Income taxes                                            (308)       (234)       (203)       (195)       (176)
Elimination of minority interest in net income
  of Paul Revere                                         (13)         (3)          -           -           -
------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in
  accounting principles                                  433         379         324         300         283
Cumulative effect of changes in accounting
  principles, net of income taxes                          -           -        (679)          -           -
------------------------------------------------------------------------------------------------------------
Net income (loss)                                    $   433     $   379     $  (355)    $   300     $   283
============================================================================================================
Per common share:
Income before cumulative effect of changes
  in accounting principles                           $  4.80     $  4.21     $  3.66     $  3.42     $  3.18
Cumulative effect of changes in accounting
  principles                                               -           -       (7.67)          -           -
------------------------------------------------------------------------------------------------------------
Net income (loss)                                    $  4.80     $  4.21    $  (4.01)    $  3.42     $  3.18
============================================================================================================
Dividends declared                                   $  1.40     $  1.24     $  1.12     $  1.03     $  1.00
============================================================================================================
Average common shares outstanding                 90,119,000  90,052,000  88,580,000  87,563,000  89,014,000
============================================================================================================
Financial position at year-end
Total assets                                         $20,925     $19,658     $18,367     $15,737     $14,892
Debt:
  Textron Parent Company Borrowing Group             $ 1,582     $ 2,025     $ 2,283     $ 1,820     $ 1,925
  Finance and insurance subsidiaries                 $ 7,782     $ 6,847     $ 6,440     $ 5,664     $ 5,319
Shareholders' equity                                 $ 2,882     $ 2,780     $ 2,488     $ 2,928     $ 2,662
Book value per common share                          $ 33.45     $ 31.18     $ 28.11     $ 33.65     $ 31.00
------------------------------------------------------------------------------------------------------------
Other data
Capital expenditures                                 $   302     $   252     $   217     $   156     $   191
Depreciation                                         $   212     $   206     $   199     $   182     $   179
Number of common shareholders                         27,000      28,000      30,000      31,000      33,000
Common stock price range: High                       $    60 5/8 $    58 7/8 $    44 3/4 $    39 1/2 $    27 1/2
                          Low                        $    46 1/2 $    40 3/8 $    33 3/4 $    25     $    19 3/8
------------------------------------------------------------------------------------------------------------

60  T E X T R O N

------------------------------------------------------------------------
Directory of Divisions

------------------------------------------------------------------------
Aircraft       Bell Helicopter Textron      Webb F. Joiner, President

               P.O. Box 482
               Fort Worth, TX 76101
               (817) 280-2011
        Helicopters and spare parts for the U.S. government, foreign governments and commercial markets; tiltrotor aircraft development; aftermarket sales of technical, training and logistics support services.
        -----------------------------------------------------------------
        The Cessna Aircraft Company   Russell W. Meyer, Jr., Chairman and
                                      Chief Executive Officer

        P.O. Box 7706
        Wichita, KS 67277-7706
        (316) 941-6000
        Light and mid-size business jets and utility turboprop aircraft supported worldwide through a network of company-owned Citation service centers and authorized representatives.
-------------------------------------------------------------------------
Automotive     Textron Automotive Company   Derek Plummer, Chairman; Fred
                                            L. Hubacker, President

               750 Stephenson Highway
               Troy, MI 48083
               (810) 616-5100
        Company headquarters, product design and engineering, program management.
        -----------------------------------------------------------------
        Textron Automotive Exteriors       Michael A. Mitchell, President

        750 Stephenson Highway
        Troy, MI 48083
        (810) 616-5100
        Molded and painted reaction injection molded and thermoplastic exterior ornamentation such as bumper covers, body side moldings, grilles and spoilers; Flexible Bright(TM) products, lighting components; structural composite bumper beams and modular assembly in North America and Europe.
        -----------------------------------------------------------------
        Textron Automotive Interiors         D. Michael Weston, President

        750 Stephenson Highway
        Troy, MI 48083
        (810) 616-5100
        Instrument panels, door panels, armrests, airbag doors, center consoles and headliners for totally integrated vehicle interiors in North America and Europe.
        -----------------------------------------------------------------
        CWC Castings Textron                     John L. Kelly, President

        1085 W. Sherman Blvd.
        Muskegon, MI 49441
        (616) 733-1331
        Gray iron and chilled iron castings, primarily camshafts, marketed directly to automobile and engine manufacturers in North America and Europe.
        -----------------------------------------------------------------
        McCord Winn Textron                  George F. Daniels, President

        750 Stephenson Highway
        Troy, MI 48083
        (810) 616-5100
        Seating comfort systems, windshield washer systems, precision motors and components marketed directly to automotive OEMs in North America and Europe.
        -----------------------------------------------------------------
        Micromatic Textron                  Michael J. Brennan, President

        345 East 48th Street
        Holland, MI 49423
        (616) 392-1461
        Proprietary machine tools, components and assembly systems designed and manufactured for automotive, transportation and other commercial markets worldwide.
        -----------------------------------------------------------------
        Randall Textron                         Jane L. Warner, President

        750 Stephenson Highway
        Troy, MI 48083
        (810) 616-5100
        Functional and decorative metal parts, stampings and moldings; plastic-painted and chrome-plated components; wheel ornamentation and fuel fillers.
-------------------------------------------------------------------------
Industrial     Avdel plc                        John C. Castle, President

               Welwyn Garden City
               Hertz AL7 1QB England
               44-707-372-624
        Specialized engineered fastening and assembly systems, including innovative hand-held and automatic assembly systems for global markets.
        -----------------------------------------------------------------
        Camcar Textron                     James R. MacGilvray, President

        600-18th Avenue
        Rockford, IL 61104-5181
        (815) 961-5000
        Cold-formed threaded and non-threaded metal fasteners and
components, as well as synergistic assemblies that combine fasteners, stampings and molded plastics. Sold to automotive, appliance, business equipment, construction and other OEM and distributor markets.
                                                              T E X T R O N  61

-------------------------------------------------------------------------
Directory of Divisions

-------------------------------------------------------------------------
Industrial     Cherry Textron                George A. Andrews, President
(continued)

               P.O. Box 2157
               Santa Ana, CA 92707-0157
               (714) 545-5511
        Proprietary blind rivet fastening systems, including hand-
held and fully automated installation systems for aerospace, automotive, transportation and other industrial markets. Supported by worldwide, engineering-oriented distribution system.
        -----------------------------------------------------------------
        Cone Drive Textron                      John G. Melvin, President

        240 East Twelfth Street
        Traverse City, MI 49685-0272
        (616) 946-8410
        Double enveloping worm gear speed reducers, gear motors and gear sets sold directly from Cone Drive's manufacturing locations to the mining, steel, aerospace, automotive, printing, packaging and brewing industries.
        -----------------------------------------------------------------
        E-Z-GO Textron                        L.T. Walden, Jr., President

        P.O. Box 388
        Augusta, GA 30903-0388
        (706) 798-4311
        Electric- and gasoline-powered golf cars for fleet and individual markets; multipurpose utility vehicles for the turf, industrial and commercial markets.
        -----------------------------------------------------------------
        Greenlee Textron                       Carl D. Burtner, President

        4455 Boeing Drive
        Rockford, IL 61109
        (815) 397-7070
        Powered equipment, electrical test instruments and hand tools used for the installation of electrical, communications, and security cabling systems in residential, commercial and industrial facilities.
        -----------------------------------------------------------------
        Jacobsen Textron                     Philip J. Tralies, President

        1721 Packard Avenue
        Racine, WI 53403-2564
        (414) 637-6711
        Professional mowing and turf maintenance equipment for golf course and commercial use including greens and fairway mowers, trim and rotary mowers, aerators, work trucks and other powered turf maintenance equipment.
        -----------------------------------------------------------------
        Speidel Textron                     Alfred M. Massotti, Chairman;
                                            William H. Walsh, President

        70 Ship Street
        Providence, RI 02903
        (401) 421-8600
        Watch attachments made from metal, leather and plastic materials; fashion jewelry products including identification bracelets, neckchains and watches. Sold primarily by Speidel's direct sales force to retail jewelers, department and drugstores and select mass merchandisers.
-------------------------------------------------------------------------
Systems and    Aircraft Engine Components Textron     G.L. (Topper) Long,
Components                                            President

               P.O. Box 11906
               Newington, CT 06131
               (203) 666-4601
        Gas turbine engine components including disks, hubs,
impellers, integrally bladed rotors, cases and frames for engine manufacturers and the spare parts market.
        -----------------------------------------------------------------
        Airfoil Textron                     G.L. (Topper) Long, President

        1211 Old Albany Road
        Thomasville, GA 31792
        (912) 228-2600
        Fan blades, compressor blades, vanes and forgings for commercial and military aircraft turbine engine producers worldwide.
        -----------------------------------------------------------------
        Fuel Systems Textron                    Michael Boston, President

        700 N. Centennial
        Zeeland, MI 49464
        (616) 772-9171
        Fuel systems components for aircraft and industrial gas turbine engines (OEM and aftermarket service), including main engine fuel injection devices, fuel metering and distribution valves, and augmentor fuel systems. Sold to the world's major engine builders, the U.S. government and commercial airlines.
        -----------------------------------------------------------------
        HR Textron                            Bradley W. Spahr, President

        25200 W. Rye Canyon Rd.
        Valencia, CA 91355
        (805) 294-6000
        Sophisticated control systems for prime contractors and the U.S. government for use in high-performance aircraft, helicopters, missiles, space launch vehicles and turbine engines; servovalves; fuel and pneumatic systems components; and automatic test equipment.

T E X T R O N  62

-------------------------------------------------------------------------
Directory of Divisions

-------------------------------------------------------------------------
Systems and    Textron Aerostructures               Dick Wells, President
Components
(continued)

               P.O. Box 210
               Nashville, TN 37202
               (615) 361-2000
        Aircraft wings and components for the business jet and
regional commuter markets as well as for the commercial and military transport markets; design assistance to customers.
        -----------------------------------------------------------------
        Textron Defense Systems               Harold K. McCard, President

        201 Lowell Street
        Wilmington, MA 01887
        (508) 657-5111
        "Smart" weapons development and production based on sensor fuzed munitions technology; aircraft landing systems; surveillance systems; inertial systems; energy technology; and special material process.
        -----------------------------------------------------------------
        Textron Lycoming Reciprocating Engine   Philip R. Boob, President

        652 Oliver Street
        Williamsport, PA 17701
        (717) 323-6181
        Piston aircraft engines and replacement parts for the general aviation market. Remanufacture and overhaul of Lycoming engines. Aftermarket sales and service through a worldwide distribution network.
        -----------------------------------------------------------------
        Textron Marine & Land Systems            John J. Kelly, President

        6600 Plaza Drive
        New Orleans, LA 70127
        (504) 245-6600
        Air cushion amphibious landing craft for the U.S. Navy; a new class of motor lifeboat for the Coast Guard; Surface Effect Ships and commercial air cushion vehicles; Cadillac Gage armored combat vehicles, turrets, and advanced suspension systems for U.S. and foreign customers.
        -----------------------------------------------------------------
        Textron Specialty Materials            Paul R. Hoffman, President

        Two Industrial Avenue
        Lowell, MA 01851-5199
        (508) 452-8961
        High performance composite materials such as boron and carbon fibers and fabric, metal, ceramic and carbon-carbon composites; and fire protection materials. Sold worldwide to aerospace, automotive, industrial, and sporting goods manufacturers, as well as major oil and chemical companies.
-------------------------------------------------------------------------
Finance        Avco Financial Services         Warren R. Lyons, President

               P.O. Box 19701
               Irvine, CA 92713-9701
               (714) 553-1200
        Consumer financing, both unsecured and secured by personal property, through nearly 1,200 AFS loan offices in the United States, Australia, Canada, New Zealand, Spain, the United Kingdom and Hong Kong; credit life and disability insurance, collateral protection, involuntary unemployment insurance, and credit property and property/casualty insurance.
        -----------------------------------------------------------------
        Textron Financial Corporation         Stephen J. Davis, President

        40 Westminster Street
        P.O. Box 6687
        Providence, RI 02940-6687
        (401) 621-4200
        Commercial financing, including equipment leasing, secured equipment lending and receivables and inventory financing. Provided directly through 35 offices in the U.S., and indirectly through its relationships with manufacturers, dealers and financial intermediaries.
-------------------------------------------------------------------------
Paul Revere    The Paul Revere Corporation    Charles E. Soule, President
                                              and Chief Executive Officer

               18 Chestnut Street
               Worcester, MA 01608
               (508) 799-4441
        Individual, non-cancellable and group long-term disability income insurance products designed for professionals, corporate executives and small business owners; group life and dental insurance; individual life and annuities. Listed on NYSE (PRL).

                                                             T E X T R O N  63

-------------------------------------------------------------------------------
Board of Directors


James F. Hardymon <F1>
Chairman and
  Chief Executive Officer
Textron Inc.
Providence, RI

Lewis B. Campbell <F1>
President and
  Chief Operating Officer
Textron Inc.
Providence, RI

H. Jesse Arnelle <F4>,<F5>
Senior Partner
Arnelle, Hastie, McGee,
  Willis & Greene
San Francisco, CA

R. Stuart Dickson <F1>,<F2>,<F5>
Formerly Chairman
Ruddick Corporation
  (diversified holding company)
Charlotte, NC

B.F. Dolan <F1>,<F3>
Retired Chairman
Textron Inc.
Charlotte, NC

Webb C. Hayes III <F3>,<F5>,<F*>
Partner
Baker & Hostetler
  (law firm)
Washington, DC

John D. Macomber <F1>,<F2>,<F3>
Principal
JDM Investment Group
  (private investment firm)
Washington, DC

Barbara Scott Preiskel <F3>,<F5>
Formerly Senior Vice
  President and
  General Counsel
Motion Picture Association
New York, NY

Sam F. Segnar <F3>,<F4>
Retired Chairman and
  Chief Executive Officer
Enron Corporation
  (diversified natural gas company)
Houston, TX

Jean Head Sisco <F2>,<F4>
Partner
Sisco Associates
  (international trade
  consulting firm)
Washington, DC

John W. Snow <F1>,<F4>
Chairman, President and
  Chief Executive Officer
CSX Corporation
  (diversified transportation company)
Richmond, VA

Martin D. Walker <F1>,<F4>
Chairman and
  Chief Executive Officer
M.A. Hanna Company
  (an international specialty
  chemicals company)
Cleveland, OH

Thomas B. Wheeler <F2>,<F5>
President and
  Chief Executive Officer
Massachusetts Mutual Life
  Insurance Company
Springfield, MA

Numbers indicate committee
memberships

<F1> Executive Committee:
    Chairman,
    James F. Hardymon

<F2> Audit Committee:
    Chairman,
    Jean Head Sisco

<F3> Nominating Committee:
    Chairman,
    Barbara Scott Preiskel

<F4> Organization and
    Compensation
    Committee:
    Chairman,
    Martin D. Walker

<F5> Pension Committee:
    Chairman,
    Thomas B. Wheeler

<F*>will be retiring April 26, 1995.


-------------------------------------------------------------------------------
Corporate Officers


Administrative and
Management Committee:

James F. Hardymon<F*>
Chairman and
Chief Executive Officer

Lewis B. Campbell
President and
Chief Operating Officer

Thomas P. Hollowell
Executive Vice President
Corporate Development

Mary L. Howell<F**>
Senior Vice President
Government and
International

Richard A. McWhirter<F***>
Executive Vice President
and Chief Financial
Officer

Thomas D. Soutter<F***>
Executive Vice President
and General Counsel

William F. Wayland<F**>
Executive Vice President
Administration and Chief
Human Resources Officer

Staff
Officers:

Edward C. Arditte<F*>
Vice President
Communications and
Risk Management

Brian T. Downing<F*>
Vice President and
Treasurer

Arnold M. Friedman<F**>
Vice President and
Deputy General Counsel

William B. Gauld
Staff Vice President
Corporate Information
Management and
Chief Information Officer

Frank Gulden<F*>
Senior Vice President
Human Resources

Gregory E. Hudson<F*>
Vice President
Taxes

William P. Janovitz<F**>
Vice President and
Controller

Frank W. McNally
Staff Vice President
Employee Relations and
Benefits

Richard J. Millman<F***>
Vice President
Office of the Chairman

Karen A. Quinn-Quintin<F*>
Vice President and
Secretary

Daniel L. Shaffer<F**>
Vice President
Audit and Business Ethics

John F. Zugschwert
Staff Vice President
Marketing

Textron International Inc.

Gero Meyersiek
Vice President

Operating
Management:

Gary E. Atwell<F***>
Group Vice President

Herbert L. Henkel<F*>
Group Vice President

Fred L. Hubacker
President
Textron Automotive
Company

Derek Plummer<F***>
Chairman
Textron Automotive
Company

Terry D. Stinson
Group Vice President

Richard A. Watson<F**>
Group Vice President

Service with Textron and its
subsidiaries/divisions:
  <F*>5 - 9 years
 <F**>10 - 19 years
<F***>20 years and over



       65 - INSIDE BACK COVER

-------------------------------------------------------------------------------
Shareholder Information


Annual Meeting To Be Held April 26 in Providence
The annual meeting of Textron shareholders will be held at 10:30 a.m. on Wednesday, April 26, 1995, at The Westin Hotel, One West Exchange Street, Providence, Rhode Island. Shareholders are encouraged to attend.

About Your Securities and Records
The common stock of Textron Inc. is listed on the New York, Midwest and Pacific Stock Exchanges and quoted in the daily stock table carried by most newspapers. The ticker symbol for Textron is TXT. Textron's preferred stocks are traded only on the New York Stock Exchange.
    First Chicago Trust Company of New York, 14 Wall Street, Suite 4680, New York, New York 10005, acts as transfer agent, registrar and dividend paying agent for Textron stock and maintains all shareholder records for the corporation. First Chicago also acts as conversion agent for Textron's $2.08 preferred stock and its $1.40 preferred dividend stock.
    Shareholders may obtain information relating to their share position, dividends, transfer requirements, lost certificates, conversion rights, dividend reinvestment accounts and other related matters by telephoning First Chicago Trust Company of New York's "Telephone Response Center" at
(201) 324-0498. Shareholders must provide their tax identification number, the name(s) in which their shares are registered and their record address when they request information. This service is available to all shareholders Monday through Friday 9:00 a.m. to 5:00 p.m. Eastern Time. Shareholders also may obtain this and other information about their holdings by writing to First Chicago Trust Company of New York at P.O. Box 2500, Jersey City, New Jersey 07303-2500.

Dividend Payments Mailed Quarterly
Quarterly dividends are mailed with the intent of reaching shareholders of common and preferred stock on the first business day of January, April, July and October. Postal delays may cause actual receipt dates to vary.

Free Automatic Dividend Reinvestment
Textron's Shareholder Investment Service offers common shareholders of record a convenient way to purchase additional shares of Textron common stock without paying brokerage, commission or other service fees.
    Participants in the plan may choose to have all or part of their dividends automatically reinvested, to make additional cash payments or to do both in purchasing shares of Textron common stock. Brokerage expenses for these purchases are paid by Textron. Personal recordkeeping is simplified by an account statement that is mailed to participants.
    More information and an authorization form may be obtained by writing to First Chicago Trust Company of New York, P.O. Box 2500, Jersey City, New Jersey 07303-2500 or by calling (201) 324-0498.

Shareholder Information and Investor Relations Inquiries
Questions regarding Textron, investor relations matters or requests for financial information should be directed to the Communications Department, Textron Inc., 40 Westminster Street, Providence, Rhode Island 02903 or by calling (401) 457-6050.

Form 10-K Available
After April 1, 1995, shareholders may, without charge, obtain copies of Textron's Form 10-K annual report filed with the Securities and Exchange Commission. Requests for this report should also be addressed to Textron's Communications Department.