Form 10-K, Exhibit 13
period 1995-12-30
TEXTRON INC
filed 1996-03-14
CIK 217346

                           1995 FINANCIAL REPORT
-------------------------------------------------------------------------------

                           22
                           Business Segment Data

                           23
                           Management's Discussion and Analysis

                           30
                           Condensed Financial Information for the
                           Textron Parent Company Borrowing Group

                           31
                           Report of Management
                           Report of Independent Auditors

                           32
                           Consolidated Financial Statements

                           36
                           Summary of Significant Accounting Policies

                           38
                           Notes to Consolidated Financial Statements

                           51
                           Quarterly Financial Information

                           52
                           Five Year Summary

-------------------------------------------------------------------------------
Business Segment Data

For a description of the businesses comprising each segment, see pages
53 to 55.


                                                Revenues                       Operating Income           Operating Income Margins
                                    ------------------------------      ------------------------------    -------------------------
(In millions)                         1995        1994        1993        1995        1994        1993     1995       1994     1993
-----------------------------------------------------------------------------------------------------------------------------------
Manufacturing:
Aircraft                            $2,419      $2,186      $1,987      $  237      $  194       $ 171      9.8%       8.9%     8.6%
Automotive                           1,576       1,557       1,221         138         139          96      8.8        8.9      7.9
Industrial                           1,421       1,395       1,224         162         142         106     11.4       10.2      8.7
Systems and Components               1,052       1,540       1,839          85          99         125      8.1        6.4      6.8
-----------------------------------------------------------------------------------------------------------------------------------
                                     6,468       6,678       6,271         622         574         498      9.6        8.6      7.9
-----------------------------------------------------------------------------------------------------------------------------------
Financial Services:
Finance                              1,985       1,672       1,610         365         331         289     18.4       19.8     18.0
Paul Revere                          1,520       1,331       1,193         123         131         146      8.1        9.8     12.2
-----------------------------------------------------------------------------------------------------------------------------------
                                     3,505       3,003       2,803         488         462         435     13.9       15.4     15.5
-----------------------------------------------------------------------------------------------------------------------------------
                                    $9,973      $9,681      $9,074       1,110       1,036         933     11.1       10.7     10.3
------------------------------------==============================-----------------------------------------------------------------
Corporate expenses
  and other - net                                                          (98)        (78)        (85)
Interest expense - net                                                    (199)       (204)       (232)
------------------------------------------------------------------------------------------------------
Income before income taxes                                              $  813      $  754       $ 616
======================================================================================================

[1995 REVENUES GRAPH]

[1995 OPERATING INCOME GRAPH]


                                          Identifiable Assets                Capital Expenditures                Depreciation
                                    -------------------------------     -----------------------------      ------------------------
(In millions)                          1995        1994        1993     1995        1994         1993      1995       1994     1993
-----------------------------------------------------------------------------------------------------------------------------------
Manufacturing:
Aircraft                            $ 1,739     $ 1,636     $ 1,658     $ 74        $ 78         $ 67      $ 49       $ 48     $ 46
Automotive                              880         870         686       80          87           55        41         39       33
Industrial                            1,250         849         585       76          70           63        45         41       33
Systems and Components                1,109       1,216       1,832       22          29           32        35         56       67
-----------------------------------------------------------------------------------------------------------------------------------
                                      4,978       4,571       4,761      252         264          217       170        184      179
-----------------------------------------------------------------------------------------------------------------------------------
Financial Services:
Finance                              10,816       9,900       8,801       23          22           20        20         18       18
Paul Revere                           7,046       5,909       5,377        4           8            6         7          6        5
-----------------------------------------------------------------------------------------------------------------------------------
                                     17,862      15,809      14,178       27          30           26        27         24       23
-----------------------------------------------------------------------------------------------------------------------------------
Corporate                               467         642         834        4           8            9         5          4        4
Eliminations                           (135)        (97)       (115)       -           -            -         -          -        -
-----------------------------------------------------------------------------------------------------------------------------------
                                    $23,172     $20,925     $19,658     $283        $302         $252      $202       $212     $206
===================================================================================================================================
Notes:
(i)   Income of the Systems and Components segment for 1994 includes $30 million applicable to the Lycoming Turbine Engine division, sold in that year, the benefit of which was immaterial to Textron's net income due to the nontax deductibility of goodwill.

(ii)  Income of the Finance segment is net of interest expense.

(iii) Corporate expenses and other - net for 1994 and 1993 include pretax charges of $9 million and $14 million, respectively, related to the early redemption of debt.

22  T E X T R O N

-------------------------------------------------------------------------------
Management's Discussion and Analysis

[RESULTS OF OPERATIONS GRAPH]

Textron Inc.
1995 vs. 1994
* Textron's net income in 1995 was $479 million, up from $433 million in 1994; earnings per share of $5.51 were 15% higher than the $4.80 reported last year. Revenues increased 3% to $10.0 billion in 1995 from $9.7 billion in 1994. Excluding the effects of the Textron Lycoming Turbine Engine and the Homelite divisions, which were sold in 1994, revenues were up 9%.
* Operating income of Textron's six business segments aggregated $1.1 billion in 1995, up 7% from 1994, as a 15% increase in the aggregate income of the Aircraft, Industrial and Finance segments more than offset lower results in the Systems and Components and Paul Revere segments. Operating income in the Automotive segment was essentially unchanged.
* Corporate expenses and other - net increased in 1995 by $20 million due in large part to an increase in compensation expense tied directly to changes in the market value of Textron's common stock ($17 million). To mitigate the impact on compensation expense of future increases in stock price, Textron entered into a cash-settlement option program on Textron's common stock in November 1995.
* The lower interest expense of the Textron Parent Company Borrowing Group - $199 million in 1995 vs. $204 million in 1994 - reflected a lower level of average borrowing, notwithstanding the incremental borrowing associated with acquisitions in the fourth quarter, partially offset by an increased cost of borrowing.

1994 vs. 1993
* Textron's net income in 1994 was $433 million, up from $379 million in 1993; earnings per share of $4.80 were 14% higher than the $4.21 reported for 1993. Revenues increased 7% to $9.7 billion in 1994 from $9.1 billion in 1993.
* Operating income was $1.0 billion in 1994, up 11% from 1993, as a 22% increase in the aggregate income of the Aircraft, Automotive, Industrial, and Finance segments more than offset lower results in the Systems and Components and Paul Revere segments.
* Corporate expenses and other - net in 1994 were lower by $7 million than their corresponding level in 1993, principally as a result of a lower pretax charge related to the early redemptions of high coupon debt ($9 million in 1994 vs. $14 million in 1993).
* The lower interest expense of the Textron Parent Company Borrowing Group - $204 million in 1994 vs. $232 million in 1993 - principally reflected a lower level of average borrowing.

[AIRCRAFT GRAPH]

1995 vs. 1994
The Aircraft segment's revenues and income increased $233 million (11%) and $43 million (22%), respectively.
* Bell Helicopter's revenues increased, primarily as a result of higher international aircraft sales ($199 million) and higher revenues under the V-22 engineering and manufacturing development contract ($97 million), partially offset by lower sales to foreign military customers and to the U.S. Government ($95 million). Bell's income increased primarily as a result of the higher revenues.
* Cessna's revenues and income increased primarily as a result of higher sales of utility turboprop aircraft. Increased product development expenses, principally related to the Bravo and Excel Citation aircraft ($32 million), were partially offset by reduced JPATS bid and proposal expenses and product support costs ($23 million).

1994 vs. 1993
The Aircraft segment's revenues and income increases of $199 million (10%) and $23 million (13%), respectively, related principally to Bell Helicopter.
* Bell Helicopter's revenues increased, primarily as a result of higher revenues under the V-22 and other military contracts ($233 million) and higher international aircraft sales ($54 million), partially offset by lower sales of spare parts, both military and commercial ($40 million). Bell's income increased as a result of the higher revenues and improved manufacturing efficiencies, partially offset by increased product development expenses related to three new helicopter models ($13 million) and lower margins on commercial spares ($13 million).


                                                              T E X T R O N  23

-------------------------------------------------------------------------------

* Cessna's revenues and income increased primarily as a result of improved margins attributable to lower LIFO expense and a shift in sales mix to domestic utility turboprop aircraft ($12 million). Lower product development expenses related to the Citation X aircraft and lower expenses for the JPATS competition ($18 million) offset higher product support costs ($10 million) resulting from an adjustment to the warranty reserve for certain aircraft models. 1993 benefited from an $18 million insurance settlement.

[AUTOMOTIVE GRAPH]

1995 vs. 1994
The Automotive segment's revenues increased $19 million (1%) despite a reduction in North American automotive production, due to higher production of models with Textron content. Income decreased slightly, due to start-up costs related to the launch of new products and facilities.

1994 vs. 1993
The Automotive segment's revenues and income increased $336 million (28%) and $43 million (45%), respectively, as a result of (a) the inclusion for the full year of a business acquired in May 1993 (resulting in higher revenues of $208 million in 1994), (b) higher automotive production, and (c) lower warranty provisions ($6 million). 1993 included a provision for the consolidation of certain manufacturing operations ($7 million).

[INDUSTRIAL GRAPH]

1995 vs. 1994
The Industrial segment's revenues increased $26 million (2%) and income increased $20 million (14%). The increases were due principally to higher sales in the fastening systems business ($166 million), reflecting Avdel's results for the full year in 1995 compared with nine months in 1994, and the acquisition of Elco Industries in October 1995. In addition, sales were higher and performance was better in the turf care equipment and contractor tool businesses. Partially offsetting these increases was the divestiture of the Homelite division in August 1994 ($189 million of sales and $14 million of income). Excluding the impact of Homelite, revenues and income increased 18% and 26%, respectively.

1994 vs. 1993
The Industrial segment's revenues increased $171 million (14%) and income increased $36 million (34%). The increases were due principally to higher fastening systems sales including the sales of Avdel, the results of which have been included in Textron's consolidated results beginning in the second quarter of 1994 ($192 million). These favorable factors were partially offset by (a) lower income in the turf care equipment business, resulting from the implementation of a change in distribution, which lowered sales, and (b) higher costs. The sale of Homelite in August 1994 resulted in a gain of $8 million. 1993 included a provision for the consolidation of certain manufacturing operations ($9 million).

[SYSTEMS AND COMPONENTS GRAPH]

1995 vs. 1994
The Systems and Components segment's revenues decreased $488 million (32%) and income decreased $14 million (14%). The decrease in revenues was due to the divestiture of the Lycoming Turbine Engine division ($379 million) and to reduced shipments on certain U.S. Government and commercial aerospace contracts. The income decrease was also due to the October 1994 divestiture of Lycoming Turbine Engine ($30 million, the after-tax effect of which was immaterial to net income due to the nontax deductibility of goodwill). These unfavorable factors were partially offset by provisions in 1994 for legal matters and the consolidation of certain manufacturing operations ($25 million).
     Textron's Systems and Components segment will be impacted in 1996 by a further decline in revenues, due primarily to lower U.S. Government spending for the defense products of this segment and the expected


24  T E X T R O N

-------------------------------------------------------------------------------


continued weakness in the commercial aerospace industry, including the effects of certain customers consolidating their operations.
     In response to this adverse business environment, Textron continues to leverage its defense technology for commercial applications, reduce costs in line with the lower business base, and pursue business opportunities that may arise, including joint ventures and divestitures.

1994 vs. 1993
Revenues and income in 1994 were $1.161 billion and $94 million, respectively, compared to $1.224 billion and $105 million, respectively, for 1993 excluding Lycoming Turbine Engine and provisions ($25 million in 1994 and $31 million in 1993) for legal matters and the consolidation of certain manufacturing operations. The decreases in revenues ($63 million) and income ($11 million) were due primarily to further weakness in the defense and commercial aerospace markets.

[FINANCE GRAPH]

1995 vs. 1994
The Finance segment's revenues increased $313 million (19%), while income increased $34 million (10%).
* Avco Financial Services' (AFS) revenues increased $276 million due primarily to (a) a higher level of finance receivables outstanding (average receivables were $6.867 billion in 1995 vs. $5.696 billion in 1994), (b) an increase in earned insurance premiums ($62 million), and (c) an increase in investment income ($11 million), due primarily to higher yields (7.78% in 1995 vs. 7.06% in 1994) and a higher level of invested assets. These higher revenues were partially offset by a decrease in yields on finance receivables (18.20% in 1995 vs. 18.39% in 1994), due primarily to an increase in the level of retail installment contracts outstanding. AFS' income increased $28 million, due primarily to those factors and a decrease in the ratio of operating expenses to revenues (32.25% in 1995 vs. 33.67% in 1994). This favorable impact was partially offset by an increase in the average cost of borrowed funds (7.32% in 1995 vs. 6.63% in 1994) and an increase in the ratio of net credit losses to average finance receivables (2.10% in 1995 vs. 1.99% in 1994). The increase in delinquencies and net credit losses, which began during the latter part of 1995, was due to economic slowdowns in the U.S. and other countries in which AFS operates. The consumer debt load has continued to increase faster than the consumers' ability to pay. AFS has tightened its underwriting standards and unless the economies in the countries in which it operates decline further, AFS believes these trends will turn around by mid-1996.
* Textron Financial Corporation's (TFC) income increased $6 million on higher revenues of $37 million primarily due to (a) higher yields on finance receivables (10.34% in 1995 vs. 9.45% in 1994), (b) a higher level of finance receivables outstanding (average receivables were $2.839 billion in 1995 vs. $2.641 billion in 1994), and (c) a lower provision for loan losses ($6 million), reflecting an improvement in the equipment portfolio and stabilization of nonperforming real estate assets. These factors were partially offset by increased interest expense.

1994 vs. 1993
The Finance segment's revenues increased $62 million (4%), while income increased $42 million (15%).
* AFS' revenues increased $42 million, due primarily to a higher level of finance receivables outstanding (average receivables were $5.696 billion in 1994 vs. $5.208 billion in 1993), partially offset by a decline in yields on finance receivables (18.39% in 1994 vs. 19.10% in 1993). Its income increased $33 million, due to (a) the higher level of finance receivables outstanding,
(b) a decrease in the average cost of borrowed funds (6.63% in 1994 vs. 6.97% in 1993), (c) a decrease in insurance losses in both finance-related and nonfinance-related insurance operations, and (d) a decrease in policy acquisition costs ($6 million), due to a reduction in nonfinance-related insurance premiums earned. These favorable factors were partially offset by
(a) the decline in yields and (b) an increase in loan loss provisions ($15 million), due to growth in finance receivables outstanding, offset in part by an improvement in the ratio of net credit losses to average finance receivables. The ratio decreased to 1.99% in 1994 from 2.14% in 1993.
* TFC's income increased $9 million on higher revenues of $20 million, due principally to (a) a higher level of finance receivables outstanding (average receivables were $2.641 billion in 1994 vs. $2.435 billion in 1993), (b) higher leveraged lease income ($4 million), primarily related to the higher sales of residual appreciation rights and the benefit of a nonrecourse debt refinancing, and (c) a decrease in loan loss provisions ($7 million). These factors were partially offset by increased interest expense.


                                                              T E X T R O N  25

-------------------------------------------------------------------------------


[PAUL REVERE GRAPH]

1995 vs. 1994
Paul Revere's revenues increased $189 million (14%) due to increased premiums in all lines of business, particularly the individual and group disability lines ($98 million), and to higher net investment income ($76 million), including net realized investment gains. Its income decreased $8 million
(6%), primarily as a result of a higher individual disability insurance benefit ratio and reserve strengthening related to the excess risk reinsurance line of business ($59 million), primarily as a result of a loss recognition study. Effective in March 1995, new business in the excess risk reinsurance line is no longer being written. The decreases in income were partially offset by higher net realized investment gains ($77 million in 1995 vs. $23 million in 1994), an improved benefit ratio in the group disability insurance line of business (76.4% in 1995 vs. 77.1% in 1994), and improved expense ratios across all lines of business.
     The higher benefit ratio in individual disability insurance - 85.3% excluding the impact of the reserve strengthening in the excess risk reinsurance line of business, compared with 83.8% in 1994 - was the result of adverse claims experience in the excess risk reinsurance line and the block of policies issued between 1985 and 1989, especially in Florida and California, partially offset by the favorable impact of a reinsurance transaction in the third quarter of 1995. In addition, policies issued to physicians have performed below expectations. During 1995, Paul Revere experienced gradual improvement in the individual disability insurance benefit ratio and expects this gradual improvement to continue throughout 1996, as it continues to introduce new products, initiate pricing and underwriting adjustments, and emphasize improved claims management.
     Establishment of insurance reserves requires making various actuarial assumptions. While actual experience could differ from the assumed actuarial experience underlying its policy and claim reserves, Textron believes that these reserves have been determined on reasonable bases and are adequate. The continued decline in market interest rates and/or the absence of morbidity improvements, could result in adjustments to reserve amounts and deferred costs. Paul Revere has undertaken underwriting and claims management measures mentioned above to mitigate the impact of these potential occurrences.

1994 vs. 1993
Paul Revere's revenues increased $138 million (12%), due to continued growth in its individual disability insurance line ($83 million), increased premium volume in group insurance ($27 million) and higher net investment income ($26 million). Its income decreased $15 million (10%), primarily attributable to a significantly higher individual disability insurance benefit ratio (83.8% in 1994 vs. 72.9% in 1993). Positive earnings factors included higher net realized investment gains ($23 million in 1994 vs. $15 million in 1993) and increased group disability and individual life insurance income.

                             --------------------

Liquidity & Capital Resources
Financing for Textron is conducted through two separate borrowing groups: the Textron Parent Company Borrowing Group (consisting of all entities of Textron other than its finance and insurance subsidiaries) and Textron's finance and insurance subsidiaries.

Parent Company Borrowing Group
Management believes that the Textron Parent Company Borrowing Group will continue to have adequate access to credit markets and that its credit facilities and cash flows from operations--including dividends received from Textron's finance and insurance operations--will continue to be more than sufficient to meet its operating needs and to finance growth. Information about the cash flows of this group is set forth in its statement of cash flows on page 30.
* Cash flows from operating activities in 1995 of $536 million were approximately the same as they were in 1994. The effect of increased income and reductions of the cash value of company-owned life insurance were offset by increases in receivables and inventory, due principally to increased business, and reductions of accrued and other liabilities.
* The Group's debt increased by $192 million in 1995, as cash used for capital expenditures, acquisitions, purchases of 1.7 million shares of Textron common stock under its stock repurchase program, and payments of dividends exceeded the $536 million of cash provided by operations. Notwithstanding the increase in debt, Textron's ratio of debt to total capital decreased to 34% at December 30, 1995, from 35% at December 31, 1994.


26  T E X T R O N

-------------------------------------------------------------------------------


* Cash flows from operating activities in 1994 of $538 million were down from the 1993 level. The decrease was due to higher receivables (due in large part to changed payment terms with a major customer and higher sales volume) and lower reductions in inventories in 1994 compared to those in 1993. These factors were partially offset by increased income and increased customer deposits in 1994.
* The Group's debt decreased by $443 million in 1994, as operating cash flows and cash proceeds from divestitures exceeded capital expenditures, payments of dividends, and purchases of 3.3 million shares of Textron common stock.
     During 1994, Textron redeemed an aggregate principal amount of $121 million of its 9-1/4% fixed rate debt, resulting in a pretax charge to income of $9 million.

[CAPITAL EXPENDITURES GRAPH]

* Capital expenditures: See the table on page 22 for capital expenditures by business segment for 1995, 1994, and 1993. Such expenditures reflect Textron's growth strategy in its Aircraft, Automotive, and Industrial segments. Aggregate capital expenditures for 1996 are expected to more closely approximate the higher level of spending in 1994, as Textron invests in (a) new Citation aircraft models and single-engine aircraft and (b) increased capacity and improved manufacturing productivity in the Industrial segment. Spending is expected to be lower in 1996 in the Automotive segment following significant investments in 1994 and 1995.
* Acquisitions: In 1995, Textron acquired Elco Industries at an aggregate cost of $230 million. In 1993, Textron acquired the plastics operations of the Acustar division of Chrysler Corporation at a cost of $139 million.
* Dispositions: In 1994, Textron sold its Homelite and Lycoming Turbine Engine divisions. Cash proceeds aggregated $495 million.
* Paul Revere IPO: In 1993, Textron sold 16.7% of the shares of Paul Revere, in a public offering, for $175 million. Textron contributed $100 million to the capital of Paul Revere just prior to the sale.
* Debt and credit facilities: Textron had a $1.5 billion credit facility with 36 banks at December 30, 1995. The portion of the credit facility not used or reserved as support for commercial paper or bank borrowings was $681 million at that date.
     Textron had $211 million available at December 30, 1995 for the issuance of unsecured debt securities under its shelf registration statement with the Securities and Exchange Commission. On February 1, 1996, a new shelf registration statement became effective, covering an additional aggregate amount of $800 million of (a) debt issuable by Textron and (b) preferred securities issuable by entities formed by Textron as to which Textron would provide certain guarantees. On February 9, 1996, a trust sponsored by Textron issued $500 million of such preferred securities, the proceeds of which were invested by the trust in Textron's newly issued 7.92% Junior Subordinated Deferrable Interest Debentures due 2045. The proceeds from the issuance of the debentures were initially used by Textron for the repayment of long-term borrowings and, ultimately, will be used for general corporate purposes.
* Interest rate exchange agreements: The difference between the variable rate the Group received and the fixed rate it paid on interest rate exchange agreements increased its reported interest expense by $14 million in 1995, $27 million in 1994, and $33 million in 1993.

Finance and Insurance Subsidiaries
This group includes AFS, TFC, and Paul Revere. Information about the cash flows of this group is set forth in its statement of cash flows included in
Note 17 to the consolidated financial statements.
* Dividends: The amount of the net assets of Textron's finance and insurance subsidiaries available for cash dividends and other payments to the Textron Parent Company Borrowing Group is restricted by the terms of lending agreements and insurance statutory requirements. The finance and insurance subsidiaries paid dividends to the Textron Parent Company Borrowing Group of $126 million, $115 million and $94 million in 1995, 1994 and 1993, respectively.
* Capital resources: AFS and TFC each utilize a broad base of financial sources for their respective liquidity and capital requirements. Cash is provided from both operations and several different sources of borrowings, including unsecured borrowings under bank lines of credit, the issuance of commercial paper and short-term bank debt, and sales of medium- and long-term debt in the U.S. and foreign financial markets. During 1995, the net proceeds from medium- and long-term financing sources, including the issuances described below, totaled $1.9 billion. Debt increased by $693 million in 1995, due principally to receivable growth and debt assumed upon the acquisition of HFC of Australia, Ltd.


                                                              T E X T R O N  27

-------------------------------------------------------------------------------


* Debt and credit facilities: During 1995, AFS issued $1.4 billion of unsecured debt securities, including $1.1 billion under its shelf registration statements. At December 31, 1995, AFS had $1.3 billion available for unsecured debt securities under its shelf registration statement with the Securities and Exchange Commission and $417 million available for similar securities under its shelf registration statements with the Canadian provincial security exchanges.
     In 1994, TFC established a medium-term note facility for $500 million.
TFC had $367 million available under this facility at December 31, 1995.
     By utilizing medium- and long-term fixed rate financing, as well as interest rate exchange agreements, Textron's finance subsidiaries effectively had a combined ratio of variable rate debt to total debt of 43% at December 31, 1995.
* Acquisition: In January 1995, AFS acquired HFC of Australia, Ltd., and through this acquisition added approximately $436 million of finance receivables to its portfolio.
* Interest rate exchange agreements: The difference between the variable rate the finance subsidiaries received and the fixed rate they paid on interest rate exchange agreements increased their reported interest expense by $13 million in 1995, $21 million in 1994, and $47 million in 1993.
* Investment in real estate: Textron's finance and insurance subsidiaries have substantial amounts of investments and finance receivables backed up or secured by real estate.
     AFS had residential real estate loans outstanding of $2.5 billion at December 31, 1995, which were secured primarily by first and second mortgages on single family homes, and averaged $27 thousand in outstanding principal balance. Residential real estate loans are geographically dispersed and loan amounts are limited to a maximum of 85% of the property's appraised market value, although most loans are made at significantly lower loan to value ratios.
     TFC had real estate loans and leveraged leases of real estate aggregating $426 million and $188 million, respectively, at December 31, 1995. The commercial real estate portfolio of $196 million, consisting principally of first mortgages on income producing properties, is diversified both geographically and by type of property financed. Nonearning commercial real estate loans were $72 million at December 31, 1995 ($76 million at December
31, 1994).
     Insurance: At December 31, 1995, Textron's insurance subsidiaries held $311 million of first mortgages on real estate. The real estate portfolio is well diversified geographically and by type of property financed.
     Foreclosed real estate: At December 31, 1995, real estate classified in other assets or other investments aggregated $77 million ($68 million at December 31, 1994).
     Reserves for nonperforming real estate: While realization of nonperforming real estate assets is subject to uncertainties including prevailing economic conditions and the status of the real estate market, Textron believes that its reserves have been determined on reasonable bases and are adequate. Subsequent evaluations of nonperforming assets, in light of factors then prevailing, including economic conditions, may require increases in the reserves for such assets.
     Mortgage-backed securities: Textron's insurance subsidiaries' investments included mortgage-backed securities with an amortized cost of $601 million at December 31, 1995, ($810 million at December 31, 1994), a substantial portion of which is guaranteed by the U.S. Government or U.S. Government agencies. Future investment income from mortgage-backed securities may be affected by the timing of principal payments and the yields on reinvestment alternatives available at the time of such payments.
* Other investments and finance receivables: Textron's insurance subsidiaries also have significant investments in other debt securities. The predominant portion of these investments is in high quality, investment grade assets. Textron's investment strategies place an emphasis on matching investment maturities with the timing of amounts estimated to be payable under insurance contracts.
     Textron's finance subsidiaries also have a diversified portfolio of other consumer and commercial receivables.
     For further information about investments and finance receivables, see
Note 1 and Note 2 to the consolidated financial statements.


                             ---------------------


28  T E X T R O N

-------------------------------------------------------------------------------


Other Matters
* Environmental: Textron is involved in a number of remedial actions under various federal and state laws and regulations relating to the environment which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which their hazardous wastes or materials were disposed or released. Expenditures to evaluate and remediate contaminated sites approximated $15 million, $14 million and $18 million in 1995, 1994, and 1993, respectively. Textron currently projects that expenditures for remediation will range between $10 million and $20 million for each of the years 1996 and 1997. (See the Summary of Significant Accounting Policies and
Note 15 to the consolidated financial statements for further information about environmental matters.)
     Based upon the information currently available, Textron believes it has made adequate provision for costs associated with known remediation efforts. Despite the uncertainty concerning the overall costs of additional remedial actions that might be identified in the future, it is not currently anticipated that such costs will have a material adverse effect on Textron's liquidity, net income or financial condition.
* Interest rate management: As part of managing its interest rate risk, Textron utilizes interest rate exchange agreements. The objective is not to speculate for profit, but, rather, is to convert variable rate debt into fixed rate debt, with respect to specific designated borrowings. These agreements do not involve a high degree of complexity or risk. For further information about these agreements and the debt and credit facilities of the Textron Parent Company Borrowing Group and the finance and insurance subsidiaries, see Note 7 to the consolidated financial statements.
* Foreign currency exchange agreements: Textron's exposure to foreign exchange rate risk is not significant due to the diversification of its operations among various divisions and geographic locations, there being no one significant foreign operation and no significant exposure to highly inflationary currencies. Textron enters into forward exchange contracts to hedge the risk associated with currency fluctuations on certain firm sales and purchase commitments denominated in foreign currencies. For further information about these contracts see the Summary of Significant Accounting Policies in the consolidated financial statements.

------------------------------------------------------------------
Backlog

(Unaudited)                         December 30,      December 31,
(In billions)                               1995              1994
------------------------------------------------------------------
U.S. Government:
Aircraft                                    $1.2              $1.6
Systems and Components                        .5                .7
------------------------------------------------------------------
                                             1.7               2.3
------------------------------------------------------------------
Commercial:
Aircraft                                     2.3               2.2
Industrial                                    .3                .3
Systems and Components                        .5                .5
------------------------------------------------------------------
                                             3.1               3.0
------------------------------------------------------------------
                                            $4.8              $5.3
==================================================================
Note:
The decrease in the Aircraft segment's U.S. Government backlog was due primarily to revenues recorded in 1995 under the V-22 program.


                                                              T E X T R O N  29

-------------------------------------------------------------------------------
Condensed Financial Information for the Textron Parent Company Borrowing Group

Statement of Income

For each of the three years in the period ended December 30, 1995
(In millions)                                                                   1995           1994           1993
------------------------------------------------------------------------------------------------------------------
Revenues                                                                      $6,468         $6,680         $6,275
------------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                                                  5,294          5,514          5,210
Selling and administrative                                                       650            668            648
Interest                                                                         199            206            236
------------------------------------------------------------------------------------------------------------------
  Total costs and expenses                                                     6,143          6,388          6,094
------------------------------------------------------------------------------------------------------------------
                                                                                 325            292            181
Pretax income of finance and insurance subsidiaries                              488            462            435
------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                       813            754            616
Income taxes                                                                    (321)          (308)          (234)
Elimination of minority interest in net income of Paul Revere                    (13)           (13)            (3)
------------------------------------------------------------------------------------------------------------------
Net income                                                                    $  479         $  433         $  379
==================================================================================================================

Balance Sheet
                                                                       December 30,   December 31,
(In millions)                                                                  1995           1994
--------------------------------------------------------------------------------------------------
Assets
Cash                                                                         $   56         $   20
Receivables - net                                                               777            702
Inventories                                                                   1,284          1,211
Investments in finance and insurance subsidiaries                             2,636          2,246
Property, plant and equipment - net                                           1,297          1,146
Goodwill, less accumulated amortization of $233 and $194                      1,344          1,231
Other (including net prepaid income taxes)                                    1,177          1,262
--------------------------------------------------------------------------------------------------
  Total assets                                                               $8,571         $7,818
==================================================================================================
Liabilities and shareholders' equity
Accounts payable and accrued liabilities (including income taxes)            $3,385         $3,354
Debt                                                                          1,774          1,582
Shareholders' equity                                                          3,412          2,882
--------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                                 $8,571         $7,818
==================================================================================================

Statement of Cash Flows

For each of the three years in the period ended December 30, 1995
(In millions)                                                                   1995           1994           1993
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                    $  479         $  433         $  379
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Undistributed earnings of finance and insurance subsidiaries                (160)          (155)          (165)
    Depreciation and amortization                                                221            238            229
    Other - net                                                                   (4)            22            141
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        536            538            584
Net cash provided (used) by investing activities                                (437)           224           (168)
Net cash used by financing activities                                            (63)          (754)          (432)
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                   36              8            (16)
Cash at beginning of year                                                         20             12             28
------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                           $   56         $   20         $   12
==================================================================================================================

30  T E X T R O N

-------------------------------------------------------------------------------
Report of Management

The consolidated financial statements of Textron Inc. have been prepared by management and have been audited by Textron's independent auditors, Ernst & Young LLP, whose report appears below. Management is responsible for the consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgments.
     Management is also responsible for maintaining internal control systems designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and that transactions are executed and recorded in accordance with established policies and procedures. Textron's systems are under continuing review and are supported by, among other things, business conduct and other written guidelines, an internal audit function and the selection and training of qualified personnel.
     The Board of Directors, through its Audit Committee, oversees management's financial reporting responsibilities. The Audit Committee, comprised of four outside directors, meets regularly with the independent auditors, representatives of management and the internal auditors to discuss and make inquiries into their activities. Both the independent auditors and the internal auditors have free access to the Audit Committee, with and without management representatives in attendance.


/s/James F. Hardymon

James F. Hardymon
Chairman and Chief Executive Officer


/s/Stephen L. Key

Stephen L. Key
Executive Vice President and Chief Financial Officer

January 25, 1996


-------------------------------------------------------------------------------
Report of Independent Auditors


To the Board of Directors and Shareholders
Textron Inc.

We have audited the accompanying consolidated balance sheet of Textron Inc.
as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Inc. at December 30, 1995 and December 31, 1994 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.




/s/Ernst & Young LLP

New York, New York
January 25, 1996


                                                              T E X T R O N  31

-------------------------------------------------------------------------------
Consolidated Statement of Income

For each of the three years in the period ended December 30, 1995
(In millions except per share amounts)                                          1995           1994           1993
------------------------------------------------------------------------------------------------------------------
Revenues
Sales                                                                         $6,468         $6,678         $6,271
Interest, discount and service charges                                         1,565          1,333          1,260
Insurance premiums                                                             1,412          1,233          1,137
Investment income (including net realized investment gains)                      528            439            410
------------------------------------------------------------------------------------------------------------------
  Total revenues                                                               9,973          9,683          9,078
------------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                                                  5,294          5,514          5,210
Selling and administrative                                                     1,552          1,489          1,438
Interest                                                                         813            665            668
Provision for losses on collection of finance receivables, less recoveries       169            162            153
Insurance benefits and increase in policy liabilities                          1,195            992            850
Amortization of insurance policy acquisition costs                               137            107            143
------------------------------------------------------------------------------------------------------------------
  Total costs and expenses                                                     9,160          8,929          8,462
------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                       813            754            616
Income taxes                                                                    (321)          (308)          (234)
Elimination of minority interest in net income of Paul Revere                    (13)           (13)            (3)
------------------------------------------------------------------------------------------------------------------
Net income                                                                    $  479         $  433         $  379
==================================================================================================================
Net income per common share                                                   $ 5.51         $ 4.80         $ 4.21
==================================================================================================================
See summary of significant accounting policies and notes to consolidated financial statements.


32  T E X T R O N

-------------------------------------------------------------------------------
Consolidated Balance Sheet

                                                                        December 30,   December 31,
(Dollars in millions)                                                           1995           1994
---------------------------------------------------------------------------------------------------
Assets
Cash                                                                         $    99        $    49
Investments                                                                    5,926          5,294
Receivables - net:
  Finance                                                                      9,362          8,583
  Commercial and U.S. Government                                                 777            702
---------------------------------------------------------------------------------------------------
                                                                              10,139          9,285
Inventories                                                                    1,284          1,211
Property, plant and equipment, less accumulated depreciation of
  $1,652 and $1,450                                                            1,408          1,253
Insurance policy acquisition costs                                               897            911
Goodwill, less accumulated amortization of $438 and $381                       1,607          1,512
Other (including net prepaid income taxes)                                     1,812          1,410
---------------------------------------------------------------------------------------------------
  Total assets                                                               $23,172        $20,925
===================================================================================================
Liabilities and shareholders' equity
Liabilities
Accounts payable                                                             $   684        $   619
Accrued postretirement benefits other than pensions                              938            951
Other accrued liabilities (including income taxes)                             2,531          2,424
Insurance reserves and claims                                                  5,358          4,685
Debt:
  Textron Parent Company Borrowing Group                                       1,774          1,582
  Finance and insurance subsidiaries                                           8,475          7,782
---------------------------------------------------------------------------------------------------
                                                                              10,249          9,364
---------------------------------------------------------------------------------------------------
  Total liabilities                                                           19,760         18,043
===================================================================================================
Shareholders' equity
Capital stock:
  Preferred stock (15,000,000 shares authorized):
    $2.08 Cumulative Convertible Preferred Stock, Series A
      (liquidation value - $16.8)                                                  8              9
    $1.40 Convertible Preferred Dividend Stock, Series B
      (preferred only as to dividends)                                             7              7
  Common stock, 12.5 cents par value (250,000,000 shares authorized;
    93,462,000 and 92,284,000 shares issued)                                      12             12
Capital surplus                                                                  750            702
Retained earnings                                                              2,864          2,518
Other                                                                            129           (108)
---------------------------------------------------------------------------------------------------
                                                                               3,770          3,140
  Less cost of treasury shares                                                   358            258
---------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                   3,412          2,882
---------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                                 $23,172        $20,925
===================================================================================================
See summary of significant accounting policies and notes to consolidated financial statements.


                                                              T E X T R O N  33

-------------------------------------------------------------------------------
Consolidated Statement of Cash Flows

For each of the three years in the period ended December 30, 1995
(In millions)                                                                   1995           1994           1993
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                   $   479        $   433        $   379
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Depreciation and amortization                                                415            398            424
    Provision for losses on receivables                                          208            200            195
    Increase in insurance policy liabilities                                     590            417            342
    Deferred income taxes                                                         92             92             28
    Gains on sales of investments                                                (80)           (26)           (19)
    Changes in assets and liabilities excluding those related to acquisitions and divestitures:
        Increase in commercial and U.S. Government receivables                   (40)          (163)           (27)
        Decrease (increase) in inventories                                       (28)            64            176
        Additions to insurance policy acquisition costs                         (265)          (232)          (235)
        Decrease (increase) in other assets                                        9            (58)           (80)
        Increase in accounts payable                                              53             34            108
        Increase (decrease) in accrued liabilities                              (232)            92            (11)
    Other - net                                                                   83             19             21
------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                1,284          1,270          1,301
------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Purchases of investments                                                      (1,766)        (1,954)        (1,744)
Proceeds from disposition of investments                                       1,094            829            420
Maturities and calls of investments                                              223            545            768
Finance receivables:
  Originated or purchased                                                     (6,237)        (6,020)        (5,011)
  Repaid or sold                                                               5,695          4,803          4,253
Cash used in acquisitions                                                       (252)            (9)          (139)
Net proceeds from sales of businesses and minority interest in subsidiary          -            492            175
Capital expenditures                                                            (283)          (302)          (252)
Other investing activities - net                                                  26              2             27
------------------------------------------------------------------------------------------------------------------
      Net cash used by investing activities                                   (1,500)        (1,614)        (1,503)
------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Increase (decrease) in short-term debt                                          (253)           449            485
Proceeds from issuance of long-term debt                                       3,048          2,099          1,669
Principal payments on long-term debt                                          (2,395)        (2,072)        (1,954)
Interest-sensitive insurance products, net                                        57            169             88
Proceeds from exercise of stock options                                           42             12             19
Purchases of Textron common stock                                               (100)          (166)             -
Dividends paid                                                                  (133)          (124)          (110)
------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                  266            367            197
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                   50             23             (5)
Cash at beginning of year                                                         49             26             31
------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                          $    99        $    49        $    26
==================================================================================================================

Supplemental Information:
Cash paid during the year for:
  Interest                                                                   $   770        $   631        $   645
  Income taxes                                                                   245            224            189
Non-cash transactions:
  Liabilities assumed for acquisitions                                           562              -             58
------------------------------------------------------------------------------------------------------------------
See summary of significant accounting policies and notes to consolidated financial statements.

34  T E X T R O N

-------------------------------------------------------------------------------
Consolidated Statement of Changes in Shareholders' Equity

                                                           Shares outstanding<F*>                    Dollars
                                                                (In thousands)                    (In millions)
For each of the three years in the                    -------------------------------     ------------------------------
period ended December 30, 1995                          1995        1994        1993        1995        1994        1993
------------------------------------------------------------------------------------------------------------------------
$2.08 Preferred stock
Beginning balance                                        297         321         377      $    9      $    9      $   11
Conversion to common stock                               (30)        (24)        (56)         (1)          -          (2)
------------------------------------------------------------------------------------------------------------------------
Ending balance                                           267         297         321      $    8      $    9      $    9
========================================================================================================================
$1.40 Preferred stock
Beginning balance                                        126         138         153      $    7      $    7      $    8
Conversion to common stock                                (8)        (12)        (15)          -           -          (1)
------------------------------------------------------------------------------------------------------------------------
Ending balance                                           118         126         138      $    7      $    7      $    7
========================================================================================================================
Common stock
Beginning balance                                     85,497      88,413      87,563      $   12      $   12      $   11
Purchases                                             (1,734)     (3,346)          -           -           -           -
Conversion of preferred stock to
  common stock                                            81          75         151           -           -           1
Exercise of stock options                              1,091         349         695           -           -           -
Other issuances of common stock                            -           6           4           -           -           -
------------------------------------------------------------------------------------------------------------------------
Ending balance                                        84,935      85,497      88,413      $   12      $   12      $   12
========================================================================================================================
Capital surplus
Beginning balance                                                                         $  702      $  687      $  661
Conversion of preferred stock to common stock                                                  1           1           1
Exercise of stock options                                                                     47          14          25
------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                            $  750      $  702      $  687
========================================================================================================================
Retained earnings
Beginning balance                                                                         $2,518      $2,209      $1,940
Net income                                                                                   479         433         379
Dividends declared:
  Preferred stock                                                                             (1)         (1)         (1)
  Common stock (per share: $1.56 in 1995; $1.40 in 1994 and $1.24 in 1993)                  (132)       (123)       (109)
------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                            $2,864      $2,518      $2,209
========================================================================================================================
Treasury stock
Beginning balance                                                                         $  258      $   92      $   91
Exercise of stock options                                                                      -           -           1
Purchases of common stock                                                                    100         166           -
------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                            $  358      $  258      $   92
========================================================================================================================
Other
Beginning balance                                                                        $  (108)    $   (52)    $   (52)
Currency translation adjustment                                                                5           1         (23)
Securities valuation adjustment                                                              216<F**>    (71)         11
Pension liability adjustment                                                                   3           -          (3)
Shares allocated to ESOP participants' accounts                                               13          14          15
------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                            $  129     $  (108)    $   (52)
========================================================================================================================

 <F*>Shares issued at the end of 1995, 1994, 1993 and 1992 were as follows (in thousands): $2.08 Preferred - 336; 366;
     390 and 446 shares, respectively; $1.40 Preferred - 604; 613; 625 and 640 shares, respectively; Common - 93,462;
     92,284; 91,859 and 91,007 shares, respectively.

<F**>Includes net unrealized gains relating to the transfer of all Textron's debt securities from the held to maturity category to the available for sale category of its investment portfolio ($133 million) (see Note 2 for further information about investments), partially offset by an adjustment to deferred policy acquisition costs ($73 million).

   See summary of significant accounting policies and notes to consolidated financial statements.

                                                              T E X T R O N  35

-------------------------------------------------------------------------------
Summary of Significant Accounting Policies


Principles of consolidation
The consolidated financial statements include the accounts of Textron and all of its majority- and wholly-owned subsidiaries. All significant intercompany transactions are eliminated.
     Textron consists of two borrowing groups - the Textron Parent Company Borrowing Group (comprised of all entities of Textron other than its finance and insurance subsidiaries) and Textron's finance and insurance subsidiaries. Separate financial information is presented on page 30 for the Textron
Parent Company Borrowing Group and in Note 17 on page 50 for the finance and insurance subsidiaries.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. Actual results could differ from such estimates.

Finance receivables
Interest income is recognized in revenues using the interest method. Accrual of interest income is suspended for accounts which are contractually delinquent by more than three months (commercial) or three payments (consumer). Accrual of interest on commercial loans is resumed, and suspended interest income is recognized, when loans become contractually current, whereas subsequent interest income on consumer loans is recognized when collected. Fees received and direct loan origination costs are deferred and amortized to revenues over the contractual lives of the respective loans using the interest method.
     Finance receivables are written off when they are deemed uncollectible. Commercial loans are written down to the fair value of the related collateral (less estimated costs to sell) when the collateral is repossessed or when no payment has been received for six months, unless management deems the loans collectible. Foreclosed real estate loans are transferred from finance receivables to other assets at the lower of the fair value of the related real estate (less estimated costs to sell) or the outstanding loan balance.
     Provisions for losses on finance receivables are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover the losses in the existing receivable portfolio.

Insurance operations
Recognition of revenues and expenses
Premiums from individual disability insurance are recognized in revenues when due. Benefits and expenses relating to individual disability insurance are recognized over the life of the contracts through the establishment of reserves for future policy benefits and the amortization of deferred policy acquisition costs. For investment products, revenues consist of policy and surrender charges assessed during the year. Unearned insurance premiums are deferred and subsequently recognized in revenues over the lives of the policies.

Deferred policy acquisition costs
Costs which vary with and are related primarily to the production of new business, are deferred to the extent they are deemed recoverable from future profits. For disability insurance, these costs are amortized in proportion to premiums over the estimated lives of the policies. For investment products, these costs are amortized in proportion to estimated profits.

Insurance reserves and claims
Policy reserves represent the portion of premiums received, accumulated with interest, to provide for future claims. Such reserves for individual disability insurance products are based on Textron's withdrawal, morbidity, and mortality experience. Claim reserves are established for future payments not yet due on claims already incurred, primarily relating to individual disability insurance. Other policyholder funds represent amounts accumulated under deferred contracts to provide annuities in the future.

Investments
Securities carried at amortized cost and classified in Textron's held to maturity category are those which Textron has both the ability and positive intent to hold to maturity. Securities classified in the available for sale category are carried at estimated fair value and consist of those securities which Textron intends to hold for an indefinite period of time but not necessarily to maturity. Unrealized gains and losses related to securities available for sale, net of applicable income taxes, are reported as a separate component of shareholders' equity.
     Net realized gains or losses resulting from sales or calls of investments are included in revenues. The cost of securities sold is determined primarily on the specific identification method.


36  T E X T R O N

-------------------------------------------------------------------------------


Inventories
Inventories are carried at the lower of cost or market.

Long-term contracts and programs
Sales under fixed-price contracts and programs are generally recorded as deliveries are made. Sales under cost reimbursement-type contracts are recorded as costs are incurred and fees are earned. Certain contracts are awarded on a fixed-price incentive fee basis. Incentive fees on such contracts are considered when estimating revenues and profit rates and are recorded when the amounts can reasonably be determined. Profits expected to be realized on long-term contracts and programs are based on estimates of total sales value and costs at completion. (Cost of sales under programs is determined on a program-average method and is computed as a percentage of the sale price of the units being sold under the program.) Such estimates are reviewed and revised periodically throughout the lives of the contracts and programs. Revisions to contract profits are recorded in the accounting period in which the revisions are made. Revisions to program profits are recorded over the balance of the programs. Estimated losses on contracts and programs are recorded when identified.
     Program accounting has evolved in practice as a method of accounting for the costs of certain products manufactured under production-type contracts in connection with long-term programs. The program method, with origins prior to the issuance in 1981 of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and used by a limited number of companies (mainly commercial airframe manufacturers), consists of estimating the entire quantity of units to be produced over the life of a program and the related revenues, costs, and profits to be realized and recognizing those profits throughout that period. The program method has been used by Textron in accounting for its subcontract work under the Airbus A330/340 commercial aircraft program, because the criteria required for its use are present - that is, (a) at the beginning of the program (in 1988) Textron did not yet have firm orders that would, by themselves, recover all of the initial investment in design, development, tooling, and early production effort and (b) Textron has the ability to make reasonably dependable estimates of the number of units to be produced, the period of time over which they will be delivered, and the associated costs and selling prices.
     Textron does not use the program method of accounting in connection with any of its government contracts.

Property, plant and equipment
The cost of property, plant and equipment is being depreciated based on the estimated useful lives of the assets.
     In 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121), which Textron is required to implement beginning in 1996. An impairment loss must be recognized to the extent the carrying value of an asset, including any goodwill relating to the asset, exceeds the fair value of the asset. The adoption of FAS 121 is not expected to have a material effect on Textron's results of operations.

Goodwill
Goodwill related to Textron's manufacturing operations is being amortized on the straight-line method over periods ranging from 20 to 40 years. Goodwill related to Textron's finance and insurance subsidiaries is being amortized on the straight-line method over 25 years.
     Goodwill is reviewed periodically for impairment by comparing the carrying amount to the estimated future undiscounted cash flows of the businesses acquired. If this review indicates that goodwill will not be recoverable, Textron would reduce the carrying amount of the goodwill to its fair value - generally based on future discounted cash flows - by a noncash charge to earnings.

Income per common share
Income per common share is based on average common shares outstanding during each year assuming full conversion of outstanding preferred stock and exercise of stock options. Such average shares were 86,894,000 in 1995; 90,119,000 in 1994 and 90,052,000 in 1993.

Translation of foreign currencies, foreign exchange transactions and foreign currency exchange contracts
Adjustments resulting from the translation of the financial statements of most of Textron's foreign operations are excluded from the determination of its income and accumulated in a separate component of shareholders' equity until the entity is sold or substantially liquidated.


                                                              T E X T R O N  37

-------------------------------------------------------------------------------

     Foreign exchange gains and losses included in income (which relate principally to transactions denominated in foreign currencies) have not been material.
     Textron's exposure to foreign exchange rate risk is not significant due to the diversification of its operations among various divisions and geographic locations, there being no one significant foreign operation and no significant exposure to highly inflationary currencies. Textron enters into forward exchange contracts to hedge the risk associated with currency fluctuations on certain firm sales and purchase commitments denominated in foreign currencies. The gains and losses resulting from the impact of currency exchange rate movements on these contracts are recorded when the underlying transactions occur. Textron had open foreign currency forward exchange contracts totaling approximately $191 million and $110 million at December 30, 1995 and December 31, 1994, respectively. The unrealized losses relating to these contracts aggregated $6 million and $12 million at December 30, 1995 and December 31, 1994, respectively.

Interest rate exchange agreements
Textron's interest rate exchange agreements are accounted for on the accrual basis. Certain of the agreements are designated against specific long-term variable rate borrowings and the balance is designated against existing short-term borrowings, through their maturity, and the anticipated short-term borrowings which will replace the existing borrowings. Textron continuously monitors the level of short-term borrowings to ensure that there is a high degree of probability that its short-term borrowings will remain at a level in excess of the notional amount of the designated agreements. If Textron were to determine it probable that the level of anticipated short-term borrowings will at any time be less than the notional amount of designated agreements, any excess would be marked to market and the associated gain or loss recorded in income.
     Premiums paid to terminate any such agreements are deferred and subsequently amortized to expense over the original terms of the agreements. Upon early extinguishment of any of the underlying debt originally hedged, unamortized premiums are recognized as an adjustment to the gain or loss on such early extinguishment.

Income taxes
Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are expected to be realized or settled.

Environmental remediation
Environmental liabilities are recorded based on the most probable cost if known or on the estimated minimum cost, determined on a site by site basis. Textron's environmental liabilities are undiscounted and do not take into consideration any possible future insurance proceeds or any significant amounts of claims against other third parties.

-------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

1 Investments

                                                                                                      December 30,   December 31,
(In millions)                                                                                                 1995           1994
---------------------------------------------------------------------------------------------------------------------------------
Debt securities available for sale, at estimated fair value
  (amortized cost: $5,006 and $2,556)                                                                       $5,436<F*>     $2,437
Marketable equity securities, at market (cost: $49 and $54)                                                     56             74
---------------------------------------------------------------------------------------------------------------------------------
  Securities available for sale                                                                              5,492          2,511
Debt securities to be held to maturity, at amortized cost (estimated fair value: $2,294)                         -<F*>      2,470
First mortgages on real estate, at cost (estimated fair value: $345 and $197)                                  311            191
Insurance policy loans and other investments, at cost
  (estimated fair value: $140 and $129)                                                                        123            122
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            $5,926         $5,294
=================================================================================================================================

<F*>Textron, in accordance with the "Guide to Implementation of Statement 115 on Accounting for Certain Investments and Debt
    Securities," reviewed its portfolio and transferred all its debt securities from the held to maturity category ($2.6 billion) to the available for sale category as of December 1, 1995. The net unrealized gains, net of applicable income taxes, relating to the securities reclassified at that date, were recorded as an increase to shareholders' equity. The transfer had no effect on Textron's net income or cash flows.


38  T E X T R O N

-------------------------------------------------------------------------------


     The amortized cost and estimated fair value of securities at the end of 1995 and 1994 were as follows:

                                                                               Gross          Gross
                                                            Amortized     unrealized     unrealized      Estimated
(In millions)                                                    cost          gains         losses     fair value
------------------------------------------------------------------------------------------------------------------
December 30, 1995
Obligations of U.S., foreign and other governments
  and government agencies                                      $  758           $109         $    2         $  865
Public utility securities                                         709             60              -            769
Corporate securities                                            2,938            241             13          3,166
Mortgage-backed securities<F*>                                    601             36              1            636
Marketable equity securities                                       49              7              -             56
------------------------------------------------------------------------------------------------------------------
                                                               $5,055           $453         $   16         $5,492
==================================================================================================================
December 31, 1994
Securities available for sale:
Obligations of U.S., foreign and other governments
  and government agencies                                      $  420           $  5         $   12         $  413
Public utility securities                                         271              2             20            253
Corporate securities                                            1,055             16             62          1,009
Mortgage-backed securities<F*>                                    810              9             57            762
Marketable equity securities                                       54             22              2             74
------------------------------------------------------------------------------------------------------------------
                                                                2,610             54            153          2,511
------------------------------------------------------------------------------------------------------------------
Securities to be held to maturity:
Obligations of U.S., foreign and other governments
  and government agencies                                         347              2             16            333
Public utility securities                                         501              1             39            463
Corporate securities                                            1,622             15            139          1,498
------------------------------------------------------------------------------------------------------------------
                                                                2,470             18            194          2,294
------------------------------------------------------------------------------------------------------------------
                                                               $5,080           $ 72         $  347         $4,805
==================================================================================================================

<F*>A substantial portion of these securities is guaranteed by the U.S. Government or U.S. Government agencies.

     The amortized cost and estimated fair value of debt securities at the end of 1995 by contractual maturity date, were as follows:

                                             Amortized      Estimated
(In millions)                                     cost     fair value
---------------------------------------------------------------------
Due in 1996                                     $  282         $  282
Due 1997 to 2000                                   511            548
Due 2001 to 2005                                 1,290          1,370
Due after 2005                                   2,322          2,600
---------------------------------------------------------------------
                                                 4,405          4,800
---------------------------------------------------------------------
Mortgage-backed securities                         601            636
---------------------------------------------------------------------
                                                $5,006         $5,436
=====================================================================

     Gross realized gains and losses from sales of securities classified as available for sale were $105 million and $13 million, respectively, in 1995 and $32 million and $4 million, respectively, in 1994. Investments in the held to maturity category with an aggregate amortized cost of $8 million and $10 million in 1995 and 1994, respectively, were sold due to significant deterioration in the issuers' creditworthiness. Gross gains and losses realized on sales of debt securities were $14 million and $3 million, respectively, in 1993. Net realized gains resulting from sales of marketable equity securities were $9 million in 1993.


                                                              T E X T R O N  39

-------------------------------------------------------------------------------


2 Finance Receivables

Contractual maturities of finance receivables outstanding at the end of 1995 and total finance receivables outstanding at that date and at the end of 1994 were as follows:

                                                                                                            Finance receivables
                                                       Contractual maturities                Less               outstanding
                                                ------------------------------------        finance         ---------------------
(In millions)                                     1996           1997     After 1997        charges           1995           1994
---------------------------------------------------------------------------------------------------------------------------------
Consumer:
Consumer loans                                  $1,775         $1,227         $1,240         $1,221         $3,021         $2,722
Real estate loans                                  721            511          3,804          2,523          2,513          2,415
Retail installment contracts                       904            523            365            656          1,136          1,107
Other                                              125             87             77             25            264             92
---------------------------------------------------------------------------------------------------------------------------------
                                                 3,525          2,348          5,486          4,425          6,934          6,336
---------------------------------------------------------------------------------------------------------------------------------
Commercial:
Installment contracts                              403            307            621            236          1,095            977
Real estate loans                                   78             83            268              3            426            440
Finance leases                                     154            154            342            127            523            523
Leveraged leases                                     9             16            613            311            327            321
Floorplan and other receivables                    429             53            119             12            589            487
---------------------------------------------------------------------------------------------------------------------------------
                                                 1,073            613          1,963            689          2,960          2,748
---------------------------------------------------------------------------------------------------------------------------------
                                                $4,598         $2,961         $7,449         $5,114          9,894          9,084
------------------------------------------------===================================================------------------------------
Less allowance for credit losses                                                                               270            250
Less finance-related insurance reserves
  and claims                                                                                                   262            251
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            $9,362         $8,583
=================================================================================================================================

     The maximum term over which consumer loans and retail installment contracts are written is ten years, but approximately 90% of these loans are written with terms of four years or less. Consumer real estate loans are written with a maximum term of 15 years. Nonearning consumer loans were $115 million at the end of 1995.
     Commercial installment contracts have initial terms generally ranging from one to 12 years. Commercial real estate loans have initial terms generally ranging from three to five years. Finance leases have initial terms generally up to 12 years. Nonearning commercial loans were $99 million at the end of 1995.
     Accounts are often repaid or refinanced prior to contractual maturity. Accordingly, the foregoing tabulation should not be regarded as a forecast of future cash collections. In 1995 and 1994, cash collections of receivables (excluding finance charges) were $5.7 billion and $4.7 billion, respectively. The ratio of cash collections to average net receivables was approximately
63% and 58%, respectively.
     Textron had both fixed rate and variable rate loan commitments in the amount of $698 million at December 30, 1995. Generally, interest rates on these commitments are not set until the loans are funded; therefore, Textron is not exposed to interest rate changes.

3 Long-term Contract and Program Receivables

Long-term contract and program receivables at December 30, 1995 and December 31, 1994 aggregated $175 million and $153 million, respectively, including $81 million and $69 million, respectively, of unbilled costs and accrued profits on long-term contracts for which the contractual criteria for billing had not yet been met. An estimated $40 million and $53 million, respectively, of the unbilled amounts are not expected to be collected within one year. There are no significant amounts included in receivables which represent balances billed but unpaid under contractual retainage provisions or significant long-term contract receivables subject to uncertainty as to collection.

4 Inventories

                                          December 30,   December 31,
(In millions)                                     1995           1994
---------------------------------------------------------------------
Finished goods                                  $  352         $  288
Work in process                                    911            948
Raw materials                                      217            212
---------------------------------------------------------------------
                                                 1,480          1,448
Less progress and advance payments                 196            237
---------------------------------------------------------------------
                                                $1,284         $1,211
=====================================================================


40  T E X T R O N

-------------------------------------------------------------------------------


     Inventories aggregating $754 million at December 30, 1995 and $664 million at December 31, 1994 were valued by the last-in, first-out (LIFO) method. (Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $139 million and $144 million higher at those respective dates.) The remaining inventories, other than those related to certain long-term contracts and programs, are valued generally by the first-in, first-out method.
     Inventories related to long-term contracts and programs, net of progress and advance payments, were $393 million at December 30, 1995 and $451 million at December 31, 1994. Such inventories include unamortized tooling and deferred learning costs - $171 million at December 30, 1995; $176 million at December 31, 1994; and $162 million at January 1, 1994 - relating to Textron's subcontract work under the Airbus A330/340 program. Textron has been using a program size of 400 aircraft in accounting for this program since its inception. It had firm orders as of the end of 1995 from its two customers under the program, both of which are members of the consortium producing the aircraft and each of which is producing different sections of the wings for the aircraft, covering 191 and 207 sets of wing components, respectively; the corresponding orders as of the end of 1994 were 150 and 207, respectively, and as of the end of 1993 were 114 and 157, respectively. (Airbus Industrie had firm orders as of the end of 1995 for 274 A330/340s.) Textron has delivered 147 units to one customer and 140 units to the other customer through the end of 1995; deliveries in 1995 were 27 and 34 units, in 1994 were 36 and 42 units, and in 1993 were 33 and 30 units. Current customer delivery schedules call for completion of deliveries of the 400 units in the year 2001.
     The portion of the unamortized tooling and deferred learning costs that would not be absorbed in cost of sales based on firm orders to Textron at December 30, 1995 - that is, assuming the Airbus A330/340 aircraft program were to be canceled after Textron completed deliveries under those orders - was $154 million (the corresponding amounts at the end of 1994 and 1993 were $157 million and $185 million, respectively). Textron continues to believe that in light of the orders to date, the outlook for the aircraft in the marketplace, and the customer contractual arrangements that exist on this program, it will recover all such costs.
     As to government contracts, inventory costs also include general and administrative expenses ($14 million at December 30, 1995; $30 million at December 31, 1994), substantially all of which are clearly related to production.

5 Property, Plant and Equipment

                                          December 30,   December 31,
(In millions)                                     1995           1994
---------------------------------------------------------------------
At cost:
Land and buildings                              $  760         $  704
Machinery and equipment                          2,300          1,999
---------------------------------------------------------------------
                                                 3,060          2,703
Less accumulated depreciation                    1,652          1,450
---------------------------------------------------------------------
                                                $1,408         $1,253
=====================================================================

6 Insurance Reserves and Claims

                                          December 30,   December 31,
(In millions)                                     1995           1994
---------------------------------------------------------------------
Paul Revere:
  Future policy benefits                        $1,371         $1,193
  Unpaid claims and claim expenses               1,852          1,576
  Other policyholder funds                       1,876          1,714
Other                                              259            202
---------------------------------------------------------------------
                                                $5,358         $4,685
=====================================================================

     Establishment of insurance reserves requires making various actuarial assumptions. While actual experience could differ from the assumed actuarial experience underlying its policy and claim reserves, Textron believes that these reserves have been determined on reasonable bases and are adequate. The continued decline in market interest rates and/or the absence of morbidity improvements, could result in adjustments to reserve amounts and deferred costs. Paul Revere has undertaken underwriting and claims management measures to mitigate the impact of these potential occurrences.


                                                              T E X T R O N  41

-------------------------------------------------------------------------------


7 Debt and Credit Facilities

The Textron Parent Company Borrowing Group and Textron's finance and insurance subsidiaries are independent borrowers, and, accordingly, their debt is supported by their own respective assets and cash flows. At the end of 1995 and 1994, debt consisted of the following:

                                                                        December 30,   December 31,
(In millions)                                                                   1995           1994
---------------------------------------------------------------------------------------------------
Textron Parent Company Borrowing Group:
Senior:
Borrowings under or supported by long-term credit facilities<F*>             $   882         $  432
8.75% - 10.04%; due 1996 to 2022                                                 254            241
Medium-term notes; due 1996 to 2011 (average rate - 9.3%)                        333            357
Variable rate notes due 2000 to 2002 (average rate - 6.7%)                       150            365
Other notes (average rate - 6.0%)                                                126            158
---------------------------------------------------------------------------------------------------
    Total senior                                                               1,745          1,553
---------------------------------------------------------------------------------------------------
Subordinated - 8.86% - 8.97%; due 1998 to 1999                                    29             29
---------------------------------------------------------------------------------------------------
    Total Textron Parent Company Borrowing Group                               1,774          1,582
---------------------------------------------------------------------------------------------------

Finance and insurance subsidiaries:
Senior:
Borrowings under or supported by credit facilities<F**>                        3,462          3,392
4.93% - 5.91%; due 1996 to 2000                                                  896          1,322
6% - 7.99%; due 1996 to 2002                                                   2,550          1,509
8% - 9.82%; due 1996 to 2000                                                     834            710
10.4% - 11.85%; due 1996 to 1998                                                 101            267
Variable rate notes due 1996 to 2000 (average rate - 6.1%)                       597            543
---------------------------------------------------------------------------------------------------
    Total senior                                                               8,440          7,743
---------------------------------------------------------------------------------------------------
Senior subordinated - 10.28% - 11.56%; due 1996 to 1998                           35             39
---------------------------------------------------------------------------------------------------
    Total finance and insurance subsidiaries                                   8,475          7,782
---------------------------------------------------------------------------------------------------
    Total debt                                                               $10,249         $9,364
===================================================================================================

 <F*>The weighted average interest rates on these borrowings, before consideration of the effect of interest rate exchange agreements, at the end of 1995, 1994, and 1993 were 6.1%, 6.2%, and
     3.6%, respectively. The corresponding weighted average interest rates on these borrowings during the years 1995, 1994, and 1993 were 6.1%, 4.4%, and 3.4%, respectively.

<F**>The weighted average interest rates on these borrowings, before consideration of the effect of interest rate exchange agreements, at the end of 1995, 1994, and 1993 were 6.3%, 6.1%, and
     3.7%, respectively. The corresponding weighted average interest rates on these borrowings during the years 1995, 1994, and 1993 were 6.4%, 4.7%, and 3.7%, respectively.

     Required payments and sinking fund requirements during the next five years on debt outstanding at December 30, 1995 (excluding amounts that might become payable under credit facilities and revolving credit agreements) are as follows:

(In millions)                                     1996           1997           1998           1999           2000
------------------------------------------------------------------------------------------------------------------
Textron Parent Company Borrowing Group          $   62           $ 66           $ 20           $ 52         $  134
Finance and insurance subsidiaries               1,001            713            972            651          1,277
------------------------------------------------------------------------------------------------------------------
                                                $1,063           $779           $992           $703         $1,411
==================================================================================================================

     The Textron Parent Company Borrowing Group maintains credit facilities with various banks for borrowing funds on both a short- and a long-term basis. It has a credit agreement with 36 banks aggregating $1.5 billion which is available on a fully revolving basis until July 1, 2000. The portion of the credit facility not used or reserved as support for commercial paper or bank borrowings at December 30, 1995 was $681 million.
     Textron's finance subsidiaries have lines of credit with various banks aggregating $4.4 billion at December 30, 1995. The subsidiaries' lines of credit not used or reserved as support for commercial paper or bank borrowings at December 30, 1995 were $322 million.


42  T E X T R O N

-------------------------------------------------------------------------------


     The amount of the net assets of Textron's finance and insurance subsidiaries available for cash dividends and other payments to the Textron Parent Company Borrowing Group is restricted by the terms of lending agreements and insurance statutory requirements. As of December 30, 1995, approximately $376 million of their net assets of $2.6 billion was available to be transferred to the Textron Parent Company Borrowing Group pursuant to these restrictions. The finance subsidiaries' loan agreements also contain restrictions regarding additional debt, the creation of liens or guarantees, and the making of investments.

Interest rate exchange agreements

As part of managing its interest rate risk, Textron utilizes interest rate exchange agreements. The objective is not to speculate for profit, but, rather, is to convert variable rate debt into fixed rate debt, with respect to specific designated borrowings. These agreements do not involve a high degree of complexity or risk. During 1995, the finance subsidiaries had $759 million of interest rate exchange agreements go into effect. The agreements in effect at the end of 1995 and 1994, which had weighted average original terms of 8.3 years at both dates for the Textron Parent Company Borrowing
Group and 3.2 years and 3.5 years, respectively, for the finance subsidiaries, had the effect of fixing the rate of interest on variable rate borrowings as follows:

                                                                December 30, 1995            December 31, 1994
------------------------------------------------------------------------------------------------------------------
Interest rate exchange agreements                                           Weighted                      Weighted
                                                            Notional         average       Notional        average
(Dollars in millions)                                         amount   interest rate         amount  interest rate
------------------------------------------------------------------------------------------------------------------
Textron Parent Company Borrowing Group                        $  602<F*>        8.80%        $  571           8.79%
Finance subsidiaries                                           1,338<F**>       7.79            824           8.12
------------------------------------------------------------------------------------------------------------------
                                                              $1,940            8.10         $1,395           8.40
==================================================================================================================

 <F*>$150 million of the Textron Parent Company Borrowing Group's interest rate exchange agreements were designated against specific long-term variable rate notes and the balance was designated against existing and anticipated short-term variable rate borrowings. The effect of these agreements on the average rate of interest on the related borrowings was to adjust those rates on the long-term variable rate notes from an average of 6.7% to 9.0% and on the short-term variable rate borrowings from 6.1% to 8.6%. The interest rate exchange agreements in effect at the end of 1995 expire as follows: $172 million (8.7%) in 1996, $24 million
     (6.7%) in 1997, $100 million (9.0%) in 1998, and $306 million (8.9%) after 1999.

<F**>$275 million of the finance subsidiaries interest rate exchange agreements were designated against specific long-term variable rate notes and the balance was designated against existing and anticipated short-term variable rate borrowings. The effect of these agreements on the average rate of interest on the related borrowings was to adjust those rates on the long-term variable rate notes from an average of 6.1% to 6.5% and on the short-term variable rate borrowings from 6.4% to 8.2%. The interest rate exchange agreements in effect at the end of 1995 expire as follows: $341 million (8.8%) in 1996, $260 million (8.6%) in 1997, $460 million
     (7.4%) in 1998, $262 million (6.5%) in 1999, and $15 million (6.7%) thereafter.

     The finance subsidiaries have interest rate exchange agreements that have the effect of exchanging the indices used to determine interest expense under certain variable rate borrowings for the purpose of better matching the rate of interest incurred on their financing with the rate of interest earned on certain of their variable rate finance receivables. At the end of 1995, $250 million of such agreements were in effect. The agreements expire in 1996. Also, the finance subsidiaries have fixed-pay interest rate exchange agreements which become effective in 1996. These agreements expire through 1999 and will fix the rate of interest at 8.1% on $204 million of variable rate borrowings. The agreements will mitigate the exposure to increases in interest rates primarily by replacing maturing fixed-pay swap agreements and fixed-rate notes.
     Textron did not have any exposure to loss in the event of nonperformance by the counterparties to its interest rate exchange agreements at either December 30, 1995 or December 31, 1994. While Textron may become exposed to loss for the periodic settlement of amounts due from counterparties in the event of nonperformance, Textron does not anticipate nonperformance by any of those parties. Textron believes that such risk is minimized by entering into contracts only with major, financially sound counterparties having no less than a long-term bond rating of "A," continuously monitoring the credit ratings of such counterparties, and limiting the amount of agreements entered into with any one financial institution. The amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties obligations under the contracts exceed the obligations of Textron to the same counterparties.


                                                              T E X T R O N  43

-------------------------------------------------------------------------------


8 Shareholders' Equity

Preferred stock
Each share of $2.08 Preferred Stock ($23.63 approximate stated value) is convertible into 2.2 shares of common stock and is redeemable by Textron at $50 per share.
     Each share of $1.40 Preferred Dividend Stock ($11.82 approximate stated value) is convertible into 1.8 shares of common stock and is redeemable by Textron at $45 per share.

Preferred stock purchase rights
One-half of a Preferred Stock Purchase Right (Right) is attached to each outstanding share of common stock. Each whole Right entitles the holder to buy one unit of Series C Junior Participating Preferred Stock at an exercise price of $175. The Rights will become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial block of Textron's common stock. If certain additional events then occur, each whole Right will allow holders of units to acquire common stock of Textron, or in some cases of an acquiring entity, having a value equal to twice the exercise price. The Rights expire in March 1996.
     In September 1995, Textron's Board of Directors approved the issuance of new Preferred Stock Purchase Rights (New Rights) to replace the existing Rights when they expire. One New Right will be attached to each outstanding share of common stock and, when exercisable, will entitle the holder to buy one one-hundredth of a share of Series C Junior Participating Preferred Stock at an exercise price of $250. The New Rights expire in September 2005, but may be redeemed earlier at a price of $.05 per Right.

Stock options and performance awards

In April 1994, Textron's shareholders approved the adoption of the 1994
Long-Term Incentive Plan which authorizes the granting of awards to key employees in the following forms: (a) performance share units and (b) options to purchase Textron common stock at an exercise price equal to the fair value of the stock at the date of grant. The total number of shares of common stock for which options may be granted under the Plan is 5,000,000. Stock option transactions during 1995 are summarized as follows:

(Shares in thousands)                                                         Shares  Average price
---------------------------------------------------------------------------------------------------
Shares under option at beginning of year                                       4,696         $44.31
Options granted                                                                1,062          72.11
Options exercised (349 shares in 1994 and 701 shares in 1993)                 (1,098)         38.26
Options canceled                                                                (102)         51.13
---------------------------------------------------------------------------------------------------
Shares under option at end of year                                             4,558          52.09
===================================================================================================
Shares exercisable at end of year (2,957 shares in 1994)                       2,944          45.38
===================================================================================================

Reserved shares

Shares of common stock reserved at December 30, 1995 for the subsequent conversion of preferred stock and the exercise of stock options were as follows:

(In thousands)                                                                Shares
------------------------------------------------------------------------------------
$2.08 Cumulative Convertible Preferred Stock, Series A<F*>                       739
$1.40 Convertible Preferred Dividend Stock, Series B<F*>                       1,088
Options granted to employees                                                   4,558
------------------------------------------------------------------------------------
                                                                               6,385
====================================================================================

<F*>Includes shares issuable upon conversion of shares of preferred stock held as treasury shares.

9 Leases

Rental expense was approximately $119 million, $124 million, and $128 million in 1995, 1994, and 1993, respectively. Future minimum rental commitments for all noncancellable operating leases in effect at December 30, 1995 approximated $83 million for 1996, $64 million for 1997, $47 million for 1998, $34 million for 1999, $25 million for 2000, and a total of $144 million thereafter.

44  T E X T R O N

-------------------------------------------------------------------------------


10 Research and Development

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

     The costs related to research and development activities for which Textron is at risk are expensed as incurred and include amounts for (a) company initiated programs and (b) the cost sharing portions of, and any losses incurred on, customer initiated programs. These costs for 1995, 1994, and 1993 were as follows:

(In millions)                                     1995           1994           1993
------------------------------------------------------------------------------------
Company funded                                    $181           $187           $195
Customer funded                                    475            424            319
------------------------------------------------------------------------------------
  Total research and development costs            $656           $611           $514
====================================================================================

11 Pension Benefits

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

     Pension cost (income) in 1995, 1994, and 1993 included the following components:

(In millions)                                                    1995           1994           1993
---------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                  $  59          $  72          $  67
Interest cost on projected benefit obligation                     216            205            188
Actual return on plan assets                                     (758)           (25)          (370)
Amortization of unrecognized transition net asset                 (18)           (16)           (16)
Net amortization and deferral of actuarial gains (losses)         486           (235)           134
---------------------------------------------------------------------------------------------------
    Net pension cost (income)                                   $ (15)         $   1          $   3
===================================================================================================

     The following table sets forth the funded status of Textron's pension plans at December 30, 1995 and December 31, 1994.

                                                                              December 30, 1995             December 31, 1994
---------------------------------------------------------------------------------------------------------------------------------
                                                                              Assets    Accumulated         Assets    Accumulated
                                                                              exceed       benefits         exceed       benefits
                                                                         accumulated         exceed    accumulated         exceed
(In millions)                                                               benefits         assets       benefits         assets
---------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                                                   $2,182         $  426         $1,806         $  519
  Nonvested benefit obligation                                                    94             35             78             35
---------------------------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                               2,276            461          1,884            554
  Additional amounts related to projected pay increases                          264             23            207             17
---------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                                   2,540            484          2,091            571
Plan assets at fair value                                                      3,266            373          2,669            449
---------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) projected
  benefit obligation                                                             726           (111)           578           (122)
Unrecognized net actuarial gains                                                (304)           (26)          (171)           (19)
Unrecognized prior service cost                                                   16             58             16             61
Unrecognized transition net asset                                               (135)            (1)          (151)            (3)
Adjustment required to recognize minimum liability                                 -            (24)             -            (27)
---------------------------------------------------------------------------------------------------------------------------------
    Net pension asset (liability) recognized on the
      consolidated balance sheet                                              $  303         $ (104)        $  272         $ (110)
=================================================================================================================================


                                                              T E X T R O N  45

-------------------------------------------------------------------------------


     Major actuarial assumptions used in the accounting for the defined benefit pension plans are shown in the following table. Net pension cost (income) is determined using these factors as of the end of the prior year; the funded status of the plans is determined using the discount rate and rate of compensation increase as of the end of the current year.

                                                         December 30,   December 31,     January 1,     January 2,
                                                                 1995           1994           1994           1993
------------------------------------------------------------------------------------------------------------------
Discount rate                                                    7.25%          8.25%          7.25%          8.00%
Weighted average long-term rate of compensation increase         5.00           5.00           5.00           5.50
Long-term rate of return on plan assets                          9.00           9.00           9.00           9.00
==================================================================================================================

12 Employee Benefits Other than Pensions

Textron and certain of its subsidiaries have a number of defined contribution savings and other retirement plans, covering both salaried and hourly employees. Costs relating to these plans, which are generally funded as accrued, amounted to approximately $36 million, $37 million, and $33 million for 1995, 1994, and 1993, respectively, of which $14 million, $18 million, and $17 million related to the employee stock ownership plan for 1995, 1994, and 1993, respectively.

     Textron provides certain health care and life insurance benefits for certain retired employees. Postretirement benefit costs other than those related to pensions in 1995, 1994, and 1993 included the following components:

(In millions)                                                                   1995           1994           1993
------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                                   $ 5            $ 9            $ 9
Interest cost on accumulated postretirement benefit obligation                    59             62             68
Net amortization                                                                 (14)           (10)            (6)
------------------------------------------------------------------------------------------------------------------
     Postretirement benefit costs                                                $50            $61            $71
==================================================================================================================

     Textron's postretirement benefit plans other than pensions currently are not funded. The following table sets forth the status of these plans at the end of 1995 and 1994:

                                                                                       December 30,   December 31,
(In millions)                                                                                  1995           1994
------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefits attributed to:
  Retirees                                                                                     $622           $613
  Fully eligible active plan participants                                                        91             77
  Other active plan participants                                                                 97             89
------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                                                   810            779
Unrecognized net actuarial gains                                                                104            148
Unrecognized prior service cost benefit                                                          24             24
------------------------------------------------------------------------------------------------------------------
    Postretirement benefit liability recognized on the consolidated balance sheet              $938           $951
==================================================================================================================

     An assumed discount rate of 8.25% and 7.25% was used to determine postretirement benefit costs other than pensions for 1995 and 1994, respectively. An assumed discount rate of 7.25% and 8.25% was used to determine the status of Textron's plans at December 30, 1995 and December 31, 1994, respectively. The weighted average annual assumed rate of increase in the per capita cost of covered benefits (that is, the health care cost trend rate) is 7% for retirees age 65 and over and 11% for retirees under age 65 in 1996, and both rates are assumed to decrease gradually to 5.5% until 2001 and 2003, respectively, and remain at that rate thereafter. Increasing these rates by one percentage point in each year would have increased the accumulated postretirement benefit obligation as of December 30, 1995 by $61 million and increased the aggregate of the service and interest cost components of postretirement benefit costs for 1995 by $5 million.


46  T E X T R O N

-------------------------------------------------------------------------------


13 Income Taxes

Textron files a consolidated federal income tax return which includes all U.S. subsidiaries. Separate returns are filed for Textron's foreign subsidiaries.

     Income before income taxes is summarized as follows:

(In millions)                                     1995           1994           1993
------------------------------------------------------------------------------------
United States                                     $568           $543           $471
Foreign                                            245            211            145
------------------------------------------------------------------------------------
  Total                                           $813           $754           $616
====================================================================================

Income taxes are summarized as follows:

(In millions)                                     1995           1994           1993
------------------------------------------------------------------------------------
Current:
  Federal                                         $119           $114           $129
  State                                             44             31             30
  Foreign                                           66             71             47
------------------------------------------------------------------------------------
                                                   229            216            206
------------------------------------------------------------------------------------
Deferred:
  Federal                                           86             80             27
  State                                            (10)             4              1
  Foreign                                           16              8              -
------------------------------------------------------------------------------------
                                                    92             92             28
------------------------------------------------------------------------------------
    Total                                         $321           $308           $234
====================================================================================

     Following is a reconciliation of the federal statutory income tax rate to the effective income tax rate as reflected in the consolidated statement of income:

                                                  1995           1994           1993
------------------------------------------------------------------------------------
Federal statutory income
  tax rate                                        35.0%          35.0%          35.0%
Increase (decrease) in
  taxes resulting from:
    State income taxes                             2.8            3.0            3.3
    Goodwill                                       2.5            5.3            3.0
    Effect of tax rate
      change on net
      deferred tax asset                             -              -           (1.4)
    Other - net                                    (.8)          (2.5)          (1.9)
------------------------------------------------------------------------------------
    Effective income
      tax rate                                    39.5%          40.8%<F*>      38.0%
====================================================================================

<F*>The increase in the effective income tax rate is due primarily to the impact of the nontax deductibility of goodwill related to the sale of the Lycoming Turbine Engine division.

     Textron's net deferred tax asset (liability) consisted of gross deferred tax assets and gross deferred tax liabilities of $1,414 million and $1,430 million, respectively, at December 30, 1995 and $1,373 million and $1,174 million, respectively, at December 31, 1994.

     The components of Textron's net deferred tax asset (liability) as of December 30, 1995 and December 31, 1994 were as follows:

                                                                        December 30,   December 31,
(In millions)                                                                   1995           1994
---------------------------------------------------------------------------------------------------
Obligation for postretirement benefits other than pensions                     $ 371          $ 371
Finance subsidiary transactions, principally leasing                            (324)          (295)
Insurance policy acquisition costs                                              (253)          (253)
Other insurance liabilities                                                      162            171
Investment valuation                                                            (161)             -
Fixed assets, principally depreciation                                          (146)          (123)
Deferred compensation and vacation pay                                            86             66
Allowance for credit losses                                                       85             92
Liabilities for future policy benefits                                            73             63
Other, principally timing of other expense deductions                             91            107
---------------------------------------------------------------------------------------------------
                                                                               $ (16)         $ 199
===================================================================================================

     Deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries which aggregated approximately $644 million at the end of 1995. Management intends to reinvest such undistributed earnings for an indefinite period, except for distributions upon which incremental taxes would not be material. If all such earnings were distributed, taxes (net of foreign tax credits) would be increased by approximately $43 million, principally due to foreign withholding taxes.
     At the end of 1995, consolidated shareholders' equity included $84 million of U.S. life insurance subsidiaries' policyholders' surplus on which no income taxes have been provided. The amount of taxes which would become due if the surplus were distributed to the life insurance subsidiaries' shareholders is approximately $29 million. Under present circumstances, it is not anticipated that any of these earnings will become taxable.


                                                              T E X T R O N  47

-------------------------------------------------------------------------------


14 Fair Value of Financial Instruments

The estimated fair value amounts indicated below have been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange.

                                                    December 30, 1995             December 31, 1994
---------------------------------------------------------------------------------------------------
                                                            Estimated                     Estimated
                                              Carrying           fair       Carrying           fair
(In millions)                                    value          value          value          value
---------------------------------------------------------------------------------------------------
Assets:
  Investments                                   $5,926         $5,977         $5,294         $5,131
  Finance receivables:
    Consumer loans                               6,475          6,457          6,074          6,062
    Commercial loans                             2,050          2,087          1,846          1,862
Liabilities:
  Other policyholder funds                       1,876          1,849          1,714          1,694
  Debt:
  Textron Parent Company Borrowing Group:
    Debt                                         1,774          1,873          1,582          1,597
    Interest rate exchange agreements                -             57              -             25
  Finance and insurance subsidiaries:
    Debt                                         8,475          8,595          7,782          7,686
    Interest rate exchange agreements                -              5              -            (25)
  Foreign currency exchange contracts                -              6              -             12
---------------------------------------------------------------------------------------------------

Notes:
(i)   Investments - The estimated fair values of investment securities were based on quoted market prices where available, appraisals, prices from independent brokers or discounted cash flow analyses.

(ii)  Finance receivables - The estimated fair values of fixed rate consumer loans, real estate loans and commercial installment contracts were estimated based on discounted cash flow analyses. The estimated fair value of all variable rate receivables and fixed rate retail installment contracts approximated the net carrying value. The estimated fair values of nonperforming loans were based on independent appraisals, discounted cash flow analyses, using risk adjusted interest rates, or Textron valuations based upon the fair value of the related collateral.

(iii) Other policyholder funds - The estimated fair value was based on the cash surrender value of
      Paul Revere's financial products portfolio.

(iv)  Debt, interest rate exchange agreements, and foreign currency exchange contracts - The estimated fair value of fixed rate debt was determined by either independent investment bankers or discounted cash flow analyses. The fair values of variable rate debt approximated their carrying values. The estimated fair values of interest rate exchange agreements were determined by independent investment bankers and represent the estimated amounts that
      Textron or its counterparty would be required to pay to assume the other party's obligations under the agreements. The estimated fair values of the foreign currency exchange contracts were determined by Textron's foreign exchange banks.

15 Contingencies

There are pending or threatened against Textron and its subsidiaries lawsuits and other proceedings, some of which allege violations of federal government procurement regulations, involve environmental matters, or are or purport to be class actions. Among these suits and proceedings are some which seek compensatory, treble or punitive damages in substantial amounts; fines, penalties or restitution; or the remediation of allegedly hazardous wastes; or, which under federal government procurement regulations could result in suspension or debarment of Textron or its subsidiaries from U.S. Government contracting for a period of time. On the basis of information presently available, Textron believes that any liability for these suits and proceedings, or the impact of the application of such government regulations, would not have a material effect on Textron's net income or financial condition.
     Textron's accrued estimated environmental liabilities are based on assumptions which are subject to a number of factors and uncertainties which can affect the reliability and precision of such accruals, including additional sites which may be identified, environmental regulations, level of cleanup required and technologies available, number and financial condition of other contributors to remediation, and time period over which remediation, may occur. It is estimated that Textron's accrued environmental remediation liabilities will be paid primarily over the next five to ten years.


48  T E X T R O N

-------------------------------------------------------------------------------


16 Geographic and Business Segment Data

Presented below and on page 22 is selected financial information by geographic area and business segment, and a description of the nature of Textron's operations.

Geographic areas
                                                          Revenues by origin                           Income by origin
                                                ------------------------------------         ------------------------------------
(In millions)                                     1995           1994           1993           1995           1994           1993
---------------------------------------------------------------------------------------------------------------------------------
United States                                   $8,207         $8,299         $7,956         $  865         $  825         $  788
Canada                                             961            833            773            118            119             87
Asia/Pacific                                       412            231            167             64             46             35
Western Europe                                     393            318            178             63             46             23
---------------------------------------------------------------------------------------------------------------------------------
                                                $9,973         $9,681         $9,074          1,110          1,036            933
------------------------------------------------====================================---------------------------------------------

Corporate expenses and other - net                                                              (98)           (78)           (85)
Interest expense - net                                                                         (199)          (204)          (232)
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                   $  813         $  754         $  616
=================================================================================================================================

                                                     Destination of U.S. exports
                                                ------------------------------------
(In millions)                                     1995           1994           1993
------------------------------------------------------------------------------------
Western Europe                                  $  306         $  427         $  476
Asia/Pacific                                       235            161            236
Canada                                             208            252            214
Mexico                                              72            146            114
Middle East                                         43             62            113
Other locations                                    136            148            143
------------------------------------------------------------------------------------
                                                $1,000         $1,196         $1,296
====================================================================================

                                                          Identifiable assets
                                               -------------------------------------
(In millions)                                     1995           1994           1993
------------------------------------------------------------------------------------
United States                                  $18,395        $16,827        $16,155
Canada                                           2,008          1,800          1,674
Asia/Pacific                                     1,348            766            546
Western Europe                                   1,077            949            501
Corporate                                          467            642            834
Eliminations                                      (123)           (59)           (52)
------------------------------------------------------------------------------------
                                               $23,172        $20,925        $19,658
====================================================================================

Notes:
(i) Revenues include sales to the U.S. Government of $1.3 billion, $1.6 billion, and $1.6 billion in 1995, 1994, and 1993, respectively.

(ii) Revenues between geographic areas, predominantly revenues of U.S. divisions, were approximately 4% of total revenues in each of 1995, 1994, and 1993, respectively.

(iii) Assets in foreign locations relate principally to the Financial Services segments.

Nature of operations

Textron is a global multi-industry company with manufacturing and financial services operations. Its principal markets (listed within segments in order of the amount of 1995 revenues) and the major locations of such markets are as follows:

Segment            Principal markets                                           Major locations
==================================================================================================================
Aircraft           Military and commercial light and mid-sized helicopters;    North America and Asia/Pacific
                   light and mid-sized business jets; and single-engine
                   utility turboprop aircraft
------------------------------------------------------------------------------------------------------------------
Automotive         Automotive products sold to original equipment              North America
                   manufacturers
------------------------------------------------------------------------------------------------------------------
Industrial         Fastening systems; golf and turf care equipment; and        North America and Western Europe
                   diversified products
------------------------------------------------------------------------------------------------------------------
Systems and        Commercial aerospace and defense products                   North America and Western Europe
Components
------------------------------------------------------------------------------------------------------------------
Finance            Consumer and commercial loans                               North America, Asia/Pacific and
                                                                               Western Europe
------------------------------------------------------------------------------------------------------------------
Paul Revere        Disability insurance for professionals, corporate           North America
                   executives, and small business owners


                                                              T E X T R O N  49

-------------------------------------------------------------------------------
17 Condensed Financial Information for Textron's Finance and Insurance
   Subsidiaries

Statement of Income (In millions)
For each of the three years ended December 31,                                  1995           1994           1993
------------------------------------------------------------------------------------------------------------------
Revenues
Interest, discount and service charges                                        $1,565         $1,333         $1,260
Insurance premiums                                                             1,412          1,233          1,137
Investment income (including net realized investment gains)                      528            437            406
------------------------------------------------------------------------------------------------------------------
    Total revenues                                                             3,505          3,003          2,803
------------------------------------------------------------------------------------------------------------------
Costs and expenses
Selling and administrative                                                       902            821            790
Interest                                                                         614            459            432
Provision for losses on collection of finance receivables, less recoveries       169            162            153
Insurance benefits                                                             1,332          1,099            993
------------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                                   3,017          2,541          2,368
------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                       488            462            435
Income taxes                                                                    (189)          (179)          (173)
------------------------------------------------------------------------------------------------------------------
Net income                                                                       299            283            262
Minority interest in net income                                                  (13)           (13)            (3)
------------------------------------------------------------------------------------------------------------------
Textron's equity in net income                                                $  286         $  270         $  259
==================================================================================================================

                                                                        December 31,   December 31,
Balance Sheet (In millions)                                                     1995           1994
---------------------------------------------------------------------------------------------------
Assets
Cash                                                                         $    43        $    29
Investments                                                                    5,919          5,265
Finance receivables - net                                                      9,370          8,622
Other                                                                          2,536          1,932
---------------------------------------------------------------------------------------------------
    Total assets                                                             $17,868        $15,848
===================================================================================================
Liabilities and equity
Accounts payable and accrued liabilities (including income taxes)            $ 1,166        $   953
Insurance reserves and claims                                                  5,358          4,685
Debt                                                                           8,475          7,782
Equity:
  Textron                                                                      2,636          2,246
  Minority interest                                                              233            182
---------------------------------------------------------------------------------------------------
    Total liabilities and equity                                             $17,868        $15,848
===================================================================================================

Statement of Cash Flows (In millions)
For each of the three years ended December 31,                                  1995           1994           1993
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    $   843        $   842        $   811
Net cash used by investing activities                                         (1,032)        (1,833)        (1,335)
Net cash provided by financing activities                                        203          1,006            535
------------------------------------------------------------------------------------------------------------------
Net increase in cash                                                              14             15             11
Cash at beginning of year                                                         29             14              3
------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                          $    43        $    29        $    14
==================================================================================================================

(i)   TFC derives a substantial portion of its business from financing the sale and lease of products manufactured and sold by Textron. In 1995, 1994, and 1993, TFC paid Textron $461 million, $595 million, and $617 million, respectively, for the purchase of receivables and operating lease equipment. Under operating agreements with
      Textron, TFC generally has recourse to Textron with respect to finance receivables and leases of products manufactured and sold by Textron. At the end of 1995, finance receivables and operating lease equipment of
      $723 million ($852 million at the end of 1994) were due from Textron or subject to recourse to Textron.

(ii)  Textron has agreed to cause TFC's pretax income available for fixed charges to be not less than 125% of its fixed charges and its consolidated shareholder's equity to be not less than $200 million. No related payments were required for 1995, 1994, or 1993.

(iii) Approximately 76%, 76%, and 73% of the credit life and credit disability insurance premiums earned and 21%,
      25%, and 22% of the casualty insurance premiums earned in 1995, 1994, and 1993, respectively, were related directly to AFS' consumer loan activities.

(iv)  In the third quarter of 1995, Paul Revere transferred $561 million of its investments into a trust fund in connection with a reinsurance transaction.


50  T E X T R O N

-------------------------------------------------------------------------------
Quarterly Financial Information for 1995 and 1994

                                       1st Quarter               2nd Quarter             3rd Quarter             4th Quarter
(Unaudited)                           ----------------        ----------------        ----------------        ----------------
(In millions except per share
amounts)                              1995        1994        1995        1994        1995        1994        1995        1994
------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Revenues
  Manufacturing                     $1,554      $1,688      $1,651      $1,775      $1,558      $1,621      $1,705      $1,594
  Financial Services                   833         720         851         741         867         759         954         783
------------------------------------------------------------------------------------------------------------------------------
    Total revenues                  $2,387      $2,408      $2,502      $2,516      $2,425      $2,380      $2,659      $2,377
==============================================================================================================================
Income
  Manufacturing                     $  140      $  119      $  164      $  136      $  152      $  146      $  166       $ 173
  Financial Services                   116         120         115         120         131         114         126         108
------------------------------------------------------------------------------------------------------------------------------
Operating income                       256         239         279         256         283         260         292         281
Corporate expenses and other - net     (21)        (17)        (22)        (17)        (29)        (24)        (26)        (20)
Interest expense - net                 (50)        (53)        (52)        (54)        (46)        (51)        (51)        (46)
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes             185         169         205         185         208         185         215         215
Income taxes                           (73)        (65)        (81)        (71)        (82)        (71)        (85)       (101)<F*>
Elimination of minority interest
  in net income of Paul Revere          (3)         (4)         (3)         (4)         (4)         (3)         (3)         (2)
------------------------------------------------------------------------------------------------------------------------------
Net income                          $  109      $  100      $  121      $  110      $  122      $  111      $  127      $  112
==============================================================================================================================
Net income per common share         $ 1.25      $ 1.10      $ 1.40      $ 1.22      $ 1.41      $ 1.23      $ 1.45      $ 1.26
==============================================================================================================================
Common Stock Information
Price Range:      High              $   57 1/8  $   60 5/8  $   61      $   56 3/4  $   70 1/8  $   56 1/2  $   77 3/8  $   52 1/2
                  Low                   48 5/8      53 3/4      56          50 3/4      57 7/8      50 1/4      65 1/2      46 1/2
Dividend per share                     .39         .35         .39         .35         .39         .35         .39         .35
------------------------------------------------------------------------------------------------------------------------------

<F*>The effective tax rate reflects the impact of the nontax deductibility of the $58 million of goodwill related to the sale of the Lycoming Turbine Engine division.

                                                              T E X T R O N  51

-------------------------------------------------------------------------------
Five Year Summary

(Dollars in millions except per share amounts)              1995           1994           1993           1992           1991
----------------------------------------------------------------------------------------------------------------------------
Revenues
Sales                                                    $ 6,468        $ 6,678        $ 6,271        $ 5,616        $ 5,211
Interest, discount and service charges                     1,565          1,333          1,260          1,273          1,184
Insurance premiums                                         1,412          1,233          1,137          1,094          1,073
Investment income (including net realized
  investment gains)                                          528            439            410            365            372
----------------------------------------------------------------------------------------------------------------------------
    Total revenues                                         9,973          9,683          9,078          8,348          7,840
----------------------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                              5,294          5,514          5,210          4,560          4,185
Selling and administrative                                 1,552          1,489          1,438          1,402          1,330
Interest                                                     813            665            668            743            754
Provision for losses on collection of finance
  receivables, less recoveries                               169            162            153            160            135
Insurance benefits and increase in policy liabilities      1,195            992            850            824            812
Amortization of insurance policy acquisition costs           137            107            143            132            129
----------------------------------------------------------------------------------------------------------------------------
    Total costs and expenses                               9,160          8,929          8,462          7,821          7,345
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                   813            754            616            527            495
Income taxes                                                (321)          (308)          (234)          (203)          (195)
Elimination of minority interest in net income
  of Paul Revere                                             (13)           (13)            (3)             -              -
----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in
  accounting principles                                      479            433            379            324            300
Cumulative effect of changes in accounting
  principles, net of income taxes                              -              -              -           (679)             -
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $   479        $   433        $   379        $  (355)       $   300
============================================================================================================================
Per common share:
Income before cumulative effect of changes
  in accounting principles                               $  5.51        $  4.80        $  4.21        $  3.66        $  3.42
Cumulative effect of changes in accounting
  principles                                                   -              -              -          (7.67)             -
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $  5.51        $  4.80        $  4.21        $ (4.01)       $  3.42
============================================================================================================================
Dividends declared                                       $  1.56        $  1.40        $  1.24        $  1.12        $  1.03
============================================================================================================================
Average common shares outstanding                     86,894,000     90,119,000     90,052,000     88,580,000     87,563,000
============================================================================================================================
Financial position at year-end
Total assets                                             $23,172        $20,925        $19,658        $18,367        $15,737
Debt:
  Textron Parent Company Borrowing Group                 $ 1,774        $ 1,582        $ 2,025        $ 2,283        $ 1,820
  Finance and insurance subsidiaries                     $ 8,475        $ 7,782        $ 6,847        $ 6,440        $ 5,664
Shareholders' equity                                     $ 3,412        $ 2,882        $ 2,780        $ 2,488        $ 2,928
Book value per common share                              $ 39.92        $ 33.45        $ 31.18        $ 28.11        $ 33.65
----------------------------------------------------------------------------------------------------------------------------
Other data
Capital expenditures                                     $   283        $   302        $   252        $   217        $   156
Depreciation                                             $   202        $   212        $   206        $   199        $   182
Common stock price range:   High                         $    77 3/8    $    60 5/8    $    58 7/8    $    44 3/4    $    39 1/2
                            Low                          $    48 5/8    $    46 1/2    $    40 3/8    $    33 3/4    $    25
Number of common shareholders                             26,000         27,000         28,000         30,000         31,000
----------------------------------------------------------------------------------------------------------------------------

52  T E X T R O N

-------------------------------------------------------------------------------
Directory of Divisions

-------------------------------------------------------------------------------
Aircraft

Bell Helicopter Textron
Webb F. Joiner, Chairman

P.O. Box 482
Fort Worth, TX 76101
(817) 280-2011

Helicopters and spare parts for the U.S. government, foreign governments and commercial markets; tiltrotor aircraft development; aftermarket sales of technical, training and logistics support services.
-------------------------------------------------------------------------------
The Cessna Aircraft Company
Russell W. Meyer, Jr., Chairman and Chief Executive Officer

P.O. Box 7706
Wichita, KS 67277-7706
(316) 941-6000

Light and mid-size business jets and utility turboprop aircraft supported worldwide through a network of company-owned Citation service centers and authorized representatives.
-------------------------------------------------------------------------------
Automotive

Textron Automotive Company
Headquarters
Derek Plummer, Chairman

Textron Automotive Trim Operations

750 Stephenson Highway
Troy, MI 48083
(810) 616-5100

Instrument panels, door panels, armrests, airbag doors, center consoles and headliners for totally integrated vehicle interiors. Injection molded and thermoplastic exterior ornamentation such as bumper covers, body side moldings, claddings and lighting components for automotive
OEMs in North America and Europe.
-------------------------------------------------------------------------------
CWC Castings Textron
John L. Kelly, President

1085 W. Sherman Blvd
Muskegon, MI 49441
(616) 733-1331

Gray iron and chilled iron castings, primarily camshafts, marketed directly to automobile and engine manufacturers in North America and
Europe.
-------------------------------------------------------------------------------
McCord Winn Textron
George F. Daniels, President

645 Harvey Road
Manchester, NH 03103
(603) 624-7300

Seating Comfort Systems, windshield washer systems, precision motors and components marketed directly to automotive OEMs and suppliers worldwide.
-------------------------------------------------------------------------------
Micromatic Textron
Michael J. Brennan, President

345 East 48th Street
Holland, MI 49423
(616) 392-1461

Proprietary machine tools, components and assembly systems designed and manufactured for automotive, transportation and other commercial markets worldwide.
-------------------------------------------------------------------------------
Randall Textron
Jane L. Warner, President

750 Stephenson Highway
Troy, MI 48083
(810) 616-5100

Functional and decorative metal stampings, rollformed components, fuel fillers, metal tubular products and synergistic assemblies for automotive and non-automotive markets.
-------------------------------------------------------------------------------
Industrial

Avdel Textron
John C. Castle, President

Mundells
Welwyn Garden City
Hertfordshire AL7 1QB, England
011-44-1707-328-161

Specialized engineered fastening and assembly systems, including innovative hand-held and automatic assembly systems for global markets.
-------------------------------------------------------------------------------
Camcar Textron
James R. MacGilvray, President
600-18th Avenue
Rockford, IL 61104-5181
(815) 961-5000

Cold-formed threaded and non-threaded metal fasteners and components, as well as synergistic assemblies that combine fasteners, stampings and molded plastics. Sold to automotive, appliance, business equipment, construction and other OEM and distributor markets.

                                                              T E X T R O N  53

-------------------------------------------------------------------------------
Directory of Divisions

-------------------------------------------------------------------------------
Industrial (continued)

Cherry Textron
George A. Andrews, President

P.O. Box 2157
Santa Ana, CA 92707-0157
(714) 545-5511

Proprietary blind rivet fastening systems, including hand-held and fully automated installation systems for aerospace markets. Supported by worldwide, engineering-oriented distribution system.
-------------------------------------------------------------------------------
Cone Drive Textron
John G. Melvin, President

240 East Twelfth Street
Traverse City, MI 49685-0272
(616) 946-8410

Double enveloping worm gear speed reducers, gear motors and gear sets sold directly from Cone Drive's manufacturing locations to the mining, steel, aerospace, automotive, printing, packaging and brewing industries.
-------------------------------------------------------------------------------
E-Z-GO Textron
L.T. Walden, Jr., President

P.O. Box 388
Augusta, GA 30903-0388
(706) 798-4311

Electric- and gasoline-powered golf cars for fleet and individual markets; multipurpose utility vehicles for the turf, industrial and commercial markets.
-------------------------------------------------------------------------------
Elco Textron
John C. Lutz, President and Chief Executive Officer

1111 Samuelson Road
P.O. Box 7009
Rockford, IL 61125-7009
(815) 397-5155

Cold-formed and stamped metal parts and components, injection-molded thermoplastic parts, and synergistic assemblies that combine these disciplines for the commercial and automotive OEM markets and the commercial construction market; fasteners and related packaged products to the do-it-yourself, consumer retail market.
-------------------------------------------------------------------------------
Greenlee Textron
Barclay S. Olson, President

4455 Boeing Drive
Rockford, IL 61109
(815) 397-7070

Powered equipment, electrical test instruments and hand tools used for the installation of electrical, communications, and security cabling systems in residential, commercial and industrial facilities.
-------------------------------------------------------------------------------
Jacobsen Textron
Philip J. Tralies, President

1721 Packard Avenue
Racine, WI 53403-2564
(414) 637-6711

Professional mowing and turf maintenance equipment for golf course and commercial use including greens and fairway mowers, trim and rotary mowers, aerators, work trucks and other powered turf maintenance equipment.
-------------------------------------------------------------------------------
Speidel Textron
William R. Jahnke, President

70 Ship Street
Providence, RI 02903
(401) 421-8600

Watch attachments made from metal, leather and plastic materials;
fashion jewelry products including identification bracelets, neckchains and watches. Sold primarily by Speidel's direct sales force to retail jewelers, department and drugstores and select mass merchandisers.
Designs and manufactures attachments for several watch companies.
-------------------------------------------------------------------------------
Systems and Components

Fuel Systems Textron
Michael Boston, President

700 N. Centennial
Zeeland, MI 49464
(616) 772-9171

Fuel systems components for aircraft and industrial gas turbine engines
(OEM and aftermarket service), including main engine fuel injection devices, fuel metering and distribution valves, and augmentor fuel systems.  Sold to the world's major engine builders, the U.S. government and commercial airlines.
-------------------------------------------------------------------------------
HR Textron
Bradley W. Spahr, President

25200 W. Rye Canyon Rd.
Valencia, CA 91355
(805) 294-6000

Sophisticated control systems for prime contractors and the U.S.
government for use in high-performance aircraft, helicopters, missiles, space launch vehicles and turbine engines; servovalves; fuel and pneumatic systems components; and automatic test equipment.
-------------------------------------------------------------------------------
Textron Aerostructures
Dick Wells, President

P.O. Box 210
Nashville, TN 37202
(615) 361-2000

Aircraft wings and components for the business jet and regional commuter markets as well as for the commercial and military transport markets; design assistance to customers.


54  T E X T R O N

-------------------------------------------------------------------------------
Directory of Divisions

-------------------------------------------------------------------------------
Systems and Components (continued)

Textron Lycoming
Philip R. Boob, President

652 Oliver Street
Williamsport, PA 17701
(717) 323-6181

Piston aircraft engines and replacement parts for the general aviation market. Remanufacture and overhaul of Lycoming engines. Aftermarket sales and service through a worldwide distribution network.
-------------------------------------------------------------------------------
Textron Marine & Land Systems
John J. Kelly, President

6600 Plaza Drive
New Orleans, LA 70127
(504) 245-6600

Air cushion amphibious landing craft for the U.S. Navy and international markets; a new class of motor lifeboat for the Coast Guard; Surface
Effect Ships and commercial air cushion vehicles; Cadillac Gage armored combat vehicles, turrets, and advanced suspension systems for U.S. and foreign customers.
-------------------------------------------------------------------------------
Textron Systems
Richard J. Millman, President

201 Lowell Street
Wilmington, MA 01887
(508) 657-5111

"Smart" weapons development and production based on sensor fuzed munitions technology; aircraft landing systems; surveillance systems;
infrared detectors; energy technology; special, high-performance materials sold worldwide to aerospace, automotive, industrial and sporting goods manufacturers, as well as major oil and chemical processing companies.
-------------------------------------------------------------------------------
Turbine Engine Components Textron
G.L. (Topper) Long, President

1211 Old Albany Road
Thomasville, GA 31792
(912) 228-2600

Gas turbine engine components including fan and compressor blades, vanes, disks, hubs, diffusers, short shafts, impellers, integrally bladed rotors, combustor housings, air collectors, frames, cases, and forgings for engine manufacturers and the spare parts market.
-------------------------------------------------------------------------------
Finance

Avco Financial Services
Warren R. Lyons, Chairman; Stephen J. Davis, Vice Chairman

Plaza Tower
600 Anton Blvd.
P.O. Box 5011
Costa Mesa, CA 92628-5011
(714) 435-1200

Consumer financing, both unsecured and secured by personal property, through nearly 1,200 AFS loan offices in the United States, Australia,
Canada, New Zealand, Spain, the United Kingdom and Hong Kong; credit life and disability insurance, collateral protection, involuntary unemployment insurance, and credit property and property/casualty insurance.
-------------------------------------------------------------------------------
Textron Financial Corporation
Stephen A. Giliotti, President

40 Westminster Street
P.O. Box 6687
Providence, RI 02940-6687
(401) 621-4200

Broad spectrum of commercial lending products: equipment leasing and lending, floorplanning, asset-based lending, receivables financing, small business loans, and syndications. Aircraft, timeshare resorts, and golf courses are among numerous industries served directly through 29 offices in the U.S., and indirectly through relationships with financial intermediaries and Textron manufacturers and product dealers.
-------------------------------------------------------------------------------
Paul Revere

The Paul Revere Corporation
Charles E. Soule, President and Chief Executive Officer

18 Chestnut Street
Worcester, MA 01608
(508) 799-4441

Individual non-cancellable and group long-term disability income insurance products designed for professionals, corporate executives and small business owners; group life and dental insurance; individual life and annuities. Listed on NYSE (PRL).


                                                              T E X T R O N  55

-------------------------------------------------------------------------------
Board of Directors

James F. Hardymon <F1>
Chairman and Chief Executive Officer
Textron Inc.
Providence, RI

Lewis B. Campbell <F1>
President and Chief Operating Officer
Textron Inc.
Providence, RI

H. Jesse Arnelle <F4>,<F5>
Senior Partner
Arnelle, Hastie, McGee, Willis & Greene
San Francisco, CA

R. Stuart Dickson <F1>,<F2>,<F5>
Formerly Chairman
Ruddick Corporation (diversified holding company)
Charlotte, NC

Paul E. Gagne
President and Chief Executive Officer
Avenor Inc. (forest products firm)
Montreal, Quebec, Canada

B.F. Dolan <F1>,<F3>
Retired Chairman
Textron Inc.
Charlotte, NC

John D. Macomber <F1>,<F2>,<F3>
Principal
JDM Investment Group (private investment firm)
Washington, DC

Barbara Scott Preiskel <F3>,<F5>
Formerly Senior Vice President and General Counsel
Motion Picture Association
New York, NY

Brian H. Rowe
Retired Chairman
GE Aircraft Engines
Cincinnati, OH

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

Jean Head Sisco <F2>,<F4>
Partner
Sisco Associates (international trade consulting firm)
Washington, DC

John W. Snow <F1>,<F4>
Chairman, President and Chief Executive Officer
CSX Corporation (diversified transportation company)
Richmond, VA

Martin D. Walker <F1>,<F4>
Chairman and Chief Executive Officer
M.A. Hanna Company (an international specialty chemicals company)
Cleveland, OH

Thomas B. Wheeler <F2>,<F5>
President and Chief Executive Officer
Massachusetts Mutual Life Insurance Company
Springfield, MA


Numbers indicate committee memberships

[FN]
<F1>  Executive Committee: Chairman, James F. Hardymon

<F2>  Audit Committee: Chairman, Jean Head Sisco

<F3>  Nominating Committee: Chairman, Barbara Scott Preiskel

<F4>  Organization and Compensation Committee: Chairman, Martin D. Walker

<F5>  Pension Committee: Chairman, Thomas B. Wheeler


-------------------------------------------------------------------------------
Management Committee

James F. Hardymon<F*>
Chairman and Chief Executive Officer

Lewis B. Campbell
President and Chief Operating Officer

Mary L. Howell<F**>
Executive Vice President Government and International

Wayne W. Juchatz
Executive Vice President and General Counsel

Stephen L. Key
Executive Vice President and Chief Financial Officer

William F. Wayland<F**>
Executive Vice President Administration and Chief Human Resources Officer


-------------------------------------------------------------------------------
Operating Committee

Lewis B. Campbell
President and Chief Operating Officer

Carl D. Burtner<F**>
Vice President Human Resources

Herbert L. Henkel<F*>
President
Textron Industrial Products

Webb F. Joiner<F***>
Chairman
Bell Helicopter Textron

Warren R. Lyons<F**>
Chairman
Avco Financial Services

Harold K. McCard<F***>
Senior Vice President Operations

Russell W. Meyer, Jr.<F***>
Chairman and Chief Executive Officer
Cessna Aircraft Company

Gero Meyersiek
Vice President International

Derek Plummer<F***>
Chairman
Textron Automotive Company

Charles E. Soule<F***>
President and Chief Executive Officer
The Paul Revere Corporation

Terry D. Stinson
President
Textron Aerospace Systems and Components

Richard L. Yates<F**>
Vice President and Controller


-------------------------------------------------------------------------------
Corporate Staff Officers

Peter B.S. Ellis
Vice President Strategic Planning

Douglas A. Fahlbeck<F**>
Vice President Mergers and Acquisitions

Arnold M. Friedman<F***>
Vice President and Deputy General Counsel

William B. Gauld
Vice President Corporate Information Management and Chief Information Officer

Gregory E. Hudson<F*>
Vice President Taxes

William P. Janovitz<F**>
Vice President Financial Reporting

Mary F. Lovejoy
Vice President Investor Relations

Frank W. McNally<F*>
Vice President Employee Relations and Benefits

Richard A. McWhirter<F***>
Executive Vice President and Corporate Secretary

Daniel L. Shaffer<F**>
Vice President Audit and Business Ethics

Richard F. Smith<F**>
Vice President Government Affairs

Richard A. Watson<F***>
Senior Vice President and Treasurer

John F. Zugschwert
Vice President Government Marketing

Service with Textron and its subsidiaries/ divisions:
[FN]
  <F*>5 - 9 years
 <F**>10 - 19 years
<F***>20 years and over


56  T E X T R O N

-------------------------------------------------------------------------------
Shareholder Information


Annual Meeting To Be Held April 24 in Rockford, Illinois
The annual meeting of Textron shareholders will be held at 10:30 a.m. on Wednesday, April 24, 1996, at The Clock Tower Resort and Conference Center, 7801 E. State Street, Rockford, IL 61125. Shareholders are encouraged to attend.

About Your Securities and Records
The common stock of Textron Inc. is listed on the New York, Chicago and Pacific Stock Exchanges and quoted in the daily stock table carried by most newspapers. The ticker symbol for Textron is TXT. Textron's preferred stocks are traded only on the New York Stock Exchange.
     First Chicago Trust Company of New York, 14 Wall Street, Suite 4680, New York, New York 10005, acts as transfer agent, registrar and dividend paying agent for Textron stock and maintains all shareholder records for the corporation. First Chicago also acts as conversion agent for Textron's $2.08 preferred stock and its $1.40 preferred dividend stock.
     Shareholders may obtain information relating to their share position, dividends, transfer requirements, lost certificates, conversion rights, dividend reinvestment accounts and other related matters by telephoning
First Chicago Trust Company of New York's "Telephone Response Center" and speak to a customer service representative at (201) 324-1225.
Shareholders must provide their tax identification number, the name(s) in which their shares are registered and their record address when they request information. This service is available to all shareholders
Monday through Friday 9:00 a.m. to 5:00 p.m. Eastern Time. Shareholders also may obtain this and other information about their holdings by writing to First Chicago Trust Company of New York at P.O. Box 2500,
Jersey City, New Jersey 07303-2500.

Dividend Payments Mailed Quarterly
Quarterly dividends are mailed with the intent of reaching shareholders of common and preferred stock on the first business day of January, April, July and October. Postal delays may cause actual receipt dates to vary.

Free Automatic Dividend Reinvestment
Textron's Shareholder Investment Service offers common shareholders of record a convenient way to purchase additional shares of Textron common stock without paying brokerage, commission or other service fees.
     Participants in the plan may choose to have all or part of their dividends automatically reinvested, to make additional cash payments or to do both in purchasing shares of Textron common stock. Brokerage expenses for these purchases are paid by Textron. Personal recordkeeping is simplified by an account statement that is mailed to participants.
     More information and an authorization form may be obtained by writing to First Chicago Trust Company of New York, P.O. Box 2500, Jersey City, New Jersey 07303-2500 or by calling (201) 324-1225.

Shareholder Information and Investor Relations Inquiries
Questions regarding Textron, investor relations matters or requests for financial information should be directed to the Corporate Communications Department, Textron Inc., 40 Westminster Street, Providence, Rhode Island 02903 or by calling (401) 457-6050.
     For more information regarding Textron and its divisions, visit our worldwide web site on the Internet at http://www.textron.com

Form 10-K Available
After April 1, 1996, shareholders may, without charge, obtain copies of Textron's Form 10-K annual report filed with the Securities and Exchange Commission. Requests for this report should also be addressed to Textron's Corporate Communications Department.



This annual report is printed on recycled paper.