Form 10-K, Exhibit 13
period 1996-12-28
TEXTRON INC
filed 1997-03-14
CIK 217346

-------------------------------------------------------------------------------
Business Segment Data

For a description of the businesses comprising each segment, see pages 54 and 55.

                                        Revenues                      Operating Income        Operating Income Margins
                              ---------------------------      -------------------------      ------------------------
(In millions)                   1996        1995     1994        1996     1995      1994        1996     1995    1994
---------------------------------------------------------------------------------------------------------------------
Aircraft                      $2,703      $2,519   $2,290      $  271    $ 245     $ 197        10.0%     9.7%    8.6%
Automotive                     1,627       1,534    1,511         146      135       132         9.0      8.8     8.7
Industrial                     2,196       1,560    1,539         233      177       157        10.6     11.3    10.2
Systems and Components           653         855    1,338          57       65        88         8.7      7.6     6.6
Finance                        2,095       1,985    1,672         383      365       331        18.3     18.4    19.8
---------------------------------------------------------------------------------------------------------------------
                              $9,274      $8,453   $8,350       1,090      987       905        11.8     11.7    10.8
------------------------------===========================------------------------------------------------------------
Corporate expenses and
  other - net                                                    (115)    (119)      (92)
Interest expense - net                                           (148)    (178)     (190)
----------------------------------------------------------------------------------------
Income from continuing
  operations before income
  taxes<F*>                                                    $  827    $ 690     $ 623
========================================================================================

<F*>Before distributions on preferred securities of subsidiary trust in 1996.

Income of the Finance segment is net of interest expense.

Prior year amounts have been reclassified to conform to the current year's segment presentation as more fully described on page 24.


1996 Revenues - $9.3 billion          1996 Operating Income - $1.1 billion
--------------------------------      ----------------------------------------

[GRAPH]                               [GRAPH]
Aircraft                 29%          Aircraft                  25%
Automotive               17%          Automotive                14%
Industrial               24%          Industrial                21%
Systems & Components      7%          Systems & Components       5%
Finance                  23%          Finance                   35%

                                  Identifiable Assets             Capital Expenditures               Depreciation
                             ----------------------------        -----------------------        ---------------------
(In millions)                   1996        1995     1994        1996     1995      1994        1996     1995    1994
---------------------------------------------------------------------------------------------------------------------
Aircraft                     $ 1,896     $ 1,782  $ 1,680        $119     $ 75      $ 79        $ 55     $ 50    $ 50
Automotive                     1,020         861      849          60       78        85          41       39      37
Industrial                     1,811       1,372      975         110       81        76          76       50      47
Systems and Components           604         963    1,067          17       18        24          26       31      50
Finance                       11,409      10,816    9,900          34       23        22          21       20      18
---------------------------------------------------------------------------------------------------------------------
Corporate, including
  investment in discontinued
  operation                    1,742       1,932    1,665           3        4         8           4        5       4
Eliminations                    (247)        (75)     (33)          -        -         -           -        -       -
---------------------------------------------------------------------------------------------------------------------
                             $18,235     $17,651  $16,103        $343     $279      $294        $223     $195    $206
=====================================================================================================================

Prior year amounts have been reclassified to conform to the current year's segment presentation as more fully described on page 24.

                                                             T E X T R O N  2 3

-------------------------------------------------------------------------------
Management's Discussion and Analysis

Results of Operations

Revenues
[GRAPH]
Year                       1994             1995            1996
Amount ($ in millions)     $8,350           $8,453          $9,274
Change from prior year     6%               1%              10%

Earnings
per Share<F*>
[GRAPH]
[FN]
<F*>from continuing operations
Year                       1994             1995              1996
Amount ($ in millions)      $4.06            $4.79             $5.60
Change from prior year     22%              18%               17%

Aircraft
Revenues
[GRAPH]
Year                       1994             1995              1996
Amount ($ in millions)      $2,290           $2,519            $2,703
Change from prior year      10%              10%               7%


Operating
Income
[GRAPH]
Year                       1994              1995              1996
Amount ($ in millions)     $197              $245              $271
Change from prior year     22%               24%               11%

Textron Inc.
1996 vs. 1995
*Earnings per share from continuing operations in 1996 were $5.60 per share, up 17% from the 1995 amount of $4.79. Income from continuing operations in 1996 of $482 million was up from $416 million for 1995. Revenues increased 10% to $9.3 billion in 1996 from $8.5 billion in 1995. Net income in 1996 was $253 million vs. $479 million in 1995, reflecting the impact of a $229 million loss from discontinued operation in 1996.

*Operating income of Textron's five business segments aggregated $1.1 billion in 1996, up 10% from 1995, as a result of continued improved financial results of its four core business segments - Aircraft, Automotive, Industrial, and Finance.

*The lower interest of the Parent Group - $148 million in 1996 vs. $178 million in 1995 - was due to lower average debt, due in part to the payment of debt with the proceeds from the issuance of preferred securities in February 1996.

*Business segment data for prior years has been reclassified to reflect the transfer of certain businesses to the Aircraft and Industrial segments to better align the overall groupings of businesses with the markets they serve. The Aircraft segment now includes Textron Lycoming and the Industrial segment now includes HR Textron and the metal cutting business of Randall.

1995 vs. 1994
*Earnings per share from continuing operations in 1995 were $4.79 per share, up 18% from the 1994 amount of $4.06. Income from continuing operations in 1995 of $416 million was up from $366 million in 1994. Revenues increased 1% to $8.5 billion in 1995. Excluding the effects of the Textron Lycoming Turbine Engine and Homelite divisions, which were sold in 1994, revenues were up 9%. Net income in 1995 was $479 million vs. $433 million in 1994.

*Operating income of Textron's five business segments aggregated $1.0 billion in 1995, up 9% from 1994. An increase of 15% in the aggregate income of the Aircraft, Industrial, and Finance segments more than offset lower results in the Systems and Components segment. Operating income in the Automotive segment was essentially unchanged.

*Corporate expenses and other - net increased in 1995 by $27 million due in large part to an increase in compensation expense tied directly to changes in the market value of Textron's common stock ($17 million). To mitigate the impact on compensation expense of future increases in stock price, Textron entered into a cash-settlement option program on Textron's common stock in November 1995.

*The lower interest expense of the Parent Group - $178 million in 1995 vs. $192 million in 1994 - reflected a lower level of average borrowing, notwithstanding the incremental borrowing associated with acquisitions in the fourth quarter of 1995, partially offset by an increased cost of borrowing.

Aircraft
1996 vs. 1995
The Aircraft segment's revenues and income increased $184 million (7%) and $26 million (11%), respectively.

*Bell Helicopter's revenues decreased primarily as a result of lower sales of military helicopters to the U.S. government ($136 million) and lower revenues on the V-22 program ($69 million), partially offset by higher domestic and international helicopter sales, including increased deliveries on the Canadian Forces contract ($119 million), and increased military and commercial spares sales ($41 million). Bell's income decreased slightly, as the impact of lower revenues and costs associated with the introduction of new commercial aircraft models was partially offset by additional income on the V-22 program.

2 4  T E X T R O N

-------------------------------------------------------------------------------

Automotive
Revenues
[GRAPH]
Year                        1994             1995           1996
Amount ($ in millions)      $1,511           $1,534         $1,627
Change from prior year      28%              2%             6%

Operating
Income
[GRAPH]
Year                        1994             1995           1996
Amount ($ in millions)      $132             $135           $146
Change from prior year      48%              2%             8%

Industrial
Revenues
[GRAPH]
Year                        1994             1995            1996
Amount ($ in millions)      $1,539           $1,560          $2,196
Change from prior year      13%              1%              41%

Operating
Income
[GRAPH]
Year                        1994             1995            1996
Amount ($ in millions)      $157             $177            $233
Change from prior year      21%              13%             32%

*Cessna's revenues increased primarily as a result of higher sales of business jets, principally the Citation X and Citation VII models, and utility turboprop aircraft. Its income increased as a result of the higher revenues, partially offset by higher product development and selling and administrative expenses due to the introduction and support of new products.


1995 vs. 1994
The Aircraft segment's revenues and income increased $229 million (10%) and $48 million (24%), respectively.

*Bell Helicopter's revenues increased, primarily as a result of higher international aircraft sales ($199 million) and higher revenues under the V-22 engineering and manufacturing development contract ($97 million), partially offset by lower sales to foreign military customers and to the U.S. government ($95 million). Bell's income increased primarily as a result of the higher revenues.

*Cessna's revenues and income increased primarily as a result of higher sales of utility turboprop aircraft. Increased product development expenses, principally related to the Bravo and Excel Citation aircraft ($32 million), were partially offset by reduced JPATS bid and proposal expenses and product support costs ($23 million).

Automotive
1996 vs. 1995
The Automotive segment's revenues increased $93 million (6%) and income increased $11 million (8%). The improved results reflected the increased production of models with Textron content, particularly light trucks at Chrysler, and the benefits of the acquisitions of Valeo Wiper Systems and the remaining 50% of a joint venture in Born, Netherlands.

Excluding the impact of the 1997 acquisition of Kautex, automotive sales are expected to be lower in 1997 than in 1996 as a result of the timing of replacement business and customer launches. The Kautex acquisition will more than offset the impact of these lower sales and will contribute positively to income, albeit at lower margins.

1995 vs. 1994
The Automotive segment's revenues increased $23 million (2%) despite a reduction in North American automotive production, due to higher production of models with Textron content. Income increased $3 million (2%), due to the higher sales, partially offset by start-up costs related to the launch of new products and facilities.

Industrial
1996 vs. 1995
The Industrial segment's revenues increased $636 million (41%) and income increased $56 million (32%). The increases were principally due to higher sales in the fastening systems business ($558 million), reflecting the fourth quarter 1995 acquisitions of Elco Industries and Boesner, and the first half 1996 acquisitions of Textron Industries S.A.S. and Xact Products. In addition, the year's results benefited from higher sales and improved performance at E-Z-GO, and continued strong performance in the contractor tool business, including the contribution from the Klauke acquisition.

1995 vs. 1994
The Industrial segment's revenues increased $21 million (1%) and income increased $20 million (13%). The increases were due principally to higher sales in the fastening systems business ($162 million), reflecting Avdel's results for the full year in 1995 compared with nine months in 1994, and the acquisition of Elco Industries in October 1995. In addition, sales were higher and performance was better in the turf care equipment and contractor tool businesses. Partially offsetting these increases was the divestiture of the Homelite division in August 1994 ($189 million of sales and $14 million of income). Excluding the impact of Homelite, revenues and income increased 16% and 24%, respectively.

                                                             T E X T R O N  2 5

-------------------------------------------------------------------------------

Systems and
Components

Revenues
[GRAPH]
Year                         1994            1995               1996
Total                        $1,338          $855               $653
Change from prior year       (19%)           (36%)              (24%)

Operating
Income
[GRAPH]
Year                         1994            1995                1996
Amount ($ in millions)       $88             $65                 $57
Change from prior year       (25%)           (26%)               (12%)

Finance
Revenues
[GRAPH]
Year                         1994             1995                1996
Total                        $1,672           $1,985              $2,095
Change from prior year       4%               19%                 6%

Operating
Income
[GRAPH]
Year                         1994             1995                1996
Amount ($ in millions)       $331             $365                $383
Change from prior year       15%              10%                 5%

Systems and Components
1996 vs. 1995
The Systems and Components segment's revenues and income decreased $202 million (24%) and $8 million (12%), respectively, due principally to reduced shipments on certain U.S. government and commercial aerospace contracts and the impact of the divestiture of the Textron Aerostructures division in the third quarter of 1996.

1995 vs. 1994
The Systems and Components segment's revenues decreased $483 million (36%) and income decreased $23 million (26%). The decrease in revenues was due to the divestiture of the Lycoming Turbine Engine division ($379 million) and to reduced shipments on certain U.S. government and commercial aerospace contracts. The income decrease was also due to the October 1994 divestiture of Lycoming Turbine Engine ($30 million, the after-tax effect of which was immaterial to net income due to the nontax deductibility of goodwill). These unfavorable factors were partially offset by provisions in 1994 for legal matters and the consolidation of certain manufacturing operations ($22 million).

Finance
1996 vs. 1995
The Finance segment's revenues increased $110 million (6%), while income increased $18 million (5%).

*Avco Financial Services' (AFS) revenues increased $96 million, primarily as a result of an increase in yields on finance receivables (18.52% in 1996 vs. 18.20% in 1995), an increase in earned premiums in both the finance-related and the independent insurance operations and an increase in capital gains, due primarily to a higher volume of sales in the bond investment portfolio. Its income increased $11 million due to those factors, a decrease in the average cost of borrowed funds (6.88% in 1996 vs. 7.32% in 1995) and an increase in investment income due to a higher level of invested assets. This favorable impact was partially offset by an increase in the ratio of net credit losses to average finance receivables (2.82% in 1996 vs. 2.10% in 1995) and the strengthening of the allowance for credit losses (3.01% of average finance receivables at December 31, 1996 vs. 2.82% at December 31,
1995), and an increase in the ratio of insurance losses to earned insurance premiums.

The general proliferation of credit cards and the resulting increase in the level of consumer debt in the U.S. and Canada has continued to burden the consumer finance customer, resulting in higher delinquencies and charge-offs, and has provided the consumer an alternate source of funds, thereby reducing AFS' receivable growth.

*Textron Financial Corporation's (TFC) income increased $7 million on higher revenues of $14 million, due to a higher level of finance receivables (average receivables were $3.036 billion in 1996 vs. $2.839 billion in 1995) and higher fee income, partially offset by lower yields (10.03% in 1996 and 10.34% in 1995) predominantly on floating rate receivables, reflecting a decline in the prevailing interest rate environment. The income increase reflected the higher revenues, partially offset by a higher provision for loan losses, principally due to charge-offs of nonperforming equipment loans.

1995 vs. 1994
The Finance segment's revenues increased $313 million (19%), while income increased $34 million (10%).

*AFS' revenues increased $276 million due primarily to (a) a higher level of finance receivables outstanding (average receivables were $6.867 billion in 1995 vs. $5.696 billion in 1994), (b) an increase in earned insurance premiums ($62 million), and (c) an increase in investment income ($11 million), due primarily to higher yields (7.78% in 1995 vs. 7.06% in 1994) and a higher level of invested assets. These higher revenues were partially offset by a decrease in yields on finance receivables (18.20% in 1995 vs. 18.39% in 1994), due primarily to an increase in the level of retail installment contracts outstanding. AFS' income increased $28 million, due primarily to those factors and a decrease in the ratio of operating expenses to revenues (32.25% in 1995 vs. 33.67% in 1994). This favorable impact was partially offset by an increase in the average cost of borrowed funds (7.32% in 1995 vs. 6.63% in 1994) and an increase in the

2 6  T E X T R O N

-------------------------------------------------------------------------------

ratio of net credit losses to average finance receivables (2.10% in 1995 vs. 1.99% in 1994). The increase in delinquencies and net credit losses, which began during the latter part of 1995, was due to economic slowdowns in the U.S. and other countries in which AFS operates.

*TFC's income increased $6 million on higher revenues of $37 million primarily due to (a) higher yields on finance receivables (10.34% in 1995 vs. 9.45% in 1994), (b) a higher level of finance receivables outstanding (average receivables were $2.839 billion in 1995 vs. $2.641 billion in 1994), and (c) a lower provision for loan losses ($6 million), reflecting an improvement in the equipment portfolio and stabilization of nonperforming real estate assets. These factors were partially offset by increased interest expense.

Liquidity &
Capital Resources

Financing for Textron is conducted through two borrowing groups: The Textron Parent Company Borrowing Group (Parent Group) and Textron's finance subsidiaries (Finance Group). Each group's debt is supported by its own respective assets and cash flows. The liquidity and capital resources of Textron's operations are best understood by separately considering its independent borrowing groups.

The Parent Group consists of all entities of Textron (primarily manufacturing) other than its finance subsidiaries. The Finance Group consists of Textron's finance subsidiaries - AFS and TFC.

Parent Group
Management believes that the Parent Group will continue to have adequate access to credit markets and that its credit facilities and cash flows from operations--including dividends received from the Finance Group - will continue to be more than sufficient to meet its operating needs and to finance growth. Information about the cash flows of this group is set forth in its statement of cash flows on page 37.

*Cash flows from operating activities in 1996 of $576 million were up from the 1995 level primarily due to increased income from continuing operations.

*The Group's debt decreased by $267 million in 1996, as cash provided by operations, the issuance of preferred securities, and the sale of Textron Aerostructures exceeded cash used for (a) capital expenditures,
(b) repurchases of Textron common stock, (c) financing acquisitions, and
(d) payments of dividends. The Parent Group's ratio of debt to total capital decreased to 29% at year-end 1996, from 34% at year-end 1995.

*Capital expenditures: See the table on page 23 for capital expenditures by business segment for 1996, 1995, and 1994. Such expenditures continue to reflect Textron's growth strategy in its Aircraft, Automotive, and Industrial segments. Including the effect of 1997 acquisitions, aggregate capital expenditures for 1997 are expected to exceed the level of spending in 1996, as Textron invests in new Cessna aircraft models in the Aircraft segment and increased capacity and improved manufacturing productivity in the Industrial and Automotive segments.

*Acquisitions: During the three year period ended December 28, 1996, the Parent Group acquired nine entities for an aggregate of approximately $620 million including the assumption of certain liabilities. The acquisitions were accounted for as purchases and accordingly, the results of operations of each acquired company is included in the statement of income from the date of acquisition. In early 1997, the Parent Group acquired the Kautex Group and Maag Pump Systems for an aggregate of approximately $390 million including the assumption of certain liabilities.

*Dispositions: In September 1996, the Parent Group sold its Aerostructures division for $180 million in cash plus a subordinated note. In 1994, the Parent Group sold its Homelite and Lycoming Turbine Engine divisions; cash proceeds aggregated $495 million.

On April 29, 1996, The Paul Revere Corporation, an 83.3% owned subsidiary, entered into an agreement with Provident Companies, Inc. whereby Provident will acquire all of the outstanding shares of Paul Revere's common stock. The agreement was revised in November 1996. For each of its Paul Revere shares, Textron will receive approximately $20 per share in cash ($750 million) and shares of Provident common stock.

Textron has agreed to provide additional capital to Paul Revere, the amount of which will depend upon a final determination of the required levels of Paul Revere's statutory reserves, subject to certain limits. Textron also agreed to grant certain other concessions to Provident. Proceeds are expected to be used for

                                                             T E X T R O N  2 7

-------------------------------------------------------------------------------

general corporate purposes including debt reduction, purchases of Textron common stock, and financing acquisitions. The final determination of the required capital contribution to Paul Revere and the share value of Provident stock received by Textron at closing will affect Textron's reported loss from discontinued operation in 1997. The transaction remains subject to the approval of the Commonwealth of Massachusetts Division of Insurance. The transaction is targeted to close early in 1997. For further information, see Note 2 to the consolidated financial statements.

*Share repurchase program: In September 1996, Textron's Board of Directors authorized the repurchase of an additional five million shares of common stock under its share repurchase program. Textron has approximately seven million shares remaining under its share repurchase program.

*Debt and credit facilities: The Parent Group has a $1.5 billion domestic credit facility with 36 banks. At year-end 1996, $889 million of the credit facility was not used or reserved as support for commercial paper or bank borrowings. During 1996, Textron entered into two separate five-year multi-currency credit agreements with 25 banks aggregating $800 million to be used for its foreign operations. At year-end 1996, approximately 65% of total foreign currency borrowings of $267 million under these facilities were denominated in French francs.

In February 1996, a new shelf registration statement became effective, covering, in addition to the remaining unused $211 million of unsecured debt securities previously registered, an aggregate amount of $800 million of (a) debt issuable by Textron and (b) preferred securities issuable by entities formed by Textron on behalf of which Textron would provide certain guarantees. Also in February 1996, a trust sponsored by Textron issued $500 million of such preferred securities, the proceeds of which were invested by the trust in Textron's newly issued 7.92% Junior Subordinated Deferrable Interest Debentures due 2045. The proceeds from the issuance of the debentures were used by Textron for the repayment of long-term borrowings. Textron had $511 million available at year-end 1996 under its shelf registration statement with the Securities and Exchange Commission.

*Interest rate exchange agreements: The difference between the variable rate the Parent Group received and the fixed rate it paid on interest rate exchange agreements increased its reported interest expense by $12 million in 1996, $14 million in 1995, and $27 million in 1994.

Finance Group
Information about the cash flows of this Group is set forth in its statement of cash flows on page 37.

*Dividends: The amount of the net assets of the Finance Group available for cash dividends and other payments to the Parent Group is governed by the terms of lending agreements. The Finance Group paid dividends to the Parent Group of $124 million, $117 million, and $106 million in 1996, 1995, and 1994, respectively.

*Capital resources: AFS and TFC each utilize a broad base of financial sources for their respective liquidity and capital requirements. Cash is provided from both operations and several different sources of borrowings, including unsecured borrowings under bank lines of credit, the issuance of commercial paper and short-term bank debt, and sales of medium- and long-term debt in the U.S. and foreign financial markets. During 1996, the net proceeds from medium- and long-term financing sources, including the issuances described below, totaled $1.2 billion. Debt increased by $402 million in 1996, due principally to receivable growth.

*Debt and credit facilities: During 1996, AFS issued $839 million of unsecured debt securities, including $337 million under its shelf registration statements. At year-end 1996, AFS had $1.0 billion available for unsecured debt securities under its shelf registration statement with the Securities and Exchange Commission and $547 million available for similar securities under its shelf registration statement with the Canadian provincial security exchanges.

TFC has a medium-term note facility for $500 million; $292 million was available at year-end 1996.

2 8  T E X T R O N

-------------------------------------------------------------------------------

By utilizing medium- and long-term fixed rate financing, as well as interest rate exchange agreements, Textron's Finance Group effectively had a combined ratio of variable rate debt to total debt of 51% at year-end 1996.

*Acquisitions: During the three year period ended December 31, 1996, the Finance Group acquired (a) Insurex Canada Inc., (b) Tuckahoe Leasing Inc., and (c) HFC of Australia Ltd. for an aggregate of approximately $50 million.

*Interest rate exchange agreements: The difference between the variable rate the Finance Group received and the fixed rate it paid on interest rate exchange agreements increased its reported interest expense by $19 million in 1996, $13 million in 1995, and $21 million in 1994.

*Investment in real estate: The Finance Group has substantial amounts of finance receivables backed up or secured by real estate, including leveraged leases which were approximately 70% collaterized by real estate. Residential real estate loans are geographically dispersed and loan amounts are limited to a maximum of 85% of the property's appraised market value, although most loans are made at significantly lower loan to value ratios. Commercial real estate loans consist principally of first mortgages on income producing properties and are diversified both geographically and by type of property financed. Nonearning commercial real estate loans were $60 million at year-end 1996 ($72 million at year-end 1995). For further information about finance receivables, see Note 4 to the consolidated financial statements.

  Foreclosed real estate: At year-end 1996, real estate classified in other assets aggregated $66 million ($71 million at year-end 1995).

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

*FAS 125: In June 1996, the Financial Accounting Standards Board issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). FAS 125, which is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, is not expected to have a material impact on Textron's results of operations or cash flows.

Other Matters
*Net deferred tax assets: Textron has recognized net deferred tax assets of $327 million at year-end 1996 attributable to temporary differences between the financial reporting basis and income tax basis of certain assets and liabilities. Management believes that such net deferred tax assets will be realized based on Textron's history of earnings and its expectations for the future.

*Interest rate management: Textron uses interest rate exchange agreements to help manage interest rate risk by converting certain variable-rate debt to fixed-rate debt. The agreements do not involve a high degree of complexity or risk and are not used to speculate for profit. For further information about these agreements and the debt and credit facilities of the Parent Group and the Finance Group, see Note 9 and Note 10 to the consolidated financial statements.

*Foreign currency rate management: Textron uses foreign currency forward exchange contracts to manage exposures to changes in currency exchange rates associated with firm commitments for commercial purchase and sale transactions. Those financial instruments generally are used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the functional currency. Exchange rate exposures that result from net investments in foreign affiliates are managed principally by funding certain local currency denominated assets with debt denominated in those same currencies.

                                                             T E X T R O N  2 9

-------------------------------------------------------------------------------

*Environmental: Textron is involved in a number of remedial actions under various federal and state laws and regulations relating to the environment which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which their hazardous wastes or materials were disposed or released. Expenditures to evaluate and remediate contaminated sites approximated $12 million, $15 million, and $14 million in 1996, 1995, and 1994, respectively. Textron currently projects that expenditures for remediation will range between $10 million and $20 million for each of the years 1997 and 1998.

In October 1996, the Accounting Standards Executive Committee issued Statement of Position, "Environmental Remediation Liabilities" (SOP 96-1). The SOP provides an overview of federal environmental laws, accounting guidance on issues relating to the recognition, measurement, and disclosure of environmental liabilities, and audit guidance. The adoption of SOP 96-1 at the beginning of 1997 will not have a material effect on Textron's liquidity, net income, or financial condition. For further information about environmental matters, see Note 19 to the consolidated financial statements.

*Backlog: Textron's commercial backlog was $3.1 billion and U.S. government backlog was $2.2 billion and $1.7 billion at the end of 1996 and 1995, respectively. Backlog for the Aircraft segment was approximately 73% of Textron's commercial backlog and 71% and 72% of Textron's U.S. government backlog at the end of 1996 and 1995, respectively.

*Foreign military sales: Certain of Textron's products are sold through the Department of Defense's Foreign Military Sales Program. In addition, Textron sells directly to select foreign military organizations, primarily Canada. Sales under these programs totaled approximately 4.7% of Textron's consolidated revenues in 1996 and 5.0% in 1995. Such sales, which include spare parts, are made only after approval of applicable United States Government Agencies.

3 0  T E X T R O N

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


/s/ James F. Hardymon                     /s/ Lewis B. Campbell

James F. Hardymon                         Lewis B. Campbell
Chairman and Chief Executive Officer      President and Chief Operating Officer



/s/ Stephen L. Key

Stephen L. Key
Executive Vice President and Chief Financial Officer
January 23, 1997

-------------------------------------------------------------------------------

Report of
Independent Auditors

To the Board of Directors and Shareholders
Textron Inc.

We have audited the accompanying consolidated balance sheet of Textron Inc. as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Inc. at December 28, 1996 and December 30, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Boston, Massachusetts
January 23, 1997

                                                             T E X T R O N  3 1

------------------------------------------------------------------------------------------------------------------------------------
Statement of Income

For each of the three years in the period ended December 28, 1996
                                                                                                   Consolidated
                                                                                          ------------------------------------------
(In millions except per share amounts)                                                      1996        1995        1994
------------------------------------------------------------------------------------------------------------------------------------
Revenues
Manufacturing sales                                                                       $7,179      $6,468      $6,680
Finance revenues                                                                           2,095       1,985       1,672
------------------------------------------------------------------------------------------------------------------------------------
  Total revenues                                                                           9,274       8,453       8,352
------------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                                                              5,837       5,294       5,514
Selling and administrative                                                                 1,374       1,274       1,212
Interest                                                                                     731         791         651
Provision for losses on collection of finance receivables                                    230         169         162
Other                                                                                        275         235         190
------------------------------------------------------------------------------------------------------------------------------------
  Total costs and expenses                                                                 8,447       7,763       7,729
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             827         690         623
Pretax income of the Finance Group                                                             -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes
 and distributions on preferred securities of subsidiary trust                               827         690         623
Income taxes                                                                                (322)       (274)       (257)
Distributions on preferred securities of subsidiary trust,
 net of income taxes                                                                         (23)          -           -
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                            482         416         366
Discontinued operation, net of income taxes:
  Income from operations                                                                      16          63          67
  Estimated loss on disposal                                                                (245)          -           -
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            (229)         63          67
Net income                                                                                $  253      $  479      $  433
====================================================================================================================================
Per common share:
Income from continuing operations                                                         $ 5.60      $ 4.79      $ 4.06
Discontinued operation                                                                     (2.66)        .72         .74
========================================================================================================================
Net income                                                                                $ 2.94      $ 5.51      $ 4.80
========================================================================================================================

<F*>"Parent Group" includes all entities of Textron (primarily manufacturing)
other than its finance subsidiaries. The Parent Group's investment in Textron's finance subsidiaries is reflected on a one-line basis under the equity method of accounting. "Finance Group" consists of Textron's wholly-owned finance subsidiaries, AFS and TFC. All significant transactions between the Parent Group and the Finance Group have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

The fiscal year-end for the Finance Group is December 31 for all periods presented.

See notes to the consolidated financial statements.


3 2  T E X T R O N


------------------------------------------------------------------------------------------------------------------------------------
Statement of Income

For each of the three years in the period ended December 28, 1996
                                                                        Parent Group<F*>                Finance Group
--------------------------------------------------------------------------------------------------------------------------
(In millions except per share amounts)                                1996     1995     1994        1996     1995     1994
--------------------------------------------------------------------------------------------------------------------------
Revenues
Manufacturing sales                                                 $7,179   $6,468   $6,680      $    -   $    -   $    -
Finance revenues                                                         -        -        -       2,095    1,985    1,672
--------------------------------------------------------------------------------------------------------------------------
  Total revenues                                                     7,179    6,468    6,680       2,095    1,985    1,672
--------------------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                                        5,837    5,294    5,514           -        -        -
Selling and administrative                                             750      671      682         624      603      530
Interest                                                               148      178      192         583      613      459
Provision for losses on collection of finance receivables                -        -        -         230      169      162
Other                                                                    -        -        -         275      235      190
--------------------------------------------------------------------------------------------------------------------------
  Total costs and expenses                                           6,735    6,143    6,388       1,712    1,620    1,341
--------------------------------------------------------------------------------------------------------------------------
                                                                       444      325      292         383      365      331
Pretax income of the Finance Group                                     383      365      331           -        -        -
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and
 distributions on preferred securities of subsidiary trust             827      690      623         383      365      331
Income taxes                                                          (322)    (274)    (257)       (149)    (142)    (128)
Distributions on preferred securities of subsidiary trust,
 net of income taxes                                                   (23)       -        -           -        -        -
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                      482      416      366         234      223      203
Discontinued operation, net of income taxes:
  Income from operations                                                16       63       67           -        -        -
  Estimated loss on disposal                                          (245)       -        -           -        -        -
--------------------------------------------------------------------------------------------------------------------------
                                                                      (229)      63       67           -        -        -
Net income                                                          $  253   $  479   $  433      $  234   $  223   $  203
==========================================================================================================================

<F*>"Parent Group" includes all entities of Textron (primarily manufacturing)
other than its finance subsidiaries. The Parent Group's investment in Textron's finance subsidiaries is reflected on a one-line basis under the equity method of accounting. "Finance Group" consists of Textron's wholly-owned finance subsidiaries, AFS and TFC. All significant transactions between the Parent Group and the Finance Group have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

The fiscal year-end for the Finance Group is December 31 for all periods presented.

See notes to the consolidated financial statements.



                                                             T E X T R O N  3 3

------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet

As of December 28, 1996 and December 30, 1995                                                Consolidated
                                                                               -----------------------------------------------------
(Dollars in millions)                                                                       1996        1995
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                                     $    47     $    84
Investments                                                                                  820         778
Receivables - net:
  Finance                                                                                  9,856       9,362
  Commercial and U.S. government                                                             882         777
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          10,738      10,139
Inventories                                                                                1,192       1,284
Investments in Finance Group                                                                   -           -
Investment in discontinued operation                                                         770       1,118
Property, plant, and equipment - net                                                       1,539       1,373
Goodwill - net                                                                             1,609       1,491
Other (including net prepaid income taxes)                                                 1,520       1,384
------------------------------------------------------------------------------------------------------------------------------------
    Total Assets                                                                         $18,235     $17,651
====================================================================================================================================
Liabilities and shareholders' equity
Liabilities
Accounts payable                                                                         $   850     $   684
Accrued postretirement benefits other than pensions                                          817         919
Other accrued liabilities (including income taxes)                                         2,556       2,425
Debt                                                                                      10,346      10,211
------------------------------------------------------------------------------------------------------------------------------------
    Total Liabilities                                                                     14,569      14,239
====================================================================================================================================

Textron - Obligated mandatorily redeemable preferred
  securities of subsidiary trust holding
  solely Textron junior subordinated debt securities                                         483           -

Shareholders' equity
Capital stock:
  Preferred stock:
    $2.08 Cumulative Convertible Preferred Stock,
     Series A (liquidation value - $16)                                                        7           8
    $1.40 Convertible Preferred Dividend Stock,
     Series B (preferred only as to dividends)                                                 7           7
  Common stock (94,456,000 and 93,462,000 shares issued)                                      12          12
Capital surplus                                                                              793         750
Retained earnings                                                                          2,969       2,864
Other                                                                                          7         129
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           3,795       3,770
    Less cost of treasury shares                                                             612         358
------------------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                             3,183       3,412
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                                           $18,235     $17,651
====================================================================================================================================

<F*>"Parent Group" includes all entities of Textron (primarily manufacturing)
other than its finance subsidiaries. The Parent Group's investment in Textron's finance subsidiaries is reflected on a one-line basis under the equity method of accounting. "Finance Group" consists of Textron's wholly-owned finance subsidiaries, AFS and TFC. All significant transactions between the Parent Group and the Finance Group have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

The fiscal year-end for the Finance Group is December 31 for all periods presented.

See notes to the consolidated financial statements.

3 4  T E X T R O N



------------------------------------------------------------------------------------------------------------
Balance Sheet

As of December 28, 1996 and December 30, 1995                       Parent Group<F*>         Finance Group
------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                               1996        1995        1996        1995
------------------------------------------------------------------------------------------------------------
Assets
Cash                                                              $   24      $   56     $    23     $    28
Investments                                                            6           7         814         771
Receivables - net:
  Finance                                                              -           -       9,860       9,370
  Commercial and U.S. government                                     882         777           -           -
------------------------------------------------------------------------------------------------------------
                                                                     882         777       9,860       9,370
Inventories                                                        1,192       1,284           -           -
Investments in Finance Group                                       1,600       1,475           -           -
Investment in discontinued operation                                 770       1,118           -           -
Property, plant, and equipment - net                               1,454       1,297          85          76
Goodwill - net                                                     1,466       1,344         143         147
Other (including net prepaid income taxes)                         1,263       1,170         484         434
------------------------------------------------------------------------------------------------------------
    Total assets                                                  $8,657      $8,528     $11,409     $10,826
============================================================================================================
Liabilities and shareholders' equity
Liabilities
Accounts payable                                                  $  724      $  576     $   130     $   112
Accrued postretirement benefits other than pensions                  782         883          35          36
Other accrued liabilities (including income taxes)                 1,978       1,883         805         766
Debt                                                               1,507       1,774       8,839       8,437
------------------------------------------------------------------------------------------------------------
    Total liabilities                                              4,991       5,116       9,809       9,351
============================================================================================================

Textron - obligated mandatorily redeemable preferred
  securities of subsidiary trust holding solely
  Textron junior subordinated debt securities                        483           -           -           -

Shareholders' equity
Capital stock:
  Preferred stock:
    $2.08 Cumulative Convertible Preferred Stock,
     Series A (liquidation value - $16)                                7           8           -           -
    $1.40 Convertible Preferred Dividend Stock,
     Series B (preferred only as to dividends)                         7           7           -           -
  Common stock (94,456,000 and 93,462,000 shares issued)              12          12           1           1
Capital surplus                                                      793         750         800         798
Retained earnings                                                  2,969       2,864         787         676
Other                                                                  7         129          12           -
------------------------------------------------------------------------------------------------------------
                                                                   3,795       3,770       1,600       1,475
    Less cost of treasury shares                                     612         358           -           -
------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                     3,183       3,412       1,600       1,475
------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                    $8,657      $8,528     $11,409     $10,826
============================================================================================================

<F*>"Parent Group" includes all entities of Textron (primarily manufacturing)
other than its finance subsidiaries. The Parent Group's investment in Textron's finance subsidiaries is reflected on a one-line basis under the equity method of accounting. "Finance Group" consists of Textron's wholly-owned finance subsidiaries, AFS and TFC. All significant transactions between the Parent Group and the Finance Group have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

The fiscal year-end for the Finance Group is December 31 for all periods presented.

See notes to the consolidated financial statements.

                                                             T E X T R O N  3 5

------------------------------------------------------------------------------------------------------------------------------------
Statement of Cash Flows

For each of the three years in the
 period ended December 28, 1996                              Consolidated
                                                      ------------------------------------------------------------------------------
(In millions)                                           1996        1995        1994
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Income from continuing operations                    $   482     $   416     $   366
Adjustments to reconcile income from
 continuing operations to net cash
 provided by operating activities:
   Undistributed earnings of Finance
     Group                                                 -           -           -
   Depreciation and amortization                         387         342         338
   Provision for losses on receivables                   233         172         169
   Deferred income taxes                                  11          28          53
   Changes in assets and liabilities
     excluding those related to
     acquisitions and divestitures:
       Increase in commercial and U.S.
         government receivables                          (33)        (40)       (163)
       Decrease (increase) in
         inventories                                     (33)        (28)         64
       Decrease (increase) in other
         assets                                         (125)         25         (51)
       Increase (decrease) in accounts
         payable                                          79          54          86
       Increase (decrease) in accrued
         liabilities                                      57         (96)        100
   Other - net                                           (82)         35         (28)
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities
 of continuing operations                                976         908         934
Cash provided by operating activities
 of discontinued operation                               516         349         314
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating
   activities                                          1,492       1,257       1,248
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Purchases of investments                                (293)       (188)       (189)
Proceeds from disposition of investments                 204          96          65
Maturities and calls of investments                       50          55          56
Finance receivables:
  Originated or purchased                             (6,890)     (6,237)     (6,020)
  Repaid or sold                                       6,310       5,731       4,834
Cash used in acquisitions                               (224)       (252)         (9)
Proceeds from sales of businesses                        180           -         492
Capital expenditures                                    (343)       (279)       (294)
Other investing activities - net                          25          30           2
------------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by investing
 activities of continuing operations                    (981)     (1,044)     (1,063)
Cash used by investing activities of
 discontinued operation                                 (603)       (420)       (520)
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided (used) by investing
   activities                                         (1,584)     (1,464)     (1,583)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Increase (decrease) in short-term debt                   240        (253)        449
Proceeds from issuance of long-term debt               2,089       2,984       2,078
Principal payments on long-term debt                  (2,438)     (2,347)     (2,072)
Issuance of Textron - obligated
 mandatorily redeemable preferred
 securities of subsidiary trust holding
 solely Textron junior subordinated
 debt securities                                         483           -           -
Proceeds from exercise of stock options                   42          42          12
Purchases of Textron common stock                       (266)       (100)       (166)
Purchases of Textron common stock from
 Paul Revere                                             (34)        (22)        (25)
Dividends paid                                          (148)       (133)       (124)
Dividends paid to Parent Group                             -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing
 activities of continuing operations                     (32)        171         152
Cash provided by financing activities
 of discontinued operation                                72          86         206
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided (used) by financing
   activities                                             40         257         358
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                          (52)         50          23
Elimination of cash flow of discontinued
 operation                                                15         (15)          -
Cash at beginning of year                                 84          49          26
------------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                  $    47     $    84     $    49
====================================================================================================================================
Supplemental information from
 continuing operations:
Cash paid during the year for interest               $   723     $   765     $   624
Cash paid during the year for income taxes               278         276         194
====================================================================================================================================

<F*>"Parent Group" includes all entities of Textron (primarily manufacturing)
other than its finance subsidiaries. The Parent Group's investment in Textron's finance subsidiaries is reflected on a one-line basis under the equity method of accounting. "Finance Group" consists of Textron's wholly-owned finance subsidiaries, AFS and TFC. All significant transactions between the Parent Group and the Finance Group have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

The fiscal year-end for the Finance Group is December 31 for all periods presented.

See notes to the consolidated financial statements.

3 6  T E X T R O N



------------------------------------------------------------------------------------------------------------------------------------
Statement of Cash Flows

For each of the three years in the
 period ended December 28, 1996                                   Parent Group<F*>                    Finance Group
-------------------------------------------------------------------------------------------------------------------------
(In millions)                                              1996        1995      1994           1996       1995      1994
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Income from continuing operations                       $   482      $  416   $   366        $   234    $   223   $   203
Adjustments to reconcile income from
 continuing operations to net cash
 provided by operating activities:
   Undistributed earnings of Finance
     Group                                                 (110)       (106)      (97)             -          -         -
   Depreciation and amortization                            256         221       238            131        121       100
   Provision for losses on receivables                        3           3         8            230        169       162
   Deferred income taxes                                      5          18        32              6         10        21
   Changes in assets and liabilities
     excluding those related to
     acquisitions and divestitures:
       Increase in commercial and U.S.
         government receivables                             (33)        (40)     (146)             -          -         -
       Decrease (increase) in
         inventories                                        (33)        (28)       64              -          -         -
       Decrease (increase) in other
         assets                                            (123)         49       (87)           (11)        (1)        5
       Increase (decrease) in accounts
         payable                                             66          58        76             20        (28)       24
       Increase (decrease) in accrued
         liabilities                                         70        (116)       78            (15)        (9)       37
   Other - net                                               (7)         61         6            (75)       (27)      (56)
-------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities
 of continuing operations                                   576         536       538            520        458       496
Cash provided by operating activities
 of discontinued operation                                    -           -         -              -          -         -
-------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating
   activities                                               576         536       538            520        458       496
-------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Purchases of investments                                     (5)         (9)       (1)          (288)      (179)     (188)
Proceeds from disposition of investments                      6          30         9            198         66        56
Maturities and calls of investments                           -           -         -             50         55        56
Finance receivables:
  Originated or purchased                                     -           -         -         (6,890)    (6,237)   (6,020)
  Repaid or sold                                              -           -         -          6,314      5,762     4,838
Cash used in acquisitions                                  (216)       (212)       (9)            (8)       (40)        -
Proceeds from sales of businesses                           180           -       492              -          -         -
Capital expenditures                                       (309)       (256)     (272)           (34)       (23)      (22)
Other investing activities - net                             28          10         5             (3)        20        (2)
-------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by investing
 activities of continuing operations                       (316)       (437)      224           (661)      (576)   (1,282)
Cash used by investing activities of
 discontinued operation                                       -           -         -              -          -         -
-------------------------------------------------------------------------------------------------------------------------
  Net cash provided (used) by investing
   activities                                              (316)       (437)      224           (661)      (576)   (1,282)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Increase (decrease) in short-term debt                      (48)        (15)      (36)           288       (238)      485
Proceeds from issuance of long-term debt                    905       1,147       612          1,184      1,837     1,467
Principal payments on long-term debt                     (1,226)       (982)   (1,027)        (1,212)    (1,365)   (1,045)
Issuance of Textron - obligated
 mandatorily redeemable preferred
 securities of subsidiary trust holding
 solely Textron junior subordinated
 debt securities                                            483           -         -              -          -         -
Proceeds from exercise of stock options                      42          42        12              -          -         -
Purchases of Textron common stock                          (266)       (100)     (166)             -          -         -
Purchases of Textron common stock from
 Paul Revere                                                (34)        (22)      (25)             -          -         -
Dividends paid                                             (148)       (133)     (124)             -          -         -
Dividends paid to Parent Group                                -           -         -           (124)      (117)     (106)
-------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing
 activities of continuing operations                       (292)        (63)     (754)           136        117       801
Cash provided by financing activities
 of discontinued operation                                    -           -         -              -          -         -
-------------------------------------------------------------------------------------------------------------------------
  Net cash provided (used) by financing
   activities                                              (292)        (63)     (754)           136        117       801
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                             (32)         36         8             (5)        (1)       15
Elimination of cash flow of discontinued
 operation                                                    -           -         -              -          -         -
Cash at beginning of year                                    56          20        12             28         29        14
-------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                     $    24      $   56   $    20        $    23    $    28   $    29
=========================================================================================================================
Supplemental information from
 continuing operations:
Cash paid during the year for interest                  $   140      $  161   $   177        $   583    $   604   $   447
Cash paid during the year for income taxes                  142         131        84            136        145       110
=========================================================================================================================

<F*>"Parent Group" includes all entities of Textron (primarily manufacturing)
other than its finance subsidiaries. The Parent Group's investment in Textron's finance subsidiaries is reflected on a one-line basis under the equity method of accounting. "Finance Group" consists of Textron's wholly-owned finance subsidiaries, AFS and TFC. All significant transactions between the Parent Group and the Finance Group have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

The fiscal year-end for the Finance Group is December 31 for all periods presented.

See notes to the consolidated financial statements.

                                                             T E X T R O N  3 7

--------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Changes in Shareholders' Equity

                                                       Shares outstanding<F*>                           Dollars
                                                          (In thousands)                             (In millions)
                                                   ----------------------------           --------------------------------
For each of the three years in the
period ended December 28, 1996                     1996        1995        1994           1996        1995           1994
--------------------------------------------------------------------------------------------------------------------------
$2.08 Preferred stock
Beginning balance                                   267         297         321         $    8      $    9         $    9
Conversion to common stock                          (24)        (30)        (24)            (1)         (1)             -
--------------------------------------------------------------------------------------------------------------------------
Ending balance                                      243         267         297         $    7      $    8         $    9
==========================================================================================================================
$1.40 Preferred stock
Beginning balance                                   118         126         138         $    7      $    7         $    7
Conversion to common stock                          (11)         (8)        (12)             -           -              -
--------------------------------------------------------------------------------------------------------------------------
Ending balance                                      107         118         126         $    7      $    7         $    7
==========================================================================================================================
Common stock
Beginning balance                                84,935      85,497      88,413         $   12      $   12         $   12
Purchases                                        (3,193)     (1,734)     (3,346)             -           -              -
Conversion of preferred stock to
  common stock                                       71          81          75              -           -              -
Exercise of stock options                           923       1,091         349              -           -              -
Other issuances of common stock                      73           -           6              -           -              -
--------------------------------------------------------------------------------------------------------------------------
Ending balance                                   82,809      84,935      85,497         $   12      $   12         $   12
==========================================================================================================================
Capital surplus
Beginning balance                                                                       $  750      $  702         $  687
Conversion of preferred stock to common stock                                                1           1              1
Exercise of stock options                                                                   48          47             14
Purchases of common stock                                                                   (6)          -              -
--------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                          $  793      $  750         $  702
==========================================================================================================================
Retained earnings
Beginning balance                                                                       $2,864      $2,518         $2,209
Net income                                                                                 253         479            433
Dividends declared:
  Preferred stock                                                                           (1)         (1)            (1)
  Common stock (per share: $1.76 in 1996;
    $1.56 in 1995; and $1.40 in 1994)                                                     (147)       (132)          (123)
--------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                          $2,969      $2,864         $2,518
==========================================================================================================================
Treasury stock
Beginning balance                                                                       $  358      $  258         $   92
Purchases of common stock                                                                  259         100            166
Issuance of common stock for acquisitions                                                   (5)          -              -
--------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                          $  612      $  358         $  258
==========================================================================================================================
Other
Beginning balance                                                                       $  129      $ (108)        $  (52)
Currency translation adjustment                                                             35           5              1
Securities valuation adjustment                                                           (155)        216<F**>       (71)
Pension liability adjustment                                                                (2)          3              -
Shares allocated to ESOP participants' accounts                                              -          13             14
--------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                          $    7      $  129         $ (108)
==========================================================================================================================

 <F*>Shares issued at the end of 1996, 1995, 1994, and 1993 were as follows (in thousands): $2.08 Preferred - 312; 336; 366; and 390 shares, respectively; $1.40 Preferred - 594; 604; 613; and 625 shares, respectively; Common - 94,456; 93,462; 92,284; and 91,859 shares, respectively.

<F**>Includes net unrealized gains relating to the transfer of all of Paul
     Revere's debt securities from the held to maturity category to the available for sale category of its investment portfolio ($133 million) partially offset by an adjustment to deferred policy acquisition costs ($73 million).

See notes to consolidated financial statements.

3 8  T E X T R O N

------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
1. Financial Statement Presentation

Summary of Significant Accounting Policies

SIGNIFICANT ACCOUNTING POLICIES APPEAR IN CAPITAL LETTERS AS AN INTEGRAL PART OF THE NOTES TO THE FINANCIAL STATEMENTS TO WHICH THE POLICIES RELATE.

Principles of consolidation

The consolidated financial statements include the accounts of Textron and all of its majority- and wholly-owned subsidiaries. All significant intercompany transactions are eliminated. Paul Revere is reflected as a discontinued operation for all periods presented.

Textron consists of two borrowing groups - the Textron Parent Company Borrowing Group (Parent Group) and Textron's finance subsidiaries (Finance Group). The Parent Group consists of all entities of Textron (primarily manufacturing) other than its wholly-owned finance subsidiaries, which are included on a one-line basis under the equity method of accounting. The Finance Group consists of Avco Financial Services (AFS) and Textron Financial Corporation (TFC).

Prior-period data shown in the financial statements and the related notes have been reclassified, as appropriate.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these statements and accompanying notes. Consequently, actual results could differ from such estimates.

------------------------------------------------------------------------------
2. Acquisitions, Dispositions, and Discontinued Operation

Acquisitions

In early 1997, Textron acquired the Germany-based Kautex Group, a worldwide supplier of blow-molded plastic fuel tanks and other automotive components and systems and Switzerland-based Maag Pump Systems AG and Italy-based Maag Italia S.p.A., manufacturers of gears, gear pumps, and gear systems for an aggregate of approximately $390 million.

In 1996, Textron acquired (a) Xact Products Inc., a U.S. based precision-formed metal parts manufacturer, (b) Valois Industries (which has been re-named Textron Industries, S.A.S.), a France-based manufacturer of engineered fastening systems, (c) Klauke, a German manufacturer of electrical connectors, sleeves, and battery-powered tools for the utility and electrical contracting markets, (d) the UK-based automotive windshield and headlamp washer systems business of Valeo Wiper Systems Ltd., (e) The Bunton Company, a Kentucky-based manufacturer of rotary lawn-care equipment for commercial markets, (f) Insurex Canada Inc., a provider of insurance premium financing,
(g) Tuckahoe Leasing Inc., a Canadian provider of equipment financing, and
(h) the remaining 50% of a joint venture in Born, Netherlands. The aggregate cost of these acquisitions was approximately $370 million.

In 1995, Textron acquired (a) Elco Industries, (b) Friedr. Boesner GmbH, and
(c) the stock of HFC of Australia Ltd. for an aggregate of approximately $300 million.

The acquisitions were accounted for as purchases and accordingly, the results of operations of each acquired company is included in the statement of income from the date of acquisition.

Dispositions

In 1996, Textron sold its Aerostructures division for $180 million in cash plus a subordinated note. No gain or loss resulted from the sale. In 1994, Textron sold its Homelite and Lycoming Turbine Engine divisions for aggregate cash proceeds of $495 million.

Discontinued operation

On April 29, 1996, The Paul Revere Corporation, an 83.3% owned subsidiary, entered into an agreement with Provident Companies, Inc. whereby Provident will acquire all of the outstanding shares of Paul Revere's common stock. For each of its Paul Revere shares, Textron will receive approximately $20 per share in cash ($750 million) and shares of Provident common stock determined in accordance with an exchange ratio based upon closing prices of Provident common stock prior to the closing of the transaction, subject to certain limitations.
                                                             T E X T R O N  39

------------------------------------------------------------------------------

In November 1996, the agreement with Provident was revised. Under the revised agreement, Textron agreed to provide additional capital to Paul Revere, the amount of which will depend upon a final determination of the required levels of Paul Revere's statutory reserves, subject to certain limits. Textron also agreed to grant certain other concessions to Provident. The transaction remains subject to the approval of the Commonwealth of Massachusetts Division of Insurance. The transaction is targeted to close early in 1997.

Based on the $531/2 closing price of Provident's stock on February 13, 1997, Textron would receive approximately 5.9 million of Provident shares. Proceeds are expected to be used for general corporate purposes including debt reduction, purchases of Textron common stock, and financing acquisitions. Textron's estimated loss from discontinued operations includes Textron's share of Paul Revere's estimated net loss for the period April 1996 through the expected closing date (approximately $165 million). The final determination of the required capital contribution to Paul Revere and the share value of Provident stock received by Textron at closing will affect Textron's reported loss from discontinued operation in 1997. Paul Revere's revenues for 1996 and 1995 were $1.6 billion and $1.5 billion, respectively.

------------------------------------------------------------------------------
3. Investments

SECURITIES CLASSIFIED AS AVAILABLE FOR SALE ARE REPORTED AT ESTIMATED FAIR VALUE. UNREALIZED GAINS AND LOSSES RELATED TO THESE SECURITIES, NET OF APPLICABLE INCOME TAXES, ARE REPORTED AS A SEPARATE COMPONENT OF SHAREHOLDERS' EQUITY. NET REALIZED GAINS OR LOSSES RESULTING FROM SALES OR CALLS OF INVESTMENTS ARE INCLUDED IN REVENUES AND ARE NOT SIGNIFICANT FOR ALL YEARS PRESENTED. THE COST OF SECURITIES SOLD IS DETERMINED PRIMARILY USING THE SPECIFIC IDENTIFICATION METHOD.

The amortized cost and estimated fair value of investments at the end of 1996 and 1995 were as follows:



                                                                          Gross             Gross
                                                     Amortized       unrealized        unrealized          Estimated
(In millions)                                             cost            gains            losses         fair value
--------------------------------------------------------------------------------------------------------------------
December 28, 1996
Securities available for sale:
  Obligations of U.S. and foreign governments
    and government agencies                               $227              $10                $1               $236
  Public utility securities                                 53                1                 -                 54
  Corporate securities                                     315                4                 2                317
  Mortgage-backed securities                               180                1                 1                180
  Marketable equity securities                              23                2                 -                 25
--------------------------------------------------------------------------------------------------------------------
                                                          $798              $18                $4                812
=================================================================================================
Other investments, at cost (estimated fair value: $8)                                                              8
--------------------------------------------------------------------------------------------------------------------
                                                                                                                $820
====================================================================================================================
December 30, 1995
Securities available for sale:
  Obligations of U.S. and foreign governments
    and government agencies                               $237              $13                $1               $249
  Public utility securities                                 61                2                 -                 63
  Corporate securities                                     379               16                 2                393
  Mortgage-backed securities                                40                -                 -                 40
  Marketable equity securities                              21                3                 -                 24
--------------------------------------------------------------------------------------------------------------------
                                                          $738              $34                $3                769
=================================================================================================
Other investments, at cost (estimated fair value: $9)                                                              9
--------------------------------------------------------------------------------------------------------------------
                                                                                                                $778
====================================================================================================================

The amortized cost and estimated fair value of debt securities at the end of 1996, grouped by contractual maturity date, were as follows:


                                                                                        Amortized          Estimated
(In millions)                                                                                cost         fair value
--------------------------------------------------------------------------------------------------------------------
Due in 1997                                                                                  $146               $146
Due 1998 to 2001                                                                              260                266
Due 2002 to 2006                                                                              133                137
Due after 2006                                                                                 56                 58
--------------------------------------------------------------------------------------------------------------------
                                                                                              595                607
--------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities                                                                    180                180
--------------------------------------------------------------------------------------------------------------------
                                                                                             $775               $787
====================================================================================================================

4 0  T E X T R O N

------------------------------------------------------------------------------

4. Finance Receivables

TEXTRON RECOGNIZES INTEREST INCOME IN REVENUES USING THE INTEREST METHOD. DIRECT LOAN ORIGINATION COSTS AND FEES RECEIVED ARE DEFERRED AND AMORTIZED OVER THE LOANS' CONTRACTUAL LIVES. TEXTRON SUSPENDS ACCRUAL OF INTEREST INCOME FOR ACCOUNTS WHICH ARE CONTRACTUALLY DELINQUENT BY MORE THAN THREE MONTHS (COMMERCIAL) OR THREE PAYMENTS (CONSUMER). ACCRUAL OF INTEREST ON COMMERCIAL LOANS RESUMES AND SUSPENDED INTEREST INCOME IS RECOGNIZED WHEN LOANS BECOME CONTRACTUALLY CURRENT. INTEREST INCOME ON DELINQUENT CONSUMER LOANS IS RECOGNIZED WHEN COLLECTED.

FINANCE RECEIVABLES ARE WRITTEN OFF WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE, BUT IN ANY EVENT, ALL CONSUMER RECEIVABLES FOR WHICH AN AMOUNT AGGREGATING A FULL CONTRACTUAL PAYMENT HAS NOT BEEN RECEIVED FOR SIX CONSECUTIVE MONTHS ARE WRITTEN OFF. FINANCE RECEIVABLES, PRIMARILY COMMERCIAL FINANCE RECEIVABLES AND CONSUMER REAL ESTATE LOANS, ARE WRITTEN DOWN TO THE FAIR VALUE OF THE RELATED COLLATERAL (LESS ESTIMATED COSTS TO SELL) WHEN THE COLLATERAL IS REPOSSESSED OR WHEN NO PAYMENT HAS BEEN RECEIVED FOR SIX MONTHS, UNLESS MANAGEMENT DEEMS THE LOANS COLLECTIBLE. FORECLOSED REAL ESTATE LOANS AND REPOSSESSED ASSETS ARE TRANSFERRED FROM FINANCE RECEIVABLES TO OTHER ASSETS AT THE LOWER OF FAIR VALUE (LESS ESTIMATED COSTS TO SELL) OR THE OUTSTANDING LOAN BALANCE.

PROVISIONS FOR LOSSES ON FINANCE RECEIVABLES ARE CHARGED TO INCOME IN AMOUNTS SUFFICIENT TO MAINTAIN THE ALLOWANCE AT A LEVEL CONSIDERED ADEQUATE TO COVER LOSSES IN THE EXISTING RECEIVABLE PORTFOLIO. MANAGEMENT EVALUATES THE ALLOWANCE BY EXAMINING CURRENT DELINQUENCIES, THE CHARACTERISTICS OF THE EXISTING ACCOUNTS, HISTORICAL LOSS EXPERIENCE, THE VALUE OF THE UNDERLYING COLLATERAL, AND GENERAL ECONOMIC CONDITIONS AND TRENDS.

The maximum term of consumer loans and retail installment contracts is ten years, but approximately 90% of the contracts have terms of four years or less. Consumer real estate loans have a maximum term of 15 years. Nonearning consumer loans were $141 million at the end of 1996 ($115 million at the end of 1995).

Commercial installment contracts have initial terms ranging from one to 12 years. Commercial real estate loans have initial terms ranging from three to five years. Finance leases have initial terms up to 12 years. Leveraged leases have initial terms up to approximately 30 years. Floorplan and other receivablesgenerally mature within one year. Nonearning commercial loans were $91 million at the end of 1996 ($99 million at the end of 1995).

The table below displays the contractual maturity of the finance receivables. It does not necessarily reflect future cash collections because of various factors including the refinancing of receivables and repayments prior to maturity. Cash collections from receivables, excluding finance charges, were $6.3 billion and $5.7 billion in 1996 and 1995, respectively. In the same periods, the ratio of cash collections to average net receivables was approximately 65% and 63%, respectively.


                                                                                                Finance receivables
                                            Contractual maturities               Less               outstanding
                                        --------------------------------        finance        ---------------------
(In millions)                             1997        1998    After 1998        charges           1996          1995
--------------------------------------------------------------------------------------------------------------------
Consumer:
Consumer loans                          $1,880      $1,274        $1,296         $1,244        $ 3,206        $3,021
Real estate loans                          683         472         3,728          2,336          2,547         2,513
Retail installment contracts               881         373           385            430          1,209         1,136
Other                                      146          75           116             46            291           264
--------------------------------------------------------------------------------------------------------------------
                                         3,590       2,194         5,525          4,056          7,253         6,934
--------------------------------------------------------------------------------------------------------------------
Commercial:
Installment contracts                      383         323           760            255          1,211         1,095
Real estate loans                           43          61           300              2            402           426
Finance leases                             176         147           358            125            556           523
Leveraged leases                            11           9           606            299            327           327
Floorplan and other receivables            483          82           116              8            673           589
--------------------------------------------------------------------------------------------------------------------
                                         1,096         622         2,140            689          3,169         2,960
--------------------------------------------------------------------------------------------------------------------
                                        $4,686      $2,816        $7,665         $4,745         10,422         9,894
----------------------------------------===============================================
Less allowance for credit losses                                                                   293           270
Less finance-related insurance
  reserves and claims                                                                              273           262
--------------------------------------------------------------------------------------------------------------------
                                                                                               $ 9,856        $9,362
====================================================================================================================

Textron had both fixed rate and variable rate loan commitments totaling $751 million at year-end 1996. Because interest rates on these commitments are not set until the loans are funded, Textron is not exposed to interest rate changes.

                                                             T E X T R O N  4 1

-------------------------------------------------------------------------------

A portion of TFC's business involves financing the sale and lease of Textron products. In 1996, 1995, and 1994, TFC paid Textron $663 million, $461 million, and $595 million, respectively, for receivables and operating lease equipment. Operating agreements with Textron specify that TFC generally has recourse to Textron with respect to these purchases. At year-end 1996, finance receivables and operating lease equipment of $713 million and $86 million, respectively, ($646 million and $77 million, respectively, at year-end 1995) were due from Textron or subject to recourse to Textron.

-------------------------------------------------------------------------------
5. Inventories

INVENTORIES ARE CARRIED AT THE LOWER OF COST OR MARKET.


                                                  December 28,          December 30,
(In millions)                                             1996                  1995
------------------------------------------------------------------------------------
Finished goods                                          $  364                $  352
Work in process                                            769                   911
Raw materials                                              259                   217
------------------------------------------------------------------------------------
                                                         1,392                 1,480
Less progress payments and customer deposits               200                   196
------------------------------------------------------------------------------------
                                                        $1,192                $1,284
====================================================================================

Inventories aggregating $848 million at year-end 1996 and $754 million at year-end 1995 were valued by the last-in, first-out (LIFO) method. (Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $143 million and $139 million higher at those respective dates.) The remaining inventories, other than those related to certain long-term contracts, are valued generally by the first-in, first-out method.

Inventories related to long-term contracts, net of progress payments and customer deposits, were $181 million at year-end 1996 and $393 million at year-end 1995. The decrease in long-term contract inventory is primarily attributable to the sale of Textron Aerostructures in 1996.

------------------------------------------------------------------------------
6. Long-term Contracts

FIXED-PRICE CONTRACT SALES ARE GENERALLY RECORDED AS DELIVERIES ARE MADE. COST REIMBURSEMENT CONTRACT SALES ARE RECORDED AS COSTS ARE INCURRED AND FEES ARE EARNED. CERTAIN CONTRACTS ARE AWARDED WITH FIXED-PRICE INCENTIVE FEES. INCENTIVE FEES ARE CONSIDERED WHEN ESTIMATING REVENUES AND PROFIT RATES, AND ARE RECORDED WHEN THESE AMOUNTS ARE REASONABLY DETERMINED.

LONG-TERM CONTRACT PROFITS ARE BASED ON ESTIMATES OF TOTAL SALES VALUE AND COSTS AT COMPLETION. SUCH ESTIMATES ARE REVIEWED AND REVISED PERIODICALLY THROUGHOUT THE CONTRACT LIFE. REVISIONS TO CONTRACT PROFITS ARE RECORDED WHEN THE REVISIONS ARE MADE. ESTIMATED CONTRACT LOSSES ARE RECORDED WHEN IDENTIFIED.

Long-term contract receivables at year-end 1996 and year-end 1995 totaled $127 million and $175 million, respectively. This includes $56 million and $81 million, respectively, of unbilled costs and accrued profits that had not yet met the contractual billing criteria. An estimated $5 million and $40 million, respectively, of these unbilled amounts are not expected to be collected within one year. Long-term contract receivables do not include significant amounts (a) billed but unpaid due to contractual retainage provisions or (b) subject to collection uncertainty.

------------------------------------------------------------------------------
7. Property, Plant, and Equipment

TEXTRON DEPRECIATES THE COST OF PROPERTY, PLANT, AND EQUIPMENT BASED ON THE ASSETS' ESTIMATED USEFUL LIVES.


                                                December 28,            December 30,
(In millions)                                           1996                    1995
------------------------------------------------------------------------------------
At cost:
Land and buildings                                    $  753                  $  726
Machinery and equipment                                2,450                   2,232
------------------------------------------------------------------------------------
                                                       3,203                   2,958
Less accumulated depreciation                          1,664                   1,585
------------------------------------------------------------------------------------
                                                      $1,539                  $1,373
====================================================================================

4 2  T E X T R O N



------------------------------------------------------------------------------

8. Goodwill

TEXTRON AMORTIZES GOODWILL ON THE STRAIGHT-LINE METHOD. GOODWILL RELATED TO
MANUFACTURING OPERATIONS IS AMORTIZED OVER 20 TO 40 YEARS AND GOODWILL
RELATED TO FINANCE SUBSIDIARIES GENERALLY IS AMORTIZED OVER 25 YEARS.

TEXTRON PERIODICALLY REVIEWS GOODWILL FOR IMPAIRMENT BY COMPARING THE
CARRYING AMOUNT TO THE ESTIMATED FUTURE UNDISCOUNTED CASH FLOWS OF THE
BUSINESSES ACQUIRED. IF THIS REVIEW INDICATES THAT GOODWILL IS NOT
RECOVERABLE, TEXTRON WOULD REDUCE ITS CARRYING AMOUNT TO FAIR VALUE
(GENERALLY DETERMINED BASED ON FUTURE DISCOUNTED CASH FLOWS) THROUGH A
NONCASH CHARGE TO EARNINGS.

Goodwill at the end of 1996 and 1995 is summarized as follows:



                                                December 28,            December 30,
(In millions)                                           1996                    1995
------------------------------------------------------------------------------------
Goodwill                                              $2,013                  $1,838
Less accumulated amortization                            404                     347
------------------------------------------------------------------------------------
Goodwill, net                                         $1,609                  $1,491
====================================================================================

------------------------------------------------------------------------------

9. Debt and Credit Facilities

At the end of 1996 and 1995, debt consisted of the following:


                                                                      December 28,        December 30,
(In millions)                                                                 1996                1995
------------------------------------------------------------------------------------------------------
Parent Group:
Senior:
Borrowings under or supported by long-term credit facilities<F*>           $   878             $   882
Medium-term notes; due 1997 to 2011 (average rate - 9.52%)                     291                 333
8.75% - 10.04%; due 2001 to 2022                                               209                 254
Other notes (average rate - 7.17%)                                             100                 276
------------------------------------------------------------------------------------------------------
  Total senior                                                               1,478               1,745
------------------------------------------------------------------------------------------------------
Subordinated - 8.86% - 8.97%; due 1998 to 1999                                  29                  29
------------------------------------------------------------------------------------------------------
  Total Parent Group                                                         1,507               1,774
------------------------------------------------------------------------------------------------------
Finance Group:
Senior:
Borrowings under or supported by credit facilities<F**>                      3,781               3,424
4.90% - 5.91%; due 1997 to 2000                                              1,181                 896
6.00% - 6.99%; due 1997 to 2002                                              1,330               1,067
7.00% - 8.87%; due 1997 to 2000                                              1,595               2,289
9.17% - 10.86%; due 1997 to 1998                                                29                 129
Variable rate notes; due 1997 to 2000 (average rate - 5.83%)                   922                 597
------------------------------------------------------------------------------------------------------
  Total senior                                                               8,838               8,402
------------------------------------------------------------------------------------------------------
Senior subordinated - 10.28%; due 1998                                           1                  35
------------------------------------------------------------------------------------------------------
  Total Finance Group                                                        8,839               8,437
------------------------------------------------------------------------------------------------------
  Total debt                                                               $10,346             $10,211
======================================================================================================

<F*> The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 5.0%, 6.1%, and 6.2% at year-end 1996, 1995, and 1994, respectively. Comparable rates during the years 1996, 1995, and 1994 were 5.0%, 6.1%, and 4.4%, respectively.

<F**>The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 5.5%, 6.3%, and 6.1% at year-end 1996, 1995, and 1994, respectively. Comparable rates during the years 1996, 1995, and 1994 were 5.8%, 6.4%, and 4.7%, respectively.


The following table shows required payments and sinking fund requirements during the next five years on debt outstanding at the end of 1996. The payments schedule excludes amounts that may become payable under credit facilities and revolving credit agreements.


(In millions)                         1997           1998              1999              2000           2001
------------------------------------------------------------------------------------------------------------
Parent Group                        $   80           $ 25            $   56            $   53           $136
Finance Group                        1,034            846             1,216             1,342            420
------------------------------------------------------------------------------------------------------------
                                    $1,114           $871            $1,272            $1,395           $556
============================================================================================================

                                                            T E X T R O N  4 3



------------------------------------------------------------------------------

The Parent Group maintains credit facilities with various banks for both short- and long-term borrowings. The Parent Group has a $1.5 billion domestic credit agreement with 36 banks available on a fully revolving basis until July 1, 2001. At year-end 1996, $889 million of the credit facility was not used or reserved as support for commercial paper or bank borrowings. In 1996, Textron entered into a five-year multi-currency credit agreement with 14 banks for $350 million for its foreign operations; $83 million was available at year-end 1996. Textron entered into a separate five-year multi-currency credit agreement, effective December 30, 1996, with 22 banks for an additional $450 million to be used for its foreign operations.

The Finance Group has lines of credit with various banks aggregating $4.6 billion at year-end 1996, of which $223 million was not used or reserved as support for commercial paper or bank borrowings. Lending agreements limit the Finance Group's net assets available for cash dividends and other payments to the Parent Group to approximately $473 million of the Finance Group's net assets of $1.6 billion at year-end 1996. The Finance Group's loan agreements also contain provisions regarding additional debt, creation of liens or guarantees, and the making of investments.

The Parent Group has agreed to cause TFC to maintain certain minimum levels of financial performance. No payments from the Parent Group were necessary in 1996, 1995, or 1994 for TFC to meet these standards.


------------------------------------------------------------------------------
10. Derivatives and Foreign Currency Transactions

Interest rate exchange agreements

Textron uses interest rate exchange agreements to help manage interest rate risk by converting certain variable-rate debt to fixed-rate debt. The agreements do not involve a high degree of complexity or risk and are not used to speculate for profit.

TEXTRON'S INTEREST RATE EXCHANGE AGREEMENTS ARE ACCOUNTED FOR ON THE ACCRUAL
BASIS. SOME AGREEMENTS ARE DESIGNATED AGAINST SPECIFIC LONG-TERM VARIABLE
RATE BORROWINGS, WHILE THE BALANCE IS DESIGNATED AGAINST EXISTING SHORT-TERM
VARIABLE-RATE BORROWINGS THROUGH MATURITY AND THEIR ANTICIPATED REPLACEMENTS.
TEXTRON CONTINUOUSLY MONITORS VARIABLE-RATE BORROWINGS TO MAINTAIN THE LEVEL
OF BORROWING ABOVE THE NOTIONAL AMOUNT OF THE DESIGNATED AGREEMENTS. IF
VARIABLE-RATE BORROWINGS WERE TO BECOME LESS THAN THE NOTIONAL AMOUNT OF THE
DESIGNATED AGREEMENTS, THE EXCESS WOULD BE MARKED TO MARKET AND THE
ASSOCIATED GAIN OR LOSS RECORDED IN INCOME.

PREMIUMS PAID TO TERMINATE THESE AGREEMENTS ARE DEFERRED AND AMORTIZED TO
EXPENSE OVER THE AGREEMENTS' ORIGINAL TERMS. IF THE UNDERLYING DEBT IS PAID
EARLY, UNAMORTIZED PREMIUMS ARE RECOGNIZED AS AN ADJUSTMENT TO THE GAIN OR
LOSS ASSOCIATED WITH THE DEBT'S EXTINGUISHMENT.

During 1996, the Finance Group had $462 million of interest rate exchange agreements go into effect. Interest rate exchange agreements in effect at the end of 1996 and 1995 had weighted average remaining terms of 3.2 years and
3.1 years, respectively, for the Parent Group and 1.2 years and 2.1 years, respectively, for the Finance Group. The agreements, which effectively fix the rate of interest on variable-rate borrowings, are summarized as follows:


                                                       December 28, 1996                   December 30, 1995
------------------------------------------------------------------------------------------------------------
Interest rate exchange agreements
                                                                Weighted                            Weighted
                                              Notional           average          Notional           average
(Dollars in millions)                           amount     interest rate            amount     interest rate
------------------------------------------------------------------------------------------------------------
Parent Group                                   $  453<F*>          8.53%            $  602             8.80%
Finance Group                                   1,443<F**>         7.50              1,338             7.79
------------------------------------------------------------------------------------------------------------
                                               $1,896              7.75             $1,940             8.10
============================================================================================================

<F*> The Parent Group's interest rate exchange agreements were designated against existing and anticipated short-term variable-rate borrowings. These agreements effectively adjusted the average rate of interest on short-term variable-rate notes to 6.4% from 5.0%. The interest rate exchange agreements in effect at the end of 1996 expire as follows: $22 million (6.2%) in 1997; $100 million (8.4%) in 1998; $25 million (7.4%) in 1999; $250 million (8.6%)
     in 2000; and $56 million (9.3%) thereafter.

<F**>$300 million of the Finance Group's interest rate exchange agreements were designated against specific long-term variable-rate notes and the balance against existing short-term variable-rate borrowings or their anticipated replacements. These agreements effectively adjusted the average rate of interest on long-term variable-rate notes to 6.0% from 5.8% and on short-term variable-rate borrowings to 5.9% from 5.4%. The interest rate exchange agreements in effect at the end of 1996 expire as follows: $378 million (8.4%) in 1997; $603 million (7.4%) in 1998; $436 million (6.8%) in 1999; and
     $26 million (6.8%) in 2000.

4 4  T E X T R O N

------------------------------------------------------------------------------

Textron had no exposure to loss from nonperformance by the counterparties to its interest rate exchange agreements at the end of 1996 or 1995, and does not anticipate nonperformance by counterparties in the periodic settlements of amounts due. Textron currently minimizes this potential for risk by entering into contracts exclusively with major, financially sound counterparties having no less than a long-term bond rating of "A," by continuously monitoring the counterparties' credit ratings, and by limiting exposure with any one financial institution. The credit risk generally is limited to the amount by which the counterparties' contractual obligations exceed Textron's obligations to the counterparty.

Translation of foreign currencies, foreign exchange transactions and foreign currency exchange contracts

TEXTRON'S INCOME EXCLUDES ADJUSTMENTS RELATED TO THE TRANSLATION OF ITS FOREIGN OPERATIONS' FINANCIAL STATEMENTS. THE ADJUSTMENTS ACCUMULATE IN A SEPARATE COMPONENT OF SHAREHOLDERS' EQUITY UNTIL THE RELATED FOREIGN ENTITY IS SOLD OR SUBSTANTIALLY LIQUIDATED. Foreign exchange gains and losses included in income (primarily related to foreign currency denominated transactions) have not been material.

TEXTRON ENTERS INTO FORWARD EXCHANGE CONTRACTS TO HEDGE THE RISK ASSOCIATED WITH CURRENCY FLUCTUATIONS ON CERTAIN FIRM SALES AND PURCHASE COMMITMENTS DENOMINATED IN FOREIGN CURRENCIES. THE GAINS AND LOSSES RESULTING FROM THE IMPACT OF CURRENCY EXCHANGE RATE MOVEMENTS ON THESE CONTRACTS ARE RECORDED WHEN THE UNDERLYING TRANSACTIONS OCCUR.

Textron had foreign currency forward exchange contracts totaling approximately $124 million and $191 million at the end of 1996 and 1995, respectively. Unrealized losses relating to these contracts aggregated $2 million and $6 million on those dates.

------------------------------------------------------------------------------
11. Textron-obligated Mandatorily Redeemable Preferred Securities of
    Subsidiary Trust Holding Solely Textron Junior Subordinated Debt Securities

On February 9, 1996, a trust sponsored and wholly-owned by Textron issued preferred securities to the public (for $500 million) and shares of its common securities to Textron (for $15.5 million), the proceeds of which were invested by the trust in $515.5 million aggregate principal amount of Textron's newly issued 7.92% Junior Subordinated Deferrable Interest Debentures, due 2045. The debentures are the sole asset of the trust. The proceeds from the issuance of the debentures were used by Textron for the repayment of long-term borrowings and for general corporate purposes. The amounts due to the trust under the debentures and the related income statement amounts have been eliminated in Textron's consolidated financial statements.

The preferred securities accrue and pay cash distributions quarterly at a rate of 7.92% per annum. Textron has guaranteed, on a subordinated basis, distributions and other payments due on the preferred securities. The guarantee, when taken together with Textron's obligations under the debentures and in the indenture pursuant to which the debentures were issued and Textron's obligations under the Amended and Restated Declaration of Trust governing the trust, provides a full and unconditional guarantee of amounts due on the preferred securities. The preferred securities are mandatorily redeemable upon the maturity of the debentures on March 31, 2045, or earlier to the extent of any redemption by Textron of any debentures. The redemption price in either such case will be $25 per share plus accrued and unpaid distributions to the date fixed for redemption.

------------------------------------------------------------------------------
12. Shareholders' Equity

Preferred stock

Textron has authorization for 15,000,000 shares of preferred stock. Each share of $2.08 Preferred Stock ($23.63 approximate stated value) is convertible into 2.2 shares of common stock and can be redeemed by Textron for $50 per share. Each share of $1.40 Preferred Dividend Stock ($11.82 approximate stated value) is convertible into 1.8 shares of common stock and can be redeemed by Textron for $45 per share.

Common stock

Textron has authorization for 250,000,000 shares of 12.5 cent per share par value common stock.

                                                            T E X T R O N  4 5

------------------------------------------------------------------------------

Performance share units and stock options

Textron's 1994 Long-Term Incentive Plan authorizes awards to key employees in two forms: (a) performance share units and (b) options to purchase Textron common stock. The total number of shares of common stock for which options may be granted under the plan is 5,000,000.

TEXTRON ACCOUNTS FOR PERFORMANCE SHARE UNITS AND EMPLOYEE STOCK OPTION GRANTS IN ACCORDANCE WITH APB 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES". UNDER APB 25, BECAUSE THE EXERCISE PRICE OF TEXTRON'S EMPLOYEE STOCK OPTIONS EQUALS THE MARKET PRICE ON THE DATE OF GRANT, NO COMPENSATION EXPENSE IS RECOGNIZED FOR STOCK OPTION AWARDS. COMPENSATION EXPENSE FOR PERFORMANCE SHARE UNITS IS MEASURED BASED ON THE VALUE OF TEXTRON STOCK UNDERLYING THE AWARDS.

Compensation expense under Textron's performance share program was approximately $45 million in 1996, $23 million in 1995, and $4 million in 1994. To mitigate the impact of stock price increases on compensation expense, Textron entered into a cash-settlement option program on Textron's common stock in November 1995. This program generated income of approximately $21 million in 1996.

Pro forma information regarding net income and earnings per share is required by FAS 123, "Accounting for Stock-Based Compensation" and has been determined under the fair value method of that Statement. For the purpose of developing the pro forma information, the fair value of options granted in 1996 and 1995 are estimated at the date of grant using the Black-Scholes option-pricing model. The estimated fair values are amortized to expense over the options' vesting period. Using this methodology, net income would have been reduced by $10 million or $.12 per share in 1996. The pro forma effect on 1995 net income was not material. The 1996 and 1995 pro forma effect on net income is not necessarily representative of the effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

The assumptions used to estimate the fair value of option for grants in 1996 and 1995, respectively, are approximately as follows: dividend yield of 2%, expected volatility of 16%; risk-free interest rates of 6% and 5%, and weighted average expected lives of 3.5 years. Under these assumptions, the weighted-average fair value of an option to purchase one share granted in 1996 and 1995, respectively, was approximately $20 and $16.

Stock option transactions during the last three years are summarized as follows:


                                              1996                        1995                          1994
                                      -------------------------------------------------------------------------------
                                                  Weighted                     Weighted                      Weighted
                                                   Average                      Average                       Average
                                                  Exercise                     Exercise                      Exercise
(Shares in thousands)                 Shares         Price       Shares           Price         Shares          Price
---------------------------------------------------------------------------------------------------------------------
Shares under option at
  beginning of year                    4,558        $52.09        4,696          $44.31          3,997         $42.02
Options granted                        1,068         90.73        1,062           72.11          1,124          49.40
Options exercised                       (923)        45.78       (1,098)          38.26           (349)         33.40
Options canceled                         (58)        58.76         (102)          51.13            (76)         49.22
---------------------------------------------------------------------------------------------------------------------
Shares under option at end of year     4,645         62.15        4,558           52.09          4,696          44.31
=====================================================================================================================
Shares exercisable at end of year      3,064         50.51        2,944           45.38          2,957          39.98
=====================================================================================================================

Stock options outstanding at the end of 1996 and 1995 are summarized as follows:

                                                 Weighted
                                                  Average          Weighted                               Weighted
  Range of Exercise                             Remaining           Average                                Average
       Prices                                 Contractual          Exercise                               Exercise
(Shares in thousands)       Outstanding              Life             Price        Exercisable               Price
---------------------------------------------------------------------------        -------------------------------
December 28, 1996:
  $21.00 - $63.94                 2,646               6.6            $46.48              2,596              $46.30
  $68.19 - $79.63                   969               9.0             73.89                468               73.86
  $80.56 - $92.56                 1,030               9.9             91.37                  -                   -
December 30, 1995:
  $21.00 - $63.94                 3,598               7.5             46.28              2,994               45.38
  $68.19 - $73.94                   960               9.9             73.86                  -                   -
==================================================================================================================

4 6  T E X T R O N




------------------------------------------------------------------------------

Reserved shares of common stock

At year-end 1996, 1,755,000 shares of common stock were reserved for the subsequent conversion of preferred stock, including preferred stock held as treasury shares, and 4,645,000 shares were reserved for the exercise of stock options.

Preferred stock purchase rights

Each outstanding share of Textron common stock has attached to it one preferred stock purchase right, which entitles the holder to buy one one-hundredth of a share of Series C Junior Participating Preferred Stock at an exercise price of $250. The rights become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial block of Textron's common stock. In certain circumstances, holders may acquire Textron stock, or in some cases the stock of an acquiring entity, with a value equal to twice the exercise price. The rights expire in September 2005 but may be redeemed earlier for $.05 per right.

Income per common share

INCOME PER COMMON SHARE IS BASED ON AVERAGE COMMON SHARES OUTSTANDING DURING
EACH YEAR ASSUMING FULL CONVERSION OF OUTSTANDING PREFERRED STOCK AND
EXERCISE OF STOCK OPTIONS. Average shares were 86,029,000 in 1996; 86,894,000 in 1995; and 90,119,000 in 1994.

------------------------------------------------------------------------------
13. Leases

Rental expense approximated $106 million, $104 million, and $108 million in 1996, 1995, and 1994, respectively. Future minimum rental commitments for noncancellable operating leases in effect at year-end 1996 approximated $88 million for 1997; $69 million for 1998; $53 million for 1999; $40 million for 2000; $32 million for 2001; and a total of $256 million thereafter.

------------------------------------------------------------------------------
14. Research and Development

Textron carries out research and development under both company initiated programs and contracts with others, primarily the U.S. government. Company initiated programs include research and development for commercial products and independent research and development related to government products and services. A significant portion of the cost of independent research and development is recoverable from the U.S. government through overhead cost allowances.

RESEARCH AND DEVELOPMENT COSTS FOR WHICH TEXTRON IS RESPONSIBLE ARE EXPENSED
AS INCURRED. THESE COMPANY FUNDED COSTS INCLUDE AMOUNTS FOR COMPANY INITIATED
PROGRAMS, THE COST SHARING PORTIONS OF CUSTOMER INITIATED PROGRAMS, AND
LOSSES INCURRED ON CUSTOMER INITIATED PROGRAMS. The company funded and customer funded research and development costs for 1996, 1995, and 1994 were as follows:



(In millions)                                     1996                    1995                    1994
------------------------------------------------------------------------------------------------------
Company funded                                    $185                    $181                    $187
Customer funded                                    391                     475                     424
------------------------------------------------------------------------------------------------------
  Total research and development                  $576                    $656                    $611
======================================================================================================


------------------------------------------------------------------------------
15. Pension Benefits

Textron has defined benefit and defined contribution pension plans which together cover substantially all employees. The costs of the defined contribution plans are funded as accrued and amounted to approximately $49 million, $32 million, and $34 million for 1996, 1995, and 1994, respectively. Of these totals, $31 million, $14 million, and $18 million, respectively, are related to the employee stock ownership plan. Defined benefits under salaried plans are based on salary and years of service. Hourly plans generally provide benefits based on stated amounts for each year of service. Textron's funding policy is consistent with federal law and regulations. Plan assets consist principally of corporate and government bonds and common stocks.

Pension income in 1996, 1995, and 1994 included the following components:

(In millions)                                                     1996               1995            1994
----------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                   $  70              $  56           $  69
Interest cost on projected benefit obligation                      208                210             199
Actual return on plan assets                                      (495)              (747)            (20)
Amortization of unrecognized transition net asset                  (17)               (17)            (15)
Net amortization and deferral of actuarial gains (losses)          230                483            (233)
----------------------------------------------------------------------------------------------------------
  Net pension income                                             $  (4)             $ (15)          $   -
==========================================================================================================

                                                            T E X T R O N  4 7

------------------------------------------------------------------------------

The following table sets forth the funded status of Textron's pension plans.

                                                                    December 28, 1996                  December 30, 1995
-------------------------------------------------------------------------------------------------------------------------

                                                           Assets         Accumulated          Assets        Accumulated
                                                           exceed            benefits          exceed           benefits
                                                      accumulated              exceed     accumulated             exceed
(In millions)                                            benefits              assets        benefits             assets
-------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                                $2,410               $ 197          $2,121              $ 426
  Nonvested benefit obligation                                 67                  19              91                 35
-------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                              2,477                 216           2,212                461
  Additional amounts related to projected pay increases       254                  35             243                 23
-------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                2,731                 251           2,455                484
Plan assets at fair value                                   3,534                 124           3,180                373
-------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) projected
  benefit obligation                                          803                (127)            725               (111)
Unrecognized net actuarial (gains) losses                    (472)                 30            (312)               (26)
Unrecognized prior service cost                                93                  21              18                 58
Unrecognized transition net obligation (net asset)           (120)                  5            (132)                (1)
Adjustment required to recognize minimum liability              -                 (24)              -                (24)
-------------------------------------------------------------------------------------------------------------------------
    Net pension asset (liability) recognized on the
      consolidated balance sheet                           $  304               $ (95)         $  299              $(104)
=========================================================================================================================

Major actuarial assumptions used in accounting for the defined benefit pension plans are shown in the following table. Net pension income is determined using these assumptions as of the end of the prior year. The funded status of the plans is determined using these assumptions as of the end of the current year.

                                                      December 28,      December 30,      December 31,      January 1,
                                                              1996              1995              1994            1994
----------------------------------------------------------------------------------------------------------------------
Discount rate                                                 7.50%             7.25%             8.25%           7.25%
Weighted average long-term rate of compensation increase      5.00              5.00              5.00            5.00
Long-term rate of return on plan assets                       9.00              9.00              9.00            9.00
======================================================================================================================

------------------------------------------------------------------------------
16. Postretirement Benefits Other than Pensions

Textron offers health care and life insurance benefits for certain retired employees. Postretirement benefits costs other than pension-related expenses in 1996, 1995, and 1994 included the components shown in the following table. Textron's postretirement benefit plans other than pensions are unfunded.


(In millions)                                                       1996              1995              1994
-------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                      $  5              $  5              $  9
Interest cost on accumulated postretirement benefit obligation        53                58                61
Net amortization                                                     (13)              (14)              (10)
-------------------------------------------------------------------------------------------------------------
  Postretirement benefit costs                                      $ 45              $ 49              $ 60
=============================================================================================================


The following table sets forth the status of these plans at the end of 1996 and 1995:

                                                                                    December 28,      December 30,
(In millions)                                                                               1996              1995
------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefits attributed to:
  Retirees                                                                                  $522              $608
  Fully eligible active plan participants                                                     66                89
  Other active plan participants                                                              85                97
------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                                                673               794
Unrecognized net actuarial gains                                                             114               101
Unrecognized prior service cost benefit                                                       30                24
------------------------------------------------------------------------------------------------------------------
  Postretirement benefit liability recognized on the consolidated balance sheet             $817              $919
==================================================================================================================

The discount rates used to determine postretirement benefit costs other than pensions and the status of those plans were the same as those used for Textron's defined benefit pension plans.

4 8  T E X T R O N

------------------------------------------------------------------------------

The 1996 health care cost trend rate, which is the weighted average annual assumed rate of increase in the per capita cost of covered benefits, was 6.5% for retirees age 65 and over and 9.0% for retirees under age 65. Both rates are assumed to decrease gradually to 5.5% by 2001 and 2003, respectively, and then remain at that level. Increasing the health care cost trend rates by one percentage point in each year would have increased the accumulated postretirement benefit obligation as of year-end 1996 by $61 million and the aggregate of the service and interest cost components of postretirement benefit costs for 1996 by $5 million.

------------------------------------------------------------------------------
17. Income Taxes

Textron files a consolidated federal income tax return for all U.S. subsidiaries and separate returns for foreign subsidiaries. TEXTRON RECOGNIZES DEFERRED INCOME TAXES FOR TEMPORARY DIFFERENCES BETWEEN THE FINANCIAL REPORTING BASIS AND INCOME TAX BASIS OF ASSETS AND LIABILITIES BASED ON ENACTED TAX RATES EXPECTED TO BE IN EFFECT WHEN AMOUNTS ARE LIKELY TO BE REALIZED OR SETTLED.

The following table shows income from continuing operations before income taxes and distributions on preferred securities of subsidiary trust:


(In millions)                                     1996              1995              1994
------------------------------------------------------------------------------------------
United States                                     $528              $476              $446
Foreign                                            299               214               177
------------------------------------------------------------------------------------------
  Total                                           $827              $690              $623
==========================================================================================


Income tax expense is summarized as follows:


(In millions)                                     1996              1995              1994
------------------------------------------------------------------------------------------
Federal:
  Current                                         $169              $137              $103
  Deferred                                          11                31                57
State                                               31                32                32
Foreign                                            111                74                65
------------------------------------------------------------------------------------------
  Income tax expense                              $322              $274              $257
==========================================================================================


The following reconciles the federal statutory income tax rate to the effective income tax rate reflected in the consolidated statement of income:


                                                  1996              1995              1994
------------------------------------------------------------------------------------------
Federal statutory income tax rate                 35.0%             35.0%             35.0%
Increase (decrease) in taxes resulting from:
  State income taxes                               2.4               2.9               3.3
  Goodwill                                         2.3               2.5               5.9
  Other - net                                      (.8)              (.7)             (2.9)
------------------------------------------------------------------------------------------
  Effective income tax rate                       38.9%             39.7%             41.3%
==========================================================================================

Textron's net deferred tax asset consisted of gross deferred tax assets and gross deferred tax liabilities of $1,467 million and $1,140 million, respectively, at the end of 1996 and $1,340 million and $1,009 million, respectively, at the end of 1995.

The components of Textron's net deferred tax asset were as follows:

                                                                  December 28,            December 30,
(In millions)                                                             1996                    1995
------------------------------------------------------------------------------------------------------
Finance Group transactions, principally leasing                          $(324)                  $(324)
Obligation for postretirement benefits other than pensions                 321                     364
Self insured liabilities                                                   152                     162
Fixed assets, principally depreciation                                    (146)                   (142)
Deferred compensation and vacation pay                                     103                      86
Allowance for credit losses                                                 86                      85
Other, principally timing of other expense deductions                      135                     100
------------------------------------------------------------------------------------------------------
                                                                         $ 327                   $ 331
======================================================================================================

Deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries, which approximated $845 million at the end of 1996. Management intends to reinvest those earnings for an indefinite period, except for distributions having an immaterial tax effect. If foreign subsidiaries' earnings were distributed, 1996 taxes, net of foreign tax credits, would be increased by approximately $49 million, primarily because of foreign withholding taxes.

                                                            T E X T R O N  4 9

------------------------------------------------------------------------------

18. Fair Value of Financial Instruments

The estimated fair value amounts shown below were determined from available market information and valuation methodologies. Because considerable judgment is required in interpreting market data, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.

                                                             December 28, 1996                   December 30, 1995
------------------------------------------------------------------------------------------------------------------
                                                                     Estimated                           Estimated
                                                    Carrying              fair          Carrying              fair
(In millions)                                          value             value             value             value
------------------------------------------------------------------------------------------------------------------
Assets:
  Investments                                         $  820            $  820            $  778            $  778
  Finance receivables:
    Consumer loans                                     6,471             6,451             6,475             6,457
    Commercial loans                                   2,227             2,270             2,050             2,087
Liabilities:
  Debt:
    Parent Group:
      Debt                                             1,507             1,565             1,774             1,873
      Interest rate exchange agreements                    -                37                 -                57
    Finance Group:
      Debt                                             8,839             8,882             8,437             8,557
      Interest rate exchange agreements                    -                18                 -                 5
  Foreign currency exchange contracts                      -                 2                 -                 6
==================================================================================================================

Notes:

(i) Investments -- The estimated fair values of investment securities were based on available quoted market prices, appraisals, prices from independent brokers, or discounted cash flow analyses.

(ii) Finance receivables -- The estimated fair values of fixed-rate consumer loans, real estate loans and commercial installment contracts were based on discounted cash flow analyses. The estimated fair values of variable-rate receivables and fixed-rate retail installment contracts approximated the net carrying value. The estimated fair values of nonperforming loans were based on discounted cash flow analyses using risk-adjusted interest rates or the fair value of the related collateral.

(iii) Debt, interest rate exchange agreements, and foreign currency exchange contracts -- The estimated fair value of fixed-rate debt was determined by independent investment bankers or discounted cash flow analyses. The estimated fair values of variable-rate debt approximated their carrying values. The estimated fair values of interest rate exchange agreements were determined by independent investment bankers and represent the estimated amounts that Textron or its counterparty would be required to pay to assume the other party's obligations under the agreements. The estimated fair values of the foreign currency exchange contracts were determined by Textron's foreign exchange banks.

------------------------------------------------------------------------------
19. Contingencies and Environmental Remediation

Contingencies

Lawsuits and other proceedings are pending or threatened against Textron and its subsidiaries. Some allege violations of federal government procurement regulations, involve environmental matters, or are or purport to be class actions. Some seek compensatory, treble or punitive damages in substantial amounts; fines, penalties or restitution; or remediation of contamination. Under federal government procurement regulations, some could result in suspension or debarment of Textron or its subsidiaries from U.S. government contracting for a period of time. On the basis of information presently available, Textron believes that any liability for these suits and proceedings would not have a material effect on Textron's net income or financial condition.

Environmental Remediation

ENVIRONMENTAL LIABILITIES ARE RECORDED BASED ON THE MOST PROBABLE COST IF KNOWN OR ON THE ESTIMATED MINIMUM COST, DETERMINED ON A SITE-BY-SITE BASIS. TEXTRON'S ENVIRONMENTAL LIABILITIES ARE UNDISCOUNTED AND DO NOT TAKE INTO CONSIDERATION POSSIBLE FUTURE INSURANCE PROCEEDS OR SIGNIFICANT AMOUNTS FROM CLAIMS AGAINST OTHER THIRD PARTIES.


Textron's accrued estimated environmental liabilities are based on assumptions which are subject to a number of factors and uncertainties. Circumstances which can affect the accruals' reliability and precision include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation, and the time period over which remediation may occur. Textron estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years.

5 0  T E X T R O N

------------------------------------------------------------------------------

20. Geographic and Business Segment Data

Presented below and on page 23 is selected financial information by geographic area and business segment, and a description of the nature of Textron's operations.


Geographic areas                                          Revenues by origin                     Income by origin
(In millions)                                      ------------------------------         ------------------------------
                                                     1996         1995       1994           1996        1995        1994
------------------------------------------------------------------------------------------------------------------------
United States                                      $7,000       $6,841     $7,111         $  791       $ 773       $ 728
Other North America                                 1,043          807        690            125          87          85
Western Europe                                        767          393        318            101          63          46
Asia/Pacific                                          464          412        231             73          64          46
------------------------------------------------------------------------------------------------------------------------
                                                   $9,274       $8,453     $8,350          1,090         987         905
---------------------------------------------------==============================---------------------------------------

Corporate expenses and other - net                                                          (115)       (119)        (92)
Interest expense - net                                                                      (148)       (178)       (190)
------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes and distributions
  on preferred securities of subsidiary trust                                             $  827       $ 690       $ 623
========================================================================================================================

Destination of U.S. exports
(In millions)                                                                               1996        1995        1994
------------------------------------------------------------------------------------------------------------------------
North America                                                                             $  342      $  280      $  398
Western Europe                                                                               256         306         427
Asia/Pacific                                                                                 253         235         161
South America                                                                                 92         110         118
Middle East                                                                                   55          43          62
Other locations                                                                               43          26          30
------------------------------------------------------------------------------------------------------------------------
                                                                                          $1,041      $1,000      $1,196
========================================================================================================================


Identifiable assets
(In millions)                                                                               1996        1995        1994
------------------------------------------------------------------------------------------------------------------------
United States                                                                            $12,103     $12,080     $11,520
Western Europe                                                                             1,662       1,077         949
Asia/Pacific                                                                               1,522       1,348         766
Other North America                                                                        1,436       1,337       1,262
Corporate, including investment in discontinued operation                                  1,742       1,932       1,665
Eliminations                                                                                (230)       (123)        (59)
------------------------------------------------------------------------------------------------------------------------
                                                                                         $18,235     $17,651     $16,103
========================================================================================================================

Notes:
(i) Revenues include sales to the U.S. government of $1.0 billion, $1.3 billion, and $1.6 billion in 1996, 1995, and 1994, respectively.

(ii) Revenues between geographic areas, predominantly revenues of U.S. divisions, were approximately 5% in each of the years 1996, 1995, and 1994.

(iii) Assets in foreign locations relate principally to the Finance segment.

Nature of operations

Textron is a global multi-industry company with manufacturing and finance operations. See pages 54 and 55 for a description of Textron's principal products. Its principal markets (listed within segments in order of the amount of 1996 revenues) and the major locations of such markets are as follows:

Segment                                         Principal markets                                     Major locations
======================================================================================================================
Aircraft                                        * Commercial and military helicopters                 * North America
                                                * Business jets                                       * Asia/Pacific
                                                * General aviation                                    * South America
                                                * Overnight express package carriers                  * Western Europe
                                                * Commuter airlines, relief flights, tourism,
                                                  and freight
----------------------------------------------------------------------------------------------------------------------
Automotive                                      * Automotive original equipment manufacturers and
                                                  their suppliers                                     * North America
                                                                                                      * Western Europe
----------------------------------------------------------------------------------------------------------------------
Industrial                                      * Fastening systems:  automotive, electronics,        * North America
                                                  aerospace, other OEMs, distributors, and            * Western Europe
                                                  consumers                                           * Asia/Pacific
                                                * Golf and turf-care products:  golf courses,
                                                  resort communities, and commercial and industrial
                                                  users
                                                * Engineered products and components:  original
                                                  equipment manufacturers, distributors, and
                                                  end-users of a wide variety of products
----------------------------------------------------------------------------------------------------------------------
Systems and Components                          * Commercial aerospace                                * North America
                                                * Defense                                             * Western Europe
----------------------------------------------------------------------------------------------------------------------
Finance                                         * Consumer loans                                      * North America
                                                * Commercial loans                                    * Asia/Pacific
                                                                                                      * Western Europe
----------------------------------------------------------------------------------------------------------------------

                                                            T E X T R O N  5 1

-----------------------------------------------------------------------------------------------------------------------------
Quarterly Data
                                                                1996                                   1995
(Unaudited)                                         -----------------------------         ------------------------------
(Dollars in millions except per share amounts)      Q4       Q3       Q2       Q1         Q4        Q3       Q2       Q1
------------------------------------------------------------------------------------------------------------------------
Revenues
Aircraft                                       $   762  $   638   $  649  $   654    $   661   $   633   $  660  $   565
Automotive                                         428      355      439      405        395       340      386      413
Industrial                                         561      554      604      477        427       357      390      386
Systems and Components                             139      175      175      164        222       228      215      190
Finance                                            538      526      517      514        524       499      487      475
------------------------------------------------------------------------------------------------------------------------
Total revenues                                 $ 2,428  $ 2,248   $2,384  $ 2,214    $ 2,229   $ 2,057   $2,138  $ 2,029
========================================================================================================================
Income
Aircraft                                       $    79  $    69   $   67  $    56    $    67   $    69   $   66  $    43
Automotive                                          41       27       41       37         39        25       35       36
Industrial                                          57       58       64       54         44        40       45       48
Systems and Components                              11       19       16       11         16        18       18       13
Finance                                             98       98       95       92         94        96       87       88
------------------------------------------------------------------------------------------------------------------------
Total operating income                             286      271      283      250        260       248      251      228
Corporate expenses and other - net                 (29)     (28)     (30)     (28)       (32)      (32)     (28)     (27)
Interest expense - net                             (37)     (36)     (37)     (38)       (45)      (43)     (46)     (44)
Income taxes                                       (85)     (81)     (84)     (72)       (73)      (69)     (70)     (62)
Distributions on preferred securities
  of subsidiary trust, net of income taxes          (7)      (6)      (7)      (3)         -         -        -        -
------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                  128      120      125      109        110       104      107       95
Discontinued operation, net of income taxes:
  Income from operations                             -        -        -       16         17        18       14       14
  Estimated loss on disposal                         -     (155)       -      (90)         -         -        -        -
------------------------------------------------------------------------------------------------------------------------
                                                     -     (155)       -      (74)        17        18       14       14
------------------------------------------------------------------------------------------------------------------------
Net income                                     $   128  $   (35)  $  125  $    35    $   127   $   122   $  121  $   109
=========================================================================================================================
Earnings per common share
Income from continuing operations              $  1.50  $  1.40   $ 1.44  $  1.26    $  1.26   $  1.20   $ 1.23  $  1.09
Discontinued operation                               -    (1.81)       -     (.86)       .19       .21      .17      .16
-------------------------------------------------------------------------------------------------------------------------
Net income                                     $  1.50  $  (.41)  $ 1.44  $   .40    $  1.45   $  1.41   $ 1.40  $  1.25
=========================================================================================================================
Average shares outstanding (in thousands)<F*>   85,130   85,790   86,575   86,680     87,345    86,692   86,679   87,055
-------------------------------------------------------------------------------------------------------------------------
Operating income margins
Aircraft                                          10.4%    10.8%    10.3%     8.6%      10.1%     10.9%    10.0%     7.6%
Automotive                                         9.6      7.6      9.3      9.1        9.9       7.4      9.1      8.7
Industrial                                        10.2     10.5     10.6     11.3       10.3      11.2     11.5     12.4
Systems and Components                             7.9     10.9      9.1      6.7        7.2       7.9      8.4      6.8
Finance                                           18.2     18.6     18.4     17.9       17.9      19.2     17.9     18.5
Operating income margin                           11.8     12.1     11.9     11.3       11.7      12.1     11.7     11.2
-------------------------------------------------------------------------------------------------------------------------
Common stock information
Price range: High                              $97-3/4  $87-7/8   $   89  $85-3/4    $77-3/8   $70-1/8   $   61  $57-1/8
             Low                               $84-3/4  $    73   $   88  $69-1/8    $65-1/2   $57-7/8   $   56  $48-5/8
Dividends per share                            $   .44  $   .44   $  .44  $   .44    $   .39   $   .39   $  .39  $   .39
-------------------------------------------------------------------------------------------------------------------------

<F*>Assumes full conversion of outstanding preferred stock and exercise of stock options.

Prior year amounts have been reclassified to conform to the current year's segment presentation.

5 2  T E X T R O N

----------------------------------------------------------------------------------------------------------------------
Selected Financial Information

(Dollars in millions except where otherwise
noted and per share amounts)                        1996         1995         1994         1993        1992       1991
----------------------------------------------------------------------------------------------------------------------
Revenues
Aircraft                                        $  2,703      $ 2,519      $ 2,290      $ 2,077     $ 1,617    $ 1,352
Automotive                                         1,627        1,534        1,511        1,178         788        661
Industrial                                         2,196        1,560        1,539        1,363       1,309      1,275
Systems and Components                               653          855        1,338        1,653       1,902      1,922
Finance                                            2,095        1,985        1,672        1,610       1,622      1,548
----------------------------------------------------------------------------------------------------------------------
Total revenues                                  $  9,274      $ 8,453      $ 8,350      $ 7,881     $ 7,238    $ 6,758
======================================================================================================================
Income
Aircraft                                        $    271      $   245      $   197      $   162     $   136     $  121
Automotive                                           146          135          132           89          68         50
Industrial                                           233          177          157          130         116         99
Systems and Components                                57           65           88          117         161        204
Finance                                              383          365          331          289         250        226
----------------------------------------------------------------------------------------------------------------------
Total operating income                             1,090          987          905          787         731        700
Corporate expenses and other - net                  (115)        (119)         (92)        (103)        (81)       (89)
Interest expense - net                              (148)        (178)        (190)        (214)       (238)      (213)
Income taxes                                        (322)        (274)        (257)        (171)       (160)      (160)
Distributions on preferred securities of
  subsidiary trust, net of income taxes              (23)           -            -            -           -          -
----------------------------------------------------------------------------------------------------------------------
Income from continuing operations<F*>           $    482      $   416      $   366      $   299     $   252    $   238
======================================================================================================================
Per share of common stock
Income from continuing operations<F*>           $   5.60      $  4.79      $  4.06      $  3.32     $  2.84    $  2.71
Dividends declared                              $   1.76      $  1.56      $  1.40      $  1.24     $  1.12    $  1.03
Book value at year-end                          $  38.20      $ 39.92      $ 33.45      $ 31.18     $ 28.11    $ 33.65
Common stock price: High                        $ 97-3/4      $77-3/8      $60-5/8      $58-7/8     $44-3/4    $39-1/2
                    Low                         $ 69-1/8      $48-5/8      $46-1/2      $40-3/8     $33-3/4    $    25
                    Year-end                    $ 93-3/8      $67-1/2      $50-3/8      $58-1/4     $44-3/4    $38-1/2
Common shares outstanding
  (in thousands)<F**>   : Average                 86,029       86,894       90,119       90,052      88,580     87,563
                          Year-end                85,158       86,950       87,253       90,499      89,418     88,261
======================================================================================================================
Financial position
Total assets                                    $ 18,235      $17,651      $16,103      $15,372     $14,710    $12,283
Debt:
  Parent Group                                  $  1,507      $ 1,774      $ 1,582      $ 2,025     $ 2,283    $ 1,820
  Finance Group                                 $  8,839      $ 8,437      $ 7,760      $ 6,847     $ 6,440    $ 5,664
Preferred securities of subsidiary trust        $    483      $     -      $     -      $     -     $     -    $     -
Shareholders' equity                            $  3,183      $ 3,412      $ 2,882      $ 2,780     $ 2,488    $ 2,928
Parent Group debt to total capital                   29%          34%          35%          42%         48%        45%
======================================================================================================================
Investment data
Capital expenditures                            $    343      $   279      $   294      $   246     $   215    $   152
Depreciation                                    $    223      $   195      $   206      $   201     $   194    $   177
Research and development                        $    576      $   656      $   611      $   514     $   430    $   457
======================================================================================================================
Other data
Number of employees at year-end                   57,000       54,000       50,000       53,000      51,000     49,000
Number of common shareholders at year-end         25,000       26,000       27,000       28,000      30,000     31,000
----------------------------------------------------------------------------------------------------------------------

<F*>Before cumulative effect of changes in accounting principles in 1992.

<F**>Assumes full conversion of outstanding preferred stock and exercise of stock options.

Prior year amounts have been reclassified to conform to the current year's segment presentation.

                                                            T E X T R O N  5 3

-------------------------------------------------------------------------------

Directory of Divisions
-----------------------------------------------------------------------------------------------------------------------------
Aircraft          Bell Helicopter Textron       Webb F. Joiner          Vertical takeoff and landing aircraft and spare
                                                 Chairmand and          parts for the U.S. Government, foreign governments
                                                 Chief Executive        and commercial markets
                                                 Officer
                  -----------------------------------------------------------------------------------------------------------
                  The Cessna Aircraft Company   Russell W. Meyer, Jr.   Light and mid-size business jets, utility turboprops
                                                 Chairman and           and single-engine piston aircraft.
                                                 Chief Executive
                                                 Officer
                  -----------------------------------------------------------------------------------------------------------
                  Textron Lycoming              David G. Assard         Piston aircraft engines and replacement parts for
                                                 President              the general aviation market.
-----------------------------------------------------------------------------------------------------------------------------
Automotive        Textron Automotive Company    John A. Janitz          Automotive interior, exterior and functional
                                                 Chairman, President    components and systems.
                                                 Chief Executive
                                                 Officer
                  -----------------------------------------------------------------------------------------------------------
                  CWC Castings Textron          John L. Kelly           Gray iron and ductile iron castings, primarily
                                                 President              camshafts for automobile and engine manufacturers.
                  -----------------------------------------------------------------------------------------------------------
                  Kautex Werke                  Dr. Wolfgang Theis      Blow-molded plastic fuel tank system and other
                  Reinold Hagen AG (Germany)     Chairman               automotive components.
                  -----------------------------------------------------------------------------------------------------------
                  McCord Winn Textron           George F. Daniels       Automotive seating comfort systems, windshield and
                                                 President              headlamp washing systems and electro-mechanical
                                                                        components.
                  -----------------------------------------------------------------------------------------------------------
                  Micromatic Textron            Michael J. Brennan      Proprietary machine tools, components and assembly
                                                 President              systems for automotive and commercial markets.
                  -----------------------------------------------------------------------------------------------------------
                  Randall Textron               Jane L. Warner          Fuel filler assemblies and fuel delivery systems for
                                                 President              automotive market.
                  -----------------------------------------------------------------------------------------------------------
                  Textron Automotive            Sam Licavoli            Instrument panels, door panels, armrests, airbag
                  Trim Operations                President              doors, center consoles, headliners, exterior trim
                                                                        and lighting components
-----------------------------------------------------------------------------------------------------------------------------
Industrial        Textron Fastening Systems     Fastening systems, synergistic assemblies, components and installation tools serving the automotive, aerospace, electronics, construction, do-
                                                it yourself and transportation markets.
                  -------------------------------------------------     -----------------------------------------------------
                  Avdel Textron                 John C. Castle          Textron Aerospace Fasteners   George A. Andrews
                                                 President                                             President
                  -------------------------------------------------     -----------------------------------------------------
                  Camcar Textron                James R. MacGilvray     Textron Fastening Systems -   Horst Homuth
                                                 President              Germany                         General Manager
                  -------------------------------------------------     -----------------------------------------------------
                  Elco Textron                  John C. Lutz            Textron Industries S.A.S.     John C. Castle
                                                 President and          (France)                        President
                                                 Chief Executive                                       (Acting)
                                                 Officer

5 4  T E X T R O N


-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Industrial        Cone Drive Textron            John G. Melvin          Double-enveloping worm gear speed reducers, gear
(continued)                                      President              motors and gear sets.
                  -----------------------------------------------------------------------------------------------------------
                  E-Z-GO Textron                L.T. Walden, Jr.        Electric- and gasoline-powered golf cars and
                                                 President              multipurpose utility vehicles.
                  -----------------------------------------------------------------------------------------------------------
                  Greenlee Textron              Barclay S. Olson        Products for wire and cable installation and
                                                 President              maintenance in residential, commercial and industrial
                                                                        facilities.
                  -----------------------------------------------------------------------------------------------------------
                  HR Textron                    Bradley W. Spahr        Motion control components and systems for industrial,
                                                 President              defense and aerospace markets.
                  -----------------------------------------------------------------------------------------------------------
                  Jacobsen Textron              Philip J. Tralies       Professional mowing and turf maintenance equipment.
                                                 President
                  -----------------------------------------------------------------------------------------------------------
                  Maag Italia Textron S.p.A.    Dr. Giovanni P.         Traction gears for the railway industry.
                  (Italy)                        Agostini
                                                 President
                  -----------------------------------------------------------------------------------------------------------
                  Maag Pump Systems Textron AG  Dr. Frank Brinken       Gear pumps and systems used for processing
                  (Switzerland)                  President              applications in the plastics, chemical and
                                                                        pharmaceutical industries.
                  -----------------------------------------------------------------------------------------------------------
                  Speidel Textron               William R. Jahnke       Watch attachments and fashion jewelry products.
                                                 President

-----------------------------------------------------------------------------------------------------------------------------
Systems and       Fuel Systems Textron          Michael Boston          Fuel systems components for aircraft and industrial
Components                                       President              gas turbine engines.
                  -----------------------------------------------------------------------------------------------------------
                  Textron Marine & Land Systems John J. Kelly           Air cushion amphibious landing craft, combat vehicles
                                                 President              and advanced suspension systems.
                  -----------------------------------------------------------------------------------------------------------
                  Textron Systems               Richard J. Millman      Weapon and electronic systems, advanced materials
                                                 President              and coatings, and high-tech commercial products.
                  -----------------------------------------------------------------------------------------------------------
                  Turbine Engine                G.L. (Topper) Long      Air and land-based gas turbine engine components for
                  Components Textron             President              engine OEMs.
-----------------------------------------------------------------------------------------------------------------------------
Finance           Avco Financial Services       Warren R. Lyons         International consumer financing, and credit and
                                                 Chairman               property casualty insurance.
                  -----------------------------------------------------------------------------------------------------------
                  Textron Financial Corporation Stephen A. Giliotti     Commercial financing for the purchase of Textron and
                                                 President              third-party products.

                                                             T E X T R O N  5 5

-------------------------------------------------------------------------------
Board of Directors

James F. Hardymon <F1>
Chairman and Chief
  Executive Officer
Textron Inc.

Lewis B. Campbell <F1>
President and Chief
  Operating Officer
Textron Inc.

H. Jesse Arnelle <F4>,<F5>
Senior Partner
Arnelle, Hastie, McGee,
  Willis & Greene

Teresa Beck
Chief Financial Officer
American Stores Company

R. Stuart Dickson <F1>,<F2>
Formerly Chairman
Ruddick Corporation

Paul E. Gagne <F1>,<F2>
President and Chief
  Executive Officer
Avenor Inc.

John D. Macomber <F3>,<F4>
Principal
JDM Investment Group

Dana G. Mead
Chairman and Chief
  Executive Officer
Tenneco Inc.

Barbara Scott Preiskel <F3>,<F4>
Formerly Senior Vice President
  and General Counsel
Motion Picture Association

Brian H. Rowe <F3>,<F5>
Retired Chairman
GE Aircraft Engines

Sam F. Segnar <F3>,<F4>
Retired Chairman and
  Chief Executive Officer
Enron Corporation

Jean Head Sisco <F1>,<F2>
Partner
Sisco Associates

John W. Snow <F1>,<F5>
Chairman, President and Chief
  Executive Officer
CSX Corporation

Martin D. Walker <F1>,<F4>
Chairman
M.A. Hanna Company

Thomas B. Wheeler <F2>,<F5>
Chairman and Chief Executive
  Officer
Massachusetts Mutual Life
  Insurance Company

[FN]
Numbers indicate committee
memberships

<F1> Executive Committee:
     Chairman,
     James F. Hardymon

<F2> Audit Committee:
     Chairman,
     Jean Head Sisco

<F3> Nominating and Board Affairs
     Committee:
     Chairman,
     Barbara Scott Preiskel

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

Lewis B. Campbell
President and Chief
  Operating Officer

Carol J. Grant
Vice President
  Human Resources

Herbert L. Henkel<F*>
President
Textron Industrial Products

John A. Janitz
Chairman, President and Chief
  Executive Officer
Textron Automotive Company

Webb F. Joiner<F***>
Chairman and Chief
  Executive Officer
Bell Helicopter Textron

Warren R. Lyons<F**>
Chairman
Avco Financial Services

Russell W. Meyer, Jr.<F***>
Chairman and Chief
  Executive Officer
Cessna Aircraft Company

Gero K.H. Meyersiek
Vice President International

Terry D. Stinson<F*>
President and Chief
  Operating Officer
Bell Helicopter Textron

Richard L. Yates<F**>
Vice President and Controller
-------------------------------------------------------------------------------
Corporate Staff Officers

Frederick K. Butler<F**>
Vice President and Secretary

Peter B.S. Ellis
Vice President Strategic
  Planning

Douglas A. Fahlbeck<F**>
Vice President Mergers and
  Acquisitions

Arnold M. Friedman<F***>
Vice President and Deputy
  General Counsel

William B. Gauld
Vice President Corporate
  Information Management
  and Chief Information
  Officer

Gregory E. Hudson<F**>
Vice President Taxes

William P. Janovitz<F**>
Vice President
  Financial Management

Mary F. Lovejoy
Vice President
  Communications and
  Investor Relations

John W. Mayers, Jr.<F**>
Vice President Risk
  Management and
  Insurance

Frank W. McNally<F*>
Vice President Employee
  Relations and Benefits

Freda M. Peters
Vice President
  Executive Development and
  Human Resource
  Policy and Compliance

Daniel L. Shaffer<F**>
Vice President Audit and
  Business Ethics

Richard F. Smith<F**>
Vice President Government
  Affairs

Richard A. Watson<F***>
Senior Vice President and
  Treasurer

John F. Zugschwert<F*>
Vice President Government
  Marketing

[FN]
Service with Textron and its
subsidiaries/divisions:

  <F*>5-9 years

 <F**>10-19 years

<F***>20 years and over
-------------------------------------------------------------------------------
International Advisory Council

Richard R. Burt
Chairman
IEP Advisors Inc.
USA

Lewis B. Campbell
President and COO
Textron Inc.
USA

Cheng Wai Keung
Chairman and Managing
  Director
Wing Tai Holdings Limited
Singapore

Jean Gandois
President
National Council of
  French Employers
France

David A. Gledhill
Former Chairman
  Swire Group
Hong Kong

Carl H. Hahn
Former Chairman of Board
  of Management
Volkswagen AG
Germany

James F. Hardymon
Chairman and CEO
Textron Inc.
USA

Mary L. Howell
Executive Vice President
  Government and
  International
Textron Inc.
USA

Jeffrey Koo
Chairman and CEO
Chinatrust Commercial Bank
Taiwan

Gero K.H. Meyersiek
Vice President International
Textron Inc.
USA

Marcilio Marques Moreira
Former Finance Minister
Brazil

Andrzej Olechowski
Chairman
Central Europe Trust
Poland

Sir Charles Powell
Director
Jardines Matheson
  Holdings Ltd.
United Kingdom

Ratan N. Tata
Chairman
Tata Industries Limited
India

Horst Teltschik
Member of the Board
  of Management
BMW AG
Germany

5 6  T E X T R O N


       Inside Back Cover
-------------------------------------------------------------------------------
Shareholder Information

Corporate Headquarters

Textron Inc.
40 Westminster Street
Providence, Rhode Island  02903
(401) 421-2800

Annual Meeting

Textron's annual meeting of shareholders will be held on Wednesday, April 23, 1997 at 10:30 a.m. at The Worthington Hotel, Ft. Worth, Texas.

Transfer Agent, Registrar and Dividend Paying Agent

For shareholder services such as change of address, lost certificates or dividend checks, change in registered ownership, preferred stock conversion services or the Dividend Reinvestment Plan, write or call:

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, New Jersey  07303-2500
1-800-519-3111

Dividend Reinvestment Plan

Textron's Dividend Reinvestment Plan offers shareholders of common stock a convenient way to purchase additional shares of Textron common stock without paying brokerage, commission or other service fees. More information and an authorization form may be obtained by writing or calling First Chicago Trust Company of New York. (Please see First Chicago's address and telephone number above.)

Stock Exchange Information (Symbol: TXT)

Textron common stock is listed on the New York, Chicago and Pacific Stock Exchanges.

Textron's preferred stocks ($2.08 and $1.40) are traded only on the New York Stock Exchange.

Investor Relations/Public Relations

Textron Inc.
Communications and Investor Relations Department
40 Westminster Street
Providence, Rhode Island  02903

Investors and security analysts should call: (401) 457-2353
Members of the news media should call: (401) 457-2354

For more information regarding Textron and its divisions, visit our worldwide web site on the internet at http://www.textron.com

Company Publications and General Information

To receive a copy, without charge, of Textron's reports on Form 10-K and 10-Q, proxy statement, Annual Report and the most recent company news and earnings press releases, please call 1-888-TXT-LINE or direct written correspondence to Textron. (Please see Textron's Communications and Investor Relations Department address above.)