Form 10-K, Exhibit 13
period 1998-01-03
TEXTRON INC
filed 1998-03-16
CIK 217346

                           1997 TEXTRON ANNUAL REPORT

Business Segment Data

For a description of the businesses comprising each segment, see pages 58 and 59.

                                             Revenues                    Operating Income             Operating Income Margins
(In millions)                        1997      1996     1995          1997     1996      1995         1997     1996       1995
-------------------------------------------------------------------------------------------------------------------------------
Aircraft                          $ 3,135    $2,703   $2,519         $ 325    $ 271     $ 245           10.4%    10.0%     9.7%
Automotive                          2,127     1,627    1,534           150      146       135            7.1      9.0      8.8
Industrial                          3,071     2,849    2,415           334      290       242           10.9     10.2     10.0
Finance                             2,211     2,095    1,985           409      383       365           18.5     18.3     18.4
------------------------------------------------------------------------------------------------------------------------------

                                  $10,544    $9,274   $8,453         1,218    1,090       987           11.6     11.8     11.7
============================================================------------------------------------------------------------------

Corporate expenses and other - net                                    (141)    (115)     (119)
Interest expense - net                                                (129)    (148)     (178)
------------------------------------------------------------------------------------------------------------------------------

Income from continuing operations
  before income taxes*                                               $ 948    $ 827     $ 690
=============================================================================================

*Before distributions on preferred securities of subsidiary trust in 1997 and 1996.
Income of the Finance segment is net of interest expense.
Prior year amounts have been reclassified to conform to the current year's segment presentation as more fully described on page 25.

1997 REVENUES - $10.5 BILLION               1997 OPERATING INCOME - $1.2 BILLION
--------------------------------------      ------------------------------------
[PIE CHART]                                          [PIE CHART]
AIRCRAFT     30%                               AIRCRAFT    27%
FINANCE      21%                               FINANCE     34%
AUTOMOTIVE   20%                               AUTOMOTIVE  12%
INDUSTRIAL   29%                               INDUSTRIAL  27%

                                        IDENTIFIABLE ASSETS            CAPITAL EXPENDITURES                  DEPRECIATION
(In millions)                        1997      1996     1995          1997     1996      1995         1997     1996      1995
------------------------------------------------------------------------------------------------------------------------------
Aircraft                          $ 2,007   $ 1,896  $ 1,782          $110     $119      $ 75         $ 71     $ 55      $ 50
Automotive                          1,515     1,020      861           103       60        78           69       41        39
Industrial                          2,530     2,415    2,335           150      127        99           99      102        81
Finance                            11,910    11,409   10,816            46       34        23           23       21        20
------------------------------------------------------------------------------------------------------------------------------

Corporate, including investment
  in discontinued operation
  in 1996 and 1995                  1,105     1,742    1,932             3        3         4            4        4         5
Eliminations                         (457)     (247)     (75)            -        -         -            -        -         -
-----------------------------------------------------------------------------------------------------------------------------

                                  $18,610   $18,235  $17,651          $412     $343      $279         $266     $223      $195
=============================================================================================================================

Prior year amounts have been reclassified to conform to the current year's segment presentation as more fully described on page 25.

                           1997 TEXTRON ANNUAL REPORT

Management's Discussion and Analysis

Results of Operations      Textron Inc.

                           1997 vs. 1996

REVENUES                   - Diluted earnings per share from continuing
                           operations in 1997 were $3.29, up 17% from the 1996
95  + 1%    $ 8,453        amount of $2.81. Income from continuing operations in
96  +10%    $ 9,274        1997 of $558 million was up 16% from $482 million for
97  +14%    $10,544        1996. Revenues increased 14% to $10.5 billion in 1997
                           from $9.3 billion in 1996. Net income in 1997 was $558 million versus $253 million in 1996, which reflected the impact of a $229 million loss from a discontinued operation.

                           - Operating income of Textron's four business segments aggregated $1.2 billion in 1997, up 12% from 1996, as a result of continued improved financial results in the Aircraft, Industrial and Finance segments. Operating income in the Automotive segment was essentially unchanged.

EARNINGS PER SHARE *        - Total segment margins decreased to 11.6% in 1997
                           from 11.8% in 1996, due primarily to lower margins
95  +18%   $2.40           associated with the Kautex acquisition.
96  +17%   $2.81
97  +17%   $3.29           - Corporate expenses and other - net increased in
                           1997 by $26 million due to 1997 litigation expenses
                           related to a divested operation, higher 1997 expenses
* From Continuing          related to organizational changes and higher support
    Operations             costs related to international expansion, and 1997
                           costs associated with the termination of interest rate swap agreements no longer qualifying as accounting hedges.

                           - The lower interest of the Parent Group - $129 million in 1997 vs. $148 million in 1996-was due to lower average debt, resulting from the payment of debt with proceeds from the divestiture of Paul Revere, partially offset by the incremental debt associated with acquisitions.

                           - Business segment data for prior years has been reclassified to reflect the combination of the Systems and Components segment into the Industrial segment due to the increased commercialization of the Systems and Components businesses and their underlying technologies.


                           1996 vs. 1995

                           - Diluted earnings per share from continuing operations in 1996 were $2.81, up 17% from the 1995 amount of $2.40. Income from continuing operations in 1996 of $482 million was up 16% from $416 million for 1995. Revenues increased 10% to $9.3 billion in 1996 from $8.5 billion in 1995. Net income in 1996 was $253 million vs. $479 million in 1995, reflecting the impact of a $229 million loss from a discontinued operation in 1996.

                           - Operating income aggregated $1.1 billion in 1996, up 10% from 1995, as a result of continued improved financial results across all business segments.

                           - The lower interest of the Parent Group - $148 million in 1996 vs. $178 million in 1995-was due to lower average debt, due in part to the payment of debt with the proceeds from the issuance of preferred securities in February 1996.

                          1997 TEXTRON ANNUAL REPORT


                           AIRCRAFT

                           1997 vs. 1996
 AIRCRAFT
 REVENUES                  The Aircraft segment's revenues and income increased
                           $432 million (16%) and $54 million (20%),
 95 +10%  $2,519           respectively, due primarily to higher results at
 96 + 7%  $2,703           Cessna Aircraft.
 97 +16%  $3,135
                           - Bell Helicopter's revenues increased primarily as a
                           result of higher U.S. government and commercial
 OPERATING INCOME          aircraft sales ($91 million) and higher revenues on
                           the Huey upgrade contract for the U.S. Marines ($28
 95 +24%  $245             million), partially offset by lower revenues on the
 96 +11%  $271             V-22 program ($80 million) and lower foreign military
 97 +20%  $325             sales ($23 million). Bell's commercial aircraft sales
                           included the completion of the three-year contract for model 412 helicopters with the Canadian Forces.
                           Its income increased slightly as a result of the higher revenues, partially offset by higher product development expenses primarily related to its new commercial aircraft models.

                           - Cessna Aircraft's revenues increased as a result of higher sales of business jets, including the Citation X and Bravo. Its income increased as a result of the higher revenues, partially offset by an increased level of expenses due to the introduction and support of new products.

                           1996 vs. 1995

                           The Aircraft segment's revenues and income increased $184 million (7%) and $26 million (11%), respectively, due to higher results at Cessna Aircraft.

                           - Bell Helicopter's revenues decreased primarily as a result of lower sales of military helicopters to the U.S. government ($136 million) and lower revenues on the V-22 program ($69 million), partially offset by higher domestic and international helicopter sales, including increased deliveries on the Canadian Forces contract ($119 million), and increased military and commercial spares sales ($41 million). Bell's income decreased slightly, as the impact of lower revenues and costs associated with the introduction of new commercial aircraft models was partially offset by additional income on the V-22 program.

                           - Cessna's revenues increased primarily as a result of higher sales of business jets, principally the Citation X and Citation VII models, and utility turboprop aircraft. Its income increased as a result of the higher revenues, partially offset by higher product development and selling and administrative expenses due to the introduction and support of new products.

                           AUTOMOTIVE

                           1997 vs. 1996

                           The Automotive segment's revenues increased $500
AUTOMOTIVE                 million (31%), primarily as a result of the first
REVENUES                   quarter 1997 acquisition of Kautex, the third quarter
                           1997 acquisition of the General Rubber Goods division
95  + 2%  $1,534           of Pirelli Tyres, Ltd., and the 1996 acquisitions of
96  + 6%  $1,627           Valeo Wiper Systems and the remaining 50% of a joint
97  +31%  $2,127           venture in Born, Netherlands. The benefit of the
                           higher sales from the acquisitions was partially offset by the unfavorable impact of a strike at a Chrysler engine plant in the second quarter 1997 and the timing of replacement business and new model launches. Income approximated last year's level, reflecting the above factors, increased costs related to new model launches and the impact of a restructuring effort which began in the second quarter 1997.

                           1996 vs. 1995

OPERATING                  The Automotive segment's revenues increased $93
INCOME                     million (6%) and income increased $11 million (8%).
95  + 2%  $135             The improved results reflected the increased
96  + 8%  $146             production of models with Textron content,
97  + 3%  $150             particularly light trucks at Chrysler, and the
                           benefits of the acquisitions of Valeo Wiper Systems and the remaining 50% of a joint venture in Born, Netherlands.

                          1997 TEXTRON ANNUAL REPORT

                           INDUSTRIAL

INUSTRIAL                  1997 vs. 1996
REVENUES
                           The Industrial segment's revenues increased $222
95  (16)%  $2,415          million (8%). Income increased $44 million (15%),
96  +18 %  $2,849          reflecting higher sales from both acquisitions and
97  + 8 %  $3,071          organic growth, and improved operating margins,
                           principally in industrial components and fastening systems. The revenue and income increases were due primarily to higher sales in the fastening systems business ($143 million), including the second quarter
                           1996 acquisition of Textron Industries S.A.S. In addition, results benefited from the 1997 acquisitions of Maag Pump Systems, Maag Italia,
                           S.p.A., and Burkland Holding, Inc., an increase in demand for aerospace components and higher revenues on the sensor fuzed weapon contract, partially offset by the third quarter 1996 divestiture of Textron
                           Aerostructures and lower revenues in marine and land systems products.

                           1996 vs. 1995

OPERATING                  The Industrial segment's revenues and income
INCOME                     increased $434 million (18%) and $48 million (20%),
                           respectively. These increases were due primarily to
95   (1)%  $242            higher sales in the fastening systems business ($558
96  +20 %  $290            million), reflecting the fourth quarter 1995
97  +15 %  $334            acquisitions of Elco Industries and Boesner, and the
                           first half 1996 acquisitions of Textron Industries
                           S.A.S. and Xact Products. In addition, the year's results benefited from higher sales and improved performance at E-Z-GO, and continued strong performance in the contractor tool business, including the contribution from the Klauke acquisition. These increases were partially offset by reduced shipments on certain U.S. government and commercial aerospace contracts and the impact of the divestiture of Textron Aerostructures in the third quarter of 1996.

                           FINANCE

                           1997 vs. 1996

                           The Finance segment's revenues increased $116 million
FINANCE                    (6%), while income increased $26 million (7%).
REVENUES
                           - Avco Financial Services' (AFS) revenues and income
95  +19%  $1,985           increased $93 million and $13 million, respectively.
96  + 6%  $2,095           Revenues in its finance and related insurance
97  + 6%  $2,211           business increased $75 million, due to an increase in
                           investment and other income, and an increase in
                           average finance receivables ($7.546 billion in 1997
                           vs $6.892 billion in 1996), reflecting the benefit of
                           the acquisition of approximately $720 million of
                           finance receivables during 1997, which consists of
                           commercial receivables ($534 million) and consumer
OPERATING                  receivables ($186 million). The increase in
INCOME                     investment and other income was primarily
                           attributable to a $22 million gain on the sale of
95  +10%  $365             certain underperforming branches in 1997, offset in
96  + 5%  $383             part by a $7 million gain on the sale of its U.S.
97  + 7%  $409             small-ticket leasing operation in 1996 and a decrease
                           in capital gains of $3 million. The benefit of these revenue increases were partially offset by a decrease in yields on finance receivables (17.77% in 1997 vs
                           18.52% in 1996), reflecting both decreases in yields on consumer finance receivables and the impact of an increase in lower-yielding commercial receivables.
                           Income increased $3 million due to the benefit of the higher revenues and a decrease in the average cost of borrowed funds (6.39% in 1997 vs 6.88% in 1996), partially offset by an increase in the provision for losses resulting from a higher level of net credit losses to average finance receivables (2.93% in 1997 vs 2.82% in 1996), and higher operating expenses related to international expansion and the start-up of centralized sales processing centers in the U.S.
                           and Canada. The increase in the net credit losses to average finance receivables was primarily attributable to an increase in the ratio in the consumer finance business (3.18% in 1997 vs. 2.91% in 1996).

                          1997 TEXTRON ANNUAL REPORT


                           The proliferation of credit cards continues to provide the consumer with an alternative source of funds, and as a result, the increase in consumer debt has continued to burden the consumer finance customer, resulting in higher delinquencies and charge-offs. This has been particularly true in the U.S. where charge-offs have increased and receivables outstanding have decreased. In order to make better use of its capital resources, AFS has undertaken a strategic review of its U.S. operations. This review, which encompasses underperforming branches, started in June 1997 and should be completed by year-end 1998. Each underperforming branch is being reviewed, and when it is determined that a branch will not meet certain profitability standards, it will be sold. It is not anticipated that these actions will result in any losses. Although the strategic review resulted in 47 branches being sold in 1997, AFS as part of its normal operations opened 47 new branches in the U.S. while closing 38 branches. At December 31, 1997, AFS had 1,199 branches, of which 715 were in the U.S.

                           In AFS' nonrelated insurance business, revenues increased $18 million, due primarily to higher premiums earned and a higher level of investment income, partially offset by a decrease in capital gains. Income increased $10 million, due to the higher revenues and a decrease in underwriting expenses in relation to earned premiums.

                           - Textron Financial Corporation's (TFC) revenues increased $23 million, due to a higher level of average receivables ($3.128 billion in 1997 vs $3.036 billion in 1996) and increases in other income, due primarily to the securitization of $401 million of Textron-related receivables and increased syndication fee income. Its income increased $13 million, due to the higher revenues and a lower provision for loan losses related to the real estate portfolio, partially offset by growth in businesses with higher operating expense ratios.

                           1996 vs. 1995

                           The Finance segment's revenues increased $110 million (6%), while income increased $18 million (5%).

                           - AFS' revenues and income increased $96 million and $11 million, respectively. Revenues in its finance and related insurance business increased $55 million, primarily as a result of an increase in yields on finance receivables (18.52% in 1996 vs. 18.20% in 1995), an increase in earned premiums, and an increase in capital gains (due primarily to a higher volume of sales in the bond investment portfolio), and gains on the sale of certain finance receivables. Income increased $7 million due to the higher revenues and a decrease in the average cost of borrowed funds (6.88% in 1996 vs. 7.32% in 1995).
                           This favorable impact was partially offset by an increase in the ratio of net credit losses to average finance receivables (2.82% in 1996 vs. 2.10% in 1995) and the strengthening of the allowance for credit losses (3.01% of finance receivables at December 31, 1996 vs. 2.82% at December 31, 1995).

                           In AFS' nonrelated insurance business, revenues increased $41 million, due primarily to higher premiums earned and investment income. Income increased $4 million, due to the higher revenues as well as an improved underwriting expense ratio (as a percent of earned insurance premiums), partially offset by an increase in the ratio of insurance losses to earned insurance premiums.

                           - TFC's revenues increased $14 million, due to a higher level of average receivables ($3.036 billion in 1996 vs. $2.839 billion in 1995) and higher fee income, partially offset by lower yields of receivables (10.03% in 1996 and 10.34% in 1995)
                           predominantly on floating rate receivables, reflecting a decline in the prevailing interest rate environment. Its income increased $7 million, due to the higher revenues, partially offset by a higher provision for loan losses, principally due to charge-offs of nonperforming equipment loans.

                          1997 TEXTRON ANNUAL REPORT

LIQUIDITY &                   The liquidity and capital resources of Textron's
CAPITAL RESOURCES             (Textron or the Company) operations are best
                              understood by separately considering its independent borrowing groups (Parent Group and Finance Group). The Parent Group consists of
                              Textron's manufacturing businesses, whose financial results are a reflection of the ability to manage and finance the development, production and delivery of tangible goods and services. The
                              Finance Group businesses involve consumer and commercial financing activities. The Finance
                              Group's financial results are a reflection of its ability to provide financial services in a competitive marketplace, at the appropriate pricing, while managing the associated financial risks. The fundamental differences between each borrowing group's activities result in different measures used by investors, rating agencies and analysts.

                              OPERATING CASH FLOWS

                              Textron's financial position remained strong in 1997. Cash flows from operations continue to be the primary source of funds for operating needs and capital expenditures of the Parent Group. Operating activities have generated increased cash flow in each of the past three years. The Statement of Cash Flows for each borrowing group detailing the changes in cash balances are on page
                              38. The Parent Group's operating cash flow includes dividends received from the Finance Group. Beginning in late 1997, the methodology used to determine the amount of dividends to be paid to the Parent Group changed from payments based on a percentage of net income to payments based on maintaining a leverage ratio of 6.5 to 1. This change resulted in the availability of additional Finance Group cash flows for the Parent Group in 1997.

                              FINANCING

                              Borrowings are a secondary source of funds for the Parent Group and, along with the collection of finance receivables, are a primary source of funds for the Finance Group. Both the Parent and Finance borrowing groups maintain debt levels considered prudent based on cash flows, interest coverage ratios and ratios of debt to capital. The Parent Group's debt to total capital decreased to 25 % in 1997. Both the Parent and Finance Group utilize a broad base of financial sources for their respective liquidity and capital requirements. The Company's strong credit ratings from Moody's and Standard & Poor's provide flexibility in obtaining funds on competitive terms. Credit facilities are summarized on page 46. In addition, at the end of 1997, the Parent Group and Finance Group have $311 million and $1.0 billion, respectively, available for unsecured debt securities under shelf registration statements with the Securities and Exchange Commission, and for the Finance Group, Canadian Provincial Security Exchanges. The Finance Group also has a medium-term note facility of which $92 million was available at year-end 1997. The Company believes that both borrowing groups, individually and in the aggregate, have adequate credit facilities and have available access to capital markets to meet their financing needs.
                                     Periodically, capital resources are
                              generated through dispositions. In early 1997, Textron completed the sale of its 83.3% owned subsidiary, Paul Revere to Provident Companies Inc. Net proceeds to Textron after adjustments and contingent payments were approximately $800 million (which included the value of shares of Provident common stock subsequently sold for $245 million).

                              USES OF CAPITAL

                              Cash flows from operations and borrowing capacity provide both borrowing groups with the flexibility to actively manage acquisitions, dispositions and internal investments in a changing environment. During the past three years, Textron acquired 23 companies for an aggregate cost of $1.3 billion. The principal acquisitions in 1997 were the purchase of the Kautex Group, a world-wide supplier of plastic-molded fuel tanks and Brazil-based Brazaco Mapri

                          1997 TEXTRON ANNUAL REPORT

                           Industrias S.A., a leading maker of fasteners in South America. In addition, in November 1997, the Company announced a tender offer to acquire the capital stock of Ransomes PLC, a UK-based equipment manufacturer, for approximately $230 million, plus the assumption of debt. This transaction closed in early 1998.

                               Capital spending increased in 1997 by $69
                           million. The increased capital was primarily used to increase automotive capacity and improve manufacturing productivity in the domestic fastening businesses. 1998 capital spending is expected to increase from 1997, as a result of anticipated investments to support increased fastening production and aircraft capacity.
                               In 1997, Textron repurchased 5 million shares of
                           common stock, and there are approximately 8 million shares remaining to be repurchased under its Board authorized share repurchase program. Textron's Board of Directors has increased the cash dividend to shareholders by an average annual compound growth rate of 12% since 1992. Textron's Board of Directors raised the dividend per common share to $1.00 in 1997 from $.88 in 1996. Dividend payments to shareholders in 1997 amounted to $202 million. This amount represents an increase of $54 million over 1996. Because 1997 was a 53 week fiscal year for Textron, the 1997 dividend payment amount includes five payments as opposed to 1996 when four payments were paid.

                           INTEREST RATE RISKS
 FINANCIAL RISK
 MANAGEMENT                Textron's financial results could be affected by
                           changes in U.S. and foreign interest rates. As part of managing this risk, the Company enters into interest rate exchange agreements to convert certain variable-rate debt to long-term fixed-rate debt and vice versa. The overall objective of Textron's interest rate risk management is to reduce the risk that near-term earnings could be adversely affected by changes in interest rates while also reducing the overall cost of debt.
                                The Parent Group generally uses these agreements
                           to alter the underlying interest rate and effective maturity of certain variable-rate short-term borrowings (and their anticipated replacements) to that of a fixed-rate debt instrument. By doing so, the Parent Group is able to obtain fixed-rate financing at a lower cost than had fixed-rate debt instruments been issued. The difference between the variable-rate the Parent Group received and the fixed-rate it paid on interest rate exchange agreements increased its reported interest expense by $11 million in 1997, $12 million in 1996 and $14 million in 1995.
                                By adjusting the underlying effective interest
                           rate of certain variable-rate debt instruments with fixed-pay interest rate exchange agreements, the Finance Group matches the effective maturity and interest rates of the debt to certain finance receivables to reduce the risk of the interest rate margins declining from increases in interest rates.
                           Not all interest sensitive assets and liabilities are matched. Management continuously monitors this situation to ensure that the net unmatched position is within acceptable limits. If the unmatched positions were to exceed the acceptable limits, then corrective action would be implemented. The difference between the variable-rate the Finance
                           Group received and the fixed-rate it paid on interest rate exchange agreements increased its reported interest expense by $19 million in 1997, $19 million in 1996 and $13 million in 1995. The Finance Group's ratio of variable-rate debt to total debt, after considering the impact of interest rate exchange agreements, was approximately 61% at year-end 1997
                           (51% in 1996).

                           FOREIGN EXCHANGE RISKS

                           Textron's financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which products are manufactured and sold. The Parent Group's primary currency exposures are the Deutschemark, British pound,

                          1997 TEXTRON ANNUAL REPORT

                           Canadian dollar and French franc. The Finance Group's primary exposures are the Canadian dollar, Australian dollar, French franc, British pound and Hong Kong dollar.
                                Textron's Parent Group manages its foreign
                           currency exposures primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. In addition, as part of managing its foreign currency exposures, Textron enters into foreign currency forward exchange contracts. These agreements are generally used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the functional currency. These contracts are also used to hedge certain assets and liabilities denominated in foreign currencies.
                               The Finance Group funds non-U.S. dollar
                           receivables with debt denominated in the same currency. However, the amount of the Finance Group's non-U.S. dollar receivables generally exceed the amount of debt denominated in that same currency. As such, the effect of changing exchange rates on foreign denominated assets and liabilities is reflected within the translation adjustment in stockholder's equity and is not part of income.

                           QUANTITATIVE RISK MEASURES

                           Textron has used a value-at-risk model to quantify the market risk inherent in its financial instruments at year end. The value-at-risk model is intended to measure the maximum amount of fair value Textron's financial instruments could hypothetically lose over a given time period from adverse movements in interest rates and foreign exchange rates at a 95% confidence level. The model considers financial instruments (finance receivables, investments, debt, interest rate swaps and foreign exchange forward contracts) but not all underlying exposures. The model only assumes adverse market conditions and most likely is not indicative of actual results. The estimated value-at-risk amounts representing the potential loss in value the Company's financial instruments could realize from adverse changes in interest rates and foreign exchange rates for a one day period are not material.

OTHER MATTERS              ENVIRONMENTAL

                           As with other industrial enterprises engaged in similar businesses, Textron is involved in a number of remedial actions under various federal and state laws and regulations relating to the environment which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which their hazardous wastes or materials were disposed or released. Expenditures to evaluate and remediate contaminated sites approximated $10 million, $12 million and $15 million in 1997, 1996 and 1995, respectively. Textron currently projects that expenditures for remediation will range between $10 million and $20 million for each of the years 1998 and 1999.
                                Textron's accrued estimated environmental
                           liabilities are based on assumptions which are subject to a number of factors and uncertainties. Circumstances which can affect the accruals' reliability and precision include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation, and the time period over which remediation may occur. Textron believes that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on Textron's net income or financial condition. Textron estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years.

                          1997 TEXTRON ANNUAL REPORT



                           YEAR 2000 COMPUTER CONVERSION COSTS

                           Many computer programs, including those used by Textron and Textron's suppliers and customers, use only two digits to identify a year, and were not designed to handle years beginning after 1999. These programs, some of which are critical to operations, could fail to properly process data that contain dates after 1999 unless they are modified. Textron commenced a company-wide effort to substantially complete the necessary modifications to our computer programs by early 1999. Textron also is working with its principal suppliers and customers to ensure that problems in their computer programs will not materially affect Textron. The remaining cost of the Year 2000 remediation effort is estimated to be between $35 million - $45 million. Textron believes it is on track to resolve this issue in a timely fashion without having a material adverse effect on its business, operations or financial condition.

                           BACKLOG

                           Textron's commercial backlog was $4.1 billion and $3.1 billion at the end of 1997 and 1996, respectively, and U.S. government backlog was $2.2 billion at the end of both of those years. Backlog for the Aircraft segment was approximately 79% and 73% of Textron's commercial backlog at the end of 1997 and 1996, respectively, and 71% of Textron's U.S. government backlog at the end of both of those years.


                           FOREIGN MILITARY SALES

                           Certain Textron products are sold through the Department of Defense's Foreign Military Sales Program. In addition, Textron sells directly to select foreign military organizations, primarily Canada. Sales under these programs totaled approximately 3.4% of Textron's consolidated revenues in 1997 and 4.7% in 1996. Such sales, which include spare parts, are made only after approval of applicable United States government agencies.


                           NEW ACCOUNTING PRONOUNCEMENTS

                           In 1997, the Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" was issued. This Statement establishes new standards for reporting information about operating segments. This Statement is effective for periods beginning after December 15, 1997. Textron is evaluating the impact of this Statement on future segment reporting.

                                                * * * * *

                               Forward-looking Information: Certain statements
                           in this Report, and other oral and written statements made by Textron from time to time, are forward-looking statements, including those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (i) continued market demand for the types of products and services produced and sold by Textron, (ii) changes in worldwide economic and political conditions and associated impact on interest and foreign exchange rates, (iii) the level of sales by original equipment manufacturers of vehicles for which Textron supplies parts, (iv) the successful integration of companies acquired by Textron and (v) changes in consumer debt levels. The statement on Year 2000 Computer Conversion Costs that appears above is subject to Textron's ability to complete the conversion without unexpected complications and the ability of its suppliers and customers to successfully modify their own programs.

                          1997 TEXTRON ANNUAL REPORT

REPORT OF
MANAGEMENT                 Management is responsible for the integrity and
                           objectivity of the financial data presented in this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based on Management's best estimates and judgments.
                           The independent auditors, Ernst & Young LLP, have audited the consolidated financial statements and have considered the internal control structure to the extent they believed necessary to support their report, which appears below.
                                We conduct our business in accordance with the
                           standards outlined in the Textron Business Conduct
                           Guidelines which is communicated to all employees.
                           Honesty, integrity and high ethical standards are the core values of how we conduct business. Every Textron division prepares and carries out an annual
                           Compliance Plan to ensure these values and standards are maintained. Our internal control structure is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and that transactions are properly executed and recorded.
                           The internal control structure includes, among other things, established policies and procedures, an internal audit function, and the selection and training of qualified personnel. Textron financial managers are responsible for implementing effective internal control systems and monitoring their effectiveness, as well as developing and executing an annual internal control plan.
                                The Audit Committee of our Board of Directors,
                           on behalf of the stockholders, oversees management's financial reporting responsibilities. The Audit
                           Committee, comprised of five directors who are not officers or employees of the Company, meets regularly with the independent auditors, management and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the independent auditors and the internal auditors have free and full access to senior management and the Audit Committee.

                           /s/ James F. Hardymon          /s/ Lewis B. Campbell
                           James F. Hardymon              Lewis B. Campbell
                           Chairman and Chief             President and Chief
                              Executive Officer             Operating Officer


                           /s/ Stephen L. Key
                           Executive Vice President and Chief Financial Officer
                           January 27, 1998
--------------------------------------------------------------------------------
REPORT OF
INDEPENDENT AUDITORS       To the Board of Directors and Shareholders
                           Textron Inc.

                           We have audited the accompanying consolidated balance sheets of Textron Inc. as of January 3, 1998 and December 28, 1996, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
                               We conducted our audits in accordance with
                           generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                               In our opinion, the consolidated financial
                           statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Inc. at January 3, 1998 and December 28, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.

                           /s/ERNST & YOUNG LLP


                           Boston, Massachusetts
                           January 27, 1998

                           1997 TEXTRON ANNUAL REPORT

STATEMENT OF INCOME

For each of the three years in the period ended January 3, 1998                                   CONSOLIDATED
                                                                                      ----------------------------------------------
(In millions except per share amounts)                                                   1997          1996         1995
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
Manufacturing sales                                                                    $ 8,333        $7,179        $6,468
Finance revenues                                                                         2,211         2,095         1,985
------------------------------------------------------------------------------------------------------------------------------------
  Total revenues                                                                        10,544         9,274         8,453
------------------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                                                                            6,836         5,837         5,294
Selling and administrative                                                               1,499         1,374         1,274
Interest                                                                                   726           731           791
Provision for losses on collection of finance receivables                                  256           230           169
Other                                                                                      279           275           235
------------------------------------------------------------------------------------------------------------------------------------
  Total costs and expenses                                                               9,596         8,447         7,763
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           948           827           690
Pretax income of the Finance Group                                                           -             -             -
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and
  distributions on  preferred securities of subsidiary trust                               948           827           690
Income taxes                                                                              (364)         (322)         (274)
Distributions on preferred securities of subsidiary trust,
  net of income taxes                                                                      (26)          (23)            -
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                          558           482           416
Discontinued operation, net of income taxes:
  Income from operations                                                                     -            16            63
  Loss on disposal                                                                           -          (245)            -
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             -          (229)           63
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                               $ 558         $ 253         $ 479
====================================================================================================================================
PER COMMON SHARE**:
BASIC:
  INCOME FROM CONTINUING OPERATIONS                                                     $ 3.38        $ 2.87        $ 2.45
  Discontinued operation                                                                     -         (1.36)          .37
--------------------------------------------------------------------------------------------------------------------------
  NET INCOME                                                                            $ 3.38        $ 1.51        $ 2.82
==========================================================================================================================
DILUTED:
  INCOME FROM CONTINUING OPERATIONS                                                     $ 3.29        $ 2.81        $ 2.40
  Discontinued operation                                                                     -         (1.34)          .37
--------------------------------------------------------------------------------------------------------------------------
  NET INCOME                                                                            $ 3.29        $ 1.47        $ 2.77
==========================================================================================================================

*"Parent Group" includes all entities of Textron (primarily manufacturing) other than its finance subsidiaries. The Parent Group's investment in Textron's finance subsidiaries is reflected on a one-line basis under the equity method of accounting. "Finance Group" consists of Textron's wholly-owned finance subsidiaries, AFS and TFC. All significant transactions between the Parent Group and the Finance Group have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

**Reflects the effect of the two-for-one stock split in the form of a stock dividend in May 1997.

The fiscal year-end for the Finance Group is December 31 for all periods presented.

See notes to the consolidated financial statements.

                           1997 TEXTRON ANNUAL REPORT



                                                                                PARENT GROUP*          FINANCE GROUP
--------------------------------------------------------------------------------------------------------------------------
                                                                          1997      1996    1995    1997      1996    1995
--------------------------------------------------------------------------------------------------------------------------
REVENUES
Manufacturing sales                                                     $8,333    $7,179  $6,468 $     -    $    -  $    -
Finance revenues                                                             -         -       -   2,211     2,095   1,985
--------------------------------------------------------------------------------------------------------------------------
  Total revenues                                                         8,333     7,179   6,468   2,211     2,095   1,985
--------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                                                            6,836     5,837   5,294       -         -       -
Selling and administrative                                                 829       750     671     670       624     603
Interest                                                                   129       148     178     597       583     613
Provision for losses on collection of finance receivables                    -         -       -     256       230     169
Other                                                                        -         -       -     279       275     235
--------------------------------------------------------------------------------------------------------------------------
  Total costs and expenses                                                7,794     6,735   6,143   1,802     1,712  1,620
---------------------------------------------------------------------------------------------------------------------------
                                                                            539       444     325     409       383    365
Pretax income of the Finance Group                                          409       383     365       -         -      -
----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and
  distributions on preferred securities of subsidiary trust                 948       827     690     409       383    365
Income taxes                                                               (364)     (322)   (274)   (156)     (149)  (142)
Distributions on preferred securities of subsidiary trust,
  net of income taxes                                                       (26)      (23)      -       -         -      -
---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                           558       482     416     253       234    223
Discontinued operation, net of income taxes:
  Income from operations                                                      -        16      63       -         -      -
  Loss on disposal                                                            -      (245)      -       -         -      -
---------------------------------------------------------------------------------------------------------------------------
                                                                              -      (229)     63       -         -      -
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                $ 558     $ 253   $ 479   $ 253     $ 234  $ 223
===========================================================================================================================

*"Parent Group" includes all entities of Textron (primarily manufacturing) other than its finance subsidiaries. The Parent Group's investment in Textron's finance subsidiaries is reflected on a one-line basis under the equity method of accounting. "Finance Group" consists of Textron's wholly-owned finance subsidiaries, AFS and TFC. All significant transactions between the Parent Group and the Finance Group have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

The fiscal year-end for the Finance Group is December 31 for all periods presented.

See notes to the consolidated financial statements.

                           1997 TEXTRON ANNUAL REPORT


BALANCE SHEET

As of January 3, 1998 and December 28, 1996                                              CONSOLIDATED
                                                                                  -----------------------
(Dollars in millions)                                                                  1997         1996
---------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                                $    87       $    47
Investments                                                                             844           820
Receivables - net:
  Finance                                                                            10,226         9,856
  Commercial and U.S. government                                                        920           882
---------------------------------------------------------------------------------------------------------
                                                                                     11,146        10,738
Inventories                                                                           1,349         1,192
Investments in Finance Group                                                              -             -
Investment in discontinued operation                                                      -           770
Property, plant, and equipment - net                                                  1,860         1,539
Goodwill - net                                                                        1,753         1,609
Other (including net prepaid income taxes)                                            1,571         1,520
---------------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                                    $18,610       $18,235
=========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Accounts payable                                                                    $   963       $   850
Accrued postretirement benefits other than pensions                                     799           817
Other accrued liabilities (including income taxes)                                    2,641         2,556
Debt                                                                                 10,496        10,346
---------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES                                                                14,899        14,569
---------------------------------------------------------------------------------------------------------

TEXTRON - OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES
   OF SUBSIDIARY TRUST HOLDING SOLELY TEXTRON
   JUNIOR SUBORDINATED DEBT SECURITIES                                                  483           483

SHAREHOLDERS' EQUITY
Capital stock:
  Preferred stock:
    $2.08 Cumulative Convertible Preferred Stock, Series A
      (liquidation value - $14)                                                           6             7
    $1.40 Convertible Preferred Dividend Stock, Series B
      (preferred only as to dividends)                                                    7             7
  Common stock (190,689,000 and 94,456,000 shares issued)                                24            12
Capital surplus                                                                         830           793
Retained earnings                                                                     3,362         2,969
Other                                                                                   (62)            7
---------------------------------------------------------------------------------------------------------
                                                                                      4,167         3,795
    Less cost of treasury shares                                                        939           612
---------------------------------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY                                                        3,228         3,183
---------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $18,610       $18,235
=========================================================================================================

*"Parent Group" includes all entities of Textron (primarily manufacturing) other than its finance subsidiaries. The Parent Group's investment in Textron's finance subsidiaries is reflected on a one-line basis under the equity method of accounting. "Finance Group" consists of Textron's wholly-owned finance subsidiaries, AFS and TFC. All significant transactions between the Parent Group and the Finance Group have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

The fiscal year-end for the Finance Group is December 31 for all periods presented.

See notes to the consolidated financial statements.

                           1997 TEXTRON ANNUAL REPORT




                                                                PARENT GROUP*                               FINANCE GROUP
-------------------------------------------------------------------------------------------------------------------------------
                                                                1997          1996                          1997          1996
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                          $   30        $   24                        $    57      $    23
Investments                                                        -             6                            844          814
Receivables - net:
  Finance                                                          -             -                         10,226        9,860
  Commercial and U.S. government                                 920           882                              -            -
------------------------------------------------------------------------------------------------------------------------------
                                                                 920           882                         10,226        9,860
Inventories                                                    1,349         1,192                              -            -
Investments in Finance Group                                   1,620         1,600                              -            -
Investment in discontinued operation                               -           770                              -            -
Property, plant, and equipment - net                           1,761         1,454                             99           85
Goodwill - net                                                 1,567         1,466                            186          143
Other (including net prepaid income taxes)                     1,311         1,263                            498          484
--------------------------------------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                              $8,558        $8,657                        $11,910      $11,409
================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Accounts payable                                               $ 812         $ 724                        $   152      $   130
Accured postretirement benefits other than pensions              766           782                             33           35
Other accrued liabilities (including income taxes)             2,048         1,978                            830          805
Debt                                                           1,221         1,507                          9,275        8,839
--------------------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES                                           4,847         4,991                         10,290        9,809
--------------------------------------------------------------------------------------------------------------------------------

TEXTRON - OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES
  OF SUBSIDIARY TRUST HOLDING SOLELY TEXTRON
  JUNIOR SUBORDINATED DEBT SECURITIES                             483           483                              -            -

SHAREHOLDERS' EQUITY
Capital stock:
  Preferred stock:
  $2.08 Cumulative Convertible Preferred Stock, Series A
      (liquidation value - $14)                                     6             7                              -            -
  $1.40 Convertible Preferred Dividend Stock, Series B
      (preferred only as to dividends)                               7             7                              -            -
  Common stock (190,689,000 and 94,456,000 shares issued)          24            12                              1            1
Capital surplus                                                   830           793                            843          800
Retained earnings                                               3,362         2,969                            819          787
Other                                                             (62)            7                            (43)          12
--------------------------------------------------------------------------------------------------------------------------------
                                                                4,167         3,795                          1,620        1,600
    Less cost of treasury shares                                  939           612                              -            -
--------------------------------------------------------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY                                  3,228         3,183                          1,620        1,600
---------------------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $8,558        $8,657                        $11,910      $11,409
=================================================================================================================================

*"Parent Group" includes all entities of Textron (primarily manufacturing) other than its finance subsidiaries. The Parent Group's investment in Textron's finance subsidiaries is reflected on a one-line basis under the equity method of accounting. "Finance Group" consists of Textron's wholly-owned finance subsidiaries, AFS and TFC. All significant transactions between the Parent Group and the Finance Group have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

The fiscal year-end for the Finance Group is December 31 for all periods presented.

See notes to the consolidated financial statements.

                           1997 TEXTRON ANNUAL REPORT

STATEMENT OF CASH FLOWS

For each of the three years in the period ended January 3, 1998                                       CONSOLIDATED
                                                                                          ----------------------------------
(In millions)                                                                               1997          1996          1995
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations                                                          $ 558         $ 482         $ 416
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
     Undistributed earnings of Finance Group                                                   -             -             -
     Depreciation                                                                            266           223           195
     Amortization                                                                            169           164           147
     Provision for losses on receivables                                                     258           233           172
     Deferred income taxes                                                                    76            11            28
     Changes in assets and liabilities excluding those related
        to acquisitions and divestitures:
          Decrease (increase) in commercial and U.S. government
            receivables                                                                       44           (33)          (40)
          Increase in inventories                                                            (89)          (33)          (28)
          Decrease (increase) in other assets                                                (95)         (125)           25
          Increase (decrease) in accounts payable                                             30            79            54
          Increase (decrease) in accrued liabilities                                         (86)           57           (96)
     Other - net                                                                             (68)          (82)           35
----------------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                                                1,063           976           908
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments                                                                    (288)         (293)         (188)
Proceeds from disposition of investments                                                     402           204            96
Maturities and calls of investments                                                           90            50            55
Finance receivables:
  Originated or purchased                                                                 (8,394)       (6,890)       (6,237)
  Repaid or sold                                                                           7,708         6,310         5,731
  Proceeds on sales of securitized assets                                                    373             -             -
Cash used in acquisitions                                                                   (449)         (224)         (252)
Proceeds from sales of businesses                                                            549           180             -
Capital expenditures                                                                        (412)         (343)         (279)
Other investing activities - net                                                              45            25            30
----------------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                          (376)         (981)       (1,044)
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term debt                                                       131           240          (253)
Proceeds from issuance of long-term debt                                                   2,730         2,089         2,984
Principal payments on long-term debt                                                      (3,016)       (2,438)       (2,347)
Issuance of Textron - obligated mandatorily redeemable
   preferred securities of subsidiary trust holding solely
   Textron junior subordinated debt securities                                                 -           483             -
Proceeds from exercise of stock options                                                       38            42            42
Purchases of Textron common stock                                                           (299)         (266)         (100)
Purchases of Textron common stock from Paul Revere                                           (29)          (34)          (22)
Dividends paid                                                                              (202)         (148)         (133)
Dividends paid to Parent Group                                                                 -             -             -
Capital contributions to Finance Group                                                         -             -             -
----------------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                          (647)          (32)          171
----------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                                               40           (37)           35
Cash at beginning of year                                                                     47            84            49
----------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                         $ 87          $ 47          $ 84
----------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest                                                     $ 735         $ 723         $ 765
Cash paid during the year for income taxes                                                   266           278           276
----------------------------------------------------------------------------------------------------------------------------

*"Parent Group" includes all entities of Textron (primarily manufacturing) other than its finance subsidiaries. The Parent Group's investment in Textron's finance subsidiaries is reflected on a one-line basis under the equity method of accounting. "Finance Group" consists of Textron's wholly-owned finance subsidiaries, AFS and TFC. All significant transactions between the Parent Group and the Finance Group have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

The fiscal year-end for the Finance Group is December 31 for all periods presented.

See notes to the consolidated financial statements.

                           1997 TEXTRON ANNUAL REPORT



                                                                       PARENT GROUP*                 FINANCE GROUP
-------------------------------------------------------------------------------------------------------------------------
                                                                  1997      1996      1995      1997      1996      1995
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations                              $   558   $   482    $  416   $   253   $   234   $   223
Adjustment to reconcile income from continuing operations to net cash provided by operating activities:
    Undistributed earnings of Finance Group                        (32)     (110)     (106)        -         -         -
    Depreciation                                                   243       202       175        23        21        20
    Amortization                                                    56        54        46       113       110       101
    Provision for losses on receivables                              2         3         3       256       230       169
    Deferred income taxes                                           61         5        18        15         6        10
    Changes in assets and liabilities excluding those related
      to acquisitions and divestitures:
        Decrease (increase) in commercial and U.S. government
          receivables                                               44       (33)      (40)         -         -         -
        Increase in inventories                                    (89)      (33)      (28)         -         -         -
        Decrease (increase) in other assets                        (54)     (123)       49        (29)      (11)       (1)
        Increase (decrease) in accounts payable                     70        66        58        (54)       20       (28)
        Increase (decrease) in accrued liabilities                 (98)       70      (116)        12       (15)       (9)
    Other - net                                                      8        (7)       61        (78)      (75)      (27)
--------------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                        769       576       536        511       520       458
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments                                              -        (5)       (9)      (288)     (288)     (179)
Proceeds from disposition of investments                           251         6        30        151       198        66
Maturities and calls of investments                                  -         -         -         90        50        55
Finance receivables:
  Originated or purchased                                            -         -         -     (8,394)   (6,890)   (6,237)
  Repaid or sold                                                     -         -         -      7,712     6,314     5,762
  Proceeds on sales of securitized assets                            -         -         -        373         -         -
Cash used in acquisitions                                         (364)     (216)     (212)       (85)       (8)      (40)
Proceeds from sales of businesses                                  549       180         -          -         -         -
Capital expenditures                                              (366)     (309)     (256)       (46)      (34)      (23)
Other investing activities - net                                    34        28        10         11        (3)       20
--------------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                 104      (316)     (437)      (476)      (661)     (576)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term debt                               4       (48)      (15)       127       288      (238)
Proceeds from issuance of long-term debt                         1,612       905     1,147      1,118     1,184     1,837
Principal payments on long-term debt                            (1,951)   (1,226)     (982)    (1,065)   (1,212)   (1,365)
Issuance of Textron - obligated mandatorily redeemable
  preferred securities of subsidiary trust holding solely
  Textron junior subordinated debt securities                        -       483         -          -         -         -
Proceeds from exercise of stock options                             38        42        42          -         -         -
Purchases of Textron common stock                                 (299)     (266)     (100)         -         -         -
Purchases of Textron common stock from Paul Revere                 (29)      (34)      (22)         -         -         -
Dividends paid                                                    (202)     (148)     (133)         -         -         -
Dividends paid to Parent Group                                       -         -         -       (221)     (124)     (117)
Capital contributions to Finance Group                             (40)        -         -         40         -         -
-------------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                (867)     (292)      (63)        (1)      136       117
-------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                      6       (32)       36         34        (5)       (1)
Cash at beginning of year                                           24        56        20         23        28        29
--------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                            $    30   $    24    $   56    $    57   $    23   $    28
==========================================================================================================================
SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest                         $   140   $   140    $  161    $   595   $   583   $   604
Cash paid during the year for income taxes                         112       142       131        154       136       145
==========================================================================================================================

*"Parent Group" includes all entities of Textron (primarily manufacturing) other than its finance subsidiaries. The Parent Group's investment in Textron's finance subsidiaries is reflected on a one-line basis under the equity method of accounting. "Finance Group" consists of Textron's wholly-owned finance subsidiaries, AFS and TFC. All significant transactions between the Parent Group and the Finance Group have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

The fiscal year-end for the Finance Group is December 31 for all periods presented.

See notes to the consolidated financial statements.

                           1997 TEXTRON ANNUAL REPORT


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                         SHARES OUTSTANDING*                              DOLLARS
                                                           (In thousands)                              (In millions)
                                                ----------------------------------         -----------------------------------
For each of the three years in the
period ended January 3, 1998                      1997          1996         1995             1997         1996          1995
------------------------------------------------------------------------------------------------------------------------------
$2.08 PREFERRED STOCK
Beginning balance                                  243           267          297          $    7       $    8        $    9
Conversion to common stock                         (42)          (24)         (30)             (1)          (1)           (1)
----------------------------------------------------------------------------------------------------------------------------
Ending balance                                     201           243          267          $    6       $    7        $    8
----------------------------------------------------------------------------------------------------------------------------
$1.40 PREFERRED STOCK
Beginning balance                                  107           118          126          $    7       $    7        $    7
Conversion to common stock                         (15)          (11)          (8)              -            -             -
----------------------------------------------------------------------------------------------------------------------------
Ending balance                                      92           107          118          $    7       $    7        $    7
----------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
Beginning balance                               82,809        84,935       85,497          $   12       $   12        $   12
Purchases                                       (4,103)       (3,193)      (1,734)              -            -             -
Stock dividend declared                         82,397             -            -              12            -             -
Conversion of preferred stock to
   common stock                                    166            71           81               -            -             -
Exercise of stock options                        1,066           923        1,091               -            -             -
Other issuances of common stock                      8            73            -               -            -             -
----------------------------------------------------------------------------------------------------------------------------
Ending balance                                 162,343        82,809       84,935          $   24       $   12        $   12
----------------------------------------------------------------------------------------------------------------------------
CAPITAL SURPLUS
Beginning balance                                                                          $  793       $  750        $  702
Conversion of preferred stock to common stock                                                   1            1             1
Exercise of stock options and other issuances                                                  48           48            47
Stock dividend declared                                                                       (12)           -             -
Purchases of common stock                                                                       -           (6)            -
----------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                             $  830       $  793        $  750
----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Beginning balance                                                                          $2,969       $2,864        $2,518
Net income                                                                                    558          253           479
Dividends declared:
  Preferred stock                                                                              (1)          (1)           (1)
  Common stock (per share: $1.00 in 1997;
     $.88 in 1996; and $.78 in 1995)                                                         (164)        (147)         (132)
----------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                             $3,362       $2,969        $2,864
----------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK
Beginning balance                                                                          $  612       $  358        $  258
Purchases of common stock                                                                     328          259           100
Issuance of common stock                                                                       (1)          (5)            -
----------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                             $  939       $  612        $  358
----------------------------------------------------------------------------------------------------------------------------
OTHER
Beginning balance                                                                          $    7       $  129        $ (108)
Currency translation adjustment                                                               (73)          35             5
Securities valuation adjustment                                                                 4         (155)          216**
Pension liability adjustment                                                                    -           (2)            3
Shares allocated to ESOP participants' accounts                                                 -            -            13
----------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                             $  (62)      $    7        $  129
----------------------------------------------------------------------------------------------------------------------------

*Shares issued at the end of 1997, 1996, 1995, and 1994 were as follows (in thousands): $2.08 Preferred - 270; 312; 336; and 366 shares, respectively; $1.40 Preferred - 579; 594; 604; and 613 shares, respectively;
 Common - 190,689; 94,456; 93,462; and 92,284 shares, respectively.

**Includes net unrealized gains relating to the transfer of all of Paul
  Revere's debt securities from the held to maturity category to the available for sale category of its investment portfolio ($133 million) partially offset by an adjustment to deferred policy acquisition costs ($73 million).

See notes to consolidated financial statements.

                           1997 TEXTRON ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FINANCIAL STATEMENT     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   PRESENTATION
                           SIGNIFICANT ACCOUNTING POLICIES APPEAR IN CAPITAL
                           LETTERS AS AN INTEGRAL PART OF THE NOTES TO THE
                           FINANCIAL STATEMENTS TO WHICH THE POLICIES RELATE.

                           NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION

                           Textron is a global multi-industry company with manufacturing and finance operations. See pages 58 and 59 for a description of Textron's principal products. Its principal markets (listed within segments in order of the amount of 1997 revenues) and the major locations of such markets are as follows:

                           SEGMENT       PRINCIPAL MARKETS                                                 MAJOR LOCATIONS
                          ---------------------------------------------------------------------------------------------------
                           AIRCRAFT      - Commercial and military helicopters                               - North America
                                         - Business jets                                                     - Asia/Pacific
                                         - General aviation                                                  - South America
                                         - Overnight express package carriers                                - Western Europe
                                         - Commuter airlines, relief flights, tourism, and freight
                          ----------------------------------------------------------------------------------------------------
                           AUTOMOTIVE    - Automotive original equipment manufacturers and their suppliers   - North America
                                                                                                             - Western Europe
                           ---------------------------------------------------------------------------------------------------

                           INDUSTRIAL    - Fastening systems:  automotive, electronics, aerospace,           - North America
                                           other OEMs, distributors, and consumers                           - Western Europe
                                         - Industrial components:  commercial aerospace and defense          - Asia/Pacific
                                         - Golf and turf-care products:  golf courses, resort                - South America
                                           communities, and commercial and industrial users
                                         - Fluid and power systems:  original equipment manufacturers, distributors, and end-users of a wide variety of products
                          -----------------------------------------------------------------------------------------------------
                           FINANCE       - Consumer loans                                                    - North America
                                         - Commercial loans                                                  - Asia/Pacific
                                                                                                             - Western Europe
                          -----------------------------------------------------------------------------------------------------

                               The consolidated financial statements include the
                           accounts of Textron and all of its majority- and wholly-owned subsidiaries. All significant intercompany transactions are eliminated. Paul Revere is reflected as a discontinued operation for 1996 and 1995.
                               Textron consists of two borrowing groups - the
                           Textron Parent Company Borrowing Group (Parent Group) and Textron's finance subsidiaries (Finance Group). The Parent Group consists of all entities of Textron (primarily manufacturing) other than its wholly-owned finance subsidiaries, which are included on a one-line basis under the equity method of accounting. The Finance Group consists of Avco Financial Services
                           (AFS) and Textron Financial Corporation (TFC).
                               The preparation of financial statements in
                           conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these statements and accompanying notes. Consequently, actual results could differ from such estimates.

2. ACQUISITIONS AND        ACQUISITIONS
   DISPOSITIONS
                           In 1997, Textron acquired Germany-based Kautex
                           Group, a worldwide supplier of blow-molded plastic fuel tanks and other automotive components and systems for approximately $350 million, which includes the assumption of debt. In addition, Textron acquired Brazil-based Brazaco Mapri
                           Industrias, S.A., South America's leading maker of fasteners. The purchase price of $70 million is payable on or before March 31, 1998. Smaller acquisitions made in 1997 aggregated approximately $170 million.

                                In November 1997, Textron announced a tender
                           offer to acquire the capital stock of Ransomes PLC, a UK-based equipment manufacturer, for approximately $230 million, plus the assumption of debt. This transaction closed in early 1998.

                           1997 TEXTRON ANNUAL REPORT


                               In 1996, Textron acquired Valois Industries
                           (renamed Textron Industries, S.A.S.), a France-based manufacturer of engineered fastening systems for approximately $240 million, which includes the assumption of debt. Other acquisitions made in 1996 aggregated approximately $130 million.
                               In 1995, Textron acquired Elco Industries,
                           Friedr. Boesner GmbH and the stock of HFC of Australia Ltd. for an aggregate of approximately $300 million.
                               The acquisitions were accounted for as purchases
                           and accordingly, the results of operations of each acquired company are included in the statement of income from the date of acquisition.

                           DISPOSITIONS
                           In 1997, Textron completed the sale of its 83.3% owned subsidiary, the Paul Revere Corporation to Provident Companies, Inc. Net proceeds to Textron after adjustments and contingent payments were approximately $800 million (which included the value of shares of Provident common stock subsequently sold for $245 million). In 1996, the Parent Group sold, for no gain or loss, its Aerostructures division for $180 million in cash plus a subordinated note.

3. INVESTMENTS             SECURITIES CLASSIFIED AS AVAILABLE FOR SALE ARE
                           REPORTED AT ESTIMATED FAIR VALUE. UNREALIZED GAINS
                           AND LOSSES RELATED TO THESE SECURITIES, NET OF
                           APPLICABLE INCOME TAXES, ARE REPORTED AS A SEPARATE
                           COMPONENT OF SHAREHOLDERS' EQUITY. NET REALIZED GAINS
                           OR LOSSES RESULTING FROM SALES OR CALLS OF
                           INVESTMENTS ARE INCLUDED IN REVENUES AND ARE NOT
                           SIGNIFICANT FOR ALL YEARS PRESENTED. THE COST OF
                           SECURITIES SOLD IS DETERMINED PRIMARILY USING THE
                           SPECIFIC IDENTIFICATION METHOD.
                               The amortized cost and estimated fair value of
                           investments at the end of 1997 and 1996 were as follows:

                                                                                           GROSS         GROSS
                                                                        AMORTIZED     UNREALIZED    UNREALIZED      ESTIMATED
                           (In millions)                                     COST          GAINS        LOSSES     FAIR VALUE
                          ----------------------------------------------------------------------------------------------------
                           JANUARY 3, 1998
                           Securities available for sale:
                              Obligations of U.S. and foreign governments
                                and government agencies                      $240            $10            $1           $249
                             Public utility securities                         41              1             -             42
                             Corporate securities                             330              7             1            336
                             Mortgage-backed securities                       195              2             -            197
                             Marketable equity securities                      18              1             -             19
                          ---------------------------------------------------------------------------------------------------

                                                                             $824            $21            $2            843
                          ====================================================================================
                           Other investments, at cost (estimated fair value: $1)                                            1
                          ---------------------------------------------------------------------------------------------------
                                                                                                                         $844
                          ===================================================================================================

                           December 28, 1996
                           Securities available for sale:
                             Obligations of U.S. and foreign governments
                                and government agencies                      $227            $10            $1           $236
                             Public utility securities                         53              1             -             54
                             Corporate securities                             315              4             2            317
                             Mortgage-backed securities                       180              1             1            180
                             Marketable equity securities                      23              2             -             25
                          ---------------------------------------------------------------------------------------------------

                                                                             $798            $18            $4            812
                          ====================================================================================
                           Other investments, at cost (estimated fair value: $8)                                            8
                          ---------------------------------------------------------------------------------------------------
                                                                                                                         $820
                          ===================================================================================================




                          1997 TEXTRON ANNUAL REPORT



                          The amortized cost and estimated fair value of debt securities at the end of 1997, grouped by contractual maturity date, were as follows:

                                                                                                     AMORTIZED      ESTIMATED
                           (In millions)                                                                  COST     FAIR VALUE
-----------------------------------------------------------------------------------------------------------------------------

                           Due in 1998                                                                    $143         $144
                           Due 1999 to 2002                                                                254          259
                           Due 2003 to 2007                                                                137          143
                           Due after 2007                                                                   77           81
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                           611          627
                           --------------------------------------------------------------------------------------------------

                           Mortgage-backed securities                                                      195          197
                           --------------------------------------------------------------------------------------------------

                                                                                                          $806         $824
============================================================================================================================



4. FINANCE RECEIVABLES     INTEREST INCOME IS RECOGNIZED IN REVENUES USING
                           THE INTEREST METHOD. DIRECT LOAN ORIGINATION COSTS
                           AND FEES RECEIVED ARE DEFERRED AND AMORTIZED OVER
                           THE LOANS' CONTRACTUAL LIVES. THE ACCRUAL OF
                           INTEREST INCOME IS SUSPENDED FOR ACCOUNTS WHICH
                           ARE CONTRACTUALLY DELINQUENT BY MORE THAN THREE
                           MONTHS (COMMERCIAL) OR THREE PAYMENTS (CONSUMER).
                           ACCRUAL OF INTEREST ON COMMERCIAL LOANS RESUMES
                           AND SUSPENDED INTEREST INCOME IS RECOGNIZED WHEN
                           LOANS BECOME CONTRACTUALLY CURRENT. INTEREST
                           INCOME ON DELINQUENT CONSUMER LOANS IS RECOGNIZED
                           WHEN COLLECTED.

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

                               The maximum term of consumer loans and retail
                           installment contracts is ten years, but approximately 90% of the contracts have terms of four years or less. Consumer real estate loans have a maximum term of 15 years. Nonearning consumer loans were $132 million at the end of 1997 ($141 million at the end of 1996).

                               Commercial installment contracts have initial
                           terms ranging from one to 12 years. Commercial real estate loans have initial terms ranging from three to five years. Finance leases have initial terms up to 12 years. Leveraged leases have initial terms up to approximately 30 years. Floorplan and other receivables generally mature within one year. Nonearning commercial loans were $92 million at the end of 1997 ($91 million at the end of 1996).

                               The following table displays the contractual
                           maturity of the finance receivables. It does not necessarily reflect future cash collections because of various factors including the refinancing of receivables and repayments prior to maturity. Cash collections from receivables, excluding finance charges, were $7.3 billion and $6.3 billion in 1997 and 1996, respectively. In the same periods, the ratio of cash collections to average net receivables was approximately 73% and 65%, respectively.

                          1997 TEXTRON ANNUAL REPORT



                                                                                                        FINANCE RECEIVABLES
                                                             CONTRACTUAL MATURITIES           LESS          OUTSTANDING
-----------------------------------------------------------------------------------------    FINANCE    ---------------------
                           (In millions)                 1998         1999  After 1999       CHARGES        1997       1996
-----------------------------------------------------------------------------------------  -----------  ---------------------
                           CONSUMER:
                           Consumer loans              $1,728       $1,193      $1,303       $1,202        $ 3,022    $ 3,206
                           Real estate loans              599          488       3,509        2,201          2,395      2,547
                           Retail installment contracts 1,074          434         425          511          1,422      1,209
-----------------------------------------------------------------------------------------------------------------------------

                                                        3,401        2,115       5,237        3,914          6,839      6,962
                           --------------------------------------------------------------------------------------------------
                           COMMERCIAL:
                           Installment contracts          360          244         734          158          1,180      1,211
                           Real estate loans               57           54         236            2            345        402
                           Finance leases                 291          245         517          130            923        847
                           Leveraged leases                10           33         570          283            330        327
                           Floorplan and other
                            receivables                   820          157         284           66          1,195        673
-----------------------------------------------------------------------------------------------------------------------------

                                                        1,538          733       2,341          639          3,973      3,460
                           --------------------------------------------------------------------------------------------------

                                                       $4,939       $2,848      $7,578       $4,553         10,812     10,422
===================================================================================================
                           Less allowance for credit
                            losses                                                                             315        293
                           Less finance-related
                            insurance reserves and claims                                                      271        273
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                           $10,226    $ 9,856
=============================================================================================================================

                               Textron had both fixed-rate and variable-rate
                           loan commitments totaling $735 million at year-end 1997. Because interest rates on these commitments are not set until the loans are funded, Textron is not exposed to interest rate changes.
                               A portion of TFC's business involves financing
                           the sale and lease of Textron products. In 1997, 1996, and 1995, TFC paid Textron $736 million, $663 million, and $461 million, respectively, for receivables and operating lease equipment. Operating agreements with Textron specify that TFC generally has recourse to Textron with respect to these purchases. At year-end 1997, finance receivables and operating lease equipment of $519 million and $90 million, respectively, ($713 million and $86 million, respectively, at year-end 1996) were due from Textron or subject to recourse to Textron.

5. INVENTORIES             INVENTORIES ARE CARRIED AT THE LOWER OF COST OR
                           MARKET.

                                                                                                     JANUARY 3,    December 28,
                           (In millions)                                                                 1998            1996
------------------------------------------------------------------------------------------------------------------------------
                           Finished goods                                                               $ 454           $ 364
                           Work in process                                                                675             769
                           Raw materials                                                                  366             259
------------------------------------------------------------------------------------------------------------------------------

                                                                                                        1,495           1,392
                           Less progress payments and customer deposits                                   146             200
------------------------------------------------------------------------------------------------------------------------------

                                                                                                       $1,349          $1,192
==============================================================================================================================

                               Inventories aggregating $894 million at year-end
                           1997 and $848 million at year-end 1996 were valued by the last-in, first-out (LIFO) method. (Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $159 million and $143 million higher at those respective dates.) The remaining inventories, other than those related to certain long-term contracts, are valued generally by the first-in, first-out method.
                               Inventories related to long-term contracts, net
                           of progress payments and customer deposits, were $147 million at year-end 1997 and $181 million at year-end 1996.

                         1997 TEXTRON ANNUAL REPORT



6. LONG-TERM               SALES UNDER FIXED-PRICE CONTRACTS ARE GENERALLY
   CONTRACTS               RECORDED AS DELIVERIES ARE MADE. CERTAIN LONG-TERM
                           FIXED-PRICE CONTRACTS PROVIDE FOR THE PERIODIC
                           DELIVERY AFTER A LENGTHY PERIOD OF TIME OVER WHICH
                           SIGNIFICANT COSTS ARE INCURRED OR REQUIRE A
                           SIGNIFICANT AMOUNT OF DEVELOPMENT EFFORT IN
                           RELATION TO TOTAL CONTRACT VOLUME. SALES UNDER
                           THOSE CONTRACTS AND ALL COST-REIMBURSEMENT-TYPE
                           CONTRACTS ARE RECORDED AS COSTS ARE INCURRED.
                           SALES UNDER THE V-22 PRODUCTION CONTRACT WITH THE
                           U.S. GOVERNMENT, WHICH PRESENTLY IS A
                           COST-REIMBURSEMENT-TYPE CONTRACT, ARE RECORDED AS
                           COSTS-ARE INCURRED.

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

                               Long-term contract receivables at year-end 1997
                           and year-end 1996 totaled $146 million and $127 million, respectively. This includes $111 million and $56 million, respectively, of unbilled costs and accrued profits that had not yet met the contractual billing criteria. Long-term contract receivables do not include significant amounts (a) billed but unpaid due to contractual retainage provisions or (b) subject to collection uncertainty.

7. PROPERTY, PLANT,        THE COST OF PROPERTY, PLANT, AND EQUIPMENT IS
   AND EQUIPMENT           DEPRECIATED BASED ON THE ASSETS' ESTIMATED USEFUL
                           LIVES.

                                                                                                     JANUARY 3,     December 28,
                           (In millions)                                                                 1998           1996
                           ----------------------------------------------------------------------------------------------------
                           At cost:
                           Land and buildings                                                           $ 844           $ 753
                           Machinery and equipment                                                      2,843           2,450
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                        3,687           3,203
                           Less accumulated depreciation                                                1,827           1,664
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                       $1,860          $1,539
===============================================================================================================================

8.GOODWILL                     GOODWILL IS AMORTIZED ON THE STRAIGHT-LINE
                           METHOD.  GOODWILL RELATED TO  MANUFACTURING
                           OPERATIONS IS AMORTIZED OVER 20 TO 40 YEARS AND GOODWILL RELATED TO FINANCE SUBSIDIARIES GENERALLY IS AMORTIZED OVER 25 YEARS. Accumulated amortization of goodwill totaled $465 million at January 3, 1998 and $404 million at December 28, 1996.
                               GOODWILL IS PERIODICALLY REVIEWED FOR IMPAIRMENT
                           BY COMPARING THE CARRYING AMOUNT TO THE ESTIMATED FUTURE UNDISCOUNTED CASH FLOWS OF THE BUSINESSES ACQUIRED. IF THIS REVIEW INDICATES THAT GOODWILL IS NOT RECOVERABLE, THE CARRYING AMOUNT WOULD BE REDUCED TO FAIR VALUE.

                          1997 TEXTRON ANNUAL REPORT


9. DEBT AND CREDIT            At the end of 1997 and 1996, debt consisted of the
   FACILITIES                 following:

                                                                                                   JANUARY 3,    December 28,
                           (In millions)                                                                 1998            1996
-----------------------------------------------------------------------------------------------------------------------------
                           PARENT GROUP:
                           Senior:
                           Borrowings under or supported by long-term credit facilities*                $ 375           $ 878
                           Medium-term notes; due 1999 to 2011 (average rate - 9.54%)                     229             291
                           6.63% - 10.04%; due 2001 to 2022                                               405             209
                           Other notes (average rate - 6.99%)                                             182             100
-----------------------------------------------------------------------------------------------------------------------------
                             Total senior                                                               1,191           1,478
-----------------------------------------------------------------------------------------------------------------------------
                           Subordinated - 8.86% - 8.97%; due 1998 to 1999                                  30              29
-----------------------------------------------------------------------------------------------------------------------------
                             Total Parent Group                                                         1,221           1,507
-----------------------------------------------------------------------------------------------------------------------------
                           FINANCE GROUP:
                           Senior:
                           Borrowings under or supported by credit facilities**                         4,248           3,781
                           3.74% - 5.92%; due 1998 to 2002                                              1,917           1,181
                           6.00% - 6.99%; due 1998 to 2002                                                579           1,330
                           7.00% - 8.96%; due 1998 to 2001                                              1,603           1,595
                           9.01% - 10.86%; due 1998                                                        28              29
                           Variable rate notes; due 1998 to 2001 (average rate - 6.11%)                   900             923
-----------------------------------------------------------------------------------------------------------------------------
                             Total Finance Group                                                        9,275           8,839
-----------------------------------------------------------------------------------------------------------------------------
                             Total debt                                                               $10,496         $10,346
=============================================================================================================================

                            *The weighted average interest rates on these
                           borrowings, before the effect of interest rate exchange agreements, were 4.8%, 5.0%, and 6.1% at year-end 1997, 1996, and 1995, respectively. Comparable rates during the years 1997, 1996, and 1995 were 4.8%, 5.0%, and 6.1%, respectively.

                           **The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 5.7%, 5.5%, and 6.3% at year-end 1997, 1996, and 1995, respectively. Comparable rates during the years 1997, 1996, and 1995 were 5.5%, 5.8%, and 6.4%, respectively.

                               The following table shows required payments and
                           sinking fund requirements during the next five years on debt outstanding at the end of 1997. The payments schedule excludes amounts that may become payable under credit facilities and revolving credit agreements.


(In millions)                           1998           1999           2000          2001           2002
--------------------------------------------------------------------------------------------------------
Parent Group                           $   97         $   58         $   53          $138           $ 29
Finance Group                           1,300          1,321          1,701           420            285
--------------------------------------------------------------------------------------------------------

                                       $1,397         $1,379         $1,754          $558           $314
========================================================================================================

                               The Parent Group maintains credit facilities with
                           various banks for both short- and long-term borrowings. The Parent Group has a $1.5 billion domestic credit agreement with 33 banks available on a fully revolving basis until July 1, 2002. At year-end 1997, $1.4 billion of the credit facility was not used or reserved as support for commercial paper or bank borrowings. Textron also has two five-year multi-currency credit agreements with 25 banks for $700 million for its foreign operations; $445 million was available at year-end 1997.
                               The Finance Group has lines of credit with
                           various banks aggregating $5.2 billion at year-end 1997, of which $374 million was not used or reserved as support for commercial paper or bank borrowings. Lending agreements limit the Finance Group's net assets available for cash dividends and other payments to the Parent Group to approximately $475 million of the Finance Group's net assets of $1.6 billion at year-end 1997. The Finance Group's loan agreements also contain provisions regarding additional debt, creation of liens or guarantees, and the making of investments.

                          1997 TEXTRON ANNUAL REPORT


                              The Parent Group has agreed to cause TFC to
                           maintain certain minimum levels of financial performance. No payments from the Parent Group were necessary in 1997, 1996, or 1995 for TFC to meet these standards.

10. DERIVATIVES AND        INTEREST RATE EXCHANGE AGREEMENTS
    FOREIGN CURRENCY
    TRANSACTIONS           Interest rate exchange agreements are used to help
                           manage interest rate risk by converting certain variable-rate debt to fixed-rate debt and vice versa.
                           These agreements involve the exchange of fixed-rate interest for variable-rate amounts over the life of the agreement without the exchange of the notional amount. INTEREST RATE EXCHANGE AGREEMENTS ARE
                           ACCOUNTED FOR ON THE ACCRUAL BASIS WITH THE
                           DIFFERENTIAL TO BE PAID OR RECEIVED RECORDED
                           CURRENTLY AS AN ADJUSTMENT TO INTEREST EXPENSE.
                               SOME AGREEMENTS THAT REQUIRE THE PAYMENT OF
                           FIXED-RATE INTEREST ARE DESIGNATED AGAINST SPECIFIC
                           LONG-TERM VARIABLE-RATE BORROWINGS, WHILE THE BALANCE
                           IS DESIGNATED AGAINST EXISTING SHORT-TERM BORROWINGS
                           THROUGH MATURITY AND THEIR ANTICIPATED REPLACEMENTS.
                           TEXTRON CONTINUOUSLY MONITORS VARIABLE-RATE
                           BORROWINGS TO MAINTAIN THE LEVEL OF BORROWINGS ABOVE
                           THE NOTIONAL AMOUNT OF THE DESIGNATED AGREEMENTS. IF
                           IT IS NOT PROBABLE VARIABLE-RATE BORROWINGS WILL
                           CONTINUOUSLY EXCEED THE NOTIONAL AMOUNT OF THE
                           DESIGNATED AGREEMENTS, THE EXCESS IS MARKED TO MARKET
                           AND THE ASSOCIATED GAIN OR LOSS RECORDED IN INCOME.
                           PREMIUMS PAID TO TERMINATE AGREEMENTS DESIGNATED AS
                           HEDGES ARE DEFERRED AND AMORTIZED TO EXPENSE OVER THE
                           REMAINING TERM OF THE ORIGINAL LIFE OF THE CONTRACT.
                           IF THE UNDERLYING DEBT IS THEN PAID EARLY,
                           UNAMORTIZED PREMIUMS ARE RECOGNIZED AS AN ADJUSTMENT
                           TO THE GAIN OR LOSS ASSOCIATED WITH THE DEBT'S
                           EXTINGUISHMENT.
                               During 1997, the Finance Group had $640 million
                           of interest rate exchange agreements go into effect.
                           Interest rate exchange agreements in effect at the end of 1997 and 1996 had weighted average remaining terms of 1.5 years and 3.2 years, respectively, for the Parent Group and 1.4 years and 1.2 years, respectively, for the Finance Group. Agreements that effectively fix the rate of interest on variable-rate borrowings are summarized as follows:

                                                                                     JANUARY 3, 1998      December 28, 1996
------------------------------------------------------------------------------------------------------------------------------
                           FIXED-PAY INTEREST RATE EXCHANGE AGREEMENTS*
                                                                                          Weighted                   Weighted
                                                                        Notional           average    Notional        average
                           (Dollars in millions)                          amount     interest rate      amount  interest rate
------------------------------------------------------------------------------------------------------------------------------
                           Parent Group                                    $ 275**            9.01%      $ 453          8.53%
                           Finance Group                                   1,575***           6.96       1,443          7.50
------------------------------------------------------------------------------------------------------------------------------

                                                                          $1,850              7.27      $1,896          7.75
------------------------------------------------------------------------------------------------------------------------------

                               * During 1997, the Parent Group and Finance
                                 Group also entered into variable-pay interest rate exhange agreements for $200 million and $150 million, respectively, which were designated against specific long-term fixed-rate notes. These agreements effectively adjusted the rate of interest on certain long-term fixed-rate notes to 6.2% from 6.6% for the Parent Group and to 4.8% from 5.5% for the Finance Group as of year-end.
                              ** The Parent Group's fixed-pay interest rate
                                 exchange agreements were designated against existing and anticipated short-term variable-rate borrowings. These agreements effectively adjusted the average rate of interest on short-term variable-rate notes to 7.0% from 4.8%. The interest rate exchange agreements in effect at the end of 1997 expire as follows: $100 million (8.7%) in 1998; $25 million (7.2%) in 1999; $150 million (9.4%) in
                                 2000.
                             *** $450 million of the Finance Group's interest
                                 rate exchange agreements were designated against specific long-term variable-rate notes and the balance against existing short-term variable-rate borrowings or their anticipated replacements. These agreements effectively adjusted the average rate of interest on long-term variable-rate notes to 6.3% from 6.1% and on short-term variable-rate borrowings to 5.8% from 5.6%. The fixed-pay interest rate exchange agreements in effect at the end of 1997 expire as follows: $563 million (7.3%) in 1998; $708 million (6.7%) in
                                 1999; $268 million (6.9%) in 2000; $10 million
                                 (6.7%) in 2001; and $26 million (6.9%)
                                 thereafter.

                                 Textron had minimal exposure to loss from
                             nonperformance by the counterparties to its interest rate exchange agreements at the end of 1997, and does not anticipate nonperformance by counterparties in the periodic settlements of amounts due. Textron currently minimizes this potential for risk by entering into contracts exclusively with major, financially sound

                          1997 TEXTRON ANNUAL REPORT

                           counterparties having no less than a long-term bond rating of "A," by continuously monitoring the Counterparties' credit ratings, and by limiting exposure with any one financial institution.
                           The credit risk generally is limited to the amount by which the counterparties' contractual obligations exceed Textron's obligations to the counterparty.

                           TRANSLATION OF FOREIGN CURRENCIES, FOREIGN EXCHANGE TRANSACTIONS AND FOREIGN CURRENCY EXCHANGE CONTRACTS

                           FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES ARE TRANSLATED INTO U.S. DOLLARS WITH THE ADJUSTMENTS FROM THE CURRENCY RATE CHANGES BEING RECORDED IN THE CURRENCY TRANSLATION ADJUSTMENT ACCOUNT IN SHAREHOLDERS' EQUITY UNTIL THE RELATED FOREIGN ENTITY IS SOLD OR SUBSTANTIALLY LIQUIDATED. NON-U.S. DOLLAR FINANCING TRANSACTIONS ARE USED TO EFFECTIVELY HEDGE LONG-TERM INVESTMENTS IN FOREIGN OPERATIONS WITH THE SAME CORRESPONDING CURRENCY. FOREIGN CURRENCY GAINS AND LOSSES ON THE HEDGE OF THE LONG-TERM INVESTMENTS ARE RECORDED IN THE CURRENCY TRANSLATION ADJUSTMENT WITH THE OFFSET RECORDED AS AN ADJUSTMENT TO THE NON-U.S. DOLLAR FINANCING LIABILITY.
                               FORWARD EXCHANGE CONTRACTS ARE USED TO HEDGE
                           CERTAIN FOREIGN CURRENCY TRANSACTIONS AND CERTAIN FIRM SALES AND PURCHASE COMMITMENTS DENOMINATED IN FOREIGN CURRENCIES. GAINS AND LOSSES FROM CURRENCY RATE CHANGES ON HEDGES OF FOREIGN CURRENCY TRANSACTIONS ARE RECORDED CURRENTLY IN INCOME. GAINS AND LOSSES RELATING TO THE HEDGE OF THE FIRM SALES AND PURCHASE COMMITMENTS ARE INCLUDED IN THE MEASUREMENT OF THE UNDERLYING TRANSACTIONS WHEN THEY OCCUR. Foreign exchange gains and losses included in income have not been material.
                               Forward exchange contracts, predominantly
                           denominated in Canadian dollars, Deutschemarks and French francs, totaling approximately $524 million and $124 million were outstanding at the end of 1997 and 1996, respectively. Unrealized gains or losses relating to these contracts approximated the contracts' fair value at year-end (see Note 18).

11. TEXTRON-OBLIGATED      In 1996, a trust sponsored and wholly-owned by
    MANDATORILY            Textron issued preferred securities to the public
    REDEEMABLE             (for $500 million) and shares of its common
    PREFERRED              securities to Textron (for $15.5 million), the
    SECURITIES OF          proceeds of which were invested by the trust in
    SUBSIDIARY TRUST       $515.5 million aggregate principal amount of
    HOLDING SOLELY         Textron's newly issued 7.92% Junior Subordinated
    TEXTRON JUNIOR         Deferrable Interest Debentures, due 2045. The
    SUBORDINATED DEBT      debentures are the sole asset of the trust. The
    SECURITIES             proceeds from the issuance of the debentures were
                           used by Textron for the repayment of long-term borrowings and for general corporate purposes. The amounts due to the trust under the debentures and the related income statement amounts have been eliminated in Textron's consolidated financial statements.

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

12. SHAREHOLDERS'          PREFERRED STOCK
    EQUITY
                           Textron has authorization for 15,000,000 shares of preferred stock. Each share of $2.08 Preferred Stock
                           ($23.63 approximate stated value) is convertible into
                           4.4 shares of common stock and can be redeemed by Textron for $50 per share. Each share of $1.40
                           Preferred Dividend Stock ($11.82 approximate stated value) is convertible into 3.6 shares of common stock and can be redeemed by Textron for $45 per share.

                          1997 TEXTRON ANNUAL REPORT

                           COMMON STOCK

                           Textron has authorization for 500,000,000 shares of
                           12.5 cent per share par value common stock. New shares in connection with a two-for-one stock split in the form of a stock dividend were issued and distributed on May 30, 1997 to shareholders of record on the close of business on May 9, 1997. Average shares outstanding, stock options, and per share amounts have been restated for all periods presented.

                           PERFORMANCE SHARE UNITS AND STOCK OPTIONS

                           Textron's 1994 Long-Term Incentive Plan authorizes awards to key employees in two forms: (a) performance share units and (b) options to purchase Textron common stock. The total number of shares of common stock for which options may be granted under the plan is 10,000,000.
                               PERFORMANCE SHARE UNITS AND EMPLOYEE STOCK OPTION
                           GRANTS ARE ACCOUNTED FOR IN ACCORDANCE WITH APB 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES." UNDER APB 25, BECAUSE THE EXERCISE PRICE OF EMPLOYEE STOCK OPTIONS EQUALS THE MARKET PRICE ON THE DATE OF GRANT, NO COMPENSATION EXPENSE IS RECOGNIZED FOR STOCK OPTION AWARDS. COMPENSATION EXPENSE FOR PERFORMANCE SHARE UNITS IS MEASURED BASED ON THE VALUE OF TEXTRON STOCK UNDERLYING THE AWARDS.
                               Compensation expense under Textron's performance
                           share program was approximately $65 million in 1997, $45 million in 1996, and $23 million in 1995. To mitigate the impact of stock price increases on compensation expense, Textron entered into a cash-settlement option program on Textron's common stock in November 1995. This program generated income of approximately $37 million in 1997 and $21 million in 1996.
                               Pro forma information regarding net income and
                           earnings per share is required by FAS 123, "Accounting for Stock-Based Compensation" and has been determined under the fair value method of that Statement. For the purpose of developing the pro forma information, the fair values of options granted after 1995 are estimated at the date of grant using the Black-Scholes option-pricing model. The estimated fair values are amortized to expense over the options' vesting period. Using this methodology, net income would have been reduced by $15 million or $.09 per share in 1997 and $10 million or $.06 per share in 1996. The pro forma effect on 1995 net income was not material. The pro forma effect on net income is not necessarily representative of the effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.
                               The assumptions used to estimate the fair value
                           of an option granted in 1997, 1996 and 1995, respectively, are approximately as follows: dividend yield of 2%; expected volatility of 16%; risk-free interest rates of 6%, 6%, and 5%; and weighted average expected lives of 3.5 years. Under these assumptions, the weighted-average fair value of an option to purchase one share granted in 1997, 1996, and 1995, respectively, was approximately $14, $10, and $8.
                               Stock option transactions during the last three
                           years are summarized as follows:

                                                                     1997                    1996                    1995
--------------------------------------------------------------------------------------------------------------------------------
                                                                        Weighted                Weighted                Weighted
                                                                         Average                 Average                 Average
                                                                        Exercise                Exercise                Exercise
                           (Shares in thousands)           Shares          Price   Shares          Price   Shares         Price
--------------------------------------------------------------------------------------------------------------------------------
                           Shares under option at
                             beginning of year              9,290         $31.08    9,116         $26.05    9,392         $22.16
                           Options granted                  1,333          62.54    2,136          45.37    2,124          36.06
                           Options exercised               (1,541)         24.56   (1,846)         22.89   (2,196)         19.13
                           Options canceled                   (81)         43.40     (116)         29.38     (204)         25.57
---------------------------------------------------------------------------------------------------------------------------------

                          Shares under option at end of
                             year                           9,001          36.74    9,290          31.08    9,116          26.05
=================================================================================================================================
                           Shares exercisable at end of
                             year                           6,641          30.21    6,128          25.26    5,888          22.69
=================================================================================================================================

                           1997 TEXTRON ANNUAL REPORT

                   Stock options outstanding at the end of 1997 and 1996 are summarized as follows:

                                                                  Weighted
                                                                   Average        Weighted                     Weighted
                      Range of Exercise                          Remaining         Average                      Average
                           Prices                              Contractual        Exercise                     Exercise
                    (Shares in thousands)       Outstanding           Life           Price     Exercisable        Price
                   -----------------------------------------------------------------------------------------------------
                     JANUARY 3, 1998:
                       $11 - $32                      3,952            5.6          $23.44           3,952       $23.44
                       $33 - $50                      3,745            8.5           41.67           2,689        40.15
                       $51 - $68                      1,304            9.9           62.87               -            -
                     December 28, 1996:
                       $10 - $32                      5,292            6.6          $23.24           5,192       $23.15
                       $33 - $40                      1,938            9.0           36.95             936        36.93
                       $40 - $46                      2,060            9.9           45.69               -            -
                   =====================================================================================================


                   RESERVED SHARES OF COMMON STOCK

                   At year-end 1997, 3,277,000 shares of common stock were reserved for the subsequent conversion of preferred stock and 9,001,000 shares were reserved for the exercise of stock options.

                   PREFERRED STOCK PURCHASE RIGHTS

                   Each outstanding share of Textron common stock has attached to it one-half of a preferred stock purchase right. One preferred stock purchase right entitles the holder to buy one one-hundredth of a share of Series C Junior Participating Preferred Stock at an exercise price of $250. The rights become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial block of Textron's common stock. In certain circumstances, holders may acquire Textron stock, or in some cases the stock of an acquiring entity, with a value equal to twice the exercise price. The rights expire in September 2005 but may be redeemed earlier for $.05 per right.

                   INCOME PER COMMON SHARE

                   In 1997, Textron adopted FAS 128 "Earnings Per Share." FAS 128 requires companies to present basic and diluted income per share amounts. A reconciliation of income from continuing operations and basic to diluted share amounts is presented below. All periods presented have been restated.

                   For the years ended                 JANUARY 3, 1998       December 28, 1996      December 30, 1995
                                                  -------------------------------------------------------------------
                   ($ in millions,                             Average                Average                 Average
                   shares in thousands)             Income      Shares      Income     Shares      Income      Shares
                   --------------------------------------------------------------------------------------------------
                   Income from continuing operations  $558                    $482                   $416
                   --------------------------------------------------------------------------------------------------

                   Less: Preferred stock dividends      (1)                     (1)                    (1)
                   --------------------------------------------------------------------------------------------------

                   BASIC
                   Available to common shareholders    557     164,830         481    167,453         415     169,848
                   Dilutive effect of convertible
                     preferred stock and stock options   1       4,673           1      4,199           1       3,404
                   DILUTED
                   Available to common shareholders
                     and assumed conversions          $558     169,503        $482    171,652        $416     173,252
                   ==================================================================================================


13. LEASES         Rental expense approximated $116 million, $106 million, and
                   $104 million in 1997, 1996, and 1995, respectively. Future minimum rental commitments for noncancellable operating leases in effect at year-end 1997 approximated $91 million for 1998; $75 million for 1999; $55 million for 2000; $43 million for 2001; $37 million for 2002; and a total of $229 million thereafter.

                           1997 TEXTRON ANNUAL REPORT


14. RESEARCH AND Textron carries out research and development for itself and DEVELOPMENT under contracts with others, primarily the U.S. government.
                   Company initiated programs include independent research and development related to government products and services, a significant portion of which is recoverable from the U.S.
                   government through overhead cost allowances.

                         RESEARCH AND DEVELOPMENT COSTS FOR WHICH TEXTRON IS
                   RESPONSIBLE ARE EXPENSED AS INCURRED. THESE COMPANY FUNDED COSTS INCLUDE AMOUNTS FOR COMPANY INITIATED PROGRAMS, THE COST SHARING PORTIONS OF CUSTOMER INITIATED PROGRAMS, AND LOSSES INCURRED ON CUSTOMER INITIATED PROGRAMS. The company funded and customer funded research and development costs for 1997, 1996, and 1995 were as follows:

                   (In millions)                                            1997               1996            1995
                   -------------------------------------------------------------------------------------------------
                   Company funded                                          $ 222              $ 185            $ 181
                   Customer funded                                           380                391              475
                   -------------------------------------------------------------------------------------------------

                   Total research and development                           $602              $ 576            $ 656
                   =================================================================================================



15. PENSION        Textron has defined benefit and defined contribution pension
    BENEFITS       plans which together cover substantially all employees. The costs of the defined contribution plans are funded as accrued and amounted to approximately $56 million, $49 million, and $32 million for 1997, 1996, and 1995, respectively. Defined benefits under salaried plans are based on salary and years of service. Hourly plans generally provide benefits based on stated amounts for each year of service. Textron's funding policy is consistent with federal law and regulations. Plan assets consist principally of corporate and government bonds and common stocks.
                         Pension income in 1997, 1996, and 1995 included the
                   following components:

                   (In millions)                                            1997              1996             1995
                   -----------------------------------------------------------------------------------------------------------
                   Service cost - benefits earned during the year           $ 73              $  70            $  56
                   Interest cost on projected benefit obligation             224                208              210
                   Actual return on plan assets                             (721)              (495)            (747)
                   Amortization of unrecognized transition net asset         (17)               (17)             (17)
                   Net amortization and deferral of actuarial gains          438                230              483
                   -----------------------------------------------------------------------------------------------------------
                   Net pension income                                       $ (3)              $ (4)           $ (15)
                   ===========================================================================================================


                        The following table sets forth the funded status of
                   Textron's pension plans.

                                                                      January 3, 1998            December 28, 1996
                --------------------------------------------------------------------------------------------------------
                                                                    Assets   Accumulated         Assets   Accumulated
                                                                    exceed      benefits         exceed      benefits
                                                               accumulated        exceed    accumulated        exceed
                (In millions)                                     benefits        assets       benefits        assets
                --------------------------------------------------------------------------------------------------------
                 Plan assets at fair value                          $4,091          $ 61         $3,534         $ 124
                 Actuarial present value of:
                   Vested benefit obligation                         2,633           161          2,410           197
                   Nonvested benefit obligation                         73            17             67            19
                --------------------------------------------------------------------------------------------------------
                Accumulated benefit obligation                       2,706           178          2,477           216
                   Effect of projected pay increases                   307            35            254            35
                --------------------------------------------------------------------------------------------------------
                Projected benefit obligation                         3,013           213          2,731           251

                Plan funded status                                   1,078          (152)           803          (127)
                Unrecognized net actuarial (gains) losses             (719)           20           (472)           30
                Unrecognized prior service cost                         84            21             93            21
                Unrecognized transition net obligation (net asset)    (104)            7           (120)            5
                Adjustment required to recognize minimum liability       -           (18)             -           (24)
                --------------------------------------------------------------------------------------------------------
                    Net pension asset (liability) recognized on the
                     consolidated balance sheet                      $ 339         $(122)        $  304         $ (95)
                ========================================================================================================


                           1997 TEXTRON ANNUAL REPORT


                         Major actuarial assumptions used in accounting for the
                   defined benefit pension plans are shown in the following table. Net pension income is determined using these assumptions as of the end of the prior year. The funded status of the plans is determined using these assumptions as of the end of the current year.

                                                                     January 3,  December 28, December 30,  December 31,
                                                                           1998          1996         1995          1994
               --------------------------------------------------------------------------------------------------------
               Discount rate                                          7.25%         7.50%        7.25%         8.25%
               Weighted average long-term rate of
                 compensation increase                                5.00          5.00         5.00          5.00
               Long-term rate of return on plan assets                9.00          9.00         9.00          9.00
               ========================================================================================================





16. POSTRETIREMENT Textron offers health care and life insurance benefits for BENEFITS OTHER certain retired employees. Postretirement benefit costs other THAN PENSIONS than pension-related expenses in 1997, 1996, and 1995 included the components shown in the following table. Textron's postretirement benefit plans other than pensions are unfunded.



                   (In millions)                                                    1997               1996               1995
                   -----------------------------------------------------------------------------------------------------------
                   Service cost - benefits earned during the year                   $  5               $  5               $  5
                   Interest cost on accumulated postretirement benefit obligation     47                 53                 58
                   Net amortization                                                  (15)               (13)               (14)
                   -----------------------------------------------------------------------------------------------------------

                             Postretirement benefit costs                           $ 37               $ 45               $ 49
                   ===========================================================================================================

                         The following table sets forth the status of these
                   plans at the end of 1997 and 1996:

                                                                                              January 3,    December 28,
                   (In millions)                                                                 1998            1996
                   -----------------------------------------------------------------------------------------------------------
                   Actuarial present value of benefits attributed to:
                     Retirees                                                                    $507            $522
                     Fully eligible active plan participants                                       68              66
                     Other active plan participants                                                88              85
                   -----------------------------------------------------------------------------------------------------------
                   Accumulated postretirement benefit obligation                                  663             673
                   Unrecognized net actuarial gains                                               110             114
                   Unrecognized prior service cost benefit                                         26              30
                   -----------------------------------------------------------------------------------------------------------
                   Postretirement benefit liability recognized on the consolidated balance sheet $799            $817
                   ===========================================================================================================

                         The discount rates used to determine postretirement
                   benefit costs other than pensions and the status of those plans were the same as those used for Textron's defined benefit pension plans.
                         The 1997 health care cost trend rate, which is the
                   weighted average annual assumed rate of increase in the per capita cost of covered benefits, was 6.5% for retirees age 65 and over and 7.5% for retirees under age 65. Both rates are assumed to decrease gradually to 5.5% by 2001 and 2003, respectively, and then remain at that level. Increasing the health care cost trend rates by one percentage point in each year would have increased the accumulated postretirement benefit obligation as of year-end 1997 by $60 million and the aggregate of the service and interest cost components of postretirement benefit costs for 1997 by $5 million.

                           1997 TEXTRON ANNUAL REPORT


17. INCOME               Textron files a consolidated federal income tax return
    TAXES for all U.S. subsidiaries and separate returns for foreign subsidiaries. TEXTRON RECOGNIZES DEFERRED INCOME TAXES FOR TEMPORARY DIFFERENCES BETWEEN THE FINANCIAL REPORTING BASIS AND INCOME TAX BASIS OF ASSETS AND LIABILITIES BASED ON ENACTED TAX RATES EXPECTED TO BE IN EFFECT WHEN AMOUNTS ARE LIKELY TO BE REALIZED OR SETTLED.
                         The following table shows income from continuing
                   operations before income taxes and distributions on preferred securities of subsidiary trust:


                   (In millions)                                           1997               1996               1995
                   --------------------------------------------------------------------------------------------------
                   United States                                           $566               $528               $476
                   Foreign                                                  382                299                214
                   --------------------------------------------------------------------------------------------------
                    Total                                                  $948               $827               $690
                   ==================================================================================================

                         Income tax expense is summarized as follows:

                           (In millions)                                   1997               1996               1995
                   --------------------------------------------------------------------------------------------------
                           Federal:
                             Current                                       $109               $169               $137
                             Deferred                                        81                 11                 31
                           State                                             38                 31                 32
                           Foreign                                          136                111                 74
                   --------------------------------------------------------------------------------------------------

                           Income tax expense                              $364               $322               $274
                   ==================================================================================================


                         The following reconciles the federal statutory
                   income tax rate to the effective income tax rate reflected in the consolidated statement of income:

                                                                           1997               1996               1995
                   --------------------------------------------------------------------------------------------------
                           Federal statutory income tax rate               35.0%              35.0%              35.0%
                           Increase (decrease) in taxes resulting from:
                             State income taxes                             2.2                2.4                2.9
                             Goodwill                                       2.3                2.3                2.5
                             Other - net                                   (1.1)               (.8)               (.7)
                   --------------------------------------------------------------------------------------------------

                             Effective income tax rate                     38.4%              38.9%              39.7%
                   ==================================================================================================


                         Textron's net deferred tax asset consisted of gross
                   deferred tax assets and gross deferred tax liabilities of $1,696 million and $1,453 million, respectively, at the end of 1997 and $1,467 million and $1,140 million, respectively, at the end of 1996.

                         The components of Textron's net deferred tax asset
                   were as follows:

                                                                                             January 3,    December 28,
                           (In millions)                                                          1998            1996
                   ---------------------------------------------------------------------------------------------------
                   Finance Group transactions, principally leasing                              $(329)          $(324)
                   Obligation for postretirement benefits other than pensions                     319             321
                   Fixed assets, principally depreciation                                        (156)           (146)
                   Self insured liabilities                                                       147             152
                   Deferred compensation                                                          116             103
                   Allowance for credit losses                                                     81              86
                   Other, principally timing of other expense deductions                           65             135
                   ---------------------------------------------------------------------------------------------------

                                                                                                $ 243           $ 327
                   ===================================================================================================

                         Deferred income taxes have not been provided for the
                   undistributed earnings of foreign subsidiaries, which approximated $936 million at the end of 1997. Management intends to reinvest those earnings for an indefinite period, except for distributions having an immaterial tax effect. If foreign subsidiaries' earnings were distributed, 1997 taxes, net of foreign tax credits, would be increased by approximately $51 million, primarily because of foreign withholding taxes.

                           1997 TEXTRON ANNUAL REPORT


18. FAIR VALUE OF   The estimated fair value amounts shown below were
    FINANCIAL      determined from available market information and valuation
    INSTRUMENTS    methodologies. Because considerable judgment is required in interpreting market data, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.

                                                                         January 3, 1998            December 28, 1996
                   ---------------------------------------------------------------------------------------------------
                                                                               Estimated                    Estimated
                                                                  Carrying          fair       Carrying          fair
                           (In millions)                             value         value          value         value
                   ---------------------------------------------------------------------------------------------------
                   ASSETS:
                     INVESTMENTS                                     $ 844         $ 844          $ 820         $ 820
                     FINANCE RECEIVABLES:
                       Consumer loans                                6,364         6,288          6,471         6,451
                       Commercial loans                              2,652         2,741          2,227         2,270
                   LIABILITIES:
                     DEBT:
                       Parent Group:
                         Debt                                        1,221         1,276          1,507         1,565
                         Interest rate exchange agreements               -            10              -            37
                       Finance Group:
                         Debt                                        9,275         9,309          8,839         8,882
                         Interest rate exchange agreements               -            12              -            18
                     FOREIGN CURRENCY EXCHANGE CONTRACTS                (4)            -              -             2
                   ===================================================================================================

                   NOTES:

                   (i) Investments - The estimated fair values of investment securities were based on available quoted market prices, appraisals, prices from independent brokers, or discounted cash flow analyses.
                   (ii) Finance receivables - The estimated fair values of fixed-rate consumer loans, real estate loans and commercial installment contracts were based on discounted cash flow analyses. The estimated fair values of variable-rate receivables and fixed-rate retail installment contracts approximated the net carrying value. The estimated fair values of nonperforming loans were based on discounted cash flow analyses using risk-adjusted interest rates or the fair value of the related collateral.
                   (iii) Debt, interest rate exchange agreements, and foreign currency exchange contracts - The estimated fair value of fixed-rate debt was determined by independent investment bankers or discounted cash flow analyses. The estimated fair values of variable-rate debt approximated their carrying values. The estimated fair values of interest rate exchange agreements were determined by independent investment bankers and represent the estimated amounts that Textron or its counterparty would be required to pay to assume the other party's obligations under the agreements. The estimated fair values of the foreign currency exchange contracts were determined by Textron's foreign exchange banks.

19. CONTINGENCIES  CONTINGENCIES
    AND
    ENVIRONMENTAL  Textron is subject to a number of lawsuits, investigations
    REMEDIATION    and claims arising out of the conduct of its business,
                   including those relating to commercial transactions, government contracts, product liability, and environmental, safety and health matters. Some seek compensatory, treble or punitive damages in substantial amounts; fines, penalties or restitution; or remediation of contamination. Some are or purport to be class actions. Under federal government procurement regulations, some could result in suspension or debarment of Textron or its subsidiaries from U.S. government contracting for a period of time. On the basis of information presently available, Textron believes that any liability for these suits and proceedings would not have a material effect on Textron's net income or financial condition.

                   ENVIRONMENTAL REMEDIATION

                   ENVIRONMENTAL LIABILITIES ARE RECORDED BASED ON THE MOST PROBABLE COST IF KNOWN OR ON THE ESTIMATED MINIMUM COST, DETERMINED ON A SITE-BY-SITE BASIS. TEXTRON'S ENVIRONMENTAL LIABILITIES ARE UNDISCOUNTED AND DO NOT TAKE INTO CONSIDERATION POSSIBLE FUTURE INSURANCE PROCEEDS OR SIGNIFICANT AMOUNTS FROM CLAIMS AGAINST OTHER THIRD PARTIES.
                        Textron's accrued estimated environmental liabilities
                   are based on assumptions which are subject to a number of factors and uncertainties. Circumstances which can affect the accruals' reliability and precision include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation, and the time period over which remediation may occur. Textron believes that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on Textron's net income or financial condition. Textron estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years.

                           1997 TEXTRON ANNUAL REPORT


20. GEOGRAPHIC     Presented below is selected financial information by
    DATA           geographic area of Textron's operations.

                   GEOGRAPHIC AREAS                        REVENUES BY ORIGIN                  INCOME BY ORIGIN
                                                       -------------------------           --------------------------
                   (In millions)                       1997       1996      1995           1997       1996       1995
                   ---------------------------------------------------------------------------------------------------
                    United States                    $ 7,495     $7,000    $6,841          $ 836      $ 791      $ 773
                    Europe                             1,394        767       393            158         99         61
                    Other North America                1,179      1,043       807            139        125         87
                    Australia/New Zealand                299        292       267             73         66         59
                    Other (primarily Asia/Pacific)       177        172       145             12          9          7
                   ---------------------------------------------------------------------------------------------------
                                                     $10,544     $9,274    $8,453          1,218      1,090        987
                   =================================================================== -------------------------------
                   Corporate expenses and other - net                                       (141)      (115)      (119)
                   Interest expense - net                                                   (129)      (148)      (178)
                   ---------------------------------------------------------------------------------------------------
                   Income from continuing operations
                     before income taxes and distributions
                     on preferred securities of subsidiary trust                           $ 948      $ 827     $  690
                   ===================================================================================================

                                                                                    DESTINATION OF U.S. EXPORT REVENUE
                           (In millions)                                                   1997       1996       1995
                   ---------------------------------------------------------------------------------------------------
                           North America                                                  $ 340     $  342     $  280
                           Europe                                                           227        256        306
                           Asia/Pacific                                                     215        220        194
                           South America                                                    172         92        110
                           Australia/New Zealand                                             32         33         41
                           Middle East                                                       25         55         43
                           Other locations                                                   32         43         26
                   --------------------------------------------------------------------------------------------------

                                                                                        $ 1,043     $1,041     $1,000
                   ==================================================================================================


                                                                                               IDENTIFIABLE ASSETS
                           (In millions)                                                   1997       1996       1995
                   ----------------------------------------------------------------------------------------------------
                           United States                                                  $12,126    $12,103    $12,080
                           Europe                                                           2,268      1,662      1,077
                           Other North America                                              1,694      1,436      1,337
                           Australia/New Zealand                                            1,320      1,211      1,138
                           Other (primarily Asia/Pacific)                                     553        311        210
                           Corporate, including investment in discontinued
                           operation in 1996 and 1995                                       1,105      1,742      1,932
                           Eliminations                                                      (456)      (230)      (123)
                   ----------------------------------------------------------------------------------------------------
                                                                                          $18,610    $18,235    $17,651
                   ====================================================================================================


                   NOTES:

                   (i) Revenues include sales to the U.S. government of $1.0 billion, $1.0 billion, and $1.3 billion in 1997, 1996, and 1995, respectively and of $1.1 billion in 1997 to a single customer.
                   (ii) Revenues between geographic areas, predominantly revenues of U.S. divisions, were approximately 5% in each of the years 1997, 1996, and 1995.
                   (iii) Assets in foreign locations relate principally to the Finance segment.

                           1997 TEXTRON ANNUAL REPORT


QUARTERLY DATA

                                                                1997                                     1996
(Unaudited)                                        ---------------------------------        ----------------------------------
(Dollars in millions except per share amounts)     Q4        Q3         Q2        Q1        Q4        Q3         Q2        Q1
------------------------------------------------------------------------------------------------------------------------------
REVENUES
Aircraft                                        $ 895     $ 752      $ 782     $ 706     $ 762     $ 638      $ 649     $ 654
Automotive                                        583       464        523       557       428       355        439       405
Industrial                                        767       734        812       758       700       729        779       641
Finance                                           573       558        550       530       538       526        517       514
------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                 $2,818    $2,508     $2,667    $2,551    $2,428    $2,248     $2,384    $2,214
==============================================================================================================================
INCOME
Aircraft                                         $ 96      $ 84       $ 81      $ 64      $ 79      $ 69       $ 67      $ 56
Automotive                                         39        28         33        50        41        27         41        37
Industrial                                         82        82         92        78        68        77         80        65
Finance                                           108       104        101        96        98        98         95        92
------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                            325       298        307       288       286       271        283       250
Corporate expenses and other - net                (42)      (36)       (30)      (33)      (29)      (28)       (30)      (28)
Interest expense - net                            (28)      (32)       (30)      (39)      (37)      (36)       (37)      (38)
Income taxes                                      (98)      (86)       (95)      (85)      (85)      (81)       (84)      (72)
Distributions on preferred securities of
  subsidiary trust, net of income taxes            (7)       (6)        (7)       (6)       (7)       (6)        (7)       (3)
------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                 150       138        145       125       128       120        125       109
Discontinued operation, net of income taxes:
  Income from operations                            -         -          -         -         -         -          -        16
  Loss on disposal                                  -         -          -         -         -      (155)         -       (90)
------------------------------------------------------------------------------------------------------------------------------
                                                    -         -          -         -         -      (155)         -       (74)
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                               $ 150     $ 138      $ 145     $ 125     $ 128     $ (35)     $ 125      $ 35
==============================================================================================================================
EARNINGS PER COMMON SHARE
BASIC:
  Income from continuing operations             $ .92     $ .83      $ .88     $ .75     $ .77     $ .72      $ .74     $ .64
  Discontinued operation                            -         -          -         -         -      (.93)         -      (.43)
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                               $ .92     $ .83      $ .88     $ .75     $ .77    $ (.21)     $ .74     $ .21
==============================================================================================================================
Average shares outstanding (in thousands)     163,697   164,912    165,173   165,897   165,551   167,060    168,188   168,929
------------------------------------------------------------------------------------------------------------------------------
DILUTED:
  Income from continuing operations             $ .89     $ .81      $ .86     $ .73     $ .75     $ .70      $ .73     $ .63
  Discontinued operation                            -         -          -         -         -      (.90)         -      (.43)
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                               $ .89     $ .81      $ .86     $ .73     $ .75    $ (.20)     $ .73     $ .20
==============================================================================================================================
Average shares outstanding (in thousands)     168,527   169,675    169,797   170,388   169,745   171,357    172,516   172,963
------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME MARGINS
Aircraft                                        10.7%      11.2%      10.4%      9.1%     10.4%     10.8%      10.3%      8.6%
Automotive                                       6.7        6.0        6.3       9.0       9.6       7.6        9.3       9.1
Industrial                                      10.7       11.2       11.3      10.3       9.7      10.6       10.3      10.1
Finance                                         18.8       18.6       18.4      18.1      18.2      18.6       18.4      17.9
OPERATING INCOME MARGIN                         11.5       11.9       11.5      11.3      11.8      12.1       11.9      11.3
------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK INFORMATION
Price range: High                            $65 11/16    $70 3/4  $67 11/16  $53 5/8  $48 7/8   $43 15/16  $44 1/2   $42 7/8
             Low                             $55 1/2      $59 1/2  $49 11/16  $    45  $42 3/8   $36 1/2    $38 1/2   $34 9/16
Dividends per share                          $   .25      $   .25  $    .25   $   .25  $   .22   $   .22    $   .22   $   .22
==============================================================================================================================

All share related data has been restated to reflect the effect of the two-for-one common stock split in the form of a stock dividend in May 1997. Prior year amounts have been reclassified to conform to the current year's segment presentation.

                           1997 TEXTRON ANNUAL REPORT


SELECTED FINANCIAL INFORMATION

(Dollars in millions except per share amounts)     1997       1996        1995
----------------------------------------------------------------------------------
REVENUES
Aircraft                                       $  3,135    $    2,703  $     2,519
Automotive                                        2,127         1,627        1,534
Industrial                                        3,071         2,849        2,415
Finance                                           2,211         2,095        1,985
----------------------------------------------------------------------------------
Total revenues                                 $ 10,544    $    9,274  $     8,453
==================================================================================
INCOME
Aircraft                                       $    325    $      271  $       245
Automotive                                          150           146          135
Industrial                                          334           290          242
Finance                                             409           383          365
----------------------------------------------------------------------------------
TOTAL OPERATING INCOME                            1,218         1,090          987
Corporate expenses and other - net                 (141)         (115)        (119)
Interest expense - net                             (129)         (148)        (178)
Income taxes                                       (364)         (322)        (274)
Distributions on preferred securities of
  subsidiary trust, net of income taxes             (26)          (23)           -
----------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS*             $    558    $      482  $       416
==================================================================================
PER SHARE OF COMMON STOCK
Income from continuing operations - basic*     $   3.38    $     2.87  $      2.45
Income from continuing operations - diluted*   $   3.29    $     2.81  $      2.40
Dividends declared                             $   1.00    $      .88  $       .78
Book value at year-end                         $  19.78    $    19.10  $     19.96
Common stock price: High                       $ 70 3/4    $   48 7/8  $  38 11/16
                    Low                        $     45    $  34 9/16      24 5/16
                    Year-end                   $ 62 5/8    $ 46 11/16  $    33 3/4
Common shares outstanding (in thousands):
  Basic average                                 164,830       167,453      169,848
  Diluted average                               169,503       171,652      173,252
  Year-end                                      167,315       169,745      173,340
==================================================================================
FINANCIAL POSITION
Total assets                                   $ 18,610    $   18,235  $    17,651
Debt:
  Parent Group                                 $  1,221    $    1,507  $     1,774
  Finance Group                                $  9,275    $    8,839  $     8,437
Preferred securities of subsidiary trust       $    483    $      483  $         -
Shareholders' equity                           $  3,228    $    3,183  $     3,412
Parent Group debt to total capital                   25%           29%          34%
==================================================================================
INVESTMENT DATA
Capital expenditures                           $    412    $      343  $       279
Depreciation                                   $    266    $      223  $       195
Research and development                       $    602    $      576  $       656
==================================================================================
OTHER DATA
Number of employees at year-end                  64,000        57,000       54,000
Number of common shareholders at year-end        24,000        25,000       26,000
==================================================================================

                                                    1994       1993        1992        1991
----------------------------------------------------------------------------------------------
REVENUES
Aircraft                                         $   2,290   $  2,077     $  1,617    $ 1,352
Automotive                                           1,511      1,178          788        661
Industrial                                           2,877      3,016        3,211      3,197
Finance                                              1,672      1,610        1,622      1,548
----------------------------------------------------------------------------------------------
Total revenues                                   $   8,350   $  7,881     $  7,238    $ 6,758
==============================================================================================
INCOME
Aircraft                                         $     197   $    162     $   136     $   121
Automotive                                             132         89          68          50
Industrial                                             245        247         277         303
Finance                                                331        289         250         226
---------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                                 905        787         731         700
Corporate expenses and other - net                     (92)      (103)        (81)        (89)
Interest expense - net                                (190)      (214)       (238)       (213)
Income taxes                                          (257)      (171)       (160)       (160)
Distributions on preferred securities of
  subsidiary trust, net of income taxes                  -          -           -           -
---------------------------------------------------------------------------------------------
Income from continuing operations*               $     366   $    299     $   252     $   238
=============================================================================================
PER SHARE OF COMMON STOCK
Income from continuing operations - basic*        $    2.07   $   1.69     $  1.45     $  1.38
Income from continuing operations - diluted*     $    2.03   $   1.66     $  1.42     $  1.36
Dividends declared                               $     .70   $    .62     $   .56     $  .515
Book value at year-end                           $   16.72   $  15.59     $ 14.05     $ 16.82
Common stock price: High                         $30  5/16   $29 7/16     $22 3/8     $19 3/4
                    Low                          $23   1/4   $20 3/16     $16 7/8     $12 1/2
                    Year-end                     $25  3/16   $29  1/8     $22 3/8     $19 1/4
Common shares outstanding (in thousands):
  Basic average                                    176,474    176,071     173,334     171,061
  Diluted average                                  180,208    179,713     177,087     174,724
  Year-end                                         174,616    180,509     178,366     175,903
=============================================================================================
FINANCIAL POSITION
Total assets                                      $ 16,103   $ 15,372     $14,710     $12,283
Debt:
  Parent Group                                    $  1,582   $  2,025     $ 2,283     $ 1,820
  Finance Group                                   $  7,760   $  6,847     $ 6,440     $ 5,664
Preferred securities of subsidiary trust          $      -   $      -     $     -     $     -
Shareholders' equity                              $  2,882   $  2,780     $ 2,488     $ 2,928
Parent Group debt to total capital                      35%        42%         48%         45%
=============================================================================================
INVESTMENT DATA
Capital expenditures                              $    294   $    246     $   215     $   152
Depreciation                                      $    206   $    201     $   194     $   177
Research and development                          $    611   $    514     $   430     $   457
=============================================================================================
OTHER DATA
Number of employees at year-end                     50,000     53,000      51,000      49,000
Number of common shareholders at year-end           27,000     28,000      30,000      31,000
=============================================================================================

*Before cumulative effect of changes in accounting principles in 1992.

 All share related data has been restated to reflect the effect of the two-for-one common stock split in the form of a stock dividend in May 1997. Prior year amounts have been reclassified to conform to the current year's segment presentation.

                           1997 TEXTRON ANNUAL REPORT

------------------------------------------------------------------------------------------------------------------------------------
AIRCRAFT     BELL HELICOPTER TEXTRON            Webb F. Joiner                 Vertical takeoff and landing aircraft and spare
                                                 Chairman                      parts for the U.S. government, foreign governments
                                                Terry D. Stinson               and commercial markets.
                                                 President and CEO

             THE CESSNA AIRCRAFT COMPANY        Russell W. Meyer, Jr.          Light and mid-size business jets, utility
                                                 Chairman and CEO              turboprops and single-engine piston aircraft.


------------------------------------------------------------------------------------------------------------------------------------
AUTOMOTIVE   TEXTRON AUTOMOTIVE COMPANY         John A. Janitz                 Automotive interior and exterior trim; functional
                                                 Chairman, President and CEO   components and systems.

             CWC CASTINGS TEXTRON               John L. Kelly                  Gray iron and ductile iron castings, primarily
                                                 President                     camshafts for automobile and engine manufacturers.

             KAUTEX TEXTRON                     Dr. Wolfgang Theis             Blow-molded plastic fuel tank systems and other
             GERMANY                             President                     automotive functional components.

             MCCORD WINN TEXTRON                George F. Daniels              Automotive windshield and headlamp washing systems
                                                 President                     and electro-mechanical components; seating comfort
                                                                               systems for automotive and non-automotive markets.

             MICROMATIC TEXTRON                 Michael J. Brennan             Proprietary machine tools, components and assembly
                                                President                      systems for automotive and commercial markets.

             RANDALL TEXTRON                    Jane L. Warner                 Fuel filler assemblies and fuel delivery systems
                                                 President                     for the automotive market.

             TEXTRON AUTOMOTIVE                 Sam Licavoli                   Instrument panels, door panels, armrests, airbag
             TRIM OPERATIONS                     President                     doors, center consoles, headliners, exterior trim
                                                                               and lighting components.



------------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL                                      Herbert L. Henkel              Fastening systems, golf and turf care products,
                                                 President Textron             industrial components, and fluid and power systems.
                                                 Industrial Products

             TEXTRON FASTENING SYSTEMS          Frank Gulden                   Fastening systems, synergistic assemblies,
                                                 President Textron             components and installation tools serving the
                                                 Fastening Systems             automotive, aerospace, electronics, construction,
                                                                               do-it-yourself and transportation markets.

             AVDEL CHERRY                       Donald J. Garbison             TEXTRON FASTENING SYSTEMS   Horst B. Homuth
                                                 General Manager               GERMANY                      President

             CAMCAR TEXTRON                     James R. MacGilvray            TEXTRON FASTENING SYSTEMS   Andrew R. Taylor
             (INCLUDES BRAZIL-BASED              President                     UNITED KINGDOM                Managing Director
             MAPRI INDUSTRIAS, S.A.)

                                              58

             ELCO TEXTRON                       John C. Lutz                   TEXTRON INDUSTIRES S.A      Frank Gulden
                                                 President and CEO             FRANCE                      Acting President

             TEXTRON AEROSPACE FASTENERS        Edmund W. Staple               TEXTRON LOGISTICS COMPANY   James R. Stenberg
                                                 President                                                   President



                          1997 TEXTRON ANNUAL REPORT

-----------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL   GOLF AND TURF CARE PRODUCTS       Carl D. Burtner                 Golf cars, lawn and turf care products, and
(continued)                                     President                      multi-purpose utility vehicles.
                                                Golf and Turf Care Products
               --------------------------------------------------------------------------------------------------------------------
               E-Z-GO TEXTRON                  L.T. Walden, Jr.                Electric- and gasoline-powered golf cars and
                                                President                      multipurpose utility vehicles.
               --------------------------------------------------------------------------------------------------------------------
               JACOBSEN TEXTRON                Philip J. Tralies               Professional mowing and turf maintenance equipment.
                                                President
               --------------------------------------------------------------------------------------------------------------------
               RANSOMES PLC                    Peter G. Wilson                 Turf care machinery for the golf, municipal and
               UNITED KINGDOM                   President                      commercial markets, and multi-purpose utility
                                                                               vehicles.
             ----------------------------------------------------------------------------------------------------------------------
             INDUSTRIAL COMPONENTS             Carl D. Burtner                 Tools and accessories for the wire and cable
                                                President                      industry; components for the commercial aerospace
                                                Industrial Components          and defense industries.
               --------------------------------------------------------------------------------------------------------------------
               FUEL SYSTEMS TEXTRON            Michael Boston                  Fuel systems components for aircraft and industrial
                                                President                      gas turbine engines.
               --------------------------------------------------------------------------------------------------------------------
               GREENLEE TEXTRON                Barclay S. Olson                Products for wire and cable installation and
               (INCLUDES GERMANY-BASED          President                      maintenance in residential, commercial and
               KLAUKE)                                                         industrial facilities.
               --------------------------------------------------------------------------------------------------------------------
               TEXTRON LYCOMING*               James A. Koerner                Piston aircraft engines and replacement parts for
                                                President                      the general aviation market.
               --------------------------------------------------------------------------------------------------------------------
               TEXTRON MARINE &                John J. Kelly                   Air cushion amphibious landing craft, Coast Guard
               LAND SYSTEMS                     President                      rescue craft, combat vehicles, lightweight
                                                                               artillery systems and advanced suspension systems.
               --------------------------------------------------------------------------------------------------------------------
               TURBINE ENGINE                  G.L. (Topper) Long              Air and land-based gas turbine engine components
               COMPONENTS TEXTRON               President                      for engine OEMs.
             ----------------------------------------------------------------------------------------------------------------------
             FLUID AND POWER SYSTEMS           Robert A. Geckle                Mechanical power transmission and motion control
                                                President                      components and systems; specialty fluid handling
                                                Fluid and Power Systems        pumps and systems; weapons and electronic systems.
               --------------------------------------------------------------------------------------------------------------------
               CONE DRIVE TEXTRON              John G. Melvin                  Double-enveloping worm gear speed reducers, gear
               (INCLUDES ITALY-BASED            President                      motors and gear sets.
               MAAG ITALIA)
               --------------------------------------------------------------------------------------------------------------------
               HR TEXTRON                      George A. Andrews               Motion control components and systems for
                                                President                      industrial, defense and aerospace markets.
               --------------------------------------------------------------------------------------------------------------------
               MAAG PUMP SYSTEMS               Dr. Frank Brinken               Gear pumps and systems used for processing
               TEXTRON AG SWITZERLAND           President                      applications in the plastics, chemical and
                                                                               pharmaceutical industries.
               --------------------------------------------------------------------------------------------------------------------
               TEXTRON SYSTEMS                 Richard J. Millman              Weapon systems, sensing systems and advanced
                                                President                      materials for defense and commercial markets.
-----------------------------------------------------------------------------------------------------------------------------------
FINANCE        AVCO FINANCIAL SERVICES         Warren R. Lyons                 Global consumer and commercial lending and credit,
                                                Chairman                       property and casualty insurance.
               --------------------------------------------------------------------------------------------------------------------
               TEXTRON FINANCIAL CORPORATION   Stephen A. Giliotti             Commercial financing for the purchase and lease of
                                                President                      Textron and independent products including:
                                                                               equipment, aircraft, golf, and time share.

*For financial reporting purposes, Textron Lycoming's results are included in the Aircraft Segment.



                                      59