Form 10-K, Exhibit 13
period 1999-01-02
TEXTRON INC
filed 1999-03-15
CIK 217346

Exhibit 13

BUSINESS SEGMENT DATA

For a description of the businesses comprising each segment, see pages 60 through 62.

                                                                                                           OPERATING
                                        REVENUES                      OPERATING INCOME                  INCOME MARGINS
                                ------------------------           ----------------------          -----------------------
(In millions)                   1998      1997      1996           1998     1997     1996          1998      1997     1996
------------------------------------------------------------------------------------------------------------------------------------
Aircraft                      $3,189    $3,025     $2,593         $ 338    $ 313    $ 261         10.6%      10.3%    10.1%
Automotive                     2,405     2,127      1,627           179      150      146          7.4        7.1      9.0
Industrial                     3,722     3,181      2,959           410      346      300         11.0       10.9     10.1
Finance                          367       350        327           113      108       96         30.8       30.9     29.4
------------------------------------------------------------------------------------------------------------------------------------
                              $9,683    $8,683     $7,506         1,040      917      803         10.7%      10.6%    10.7%
------------------------------------------------------------------------------------------------------------------------------------
Gain on sale of division                                             97        -        -
Special charges                                                     (87)       -        -
Corporate expenses and other - net                                 (127)    (140)    (115)
Interest expense - net                                             (160)    (129)    (148)
-----------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes*                                            $ 763    $ 648    $ 540
-----------------------------------------------------------------------------------------

* Before distributions on preferred securities of subsidiary trust.
Prior year amounts have been reclassified to conform to the current year's segment presentation.


1998 REVENUES - $9.7 BILLION            1998 OPERATING INCOME - $1.040 BILLION

[PIE CHART]                             [PIE CHART]

AIRCRAFT       $3,189  33%            AIRCRAFT       $338  33%
AUTOMOTIVE     $2,405  25%            AUTOMOTIVE     $179  17%
INDUSTRIAL     $3,722  38%            INDUSTRIAL     $410  39%
FINANCE        $367    4%             FINANCE        $113  11%



22   1998 TEXTRON ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

[BAR CHART]
RESULTS OF OPERATION

REVENUES                      EARNINGS PER SHARE*

96   $7,506    11%          96   $1.78     24%
97   $8,683    16%          97   $2.19     23%
98   $9,683    12%          98   $2.68     22%

                              *Income from continuing operations - diluted


Textron Inc.
1998 vs. 1997

Diluted earnings per share from continuing operations for 1998 were $2.68 per share, up 22% from the 1997 amount of $2.19. Income from continuing operations in 1998 of $443 million was up 19% from $372 million for 1997. Revenues increased 12% to $9.7 billion in 1998 from $8.7 billion in 1997. Net income including the results of AFS which is a discontinued operation was $608 million vs. $558 million in 1997.

Operating income of Textron's four business segments aggregated $1.040 billion in 1998, up 13% from 1997, as a result of continued improved financial results across all business segments.

Total segment margins increased to 10.7% in 1998 from 10.6% in 1997.

Corporate expenses and other - net decreased $13 million due primarily to 1997 costs associated with the termination of interest rate swap agreements no longer qualifying as accounting hedges and 1997 litigation expenses related to a divested operation.

The higher Textron manufacturing interest expense - net - $160 million in 1998 vs. $129 million in 1997 - was due to higher average debt resulting from the incremental debt associated with acquisitions and share repurchases, partially offset by the payment of debt with proceeds in 1997 from the divestiture of Paul Revere.

1997 vs. 1996

Diluted earnings per share from continuing operations for 1997 were $2.19, up 23% from the 1996 amount of $1.78. Income from continuing operations in 1997 of $372 million was up 22% from $306 million for 1996. Revenues increased 16% to $8.7 billion in 1997 from $7.5 billion in 1996. Net income in 1997 was $558 million versus $253 million in 1996, which reflected the impact of a $245 million loss from a discontinued operation (Paul Revere) that was disposed of early in 1997.

Operating income of Textron's four business segments aggregated $917 million in 1997, up 14% from 1996, as a result of continued improved financial results in the Aircraft, Industrial and Finance segments. Operating income in the Automotive segment was essentially unchanged.

Total segment margins decreased to 10.6% in 1997 from 10.7% in 1996, due primarily to lower margins associated with the Kautex acquisition.

Corporate expenses and other - net increased in 1997 by $25 million due to 1997 litigation expenses related to a divested operation, higher 1997 expenses related to organizational changes and higher support costs related to international expansion, and 1997 costs associated with the termination of interest rate swap agreements no longer qualifying as accounting hedges.

The lower Textron manufacturing interest - $129 million in 1997 vs. $148 million in 1996 - was due to lower average debt, resulting from the payment of debt with proceeds from the divestiture of Paul Revere, partially offset by the incremental debt associated with acquisitions.

[BAR CHART]
AIRCRAFT
REVENUES

96   $2,593     7%
97   $3,025    17%
98   $3,189     5%

Aircraft
1998 vs. 1997

The Aircraft segment's revenues increased $164 million (5%) and income before special charges increased $25 million (8%) due to higher results at Cessna Aircraft.

Cessna Aircraft's revenues increased $301 million, primarily as a result of higher sales of business jets, single-engine aircraft and Caravans. Income increased as a result of the higher sales combined with improved results in the single-engine piston aircraft business.


                                                   1998 TEXTRON ANNUAL REPORT 23

[BAR CHART]

OPERATING INCOME

96   $261      10%
97   $313      20%
98   $338       8%


Bell Helicopter's revenues decreased $137 million, due primarily to the completion in 1997 of the Canadian Forces contract ($180 million), partially offset by higher commercial spares sales ($23 million) and higher revenues to the U.S. Government ($29 million). The higher U.S. Government revenues were due to higher revenues on the V-22 program and the Huey and Cobra upgrade contracts ($140 million), partially offset by lower foreign military sales and lower revenues on other U.S. Government aircraft and spares ($111 million). Bell's income decreased due to the lower revenues and a change in product mix, primarily resulting from lower margins on U.S. Government contracts. This unfavorable impact was partially offset by the benefit on the 609 program from a joint venture with an international partner and a lower level of product development expense in 1998.
     Under the joint venture agreement, Bell has received $100 million in cash and its partner has assumed a significant portion of product development effort for joint venture aircraft. The benefit from the joint venture contribution in the fourth quarter 1998 ($10 million) has been recognized in relation to total projected product development spending. The quarter also benefited by $7 million for development spending that will be reimbursed by the venture partner.

1997 vs. 1996

The Aircraft segment's revenues and income increased $432 million (17%) and $52 million (20%), respectively, due primarily to higher results at Cessna Aircraft.

Bell Helicopter's revenues increased $27 million primarily as a result of higher U.S. Government and commercial aircraft sales ($91 million) and higher revenues on the Huey upgrade contract for the U.S. Marines ($28 million), partially offset by lower revenues on the V-22 program ($80 million) and lower foreign military sales ($23 million). Bell's commercial aircraft sales included the completion of the three-year contract for model 412 helicopters with the Canadian Forces. Its income increased slightly as a result of the higher revenues, partially offset by higher product development expenses primarily related to its new commercial aircraft models.

Cessna Aircraft's revenues increased $405 million as a result of higher sales of business jets, including the Citation X and Bravo. Its income increased as a result of the higher revenues, partially offset by an increased level of expenses due to the introduction and support of new products.


[BAR CHART]
AUTOMOTIVE
REVENUES                           OPERATING INCOME
96   $1,627     6%               96   $146       8%
97   $2,127    31%               97   $150       3%
98   $2,405    13%               98   $179      19%


Automotive
1998 vs. 1997

The Automotive segment's revenues increased $278 million (13%), while income before special charges increased $29 million (19%). The revenue increase was due to higher volume at Kautex associated with capacity expansion in North America and higher sales at the Trim operations, due primarily to increased Chrysler production (which was depressed in 1997 by a strike at Chrysler in the second quarter of 1997) and the contribution from acquisitions. These revenue increases were partially offset by the impact of a strike at General Motors in 1998 and the impact of customer price reductions. The increase in income reflected the above factors and improved performance at Trim.

1997 vs. 1996

The Automotive segment's revenues increased $500 million (31%), primarily as a result of the first quarter 1997 acquisition of Kautex, the third quarter 1997 acquisition of the General Rubber Goods division of Pirelli Tyres, Ltd., and the 1996 acquisitions of Valeo Wiper Systems and the remaining 50% of a joint venture in Born, Netherlands. The benefit of the higher sales from the acquisitions was partially offset by the unfavorable impact of a strike at a Chrysler engine plant in the second quarter 1997 and the timing of replacement business and new model launches. Income approximated last year's level, reflecting the above factors, increased costs related to new model launches and the impact of a restructuring effort which began in the second quarter 1997.


24   1998 TEXTRON ANNUAL REPORT

[BAR CHART]

INDUSTRIAL
REVENUES                      OPERATING INCOME
96   $2,959    18%          96   $300      20%
97   $3,181     8%          97   $346      15%
98   $3,722    17%          98   $410      18%


Industrial
1998 vs. 1997

The Industrial segment's revenues and income before special charges increased $541 million (17%) and $64 million (18%), respectively. These increases reflect the contribution from acquisitions, primarily Ransomes, Ring Screw Works, David Brown, Sukosim and Peiner, and internal growth combined with ongoing margin improvement. Internal growth was driven by higher sales in the Golf and Turf and Fluid & Power Systems businesses. These benefits were partially offset by the divestitures of Speidel in the fourth quarter 1997 and Fuel Systems in the second quarter 1998, the impact of a strike at General Motors on Textron Fastening Systems and a one-month strike at a Textron Turf-Care & Specialty Products plant in 1998. Margins, although slightly higher than last year, were adversely impacted by the lower margins of acquisitions, the divestiture of higher margin businesses and unfavorable contract adjustments related to certain Industrial Component products.

1997 vs. 1996

The Industrial segment's revenues increased $222 million (8%). Income increased $46 million (15%), reflecting higher sales from both acquisitions and organic growth, and improved operating margins, principally in industrial components and fastening systems. The revenue and income increases were due primarily to higher sales in the fastening systems business ($143 million), including the second quarter 1996 acquisition of Textron Industries S.A.S. In addition, results benefited from the 1997 acquisitions of Maag Pump Systems, Maag Italia, S.p.A., and Burkland Holding, Inc., an increase in demand for aerospace components and higher revenues on the sensor fuzed weapon contract, partially offset by the third quarter 1996 divestiture of Textron Aerostructures and lower revenues in marine and land systems products.

[BAR CHART]
FINANCE
REVENUES                      OPERATING INCOME
96   $327       5%          96   $96        9%
97   $350       7%          97   $108      13%
98   $367       5%          98   $113       5%


Finance
1998 vs. 1997

The Finance segment's revenues increased $17 million (5%), as a result of a higher level of average receivables ($3.190 billion in 1998 vs. $3.128 billion in 1997) and an increase in residual, prepayment and portfolio servicing income. Income increased $5 million (5%) as the benefit of the higher revenues and a lower provision for losses was partially offset by higher expenses related to growth in managed receivables and growth in businesses with higher operating expense ratios. Both years included a gain of approximately $3 million on the securitization of Textron-related receivables.

1997 vs. 1996

The Finance Segment's revenues increased $23 million (7%), due to a higher level of average receivables ($3.128 billion in 1997 vs. $3.036 billion in 1996) and increases in other income, due primarily to the securitization of $401 million of Textron-related receivables and increased syndication fee income. Income increased $12 million (13%), due to the higher revenues and a lower provision for loan losses related to the real estate portfolio, partially offset by growth in businesses with higher operating expense ratios.

Special charges

To enhance the competitiveness and profitability of its core businesses, Textron recorded a pretax charge of $87 million in the second quarter 1998 ($54 million after-tax or $0.32 per diluted share). This charge was recorded to cover asset impairments ($28 million), severance costs ($40 million), and other exit-related costs ($9 million) associated with its decision to exit several small, nonstrategic product lines in Automotive and the former Systems and Components divisions which did not meet Textron's return criteria, and to realign certain operations in the Industrial segment. The pretax charges associated with the Automotive and Industrial segments were $25 million and $52 million, respectively, and also included the cost of a litigation settlement of $10 million associated with the Aircraft segment.


                                                1998 TEXTRON ANNUAL REPORT    25

[DISCONTINUED OPERATIONS]
Discontinued Operations

In August 1998, Textron announced that it had reached an agreement to sell Avco Financial Services (AFS) to Associates First Capital Corporation. The sale was completed on January 6, 1999. AFS has been classified as a discontinued operation for all periods.

1998 vs. 1997

Income from discontinued operations of $165 million was $21 million lower than 1997's income from discontinued operations of $186 million. The decrease was due to (a) lower earnings in the U.S. Finance business as a result of an increase in the provision for receivables (receivables increased in 1998 while receivables decreased in 1997) and a decrease in the gain on sales of receivables, (b) lower earnings in Hong Kong due to a weakening economy and (c) the unfavorable impact of foreign exchange rates primarily in Australia and Canada. This unfavorable impact was partially offset by an increase in insurance earnings due to improved loss experience and an increase in capital gains.

1997 vs. 1996

Income from discontinued operations of $186 million was $6 million lower than 1996's income from discontinued operations of $192 million. The decrease reflects first quarter 1996 income of $16 million related to Paul Revere which was disposed of in early 1997. Income from Avco Financial Services increased $10 million reflecting the benefit from the gains on the sale of certain underperforming branches, a higher level of finance receivables outstanding, improved independent insurance operations, and a decrease in the average cost of borrowed funds. These benefits were offset by an increase in the provision for net credit losses, a decrease in the yields on finance receivables, and higher operating expenses related to international expansion and the start-up of centralized sales processing centers in the U.S. and Canada.

[LIQUIDITY & CAPITAL RESOURCES]
The liquidity and capital resources of Textron's (Textron or the Company) operations are best understood by separately considering its independent borrowing groups (Textron Manufacturing and Textron Finance). Textron Manufacturing consists of Textron's manufacturing businesses, whose financial results are a reflection of the ability to manage and finance the development, production and delivery of tangible goods and services. Textron Finance business involves commercial financing activities. Textron Finance's financial results are a reflection of its ability to provide financial services in a competitive marketplace, at the appropriate pricing, while managing the associated financial risks. The fundamental differences between each borrowing group's activities result in different measures used by investors, rating agencies and analysts.

Operating Cash Flows

Textron's financial position continued to be strong at the end of 1998. During 1998, cash flows from operations was the primary source of funds for operating needs and capital expenditures of Textron Manufacturing. Operating activities have generated increased cash flow in each of the past three years. The Statement of Cash Flows for each borrowing group detailing the changes in cash balances are on page 36. Textron Manufacturing's operating cash flow includes dividends received from Textron Finance and from AFS which is a discontinued operation. In addition, 1998 operating cash flow includes $100 million received from a joint venture partner. Beginning in late 1997, the methodology used to determine the amount of dividends to be paid to Textron Manufacturing changed from payments based on a percentage of net income to payments based on Textron Finance maintaining a leverage ratio of 6.5 to 1. Now that Textron's finance operations no longer include consumer finance, this leverage ratio will be re-evaluated in 1999.

Financing

Borrowings have historically been a secondary source of funds for Textron Manufacturing and, along with the collection of finance receivables, are a primary source of funds for Textron Finance. Both Textron Manufacturing and Textron Finance have


26   1998 TEXTRON ANNUAL REPORT
maintained debt levels considered consistent with maintaining investment grade credit ratings. Both Textron Manufacturing and Textron Finance utilize a broad base of financial sources for their respective liquidity and capital requirements. The Company's strong credit ratings from Moody's and Standard & Poor's provide flexibility in obtaining funds on competitive terms. The Company's credit facilities are summarized on page 44. In addition, at the end of 1998, Textron Manufacturing had $311 million available for the issuance of unsecured debt securities under shelf-registration statements with the Securities and Exchange Commission. Textron Finance has a medium-term note facility of which $472 million was available at year-end 1998. The Company believes that both borrowing groups, individually and in the aggregate, have adequate credit facilities and have available access to capital markets to meet their long-term financing needs.

Dispositions

Fuel Systems Textron was sold to Woodward Governor Company for $160 million in cash in June 1998, at a pretax gain of $97 million ($54 million after-tax, or $0.32 per diluted share).
     In August of 1998, Textron announced that it had reached an agreement to sell AFS to Associates First Capital Corporation for $3.9 billion. This transaction closed on January 6, 1999. Net after-tax proceeds will approximate $2.9 billion. Proceeds from the AFS disposition will have a significant short-term impact on Textron's capital structure. Textron assessed the potential incremental benefits that it could earn from investing the AFS proceeds (within the Company's established investment policies) versus the interest cost avoidance from the retirement of borrowings and determined that the latter provided the greatest value to shareholders. Therefore, in early 1999, the Company began to use the proceeds to repay long-term and short-term borrowings of Textron Manufacturing, and Textron Finance commercial paper. Interest rate swaps designated as hedges of retired borrowings were also terminated. Ultimately, proceeds from the AFS disposition will be used to finance share repurchases (including shares purchased in 1998 after the announcement of the sale of AFS) and new acquisitions and borrowings will return to normalized levels.

Uses of Capital

Cash flows from operations and borrowing capacity provide both borrowing groups with the flexibility to actively manage acquisitions, dispositions and internal investments in a changing environment. During the past three years, Textron Manufacturing acquired 24 companies for an aggregate cost of $1.8 billion, including notes issued for approximately $230 million. In addition, approximately $390 million of debt was assumed as a result of these acquisitions. The principal acquisitions in 1998 were the purchase of David Brown Group PLC - a UK-based designer and manufacturer of industrial gears and mechanical and hydraulic transmission systems, Ransomes PLC - a UK-based manufacturer of commercial turf-care machinery, and Ring Screw Works - a Michigan-based supplier of specialty threaded fasteners to the automotive industry.
     Capital spending increased in 1998 by approximately $100 million. This increase was primarily used to expand aircraft and industrial capacity. 1999 capital spending is expected to increase from 1998, as a result of initiatives to increase aircraft and automotive capacity and expanding Fluid & Power capabilities.
     In 1998, Textron repurchased 10.2 million shares of common stock under its Board authorized share repurchase program. Textron's Board of Directors has increased the cash dividend to shareholders by an average annual compound growth rate of 13% since 1992. Textron's Board of Directors raised the dividend per common share to $1.14 in 1998 from $1.00 in 1997. Because 1997 was a 53 week fiscal year for Textron, the 1997 dividend payments amount includes five payments as opposed to 1998 when three payments were paid. Dividend payments to shareholders in 1998 amounted to $143 million, a decrease of $59 million from 1997.

FINANCIAL RISK MANAGEMENT

Interest Rate Risks

Textron's financial results are affected by changes in U.S. and foreign interest rates. As part of managing this risk, the Company enters into interest rate exchange agreements to convert certain variable-rate debt to long-term fixed-rate debt and vice versa. The overall objective of Textron's interest rate risk management is to achieve a prudent


                                                1998 TEXTRON ANNUAL REPORT    27
balance between floating and fixed-rate debt. The Company's mix of fixed and floating rate debt is continuously monitored by management and is adjusted, as necessary, based on evaluation of internal and external factors.
     Prior to 1998, Textron Manufacturing has generally used these agreements to alter the underlying interest rate and effective maturity of certain variable-rate short-term borrowings (and their anticipated replacements) to that of a fixed-rate debt instrument. By doing so, Textron Manufacturing has effectively been able to obtain fixed-rate financing at a lower cost than had fixed-rate debt instruments been issued. In the first quarter of 1998, Textron Manufacturing terminated all of its outstanding fixed-pay interest rate exchange agreements. The amortization of the termination premium increased reported interest expense by $13 million. The difference between the rates Textron Manufacturing received and the rates it paid on interest rate exchange agreements did not significantly impact interest expense in 1998. Reported interest expense was increased by $11 million in 1997 and $12 million in 1996.
     In late 1998, Textron Manufacturing entered into $435 million of variable-pay interest rate exchange agreements. These agreements were designated as hedges of specific long-term fixed-rate debt. In connection with the retirement of external borrowings discussed previously, $479 million of variable-pay swaps were terminated in early 1999.
     Textron Finance's strategy is to match interest-sensitive assets with interest-sensitive liabilities to limit the Company's exposure to changes in interest rates. As part of managing this matching strategy, Textron Finance entered into interest rate exchange agreements. The difference between the variable-rate Textron Finance received and the fixed rate it paid on interest rate exchange agreements increased its reported interest expense by $2 million in 1998; $1 million in 1997 and $3 million in 1996.

Foreign Exchange Risks and Euro Conversion

     Textron's financial results are affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which products are manufactured and/or sold. Textron Manufacturing's primary currency exposures are the German Mark, British Pound, Canadian Dollar and French Franc.
     Textron Manufacturing manages its exposures to foreign currency assets and earnings primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. In addition, as part of managing its foreign currency transaction exposures, Textron enters into foreign currency forward exchange contracts. These contracts are generally used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the functional currency.
     During 1998, the notional amount of outstanding foreign exchange contracts and currency swaps increased from approximately $524 million at the end of 1997 to $1.3 billion. The increase is attributable to international acquisitions that have a high volume of cross-currency transactions, and an increased level of foreign currency financing activity.
     The recent devaluation of the Brazilian Real is expected to have a relatively small impact on Textron because Textron's operations in Brazil are not significant. The functional currency for Textron's Brazilian operations is the Real. However, export sales to Brazil, which generally are denominated in U.S. dollars, may decline in 1999, from 1998 levels.
     Effective January 1, 1999, the European Economic and Monetary Union entered into a three-year transition phase during which a common currency, the "euro" will be introduced in participating countries. The legacy currencies will remain legal tender for cash transactions between January 1, 1999 and January 1, 2002 at which time all legacy currencies will be withdrawn from circulation and the new euro denominated bills and coins will be used for cash transactions. Textron has operations within the eleven participating countries that will be utilizing the euro as their local currency in 1999. Additionally, Textron's operations in other European countries and elsewhere in the world will be conducting business transactions with customers and suppliers that will be denominated in the euro. The euro conversion is not expected to have a material impact on the company's business.


28   1998 TEXTRON ANNUAL REPORT

Quantitative Risk Measures

Textron has used a sensitivity analysis to quantify the market risk inherent in its financial instruments. Financial instruments held by the Company that are subject to market risk (interest rate risk and foreign exchange rate risk) include finance receivables (excluding lease receivables), debt, interest rate exchange agreements, foreign exchange contracts and currency swaps.
     With AFS being treated as a discontinued operation in 1998, the number and complexity of Textron's financial instruments has declined. As a result, Textron has elected to disclose the sensitivity analysis quantitative risk measure as opposed to the value-at-risk measure disclosed in the 1997 Annual Report. The following table illustrates the hypothetical change in the fair value of the Company's financial instruments at year-end assuming a 10% decrease in interest rates and a 10% strengthening in exchange rates against the U.S. dollar. The estimated fair value of the financial instruments were determined by discounted cash flow analysis and by independent investment bankers. See Note 15 for further information on determining fair value of financial instruments. This sensitivity analysis is most likely not indicative of actual results in the future.


                                                                1998                                          1997
------------------------------------------------------------------------------------------------------------------
                                                        Hypothetical                                  Hypothetical
                                Carrying       Fair           Change          Carrying       Fair           Change
(In millions)                      Value      Value    In Fair Value             Value      Value    In Fair Value
------------------------------------------------------------------------------------------------------------------
INTEREST RATE RISK
Textron Manufacturing:
     Debt                         $2,615     $2,706              $27            $1,221     $1,276              $35
     Interest rate
          exchange agreements          -        (11)             (18)                -         10                2
Textron Finance:
     Finance receivables           2,774      2,837               28             2,280      2,334               20
     Debt                          2,829      2,836               12             2,365      2,380                9
     Interest rate
          exchange agreements          -          1                1                 -          -                4
FOREIGN EXCHANGE RATE RISK
Textron Manufacturing:
     Debt                            319        334               33               393        393               39
     Foreign exchange contracts        -          9              (23)                -          4               (9)
     Currency swaps                   14         10               84                (4)        (4)               -
------------------------------------------------------------------------------------------------------------------

OTHER MATTERS

Environmental

As with other industrial enterprises engaged in similar businesses, Textron is involved in a number of remedial actions under various federal and state laws and regulations relating to the environment which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which their hazardous wastes or materials were disposed or released. Expenditures to evaluate and remediate contaminated sites approximated $10 million, $10 million and $12 million in 1998, 1997 and 1996, respectively. Textron currently projects that expenditures for remediation will range between $10 million and $20 million for each of the years 1999 and 2000.
     Textron's accrued estimated environmental liabilities are based on assumptions which are subject to a number of factors and uncertainties. Circumstances which can affect the accruals' reliability and precision include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation, and the time period over which remediation may occur. Textron believes that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on Textron's net income or financial condition. Textron estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years.



                                                1998 TEXTRON ANNUAL REPORT    29

Year 2000 Readiness Disclosure

Introduction

Much of the world's computer hardware and software is not designed to process date information after 1999. This is largely because computer programs have historically used only two digits to identify the year in a date, but problems related to processing of date information also may arise because some software assigns special meaning to certain dates. This Year 2000 problem could, if uncorrected, cause computers and other equipment used and manufactured by Textron and Textron's suppliers and customers to fail to operate properly.

Year 2000 Program

In early 1997, Textron began a company-wide program (the "Program") to assess the possible vulnerability of Textron to the Year 2000 problem and to minimize the effect of the problem on Textron's operations. The Program is centrally directed from the Year 2000 Program Office at Textron's corporate headquarters and is executed at each Textron business unit. The Program addresses five "Major Elements" at the corporate headquarters and each business unit:

     Business Systems: management information systems and personal computer applications, including the computing environments that support them.

     Factory and Facilities Equipment: equipment that uses a computer to control its operation either for producing an end-product or providing services.

     End-Products: software products, delivered either alone or as a component of another product, that are supplied to Textron customers.

     Suppliers: assurance that those who sell goods and services to Textron will not interrupt Textron operations due to the Year 2000 problem.

     Customers: assurance that those who buy goods and services from Textron will not interrupt Textron operations due to the Year 2000 problem.

For each of the Major Elements, the Program measures five "Readiness Levels":

     Level I) Management has become aware of the issue. An inventory is being taken of the items that the Year 2000 problem may affect.

     Level II)      The inventory of Year 2000 items has been completed. The
                    priority of each item is being assessed. Actions are being planned to assure that each item is ready for the Year 2000.
                    Resources are being committed to do the work.

     Level III)     Planning has been completed. The prescribed actions are
                    being performed, including testing to verify that the actions are effective. Suppliers and customers are being surveyed and their progress is being tracked.

     Level IV)      Items critical to operations have been remediated and have been put in normal operation. Surveys of critical suppliers and customers have been completed. Core business systems continue to be tested. Follow-up checking of suppliers and customers is in process. Contingency plans are being prepared. Audits to verify readiness are being performed.
                    Remediation of items that are important to operations, but not critical, is being performed.

     Level V) Systems critical to operations have been tested. Audits and associated corrective actions have been completed. Contingency plans have been completed. Follow-up checking of suppliers and customers has been completed. In all material respects, Textron is ready for Year 2000.

Textron has substantially reached Readiness Level IV. Based on information currently available, Textron estimates that it will achieve full Readiness Level IV by June 30, 1999. Textron estimates that it will substantially reach Readiness Level V by June 30, 1999, and achieve full Readiness Level V by September 30, 1999. Textron intends to have a combination of independent parties and Textron personnel complete an assessment of the implementation of the Program at the corporate headquarters and each business unit by March 31, 1999.


30   1998 TEXTRON ANNUAL REPORT

     The Readiness Level of the Major Elements Items that have been inventoried as of December 1, 1998, is shown in the following table. Major Element inventories are under continuous review, and additional items may be identified in the future. For the Major Elements of "Suppliers" and "Customers" the indicated Readiness Level refers to Textron's progress in reviewing the readiness of customers and suppliers, and not to Textron's assessment of their readiness.


MAJOR ELEMENT                 PERCENT OF IDENTIFIED MAJOR ELEMENT ITEMS AT READINESS LEVEL
                                    II            III             IV               V
------------------------------------------------------------------------------------------
Business Systems                     4%           18%             39%             39%
Factory and Facilities Equipment     3%           15%             40%             42%
End-Products                         0%            1%              1%             98%
Suppliers                            3%           55%             37%              5%
Customers                           20%           52%             12%              1%
------------------------------------------------------------------------------------------

Year 2000 Costs

The total cost of the Year 2000 Program for continuing operations is estimated to be approximately $117 million. Approximately $62 million is for modifications to existing items and other program expenses and $55 million is for replacement systems which have been or are expected to be capitalized in accordance with Company policy. Through December 31, 1998, total expenditures were $79 million. The estimated future cost to complete the Program is expected to be approximately $38 million including approximately $15 million for replacement systems. Funds for the Program are provided from special project appropriations totaling approximately $24 million and from normal operating and capital budgets. The Year 2000 Program has delayed certain other
Textron information management projects. Delay of these projects is not expected to have an adverse impact on Textron.

Risks and Contingency Plans

Year 2000 issues have the potential, if not remediated, to severely disrupt Textron's business operations and to adversely affect Textron's financial condition. The Year 2000 Program is expected to significantly reduce Textron's exposure to these issues, particularly with respect to Textron's Business Systems, Factory and Facilities Equipment, and End-Products. However, it is possible that unanticipated problems may arise in the course of Textron's implementation of the Year 2000 Program. In addition, while monitoring of Year 2000 readiness by Textron's suppliers and customers is a major part of the Year 2000 Program, Textron has very limited ability to ensure Year 2000 readiness by such parties. Textron could also be affected by failure of government agencies, in the U.S. and elsewhere, to maintain governmental services that are essential to Textron's operations. Textron cannot identify all possible worst case Year 2000 scenarios. However, the most reasonably likely worst case scenario would be the inability of third parties, including utilities, to deliver supplies and services that are critical to Textron's operations and that could not quickly be replaced by other suppliers or internally. In such a situation, operations at the affected Textron facilities could be interrupted, with adverse effects on Textron's financial results.
     Textron is developing contingency plans to cover situations in which Year 2000 problems arise despite Textron's efforts. Such plans are expected to be substantially ready by June 30, 1999.
     Forward-looking statements contained in this report relating to Year 2000 issues, including expectations of readiness, possible effects on Textron and similar matters, are subject to the risks described in this section.

Backlog

Textron's commercial backlog was $5.6 billion and $4.1 billion at the end of 1998 and 1997, respectively, and U.S. Government backlog was $2.1 billion at the end of 1998 and $2.2 billion at the end of 1997. Backlog for the Aircraft segment was approximately 78% and 79% of Textron's commercial backlog at the end of 1998 and 1997, respectively, and 73% and 71% of Textron's U.S. Government backlog at the end of 1998 and 1997, respectively.


                                                1998 TEXTRON ANNUAL REPORT    31

Foreign Military Sales

Certain company products are sold through the Department of Defense's Foreign Military Sales Program. In addition, Textron sells directly to select foreign military organizations. Sales under these programs totaled approximately 1.6% of Textron's consolidated revenues in 1998 (0.3% in the case of foreign military sales, and 1.3% in the case of direct sales) and 4.1% in 1997 (0.8% and 3.3%, respectively). Such sales include military and commercial helicopters, armored vehicles, turrets, and spare parts, and in 1998, were made primarily to the countries of Thailand 26%, Venezuela 21%, Taiwan 15%, Colombia 6%, Ecuador 4%, Germany 3%, South Africa 3%, Turkey 3%, Canada 3%, Israel 2%, and Japan 2%. All sales are made in full compliance with all applicable laws and in accordance with Textron's code of conduct.

New Accounting Pronouncements

In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that companies capitalize certain internal-use software once certain criteria are met. This statement is effective for financial statements of fiscal years beginning after December 15, 1998.
     In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 will require all costs of start-up activities, including organization costs, to be expensed as incurred. This statement is effective for financial statements of fiscal years beginning after December 15, 1998.
     In June 1998, the Financial Accounting Standards Board issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133 requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. This statement is effective for fiscal years beginning after June 15, 1999.
     Textron is evaluating the potential impact of these pronouncements on future reporting.

                                    * * * * *

Forward-looking Information: Certain statements in this Report, and other oral and written statements made by Textron from time to time, are forward-looking statements, including those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (a) the extent which Textron is able to successfully integrate acquisitions, (b) changes in worldwide economic and political conditions and associated impact on interest and foreign exchange rates, (c) the occurrence of work stoppages and strikes at key facilities of Textron or Textron's customers or suppliers, (d) the extent to which the Company is able to successfully develop, introduce, and launch new products and enter new markets, (e) the level of government funding for Textron products and (f) Textron's ability to complete Year 2000 conversion without unexpected complications and the ability of its suppliers and customers to successfully modify their own programs. For the Aircraft Segment: (a) the timing of certifications of new aircraft products and (b) the occurrence of a severe downturn in the U.S. economy that discourages businesses from purchasing business jets. For the Automotive Segment: (a) the level of consumer demand for the vehicle models for which Textron supplies parts to automotive original equipment manufacturers ("OEM's") and (b) the ability to offset, through cost reductions, pricing pressure brought by automotive OEM customers. For the Industrial Segment: the ability of Textron Fastening Systems to offset, through cost reductions, pricing pressure brought by automotive OEM customers. For the Finance Segment: (a) the level of sales of Textron products for which TFC offers financing and (b) the ability of TFC to maintain credit quality and control costs when entering new markets.



32   1998 TEXTRON ANNUAL REPORT

REPORT OF         Management is responsible for the integrity and objectivity of
MANAGEMENT        the financial data presented in this Annual Report. The
                  consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based on Management's best estimates and judgments. The independent auditors, Ernst & Young LLP, have audited the consolidated financial statements and have considered the internal control structure to the extent they believed necessary to support their report, which appears below.


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

                  The Audit Committee of our Board of Directors, on behalf of the shareholders, oversees management's financial reporting responsibilities. The Audit Committee, comprised of five directors who are not officers or employees of the Company, meets regularly with the independent auditors, management and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the independent auditors and the internal auditors have free and full access to senior management and the Audit Committee.

                  /s/ Lewis B. Campbell

                  Lewis B. Campbell
                  Chairman and
                  Chief Executive Officer


                  /s/ Stephen L. Key

                  Stephen L. Key
                  Executive Vice President and Chief Financial Officer January 26, 1999

-------------------------------------------------------------------------------

REPORT OF         To the Board of Directors and Shareholders
INDEPENDENT       Textron Inc.
AUDITORS

                  We have audited the accompanying consolidated balance sheets of Textron Inc. as of January 2, 1999 and January 3, 1998, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Inc. at January 2, 1999 and January 3, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.

                  /s/ Ernst & Young LLP

                  Boston, Massachusetts
                  January 26, 1999




                                                1998 Textron Annual Report    33

CONSOLIDATED STATEMENT OF INCOME

For each of the three years in the period ended January 2, 1999

(In millions except per share amounts)

                                                                                                1998            1997          1996
                                                                                                -----------------------------------
  TEXTRON MANUFACTURING
  Revenues                                                                                      $9,316         $8,333         7,179
  COSTS AND EXPENSES
  Cost of sales                                                                                  7,572          6,836         5,837
  Selling and administrative                                                                       944            828           750
  Gain on sale of division                                                                         (97)           -              -
  Special charges                                                                                   87            -              -
  Interest                                                                                         160            129           148
  ---------------------------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                                                     8,666          7,793         6,735
  ---------------------------------------------------------------------------------------------------------------------------------
  Manufacturing income                                                                             650            540           444
  ---------------------------------------------------------------------------------------------------------------------------------
  TEXTRON FINANCE
  Revenues                                                                                         367            350           327
  COSTS AND EXPENSES
  Selling and administrative                                                                        79             66            58
  Interest                                                                                         155            153           147
  Provision for losses on collection of finance receivables                                         20             23            26
  ----------------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                                      254            242           231
  ----------------------------------------------------------------------------------------------------------------------------------
  Finance income                                                                                   113            108            96
  ---------------------------------------------------------------------------------------------------------------------------------
  TOTAL COMPANY
  Income from continuing operations before income taxes and distributions
    on preferred securities of subsidiary trust                                                    763            648           540
  Income taxes                                                                                    (294)          (250)         (211)
  Distributions on preferred securities of subsidiary trust, net of income taxes                   (26)           (26)          (23)
  ----------------------------------------------------------------------------------------------------------------------------------
  Income from continuing operations                                                                443            372           306
  Discontinued operations, net of income taxes:
    Income from operations                                                                         165            186           192
    Loss on disposal                                                                                -              -           (245)
  ----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   165            186           (53)
  ----------------------------------------------------------------------------------------------------------------------------------
  NET INCOME                                                                                    $  608         $  558        $  253
  ==================================================================================================================================
  PER COMMON SHARE:
  BASIC:
    INCOME FROM CONTINUING OPERATIONS                                                          $  2.74         $ 2.25        $ 1.82
    Discontinued operations                                                                       1.03           1.13          (.31)
  ----------------------------------------------------------------------------------------------------------------------------------
  NET INCOME                                                                                   $  3.77        $  3.38        $ 1.51
  ==================================================================================================================================
  DILUTED:
    INCOME FROM CONTINUING OPERATIONS                                                          $  2.68        $  2.19        $ 1.78
    Discontinued operations                                                                       1.00           1.10          (.31)
  ----------------------------------------------------------------------------------------------------------------------------------
  NET INCOME                                                                                   $  3.68        $ 3.29         $ 1.47
  ==================================================================================================================================

  See notes to the consolidated financial statements.


34   1998 TEXTRON ANNUAL REPORT

Balance Sheet


As of January 2, 1999 and January 3, 1998

(Dollars in millions)                                                                                             1998         1997
                                                                                                            -----------------------
ASSETS
TEXTRON MANUFACTURING
Cash                                                                                                          $    31            30
Commercial and U.S. government receivables - net                                                                1,160           920
Inventories                                                                                                     1,640         1,349
Investment in discontinued operations                                                                           1,176         1,214
Other current assets                                                                                              348           185
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                                                                      4,355         3,698
-----------------------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment - net                                                                          2,185         1,761
Goodwill - net                                                                                                2,119         1,567
Other assets                                                                                                  1,277         1,126
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL TEXTRON MANUFACTURING ASSETS                                                                        9,936         8,152
-----------------------------------------------------------------------------------------------------------------------------------

TEXTRON FINANCE
Cash                                                                                                             22            13
Finance receivables - net                                                                                     3,528         2,992
Other assets                                                                                                    235           173
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL TEXTRON FINANCE ASSETS                                                                              3,785         3,178
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                                                            $13,721       $11,330
===================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
TEXTRON MANUFACTURING
Current portion of long-term debt and short-term debt                                                       $ 1,735       $   476
Accounts payable                                                                                              1,010           812
Accrued liabilities                                                                                           1,174           853
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                                                                                 3,919         2,141
-----------------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefits other than pensions                                                             762           766
Other liabilities                                                                                             1,367         1,195
Long-term debt                                                                                                  880           745
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL TEXTRON MANUFACTURING LIABILITIES                                                                   6,928         4,847
-----------------------------------------------------------------------------------------------------------------------------------

TEXTRON FINANCE
Other liabilities                                                                                               162            88
Deferred income taxes                                                                                           322           319
Debt                                                                                                          2,829         2,365
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL TEXTRON FINANCE LIABILITIES                                                                         3,313         2,772
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES                                                                                        10,241         7,619
-----------------------------------------------------------------------------------------------------------------------------------
TEXTRON - OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST
  HOLDING SOLELY TEXTRON JUNIOR SUBORDINATED DEBT SECURITIES                                                      483           483
  SHAREHOLDERS' EQUITY
Capital stock:
Preferred stock:
  $2.08 Cumulative Convertible Preferred Stock, Series A (liquidation value - $12)                                  6             6
  $1.40 Convertible Preferred Dividend Stock, Series B (preferred only as to dividends)                             7             7
  Common stock (193,277,000 and 190,689,000 shares issued)                                                        24            24
Capital surplus                                                                                                   931           830
Retained earnings                                                                                               3,786         3,362
Accumulated other comprehensive income (loss)                                                                     (96)          (62)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                4,658         4,167
   Less cost of treasury shares                                                                                 1,661           939
-----------------------------------------------------------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                                                                                   2,997         3,228
-----------------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                                 $13,721       $11,330
===================================================================================================================================

  See notes to the consolidated financial statements.                                       1998 TEXTRON ANNUAL REPORT           35


      STATEMENT OF CASH FLOWS

For each of the three years in the period
ended January 2, 1999                                        Consolidated           TEXTRON MANUFACTURING*     TEXTRON FINANCE
(In millions)                                           ------------------------------------------------------------------------
                                                        1998     1997     1996       1998    1997  1996     1998    1997    1996
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations                       $443      $372      $306     $443    $372   $306     $70     $68     $58
Adjustments to reconcile income from continuing
 operations to net cash provided by operating
 activities:
    Earnings of Textron Finance (greater than)
      less than distributions                             --        --        --       (8)      6    (30)      --      --      --
    Dividends received from discontinued
      operations                                         187       108        95      187     108     95       --      --      --
    Depreciation                                         292       254       213      282     243    202       10      11      11
    Amortization                                          69        56        54       66      56     54        3      --      --
    Provision for losses on receivables                   21        25        29        1       2      3       20      23      26
    Gain on sale of division,
      net of income taxes                                (54)       --        --      (54)     --     --       --      --      --
    Special charges                                       87        --        --       87      --     --       --      --      --
    Deferred income taxes                                (16)       68        15      (18)     61      6        2       7       9
    Changes in assets and liabilities
      excluding those related to acquisitions
      and divestitures:
        Decrease (increase) in commercial and
          U.S. government receivables                   (116)       44       (33)    (116)     44    (33)      --      --      --
        (Increase) in inventories                       (157)      (89)      (33)    (157)    (89)   (33)      --      --      --
        Decrease (increase) in other assets             (111)      (67)     (110)    (130)    (54)  (123)       8      (1)      4
        Increase (decrease) in accounts payable           46        74        62       21      70     66       37     (12)      3
        Increase (decrease) in accrued liabilities       262      (103)       74      245     (99)    70       17      (4)      2
    Other - net                                            8         1       (16)      18       8     (7)     (10)     (7)     (8)
---------------------------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES            961       743       656      867     728    576      157      85     105
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments                                  --        --        (5)      --      --     (5)      --      --      --
Proceeds from disposition of investments                  --       251         6       --     251      6       --      --      --
Finance receivables:
  Originated or purchased                             (4,069)   (2,712)   (2,287)      --      --     --   (4,069) (2,712) (2,287)
  Repaid or sold                                       3,459     2,441     2,088       --      --     --    3,459   2,444   2,091
  Proceeds on sales of securitized assets                260       373        --       --      --     --      260     373      --
Cash used in acquisitions                               (956)     (364)     (216)    (753)   (364)  (216)    (203)     --      --
Cash flows related to disposition of businesses          117       549       180      117     549    180       --      --      --
Capital expenditures                                    (475)     (374)     (312)    (462)   (366)  (309)     (13)     (8)     (3)
Other investing activities - net                          22        48        24       37      35     28      (16)     14      (3)
----------------------------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES  (1,642)      212      (522)  (1,061)    105   (316)    (582)    111    (202)
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term debt                 1,571      (425)      (85)   1,220    (484)   (90)     351      59       5
Proceeds from issuance of long-term debt                 438       401       345        8     201     --      430     200     345
Principal payments on long-term debt                    (534)     (427)     (499)    (190)    (52)  (279)    (344)   (375)   (220)
Issuance of Textron - obligated mandatorily
  redeemable preferred securities of subsidiary
  trust holding solely Textron junior
  subordinated debt securities                            --        --       483       --      --    483       --      --      --
Proceeds from exercise of stock options                   71        38        42       71      38     42       --      --      --
Purchases of Textron common stock                       (712)     (299)     (266)    (712)   (299)  (266)      --      --      --
Purchases of Textron common stock from Paul Revere        --       (29)      (34)      --     (29)   (34)      --      --      --
Dividends paid                                          (143)     (202)     (148)    (143)   (202)  (148)      --      --      --
Dividends paid to Textron Manufacturing                   --        --        --       --      --     --      (62)    (74)    (29)
Capital contributions to Textron Finance                  --        --        --      (59)     --     --       59      --      --
----------------------------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES     691      (943)     (162)     195    (827)  (292)     434    (190)    101
----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                           10        12       (28)       1       6    (32)       9       6       4
Cash at beginning of year                                 43        31        59       30      24     56       13       7       3
----------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                      $53       $43       $31      $31     $30    $24      $22     $13      $7
==================================================================================================================================
SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest                  $345      $293      $289     $192    $140   $140     $153    $153    $149
Cash paid during the year for income taxes               260       156       167      230     112    142       30      44      25
==================================================================================================================================

* "Textron Manufacturing" income from continuing operations includes income from all entities of Textron (primarily manufacturing) other than its commercial finance subsidiary (TFC) and the pretax income from "Textron Finance." Textron Finance consists of Textron's wholly-owned commercial finance subsidiary, TFC. All significant transactions between Textron Manufacturing and Textron Finance have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

36      1998 TEXTRON ANNUAL REPORT

Electronic copy intentionally left blank.

                                              1998 TEXTRON ANNUAL REPORT     37

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For each of the three years in the period ended January 2, 1999

                                                                Shares outstanding*                         Dollars
                                                                  (In thousands)                         (In millions)
                                                        --------------------------------------------------------------------------
                                                          1998          1997        1996        1998          1997         1996
----------------------------------------------------------------------------------------------------------------------------------
$2.08 PREFERRED STOCK
Beginning balance                                            201         243         267        $   6        $    7       $     8
Conversion to common stock                                   (23)        (42)        (24)           -            (1)           (1)
----------------------------------------------------------------------------------------------------------------------------------
Ending balance                                               178         201         243        $   6        $    6       $     7
==================================================================================================================================
$1.40 PREFERRED STOCK
Beginning balance                                             92         107         118        $   7        $    7       $     7
Conversion to common stock                                    (6)        (15)        (11)           -             -             -
----------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                86          92         107        $   7        $    7       $     7
==================================================================================================================================
COMMON STOCK
Beginning balance                                        162,343      82,809       84,935       $   24       $   12       $    12
Purchases                                                (10,189)     (4,121)      (3,193)           -            -             -
Stock dividend declared                                        -       82,397           -            -           12             -
Conversion of preferred stock to
  common stock                                               123         166           71            -            -             -
Exercise of stock options                                  2,465       1,066          923            -            -             -
Other issuances of common stock                                -          26           73            -            -             -
----------------------------------------------------------------------------------------------------------------------------------
Ending balance                                           154,742     162,343       82,809       $   24       $   24       $    12
==================================================================================================================================
CAPITAL SURPLUS
Beginning balance                                                                               $  830       $  793       $   750
Conversion of preferred stock to common stock                                                        1            1             1
Exercise of stock options and other issuances                                                      100           48            48
Stock dividend declared                                                                              -          (12)            -
Purchases of common stock                                                                            -            -            (6)
----------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                                  $  931       $  830       $   793
----------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Beginning balance                                                                               $3,362       $2,969       $ 2,864
Net income                                                                                         608          558           253
Dividends declared:
  Preferred stock                                                                                   (1)          (1)           (1)
  Common stock (per share: $1.14 in 1998;
    $1.00 in 1997; and $.88 in 1996)                                                              (183)        (164)         (147)
----------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                                  $3,786       $3,362       $ 2,969
==================================================================================================================================
TREASURY STOCK
Beginning balance                                                                               $  939       $  612       $   358
Purchases of common stock                                                                          722          328           259
Issuance of common stock                                                                             -           (1)           (5)
----------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                                  $1,661      $   939       $   612
==================================================================================================================================
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Beginning balance                                                                               $  (62)     $     7       $   129
Currency translation adjustment                                                                    (33)         (73)           35
Securities valuation adjustment                                                                      -            4          (155)
Pension liability adjustment                                                                        (1)           -            (2)
Other comprehensive income (loss)                                                                  (34)         (69)         (122)
----------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                                  $  (96)     $   (62)      $     7
----------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME
Net income                                                                                      $  608      $   558       $   253
Other comprehensive income (loss)                                                                  (34)         (69)         (122)
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                            $  574      $   489       $   131
==================================================================================================================================


*Shares issued at the end of 1998, 1997, 1996, and 1995 were as follows (in thousands): $2.08 Preferred - 247; 270; 312; and 336 shares, respectively; $1.40 Preferred - 573; 579; 594; and 604 shares, respectively; Common - 193,277; 190,689; 94,456; and 93,462 shares, respectively.


See notes to consolidated financial statements.

38       1998 TEXTRON ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FINANCIAL               SUMMARY oF SIGNIFICANT ACCOUNTING POLICIES
   STATEMENT
   PRESENTATION            SIGNIFICANT ACCOUNTING POLICIES APPEAR IN CAPITAL
                           LETTERS AS AN INTEGRAL PART OF THE NOTES TO THE
                           FINANCIAL STATEMENTS TO WHICH THE POLICIES RELATE.

                           Nature of Operations and Principles of Consolidation

                           Textron is a global multi-industry company with manufacturing and finance operations. Its principal markets (listed within segments in order of the amount of 1998 revenues) and the major locations of such markets are as follows:

                           Segment          Principal markets                                                   Major locations
                           =========================================================================================================
                           Aircraft         * Business jets                                                     * North America
                                            * Commercial and military helicopters                               * Asia/Pacific
                                            * General aviation                                                  * South America
                                            * Overnight express package carriers                                * Western Europe
                                            * Commuter airlines, relief flights, tourism, and freight
                           ---------------------------------------------------------------------------------------------------------
                           Automotive       * Automotive original equipment manufacturers and their suppliers   * North America
                                                                                                                * Western Europe
                           ---------------------------------------------------------------------------------------------------------
                           Industrial       * Fastening systems:  automotive, electronics, aerospace,           * North America
                                              other OEMs, distributors, and consumers                           * Western Europe
                                            * Golf and turf-care products: golf courses, resort communities,    * Asia/Pacific
                                              and commercial and industrial users                               * South America
                                            * Industrial components:  commercial aerospace and defense
                                            * Fluid and power systems: original equipment manufacturers, distributors, and end-users of a wide variety of products
                           ---------------------------------------------------------------------------------------------------------
                           Finance          * Commercial loans and leases                                       * North America
                           ---------------------------------------------------------------------------------------------------------

                               The consolidated financial statements include the
                           accounts of Textron and all of its majority- and wholly-owned subsidiaries. All significant intercompany transactions are eliminated. Paul Revere is reflected as a discontinued operation for 1996 and Avco Financial Services is reflected as a discontinued operation for all periods presented.

                               Textron consists of two borrowing groups -
                           Textron Parent Company Borrowing Group (Textron Manufacturing) and Textron's finance subsidiary (Textron Finance). Textron Manufacturing consists of all entities of Textron (primarily manufacturing) other than its wholly-owned commercial finance subsidiary. Textron Finance consists of Textron Financial Corporation (TFC).

                               The preparation of these financial statements in
                           conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect these statements and accompanying notes. Some of the more significant estimates include inventory valuation, residual values of leased assets, allowance for losses on finance receivables, product liability, workers compensation, environmental, and warranty reserves, and amounts reported under long-term contracts. Management's estimates are based on the facts and circumstances available at the time estimates are made, past historical experience, risk of loss, general economic conditions and trends, and management's assessments of the probable future outcome of these matters. Consequently, actual results could differ from such estimates.

 2.ACQUISITIONS AND        Acquisitions
   DISPOSITIONS
                           During 1998, Textron acquired the following companies: (a) Ransomes PLC - a UK-based manufacturer of commercial turf-care machinery; (b) Sukosim - a German-based fastener manufacturer, (c) Peiner - a
                           German-based fastener company; (d) Ring Screw Works - a Michigan-based supplier of specialty threaded fasteners to the automotive industry; (e) Datacom
                           Technologies - a Washington-based manufacturer of cable test instruments, (f) Midland Industrial
                           Plastics - a UK-based manufacturer of automotive interior and exterior trim, (g) David Brown Group PLC
                           - a UK-based designer and manufacturer of industrial gears and mechanical and hydraulic transmission systems, (h) Systran - an Oregon factoring company and (i) Business Leasing Group, a division of NationsCredit Commercial Corporation, specializing in vendor finance. The total cost of these acquisitions was approximately $1.1 billion, including notes issued for approximately $160 million. In addition, approximately $190 million of debt was assumed as a result of these acquisitions.

                                          1998 TEXTRON ANNUAL REPORT          39

                               In 1997, Textron acquired Germany-based Kautex
                           Group, a worldwide supplier of blow-molded plastic fuel tanks and other automotive components and systems for approximately $350 million, which includes the assumption of debt. In addition, Textron acquired Brazil-based Brazaco Mapri Industrias, S.A.S., South America's leading maker of fasteners for a purchase price of $70 million paid in the first quarter of 1998. Smaller acquisitions made in 1997 aggregated approximately $70 million.

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

                           Dispositions

                           On August 11, 1998, Textron announced that it had reached an agreement to sell Avco Financial Services
                           (AFS) to Associates First Capital Corporation for $3.9 billion in cash. The sale was completed on January 6, 1999. Net after-tax proceeds will approximate $2.9 billion. Textron has restated its financial statements as presented herein to treat AFS as a discontinued operation.

                                The operating results of AFS are summarized
                           below:

                           For Each of The Three Years Ended December 31,
                           (In millions)                1998     1997      1996
                           -----------------------------------------------------
                           Revenues                   $1,866   $1,851    $1,758
                           Costs and expenses          1,600    1,550     1,471
                           -----------------------------------------------------
                           Income before taxes           266      301       287
                           Income taxes                 (101)    (115)     (112)
                           -----------------------------------------------------
                           Net income                 $  165   $  186    $  175
                           =====================================================

                             Presented below is a summary of AFS' financial
                                position at December 31, 1998 and 1997:

                           (In millions)                       1998        1997
                           -----------------------------------------------------
                           ASSETS
                           Investments                        $  914     $  844
                           Finance receivables - net           7,678      7,234
                           Other assets                          706        654
                           -----------------------------------------------------
                           Total assets                       $9,298     $8,732
                           =====================================================
                           LIABILITIES
                           Accounts payable                   $  129     $  123
                           Other liabilities                     418        485
                           Debt                                7,575      6,910
                           -----------------------------------------------------
                           Total liabilities                   8,122      7,518
                           -----------------------------------------------------
                           Equity:
                             Common stock                          1          1
                             Capital surplus                     763        747
                             Retained earnings                   478        509
                             Other                               (66)       (43)
                           -----------------------------------------------------
                           Total equity                        1,176      1,214
                           -----------------------------------------------------
                           Total liabilities and equity       $9,298     $8,732
                           =====================================================

                               Fuel Systems Textron was sold to Woodward
                           Governor Company for $160 million in cash in June 1998, at a pretax gain of $97 million ($54 million after-tax). In 1997, Textron completed the sale of its 83.3% owned subsidiary, the Paul Revere Corporation to Provident Companies, Inc. Net proceeds to Textron after adjustments and contingent payments were approximately $800 million (which included the value of shares of Provident common stock subsequently sold for $245 million). In 1996, Textron sold, for no gain or loss, its Aerostructures division for $180 million in cash plus a subordinated note.

40       1998 TEXTRON ANNUAL REPORT

3.FINANCE
  RECEIVABLES                   INTEREST INCOME IS RECOGNIZED IN REVENUES USING
                           THE INTEREST METHOD. DIRECT LOAN ORIGINATION COSTS AND FEES RECEIVED ARE DEFERRED AND AMORTIZED OVER THE LOANS' CONTRACTUAL LIVES. THE ACCRUAL OF INTEREST INCOME IS SUSPENDED FOR ACCOUNTS WHICH ARE CONTRACTUALLY DELINQUENT BY MORE THAN THREE MONTHS. ACCRUAL OF INTEREST ON COMMERCIAL LOANS RESUMES AND SUSPENDED INTEREST INCOME IS RECOGNIZED WHEN LOANS BECOME CONTRACTUALLY CURRENT.

                                FINANCE RECEIVABLES ARE WRITTEN-OFF WHEN THEY
                           ARE DETERMINED TO BE UNCOLLECTIBLE. FINANCE
                           RECEIVABLES ARE WRITTEN DOWN TO THE FAIR VALUE OF THE RELATED COLLATERAL (LESS ESTIMATED COSTS TO SELL) WHEN THE COLLATERAL IS REPOSSESSED OR WHEN NO PAYMENT HAS BEEN RECEIVED FOR SIX MONTHS, UNLESS MANAGEMENT DEEMS THE LOANS COLLECTIBLE. FORECLOSED REAL ESTATE LOANS AND REPOSSESSED ASSETS ARE TRANSFERRED FROM FINANCE RECEIVABLES TO OTHER ASSETS AT THE LOWER OF FAIR VALUE (LESS ESTIMATED COSTS TO SELL) OR THE OUTSTANDING LOAN BALANCE.

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

                                Commercial installment contracts have
                           initial terms ranging from one to 12 years.
                           Commercial real estate abd golf course mortgages have initial terms ranging from three to seven years. Finance leases have initial terms up to 12 years. Leveraged leases have initial terms up to approximately 30 years. Floorplan and revolving receivables generally mature within one year. At the end of 1998 and 1997, Textron had nonaccrual loans and leases totaling $70 million and $86 million, respectively. Approximately, $46 million and $64 million of these respective amounts were considered impaired, which excludes finance leases and homogeneous loan portfolios. The allowance for losses on receivables related to impaired loans was $15 million and $14 million at the end of 1998 and 1997. The average recorded investment in impaired loans during 1998 and 1997 were $51 million and $68 million, respectively. The percentage of net write-offs to average finance receivables was 0.5% in 1998, 0.6% in 1997 and 0.9% in 1996.

                                The following table displays the contractual
                           maturity of the finance receivables. It does not necessarily reflect future cash collections because of various factors including the refinancing of receivables and repayments prior to maturity. Cash collections from receivables, excluding finance charges, were $3.5 billion and $2.3 billion in 1998 and 1997, respectively. In the same periods, the ratio of cash collections to average net receivables was approximately 108% and 76%, respectively.

                                                                                       FINANCE RECEIVABLES
                                                          CONTRACTUAL MATURITIES LESS      OUTSTANDING
                                                          ----------------------FINANCE-------------------
                           (In millions)                  1999  2000 After 2000 CHARGES  1998      1997
                           -----------------------------------------------------------------------------
                           Installment contracts       $  375   $272    $894    $202    $1,339    $1,141
                           Floorplan receivables          437    105      31       1       572       409
                           Revolving loans                378     21     161       4       556       452
                           Finance leases                 134    119     264      93       424       392
                           Real estate and golf course
                           mortgages                       42     66     269       2       375       345
                           Leveraged leases                18     25     586     283       346       330
                           ------------------------------------------------------------------------------
                                                       $1,384   $608  $2,205    $585     3,612     3,069
                           =============================================================================
                           Less allowance for credit losses                                 84        77
                                                                                        -----------------
                                                                                        $3,528    $2,992
                           =============================================================================
                             The net investment in finance leases and leveraged leases were as follows:

                           (In millions)                                                  1998      1997
                           Finance and leveraged lease receivables                       $ 590     $ 537
                           Estimated residual values on equipment and assets               559       556
                           ------------------------------------------------------------------------------
                                                                                         1,149     1,093
                           ------------------------------------------------------------------------------
                           Unearned income                                                (379)     (371)
                           ------------------------------------------------------------------------------
                           Investment in leases                                            770       722
                           ------------------------------------------------------------------------------
                           Deferred income taxes arising from leveraged leases            (256)     (256)
                           ------------------------------------------------------------------------------
                           Net investment in leases                                      $ 514     $ 466
                           =============================================================================

                                        1998 TEXTRON ANNUAL REPORT            41

                         The activity in the allowance for losses on finance
                    receivables is as follows:

                    (In millions)                                1998          1997          1996
                    -----------------------------------------------------------------------------
                    Balance at the beginning of the year         $77           $75            $75
                    Provision for losses                          18            21             27
                    Charge-offs                                  (21)          (25)           (30)
                    Recoveries                                     5             6              3
                    Acquisitions                                   5             -              -
                    -----------------------------------------------------------------------------
                    Balance at the end of the year               $84           $77            $75
                    =============================================================================


                         Textron had both fixed-rate and variable-rate loan
                    commitments totaling $432 million at year-end 1998 . Because interest rates on these commitments are not set until the loans are funded, Textron is not exposed to interest rate changes.

                         A portion of TFC's business involves financing the sale
                    and lease of Textron products. In 1998, 1997, and 1996 , TFC paid Textron $980 million, $736 million, and $663 million, respectively, for receivables and operating lease equipment. Operating agreements with Textron specify that TFC generally has recourse to Textron with respect to these purchases. At year-end 1998, finance receivables and operating lease equipment of $540 million and $77 million, respectively, ($519 million and $77 million, respectively, at year-end
                    1997) were due from Textron or subject to recourse to Textron.

                         Textron Finance manages finance receivables for a
                    variety of investors, participants and third party portfolio owners. The total managed finance receivable portfolio, including owned finance receivables, was $4,509 million and $3,829 million, respectively for 1998 and 1997.

                         Textron Finance's finance receivables are diversified
                    geographically across the United States. There are no significant industry or collateral concentrations at the end of 1998.

4.   INVENTORIES    INVENTORIES ARE CARRIED AT THE LOWER OF COST OR MARKET.


                                                                       JANUARY 2,        January 3,
                    (In millions)                                         1999           1998
                    -----------------------------------------------------------------------------
                    Finished goods                                        $  483          $  454
                    Work in process                                          878             675
                    Raw materials                                            454             366
                                                                          ------          ------
                                                                           1,815           1,495
                    Less progress payments and customer deposits             175             146
                                                                          ------          ------
                                                                          $1,640          $1,349
                    ============================================================================

                         Inventories aggregating $1,008 million at year-end 1998
                    and $894 million at year-end 1997 were valued by the last-in, first-out (LIFO) method. (Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $170 million and $159 million higher at those respective dates.) The remaining inventories, other than those related to certain long-term contracts, are valued generally by the first-in, first-out method.

                         Inventories related to long-term contracts, net of
                    progress payments and customer deposits, were $178 million at year-end 1998 and $147 million at year-end 1997.


5.   LONG-TERM      Long-term Contracts
     CONTRACTS
                    REVENUES UNDER FIXED-PRICE CONTRACTS ARE GENERALLY RECORDED
                    AS DELIVERIES ARE MADE. CERTAIN LONG-TERM FIXED-PRICE
                    CONTRACTS PROVIDE FOR THE PERIODIC DELIVERY AFTER A LENGTHY
                    PERIOD OF TIME OVER WHICH SIGNIFICANT COSTS ARE INCURRED OR
                    REQUIRE A SIGNIFICANT AMOUNT OF DEVELOPMENT EFFORT IN
                    RELATION TO TOTAL CONTRACT VOLUME. REVENUES UNDER THOSE
                    CONTRACTS AND ALL COST-REIMBURSEMENT-TYPE CONTRACTS ARE
                    RECORDED AS COSTS ARE INCURRED. REVENUES UNDER THE V-22
                    PRODUCTION CONTRACT WITH THE U.S. GOVERNMENT, WHICH
                    PRESENTLY IS A COST-REIMBURSEMENT-TYPE CONTRACT, ARE
                    RECORDED AS COSTS ARE INCURRED.

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

42   1998 TEXTRON ANNUAL REPORT

                         Long-term contract receivables at year-end 1998 and
                    year-end 1997 totaled $166 million and $146 million, respectively. This includes $102 million and $111 million, respectively, of unbilled costs and accrued profits that had not yet met the contractual billing criteria. Long-term contract receivables do not include significant amounts (a) billed but unpaid due to contractual retainage provisions or
                    (b) subject to collection uncertainty.

6.   LONG-TERM      THE COST OF PROPERTY, PLANT, AND EQUIPMENT IS DEPRECIATED
     ASSETS         BASED ON THE ASSETS' ESTIMATED USEFUL LIVES.


                                                                JANUARY 2,           January 3,
                    (In millions)                                  1999                 1998
                    -----------------------------------------------------------------------------
                    At cost:
                    Land and buildings                           $  942                $  808
                    Machinery and equipment                       3,150                 2,647
                    -----------------------------------------------------------------------------
                                                                  4,092                 3,455
                    Less accumulated depreciation                 1,887                 1,685
                    -----------------------------------------------------------------------------
                                                                 $2,205                $1,770
                    =============================================================================

                    GOODWILL IS AMORTIZED ON THE STRAIGHT-LINE METHOD OVER 20 TO 40 YEARS. Accumulated amortization of goodwill totaled $388 million at January 2, 1999 and $329 million at January 3, 1998.

                         GOODWILL IS PERIODICALLY REVIEWED FOR IMPAIRMENT BY
                    COMPARING THE CARRYING AMOUNT TO THE ESTIMATED FUTURE UNDISCOUNTED CASH FLOWS OF THE BUSINESSES ACQUIRED. IF THIS REVIEW INDICATES THAT GOODWILL IS NOT RECOVERABLE, THE CARRYING AMOUNT WOULD BE REDUCED TO FAIR VALUE.

                    Customer engineering and tooling project costs for which customer reimbursement is anticipated are capitalized and classified in other assets.

7.   DEBT AND       At the end of 1998 and 1997, debt consisted of the
     CREDIT         following:
     FACILITIES

                                                                                            JANUARY 2,          January 3,
                    (In millions)                                                              1999               1998
                    ------------------------------------------------------------------------------------------------------
                    TEXTRON MANUFACTURING:
                    Short-term debt:
                    Borrowings under or supported by long-term credit facilities*             $1,671              $  375
                    Current portion of long-term debt                                             64                 101
                    ------------------------------------------------------------------------------------------------------
                         Total short-term debt                                                 1,735                 476
                    ------------------------------------------------------------------------------------------------------
                    Long-term senior debt:
                    Medium-term notes due 1999-2011 (average rate - 9.54%)                       230                 230
                    8.75% due 2022                                                               200                 200
                    6.63% due 2007                                                               200                 200
                    Other long-term debt (average rate 7.53%)                                    314                 216
                    ------------------------------------------------------------------------------------------------------
                                                                                                 944                 846
                    ------------------------------------------------------------------------------------------------------
                    Current portion of long-term debt                                            (64)               (101)
                    ------------------------------------------------------------------------------------------------------
                         Total long-term debt                                                    880                 745
                    ------------------------------------------------------------------------------------------------------
                         Total Textron Manufacturing                                           2,615               1,221
                    ------------------------------------------------------------------------------------------------------

                    TEXTRON FINANCE:
                    Senior:
                    Borrowings under or supported by credit facilities**                       1,425               1,074
                    6.76% average rate debt; due 1999 to 2001                                    472                 392
                    5.79% average rate variable notes; due 1999 to 2001                          932                 899
                    ------------------------------------------------------------------------------------------------------
                         Total Textron Finance                                                 2,829               2,365
                    ------------------------------------------------------------------------------------------------------
                         Total debt                                                           $5,444              $3,586
                    ======================================================================================================



                     *The weighted average interest rates on these borrowings,
                      before the effect of interest rate exchange agreements, were 5.8%, 4.8%, and 5.0% at year-end 1998, 1997, and
                      1996, respectively. Comparable rates during the years 1998, 1997, and 1996 were 5.4%, 4.8%, and 5.0%, respectively.

                    **The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 6.3%, 6.1%, and 5.7% at year-end 1998, 1997, and
                      1996, respectively. Comparable rates during the years 1998, 1997, and 1996 were 5.8%, 5.8%, 5.7%, respectively.

                                                   1998 TEXTRON ANNUAL REPORT 43

                         The following table shows required payments during the
                    next five years on debt outstanding at the end of 1998. The payments schedule excludes amounts that may become payable under credit facilities and revolving credit agreements.


(In millions)                       1999         2000         2001        2002         2003
-------------------------------------------------------------------------------------------
Textron Manufacturing               $ 64         $ 82         $155         $32         $ 39
Textron Finance                      559          507          338          --           --
-------------------------------------------------------------------------------------------
                                    $623         $589         $493         $32         $ 39
===========================================================================================


                         Textron Manufacturing maintains credit facilities with
                    various banks for both short- and long-term borrowings. At year-end, Textron Manufacturing had (a) a $1.0 billion domestic credit agreement with 24 banks available on a fully revolving basis until April 1, 2003, (b) $500 million credit agreement with the same banks (terminated in January 1999),
                    (c) $990 million credit agreement with six banks (terminated in January 1999), (d) $105 million in multi-currency credit agreements with three banks available through December 29, 2002 and (e) $160 million in other credit facilities available with various banks. At year-end 1998, $1.1 billion of the credit facilities was not used or reserved as support for commercial paper or bank borrowings.

                         Textron Finance has lines of credit with various banks
                    aggregating $1.2 billion at year-end 1998, of which $114 million was not used or reserved as support for commercial paper or bank borrowings. Lending agreements limit Textron Finance's net assets available for cash dividends and other payments to Textron Manufacturing to approximately $169 million of Textron Finance's net assets of $473 million at year-end 1998. Textron Finance's loan agreements also contain provisions regarding additional debt, creation of liens or guarantees, and the making of investments.

                         Textron Manufacturing has agreed to cause TFC to
                    maintain certain minimum levels of financial performance. No payments from Textron Manufacturing were necessary in 1998, 1997, or 1996 for TFC to meet these standards.

8.   DERIVATIVES    Interest rate exchange agreements
     AND FOREIGN
     CURRENCY       Interest rate exchange agreements are used to help manage
     TRANSACTIONS   interest rate risk by converting certain variable-rate debt to fixed-rate debt and vice versa. These agreements involve the exchange of fixed-rate interest for variable-rate amounts over the life of the agreement without the exchange of the notional amount. INTEREST RATE EXCHANGE AGREEMENTS
                    ARE ACCOUNTED FOR ON THE ACCRUAL BASIS WITH THE DIFFERENTIAL
                    TO BE PAID OR RECEIVED RECORDED CURRENTLY AS AN ADJUSTMENT
                    TO INTEREST EXPENSE. PREMIUMS PAID TO TERMINATE AGREEMENTS
                    DESIGNATED AS HEDGES ARE DEFERRED AND AMORTIZED TO EXPENSE
                    OVER THE REMAINING TERM OF THE ORIGINAL LIFE OF THE
                    CONTRACT. IF THE UNDERLYING DEBT IS THEN PAID EARLY,
                    UNAMORTIZED PREMIUMS ARE RECOGNIZED AS AN ADJUSTMENT TO THE
                    GAIN OR LOSS ASSOCIATED WITH THE DEBT'S EXTINGUISHMENT.

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

                         During 1998, Textron Manufacturing terminated $275
                    million fixed-pay interest rate exchange agreements. Agreements that effectively fix the rate of interest on variable-rate borrowings are summarized as follows:



                                                                     JANUARY 2, 1999                                 January 3, 1998
                    ----------------------------------------------------------------------------------------------------------------
                    FIXED-PAY INTEREST RATE EXCHANGE AGREEMENTS
                                                                            WEIGHTED                                        Weighted
                                                                 WEIGHTED    AVERAGE                         Weighted        average
                                               NOTIONAL           AVERAGE  REMAINING     Notional             average      remaining
                    (Dollars in millions)        AMOUNT     INTEREST RATE       TERM       amount       interest rate           term
                    ----------------------------------------------------------------------------------------------------------------
                    Textron Manufacturing        $ --           --            --            $275            9.01%             1.5
                    Textron Finance
                         (expires in 1999)        250           6.26%          0.6           450            6.02%             1.2
                    ----------------------------------------------------------------------------------------------------------------
                                                 $250           6.26%          0.6          $725            7.15%             1.3
                    ================================================================================================================

44   1998 TEXTRON ANNUAL REPORT

                         Textron Finance's interest rate exchange agreements
                    were designated against specific long-term variable-rate notes. These agreements effectively adjusted the average rate of interest on variable-rate notes to 6.03% from 5.96%.

                         During 1998, Textron Manufacturing entered into $435
                    million variable-pay interest rate exchange agreements. Agreements that have the effect of varying the rate of interest on fixed-rate borrowings are summarized as follows:


                                                                   JANUARY 2, 1999                           January 3, 1998
                    --------------------------------------------------------------------------------------------------------
                    VARIABLE-PAY INTEREST RATE EXCHANGE AGREEMENTS
                                                                          WEIGHTED                                   Weighted
                                                             WEIGHTED      AVERAGE                      Weighted      average
                                              NOTIONAL        AVERAGE    REMAINING       Notional        average    remaining
                    (Dollars in millions)       AMOUNT  INTEREST RATE         TERM         amount  interest rate         term
                    --------------------------------------------------------------------------------------------------------

                    Textron Manufacturing         $635           8.26%         5.5           $200           6.19%         9.9
                    Textron Finance
                    (expires in 1999)               50           5.22%         0.5             50           5.94%         1.5
                    --------------------------------------------------------------------------------------------------------
                                                  $685           8.04%         5.1           $250           6.14%         8.2
                    =========================================================================================================

                         Textron Manufacturing's interest rate exchange
                    agreements were designated against specific long-term fixed-rate debt. These agreements effectively adjusted the average rate of interest on designated fixed-rate debt from 8.37% to 8.33%. The variable-pay interest rate exchange agreements in effect at the end of 1998 expire as follows:
                    $62 million (9.73%) in 1999, $124 million (9.89%) in 2001, and $449 million (7.70%) through 2020. Textron Finance's interest rate exchange agreements were designated against specific long-term fixed-rate debt. These agreements effectively adjusted the average rate of interest on long-term fixed-rate debt to 6.79% from 6.89%.

                         Textron had minimal exposure to loss from
                    nonperformance by the counterparties to its interest rate exchange agreements at the end of 1998, and does not anticipate nonperformance by counterparties in the periodic settlements of amounts due. Textron currently minimizes this potential for risk by entering into contracts exclusively with major, financially sound counterparties having no less than a long-term bond rating of "A," by continuously monitoring the counterparties' credit ratings, and by limiting exposure with any one financial institution. The credit risk generally is limited to the amount by which the counterparties' contractual obligations exceed Textron's obligations to the counterparty.

                         In January 1999, Textron Manufacturing retired $479
                    million of fixed-rate debt and $479 million of variable-pay swaps.

                    Translation of foreign currencies, foreign exchange transactions and foreign currency exchange contracts

                         FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES ARE
                    TRANSLATED INTO U.S. DOLLARS WITH THE ADJUSTMENTS FROM THE CURRENCY RATE CHANGES BEING RECORDED IN THE CURRENCY TRANSLATION ADJUSTMENT ACCOUNT IN SHAREHOLDERS' EQUITY UNTIL THE RELATED FOREIGN ENTITY IS SOLD OR SUBSTANTIALLY LIQUIDATED. NON-U.S. DOLLAR FINANCING TRANSACTIONS, INCLUDING CURRENCY SWAPS, ARE USED TO EFFECTIVELY HEDGE LONG-TERM INVESTMENTS IN FOREIGN OPERATIONS WITH THE SAME CORRESPONDING CURRENCY. FOREIGN CURRENCY GAINS AND LOSSES ON THE HEDGE OF THE LONG-TERM INVESTMENTS ARE RECORDED IN THE CURRENCY TRANSLATION ADJUSTMENT WITH THE OFFSET RECORDED AS AN ADJUSTMENT TO THE NON-U.S. DOLLAR FINANCING LIABILITY.

                         FORWARD EXCHANGE CONTRACTS ARE USED TO HEDGE CERTAIN
                    FOREIGN CURRENCY TRANSACTIONS AND CERTAIN FIRM SALES AND PURCHASE COMMITMENTS DENOMINATED IN FOREIGN CURRENCIES. GAINS AND LOSSES FROM CURRENCY RATE CHANGES ON HEDGES OF FOREIGN CURRENCY TRANSACTIONS ARE RECORDED CURRENTLY IN INCOME. GAINS AND LOSSES RELATING TO THE HEDGE OF FIRM SALES AND PURCHASE COMMITMENTS ARE INCLUDED IN THE MEASUREMENT OFTHE UNDERLYING TRANSACTIONS WHEN THEY OCCUR. Foreign exchange gains and losses included in income have not been material.

                         The table on the following page summarizes by major
                    currency Textron's forward exchange contracts and currency swaps in U.S. dollars. The buy amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the sell amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies. The foreign currency amounts have been translated into a U.S. dollar equivalent using the exchange rate at the balance sheet date.

                                                   1998 TEXTRON ANNUAL REPORT 45

                                                      BUY CONTRACTS                   SELL CONTRACTS
                                                 CONTRACT       UNREALIZED        CONTRACT       UNREALIZED
                    (In millions)                  AMOUNT      GAIN/(LOSS)          AMOUNT      GAIN/(LOSS)
                    ---------------------------------------------------------------------------------------
                    JANUARY 2, 1999
                    British Pound                    $ 45             $--             $375            $ --
                    Canadian Dollar                   228              (9)               8              --
                    German Mark                       135              --              339              (5)
                    French Franc                        1              --              119              (4)
                    Other                               6              --               43              (1)
                    ---------------------------------------------------------------------------------------
                    Total                            $415             $(9)            $884            $(10)
                    =======================================================================================
                    January 3, 1998
                    British Pound                    $ 39             $--             $ 22            $ --
                    Canadian Dollar                   129              (5)              62              --
                    German Mark                        16              --              150               2
                    French Franc                       --              --               97               3
                    Other                               2              --                7              --
                    ---------------------------------------------------------------------------------------
                    Total                            $186             $(5)            $338            $  5
                    =======================================================================================

9.   TEXTRON-       In 1996, a trust sponsored and wholly-owned by Textron
     OBLIGATED      issued preferred securities to the public (for $500 million)
     MANDATORILY    and shares of its common securities to Textron (for $15.5
     REDEEMABLE     million), the proceeds of which were invested by the trust
     PREFERRED      in $515.5 million aggregate principal amount of Textron's
     SECURITIES OF  newly issued 7.92% Junior Subordinated Deferrable Interest
     SUBSIDIARY     Debentures, due 2045. The debentures are the sole asset of
     TRUST HOLDING  the trust. The proceeds from the issuance of the debentures
     SOLELY         were used by Textron for the repayment of long-term
     TEXTRON JUNIOR borrowings and for general corporate purposes. The amounts
     SUBORDINATED   due to the trust under the debentures and the related income
     DEBT           statement amounts have been eliminated in Textron's
     SECURITIES     consolidated financial statements.

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

10.  SHAREHOLDERS'  Preferred stock
     EQUITY
                    Textron has authorization for 15,000,000 shares of preferred stock. Each share of $2.08 Preferred Stock ($23.63 approximate stated value) is convertible into 4.4 shares of common stock and can be redeemed by Textron for $50 per share. Each share of $1.40 Preferred Dividend Stock ($11.82 approximate stated value) is convertible into 3.6 shares of common stock and can be redeemed by Textron for $45 per share.

                    Common stock

                    Textron has authorization for 500,000,000 shares of 12.5 cent per share par value common stock. New shares in connection with a two-for-one stock split in the form of a stock dividend were issued and distributed on May 30, 1997 to shareholders of record on the close of business on May 9, 1997. Average shares outstanding, stock options, and per share amounts were restated for all periods.

                    Performance share units and stock options

                    Textron's 1994 Long-Term Incentive Plan authorizes awards to key employees in two forms: (a) performance share units and
                    (b) options to purchase Textron common stock. The total number of shares of common stock for which options may be granted under the plan is 10,000,000.

46   1998 TEXTRON ANNUAL REPORT

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

                         Compensation expense under Textron's performance share
                    program was approximately $77 million in 1998, $65 million in 1997, and $45 million in 1996. To mitigate the impact of stock price increases on compensation expense, Textron has a cash-settlement option program on Textron's common stock. This program generated income of approximately $40 million in 1998, $37 million in 1997 and $21 million in 1996.

                         Pro forma information regarding net income and earnings
                    per share is required by FAS 123, "Accounting for Stock-Based Compensation" and has been determined under the fair value method of that Statement. For the purpose of developing the pro forma information, the fair values of options granted after 1995 are estimated at the date of grant using the Black-Scholes option-pricing model. The estimated fair values are amortized to expense over the options' vesting period. Using this methodology, net income would have been reduced by $9 million or $.06 per share in 1998, $11 million or $.07 per share in 1997, and $8 million or $.04 per share in 1996.

                         The assumptions used to estimate the fair value of an
                    option granted in 1998, 1997, and 1996, respectively, are approximately as follows: dividend yield of 2%; expected volatility of 18%, 16%, and 16%; risk-free interest rates of 4%, 6%, and 6%; and weighted average expected lives of 3.5 years. Under these assumptions, the weighted-average fair value of an option to purchase one share granted in 1998, 1997, and 1996, respectively, was approximately $12, $10, and $8.

                         Stock option transactions during the last three years
                    are summarized as follows:


                                                              1998                       1997                      1996
                    ---------------------------------------------------------------------------------------------------
                                                          WEIGHTED                   Weighted                  Weighted
                                                           AVERAGE                    Average                   Average
                                                          EXERCISE                   Exercise                  Exercise
                    (Shares in thousands)       SHARES       PRICE        Shares        Price       Shares        Price
                    ---------------------------------------------------------------------------------------------------
                    Shares under option at
                         beginning of year       9,001       $36.74        9,290       $31.08        9,116       $26.05
                    Options granted              1,909        74.08        1,333        62.54        2,136        45.37
                    Options exercised           (2,465)       29.52       (1,541)       24.56       (1,846)       22.89
                    Options canceled              (103)       51.48          (81)       43.40         (116)       29.38
                    ---------------------------------------------------------------------------------------------------
                    Shares under option at
                         end of year             8,342        47.23        9,001        36.74        9,290        31.08
                    ===================================================================================================
                    Shares exercisable at
                         end of year             5,818        36.80        6,641        30.21        6,128        25.26
                    ===================================================================================================

                         Stock options outstanding at the end of 1998 and 1997
                    are summarized as follows:


                                                                 Weighted
                                                                  Average       Weighted                       Weighted
                                                                Remaining        Average                        Average
                                                              Contractual       Exercise                       Exercise
                    (Shares in thousands)       Outstanding          Life          Price    Exerciseable          Price
                    ---------------------------------------------------------------------------------------------------
                    JANUARY 2, 1999:
                    $12 - $37                         3,521           5.4         $27.94           3,521         $27.94
                    $38 - $50                         1,675           7.9          45.61           1,661          45.59
                    $51 - $80                         3,146           9.5          69.70             636          62.98
                    January 3, 1998:
                    $11 - $32                         3,952           5.6         $23.44           3,952         $23.44
                    $33 - $50                         3,745           8.5          41.67           2,689          40.15
                    $51 - $68                         1,304           9.9          62.87              --             --
                    ---------------------------------------------------------------------------------------------------

                                                1998 TEXTRON ANNUAL REPORT    47

                    Reserved shares of common stock

                    At year-end 1998, 3,150,000 shares of common stock were reserved for the subsequent conversion of preferred stock and 8,342,000 shares were reserved for the exercise of stock options.

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


                    For the years ended                  JANUARY 2, 1999               January 3, 1998            December 28, 1996
                    ---------------------------------------------------------------------------------------------------------------
                    ($ In millions,                              AVERAGE                       Average                      Average
                    shares in thousands)           INCOME         SHARES        Income          Shares        Income         Shares
                    ---------------------------------------------------------------------------------------------------------------
                    Income from
                      continuing
                      operations                     $443                         $372                          $306
                    ---------------------------------------------------------------------------------------------------------------
                    Less: Preferred
                      stock dividends                  (1)                          (1)                           (1)
                    ---------------------------------------------------------------------------------------------------------------
                    BASIC
                    Available to common
                      shareholders                    442        161,254           371         164,830           305       167,453
                    Dilutive effect of
                      convertible preferred
                      stock and stock options           1          4,120             1           4,673             1         4,199
                    DILUTED
                    Available to common
                      shareholders and
                      assumed conversions            $443        165,374          $372         169,503          $306       171,652
                    ---------------------------------------------------------------------------------------------------------------

                    Comprehensive Income

                    In 1998, Textron adopted FAS 130, "Reporting Comprehensive Income." FAS 130 establishes new rules for the reporting and display of comprehensive income and its components. The adoption of this Statement had no impact on Textron's net income or shareholders' equity. FAS 130 requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of FAS 130.

48   1998 TEXTRON ANNUAL REPORT

                    OTHER COMPREHENSIVE INCOME
                    (In millions)                                     1998            1997              1996
                    ----------------------------------------------------------------------------------------
                    CURRENCY TRANSLATION ADJUSTMENT
                    Beginning balance                                $ (71)           $  2              $(33)
                    Change, net of income taxes                        (33)            (73)               35
                    ----------------------------------------------------------------------------------------
                    Ending balance                                   $(104)           $(71)             $  2
                    ========================================================================================
                    UNREALIZED GAINS (LOSSES) ON SECURITIES
                    Beginning balance                                $  13            $  9              $164
                    Gross unrealized gains (losses)
                      arising during the period*                         8               7              (148)
                    Reclassification adjustment
                      for realized gains in net income**                (8)             (3)               (7)
                    ----------------------------------------------------------------------------------------
                    Net unrealized gains (losses)                       --               4              (155)
                    ----------------------------------------------------------------------------------------
                    Ending balance                                   $  13            $ 13              $  9
                    ========================================================================================
                    PENSION LIABILITY ADJUSTMENT
                    Beginning balance                                $  (4)           $ (4)             $ (2)
                    Change, net of income taxes                         (1)             --                (2)
                    ----------------------------------------------------------------------------------------
                    Ending balance                                   $  (5)           $ (4)             $ (4)
                    ========================================================================================
                    ACCUMULATED OTHER COMPREHENSIVE
                      INCOME (LOSS)
                    Beginning balance                                $ (62)           $  7              $129
                    Other comprehensive income (loss)                  (34)            (69)             (122)
                    ----------------------------------------------------------------------------------------
                    Ending balance                                   $ (96)           $(62)             $  7
                    ========================================================================================

                     *Net of income tax expense (benefit) of $4 million ,$4
                      million, and $(100) million for 1998, 1997, and 1996, respectively.

                    **Net of income tax expense (benefit) of $4 million, $2
                      million, and $4 million for 1998, 1997, and 1996, respectively.

11.  LEASES         Rental expense approximated $82 million, $65 million, and
                    $54 million in 1998, 1997, and 1996, respectively. Future minimum rental commitments for noncancellable operating leases in effect at year-end 1998 approximated $67 million for 1999; $54 million for 2000; $39 million for 2001; $27 million for 2002; $23 million for 2003; and a total of $172 million thereafter.


12. RESEARCH AND Textron carries out research and development for itself and DEVELOPMENT under contracts with others, primarily the U.S. Government.
                    Company initiated programs include independent research and development related to government products and services, a significant portion of which is recoverable from the U.S.
                    Government through overhead cost allowances.

                         RESEARCH AND DEVELOPMENT COSTS FOR WHICH TEXTRON IS
                    RESPONSIBLE ARE EXPENSED AS INCURRED. THESE COMPANY FUNDED COSTS INCLUDE AMOUNTS FOR COMPANY INITIATED PROGRAMS, THE COST SHARING PORTIONS OF CUSTOMER INITIATED PROGRAMS, AND LOSSES INCURRED ON CUSTOMER INITIATED PROGRAMS. The company funded and customer funded research and development costs for 1998, 1997, and 1996 were as follows:

                    (In millions)                               1998          1997          1996
                    ----------------------------------------------------------------------------
                    Company funded                              $219          $222          $185
                    Customer funded                              394           380           391
                    ----------------------------------------------------------------------------
                      Total research and development            $613          $602          $576
                    ============================================================================

                                                1998 TEXTRON ANNUAL REPORT    49

13.  PENSION        In 1998, Textron adopted FAS 132 "Employers' Disclosures
     BENEFITS AND   about Pensions and Other Postretirement Benefits." FAS 132
     POSTRETIREMENT revises disclosures about pension and other postretirement BENEFITS OTHER benefit plans. It does not change the measurement or THAN PENSIONS recognition of those plans. Textron has defined benefit and defined contribution pension plans that together cover substantially all employees. The costs of the defined contribution plans amounted to approximately $40 million, $36 million and $32 million in 1998, 1997, and 1996, respectively. Defined benefits under salaried plans are based on salary and years of service. Hourly plans generally provide benefits based on stated amounts for each year of service. Textron's funding policy is consistent with federal law and regulations. Pension plan assets consist principally of corporate and government bonds and common stocks. Textron offers health care and life insurance benefits for certain retired employees.

                         The following summarizes the change in the benefit
                    obligation; the change in plan assets; the funded status; and reconciliation to the amount recognized in the balance sheet for the pension and postretirement benefit plans:


                                                                                     POSTRETIREMENT BENEFITS
                                                                PENSION BENEFITS         OTHER THAN PENSIONS
                    ----------------------------------------------------------------------------------------
                                                        JANUARY 2,    January 3,    JANUARY 2,    January 3,
                    (In millions)                             1999          1998          1999          1998
                    ----------------------------------------------------------------------------------------
                    CHANGE IN BENEFIT OBLIGATION
                    Benefit obligation at
                     beginning of year                      $3,206        $2,966         $ 640         $ 645
                    Service cost                                83            71             6             5
                    Interest cost                              235           223            45            46
                    Amendments                                   2             1             2            --
                    Effects of acquisitions                    293            19            20             2
                    Effects of dispositions                    (14)           (5)           (3)           --
                    Plan participants' contributions             1             1             4             4
                    Actuarial gains (losses)                   258           148            13            (6)
                    Benefits paid                             (229)         (212)          (62)          (56)
                    Foreign exchange rate changes                1            (6)           --            --
                    ----------------------------------------------------------------------------------------
                      Benefit obligation at end of year     $3,836        $3,206         $ 665         $ 640
                    ----------------------------------------------------------------------------------------
                    CHANGE IN PLAN ASSETS
                    Fair value of plan assets at
                     beginning of year                      $4,130        $3,640            --            --
                    Actual return on plan assets               557           720            --            --
                    Employer contributions                      15            11            --            --
                    Plan participants' contributions             1             1            --            --
                    Effects of acquisitions                    363             1            --            --
                    Effects of dispositions                    (12)          (25)           --            --
                    Benefits paid                             (229)         (212)           --            --
                    Foreign exchange rate changes               (1)           (6)           --            --
                    ----------------------------------------------------------------------------------------
                    Fair value of plan assets at
                      end of year                           $4,824        $4,130            --            --
                    ----------------------------------------------------------------------------------------
                    Funded status of the plan               $  988        $  924         $(665)        $(640)
                    Unrecognized actuarial gain               (679)         (696)          (78)         (100)
                    Unrecognized prior service cost             96           105           (19)          (26)
                    Unrecognized transition net asset          (78)          (97)           --            --
                    ----------------------------------------------------------------------------------------
                    Net amount recognized in the
                     consolidated balance sheet             $  327        $  236         $(762)        $(766)
                    ========================================================================================
                    Amounts recognized in the
                      consolidated balance sheet
                      consists of:
                    Prepaid benefit cost                    $  452        $  340         $  --         $  --
                    Accrued benefit liability                 (157)         (122)         (762)         (766)
                    Intangible asset                            24            11            --            --
                    Accumulated other
                     comprehensive income                        8             7            --            --
                    ----------------------------------------------------------------------------------------
                    Net amount recognized in the
                      consolidated balance sheet            $  327        $  236         $(762)        $(766)
                    ========================================================================================


50   1998 TEXTRON ANNUAL REPORT

                         The projected benefit obligation, accumulated benefit
                    obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $267 million, $231 million, and $78 million, respectively, as of year-end 1998, and $213 million, $178 million, and $61 million, respectively, as of year-end 1997.


                         The following summarizes the net periodic benefit cost
                    for the pension benefits and postretirement benefits plans:


                                                                                                       POSTRETIREMENT BENEFITS
                                                                   PENSION BENEFITS                        OTHER THAN PENSIONS
                    ----------------------------------------------------------------------------------------------------------
                                           JANUARY 2,     January 3,   December 28,    JANUARY 2,    January 3,   December 28,
                    (In millions)               1999           1998           1996          1999          1998           1996
                    ----------------------------------------------------------------------------------------------------------
                    COMPONENTS OF
                      NET PERIODIC
                      BENEFIT COST
                    Service cost                $  83           $ 71           $ 69           $ 6           $ 5            $ 5
                    Interest cost                 235            223            207            45            46             51
                    Expected return
                      on plan assets             (323)          (298)          (276)           --            --             --
                    Amortization of
                      unrecognized
                      transition asset            (17)           (17)           (17)           --            --             --
                    Recognized actuarial
                      (gain) loss                   1              1             --            (9)           (9)            (7)
                    Recognized prior
                      service cost                 14             15             12            (4)           (4)            (5)
                    -----------------------------------------------------------------------------------------------------------
                         Net periodic
                           benefit cost         $  (7)          $ (5)          $ (5)          $38           $38            $44
                    ===========================================================================================================

                         Major actuarial assumptions used in accounting for
                    defined benefit pension plans are presented below.


                                                           JANUARY 2,      January 3,    December 28,    December 30,
                                                                 1999            1998            1996            1995
                    -------------------------------------------------------------------------------------------------
                    WEIGHTED AVERAGE ASSUMPTIONS
                    AT YEAR-END
                    Discount rate                               6.75%           7.25%           7.50%           7.25%
                    Expected return on plan assets              9.25            9.00            9.00            9.00
                    Rate of compensation increase               4.80            5.00            5.00            5.00
                    -------------------------------------------------------------------------------------------------

                         Postretirement benefit plan discount rates are the same
                    as those used by Textron's defined benefit pension plans.

                         The 1998 health care cost trend rate, which is the
                    weighted average annual assumed rate of increase in the per capita cost of covered benefits, was 6.0% for retirees age 65 and over and 6.5% for retirees under age 65. Both rates are assumed to decrease gradually to 5.5% by 2001 and 2003, respectively, and then remain at that level. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                    (In millions)                                               1% INCREASE           1% DECREASE
                    ---------------------------------------------------------------------------------------------
                    Effect on total of service and interest cost components             $ 6                  $ (5)
                    Effect on postretirement benefit obligation                          64                   (52)
                    ---------------------------------------------------------------------------------------------

                                                   1998 TEXTRON ANNUAL REPORT 51

14.  INCOME TAXES   Textron files a consolidated federal income tax return for all U.S. subsidiaries and separate returns for foreign subsidiaries. TEXTRON RECOGNIZES DEFERRED INCOME TAXES FOR
                    TEMPORARY DIFFERENCES BETWEEN THE FINANCIAL REPORTING BASIS
                    AND INCOME TAX BASIS OF ASSETS AND LIABILITIES BASED ON
                    ENACTED TAX RATES EXPECTED TO BE IN EFFECT WHEN AMOUNTS ARE
                    LIKELY TO BE REALIZED OR SETTLED.

                         The following table shows income from continuing
                    operations before income taxes and distributions on preferred securities of subsidiary trust:


                    (In millions)               1998           1997         1996
                    ------------------------------------------------------------
                    United States               $582           $441         $393
                    Foreign                      181            207          147
                    ------------------------------------------------------------
                      Total                     $763           $648         $540
                    ============================================================

                         Income tax expense is summarized as follows:

                    (In millions)                        1998           1997           1996
                    -----------------------------------------------------------------------
                    Federal:
                      Current                            $225           $ 82           $121
                      Deferred                            (25)            71             15
                    State                                  33             27             25
                    Foreign                                61             70             50
                    -----------------------------------------------------------------------
                    Income tax expense                   $294           $250           $211
                    =======================================================================

                         The following reconciles the federal statutory income
                    tax rate to the effective income tax rate reflected in the consolidated statement of income:


                                                                    1998        1997        1996
                    ----------------------------------------------------------------------------
                    Federal statutory income tax rate               35.0%       35.0%       35.0%
                    Increase (decrease) in taxes
                      resulting from:
                      State income taxes                             2.7         2.8         3.0
                      Goodwill                                       4.3         2.7         2.8
                      Other - net                                   (3.5)       (1.9)       (1.7)
                    ----------------------------------------------------------------------------
                    Effective income tax rate                       38.5%       38.6%       39.1%
                    ============================================================================

                         Textron's net deferred tax asset consisted of gross
                    deferred tax assets and gross deferred tax liabilities of $1,775 million and $1,576 million, respectively, at the end of 1998 and $1,517 million and $1,362 million, respectively, at the end of 1997.

                         The components of Textron's net deferred tax asset were
                    as follows:

                     (In millions)                                        JANUARY 2, 1999  January 3, 1998
                    --------------------------------------------------------------------------------------
                    Textron Finance transactions, principally leasing               $(350)           $(334)
                    Self insured liabilities (including environmental)                205              207
                    Obligation for postretirement benefits                            186              222
                    Fixed assets, principally depreciation                           (171)            (146)
                    Deferred compensation                                             152              115
                    Inventory                                                         (48)             (47)
                    Allowance for credit losses                                        33               25
                    Other, principally timing of other expense deductions             192              113
                    --------------------------------------------------------------------------------------
                                                                                    $ 199            $ 155
                    ======================================================================================

                         Deferred income taxes have not been provided for the
                    undistributed earnings of foreign subsidiaries, which approximated $506 million at the end of 1998. Management intends to reinvest those earnings for an indefinite period, except for distributions having an immaterial tax effect. If foreign subsidiaries' earnings were distributed, 1998 taxes, net of foreign tax credits, would be increased by approximately $68 million.


52   1998 TEXTRON ANNUAL REPORT

15.  FAIR VALUE OF  The estimated fair value amounts shown below were determined
     FINANCIAL      from available market information and valuation
     INSTRUMENTS    methodologies. Because considerable judgment is required in interpreting market data, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.


                                                                JANUARY 2, 1999             January 3, 1998
                    ---------------------------------------------------------------------------------------
                                                                      ESTIMATED                   Estimated
                                                          CARRYING         FAIR      Carrying          fair
                    (In millions)                            VALUE        VALUE         value         value
                    ---------------------------------------------------------------------------------------
                    ASSETS:
                    Textron Finance:
                      Finance receivables                   $2,774       $2,837        $2,280        $2,334
                      Other                                     46           46            31            31
                    LIABILITIES:
                    Textron Manufacturing:
                      Debt                                   2,615        2,706         1,221         1,276
                      Interest rate exchange agreements         --          (11)           --            10
                    Textron Finance:
                      Debt                                   2,829        2,836         2,365         2,380
                      Interest rate exchange agreements         --            1            --            --
                    FOREIGN EXCHANGE CONTRACTS                  --            9            --             4
                    CURRENCY SWAPS                              14           10            (4)           (4)
                    =======================================================================================

                    Notes:

                    (i) Finance receivables - The estimated fair values of real estate loans and commercial installment contracts were based on discounted cash flow analyses. The estimated fair values of variable-rate receivables approximated the net carrying value. The estimated fair values of nonperforming loans were based on discounted cash flow analyses using risk-adjusted interest rates or the fair value of the related collateral.

                    (ii) Debt, interest rate exchange agreements, foreign exchange contracts and currency swaps - The estimated fair value of fixed-rate debt was determined by independent investment bankers or discounted cash flow analyses. The estimated fair values of variable-rate debt approximated their carrying values. The estimated fair values of interest rate exchange agreements were determined by independent investment bankers and represent the estimated amounts that Textron or its counterparty would be required to pay to assume the other party's obligations under the agreements. The estimated fair values of the foreign exchange contracts and currency swaps were determined by Textron's foreign exchange banks.

16.  CONTIGENCIES   Contingencies
     AND
     ENVIRONMENTAL  Textron is subject to a number of lawsuits, investigations
     REMEDIATION    and claims arising out of the conduct of its business,
                    including those relating to commercial transactions, government contracts, product liability, and environmental, safety and health matters. Some seek compensatory, treble or punitive damages in substantial amounts; fines, penalties or restitution; or remediation of contamination. Some are or purport to be class actions. Under federal government procurement regulations, some could result in suspension or debarment of Textron or its subsidiaries from U.S.
                    government contracting for a period of time. On the basis of information presently available, Textron believes that any liability for these suits and proceedings would not have a material effect on Textron's net income or financial condition.

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

                                                1998 TEXTRON ANNUAL REPORT    53

17.  SEGMENT        In 1998, Textron adopted FAS 131, "Segments of an Enterprise
     REPORTING      and Related Information." FAS 131 established standards for the way enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers.

                         Textron has four reportable segments: Aircraft,
                    Automotive, Industrial and Finance. See Note 1 for principal markets and pages 60 through 62 for products of Textron's segments.

                         Textron's reportable segments are strategically aligned
                    based on the manner in which Textron manages its various operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies within the notes to the consolidated financial statements. Textron evaluates segment performance based on operating income from operations. Segment operating income excludes Textron Manufacturing interest expense and special charges and gains or losses from the disposition of businesses. The Finance segment includes interest income and interest expense as part of operating income from operations. Provisions for losses on finance receivables involving the sale or lease of Textron products are recorded by the selling manufacturing division.

                         The following summarizes the revenues by type of
                    products:

                                                                                    REVENUES
                    ------------------------------------------------------------------------
                    (In millions)                               1998        1997        1996
                    ------------------------------------------------------------------------
                    Aircraft:
                      Fixed-Wing Aircraft                     $1,784      $1,483      $1,078
                      Rotor Aircraft                           1,405       1,542       1,515
                    Automotive                                 2,405       2,127       1,627
                    Industrial:
                      Fasteners                                1,758       1,498       1,355
                      Golf, Turf-Care & Specialty Products       719         483         477
                      Industrial Components                      626         711         744
                      Fluid & Power                              619         489         383
                    Finance                                      367         350         327
                    ------------------------------------------------------------------------
                                                              $9,683      $8,683      $7,506
                    ------------------------------------------------------------------------


                         The following tables summarize selected financial
                    information by segment:

                                                                                                            PROPERTY, PLANT AND
                    (In millions)                                             ASSETS                     EQUIPMENT EXPENDITURES
                    -----------------------------------------------------------------------------------------------------------
                                                  1998           1997           1996           1998          1997          1996
                    -----------------------------------------------------------------------------------------------------------
                    Aircraft                   $ 2,199        $ 1,941        $ 1,856           $140          $107          $116
                    Automotive                   1,681          1,515          1,020            111           103            60
                    Industrial                   3,882          2,596          2,455            208           153           130
                    Finance                      3,785          3,178          3,269             13             8             3
                    Corporate (including
                      investment in
                      discontinued operations)   2,717          2,557          3,161              3             3             3
                    Eliminations                  (543)          (457)          (247)            --            --            --
                    -----------------------------------------------------------------------------------------------------------
                                               $13,721        $11,330        $11,514           $475          $374          $312
                    -----------------------------------------------------------------------------------------------------------

                    (In millions)                 AMORTIZATION (1)                 DEPRECIATION
                    ---------------------------------------------------------------------------
                                         1998      1997      1996      1998      1997      1996
                    ---------------------------------------------------------------------------
                    Aircraft              $10       $10       $10      $ 82      $ 70      $ 54
                    Automotive             15        14        12        72        69        41
                    Industrial             36        29        30       124       100       103
                    Finance                 3        --        --        10        11        11
                    Corporate               5         3         2         4         4         4
                    ---------------------------------------------------------------------------
                                          $69       $56       $54      $292      $254      $213
                    ---------------------------------------------------------------------------

54   TEXTRON ANNUAL REPORT

                    Geographic Data

                    Presented below is selected financial information by geographic area of Textron's operations:


                                                                                                 PROPERTY, PLANT AND
                    (In millions)                                    REVENUES (2)                       EQUIPMENT(3)
                    ------------------------------------------------------------------------------------------------
                                                    1998        1997        1996        1998        1997        1996
                    ------------------------------------------------------------------------------------------------
                    United States                 $6,291      $5,550      $5,097      $1,466      $1,232      $1,176
                    Latin America and Mexico         634         447         275          84          40          21
                    Canada                           589         640         684         115          92          55
                    Germany                          575         458         216         205         138          48
                    France                           332         301         235          82          68          71
                    Asia and Australia               309         447         425           3           3           3
                    United Kingdom                   273         209         123         171          71          58
                    Other                            680         631         451          79         126          27
                    ------------------------------------------------------------------------------------------------
                                                  $9,683      $8,683      $7,506      $2,205      $1,770      $1,459
                    ================================================================================================

                    Notes:

                    (1)  Amortization is principally amortization of goodwill.

                    (2) Revenues are attributed to countries based on the location of the customer.

                    (3) Property, plant and equipment is based on the location of the asset.

                         Revenues include sales to the U.S. Government of $1.1
                    billion, $1.0 billion and $1.0 billion in 1998, 1997 and 1996, respectively and sales of $1.3 billion, $1.1 billion and $0.9 billion in 1998, 1997 and 1996, respectively to DaimlerChrysler AG.

                         To enhance the competitiveness and profitability of its
                    core businesses, Textron recorded a pretax charge of $87 million in the second quarter of 1998 ($54 million after-tax or $.32 per diluted share). This charge was recorded based on the decision to exit several small, nonstrategic product lines in Automotive and the former Systems and Components divisions which did not meet Textron's return criteria, and to realign certain operations in the Industrial segment. The pretax charges associated with the Automotive and Industrial segments were $25 million and $52 million, respectively. The charge also included the cost of a litigation settlement of $10 million related to the Aircraft segment. Severance costs for approximately 1,800 personnel were included in special charges and are based on established policies and practices. The provision does not include costs associated with the transfer of equipment and personnel, inventory obsolescence, or other normal operating costs associated with the realignment actions. Approximately 650 personnel had been terminated by the end of 1998. Most of the remaining terminations are expected to be completed by the end of 1999.

                         The following table summarizes the spending associated
                    with the 1998 programs (excluding the litigation settlement):

                                                     ASSET       SEVERANCE
                    (In millions)              IMPAIRMENTS           COSTS           OTHER           TOTAL
                    --------------------------------------------------------------------------------------
                    Initial charge                     $28             $40              $9             $77
                    Utilized in 1998                   (28)             (8)             (1)            (37)
                    --------------------------------------------------------------------------------------
                    Balance January 2, 1999            $--             $32              $8             $40
                    ======================================================================================

18.  OTHER          Included in accrued liabilities at the end of 1998 and 1997
     INFORMATION-   were the following:
     TEXTRON
     MANUFACTURING
     CURRENT
     LIABILITIES

                    (In millions)                            JANUARY 2, 1999     January 3, 1998
                    ----------------------------------------------------------------------------
                    Salary, wages and employer taxes                  $  226                $170
                    Customer deposits                                    195                 137
                    Other                                                753                 546
                    ----------------------------------------------------------------------------
                      Total accrued liabilities                       $1,174                $853
                    ============================================================================

                                                 1998 Textron Annual Report   55

QUARTERLY DATA
(Unaudited) (Dollars in millions
except per share amounts)                                    1998                                       1997
--------------------------------------------------------------------------------------------------------------------------------
                                             Q4         Q3         Q2         Q1         Q4         Q3         Q2         Q1
--------------------------------------------------------------------------------------------------------------------------------
REVENUES
Aircraft                                $   849    $   826    $   858    $   656    $   866    $   725    $   755    $   679
Automotive                                  670        534        583        618        583        464        523        557
Industrial                                  984        893        952        893        796        761        839        785
Finance                                      92         99         91         85         86         92         90         82
--------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                          $ 2,595    $ 2,352    $ 2,484    $ 2,252    $ 2,331    $ 2,042    $ 2,207    $ 2,103
============================================================================================================================
INCOME
Aircraft                                $    95    $    91    $    91    $    61    $    95    $    79    $    79    $    60
Automotive                                   51         29         43         56         39         28         33         50
Industrial                                  104        103        108         95         83         87         94         82
Finance                                      28         33         27         25         28         29         27         24
--------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                      278        256        269        237        245        223        233        216
Gain on sale of division                     --         --         97         --         --         --         --         --
Special charges                              --         --        (87)        --         --         --         --         --
Corporate expenses and other - net          (34)       (32)       (30)       (31)       (41)       (36)       (30)       (33)
Interest expense - net                      (44)       (40)       (40)       (36)       (28)       (32)       (30)       (39)
Income taxes                                (73)       (70)       (86)       (65)       (68)       (58)       (66)       (58)
Distributions on preferred securities
  of subsidiary trust, net of income
  taxes                                      (7)        (6)        (7)        (6)        (7)        (6)        (7)        (6)
--------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS           120        108        116         99        101         91        100         80
Discontinued operations,
  net of income taxes                        40         34         48         43         49         47         45         45
--------------------------------------------------------------------------------------------------------------------------------
Net income                              $   160    $   142    $   164    $   142    $   150    $   138    $   145    $   125
============================================================================================================================
EARNINGS PER COMMON SHARE
BASIC:
  Income from continuing operations     $   .76    $   .67    $   .71    $   .60    $   .62    $   .55    $   .60    $   .48
  Discontinued operations                   .26        .20        .29        .27        .30        .28        .28        .27
--------------------------------------------------------------------------------------------------------------------------------
Net income                              $  1.02    $   .87    $  1.00    $   .87    $   .92    $   .83    $   .88    $   .75
============================================================================================================================
Average shares outstanding
  (in thousands)                        157,225    162,156    163,613    162,809    163,697    164,912    165,173    165,897
--------------------------------------------------------------------------------------------------------------------------------
DILUTED:
  Income from continuing operations     $   .74    $   .65    $   .70    $   .59    $   .60    $   .54    $   .59    $   .47
  Discontinued operations                   .26        .20        .28        .26        .29        .27        .27        .26
--------------------------------------------------------------------------------------------------------------------------------
Net income                              $  1.00    $   .85    $   .98    $   .85    $   .89    $   .81    $   .86    $   .73
============================================================================================================================
Average shares outstanding
  (in thousands)*                       160,980    166,116    168,027    167,155    168,527    169,675    169,797    170,388
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME MARGINS
Aircraft                                   11.2%      11.0%      10.6%       9.3%      11.0%      10.9%      10.5%       8.8%
Automotive                                  7.6        5.4        7.4        9.1        6.7        6.0        6.3        9.0
Industrial                                 10.6       11.5       11.3       10.6       10.4       11.4       11.2       10.4
Finance                                    30.4       33.3       29.7       29.4       32.6       31.5       30.0       29.3
OPERATING INCOME MARGIN                    10.7       10.9       10.8       10.5       10.5       10.9       10.6       10.3
--------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION
Price range: High                       $79 1/4    $76 1/2    $80 5/16   $79        $65 11/16  $70 3/4    $67 11/16  $53 5/8
             Low                        $52 1/16   $56 15/16  $69 5/8    $56 3/8    $55 1/2    $59 1/2    $49 11/16  $45
Dividends per share                     $  .285    $  .285    $  .285    $  .285    $   .25    $   .25    $   .25    $   .25
--------------------------------------------------------------------------------------------------------------------------------

* Assumes full conversion of outstanding preferred stock and exercise of stock options.
Prior year amounts have been reclassified to conform to the current year's segment presentation.

56   1998 TEXTRON ANNUAL REPORT

SELECTED FINANCIAL INFORMATION


(Dollars in millions except where
otherwise noted and per share amounts)          1998       1997       1996         1995        1994       1993      1992
---------------------------------------------------------------------------------------------------------------------------
REVENUES
Aircraft                                     $   3,189   $  3,025   $   2,593    $   2,420   $  2,186   $  1,987   $ 1,521
Automotive                                       2,405      2,127       1,627        1,534      1,511      1,178       788
Industrial                                       3,722      3,181       2,959        2,515      2,982      3,106     3,308
Finance                                            367        350         327          311        277        259       258
---------------------------------------------------------------------------------------------------------------------------
Total revenues                               $   9,683   $  8,683   $   7,506    $   6,780   $  6,956   $  6,530   $ 5,875
===========================================================================================================================
INCOME
Aircraft                                     $     338   $    313   $     261    $     237   $    194   $    172   $   128
Automotive                                         179        150         146          135        132         89        68
Industrial                                         410        346         300          250        248        237       285
Finance                                            113        108          96           88         83         74        62
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                           1,040        917         803          710        657        572       543
Gain on sale of division                            97          -           -            -          -          -         -
Special charges                                    (87)         -           -            -          -          -         -
Corporate expenses and other - net                (127)      (140)       (115)        (119)       (92)      (103)      (81)
Interest expense - net                            (160)      (129)       (148)        (178)      (190)      (214)     (238)
Income taxes                                      (294)      (250)       (211)        (165)      (160)       (87)      (87)
Distributions on preferred
  securities of subsidiary
  trust, net of income taxes                       (26)       (26)        (23)           -          -          -         -
---------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS*           $     443   $    372   $     306    $     248   $    215   $    168   $   137
===========================================================================================================================
PER SHARE OF COMMON STOCK
Income from continuing operations-basic*     $    2.74   $   2.25   $    1.82    $    1.45   $   1.21   $    .95   $   .78
Income from continuing operations-diluted*   $    2.68   $   2.19   $    1.78    $    1.43   $   1.19   $    .94   $   .77
Dividends declared                           $    1.14   $   1.00   $     .88    $     .78   $    .70   $    .62   $   .56
Book value at year-end                       $   19.27   $  19.78   $   19.10    $   19.96   $  16.72   $  15.59   $ 14.05
Common stock price: High                     $ 80 5/16   $ 70 3/4   $  48 7/8    $38 11/16   $30 5/16   $29 7/16   $22 3/8
Common stock price: Low                      $ 52 1/16   $     45   $ 34 9/16    $ 24 5/16   $ 23 1/4   $20 3/16   $16 7/8
Common stock price: Year-end                 $75 15/16   $ 62 5/8   $46 11/16    $  33 3/4   $25 3/16   $ 29 1/8   $22 3/8
Common shares outstanding (in thousands):
  Basic average                                161,254    164,830     167,453      169,848    176,474    176,071   173,334
  Diluted average**                            165,374    169,503     171,652      173,252    180,208    179,713   177,087
  Year-end                                     158,549    167,315     169,745      173,340    174,616    180,509   178,366
===========================================================================================================================
FINANCIAL POSITION
Total assets                                 $  13,721   $ 11,330   $  11,514    $  11,207   $ 10,374   $ 10,462   $10,009
Debt:
  Textron Manufacturing                      $   2,615   $  1,221   $   1,507    $   1,774   $  1,582   $  2,025   $ 2,283
  Textron Finance                            $   2,829   $  2,365   $   2,441    $   2,277   $  2,162   $  2,037   $ 1,873
Preferred securities of subsidiary trust     $     483   $    483   $     483    $       -   $      -   $      -   $     -
Shareholders' equity                         $   2,997   $  3,228   $   3,183    $   3,412   $  2,882   $  2,780   $ 2,488
Textron Manufacturing debt to total capital         43%        25%         29%          34%        35%        42%       48%
===========================================================================================================================
INVESTMENT DATA
Capital expenditures                         $     475   $    374   $     312    $     258   $    274   $    227   $   199
Depreciation                                 $     292   $    254   $     213    $     188   $    201   $    196   $   188
Research and development                     $     613   $    602   $     576    $     656   $    611   $    514   $   430
===========================================================================================================================
OTHER DATA
Number of employees at year-end                 64,000     56,000      49,000       46,000     43,000     46,000    44,000
Number of common shareholders at year-end       23,000     24,000      25,000       26,000     27,000     28,000    30,000
---------------------------------------------------------------------------------------------------------------------------
 *Before cumulative effect of changes in accounting principles in 1992.
**Assumes full conversion of outstanding preferred stock and exercise of stock options.
  Prior year amounts have been reclassified to conform to the current year's segment presentation.


                                      1998 TEXTRON ANNUAL REPORT    57

58    1998 TEXTRON ANNUAL REPORT

Electronic copy intentionally left blank.

                                     1998 TEXTRON ANNUAL REPORT     59

Electronic copy intentionally left blank.

TEXTRON BUSINESS DIRECTORY


====================================================================================================================================
AIRCRAFT       BELL HELICOPTER TEXTRON       Terry D. Stinson         Vertical takeoff and landing aircraft for the U.S.
                                                  Chairman and CEO    government, foreign governments and commercial
                                                                      markets.

               ---------------------------------------------------------------------------------------------------------------------
               THE CESSNA AIRCRAFT COMPANY   Russell W. Meyer, Jr.    Light and mid-size business jets, utility turboprops
                                                  Chairman and CEO    and single-engine piston aircraft.


====================================================================================================================================
AUTOMOTIVE     TEXTRON AUTOMOTIVE COMPANY    John A. Janitz           Automotive interior and exterior trim; fuel systems;
                                                  Acting Chairman,    functional components.
                                                  President
                                                  and CEO

               ---------------------------------------------------------------------------------------------------------------------
               CWC TEXTRON                   Jed A. Larsen            Gray iron and ductile iron castings, primarily
                                                  President           camshafts for automobile and engine manufacturers.

               ---------------------------------------------------------------------------------------------------------------------
               KAUTEX TEXTRON (WORLDWIDE)    Dr. Wolfgang Theis       Blow-molded plastic fuel tank systems and other
                                                  President           automotive functional components.

               ---------------------------------------------------------------------------------------------------------------------
               MCCORD WINN TEXTRON           George F. Daniels        Automotive windshield and headlamp washing systems,
                                                  President           seating comfort systems and electro-mechanical
                    KAUTEX TEXTRON           Jane E. Warner           components; blow-molded plastic fuel tank systems.
                    NORTH AMERICA                President

               ---------------------------------------------------------------------------------------------------------------------
               MICROMATIC TEXTRON            Michael J. Brennan       Proprietary machine tools, components and assembly
                                                  President           systems for automotive and commercial markets.

               ---------------------------------------------------------------------------------------------------------------------
               TEXTRON AUTOMOTIVE TRIM       Sam Licavoli             Instrument panels, door trim panels, center
                                                  President           consoles, painted fascias and exterior lighting.



====================================================================================================================================
INDUSTRIAL     TEXTRON INDUSTRIAL PRODUCTS   Frank J. Feraco          Fastening systems, fluid and power systems, golf,
                                                  President           turf-care and specialty products, and industrial
                                                                      components.

               ---------------------------------------------------------------------------------------------------------------------
               TEXTRON FASTENING SYSTEMS     Randy P. Smith           Engineered fastening systems, components, assemblies
                                                  President           and value-added services for the automotive, aerospace,
                                                                      electronics, construction, do-it-yourself and
                                                                      transportation markets.

               ---------------------------------------------------------------------------------------------------------------------
               TEXTRON FASTENING SYSTEMS     Randy P. Smith           Markets Served; Automotive, aerospace, industrial,
               AMERICAS                           President           construction, transportation and logistics services,
                                                                      including vendor-managed and inventory programs.

                    ----------------------------------------------------------------------------------------------------------------
                    ADVEL CHERRY TEXTRON     Edmund W. Staple         TEXTRON FASTENING SYSTEMS-    Charles R. O'Brien
                                                  President           AUTOMOTIVE                         President

                    ----------------------------------------------------------------------------------------------------------------
                    ELCO TEXTRON ENGINEERED  William R. Jahnke        TEXTRON FASTENING SYSTEMS-    George W. Dettloff
                    PRODUCTS                      President           INDUSTRIAL                         President

                    ----------------------------------------------------------------------------------------------------------------
                    TEXTRON AEROSPACE        Edmund W. Staple         TEXTRON LOGISTICS COMPANY     James R. Stenberg
                    FASTENERS                     President                                              President


60   1998 TEXTRON ANNUAL REPORT

TEXTRON BUSINESS DIRECTORY
(CONTINUED)
================================================================================

INDUSTRIAL     TEXTRON FASTENING SYSTEMS     Peter G. Wilson          Markets Served; Automotive, aerospace, industrial,
(continued)    EUROPE                             President           construction, transportation and logistics services,
                                                                      including vendor-managed and inventory programs.

                    -------------------------------------------            -----------------------------------------------------
                    TEXTRON FASTENING             Horst Homuth             TEXTRON INDUSTRIES S.A.S.     Henri Gagnaire
                    SYSTEMS-                           President                                              President
                    GERMANY

                    -------------------------------------------            -----------------------------------------------------
                    TEXTRON FASTENING             Andrew R. Taylor
                    SYSTEMS-                           Managing
                    UK                                 Director

               ---------------------------------------------------------------------------------------------------------------------
               TEXTRON FASTENING SYSTEMS     Randy Teo Boon Cheong    Regions Served; Hong Kong, China, Japan, South Korea,
               ASIA/PACIFIC                       Managing Director   Taiwan, Singapore, Australia.

          --------------------------------------------------------------------------------------------------------------------------
          FLUID AND POWER SYSTEMS            Robert A. Geckle         Motion control, power transmission, fluid handling
                                                  President           products for the industrial, commercial, pharmaceutical,
                                                                      aerospace, transportation and defense industries.

               ---------------------------------------------------------------------------------------------------------------------
               MOTION CONTROL PRODUCTS       George A. Andrews        Motion control components and systems for industrial,
                                                  President           defense and aerospace markets. Specific businesses
                                                                      include: David Brown Hydraulics and HR Textron.

               ---------------------------------------------------------------------------------------------------------------------
               POWER TRANSMISSION            Christopher J. Brown     Mechanical power transmission components and systems
               PRODUCTS                           President           for the industrial, mining, mobile equipment and
                                                                      transportation markets. Specific businesses include:
                                                                      Cone Drive Textron, David Brown and Textron Industrial S.p.A.

               ---------------------------------------------------------------------------------------------------------------------
               FLUID HANDLING PRODUCTS       Gregory C. Schreiber     Pumps and systems used in the plastics, chemical
                                                  President           oil and gas, and pharmaceutical industries. Specific
                                                                      businesses include: David Brown Union Pumps and Maag
                                                                      Pump Systems Textron.

               ---------------------------------------------------------------------------------------------------------------------
               TEXTRON SYSTEMS               Richard J. Millman       Weapon systems, sensing systems and advanced materials
                                                  President           for the defense and commercial markets.

          --------------------------------------------------------------------------------------------------------------------------
          GOLF, TURF-CARE AND                Carl D. Burtner          Golf cars, lawn and turf-care products, and multi-
          SPECIALTY PRODUCTS                      President           purpose utility vehicles.

               ---------------------------------------------------------------------------------------------------------------------
               E-Z-GO TEXTRON                L.T. Walden, Jr.         Electric- and gasoline-powered golf cars and multi-
                                                  President           purpose utility vehicles. Specific brand names include:
                                                                      E-Z-GO and Cushman.

               ---------------------------------------------------------------------------------------------------------------------
               TEXTRON TURF CARE AND         Philip J. Tralies        Professional mowing and turf maintenance equipment.
               SPECIALTY PRODUCTS                 President           Specific brand names include: Bob-Cat, Bunton, Cushman,
               AMERICAS                                               Jacobsen, Ryan, Ransomes, Steiner, Brouwer.

               ---------------------------------------------------------------------------------------------------------------------
               TEXTRON TURF CARE AND         Harold C. Pinto          Turf-care machinery for the golf, municipal and
               SPECIALTY PRODUCTS                 Managing Director   commercial markets, and multi-purpose utility vehicles.
               EUROPE                                                 Specific brand names include: Cushman, E-Z-GO,
                                                                      Jacobsen, Ransomes, Ryan, Iseki.
          ==========================================================================================================================


                                                                                                    1998 TEXTRON ANNUAL REPORT    61

TEXTRON BUSINESS DIRECTORY
(CONTINUED)

====================================================================================================================================
INDUSTRIAL     INDUSTRIAL COMPONENTS                                  Tools and accessories for the wire and cable industry;
(continued)                                                           components for the commercial aerospace and
                                                                      defense industries.

                    ----------------------------------------------------------------------------------------------------------------
                    GREENLEE TEXTRON         Barclay S. Olson         Products for wire and cable installation, maintenance
                    (INCLUDES GERMANY-BASED       President           and testing in residential, commercial and
                    KLAUKE)                                           industrial facilities.

                    ================================================================================================================
                    TEXTRON LYCOMING         James A. Koerner         Piston aircraft engines and replacement parts for the
                                                  President           general aviation market.

                    ----------------------------------------------------------------------------------------------------------------
                    TEXTRON MARINE &         G.L. (Topper) Long       Air cushion amphibious landing craft, search and rescue
                    LAND SYSTEMS                  President           craft, armored vehicles, turrets and artillery systems
                                                                      and advanced suspension systems.

                    ----------------------------------------------------------------------------------------------------------------
                    TURBINE ENGINE           G.L. (Topper) Long       Air and land-based gas turbine engine components
                    COMPONENTS TEXTRON            President           for engine OEMs.


====================================================================================================================================
FINANCE             TEXTRON FINANCIAL        Stephen A. Giliotti       Commercial financing for the purchase and lease
                    CORPORATION                   President            of Textron and independent products including:
                                                                       equipment, aircraft, golf and timeshare; also
                                                                       provides syndication activity, third-party asset
                                                                       management and portfolio services.



62   1998 TEXTRON ANNUAL REPORT