Form 10-K405, Exhibit 13
period 2000-01-01
TEXTRON INC
filed 2000-03-17
CIK 217346

                                                                     Exhibit 13
Business Segment Data

   For a description of the businesses comprising each segment, see pages 66 through 68.

                                                                                                                  OPERATING
                                                  REVENUES                    OPERATING INCOME                 INCOME MARGINS
                                       -----------------------------------------------------------       ---------------------------
(In millions)                             1999       1998       1997       1999      1998     1997       1999       1998       1997
------------------------------------------------------------------------------------------------------------------------------------
Aircraft                               $ 3,744     $3,189     $3,025     $  362    $  338    $ 313        9.7%      10.6%      10.3%
Automotive                               2,916      2,405      2,127        228       179      150        7.8        7.4        7.1
Industrial                               4,456      3,722      3,181        483       410      346       10.8       11.0       10.9
Finance                                    463        367        350        128       113      108       27.6       30.8       30.9
------------------------------------------------------------------------------------------------------------------------------------
                                       $11,579     $9,683     $8,683      1,201     1,040      917       10.4%      10.7%      10.6%
====================================================================----------------------------------------------------------------
Gain on sale of division                                                     --        97       --
Special credits/(charges)                                                     1       (87)      --
Corporate expenses and other - net                                         (143)     (141)    (152)
Interest income                                                              27        --       --
Interest expense                                                            (56)     (146)    (117)
--------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes*                                                   $1,030    $  763    $ 648
==================================================================================================

*Before distributions on preferred securities of subsidiary trusts.




1999 REVENUES - $11.6 BILLION

                                  [PIE CHART]

Aircraft                                           $3,744                    32%
Automotive                                         $2,916                    25%
Industrial                                         $4,456                    39%
Finance                                            $  463                     4%


1999 OPERATING INCOME - $1.201 BILLION

                                  [PIE CHART]

Aircraft                                           $362                      30%
Automotive                                         $228                      19%
Industrial                                         $483                      40%
Finance                                            $128                      11%




28     Consistent Growth

Management's Discussion and Analysis



RESULTS OF OPERATIONS


                                  [BAR CHART]

Revenues

1997                                   $ 8,683                               16%
1998                                   $ 9,683                               12%
1999                                   $11,579                               20%


                                  [BAR CHART]

Earnings per Share*

1997                                   $2.19                                 23%
1998                                   $2.68                                 22%
1999                                   $4.05                                 51%

*Income from continuing operations - diluted




Textron Inc.

1999 vs. 1998

- Diluted earnings per share from continuing operations for 1999 were $4.05 per share, up 51% from the 1998 amount of $2.68. Income from continuing operations in 1999 of $623 million was up 41% from $443 million in 1998. Revenues increased 20% to $11.6 billion in 1999 from $9.7 billion in 1998.

- In August 1998, Textron announced that it had reached an agreement to sell Avco Financial Services (AFS) to Associates First Capital Corporation for $3.9 billion in cash. The sale of AFS was completed on January 6, 1999 and a gain of $1.62 billion on the sale of AFS was recorded in the first quarter 1999. Textron also recorded an extraordinary loss of $43 million (net of tax) on the early retirement of debt in the first quarter 1999. Textron increased the gain on the sale of AFS to $1.65 billion in the fourth quarter 1999, as a result of finalizing all activities associated with the sale. Net income, including the gain and extraordinary loss, was $2.23 billion vs. $608 million in 1998, which included $165 million from AFS, a discontinued operation.

- Operating income of Textron's four business segments aggregated $1.201 billion in 1999, up 15% from 1998, as a result of continued improved financial results across all business segments, reflecting the benefit of organic growth and acquisitions.

- Total segment margins decreased to 10.4% in 1999 from 10.7% in 1998, due primarily to lower Aircraft margins and the impact of lower margin acquisitions.

- Interest income and expense - the net interest expense for Textron Manufacturing decreased $117 million as a result of the proceeds received in January 1999 from the divestiture of AFS. Interest income increased $27 million, as a result of Textron's net investment position during the year, while interest expense decreased $90 million due to a lower level of average debt, resulting from the pay down of debt with the AFS proceeds, partially offset by incremental debt associated with acquisitions and share repurchases.

1998 vs. 1997

- Diluted earnings per share from continuing operations for 1998 were $2.68 per share, up 22% from the 1997 amount of $2.19. Income from continuing operations in 1998 of $443 million was up 19% from $372 million in 1997. Revenues increased 12% to $9.7 billion in 1998 from $8.7 billion in 1997. Net income including the results of AFS which is a discontinued operation was $608 million vs. $558 million in 1997.

- Operating income of Textron's four business segments aggregated $1.040 billion in 1998, up 13% from 1997, as a result of continued improved financial results across all business segments.

-    Total segment margins increased to 10.7% in 1998 from 10.6% in 1997.

- Corporate expenses and other - net decreased $11 million due primarily to 1997 costs associated with the termination of interest rate swap agreements no longer qualifying as accounting hedges and 1997 litigation expenses related to a divested operation.

- Interest income and expense - the net interest expense for Textron manufacturing increased $29 million due to higher average debt resulting from the incremental debt associated with acquisitions and share repurchases, partially offset by the payment of debt with proceeds in 1997 from the divestiture of Paul Revere.




                                               1999 Textron Annual Report     29

AIRCRAFT

                                  [BAR CHART]

Revenues

1997                                   $ 3,025                               17%
1998                                   $ 3,189                                5%
1999                                   $ 3,744                               17%


                                  [BAR CHART]

Operating Income

1997                                   $313                                  20%
1998                                   $338                                   8%
1999                                   $362                                   7%




Aircraft

1999 vs. 1998

The Aircraft segment's revenues and income increased $555 million (17%) and $24 million (7%), respectively, due to higher results at Cessna Aircraft.

- Cessna Aircraft's revenues increased $435 million as a result of higher sales of business jets, primarily the Citation X and the Citation Excel, higher single-engine piston aircraft sales, and increased spares and service revenues. Its income increased as a result of the higher sales, partially offset by increased manufacturing costs associated with the ramp-up in production of new aircraft, higher warranty expense and increased new product development expense related to the Citation CJ2.

- Bell Helicopter's revenues increased $120 million, due primarily to higher revenues on the V-22 production contract ($105 million) and the Huey and Cobra upgrade contracts ($63 million) and higher foreign military sales ($42 million), partially offset by lower commercial and U.S. Government helicopter sales ($102 million). Bell's income was unchanged from the 1998 level. 1999 results reflected the full year recognition into income ($37 million in 1999 vs. $10 million in 1998) of cash received in the fourth quarter of 1998 on the formation of a joint venture on the Bell Agusta commercial tiltrotor program (BA609), partially offset by higher expense related to new product development, while 1998 results reflected favorable contract adjustments related to the Bell-Boeing V-22 Engineering, Manufacturing and Development contract.

          Research and development efforts for the BA609 program are provided by each joint venture partner in accordance with work plans developed at the time of the venture formation. Under the agreement, the venture is jointly controlled by both partners, with the individual parties retaining management responsibility for individual programs within the venture. Bell's research and development effort under the program is classified as company-funded research and development and totaled approximately $60 million in 1999. This amount is net of approximately $23 million of reimbursements from the joint venture partner, but excludes all amounts spent by Agusta for development activities that it is responsible for under the joint venture agreement. In addition, a portion of Bell's development responsibilities under the partnership agreement are being performed by risk-sharing subcontractors. The joint venture agreement provides for the sharing of marketing and production efforts and related profits on the BA609 program, as well as on other aircraft under development.

1998 vs. 1997

The Aircraft segment's revenues increased $164 million (5%) and income before special charges increased $25 million (8%) due to higher results at Cessna Aircraft.

- Cessna Aircraft's revenues increased $301 million, primarily as a result of higher sales of business jets, single-engine piston aircraft and Caravans. Income increased as a result of the higher sales combined with improved results in the single-engine piston aircraft business.

- Bell Helicopter's revenues decreased $137 million, due primarily to the completion in 1997 of the Canadian Forces contract ($180 million), partially offset by higher commercial spares sales ($23 million) and higher revenues to the U.S. Government ($29 million). The higher U.S. Government revenues were due to higher revenues on the V-22 program ($89 million) and the Huey and Cobra upgrade contracts ($51 million), partially offset by lower foreign military sales ($39 million) and lower revenues on other U.S. Government aircraft and spares ($72 million). Bell's income decreased due to the lower revenues and a change in product mix, primarily resulting from lower margins on U.S. Government contracts. This unfavorable impact was partially offset by the benefit on the BA609 program from the joint venture with Agusta described above, and a lower level of product development expense in 1998.

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



30     Consistent Growth

AUTOMOTIVE
REVENUES

                                  [BAR CHART]


1997                                   $ 2,127                               31%
1998                                   $ 2,405                               13%
1999                                   $ 2,916                               21%


OPERATING
INCOME

                                  [BAR CHART]

1997                                   $150                                   3%
1998                                   $179                                  19%
1999                                   $228                                  27%

Automotive

1999 vs. 1998

The Automotive segment's revenues increased $511 million (21%), while income increased $49 million (27%). The increase in revenues was due primarily to higher North American market penetration by Kautex and higher sales at Trim, reflecting increased production at DaimlerChrysler, Ford and General Motors, which was depressed in 1998 by a strike. The increase in revenues also reflected the benefit of the Textron Breed Automotive S.r.l. joint venture and the Midland Industrial Plastics acquisition. Despite customer price reductions, income increased due to the contribution from higher organic sales and improved operating performance at Trim and Kautex.

1998 vs. 1997

The Automotive segment's revenues increased $278 million (13%), while income before special charges increased $29 million (19%). The revenue increase was due to higher North American market penetration by Kautex and higher sales at Trim, due primarily to increased Chrysler production (which was depressed by a strike at Chrysler in the second quarter of 1997) and the contribution from acquisitions. These revenue increases were partially offset by the impact of a strike at General Motors in 1998 and the impact of customer price reductions. The increase in income reflected the above factors and improved operating performance at Trim.


INDUSTRIAL
REVENUES

                                  [BAR CHART]


1997                                   $ 3,181                                8%
1998                                   $ 3,722                               17%
1999                                   $ 4,456                               20%


OPERATING
INCOME

                                  [BAR CHART]

1997                                   $346                                  15%
1998                                   $410                                  18%
1999                                   $483                                  18%




Industrial

1999 vs. 1998

The Industrial segment's revenues and income before special charges increased $734 million (20%) and $73 million (18%), respectively.

- Fastening Systems revenues increased $324 million (18%) as a result of the contribution from acquisitions, primarily Flexalloy, Ring Screw Works, Peiner, Sukosim and InteSys, partially offset by lower revenues in Europe, which were negatively impacted by foreign exchange. Its income increased as the benefit from acquisitions more than offset the lower revenues in Europe. Results were also affected by unfavorable operating performance at certain plants in Europe caused by production scheduling issues, integration costs in the Vendor Managed Inventory business, lower income at an automotive plant related to economic conditions in Brazil and non-recurring costs associated with restructuring programs started in 1999.

- Other Industrial Products revenues increased $410 million (21%) as a result of the contribution from acquisitions, primarily David Brown, OmniQuip, Ransomes and Progressive Electronics, and higher organic sales at Golf, Turf Care And Specialty Products and Greenlee. Its income increased as a result of the higher sales combined with strong margin improvement at Golf, Turf Care And Specialty Products and Textron Systems, and a gain on the sale of a product line. These benefits were partially offset by lower organic sales at Power Transmission Products, reflecting a decline in the worldwide mechanical power transmission market, and Turbine Engine Components due to lower customer requirements, and the impact of the divestiture of Fuel Systems in the second quarter 1998. In addition, 1998 results were depressed by a one-month strike at a Turf Care plant.

1998 vs. 1997

The Industrial segment's revenues and income before special charges increased $541 million (17%) and $64 million (18%), respectively.

- Fastening Systems revenues increased $260 million (17%) as a result of the contribution from acquisitions, primarily Ring Screw Works, Sukosim and Peiner. Its income increased as a result of the higher sales and improved operating performance. These benefits were partially offset by a strike at General Motors in 1998.

- Other Industrial Products revenues increased $281 million (17%) as a result of the contribution from acquisitions, primarily Ransomes and David Brown and higher organic sales across all business groups. Its income increased as a result of the higher sales combined with ongoing margin improvement, primarily at Golf, Turf Care And Specialty Products and Textron Systems. These benefits were partially offset by the divestitures of Speidel in the fourth quarter 1997 and Fuel Systems in the second quarter 1998, the impact of a one-month strike at a Textron Turf Care And Specialty Products plant in the second quarter 1998, and unfavorable contract adjustments related to certain Industrial Component products.


                                               1999 Textron Annual Report     31

FINANCE
REVENUES

                                  [BAR CHART]

1997                                   $ 350                                  7%
1998                                   $ 367                                  5%
1999                                   $ 463                                 26%


OPERATING
INCOME

                                  [BAR CHART]

1997                                   $108                                  13%
1998                                   $113                                   5%
1999                                   $128                                  13%


Finance

1999 vs. 1998

The Finance segment's revenues increased $96 million (26%), while income increased $15 million (13%). Revenues increased due to a higher level of average receivables ($4.252 billion in 1999 vs. $3.190 billion in 1998), reflecting both acquisitive and organic growth, and an increase in syndication and servicing fee income. This was partially offset by lower yields on receivables, reflecting lower prevailing interest rates. Income increased as the benefit of higher revenues was partially offset by higher expenses related to growth in managed receivables and a higher provision for loan losses related to growth in receivables and higher charge-offs in the revolving credit portfolio. This was partially offset by a lower provision for loan losses in the real estate portfolio. Included in 1999 results was a gain of $4.7 million on the sale of an investment in the third quarter, while third quarter 1998 results included a gain of $3.4 million on the securitization of Textron-related receivables.

1998 vs. 1997

The Finance segment's revenues increased $17 million (5%), while income increased $5 million (5%). Revenues increased due to a higher level of average receivables ($3.190 billion in 1998 vs. $3.128 billion in 1997) and an increase in residual, prepayment and portfolio servicing income. Income increased as the benefit of the higher revenues and a lower provision for losses was partially offset by higher expenses related to growth in managed receivables. Both years included a gain of approximately $3 million on the securitization of Textron-related receivables.

Special (credits)/charges

As discussed in Note 16, Textron has recorded pre-tax charges of $18 million and $87 million in 1999 and 1998, respectively, related to restructuring activities. The charges include asset impairments, severance costs, and other exit related costs associated with cost reduction programs and announced plant closures. Textron continues to evaluate additional programs and expects cost reduction efforts to continue over the next year. Additional charges may be required in the future when such programs become finalized.

     In the third quarter of 1999, Textron recorded a gain of $19 million as a result of shares granted to Textron from Manulife Financial Corporation's initial public offering on their demutualization of Manufacturers Life Insurance Company.

DISCONTINUED OPERATIONS

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

LIQUIDITY & CAPITAL RESOURCES

The liquidity and capital resources of Textron's operations are best understood by separately considering its independent borrowing groups, Textron Manufacturing and Textron Finance. Textron Manufacturing consists of Textron Inc., the parent company, consolidated with the entities which operate in the Aircraft, Automotive and Industrial business


32     Consistent Growth
segments, whose financial results are a reflection of the ability to manage and finance the development, production and delivery of tangible goods and services. Textron Finance consists of Textron's wholly-owned commercial finance subsidiary, Textron Financial Corporation, consolidated with its subsidiaries. Textron Finance's financial results are a reflection of its ability to provide financial services in a competitive marketplace, at the appropriate pricing, while managing the associated financial risks. The fundamental differences between each borrowing group's activities result in different measures used by investors, rating agencies and analysts.


Operating Cash Flows

Textron's financial position continued to be strong at the end of 1999. During 1999, cash flows from operations was the primary source of funds for operating needs and capital expenditures of Textron Manufacturing. Operating activities have generated increased cash flow in each of the past three years. The Statements of Cash Flows for each borrowing group detailing the changes in cash balances are on pages 42-43. Textron Manufacturing's operating cash flow includes dividends received from Textron Finance. Beginning in early 1999, the methodology used by Textron Finance to determine the amount of dividends to be paid to Textron Manufacturing changed from payments based on Textron Finance maintaining a leverage ratio of 6.5 to 1 to payments based on maintaining a leverage ratio of 7.5 to 1.



Financing

Textron has a financial target of maintaining its debt to capital ratio in the low to mid-30% range. Consistent with the analytical methodology used by members of the financial community, leverage of the manufacturing operations excludes the debt of Textron Finance for the purposes of calculating leverage pursuant to Textron's financial targets. In turn, Textron Finance evaluates its leverage by limiting borrowing so that its leverage will not exceed a ratio of debt to tangible equity of 7.5 to 1. As a result, surplus capital of Textron Finance will be returned to Textron, and additional capital required for growth will be infused or left in the business, assuming Textron Finance's returns are consistent with Textron's standards.

     Borrowings have historically been a secondary source of funds for Textron Manufacturing and, along with the collection of finance receivables, are a primary source of funds for Textron Finance. Both Textron Manufacturing and Textron Finance utilize a broad base of financial sources for their respective liquidity and capital requirements. The Company's strong credit ratings from Moody's (A2 - Long-Term; P1 - Short-Term), Standard & Poor's (A - Long-Term; A1
- Short-Term) and Duff & Phelps (A - Long-Term; D1 - Short-Term) provide flexibility in obtaining funds on competitive terms. The Company's credit facilities are summarized on pages 49-50.

     During 1999, Textron retired $553 million of long-term high coupon debt and terminated $479 million of interest rate exchange agreements designated as hedges of the retired borrowings. As a result, Textron recorded, as an extraordinary item, an after-tax loss of $43 million.

     During 1999, Textron issued $300 million of 6.375% senior notes which mature in 2004. The proceeds from the sale of notes will be used for general corporate purposes. Textron entered into two $300 million interest rate swaps in connection with these notes. The first swap effectively converts the fixed rate notes to floating rate. The second swap was to insulate Textron against potentially higher floating rate interest rates around year-end 1999.

     In 1999, Textron filed a shelf registration statement with the Securities and Exchange Commission registering up to $2 billion in common stock, preferred stock and debt securities of Textron and preferred securities of trusts sponsored by Textron. During the third quarter of 1999, Textron issued $500 million of 6.75% senior notes due 2002 under this registration.

     During the fourth quarter of 1999, Textron Finance filed a Form S-3 registration statement with the Securities and Exchange Commission under the Securities Act of 1933. Under this shelf registration, Textron Finance may issue debt securities in one or more offerings up to a total maximum offering price of $3 billion. In December 1999, Textron Finance issued $600 million of fixed rate notes and $400 million of variable rate notes under this facility, the proceeds of which were used to refinance maturing commercial paper and long-term debt.

     At year-end 1999, Textron and Textron Finance have $1.5 billion and $2 billion, respectively, available for the issuance of unsecured debt securities under shelf-registration statements with the Securities and Exchange Commission. In early 2000, Textron



                                               1999 Textron Annual Report     33
established a two billion Euro medium term note facility. Textron Finance also has a medium-term note facility of which $115 million is available at year-end 1999. The Company believes that both borrowing groups, individually and in the aggregate, have adequate credit facilities and have available access to capital markets to meet their long-term financing needs.

Dispositions

On January 6, 1999, Textron completed its sale of Avco Financial Services to Associated First Capital Corporation for $3.9 billion in cash. Net after-tax proceeds were approximately $2.9 billion, resulting in an after-tax gain of $1.65 billion. Proceeds from the AFS disposition had a significant short-term impact on Textron's capital structure. Textron assessed the potential incremental benefits that it could earn from investing the AFS proceeds (within the Company's established investment policies) versus the interest cost avoidance from the retirement of borrowings and determined that the latter provided the greatest value to shareholders. Therefore, in early 1999, the Company used the proceeds to repay long-term and short-term borrowings of Textron Manufacturing and Textron Finance commercial paper. Interest rate swaps designated as hedges of retired borrowings were also terminated.

Uses of Capital

Textron measures its existing businesses, and evaluates proposed capital projects and acquisitions on the basis of their ability to achieve a return on invested capital (ROIC) of at least 15 percent. ROIC measures the ability of a business or project to achieve an acceptable return on its capital irrespective of how it is financed. Textron sets rigorous financial criteria for evaluating potential acquisitions. Potential acquisitions must:

- Contribute to EPS immediately, or have significant earnings growth potential.

- Achieve "economic profit" - earnings over and above the cost of capital, which Textron estimates at 10 percent after tax for domestic manufacturing (13 percent for domestic finance) - within a three-year time period. If an acquisition cannot produce an economic profit within this time frame, it must have a sound strategic justification (such as protecting an existing business with acceptable returns on capital) or the capital is better returned to shareholders.

- Have a capability to achieve an ROIC of at least 15 percent (18% for Textron Finance).

     Acquisitions by Textron Manufacturing are evaluated on an enterprise basis, so that the capital employed is equal to the price paid for the target company's equity plus any debt assumed. During the past three years, Textron acquired 30 companies in the Manufacturing segments for an aggregate cost of $2.8 billion, including notes issued for approximately $234 million, treasury stock issued for $32 million and $571 million of debt assumed.

     Acquisitions of Textron Finance are evaluated on the basis of the amount of Textron parent company capital that Textron would have to set aside so that the acquisition could be levered at a debt to tangible equity ratio with the Finance Company of 7.5 to 1. During the past three years, Textron Finance acquired six companies. The capital required for these acquisitions was $387 million. The actual cost of the acquisitions was $1.5 billion, including debt assumed of $595 million.

     Capital spending increased in 1999 by approximately $57 million. This increase was primarily used to expand aircraft and industrial capacity. Capital spending for 2000 is expected to increase from 1999, as a result of initiatives to increase aircraft and automotive capacity and to expand fluid and power capabilities.

     In 1999, Textron repurchased 9.8 million shares of common stock under its Board authorized share repurchase program at an aggregate cost of $751 million. Textron's Board of Directors raised the annual dividend per common share to $1.30 in 1999 from $1.14 in 1998. In 1999, dividend payments to shareholders included four payments as opposed to 1998 when three payments were paid. Dividend payments to shareholders in 1999 amounted to $192 million, an increase of $49 million from 1998.


34     Consistent Growth

FINANCIAL RISK MANAGEMENT

Interest Rate Risks

Textron's financial results are affected by changes in U.S. and foreign interest rates. As part of managing this risk, the Company enters into interest rate exchange agreements to convert certain variable-rate debt to long-term fixed-rate debt and vice versa. The overall objective of Textron's interest rate risk management is to achieve a prudent balance between floating and fixed-rate debt. The Company's mix of fixed and floating rate debt is continuously monitored by management and is adjusted, as necessary, based on evaluation of internal and external factors.

     Historically, Textron Manufacturing has financed foreign acquisitions with domestic borrowings. In most cases, such borrowings are converted synthetically into foreign currency borrowings by means of foreign currency exchange agreements. Under the terms of the agreements, Textron is obligated to make floating rate foreign currency interest payments to the counterparties, and the counterparties, in turn, are obligated to make floating rate U.S. dollar interest payments to Textron. These payments are recorded as an adjustment to interest expense. At year-end 1999, Textron Manufacturing has begun to utilize actual foreign currency borrowings to finance foreign acquisitions and will continue to use those instruments to manage its interest rate risks.

     In June 1999, Textron entered into fixed rate interest rate exchange agreements to fix the interest rate on certain foreign currency exchange agreements and other floating rate debt. The purpose of the fixed rate interest rate exchange agreements, which all mature by March 21, 2000, was to insulate Textron against potentially higher interest rates around year-end 1999. The fixed rate interest rate exchange agreements have the following notional principal amounts: $297 million in Euros; $344 million in British Pound sterling; and $300 million in U.S. dollars.

     The difference between the rates Textron Manufacturing received and the rates it paid on interest rate exchange agreements did not significantly impact interest expense in 1999 or 1998.

     Textron Finance's strategy is to match interest-sensitive assets with interest-sensitive liabilities to limit the Company's exposure to changes in interest rates. As part of managing this matching strategy, Textron Finance has entered into interest rate exchange agreements. At year-end 1999, Textron Finance has also entered into a basis swap to lock-in desired spreads between certain interest-earning assets and certain interest-bearing liabilities. The difference between the variable-rate Textron Finance received and the fixed rate it paid on interest rate exchange agreements increased its reported interest expense by $2 million in 1999; $2 million in 1998 and $1 million in 1997.



Foreign Exchange Risks and Euro Conversion

Textron's financial results are affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which products are manufactured and/or sold. Textron Manufacturing's primary currency exposures are the European Common Currency (Euro), British Pound, and Canadian Dollar.

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

     The notional amount of outstanding foreign exchange contracts and currency swaps was approximately $1.3 billion at year-end 1999 and 1998.

     Effective January 1, 1999, the European Economic and Monetary Union entered into a three-year transition phase during which a common currency, the Euro, was introduced in participating countries. The legacy currencies will remain legal tender for cash transactions between January 1, 1999 and January 1, 2002 at which time all legacy currencies will be withdrawn from circulation and the new Euro denominated bills and coins will be used for cash transactions. Textron has operations within the eleven participating countries that began utilizing the Euro as their local currency in 1999. Additionally, Textron's operations in other European countries and elsewhere in the world are conducting business transactions with customers and suppliers that are denominated in the Euro. The Euro conversion has not had a material impact on Textron's business.



                                               1999 Textron Annual Report     35

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

     Presented below is a sensitivity analysis of the fair value of Textron's financial instruments at year-end. The following table illustrates the hypothetical change in the fair value of the Company's financial instruments at year-end assuming a 10% decrease in interest rates and a 10% strengthening in exchange rates against the U.S. dollar. The estimated fair value of the financial instruments was determined by discounted cash flow analysis and by independent investment bankers. This sensitivity analysis is most likely not indicative of actual results in the future.



                                                                             1999                                              1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                     HYPOTHETICAL                                      Hypothetical
                                    CARRYING            FAIR               CHANGE      Carrying           Fair               Change
(In millions)                          VALUE           VALUE        IN FAIR VALUE         Value          Value        In Fair Value
------------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE RISK
Textron Manufacturing:
    Debt                             $ 1,745         $ 1,740              $    22       $ 2,615        $ 2,706              $    27
    Interest rate
        exchange agreements               --               7                  (10)           --            (11)                 (18)
Textron Finance:
    Finance receivables                4,647           4,665                   57         2,774          2,837                   28
    Debt                               4,551           4,535                   38         2,829          2,836                   12
    Interest rate
        exchange agreements               --              (2)                   1            --              1                    1
FOREIGN EXCHANGE RATE RISK
Textron Manufacturing:
    Debt                                 285             286                   23           319            334                   33
    Foreign exchange contracts            --              (6)                 (22)           --              9                  (23)
    Currency swaps                       (21)            (25)                  88            14             10                   84
    Interest rate
        exchange agreements               --               1                   --            --             --                   --
------------------------------------------------------------------------------------------------------------------------------------


OTHER MATTERS

Environmental

As with other industrial enterprises engaged in similar businesses, Textron is involved in a number of remedial actions under various federal and state laws and regulations relating to the environment which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which their hazardous wastes or materials were disposed or released. Expenditures to evaluate and remediate contaminated sites approximated $16 million, $10 million and $10 million in 1999, 1998, and 1997, respectively. Textron currently projects that expenditures for remediation will range between $10 million and $15 million for each of the years 2000 and 2001.

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




36     Consistent Growth

Year 2000 Disclosure

Year 2000 Program

In early 1997, Textron began a company-wide program (the "Program") to assess the possible vulnerability of Textron to the Year 2000 problem and to minimize the effect of the problem on Textron's operations. The Program was centrally directed from the Year 2000 Program Office at Textron's corporate headquarters and was executed at each Textron business unit. The Program addressed five "Major Elements" at the corporate headquarters and each business unit:

- Business Systems: management information systems and personal computer applications, including the computing environments that support them.

- Factory and Facilities Equipment: equipment that uses a computer to control its operation either for producing an end-product or providing services.

- End-Products: software products, delivered either alone or as a component of another product, that are supplied to Textron customers.

- Suppliers: assurance that those who sell goods and services to Textron will not interrupt Textron operations due to the Year 2000 problem.

- Customers: assurance that those who buy goods and services from Textron will not interrupt Textron operations due to the Year 2000 problem.

     As of January 1, 2000, the Program is complete for all systems critical to operations. Subsequent to January 1, 2000, there have been no system failures or significant incidents reported at any Textron location. Certain activities remain to be completed relating to further enhancements to or replacement of non-critical systems. These are not expected to have an adverse impact on the operations of Textron.

Year 2000 Costs

The total cost of the Year 2000 Program for continuing operations is estimated to be approximately $115 million. Approximately $58 million is for modifications to existing items and other program expenses and $57 million is for replacement systems which have been or are expected to be capitalized in accordance with Company policy. Through January 1, 2000, total expenditures were $111 million. The estimated future cost to complete the Program is expected to be approximately $4 million including approximately $1 million for replacement systems. The Year 2000 Program has delayed certain other Textron information management projects. Delay of these projects has not had an adverse impact on Textron.

Backlog

Textron's commercial backlog was $7.2 billion and $5.6 billion at the end of 1999 and 1998, respectively, and U.S. Government backlog was $2.0 billion at the end of 1999 and $2.1 billion at the end of 1998. Backlog for the Aircraft segment was approximately 81% and 78% of Textron's commercial backlog at the end of 1999 and 1998, respectively, and 80% and 73% of Textron's U.S. Government backlog at the end of 1999 and 1998, respectively.

Foreign Military Sales

Certain Company products are sold through the Department of Defense's Foreign Military Sales Program. In addition, Textron sells directly to select foreign military organizations. Sales under these programs totaled approximately 1.8% of Textron's consolidated revenue in 1999 (0.6% in the case of foreign military sales and 1.2% in the case of direct sales) and 1.6% in 1998 (0.3% and 1.3%, respectively). Such sales include military and commercial helicopters, armored vehicles, turrets, and spare parts and in 1999 were made primarily to the countries of Venezuela (41%), Taiwan (34%), Japan (4%), Jamaica (4%), Bulgaria (3%), Israel (2%), and Germany (2%). All sales are made in full compliance with all applicable laws and in accordance with Textron's code of conduct.




                                               1999 Textron Annual Report     37

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued FAS 133 "Accounting for Derivative Instruments and Hedging Activities." FAS 133 requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. In June 1999, the FASB issued FAS 137 which deferred the effective date of FAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Textron is evaluating the potential impact of this pronouncement on future reporting.

     At the September 23, 1999 meeting, the EITF reached a consensus on Issue 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." The Issue addresses pre-production costs incurred by original equipment manufacturers (OEM) suppliers (e.g., automotive manufacturers) to perform certain services related to the design and development of the parts they will supply to the OEM as well as the design and development costs to build molds, dies and other tools that will be used in producing the parts. The consensus generally requires all design and development costs for products to be sold under long-term supply arrangements to be expensed unless there is a contractual guarantee that provides for specific required payments for design and development costs.

     The Task Force concluded that the provisions of this consensus should be applied prospectively for costs incurred after December 31, 1999, with the option to elect adoption through a cumulative effect of change in accounting principle. At January 1, 2000, other assets includes approximately $93 million of customer engineering costs for which customer reimbursement is anticipated but not contractually guaranteed. Textron will comply with the provisions of this consensus by writing-off all capitalized customer engineering costs that would not qualify for capitalization. In the first quarter of fiscal 2000, Textron will report a Cumulative Effect of Change in Accounting Principle of $59 million (net of tax), or approximately $0.39 per diluted share related to the adoption of this consensus. The effect of this change in accounting on future results will not have a significant impact on income from continuing operations in the affected segments (principally Automotive).

                                    * * * * *

Forward-looking Information: Certain statements in this Report, and other oral and written statements made by Textron from time to time, are forward-looking statements, including those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (a) the extent which Textron is able to successfully integrate acquisitions, (b) changes in worldwide economic and political conditions and associated impact on interest and foreign exchange rates, (c) the occurrence of work stoppages and strikes at key facilities of Textron or Textron's customers or suppliers, (d) the extent to which the Company is able to successfully develop, introduce, and launch new products and enter new markets, and (e) the level of government funding for Textron products. For the Aircraft Segment: (a) the timing of certifications of new aircraft products and (b) the occurrence of a severe downturn in the U.S. economy that discourages businesses from purchasing business jets. For the Automotive Segment: (a) the level of consumer demand for the vehicle models for which Textron supplies parts to automotive original equipment manufacturers ("OEM's") and (b) the ability to offset, through cost reductions, pricing pressure brought by automotive OEM customers. For the Industrial Segment: the ability of Textron Fastening Systems to offset, through cost reductions, pricing pressure brought by automotive OEM customers. For the Finance Segment: (a) the level of sales of Textron products for which Textron Financial Corporation offers financing and (b) the ability of Textron Financial Corporation to maintain credit quality and control costs when entering new markets.



38     Consistent Growth

REPORT OF MANAGEMENT

Management is responsible for the integrity and objectivity of the financial data presented in this Annual Report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include amounts based on Management's best estimates and judgments. The independent auditors, Ernst & Young LLP, have audited the consolidated financial statements and have considered the internal control structure to the extent they believed necessary to support their report, which appears below.

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

The Audit Committee of our Board of Directors, on behalf of the shareholders, oversees management's financial reporting responsibilities. The Audit Committee, comprised of seven directors who are not officers or employees of the Company, meets regularly with the independent auditors, management and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the independent auditors and the internal auditors have free and full access to senior management and the Audit Committee.

/s/ Lewis B. Campbell
---------------------
    Lewis B. Campbell
    Chairman and Chief Executive Officer


/s/ Stephen L. Key
---------------------
    Stephen L. Key
    Executive Vice President and Chief Financial Officer
    January 25, 2000



REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Textron Inc.

We have audited the accompanying consolidated balance sheets of Textron Inc. as of January 1, 2000 and January 2, 1999, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Inc. at January 1, 2000 and January 2, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP
---------------------

Boston, Massachusetts
January 25, 2000

                                               1999 Textron Annual Report     39

Consolidated Statements of Income

For each of the three years in the period ended January 1, 2000

   (In millions except per share amounts)                                                        1999           1998           1997
                                                                                             ---------------------------------------
   TEXTRON MANUFACTURING
   Revenues                                                                                  $ 11,116       $  9,316       $  8,333
   COSTS AND EXPENSES
   Cost of sales                                                                                9,111          7,572          6,836
   Selling and administrative                                                                   1,075            958            840
   Gain on sale of division                                                                        --            (97)            --
   Special (credits)/charges, net                                                                  (1)            87             --
   Interest expense                                                                                56            146            117
   Interest income                                                                                (27)            --             --
   ---------------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                                  10,214          8,666          7,793
   ---------------------------------------------------------------------------------------------------------------------------------
   Manufacturing income                                                                           902            650            540
   ---------------------------------------------------------------------------------------------------------------------------------
   TEXTRON FINANCE
   Revenues                                                                                       463            367            350
   COSTS AND EXPENSES
   Interest                                                                                       204            155            153
   Selling and administrative                                                                      99             79             66
   Provision for losses on collection of finance receivables                                       32             20             23
   ---------------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                                     335            254            242
   ---------------------------------------------------------------------------------------------------------------------------------
   Finance income                                                                                 128            113            108
   ---------------------------------------------------------------------------------------------------------------------------------
   TOTAL COMPANY
   Income from continuing operations before income taxes and distributions
     on preferred securities of subsidiary trusts                                               1,030            763            648
   Income taxes                                                                                  (381)          (294)          (250)
   Distributions on preferred securities of subsidiary trusts, net of income taxes                (26)           (26)           (26)
   ---------------------------------------------------------------------------------------------------------------------------------
   INCOME FROM CONTINUING OPERATIONS                                                              623            443            372
   ---------------------------------------------------------------------------------------------------------------------------------
   Discontinued operations, net of income taxes:
     Income from operations                                                                        --            165            186
     Gain on disposal                                                                           1,646             --             --
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                1,646            608            558
   ---------------------------------------------------------------------------------------------------------------------------------
   Income before extraordinary loss                                                             2,269            608            558
   Extraordinary loss from debt retirement, net of income taxes                                   (43)            --             --
   ---------------------------------------------------------------------------------------------------------------------------------
   NET INCOME                                                                                $  2,226       $    608       $    558
   =================================================================================================================================
   PER COMMON SHARE:
   BASIC:
     INCOME FROM CONTINUING OPERATIONS                                                       $   4.14       $   2.74       $   2.25
     Discontinued operations, net of income taxes                                               10.94           1.03           1.13
     Extraordinary loss from debt retirement, net of income taxes                                (.28)            --             --
   ---------------------------------------------------------------------------------------------------------------------------------
   NET INCOME                                                                                $  14.80       $   3.77       $   3.38
   =================================================================================================================================
   DILUTED:
     INCOME FROM CONTINUING OPERATIONS                                                       $   4.05       $   2.68       $   2.19
     Discontinued operations, net of income taxes                                               10.70           1.00           1.10
     Extraordinary loss from debt retirement, net of income taxes                                (.27)            --             --
   ---------------------------------------------------------------------------------------------------------------------------------
   NET INCOME                                                                                $  14.48       $   3.68       $   3.29
   =================================================================================================================================

See notes to the consolidated financial statements.



40     Consistent Growth

Balance Sheets

As of January 1, 2000 and January 2, 1999

   (Dollars in millions)                                                                                        1999           1998
                                                                                                            ------------------------
   ASSETS
   TEXTRON MANUFACTURING
   Cash and cash equivalents                                                                                $    192       $     31
   Commercial and U.S. government receivables - net                                                            1,363          1,160
   Inventories                                                                                                 1,859          1,640
   Other current assets                                                                                          321            348
   Investment in discontinued operations                                                                          --          1,176
   ---------------------------------------------------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                                                                                      3,735          4,355
   ---------------------------------------------------------------------------------------------------------------------------------
   Property, plant, and equipment - net                                                                        2,484          2,185
   Goodwill - net                                                                                              2,807          2,119
   Other assets                                                                                                1,378          1,277
   ---------------------------------------------------------------------------------------------------------------------------------
     TOTAL TEXTRON MANUFACTURING ASSETS                                                                       10,404          9,936
   ---------------------------------------------------------------------------------------------------------------------------------
   TEXTRON FINANCE
   Cash                                                                                                           17             22
   Finance receivables - net                                                                                   5,487          3,528
   Other assets (including goodwill of $211 in 1999 and $27 in 1998)                                             485            235
   ---------------------------------------------------------------------------------------------------------------------------------
     TOTAL TEXTRON FINANCE ASSETS                                                                              5,989          3,785
   ---------------------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                                                           $ 16,393       $ 13,721
   =================================================================================================================================
   LIABILITIES AND SHAREHOLDERS' EQUITY
   LIABILITIES
   TEXTRON MANUFACTURING
   Current portion of long-term debt and short-term debt                                                    $    688       $  1,735
   Accounts payable                                                                                            1,262          1,010
   Income taxes payable                                                                                           87             76
   Other accrued liabilities                                                                                   1,219          1,098
   ---------------------------------------------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                                                                                 3,256          3,919
   ---------------------------------------------------------------------------------------------------------------------------------
   Accrued postretirement benefits other than pensions                                                           741            762
   Other liabilities                                                                                           1,336          1,367
   Long-term debt                                                                                              1,079            880
   ---------------------------------------------------------------------------------------------------------------------------------
     TOTAL TEXTRON MANUFACTURING LIABILITIES                                                                   6,412          6,928
   ---------------------------------------------------------------------------------------------------------------------------------
   TEXTRON FINANCE
   Other liabilities                                                                                             234            162
   Deferred income taxes                                                                                         307            322
   Debt                                                                                                        4,551          2,829
   ---------------------------------------------------------------------------------------------------------------------------------
     TOTAL TEXTRON FINANCE LIABILITIES                                                                         5,092          3,313
   ---------------------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES                                                                                        11,504         10,241
   ---------------------------------------------------------------------------------------------------------------------------------
   TEXTRON FINANCE - MANDATORILY REDEEMABLE PREFERRED SECURITIES OF FINANCE SUBSIDIARY HOLDING DEBENTURES         29             --
   ---------------------------------------------------------------------------------------------------------------------------------
   TEXTRON - OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST
     HOLDING SOLELY TEXTRON JUNIOR SUBORDINATED DEBT SECURITIES                                                  483            483
   ---------------------------------------------------------------------------------------------------------------------------------
   SHAREHOLDERS' EQUITY
   Capital stock:
     Preferred stock:
       $2.08 Cumulative Convertible Preferred Stock, Series A (liquidation value - $11)                            5              6
       $1.40 Convertible Preferred Dividend Stock, Series B (preferred only as to dividends)                       7              7
     Common stock (194,858,000 and 193,277,000 shares issued)                                                     24             24
   Capital surplus                                                                                             1,009            931
   Retained earnings                                                                                           5,817          3,786
   Accumulated other comprehensive income (loss)                                                                 (98)           (96)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                               6,764          4,658
     Less cost of treasury shares                                                                              2,387          1,661
   ---------------------------------------------------------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY                                                                                4,377          2,997
   ---------------------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                             $ 16,393       $ 13,721
   =================================================================================================================================

See notes to the consolidated financial statements.


                                               1999 Textron Annual Report     41

Statements of Cash Flows


For each of the three years in the period ended January 1, 2000                                             CONSOLIDATED
                                                                                                ------------------------------------
(In millions)                                                                                      1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM OPERATING ACTIVITIES:
   Income from continuing operations                                                            $   623       $   443       $   372
   Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
       Earnings of Textron Finance (greater than) less than distributions                            --            --            --
       Dividends received from discontinued operations                                               --           187           108
       Depreciation                                                                                 349           292           254
       Amortization                                                                                  91            69            56
       Provision for losses on receivables                                                           34            21            25
       Gain on sale of division, net of income taxes                                                 --           (54)           --
       Special (credits)/charges                                                                     (1)           87            --
       Deferred income taxes                                                                         63           (16)           68
       Changes in assets and liabilities excluding those related to acquisitions and divestitures:
           Decrease (increase) in commercial and U.S. government receivables                         34          (116)           44
           Decrease (increase) in inventories                                                        13          (157)          (89)
           Decrease (increase) in other assets                                                     (144)         (111)          (67)
           Increase (decrease) in accounts payable                                                  149            46            74
           Increase (decrease) in accrued liabilities                                               (85)          262          (103)
       Other - net                                                                                  (10)            8             1
   ---------------------------------------------------------------------------------------------------------------------------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  1,116           961           743
   ---------------------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from disposition of investments                                                          --            --           251
   Finance receivables:
     Originated or purchased                                                                     (4,920)       (4,069)       (2,712)
     Repaid or sold                                                                               4,090         3,459         2,441
     Proceeds on sales of securitized assets                                                         --           260           373
   Cash used in acquisitions                                                                     (1,574)         (956)         (364)
   Net proceeds from dispositions                                                                 2,950           117           549
   Capital expenditures                                                                            (532)         (475)         (374)
   Other investing activities - net                                                                  29            22            48
   ---------------------------------------------------------------------------------------------------------------------------------
       NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                              43        (1,642)          212
   ---------------------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase (decrease) in short-term debt                                                        (1,131)        1,571          (425)
   Proceeds from issuance of long-term debt                                                       3,195           438           401
   Principal payments and retirements on long-term debt                                          (2,174)         (534)         (427)
   Proceeds from exercise of stock options                                                           50            71            38
   Purchases of Textron common stock                                                               (751)         (712)         (328)
   Dividends paid                                                                                  (192)         (143)         (202)
   Dividends paid to Textron Manufacturing                                                           --            --            --
   Capital contributions to Textron Finance                                                          --            --            --
   ---------------------------------------------------------------------------------------------------------------------------------
       NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                                          (1,003)          691          (943)
   ---------------------------------------------------------------------------------------------------------------------------------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                             156            10            12
   Cash and cash equivalents at beginning of year                                                    53            43            31
   ---------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                                                     $   209       $    53       $    43
   =================================================================================================================================
   SUPPLEMENTAL INFORMATION:
   Cash paid during the year for interest                                                       $   239       $   345       $   293
   Cash paid during the year for income taxes (includes $912 in 1999 for AFS disposal)            1,167           260           156
   =================================================================================================================================


   *"Textron Manufacturing" income from continuing operations includes income from of Textron Inc., the parent company, consolidated with the entities which operate in the Aircraft, Automotive, and Industrial business segments and the pretax income from "Textron Finance." Textron Finance consists of Textron's wholly-owned commercial finance subsidiary, Textron Financial Corporation, consolidated with its subsidiaries. All significant transactions between Textron Manufacturing and Textron Finance have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

For each of the three years in the period ended January 1, 2000                                        TEXTRON MANUFACTURING*
                                                                                                ------------------------------------
(In millions)                                                                                      1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM OPERATING ACTIVITIES:
   Income from continuing operations                                                            $   623       $   443       $   372
   Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
       Earnings of Textron Finance (greater than) less than distributions                           (43)           (8)            6
       Dividends received from discontinued operations                                               --           187           108
       Depreciation                                                                                 337           282           243
       Amortization                                                                                  84            66            56
       Provision for losses on receivables                                                            2             1             2
       Gain on sale of division, net of income taxes                                                 --           (54)           --
       Special (credits)/charges                                                                     (1)           87            --
       Deferred income taxes                                                                         68           (18)           61
       Changes in assets and liabilities excluding those related to acquisitions and divestitures:
           Decrease (increase) in commercial and U.S. government receivables                         34          (116)           44
           Decrease (increase) in inventories                                                        13          (157)          (89)
           Decrease (increase) in other assets                                                     (143)         (130)          (54)
           Increase (decrease) in accounts payable                                                  147            21            70
           Increase (decrease) in accrued liabilities                                              (113)          245           (99)
       Other - net                                                                                   (1)           18             8
   ---------------------------------------------------------------------------------------------------------------------------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  1,007           867           728
   ---------------------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from disposition of investments                                                          --            --           251
   Finance receivables:
     Originated or purchased                                                                         --            --            --
     Repaid or sold                                                                                  --            --            --
     Proceeds on sales of securitized assets                                                         --            --            --
   Cash used in acquisitions                                                                       (859)         (753)         (364)
   Net proceeds from dispositions                                                                 2,945           117           549
   Capital expenditures                                                                            (521)         (462)         (366)
   Other investing activities - net                                                                  55            37            35
   ---------------------------------------------------------------------------------------------------------------------------------
       NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                           1,620        (1,061)          105
   ---------------------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase (decrease) in short-term debt                                                        (1,045)        1,220          (484)
   Proceeds from issuance of long-term debt                                                         799             8           201
   Principal payments and retirements on long-term debt                                            (974)         (190)          (52)
   Proceeds from exercise of stock options                                                           50            71            38
   Purchases of Textron common stock                                                               (751)         (712)         (328)
   Dividends paid                                                                                  (192)         (143)         (202)
   Dividends paid to Textron Manufacturing                                                           --            --            --
   Capital contributions to Textron Finance                                                        (353)          (59)           --
   ---------------------------------------------------------------------------------------------------------------------------------
       NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                                          (2,466)          195          (827)
   ---------------------------------------------------------------------------------------------------------------------------------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                             161             1             6
   Cash and cash equivalents at beginning of year                                                    31            30            24
   ---------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                                                     $   192       $    31       $    30
   =================================================================================================================================
   SUPPLEMENTAL INFORMATION:
   Cash paid during the year for interest                                                       $    57       $   192       $   140
   Cash paid during the year for income taxes (includes $912 in 1999 for AFS disposal)            1,132           230           112
   =================================================================================================================================

For each of the three years in the period ended January 1, 2000                                            TEXTRON FINANCE
                                                                                                ------------------------------------
(In millions)                                                                                      1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM OPERATING ACTIVITIES:
   Income from continuing operations                                                            $    79       $    70       $    68
   Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
       Earnings of Textron Finance (greater than) less than distributions                            --            --            --
       Dividends received from discontinued operations                                               --            --            --
       Depreciation                                                                                  12            10            11
       Amortization                                                                                   7             3            --
       Provision for losses on receivables                                                           32            20            23
       Gain on sale of division, net of income taxes                                                 --            --            --
       Special (credits)/charges                                                                     --            --            --
       Deferred income taxes                                                                         (5)            2             7
       Changes in assets and liabilities excluding those related to acquisitions and divestitures:
           Decrease (increase) in commercial and U.S. government receivables                         --            --            --
           Decrease (increase) in inventories                                                        --            --            --
           Decrease (increase) in other assets                                                       (1)            8            (1)
           Increase (decrease) in accounts payable                                                    2            37           (12)
           Increase (decrease) in accrued liabilities                                                28            17            (4)
       Other - net                                                                                   (9)          (10)           (7)
   ---------------------------------------------------------------------------------------------------------------------------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                                                    145           157            85
   ---------------------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from disposition of investments                                                          --            --            --
   Finance receivables:
     Originated or purchased                                                                     (4,920)       (4,069)       (2,712)
     Repaid or sold                                                                               4,090         3,459         2,444
     Proceeds on sales of securitized assets                                                         --           260           373
   Cash used in acquisitions                                                                       (715)         (203)           --
   Net proceeds from dispositions                                                                     5            --            --
   Capital expenditures                                                                             (11)          (13)           (8)
   Other investing activities - net                                                                 (26)          (16)           14
   ---------------------------------------------------------------------------------------------------------------------------------
       NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                          (1,577)         (582)          111
   ---------------------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase (decrease) in short-term debt                                                           (86)          351            59
   Proceeds from issuance of long-term debt                                                       2,396           430           200
   Principal payments and retirements on long-term debt                                          (1,200)         (344)         (375)
   Proceeds from exercise of stock options                                                           --            --            --
   Purchases of Textron common stock                                                                 --            --            --
   Dividends paid                                                                                    --            --            --
   Dividends paid to Textron Manufacturing                                                          (36)          (62)          (74)
   Capital contributions to Textron Finance                                                         353            59            --
   ---------------------------------------------------------------------------------------------------------------------------------
       NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                                           1,427           434          (190)
   ---------------------------------------------------------------------------------------------------------------------------------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                              (5)            9             6
   Cash and cash equivalents at beginning of year                                                    22            13             7
   ---------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                                                     $    17       $    22       $    13
   =================================================================================================================================
   SUPPLEMENTAL INFORMATION:
   Cash paid during the year for interest                                                       $   182       $   153       $   153
   Cash paid during the year for income taxes (includes $912 in 1999 for AFS disposal)               35            30            44
   =================================================================================================================================

                             See notes to the consolidated financial statements.



                                               1999 TEXTRON ANNUAL REPORT     43

Consolidated Statements of Changes in Shareholders' Equity

For each of the three years in the period ended January 1, 2000

                                                                 SHARES OUTSTANDING*                          DOLLARS
                                                                   (In thousands)                          (In millions)
                                                         ---------------------------------------------------------------------------
                                                            1999         1998         1997         1999          1998          1997
   ---------------------------------------------------------------------------------------------------------------------------------
   $2.08 PREFERRED STOCK
   Beginning balance                                         178          201          243      $     6       $     6       $     7
   Conversion to common stock                                (19)         (23)         (42)          (1)           --            (1)
   ---------------------------------------------------------------------------------------------------------------------------------
   Ending balance                                            159          178          201      $     5       $     6       $     6
   =================================================================================================================================
   $1.40 PREFERRED STOCK
   Beginning balance                                          86           92          107      $     7       $     7       $     7
   Conversion to common stock                                (12)          (6)         (15)          --            --            --
   ---------------------------------------------------------------------------------------------------------------------------------
   Ending balance                                             74           86           92      $     7       $     7       $     7
   =================================================================================================================================
   COMMON STOCK
   Beginning balance                                     154,742      162,343       82,809      $    24       $    24       $    12
   Purchases                                              (9,779)     (10,189)      (4,121)          --            --            --
   Stock dividend declared                                    --           --       82,397           --            --            12
   Conversion of preferred stock to common stock             129          123          166           --            --            --
   Exercise of stock options                               1,428        2,465        1,066           --            --            --
   Other issuances of common stock                           482           --           26           --            --            --
   ---------------------------------------------------------------------------------------------------------------------------------
   Ending balance                                        147,002      154,742      162,343      $    24       $    24       $    24
   =================================================================================================================================
   CAPITAL SURPLUS
   Beginning balance                                                                            $   931       $   830       $   793
   Conversion of preferred stock to common stock                                                      1             1             1
   Exercise of stock options and other issuances                                                     77           100            48
   Stock dividend declared                                                                           --            --           (12)
   ---------------------------------------------------------------------------------------------------------------------------------
   Ending balance                                                                               $ 1,009       $   931       $   830
   =================================================================================================================================
   RETAINED EARNINGS
   Beginning balance                                                                            $ 3,786       $ 3,362       $ 2,969
   Net income                                                                                     2,226           608           558
   Dividends declared:
     Preferred stock                                                                                 (1)           (1)           (1)
     Common stock (per share: $1.30 in 1999;
       $1.14 in 1998; and $1.00 in 1997)                                                           (194)         (183)         (164)
   ---------------------------------------------------------------------------------------------------------------------------------
   Ending balance                                                                               $ 5,817       $ 3,786       $ 3,362
   =================================================================================================================================
   TREASURY STOCK
   Beginning balance                                                                            $ 1,661       $   939       $   612
   Purchases of common stock                                                                        748           722           328
   Issuance of common stock                                                                         (22)           --            (1)
   ---------------------------------------------------------------------------------------------------------------------------------
   Ending balance                                                                               $ 2,387       $ 1,661       $   939
   =================================================================================================================================
   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
   Beginning balance                                                                            $   (96)      $   (62)      $     7
   Currency translation adjustment                                                                    8           (33)          (73)
   Securities valuation adjustment                                                                  (13)           --             4
   Pension liability adjustment                                                                       3            (1)           --
   ---------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                                                                 (2)          (34)          (69)
   ---------------------------------------------------------------------------------------------------------------------------------
   Ending balance                                                                               $   (98)      $   (96)      $   (62)
   =================================================================================================================================
   COMPREHENSIVE INCOME
   Net income                                                                                   $ 2,226       $   608       $   558
   Other comprehensive income (loss)                                                                 (2)          (34)          (69)
   ---------------------------------------------------------------------------------------------------------------------------------
   Comprehensive income                                                                         $ 2,224       $   574       $   489
   =================================================================================================================================

   *Shares issued at the end of 1999, 1998, 1997, and 1996, were as follows (in thousands): $2.08 Preferred - 228; 247; 270; and 312; shares, respectively; $1.40 Preferred - 561; 573; 579; and 594 shares, respectively; Common - 194,858; 193,277; 190,689; and 94,456; shares, respectively.

   See notes to consolidated financial statements.

Notes to Consolidated Financial Statements


1. FINANCIAL STATEMENT PRESENTATION

Summary of Significant Accounting Policies

THE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES. SIGNIFICANT ACCOUNTING POLICIES APPEAR IN CAPITAL LETTERS AS AN INTEGRAL PART OF THE NOTES TO THE FINANCIAL STATEMENTS TO WHICH THE POLICIES RELATE.

Cash and Cash Equivalents

CASH AND CASH EQUIVALENTS CONSIST OF CASH AND SHORT-TERM, HIGHLY LIQUID SECURITIES WITH ORIGINAL MATURITIES OF NINETY DAYS OR LESS.

Revenue Recognition

REVENUE IS GENERALLY RECOGNIZED WHEN PRODUCTS ARE DELIVERED OR SERVICES ARE PERFORMED. WITH RESPECT TO AIRCRAFT, DELIVERY IS UPON COMPLETION OF MANUFACTURING, CUSTOMER ACCEPTANCE, AND THE TRANSFER OF RISKS AND REWARDS OF OWNERSHIP. SPECIFIC POLICIES FOR THE FINANCE SEGMENT AND LONG-TERM CONTRACTS ARE INCLUDED IN THE RELATED NOTES.

Nature of Operations and Principles of Consolidation

Textron is a global, multi-industry company with manufacturing and finance operations. Its principal markets (listed within segments in order of the amount of 1999 revenues) and the major locations of such markets are as follows:

SEGMENT      PRINCIPAL MARKETS                                                     MAJOR LOCATIONS
======================================================================================================
AIRCRAFT     - Business jets                                                      - North America
             - Commercial and military helicopters                                - Asia and Australia
             - General aviation                                                   - South America
             - Overnight express package carriers                                 - Western Europe
             - Commuter airlines, relief flights, tourism, and freight
------------------------------------------------------------------------------------------------------
AUTOMOTIVE   - Automotive original equipment manufacturers and their suppliers    - North America
                                                                                  - Western Europe
------------------------------------------------------------------------------------------------------
INDUSTRIAL   - Fastening systems: automotive, electronics, aerospace,             - North America
               other OEMs, distributors, and consumers                            - Western Europe
             - Golf and turf-care products: golf courses, resort communities,     - Asia and Australia
               and commercial and industrial users                                - South America
             - Industrial components: commercial aerospace and defense
             - Fluid and power systems: original equipment manufacturers, distributors, and end-users of a wide variety of products
             - Light construction equipment: commercial customers,
               national rental fleets, and the U.S. Government
------------------------------------------------------------------------------------------------------
FINANCE      - Commercial loans and leases                                        - North America
------------------------------------------------------------------------------------------------------

     The consolidated financial statements include the accounts of Textron and all of its majority- and wholly-owned subsidiaries. All significant intercompany transactions are eliminated. Avco Financial Services is reflected as a discontinued operation for all periods presented.

     Textron's financings are conducted through two borrowing groups, Textron Finance and Textron Manufacturing. This framework is designed to enhance the Company's borrowing power by separating the Finance segment, which is a borrowing unit of a specialized business nature. Textron Finance consists of Textron Financial Corporation consolidated with its subsidiaries, which are the entities through which Textron operates its Finance segment. Textron Finance finances its operations by borrowing from its own group of external creditors. Textron Manufacturing is Textron Inc., the parent company, consolidated with the entities which operate in the Aircraft, Automotive and Industrial business segments.

     The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect these statements and accompanying notes. Some of the more significant estimates include inventory valuation, residual values of leased assets, allowance for losses on finance receivables, product liability, workers compensation, environmental, and warranty reserves, and amounts reported under long-term contracts. Management's estimates are based on the facts and circumstances available at the time estimates are made, past historical experience, risk of loss, general economic conditions and trends, and manage-

                                               1999 Textron Annual Report     45
ment's assessments of the probable future outcome of these matters. Consequently, actual results could differ from such estimates.

     During 1999, Textron Manufacturing entered into a promissory note agreement with Textron Finance, whereby Textron Finance could borrow up to $1.25 billion from Textron Manufacturing. The maximum amount outstanding under this agreement during 1999 was $1.0 billion. The amount of interest expense/income incurred/earned by Textron Finance and Textron Manufacturing, respectively, was approximately $15 million for 1999. Textron Finance's operating income includes interest expense incurred under this agreement. This agreement was cancelled during the second quarter of 1999.

2. ACQUISITIONS AND DISPOSITIONS

Acquisitions

During 1999, Textron Manufacturing segments acquired 14 companies and entered into two joint ventures which in turn, each acquired companies. The largest of these acquisitions were Flexalloy Inc. - a provider of vendor managed inventory services for the North American fastener markets; OmniQuip International, Inc. - a leading manufacturer of light construction equipment including telescopic material handlers, aerial work platforms and skid steer loaders and InteSys Technologies Inc. - a provider of plastics and metal engineered assemblies. The total cost of the acquisitions and investments in joint ventures was approximately $1.2 billion, including treasury stock issued for $32 million and debt assumed of $308 million.

     In addition, in 1999 Textron Finance had acquisitions totaling $1.3 billion, including debt assumed of $547 million. The largest of these acquisitions were Litchfield Financial Corporation, a commercial finance company specializing in the vacation ownership (timeshare) industry and the aircraft and franchise finance divisions of GreenTree Financial Servicing Corporation. Capital contributions made by Textron Manufacturing to Textron Finance in support of these acquisitions were $337 million.

     During 1998, Textron acquired nine companies. The largest of these acquisitions were Ransomes PLC - a UK-based manufacturer of commercial turf-care machinery; Ring Screw Works - a Michigan-based supplier of specialty threaded fasteners to the automotive industry; and David Brown Group PLC - a UK-based designer and manufacturer of industrial gears and mechanical and hydraulic transmission systems. The total cost of these acquisitions was approximately $1.1 billion, including notes issued for approximately $160 million. In addition, approximately $230 million of debt was assumed as a result of these acquisitions.

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

Dispositions

On August 11, 1998, Textron announced that it had reached an agreement to sell Avco Financial Services (AFS) to Associates First Capital Corporation for $3.9 billion in cash. The sale was completed on January 6, 1999. Net after-tax proceeds were approximately $2.9 billion, resulting in an after-tax gain of $1.65 billion. Textron has presented AFS as a discontinued operation in these financial statements.

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

3. FINANCE RECEIVABLES

INTEREST INCOME IS RECOGNIZED IN REVENUES USING THE INTEREST METHOD TO PROVIDE A CONSTANT RATE OF RETURN OVER THE TERMS OF THE RECEIVABLES. DIRECT LOAN ORIGINATION COSTS AND FEES RECEIVED ARE DEFERRED AND AMORTIZED OVER THE LOANS' CONTRACTUAL LIVES. THE ACCRUAL OF INTEREST INCOME IS SUSPENDED FOR ACCOUNTS WHICH ARE CONTRACTUALLY DELINQUENT BY MORE THAN THREE MONTHS. ACCRUAL OF INTEREST RESUMES AND SUSPENDED INTEREST INCOME IS RECOGNIZED WHEN LOANS BECOME CONTRACTUALLY CURRENT.

     PROVISIONS FOR LOSSES ON FINANCE RECEIVABLES ARE CHARGED TO INCOME IN AMOUNTS SUFFICIENT TO MAINTAIN THE ALLOWANCE AT A LEVEL CONSIDERED ADEQUATE TO COVER LOSSES IN THE EXISTING RECEIVABLE



46     Consistent Growth

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

     Commercial installment contracts have initial terms ranging from one to 12 years. Commercial real estate and golf course mortgages have initial terms ranging from three to seven years. Finance leases have initial terms up to 12 years. Leveraged leases have initial terms up to approximately 30 years. Floorplan and revolving receivables generally mature within one year.

     At the end of 1999 and 1998, Textron Finance had nonaccrual loans and leases totaling $84 million and $70 million, respectively. Approximately $65 million and $46 million of these respective amounts were considered impaired, which excludes finance leases and homogeneous loan portfolios. The allowance for losses on receivables related to impaired loans was $21 million and $15 million at the end of 1999 and 1998. The average recorded investment in impaired loans during 1999 and 1998 were $47 million and $51 million, respectively. The percentage of net write-offs to average finance receivables was 0.5% in 1999, 0.5% in 1998, and 0.6% in 1997.

     The following table displays the contractual maturity of the finance receivables. It does not necessarily reflect future cash collections because of various factors including the refinancing of receivables and repayments prior to maturity. Cash collections from receivables, excluding finance charges and portfolio sales, were $3.9 billion and $3.4 billion in 1999 and 1998, respectively. In the same periods, the ratio of cash collections to average net receivables was approximately 96% and 108%, respectively.

                                                                                     FINANCE RECEIVABLES
                                          CONTRACTUAL MATURITIES           LESS          OUTSTANDING
                                      ------------------------------     FINANCE     -------------------
(In millions)                           2000        2001  After 2001     CHARGES        1999        1998
--------------------------------------------------------------------------------------------------------
Installment contracts                 $  435      $  327      $1,577      $  202      $2,137      $1,339
Floorplan receivables                    573          78           7           1         657         572
Revolving loans                          614         176         619           9       1,400         556
Finance leases                           153         139         323         106         509         424
Real estate and golf
  course mortgages                       124          38         391           4         549         375
Leveraged leases                          29          11         589         281         348         346
--------------------------------------------------------------------------------------------------------
                                      $1,928      $  769      $3,506      $  603       5,600       3,612
================================================================================
Less allowance for credit losses                                                         113          84
                                                                                      ------------------
                                                                                      $5,487      $3,528
========================================================================================================

     The net investment in finance leases and leveraged leases were as follows:

(In millions)                                                1999          1998
--------------------------------------------------------------------------------
Finance and leveraged lease receivables                   $   656       $   590
Estimated residual values on equipment and assets             589           559
--------------------------------------------------------------------------------
                                                            1,245         1,149
--------------------------------------------------------------------------------
Unearned income                                              (388)         (379)
--------------------------------------------------------------------------------
Investment in leases                                          857           770
--------------------------------------------------------------------------------
Deferred income taxes arising from leveraged leases          (260)         (256)
--------------------------------------------------------------------------------
Net investment in leases                                  $   597       $   514
================================================================================

     The activity in the allowance for losses on finance receivables is as follows:

(In millions)                                    1999         1998         1997
--------------------------------------------------------------------------------
Balance at the beginning of the year            $  84        $  77        $  75
Provision for losses                               32           20           21
Charge-offs                                       (28)         (21)         (25)
Recoveries                                          5            5            6
Acquisitions and other                             20            3           --
--------------------------------------------------------------------------------
Balance at the end of the year                  $ 113        $  84        $  77
================================================================================

                                               1999 Textron Annual Report     47

     Textron had both fixed-rate and variable-rate loan commitments totaling $1,134 million at year-end 1999. Because interest rates on these commitments are not set until the loans are funded, Textron is not exposed to interest rate changes.

     A portion of Textron Finance's business involves financing the sale and lease of Textron products. In 1999, 1998, and 1997, Textron Finance paid Textron $1,260 million, $980 million, and $736 million, respectively, for receivables and operating lease equipment. Operating agreements with Textron specify that Textron Finance generally has recourse to Textron with respect to these purchases. At year-end 1999, finance receivables and operating lease equipment of $841 million and $69 million, respectively, ($540 million and $77 million, respectively, at year-end 1998) were due from Textron or subject to recourse to Textron. Included in the finance receivables balance guaranteed by Textron are past due loans of $72 million at the end of 1999 ($55 million at year-end 1998) that meet the non-accrual criteria but are not classified as non-accrual by Textron Finance due to the guarantee from Textron Manufacturing units. Textron Finance continues to recognize income on these loans. Concurrently, Textron Manufacturing is charged for their obligation to Textron Finance under the guarantee so that there are no net interest earnings for the loans on a consolidated basis.

     Textron Finance manages finance receivables for a variety of investors, participants and third party portfolio owners. The total managed finance receivable portfolio, including owned finance receivables, was $6,825 million and $4,509 million, respectively for 1999 and 1998.

     Textron Finance's finance receivables are diversified geographically across the United States. There are no significant industry or collateral concentrations at the end of 1999.

4. INVENTORIES

INVENTORIES ARE CARRIED AT THE LOWER OF COST OR MARKET.

                                                       JANUARY 1,     January 2,
(In millions)                                                2000           1999
--------------------------------------------------------------------------------
Finished goods                                             $  608         $  483
Work in process                                               970            878
Raw materials                                                 489            454
--------------------------------------------------------------------------------
                                                            2,067          1,815
Less progress payments and customer deposits                  208            175
--------------------------------------------------------------------------------
                                                           $1,859         $1,640
================================================================================

     Inventories aggregating $1,051 million at year-end 1999 and $1,008 million at year-end 1998 were valued by the last-in, first-out (LIFO) method. (Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $174 million and $170 million higher at those respective dates.) The remaining inventories, other than those related to certain long-term contracts, are valued generally by the first-in, first-out method.


     Inventories related to long-term contracts, net of progress payments and customer deposits, were $181 million at year-end 1999 and $178 million at year-end 1998.

5. LONG-TERM CONTRACTS

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

     CERTAIN CONTRACTS ARE AWARDED WITH FIXED-PRICE INCENTIVE FEES. INCENTIVE FEES ARE CONSIDERED WHEN ESTIMATING REVENUES AND PROFIT RATES, AND ARE RECORDED WHEN THESE AMOUNTS ARE REASONABLY DETERMINED. LONG-TERM CONTRACT PROFITS ARE BASED ON ESTIMATES OF TOTAL SALES VALUE AND COSTS AT COMPLETION. SUCH ESTIMATES ARE REVIEWED AND REVISED PERIODICALLY THROUGHOUT THE CONTRACT LIFE. REVISIONS TO CONTRACT PROFITS ARE RECORDED WHEN THE REVISIONS TO ESTIMATED SALES VALUE OR COSTS ARE MADE. ESTIMATED CONTRACT LOSSES ARE RECORDED WHEN IDENTIFIED.

     Long-term contract receivables at year-end 1999 and 1998 totaled $156 million and $166 million, respectively. This includes $112 million and $102 million, respectively, of unbilled costs and accrued profits that had not yet met the contractual billing criteria. Long-term contract receivables do not include significant amounts (a) billed but unpaid due to contractual retainage provisions or (b) subject to collection uncertainty.



48     Consistent Growth

6. LONG-TERM ASSETS

THE COST OF PROPERTY, PLANT, AND EQUIPMENT IS DEPRECIATED BASED ON THE ASSETS' ESTIMATED USEFUL LIVES.

                                                    JANUARY 1,        January 2,
(In millions)                                             2000              1999
--------------------------------------------------------------------------------
At cost:
Land and buildings                                      $1,083            $  942
Machinery and equipment                                  3,499             3,150
--------------------------------------------------------------------------------
                                                         4,582             4,092
Less accumulated depreciation                            2,069             1,887
--------------------------------------------------------------------------------
                                                        $2,513            $2,205
================================================================================

     GOODWILL IS AMORTIZED ON THE STRAIGHT-LINE METHOD OVER 20 TO 40 YEARS. Accumulated amortization of goodwill totaled $463 million at January 1, 2000 and $388 million at January 2, 1999.

     GOODWILL IS PERIODICALLY REVIEWED FOR IMPAIRMENT BY COMPARING THE CARRYING AMOUNT TO THE ESTIMATED FUTURE UNDISCOUNTED CASH FLOWS OF THE BUSINESSES ACQUIRED. IF THIS REVIEW INDICATES THAT GOODWILL IS NOT RECOVERABLE, THE CARRYING AMOUNT WOULD BE REDUCED TO FAIR VALUE.

     Customer engineering and tooling project costs for which customer reimbursement is anticipated are capitalized and classified in other assets. Effective January 2, 2000, Textron adopted Emerging Issues Task Force Issue 99-5 "Accounting for Pre-production Costs related to Long-Term Supply Agreements." This consensus requires that all design and development costs for products sold under long-term supply arrangements be expensed unless there is a contractual guarantee that provides for specific required payments for these costs. Textron will report a Cumulative Effect of Change in Accounting Principle of $59 million (net of tax), or approximately $0.39 per diluted share in the first quarter of 2000 related to the adoption of this consensus.

7. DEBT AND CREDIT FACILITIES

At the end of 1999 and 1998, debt consisted of the following:

                                                                 JANUARY 1,     January 2,
(In millions)                                                          2000           1999
-------------------------------------------------------------------------------------------
TEXTRON MANUFACTURING:
Short-term debt:
Borrowings under or supported by long-term credit facilities*       $   626        $ 1,671
Current portion of long-term debt                                        62             64
-------------------------------------------------------------------------------------------
  Total short-term debt                                                 688          1,735
-------------------------------------------------------------------------------------------
Long-term senior debt:
Medium-term notes due 2000-2011 (average rate - 9.71%)                   63            230
6.375% due 2004                                                         300             --
6.75% due 2002                                                          500             --
8.75% due 2022                                                           36            200
6.63% due 2007                                                           32            200
Other long-term debt (average rate - 7.36%)                             210            314
-------------------------------------------------------------------------------------------
                                                                      1,141            944
-------------------------------------------------------------------------------------------
Current portion of long-term debt                                       (62)           (64)
-------------------------------------------------------------------------------------------
  Total long-term debt                                                1,079            880
-------------------------------------------------------------------------------------------
  Total Textron Manufacturing debt                                  $ 1,767        $ 2,615
===========================================================================================

*The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 5.8%, 5.8%, and 4.8% at year-end 1999, 1998, and 1997, respectively. Comparable rates during the years 1999, 1998, and 1997 were 4.9%, 5.4%, and 4.8%, respectively.

     Textron Manufacturing maintains credit facilities with various banks for both short- and long-term borrowings. At year-end, Textron Manufacturing had (a) a $1.0 billion domestic credit agreement with 24 banks available on a fully revolving basis until April 1, 2003, (b) $105 million in multi-currency credit agreements with three banks available through December 29, 2002, and (c) $241 million in other credit facilities available with various banks. At year-end 1999, $797 million of the credit facilities was not used or reserved as support for commercial paper or bank borrowings.




                                               1999 Textron Annual Report     49

                                                         JANUARY 1,   January 2,
(In millions)                                                  2000         1999
--------------------------------------------------------------------------------
TEXTRON FINANCE:
Senior:
Borrowings under or supported by credit facilities*          $1,339       $1,425
7.01% average rate debt; due 2000 to 2004                     1,507          472
6.39% average rate variable notes; due 2000 to 2002           1,705          932
--------------------------------------------------------------------------------
Total Textron Finance debt                                   $4,551       $2,829
================================================================================

*The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 6.4%, 6.3%, and 6.1% at year-end 1999, 1998, and 1997, respectively. Comparable rates during the years 1999, 1998, and 1997 were 5.4%, 5.8%, and 5.8%, respectively.

     Textron Finance has lines of credit with various banks aggregating $1.2 billion at year-end 1999, of which $196 million was not used or reserved as support for commercial paper or bank borrowings. Lending agreements limit Textron Finance's net assets available for cash dividends and other payments to Textron Manufacturing to approximately $332 million of Textron Finance's net assets of $869 million at year-end 1999. Textron Finance's loan agreements also contain provisions regarding additional debt, creation of liens or guarantees, and the making of investments.

     The following table shows required payments during the next five years on debt outstanding at the end of 1999. The payments schedule excludes amounts that are payable under credit facilities and revolving credit agreements.

(In millions)                   2000       2001       2002       2003       2004
--------------------------------------------------------------------------------
Textron Manufacturing         $   62     $   56     $  510     $   38     $  305
Textron Finance                  508        833      1,040        213        618
--------------------------------------------------------------------------------
                              $  570     $  889     $1,550     $  251     $  923
================================================================================

     Textron Manufacturing has agreed to cause Textron Finance to maintain certain minimum levels of financial performance. No payments from Textron Manufacturing were necessary in 1999, 1998, or 1997 for Textron Finance to meet these standards.

Extraordinary Loss from Debt Retirement

During 1999, Textron retired $168 million of 6.625% debentures originally due 2007, $165 million of 8.75% debentures originally due 2022, $146 million of medium term notes with interest rates ranging from 9.375% to 10.01%, and other debt totaling $74 million with effective interest rates ranging from 8.25% to 10.04%. In connection with the retirement of this long-term high coupon debt, Textron terminated $479 million of interest rate exchange agreements designated as hedges of the retired borrowings. As a result of these transactions, Textron recorded an after-tax loss of $43 million, which has been reflected as an extraordinary item.

8. DERIVATIVES AND FOREIGN CURRENCY TRANSACTIONS

Interest rate exchange agreements

Textron is exposed to adverse movements in domestic and foreign interest rates. Interest rate exchange agreements are used to help manage interest rate risk by converting certain variable-rate debt to fixed-rate debt and vice versa. These agreements involve the exchange of fixed-rate interest for variable-rate amounts over the life of the agreement without the exchange of the notional amount. INTEREST RATE EXCHANGE AGREEMENTS ARE ACCOUNTED FOR ON THE ACCRUAL BASIS WITH THE DIFFERENTIAL TO BE PAID OR RECEIVED RECORDED CURRENTLY AS AN ADJUSTMENT TO INTEREST EXPENSE. PREMIUMS PAID TO TERMINATE AGREEMENTS DESIGNATED AS HEDGES ARE DEFERRED AND AMORTIZED TO EXPENSE OVER THE REMAINING TERM OF THE ORIGINAL LIFE OF THE CONTRACT. IF THE UNDERLYING DEBT IS THEN PAID EARLY, UNAMORTIZED PREMIUMS ARE RECOGNIZED AS AN ADJUSTMENT TO THE GAIN OR LOSS ASSOCIATED WITH THE DEBT'S EXTINGUISHMENT.

     SOME AGREEMENTS THAT REQUIRE THE PAYMENT OF FIXED-RATE INTEREST ARE DESIGNATED AGAINST SPECIFIC LONG-TERM VARIABLE-RATE BORROWINGS, WHILE THE BALANCE IS DESIGNATED AGAINST EXISTING SHORT-TERM BORROWINGS THROUGH MATURITY AND THEIR ANTICIPATED REPLACEMENTS. TEXTRON CONTINUOUSLY MONITORS VARIABLE-RATE BORROWINGS TO MAINTAIN THE LEVEL OF BORROWINGS ABOVE THE NOTIONAL AMOUNT OF THE DESIGNATED AGREEMENTS. IF IT IS PROBABLE THAT VARIABLE-RATE BORROWINGS WILL NOT CONTINUOUSLY EXCEED THE NOTIONAL AMOUNT OF THE DESIGNATED AGREEMENTS, THE EXCESS INTEREST RATE EXCHANGE AGREEMENTS ARE MARKED TO MARKET AND THE ASSOCIATED GAIN OR LOSS IS RECORDED IN INCOME.




50     Consistent Growth

     Agreements that effectively fix the rate of interest on variable-rate borrowings are summarized as follows:

                                                                    JANUARY 1, 2000                                  January 2, 1999
------------------------------------------------------------------------------------------------------------------------------------
FIXED-PAY INTEREST RATE EXCHANGE AGREEMENTS
                                                                            WEIGHTED                                        Weighted
                                                              WEIGHTED       AVERAGE                        Weighted         average
                                             NOTIONAL          AVERAGE     REMAINING        Notional         average       remaining
(Dollars in millions)                          AMOUNT    INTEREST RATE          TERM          amount   interest rate            term
------------------------------------------------------------------------------------------------------------------------------------
Textron Manufacturing                          $  941             4.69%          0.3         $    --               --             --
Textron Finance                                   300             5.76%          0.8             250             6.26%           0.6
------------------------------------------------------------------------------------------------------------------------------------
                                               $1,241             4.95%          0.4         $   250             6.26%           0.6
====================================================================================================================================

     Textron Manufacturing's and Textron Finance's fixed-pay interest rate exchange agreements were designated against specific long-term variable-rate debt. Textron Manufacturing's agreements were entered in June 1999 to insulate Textron against potential interest rate increases on variable-rate debt around year-end 1999. These agreements, which expire in March 2000, effectively adjusted the average rate of interest on variable-rate debt in 1999 to 4.69% from 4.76%. Textron Finance's agreements effectively adjusted the average rate of interest on variable-rate debt in 1999 to 5.64% from 5.57%. These agreements expire as follows: $200 million (5.72%) in 2000 and $100 million (5.85%) in 2001.

     Agreements that have the effect of varying the rate of interest on fixed-rate borrowings are summarized as follows:

                                                                       JANUARY 1, 2000                               January 2, 1999
------------------------------------------------------------------------------------------------------------------------------------
VARIABLE-PAY INTEREST RATE EXCHANGE AGREEMENTS
                                                                              WEIGHTED                                      Weighted
                                                               WEIGHTED        AVERAGE                       Weighted        average
                                              NOTIONAL          AVERAGE      REMAINING      Notional          average      remaining
(Dollars in millions)                           AMOUNT    INTEREST RATE           TERM        amount    interest rate           term
------------------------------------------------------------------------------------------------------------------------------------
Textron Manufacturing                             $852             6.39%           2.5          $635             8.26%           5.5
Textron Finance*                                   125             5.84%           0.4            50             5.22%           0.5
------------------------------------------------------------------------------------------------------------------------------------
                                                  $977             6.32%           2.2          $685             8.04%           5.1
====================================================================================================================================

*Amounts at January 1, 2000 represent basis swaps to lock-in desired spreads between certain interest-earning assets and certain interest-bearing liabilities. These basis swaps require United States Prime Rate-based payments (5.84%) and LIBOR-based receipts (6.07%) at year-end 1999.

     During 1999, Textron Manufacturing terminated $479 million variable-pay interest rate exchange agreements related to the retirement of $553 million of debt. Textron Manufacturing's and Textron Finance's variable-pay interest rate exchange agreements were designated against specific long-term fixed-rate debt. Textron Manufacturing's agreements effectively adjusted the average rate of interest on fixed-rate notes in 1999 to 5.92% from 6.18%. These agreements expire as follows: $437 million (6.13%) in 2000, $26 million (10.64%) in 2001, $36 million (9.77%) in 2002, and $353 million (6.06%) through 2020. Textron Finance had agreements ($50 million notional amounts) which expired in 1999 that adjusted the average rate of interest on fixed-rate notes during the current year to 6.74% from 6.79%.

     Textron had minimal exposure to loss from nonperformance by the counterparties to its interest rate exchange agreements at the end of 1999, and does not anticipate nonperformance by counterparties in the periodic settlements of amounts due. Textron currently minimizes this potential for risk by entering into contracts exclusively with major, financially sound counterparties having no less than a long-term bond rating of "A," by continuously monitoring the counterparties' credit ratings, and by limiting exposure with any one financial institution. The credit risk generally is limited to the amount by which the counterparties' contractual obligations exceed Textron's obligations to the counterparty.




                                               1999 Textron Annual Report     51

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

     FORWARD EXCHANGE CONTRACTS ARE USED TO HEDGE CERTAIN FOREIGN CURRENCY TRANSACTIONS AND CERTAIN FIRM SALES AND PURCHASE COMMITMENTS DENOMINATED IN FOREIGN CURRENCIES. GAINS AND LOSSES FROM CURRENCY RATE CHANGES ON HEDGES OF FOREIGN CURRENCY TRANSACTIONS ARE RECORDED CURRENTLY IN INCOME. GAINS AND LOSSES RELATING TO THE HEDGE OF FIRM SALES AND PURCHASE COMMITMENTS ARE INCLUDED IN THE MEASUREMENT OF THE UNDERLYING TRANSACTIONS WHEN THEY OCCUR. Foreign exchange gains and losses included in income have not been material.

     The table below summarizes by major currency Textron's forward exchange contracts and currency swaps in U.S. dollars. The buy amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the sell amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies. The foreign currency amounts have been translated into a U.S. dollar equivalent using the exchange rate at the balance sheet date.

                                 BUY CONTRACTS               SELL CONTRACTS
                            ----------------------------------------------------
                            CONTRACT     UNREALIZED      CONTRACT     UNREALIZED
(In millions)                 AMOUNT    GAIN/(LOSS)        AMOUNT    GAIN/(LOSS)
--------------------------------------------------------------------------------
JANUARY 1, 2000
British Pound                   $ 74          $  1           $485          $  7
Canadian Dollar                  263             5             15            --
Euro                               7            --            447            18
Other                             11            --             35            --
--------------------------------------------------------------------------------
  Total                         $355          $  6           $982          $ 25
================================================================================
January 2, 1999
British Pound                   $ 45          $ --           $375          $ --
Canadian Dollar                  228            (9)             8            --
German Mark                      135            --            339            (5)
French Franc                       1            --            119            (4)
Other                              6            --             43            (1)
--------------------------------------------------------------------------------
  Total                         $415          $ (9)          $884          $(10)
================================================================================

9. TEXTRON FINANCE - MANDATORILY REDEEMABLE PREFERRED SECURITIES OF FINANCE SUBSIDIARY HOLDING DEBENTURES

Litchfield Financial Corporation (Litchfield, a subsidiary of Textron Financial Corporation) was acquired by Textron Financial Corporation during 1999. Prior to the acquisition, Litchfield issued Series A Preferred Securities to the public (for $26 million), the proceeds of which were invested by the trust in $26 million aggregate principal amount of Litchfield's newly issued 10% Series A Junior Subordinated Debentures (Series A Debentures), due 2029. The debentures are the sole asset of the trust. The preferred securities were recorded by Textron Financial Corporation at the fair value of $29 million as of the acquisition date. The amounts due to the trust under the subordinated debentures and the related income statement amounts have been eliminated in Textron's consolidated financial statements.

     The preferred securities accrue and pay cash distributions quarterly at a rate of 10% per annum. The trust's obligation under the Series A Preferred Securities are fully and unconditionally guaranteed by Litchfield. The trust will redeem all of the outstanding Series A Preferred Securities when the Series A Debentures are paid at maturity on June 30, 2029, or otherwise become due. Litchfield will have the right to redeem 100% of the principal plus accrued and unpaid interest on or after June 30, 2004.


52     Consistent Growth

10. TEXTRON-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY TEXTRON JUNIOR SUBORDINATED DEBT SECURITIES

In 1996, a trust sponsored and wholly-owned by Textron issued preferred securities to the public (for $500 million) and shares of its common securities to Textron (for $15.5 million), the proceeds of which were invested by the trust in $515.5 million aggregate principal amount of Textron's newly issued 7.92% Junior Subordinated Deferrable Interest Debentures, due 2045. The debentures are the sole asset of the trust. The proceeds from the issuance of the debentures were used by Textron for the repayment of long-term borrowings and for general corporate purposes. The amounts due to the trust under the debentures and the related income statement amounts have been eliminated in Textron's consolidated financial statements.

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

11. SHAREHOLDERS' EQUITY

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

Performance share units and stock options

Textron's 1999 Long-Term Incentive Plan (the "1999 Plan") was approved by shareholders in April 1999. The 1999 Plan authorizes awards to key employees of Textron and its related companies in three forms: (a) options to purchase Textron shares; (b) performance share units; and (c) restricted stock. The maximum number of share awards that are authorized by the 1999 Plan are: (a) 8,000,000 options to purchase Textron shares; (b) 1,000,000 performance units; and (c) 500,000 shares of restricted stock.

     STOCK-BASED COMPENSATION AWARDS TO EMPLOYEES UNDER THE PLAN ARE ACCOUNTED FOR USING THE INTRINSIC VALUE METHOD PRESCRIBED IN APB 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" AND RELATED INTERPRETATIONS.

     Compensation expense under Textron's performance share program, measured under the intrinsic value method, was approximately $25 million in 1999, $77 million in 1998, and $65 million in 1997. To mitigate the impact of stock price increases on compensation expense, Textron has a cash-settlement option program on Textron's common stock. This program generated income of approximately $5 million in 1999, $40 million in 1998, and $37 million in 1997. Textron did not incur compensation expense related to common stock options in 1999, 1998, or 1997.

     Pro forma information regarding net income and earnings per share has been determined using the fair value method. For the purpose of developing the pro forma information, the fair values of options granted after 1995 are estimated at the date of grant using the Black-Scholes option-pricing model. The estimated fair values are amortized to expense over the options' vesting period. Using this methodology, net income would have been reduced by $9 million or $.06 per diluted share in 1999, $9 million or $.06 per diluted share in 1998, and $11 million or $.07 per diluted share in 1997.

     The assumptions used to estimate the fair value of an option granted in 1999, 1998, and 1997, respectively, are approximately as follows: dividend yield of 2%; expected volatility of 22%, 18%, and 16%; risk-free interest rates of 6%, 4%, and 6%, and weighted



                                               1999 Textron Annual Report     53
average expected lives of 3.5 years. Under these assumptions, the weighted-average fair value of an option to purchase one share granted in 1999, 1998, and 1997 was approximately $15, $12, and $10, respectively.

     At year-end 1999, 5,933,000 stock options were available for future grant under the 1999 Plan. Stock option transactions during the last three years are summarized as follows:

                                            1999                    1998                   1997
-----------------------------------------------------------------------------------------------
                                        WEIGHTED                Weighted               Weighted
                                         AVERAGE                 Average                Average
                                        EXERCISE                Exercise               Exercise
(Shares in thousands)         SHARES       PRICE      Shares       Price     Shares       Price
-----------------------------------------------------------------------------------------------
Options outstanding
  at beginning of year         8,342      $47.23       9,001      $36.74      9,290      $31.08
Options granted                2,176      $73.75       1,909      $74.08      1,333      $62.54
Options exercised             (1,451)     $34.86      (2,465)     $29.52     (1,541)     $24.56
Options canceled                (245)     $67.06        (103)     $51.48        (81)     $43.40
-----------------------------------------------------------------------------------------------
Options outstanding
  at end of year               8,822      $55.26       8,342      $47.23      9,001      $36.74
===============================================================================================
Options exercisable
  at end of year               5,815      $45.60       5,818      $36.80      6,641      $30.21
===============================================================================================

     Stock options outstanding at the end of 1999 are summarized as follows:

                                                Weighted
                                                 Average    Weighted                   Weighted
                                               Remaining     Average                    Average
                                             Contractual    Exercise                   Exercise
(Shares in thousands)          Outstanding          Life       Price    Exercisable       Price
-----------------------------------------------------------------------------------------------
JANUARY 1, 2000:
$13 - $37                            2,564           4.6      $28.38          2,564      $28.38
$38 - $63                            2,399           7.4      $53.57          2,377      $53.50
$64 - $94                            3,859           9.4      $74.09            874      $74.28
-----------------------------------------------------------------------------------------------

Reserved shares of common stock

At year-end 1999, 3,023,000 shares of common stock were reserved for the subsequent conversion of preferred stock and 8,822,000 shares were reserved for the exercise of stock options.

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


For the years ended                                    JANUARY 1, 2000                January 2, 1999                January 3, 1998
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions,                                          AVERAGE                        Average                        Average
shares in thousands)                            INCOME          SHARES         Income          Shares         Income          Shares
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations              $   623                        $   443                        $   372
------------------------------------------------------------------------------------------------------------------------------------
Less: Preferred stock dividends                     (1)                            (1)                            (1)
------------------------------------------------------------------------------------------------------------------------------------
BASIC
Available to common shareholders                   622         150,389            442         161,254            371         164,830
Dilutive effect of convertible
  preferred stock and stock options                  1           3,365              1           4,120              1           4,673
DILUTED
Available to common shareholders
  and assumed conversions                      $   623         153,754        $   443         165,374        $   372         169,503
------------------------------------------------------------------------------------------------------------------------------------

54     Consistent Growth

Comprehensive Income

     The components of Textron's other comprehensive income for 1999, 1998, and 1997 were as follows:

(In millions)                                                          1999          1998          1997
--------------------------------------------------------------------------------------------------------
CURRENCY TRANSLATION ADJUSTMENT
Beginning balance                                                     $(104)        $ (71)        $   2
Change, net of income taxes                                             (71)          (33)          (73)
AFS disposal                                                             79            --            --
--------------------------------------------------------------------------------------------------------
Ending balance                                                        $ (96)        $(104)        $ (71)
========================================================================================================
UNREALIZED GAINS (LOSSES) ON SECURITIES
Beginning balance                                                     $  13         $  13         $   9
Gross unrealized gains (losses) arising during the period*               --             8             7
Reclassification adjustment for realized gains in net income**           --            (8)           (3)
AFS disposal (Net of income tax expense of $8)                          (13)           --            --
--------------------------------------------------------------------------------------------------------
Ending balance                                                        $  --         $  13         $  13
========================================================================================================
PENSION LIABILITY ADJUSTMENT
Beginning balance                                                     $  (5)        $  (4)        $  (4)
Change, net of income taxes                                               3            (1)           --
--------------------------------------------------------------------------------------------------------
Ending balance                                                        $  (2)        $  (5)        $  (4)
========================================================================================================
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Beginning balance                                                     $ (96)        $ (62)        $   7
Other comprehensive income (loss)                                        (2)          (34)          (69)
--------------------------------------------------------------------------------------------------------
Ending balance                                                        $ (98)        $ (96)        $ (62)
========================================================================================================


 *Net of income tax expense (benefit) of $4 million and $4 million for 1998 and 1997, respectively.

**Net of income tax expense (benefit) of $4 million and $2 million for 1998 and 1997, respectively.

12. LEASES

Rental expense approximated $94 million, $83 million, and $65 million in 1999, 1998, and 1997, respectively. Future minimum rental commitments for noncancellable operating leases in effect at year-end 1999 approximated $80 million for 2000; $64 million for 2001; $44 million for 2002; $34 million for 2003; $29 million for 2004; and a total of $185 million thereafter.

13. RESEARCH AND DEVELOPMENT

Textron carries out research and development for itself and under contracts with others, primarily the U.S. Government. Company initiated programs include independent research and development related to government products and services, a significant portion of which is recoverable from the U.S. Government through overhead cost allowances.

     RESEARCH AND DEVELOPMENT COSTS FOR WHICH TEXTRON IS RESPONSIBLE ARE EXPENSED AS INCURRED. THESE COMPANY FUNDED COSTS INCLUDE AMOUNTS FOR COMPANY INITIATED PROGRAMS, THE COST SHARING PORTIONS OF CUSTOMER INITIATED PROGRAMS, AND LOSSES INCURRED ON CUSTOMER INITIATED PROGRAMS. The company funded and customer funded research and development costs for 1999, 1998, and 1997 were as follows:

(In millions)                                     1999         1998         1997
--------------------------------------------------------------------------------
Company funded                                    $257         $219         $222
Customer funded                                    413          394          380
--------------------------------------------------------------------------------
      Total research and development              $670         $613         $602
================================================================================


14. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Textron has defined benefit and defined contribution pension plans that together cover substantially all employees. The costs of the defined contribution plans amounted to approximately $40 million, $40 million, and $36 million in 1999, 1998 and 1997, respectively. Defined benefits under salaried plans are based on salary and years of service. Hourly plans generally provide benefits based on stated amounts for each year of service. Textron's funding policy is consistent with federal law and regulations. Pension plan assets consist principally of corporate and government bonds and common stocks. Textron offers health care and life insurance benefits for certain retired employees.


                                               1999 Textron Annual Report     55

     The following summarizes the change in the benefit obligation; the change in plan assets; the funded status; and reconciliation to the amount recognized in the balance sheet for the pension and postretirement benefit plans:

                                                                                     POSTRETIREMENT BENEFITS
                                                        PENSION BENEFITS               OTHER THAN PENSIONS
                                                   -----------------------------------------------------------
                                                   JANUARY 1,      January 2,      JANUARY 1,      January 2,
(In millions)                                            2000            1999            2000            1999
--------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year               $ 3,836         $ 3,206         $   665         $   640
Service cost                                              109              83               7               6
Interest cost                                             252             235              41              45
Amendments                                                  9               2              --               2
Effects of acquisitions                                    10             293               5              20
Effects of dispositions                                    (6)            (14)             --              (3)
Plan participants' contributions                            4               1               4               4
Actuarial (gains)/losses                                 (299)            258             (54)             13
Benefits paid                                            (227)           (229)            (65)            (62)
Foreign exchange rate changes                             (23)              1              --              --
--------------------------------------------------------------------------------------------------------------
  Benefit obligation at end of year                   $ 3,665         $ 3,836         $   603         $   665
--------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year        $ 4,824         $ 4,130         $    --              --
Actual return on plan assets                              740             557              --              --
Employer contributions                                     21              15              --              --
Plan participants' contributions                            4               1              --              --
Effects of acquisitions                                    12             363              --              --
Effects of dispositions                                    (5)            (12)             --              --
Benefits paid                                            (227)           (229)             --              --
Foreign exchange rate changes                             (27)             (1)             --              --
--------------------------------------------------------------------------------------------------------------
  Fair value of plan assets at end of year            $ 5,342         $ 4,824         $    --              --
--------------------------------------------------------------------------------------------------------------
Funded status of the plan                             $ 1,677         $   988         $  (603)        $  (665)
Unrecognized actuarial gain                            (1,331)           (679)           (122)            (78)
Unrecognized prior service cost                            88              96             (16)            (19)
Unrecognized transition net asset                         (61)            (78)             --              --
--------------------------------------------------------------------------------------------------------------
Net amount recognized in the
  consolidated balance sheet                          $   373         $   327         $  (741)        $  (762)
==============================================================================================================
  Amounts recognized in the consolidated
    balance sheet consists of:
Prepaid benefit cost                                  $   506         $   452         $    --         $    --
Accrued benefit liability                                (144)           (157)           (741)           (762)
Intangible asset                                            7              24              --              --
Accumulated other comprehensive income                      4               8              --              --
--------------------------------------------------------------------------------------------------------------
  Net amount recognized in the
    consolidated balance sheet                        $   373         $   327         $  (741)        $  (762)
==============================================================================================================

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $191 million, $159 million, and $16 million, respectively, as of year-end 1999, and $267 million, $231 million, and $78 million, respectively, as of year-end 1998.

     The following summarizes the net periodic benefit cost for the pension benefits and postretirement benefits plans:

                                                                                                     POSTRETIREMENT BENEFITS
                                                               PENSION BENEFITS                        OTHER THAN PENSIONS
                                                   ---------------------------------------------------------------------------------
                                                   JANUARY 1,    January 2,    January 3,    JANUARY 1,    January 2,    January 3,
(In millions)                                            2000          1999          1998          2000          1999          1998
------------------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                            $ 109         $  83         $  71         $   7         $   6         $   5
Interest cost                                             252           235           223            41            45            46
Expected return on plan assets                           (378)         (323)         (298)           --            --            --
Amortization of unrecognized transition asset             (17)          (17)          (17)           --            --            --
Recognized actuarial (gain)/loss                            2             1             1           (10)           (9)           (9)
Recognized prior service cost                              16            14            15            (4)           (4)           (4)
------------------------------------------------------------------------------------------------------------------------------------
    Net periodic benefit cost                           $ (16)        $  (7)        $  (5)        $  34         $  38         $  38
====================================================================================================================================


56     Consistent Growth

     Major actuarial assumptions used in accounting for defined benefit pension plans are presented below.

                                              JANUARY 1,      January 2,      January 3,    December 28,
                                                   2000            1999            1998            1996
--------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS AT YEAR-END
Discount rate                                      7.50%           6.75%           7.25%           7.50%
Expected return on plan assets                     9.25            9.25            9.00            9.00
Rate of compensation increase                      4.80            4.80            5.00            5.00
--------------------------------------------------------------------------------------------------------

     Postretirement benefit plan discount rates are the same as those used by Textron's defined benefit pension plans.

     The 1999 health care cost trend rate, which is the weighted average annual assumed rate of increase in the per capita cost of covered benefits, was 8.0% for retirees age 65 and over and 7.0% for retirees under age 65. Both rates are assumed to decrease gradually to 5.5% by 2001 and 2003, respectively, and then remain at that level. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)                                                    1% INCREASE      1% DECREASE
---------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                  $ 5            $ (5)
Effect on postretirement benefit obligation                               58             (52)
---------------------------------------------------------------------------------------------

15. INCOME TAXES

Textron files a consolidated federal income tax return for all U.S. subsidiaries and separate returns for foreign subsidiaries. TEXTRON RECOGNIZES DEFERRED INCOME TAXES FOR TEMPORARY DIFFERENCES BETWEEN THE FINANCIAL REPORTING BASIS AND INCOME TAX BASIS OF ASSETS AND LIABILITIES BASED ON ENACTED TAX RATES EXPECTED TO BE IN EFFECT WHEN AMOUNTS ARE LIKELY TO BE REALIZED OR SETTLED.

     The following table shows income from continuing operations before income taxes and distributions on preferred securities of subsidiary trust:

(In millions)                                                1999             1998             1997
----------------------------------------------------------------------------------------------------
United States                                             $   831          $   582          $   441
Foreign                                                       199              181              207
----------------------------------------------------------------------------------------------------
     Total                                                $ 1,030          $   763          $   648
====================================================================================================

     Income tax expense is summarized as follows:

(In millions)                                                1999             1998             1997
----------------------------------------------------------------------------------------------------
Federal:
  Current                                                 $   222          $   225          $    82
  Deferred                                                     54              (25)              71
State                                                          36               33               27
Foreign                                                        69               61               70
----------------------------------------------------------------------------------------------------
Income tax expense                                        $   381          $   294          $   250
====================================================================================================

     The following reconciles the federal statutory income tax rate to the effective income tax rate reflected in the consolidated statement of income:

                                                             1999             1998             1997
----------------------------------------------------------------------------------------------------
Federal statutory income tax rate                            35.0%            35.0%            35.0%
Increase (decrease) in taxes resulting from:
  State income taxes                                          2.3              2.7              2.8
  Goodwill                                                    2.2              4.3              2.7
  Other - net                                                (2.5)            (3.5)            (1.9)
----------------------------------------------------------------------------------------------------
Effective income tax rate                                    37.0%            38.5%            38.6%
====================================================================================================

     Textron's net deferred tax asset consisted of gross deferred tax assets and gross deferred tax liabilities of $1,966 million and $1,810 million, respectively, at the end of 1999 and $1,775 million and $1,576 million, respectively, at the end of 1998.

                                               1999 Textron Annual Report     57

     The components of Textron's net deferred tax asset were as follows:

(In millions)                                              JANUARY 1, 2000    January 2, 1999
----------------------------------------------------------------------------------------------
Textron Finance transactions, principally leasing                    $(353)             $(350)
Self insured liabilities (including environmental)                     184                205
Obligation for postretirement benefits                                 171                186
Fixed assets, principally depreciation                                (164)              (171)
Deferred compensation                                                  144                152
Inventory                                                              (51)               (48)
Allowance for credit losses                                             38                 33
Other, principally timing of other expense deductions                  187                192
----------------------------------------------------------------------------------------------
                                                                     $ 156              $ 199
==============================================================================================

     Deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries, which approximated $500 million at the end of 1999. Management intends to reinvest those earnings for an indefinite period, except for distributions having an immaterial tax effect. If foreign subsidiaries' earnings were distributed, 1999 taxes, net of foreign tax credits, would be increased by approximately $65 million.

16. SPECIAL (CREDITS)/ CHARGES

To enhance the competitiveness and profitability of its core businesses, Textron recorded a pretax charge of $87 million in the second quarter of 1998 ($54 million after-tax or $0.32 per diluted share). This charge was recorded based on the decision to exit several small, nonstrategic product lines in Automotive and the former Systems and Components divisions which did not meet Textron's return criteria, and to realign certain operations in the Industrial segment. The pretax charges associated with the Automotive and Industrial segments were $25 million and $52 million, respectively. The charge also included the cost of a litigation settlement of $10 million related to the Aircraft segment. Severance costs were included in special charges and are based on established policies and practices. The provision does not include costs associated with the transfer of equipment and personnel, inventory obsolescence, or other normal operating costs associated with the realignment actions.

     In 1999, the Company reassessed the remaining actions anticipated in the 1998 program and determined that certain projects should be delayed or cancelled while other provisions were no longer necessary. Specifically, provisions for severance and exit costs associated with the decision to exit certain automotive product lines were no longer required due to a decision to build different products in a plant originally anticipated to be closed. In the Industrial segment, certain cost reduction programs in the Fluid and Power Group have been suspended as a result of management's evaluation of the opportunities presented by the David Brown acquisition. Some smaller programs have been delayed as the Company re-examines strategic alternatives. Others were completed at costs less than originally anticipated.

     Concurrently, the Company initiated a series of new cost reduction efforts in the Industrial segment designed to significantly reduce headcount from levels at the beginning of the year. Significant actions include the downsizing of an underperforming plant in Europe and targeted headcount reductions across most Industrial divisions. Headcount reductions were also effected at Bell Helicopter.

     As a result of the above, the Company reversed approximately $24 million of reserves no longer deemed necessary for the 1998 program and recorded severance accruals of approximately $21 million and recorded a charge related to asset impairment of $5 million.

     Textron recorded additional restructuring charges for the Industrial segment, primarily for severance ($7 million) and asset impairment ($9 million) associated with the announced closing of seven facilities. The Company continues to evaluate additional programs and expects cost reduction efforts to continue over the next year. Additional charges may be required in the future when such programs become finalized. As of January 1, 2000, approximately 1,700 employees had been terminated under these programs.

58     Consistent Growth

     The following table summarizes the activity associated with 1998 and 1999 programs:

                                           ASSET        SEVERANCE &
(In millions)                           IMPAIRMENTS        OTHER           TOTAL
--------------------------------------------------------------------------------
Initial charge                             $ 28            $ 49            $ 77
Utilized in 1998                            (28)             (9)            (37)
--------------------------------------------------------------------------------
Balance January 2, 1999                    $ --            $ 40            $ 40
  Additional programs                        14              28              42
  Utilized in 1999                          (14)            (22)            (36)
  No longer required                         --             (24)            (24)
--------------------------------------------------------------------------------
Balance January 1, 2000                    $ --            $ 22            $ 22
================================================================================

     Included in special (credits)/charges, net is a gain of $19 million as a result of shares granted to Textron from Manulife Financial Corporation's initial public offering on their demutualization of the Manufacturers Life Insurance Company.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts shown below were determined from available market information and valuation methodologies. Because considerable judgment is required in interpreting market data, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.

                                               JANUARY 1, 2000                January 2, 1999
--------------------------------------------------------------------------------------------------
                                                         ESTIMATED                      Estimated
                                          CARRYING            FAIR        Carrying           fair
(In millions)                                VALUE           VALUE           value          value
--------------------------------------------------------------------------------------------------
ASSETS:
Textron Finance:
  Finance receivables                      $ 4,647         $ 4,665         $ 2,774        $ 2,837
  Other                                         46              46              46             46
LIABILITIES:
Textron Manufacturing:
  Debt                                       1,745           1,740           2,615          2,706
  Interest rate exchange agreements             --               7              --            (11)
Textron Finance:
  Debt                                       4,551           4,535           2,829          2,836
  Interest rate exchange agreements             --              (2)             --              1
FOREIGN EXCHANGE CONTRACTS                      --              (6)             --              9
CURRENCY SWAPS                                 (21)            (25)             14             10
==================================================================================================

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

18. CONTINGENCIES AND ENVIRONMENTAL REMEDIATION

Contingencies

Textron is subject to a number of lawsuits, investigations and claims arising out of the conduct of its business, including those relating to commercial transactions, government contracts, product liability, and environmental, safety and health matters. Some seek damages, fines or penalties in substantial amounts or remediation of environmental contamination, and some are class actions. Under federal government procurement regulations, certain claims could result in suspension or debarment of Textron or its subsidiaries from U.S. government contracting for a period of time. On the basis of information presently available, Textron believes that any liability for these suits and proceedings would not have a material effect on Textron's net income or financial condition.

                                               1999 Textron Annual Report     59

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

19. SEGMENT REPORTING

Textron has four reportable segments: Aircraft, Automotive, Industrial and Finance. See Note 1 for principal markets and pages 66 through 68 for products of Textron's segments.

     Textron's reportable segments are strategically aligned based on the manner in which Textron manages its various operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies within the notes to the consolidated financial statements. Textron evaluates segment performance based on operating income from operations. Segment operating income excludes Textron Manufacturing interest expense, special (credits)/charges, and gains or losses from the disposition of businesses. The Finance segment includes interest income and interest expense as part of operating income from operations. Provisions for losses on finance receivables involving the sale or lease of Textron products are recorded by the selling manufacturing division.

     The following summarizes the revenues by type of products:

                                                                        REVENUES
--------------------------------------------------------------------------------
(In millions)                                     1999         1998         1997
--------------------------------------------------------------------------------
Aircraft:
  Fixed-Wing Aircraft                          $ 2,219      $ 1,784      $ 1,483
  Rotor Aircraft                                 1,525        1,405        1,542
Automotive:
  Trim                                           1,796        1,481        1,372
  Fuel Systems and Functional Components         1,120          924          755
Industrial:
  Fasteners                                      2,082        1,758        1,498
  Fluid & Power                                    895          619          489
  Golf, Turf-Care and Specialty Products           773          719          483
  Industrial Components and Other                  706          626          711
Finance                                            463          367          350
--------------------------------------------------------------------------------
                                               $11,579      $ 9,683      $ 8,683
================================================================================

60     Consistent Growth

     The following tables summarize selected financial information by segment:

                                                                                                                 PROPERTY, PLANT AND
(In millions)                                                                            ASSETS               EQUIPMENT EXPENDITURES
------------------------------------------------------------------------------------------------------------------------------------
                                                                 1999         1998         1997         1999        1998        1997
------------------------------------------------------------------------------------------------------------------------------------
Aircraft                                                     $  2,348     $  2,199     $  1,941     $    164    $    140    $    107
Automotive                                                      1,860        1,681        1,515          134         111         103
Industrial                                                      5,142        3,882        2,596          215         208         153
Finance                                                         5,990        3,785        3,178           11          13           8
Corporate (including investment
  in discontinued operations)                                   1,743        2,717        2,557            8           3           3
Eliminations                                                     (690)        (543)        (457)          --          --          --
------------------------------------------------------------------------------------------------------------------------------------
                                                             $ 16,393     $ 13,721     $ 11,330     $    532    $    475    $    374
====================================================================================================================================

(In millions)                                                                      AMORTIZATION*                        DEPRECIATION
------------------------------------------------------------------------------------------------------------------------------------
                                                                 1999         1998         1997         1999        1998        1997
------------------------------------------------------------------------------------------------------------------------------------
Aircraft                                                     $     10     $     10     $     10     $     97    $     82    $     70
Automotive                                                         19           15           14           84          72          69
Industrial                                                         50           36           29          152         124         100
Finance                                                             7            3           --           12          10          11
Corporate                                                           5            5            3            4           4           4
------------------------------------------------------------------------------------------------------------------------------------
                                                             $     91     $     69     $     56     $    349    $    292    $    254
====================================================================================================================================

*Amortization is principally amortization of goodwill

Geographic Data

Presented below is selected financial information by geographic area of Textron's operations:

                                                                                                                     PROPERTY, PLANT
(In millions)                                                                       REVENUES(1)                     AND EQUIPMENT(2)
------------------------------------------------------------------------------------------------------------------------------------
                                                                 1999         1998         1997         1999        1998        1997
------------------------------------------------------------------------------------------------------------------------------------
United States                                                $  7,360     $  6,291     $  5,550     $  1,718    $  1,466    $  1,232
Latin America and Mexico                                          704          634          447           68          84          40
Canada                                                            701          589          640          118         115          92
Germany                                                           690          575          458          187         205         138
United Kingdom                                                    475          273          209          161         171          71
Asia and Australia                                                435          309          447           14           3           3
France                                                            344          332          301           82          82          68
Other                                                             870          680          631          165          79         126
------------------------------------------------------------------------------------------------------------------------------------
                                                             $ 11,579     $  9,683     $  8,683     $  2,513    $  2,205    $  1,770
====================================================================================================================================

(1)Revenues are attributed to countries based on the location of the customer.

(2)Property, plant and equipment is based on the location of the asset.

     Revenues include sales to the U.S. Government of $1.3 billion, $1.1 billion, and $1.0 billion in 1999, 1998, and 1997, respectively and sales of $1.6 billion, $1.3 billion, and $1.1 billion in 1999, 1998, and 1997, respectively to DaimlerChrysler.

20. OTHER INFORMATION - TEXTRON MANUFACTURING CURRENT LIABILITIES

Included in accrued liabilities at the end of 1999 and 1998 were the following:

(In millions)                                 JANUARY 1, 2000    January 2, 1999
--------------------------------------------------------------------------------
Customer deposits                                      $  253             $  195
Salary, wages and employer taxes                          232                226
Reserve for warranties                                    193                148
Other                                                     541                529
--------------------------------------------------------------------------------
  Total accrued liabilities                            $1,219             $1,098
================================================================================




                                               1999 Textron Annual Report     61

Quarterly Data

(Unaudited)
(Dollars in millions except per share amounts)                                               1999
----------------------------------------------------------------------------------------------------------------------------------
                                                                   Q4                  Q3                  Q2                  Q1
----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Aircraft                                                    $   1,133           $     899           $     885           $     827
Automotive                                                        763                 662                 757                 734
Industrial                                                      1,197               1,026               1,141               1,092
Finance                                                           141                 122                 104                  96
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                              $   3,234           $   2,709           $   2,887           $   2,749
==================================================================================================================================
INCOME
Aircraft                                                    $     129           $      91           $      75           $      67
Automotive                                                         66                  38                  62                  62
Industrial                                                        112                 116                 133                 122
Finance                                                            34                  38                  30                  26
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                                            341                 283                 300                 277
Gain on sale of division                                           --                  --                  --                  --
Special credits/(charges)                                          --                   3                  (2)                 --
Corporate expenses and other - net                                (33)                (37)                (35)                (38)
Interest income                                                     1                   4                   6                  16
Interest expense                                                  (29)                (11)                 (3)                (13)
Income taxes                                                     (103)                (90)                (97)                (91)
Distributions on preferred securities of
  subsidiary trusts, net of income taxes                           (7)                 (6)                 (7)                 (6)
----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                 170                 146                 162                 145
----------------------------------------------------------------------------------------------------------------------------------
Discontinued operations, net of income taxes:
  Income from operations                                           --                  --                  --                  --
  Gain on disposal                                                 31                  --                  --               1,615
----------------------------------------------------------------------------------------------------------------------------------
                                                                   31                  --                  --               1,615
----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                  201                 146                 162               1,760
Extraordinary loss from debt
  retirement, net of income taxes                                  --                  --                  --                 (43)
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $     201           $     146           $     162           $   1,717
==================================================================================================================================
EARNINGS PER COMMON SHARE
BASIC:
  Income from continuing operations                         $    1.14           $     .97           $    1.08           $     .95
  Discontinued operations, net of income taxes                    .21                  --                  --               10.59
  Extraordinary loss from debt
    retirement, net of income taxes                                --                  --                  --                (.28)
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $    1.35           $     .97           $    1.08           $   11.26
==================================================================================================================================
Average shares outstanding (in thousands)                     148,309             150,069             150,512             152,517
----------------------------------------------------------------------------------------------------------------------------------
DILUTED:
  Income from continuing operations                         $    1.12           $     .95           $    1.05           $     .93
  Discontinued operations, net of income taxes                    .21                  --                  --               10.34
  Extraordinary loss from debt
    retirement, net of income taxes                                --                  --                  --                (.27)
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $    1.33           $     .95           $    1.05           $   11.00
==================================================================================================================================
Average shares outstanding (in thousands)*                    151,267             153,406             154,096             156,112
----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME MARGINS
Aircraft                                                         11.4%               10.1%                8.5%                8.1%
Automotive                                                        8.7                 5.7                 8.2                 8.4
Industrial                                                        9.4                11.3                11.7                11.2
Finance                                                          24.1                31.1                28.8                27.1
OPERATING INCOME MARGIN                                          10.5                10.4                10.4                10.1
----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION
Price range: High                                           $  77 3/4           $  90 1/2           $      97           $ 81 7/16
             Low                                            $ 68 7/16           $  74 1/2           $ 78 5/16           $      70
Dividends per share                                         $    .325           $    .325           $    .325           $    .325
----------------------------------------------------------------------------------------------------------------------------------

(Unaudited)
(Dollars in millions except per share amounts)                                             1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                   Q4                  Q3                  Q2                  Q1
----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Aircraft                                                    $     849           $     826           $     858           $     656
Automotive                                                        670                 534                 583                 618
Industrial                                                        984                 893                 952                 893
Finance                                                            92                  99                  91                  85
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                              $   2,595           $   2,352           $   2,484           $   2,252
==================================================================================================================================
INCOME
Aircraft                                                    $      95           $      91           $      91           $      61
Automotive                                                         51                  29                  43                  56
Industrial                                                        104                 103                 108                  95
Finance                                                            28                  33                  27                  25
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                                            278                 256                 269                 237
Gain on sale of division                                           --                  --                  97                  --
Special credits/(charges)                                          --                  --                 (87)
Corporate expenses and other - net                                (38)                (35)                (34)                (34)
Interest income                                                    --                  --                  --                  --
Interest expense                                                  (40)                (37)                (36)                (33)
Income taxes                                                      (73)                (70)                (86)                (65)
Distributions on preferred securities of
  subsidiary trusts, net of income taxes                           (7)                 (6)                 (7)                 (6)
----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                 120                 108                 116                  99
----------------------------------------------------------------------------------------------------------------------------------
Discontinued operations, net of income taxes:
  Income from operations                                           40                  34                  48                  43
  Gain on disposal                                                 --                  --                  --                  --
----------------------------------------------------------------------------------------------------------------------------------
                                                                   40                  34                  48                  43
----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                  160                 142                 164                 142
Extraordinary loss from debt
  retirement, net of income taxes                                  --                  --                  --                  --
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $     160           $     142           $     164           $     142
==================================================================================================================================
EARNINGS PER COMMON SHARE
BASIC:
  Income from continuing operations                         $     .76           $     .67           $     .71           $     .60
  Discontinued operations, net of income taxes                    .26                 .20                 .29                 .27
  Extraordinary loss from debt
    retirement, net of income taxes                                --                  --                  --                  --
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $    1.02           $     .87           $    1.00           $     .87
==================================================================================================================================
Average shares outstanding (in thousands)                     157,225             162,156             163,613             162,809
----------------------------------------------------------------------------------------------------------------------------------
DILUTED:
  Income from continuing operations                         $     .74           $     .65           $     .70           $     .59
  Discontinued operations, net of income taxes                    .26                 .20                 .28                 .26
  Extraordinary loss from debt
    retirement, net of income taxes                                --                  --                  --                  --
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $    1.00           $     .85           $     .98           $     .85
==================================================================================================================================
Average shares outstanding (in thousands)*                    160,980             166,116             168,027             167,155
----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME MARGINS
Aircraft                                                         11.2%               11.0%               10.6%                9.3%
Automotive                                                        7.6                 5.4                 7.4                 9.1
Industrial                                                       10.6                11.5                11.3                10.6
Finance                                                          30.4                33.3                29.7                29.4
OPERATING INCOME MARGIN                                          10.7                10.9                10.8                10.5
----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION
Price range: High                                           $  79 1/4           $  76 1/2           $ 80 5/16           $      79
             Low                                            $ 52 1/16           $56 15/16           $  69 5/8           $  56 3/8
Dividends per share                                         $    .285           $    .285           $    .285           $    .285
----------------------------------------------------------------------------------------------------------------------------------



*Assumes full conversion of outstanding preferred stock and exercise of stock options.


62     Consistent Growth

Selected Financial Information

(Dollars in millions except where
otherwise noted and per share amounts)             1999         1998         1997         1996         1995         1994
-------------------------------------------------------------------------------------------------------------------------
REVENUES
Aircraft                                      $   3,744    $   3,189    $   3,025    $   2,593    $   2,420    $   2,186
Automotive                                        2,916        2,405        2,127        1,627        1,534        1,511
Industrial                                        4,456        3,722        3,181        2,959        2,515        2,982
Finance                                             463          367          350          327          311          277
-------------------------------------------------------------------------------------------------------------------------
Total revenues                                $  11,579    $   9,683    $   8,683    $   7,506    $   6,780    $   6,956
=========================================================================================================================
INCOME
Aircraft                                      $     362    $     338    $     313    $     261    $     237    $     194
Automotive                                          228          179          150          146          135          132
Industrial                                          483          410          346          300          250          248
Finance                                             128          113          108           96           88           83
-------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                            1,201        1,040          917          803          710          657
Gain on sale of division                             --           97           --           --           --           --
Special credits/(charges)                             1          (87)          --           --           --           --
Corporate expenses and other - net                 (143)        (141)        (152)        (125)        (128)        (101)
Interest expense - net                              (29)        (146)        (117)        (138)        (169)        (181)
Income taxes                                       (381)        (294)        (250)        (211)        (165)        (160)
Distributions on preferred securities of
  subsidiary trusts, net of income taxes            (26)         (26)         (26)         (23)          --           --
-------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS*            $     623    $     443    $     372    $     306    $     248    $     215
=========================================================================================================================
PER SHARE OF COMMON STOCK
Income from continuing operations-basic*      $    4.14    $    2.74    $    2.25    $    1.82    $    1.45    $    1.21
Income from continuing operations-diluted*    $    4.05    $    2.68    $    2.19    $    1.78    $    1.43    $    1.19
Dividends declared                            $    1.30    $    1.14    $    1.00    $     .88    $     .78    $     .70
Book value at year-end                        $   29.67    $   19.27    $   19.78    $   19.10    $   19.96    $   16.72
Common stock price: High                      $      97    $ 80 5/16    $  70 3/4    $  48 7/8    $38 11/16    $ 30 5/16
                    Low                       $ 68 7/16    $ 52 1/16    $      45    $ 34 9/16    $ 24 5/16    $  23 1/4
                    Year-end                  $76 11/16    $75 15/16    $  62 5/8    $46 11/16    $  33 3/4    $ 25 3/16
Common shares outstanding (in thousands):
  Basic average                                 150,389      161,254      164,830      167,453      169,848      176,474
  Diluted average**                             153,754      165,374      169,503      171,652      173,252      180,208
  Year-end                                      147,002      154,742      167,315      169,745      173,340      174,616
=========================================================================================================================
FINANCIAL POSITION
Total assets                                  $  16,393    $  13,721    $  11,330    $  11,514    $  11,207    $  10,374
Debt:
  Textron Manufacturing                       $   1,767    $   2,615    $   1,221    $   1,507    $   1,774    $   1,582
  Textron Finance                             $   4,551    $   2,829    $   2,365    $   2,441    $   2,277    $   2,162
Preferred securities of subsidiary trusts:
  Textron Manufacturing                       $     483    $     483    $     483    $     483    $      --    $      --
  Textron Finance                             $      29    $      --    $      --    $      --    $      --    $      --
Shareholders' equity                          $   4,377    $   2,997    $   3,228    $   3,183    $   3,412    $   2,882
Textron Manufacturing debt to total capital          27%          43%          25%          29%          34%          35%
=========================================================================================================================
INVESTMENT DATA
Capital expenditures                          $     532    $     475    $     374    $     312    $     258    $     274
Depreciation                                  $     349    $     292    $     254    $     213    $     188    $     201
Research and development                      $     670    $     613    $     602    $     576    $     656    $     611
=========================================================================================================================
OTHER DATA
Number of employees at year-end                  68,000       64,000       56,000       49,000       46,000       43,000
Number of common shareholders at year-end        22,000       23,000       24,000       25,000       26,000       27,000
=========================================================================================================================

(Dollars in millions except where
otherwise noted and per share amounts)             1993         1992
---------------------------------------------------------------------
REVENUES
Aircraft                                      $   1,987    $   1,521
Automotive                                        1,178          788
Industrial                                        3,106        3,308
Finance                                             259          258
---------------------------------------------------------------------
Total revenues                                $   6,530    $   5,875
=====================================================================
INCOME
Aircraft                                      $     172    $     128
Automotive                                           89           68
Industrial                                          237          285
Finance                                              74           62
---------------------------------------------------------------------
TOTAL OPERATING INCOME                              572          543
Gain on sale of division                             --           --
Special credits/(charges)                            --           --
Corporate expenses and other - net                 (109)         (89)
Interest expense - net                             (208)        (230)
Income taxes                                        (87)         (87)
Distributions on preferred securities of
  subsidiary trusts, net of income taxes             --           --
---------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS*            $     168    $     137
=====================================================================
PER SHARE OF COMMON STOCK
Income from continuing operations-basic*      $     .95    $     .78
Income from continuing operations-diluted*    $     .94    $     .77
Dividends declared                            $     .62    $     .56
Book value at year-end                        $   15.59    $   14.05
Common stock price: High                      $ 29 7/16    $  22 3/8
                    Low                       $ 20 3/16    $  16 7/8
                    Year-end                  $  29 1/8    $  22 3/8
Common shares outstanding (in thousands):
  Basic average                                 176,071      173,334
  Diluted average**                             179,713      177,087
  Year-end                                      180,509      178,366
=====================================================================
FINANCIAL POSITION
Total assets                                  $  10,462    $  10,009
Debt:
  Textron Manufacturing                       $   2,025    $   2,283
  Textron Finance                             $   2,037    $   1,873
Preferred securities of subsidiary trusts:
  Textron Manufacturing                       $      --    $      --
  Textron Finance                             $      --    $      --
Shareholders' equity                          $   2,780    $   2,488
Textron Manufacturing debt to total capital          42%          48%
=====================================================================
INVESTMENT DATA
Capital expenditures                          $     227    $     199
Depreciation                                  $     196    $     188
Research and development                      $     514    $     430
=====================================================================
OTHER DATA
Number of employees at year-end                  46,000       44,000
Number of common shareholders at year-end        28,000       30,000
=====================================================================


 *Before cumulative effect of changes in accounting principles in 1992.

**Assumes full conversion of outstanding preferred stock and exercise of stock options.




                                               1999 Textron Annual Report     63

Textron Business Directory



------------------------------------------------------------------------------------------------------------------------------------
AIRCRAFT           BELL HELICOPTER TEXTRON   TERRY D. STINSON           Vertical takeoff and landing aircraft for the U.S.
                                             Chairman and CEO           government, foreign governments and commercial markets.


                   -----------------------------------------------------------------------------------------------------------------
                   THE CESSNA AIRCRAFT       GARY W. HAY                Light- and mid-size business jets, utility turboprops and
                   COMPANY                   Chief Executive Officer    single-engine piston aircraft.

------------------------------------------------------------------------------------------------------------------------------------
AUTOMOTIVE      TEXTRON AUTOMOTIVE           SAM LICAVOLI               Automotive interior and exterior trim; fuel systems;
                                             Chairman, President        functional components.
                                             and CEO
                   -----------------------------------------------------------------------------------------------------------------
                   CWC TEXTRON               JED A. LARSEN              Gray iron and ductile iron castings, primarily camshafts for
                                             President                  automobile and engine manufacturers.

                   -----------------------------------------------------------------------------------------------------------------
                   KAUTEX TEXTRON            JOACHIM V. HIRSCH          Fuel tank systems and other automotive functional
                                             President and CEO          components.

                   -----------------------------------------------------------------------------------------------------------------
                   MCCORD WINN TEXTRON       WILLIAM N. WHITE           Automotive windshield and headlamp washing systems, seating
                                             President                  comfort systems and electro-mechanical components;
                                                                        blow-molded modular fluid management systems.

                   -----------------------------------------------------------------------------------------------------------------
                   MICROMATIC TEXTRON        MICHAEL J. BRENNAN         Proprietary machine tools, components and assembly systems
                                             President                  for automotive and commercial markets.

                   -----------------------------------------------------------------------------------------------------------------
                   TEXTRON AUTOMOTIVE TRIM   WILLIAM F. MACLEAN         Instrument panels, cockpit systems, door trim panels, center
                                             President                  consoles, painted fascias and exterior lighting.


------------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL      TEXTRON FASTENING SYSTEMS    JACK W. SIGHTS             Engineered fastening systems, components, assemblies and
                                             Chairman, President        value-added services for the automotive, telecommunications,
                                             and CEO                    aerospace, electronics, construction, do-it-yourself and
                                                                        transportation markets.


                   -----------------------------------------------------------------------------------------------------------------
                   AUTOMOTIVE SOLUTIONS      CHARLES R. O'BRIEN         Engineered fastening systems, components, and assemblies for
                                             President                  the automotive market. Includes: Ring Screw, Elco, Camcar,
                                                                        Mapri, Textron Industries S.A., Textron Fastening
                                                                        Systems-Germany, Sukosim, Peiner, and Boesner.

                   -----------------------------------------------------------------------------------------------------------------
                   COMMERCIAL SOLUTIONS      GEORGE W. DETTLOFF         Engineered fastening systems, components, and assemblies for
                                             President                  commercial markets. Includes: Avdel, Avdel Cherry, Camcar,
                                                                        Elco, Textron Aerospace Fasteners, Tri-Star, and Aylesbury.

                   -----------------------------------------------------------------------------------------------------------------
                   ADVANCED SOLUTIONS        GREGORY W. LAYNE           Plastic and metal engineered assemblies for the
                                             President                  telecommunications, automotive, computer/ business machines, medical and general consumer industries. Includes: InteSys.

                   -----------------------------------------------------------------------------------------------------------------
                   SUPPLY CHAIN SOLUTIONS    ANDREW K. RAYBURN          Vendor managed inventory of fasteners and other products for
                                             President                  a variety of industries, including automotive and
                                                                        do-it-yourself markets. Includes: Flexalloy and Textron
                                                                        Logistics Company.



66     Consistent Growth

------------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL      TEXTRON INDUSTRIAL PRODUCTS  FRANK J. FERACO            Fluid and power systems; golf, turf-care and specialty
(continued)                                  President                  products; electrical tools and technologies; light
                                                                        construction equipment; and industrial components.

                --------------------------------------------------------------------------------------------------------------------
                TEXTRON FLUID AND POWER      ROBERT A. GECKLE           Motion control, power transmission, fluid handling products
                                             President                  for the industrial, commercial, pharmaceutical, aerospace, transportation and defense industries.



                   -----------------------------------------------------------------------------------------------------------------
                   TEXTRON MOTION CONTROL    ROBERT A. GECKLE           Motion control components and systems for industrial,
                                             (Acting President)         defense and aerospace markets. Includes: David Brown
                                                                        Hydraulics, HR Textron, Energy Manufacturing and Williams
                                                                        Machine and Tool.

                   -----------------------------------------------------------------------------------------------------------------
                   TEXTRON POWER             ANTON ELSBORG              Mechanical power transmission components and systems for the
                   TRANSMISSION              President                  industrial, mining, mobile equipment and transportation
                                                                        markets. Includes: Cone Drive Textron, David Brown, Textron
                                                                        Industrial S.p.A., AB Benzlers and Alstom Gears.


                   -----------------------------------------------------------------------------------------------------------------
                   TEXTRON FLUID HANDLING    GREGORY C. SCHREIBER       Pumps and systems used in the plastics, chemical, oil and
                                             President                  gas, and pharmaceutical industries. Includes: David Brown
                                                                        Union Pumps, Maag Pump Systems and David Brown Guinard
                                                                        Pumps.

                   -----------------------------------------------------------------------------------------------------------------
                   TEXTRON SYSTEMS           RICHARD J. MILLMAN         Sensor-based, autonomous, real-time control systems and
                                             President                  specialty materials for weapon systems, surveillance,
                                                                        agriculture, pharmaceutical and industrial applications.

                --------------------------------------------------------------------------------------------------------------------
                TEXTRON GOLF, TURF CARE AND  FRANK J. FERACO            Golf cars, lawn and turf-care products, and multi-purpose
                SPECIALTY PRODUCTS           (Acting President)         utility vehicles.

                   -----------------------------------------------------------------------------------------------------------------
                   E-Z-GO TEXTRON            L.T. WALDEN, JR.           Electric- and gasoline-powered golf cars and multi-purpose
                                             President                  utility vehicles. Includes: E-Z-GO and Cushman.

                   -----------------------------------------------------------------------------------------------------------------
                   TEXTRON TURF CARE AND     PHILIP J. TRALIES          Professional mowing and turf maintenance equipment.
                   SPECIALTY PRODUCTS        President                  Includes: Bob-Cat, Bunton, Cushman, Jacobsen, Ransomes,
                   AMERICAS                                             Ryan, Steiner and Brouwer.

                   -----------------------------------------------------------------------------------------------------------------
                   TEXTRON TURF CARE AND     HAROLD C. PINTO            Turf-care machinery for the golf, municipal and commercial
                   SPECIALTY PRODUCTS        Managing Director          markets, and multi-purpose utility vehicles and cleaning
                   EUROPE/ASIA                                          equipment. Includes: Cushman, E-Z-GO, Jacobsen, Ransomes,
                                                                        Ryan and Iseki.

                --------------------------------------------------------------------------------------------------------------------
                GREENLEE TEXTRON             BARCLAY S. OLSON           Products for wire and cable installation, maintenance and
                                             President                  testing in residential, commercial and industrial
                                                                        facilities. Includes: Greenlee, Rifocs, Progressive,
                                                                        Datacom, Fairmont and Klauke.



                                               1999 Textron Annual Report     67

------------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL      OMNIQUIP TEXTRON             P. ENOCH STIFF             Light construction equipment, including telescopic material
(continued)                                  President and CEO          handlers, aerial work platforms and skid steer loaders.

                   -----------------------------------------------------------------------------------------------------------------
                   MATERIAL HANDLING         JAMES WILCOX               Telescopic material handlers. Includes: SKY TRAK and LULL.
                   TECHNOLOGIES              President

                   -----------------------------------------------------------------------------------------------------------------
                   COMPACT TECHNOLOGIES      JAMES HOOK                 Compact construction equipment. Includes: SCAT TRAK.
                                             President


                   -----------------------------------------------------------------------------------------------------------------
                   SNORKEL INTERNATIONAL     P. ENOCH STIFF             Aerial work platforms. Includes: SNORKELIFT.
                                             Acting President

                   -----------------------------------------------------------------------------------------------------------------
                   ALLIANCE                  RICH MUELLER               Managing and developing strategic partnerships between
                                             President                  OmniQuip businesses and key national rental fleets.



                --------------------------------------------------------------------------------------------------------------------
                TEXTRON INDUSTRIAL                                      Components for the commercial aerospace and defense
                COMPONENTS                                              industries.


                   -----------------------------------------------------------------------------------------------------------------
                   TEXTRON LYCOMING          JAMES A. KOERNER           Piston aircraft engines and replacement parts for the
                                             President                  general aviation market.

                   -----------------------------------------------------------------------------------------------------------------
                   TEXTRON MARINE &          LASZLO G. BUJDOSO          Amphibious air cushion vehicles, special usage
                   LAND SYSTEMS              President                  lightweight/high strength aluminum marine systems and
                                                                        lightweight armored vehicles for the U.S. and foreign
                                                                        governments and commercial markets.

                   -----------------------------------------------------------------------------------------------------------------
                   TURBINE ENGINE            JAMES A. KOERNER           Air and land-based gas turbine engine components for engine
                   COMPONENTS TEXTRON        President                  OEMs.



------------------------------------------------------------------------------------------------------------------------------------
FINANCE            TEXTRON FINANCIAL         STEPHEN A. GILIOTTI        Commercial lending and leasing of Textron products, golf
                   CORPORATION               Chairman, President        courses, timeshare resorts, aircraft, franchise concepts,
                                             and CEO                    telecommunications, floorplanning, factoring, vendor
                                                                        programs, portfolio servicing, asset management, insurance brokerage and syndications.




TEXTRON, TAC, Textron Advanced Solutions, Textron Aerospace Fasteners, Textron Automotive Company, Textron Automotive Solutions, Textron Automotive Trim, Textron Commercial Solutions, Textron Fastening Systems, Textron Financial Corporation, TFC, TFS, Textron Fluid Handling, Textron Fluid and Power Systems, Textron Golf, Turf Care And Specialty Products, Textron Industrial Components, Textron Industrial S.p.A., Textron Industries S.A., Textron Logistics Company, Textron Lycoming, Textron Marine & Land Systems, Textron Motion Control, Textron Power Transmission, Textron Supply Chain Solutions, Textron Systems, AB Benzlers, AB139, Alstom Gears, ASCTec, Avdel, Avdel Cherry, Aylesbury, BA609, Bell 206B Jet Ranger, Bell 206L-4 Long Ranger, Bell 212, Bell 407, Bell 412, Bell 427, Bell 430, Bell AH-1W Super Cobra, Bell AH-1Y, Bell AH-1Z, Bell Boeing V-22 Osprey, Bell Helicopter Textron, Bell OH-58D Kiowa Warrior, Bell TH-67 Trainer, Bell UH-1Y, Boesner, Brouwer, Bunton, Burkland, Camcar, Cam Tool, Cessna 182 Skylane, Cessna Citation, Cessna Caravan 208, Cessna Caravan 208B, Cessna Skyhawk 172, Cessna Skyhawk 172SP, Cessna Stationair 206, Cessna Stationair T206, Cherry, Citation Bravo, Citation CJ1, Citation CJ2, Citation Excel, Citation Sovereign, Citation Ultra, Citation Ultra Encore, Citation VII, Citation X, CitationJet, Cone Drive, Cushman, CWC Textron, Datacom, David Brown, David Brown Guinard Pumps, David Brown Hydraulics, David Brown Union Pumps, Edwards & Associates, Elco, Energy/Williams, E-Z-GO, Fairmont, Flexalloy, Greenlee Textron, HR Textron, InteSys, Jacobsen, Kautex Textron, Klauke, Lull, Maag Italia, Maag Pump Systems, Mapri, McCord Winn Textron, Micromatic Textron, OmniQuip Textron, Optical Boring, Peiner, Progressive Electronics, Ransomes, Rifocs, Ring Screw, RITec, Ryan, Scat Trak, Sky Trak, Snorkel, Steiner, Sukosim, The Cessna Aircraft Company, Tri-Star, Turbine Engine Components Textron, Wildcat, Williams Machine & Tool, Wolverine, Workpro, Xact Products and their related trademark designs and logotypes (and variations of the foregoing) are service/trademarks or trade names of Textron Inc., its subsidiaries, affiliates, or joint ventures.

68     Consistent Growth