Form 10-K, Exhibit 13
period 2000-12-30
TEXTRON INC
filed 2001-03-14
CIK 217346

                                                                      Exhibit 13


FINANCIAL REPORT

20   BUSINESS SEGMENT DATA

21   MANAGEMENT'S DISCUSSION AND ANALYSIS

33   REPORT OF MANAGEMENT, REPORT OF INDEPENDENT AUDITORS

34   CONSOLIDATED FINANCIAL STATEMENTS

39   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

59   QUARTERLY DATA

60   SELECTED FINANCIAL INFORMATION

61   TEXTRON BUSINESS DIRECTORY

BUSINESS SEGMENT DATA

For a description of the businesses comprising each segment, see pages 61 through 63.

                                                                                                           SEGMENT
                                              REVENUES                  SEGMENT PROFIT*                 PROFIT MARGINS
                                    ------------------------------------------------------------------------------------------
(In millions)                         2000      1999     1998      2000       1999       1998        2000      1999      1998
------------------------------------------------------------------------------------------------------------------------------
Aircraft                            $ 4,394   $ 4,019   $3,380   $   451    $   362    $   338       10.3%      9.0%     10.0%
Automotive                            2,924     2,868    2,356       244        220        171        8.3       7.7       7.3
Fastening Systems                     2,137     2,082    1,758       182        190        186        8.5       9.1      10.6
Industrial Products                   2,944     2,422    2,013       343        301        232       11.7      12.4      11.5
Finance                                 691       463      367       190        128        113       27.5      27.6      30.8
------------------------------------------------------------------------------------------------------------------------------
                                    $13,090   $11,854   $9,874   $ 1,410    $ 1,201    $ 1,040       10.8%     10.1%     10.5%
==============================================================================================================================
Special charges, net                                                (483)         1        (87)
Gain on sale of division                                              --         --         97
                                                                 ------------------------------
Segment operating income                                             927      1,202      1,050
Corporate expenses and other, net                                   (164)      (143)      (141)
Interest income                                                        6         27         --
Interest expense                                                    (158)       (56)      (146)
-----------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes**                                          $   611    $ 1,030    $   763
===============================================================================================

* Segment profit represents the measurement used by Textron to evaluate performance for decision making purposes. Segment profit for manufacturing segments does not include interest, certain corporate expenses, special charges and gains and losses from the disposition of significant business units. The measurement for the Finance segment includes interest income, interest expense and distributions on preferred securities of Finance subsidiary trust.

** Before distributions on preferred securities of manufacturing subsidiary trust.

2000 REVENUES

[PIE CHART GRAPHIC]

-   34%  Aircraft $4,394
-   22%  Automotive $2,924
-   16%  Fastening Systems $2,137
-   23%  Industrial Products $2,944
-    5% Finance $691



2000 SEGMENT PROFIT

[PIE CHART GRAPHIC]

-   32%  Aircraft $451
-   17%  Automotive $244
-   13%  Fastening Systems $182
-   24%  Industrial Products $343
-   14%  Finance $190



TEXTRON 2000 ANNUAL REPORT 20

--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


RESULTS OF OPERATIONS

[BAR GRAPH GRAPHIC]

REVENUES

  98            99          00
----------------------------------
  11%           20%         10%
$9,874       $11,854     $13,090


EARNINGS PER SHARE*

[BAR GRAPH GRAPHIC]

  98            99          00
----------------------------------
  22%           51%        (53)%
$2.68          $4.05      $1.90

*     Income from continuing operations - diluted

TEXTRON INC.
2000 vs. 1999

- Income from continuing operations for 2000 was $277 million, down from the 1999 amount of $623 million. Diluted earnings per share from continuing operations were $1.90 and $4.05 for 2000 and 1999, respectively. Textron recognized special charges of $483 million in 2000 or $2.75 per share after income taxes. Revenues increased 10% to $13.1 billion in 2000 from $11.9 billion in 1999.

- Special charges of $483 million (pre-tax) in 2000 include accruable restructuring charges of $16 million, associated with the modernization and consolidation of manufacturing facilities in the Automotive and Industrial Products segments, $350 million for goodwill and fixed asset impairment and $117 million for the write-down of the Company's e-business investment portfolio. The discussion that follows refers to results before special charges unless otherwise noted.

- Textron reorganized its management reporting structure into five segments, separately reporting Fastening Systems and Industrial Products, which previously comprised the Industrial segment. Additionally, management responsibility for one division previously reported in the Automotive segment has been transferred to the Industrial Products segment. Prior periods have been restated to reflect these changes.

- Segment profit of $1.410 billion increased 17% from $1.201 billion in 1999, as a result of continued improved financial results in Aircraft, Automotive, Industrial Products and Finance. Segment profit in Fastening Systems decreased slightly. Segment profit represents the measurement used by Textron to evaluate performance for decision making purposes and for manufacturing segments does not include interest, certain corporate expenses, special charges and gains and losses from the disposition of significant business units. The measurement for the Finance segment includes interest income, interest expense and distributions on preferred securities of Finance subsidiary trust.

- Segment profit reflected gains associated with the sale of several small non-core product lines and joint ventures, and fixed assets in the manufacturing segments and the benefit of higher income related to the syndication and securitization of several portfolios in the Finance segment. Additionally, segment profit benefited from higher income related to retirement benefits, reflecting a higher expected return on plan assets and revised actuarial estimates.

- Total segment margin increased to 10.8% in 2000 from 10.1% in 1999, due primarily to higher Aircraft and Automotive margins.

- Effective in the fourth quarter 2000, Textron reclassified certain items in its income statement and restated revenues and costs for prior periods. A substantial portion of the reclassifications related to the adoption of Emerging Issues Task Force (EITF) consensus on Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent", whereby used aircraft sales are now reported as revenues; previously they were netted against costs. Prior period financial information has been reclassified to conform with the current year presentation. The result of the reclassifications was to increase revenue and costs by $254 million, $275 million and $191 million for 2000, 1999 and 1998, respectively. There was no effect on income from continuing operations or net income.

- Effective January 2000, Textron implemented the EITF consensus on Issue 99-5 "Accounting for Pre-Production Costs Related to Long Term Supply Arrangements." As a result of this, in the first quarter 2000, Textron reported a cumulative effect of change in accounting principle of $59 million (net of tax), or approximately $0.41 per share related to the adoption of this consensus.

- Textron completed the sale of Avco Financial Services (AFS) to Associates First Capital Corporation for $3.9 billion in cash on January 6, 1999 and recorded an after-tax gain of $1.65 billion or $10.70 per share. Textron also recorded an extraordinary loss of $43 million (net of tax) or $.27 per share on the early retirement of debt in 1999. Net income (including the cumulative effect of the change


                                                   21 TEXTRON 2000 ANNUAL REPORT
      in accounting principle and the special charges in 2000) was $218 million or $1.49 per share compared to 1999 net income of $2.23 billion or $14.48 per share, which included the gain on the sale of AFS and the extraordinary loss.

- Interest income and expense - the net interest expense for Textron Manufacturing increased $123 million due to the re-leveraging that occurred following the divestiture of AFS. Interest expense increased $102 million due to a higher level of average debt as a result of acquisitions and share repurchases. Interest income for 2000 of $6 million was related to the settlement of a note receivable compared to income of $27 million realized in 1999 as a result of its net investment position.

- Corporate expenses and other, net increased $21 million due primarily to the impact of organizational changes in the first and fourth quarters and costs associated with strategic and e-business initiatives in 2000, partially offset by higher income related to retirement benefits.

- Income taxes - the effective income tax rate for 2000 was 50.4% primarily due to the impact of the non-tax deductibility of goodwill written off in the fourth quarter. The impact of the special charges on the effective tax rate was 14.9%. Excluding the tax impact of the special charges, the effective tax rate was 35.5% for 2000 compared to 37.0% in 1999. This reduction is primarily due to the benefit of tax planning initiatives being realized in 2000 and the tax benefit of a contribution of shares granted to Textron in 1999 from Manulife Financial Corporation's initial public offering on their demutualization of Manufacturers Life Insurance Company to the Textron Charitable Trust.

- As a result of the softening economy, especially in the automotive industry, Textron anticipates slower growth rates for 2001, particularly in the first quarter. To strengthen operating efficiencies and better align its operations with current economic and market conditions in its Automotive, Fastening Systems and Industrial Products segments, Textron expects to incur additional restructuring charges over the next four to five quarters as the restructuring efforts are implemented.

1999 vs. 1998

- Income from continuing operations in 1999 of $623 million was up 41% from $443 million in 1998. Diluted earnings per share from continuing operations in 1999 of $4.05 were up 51% from $2.68 in 1998. Revenues increased 20% to $11.9 billion in 1999 from $9.9 billion in 1998.

- Segment profit of Textron's five business segments aggregated $1.201 billion in 1999, up 15% from 1998, as a result of continued improved financial results across all business segments, reflecting the benefit of organic growth and acquisitions.

- Total segment margin decreased to 10.1% in 1999 from 10.5% in 1998, due primarily to lower Aircraft margins and the impact of lower margin acquisitions.

- Net income in 1999, including the gain on the sale of AFS and the extraordinary loss, was $2.23 billion or $14.48 per share, compared to $608 million in 1998 or $3.68 per share, which included $165 million of discontinued operating income from AFS.

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

AIRCRAFT
2000 vs. 1999

The Aircraft segment's revenues and profit increased $375 million (9%) and $89 million (25%), respectively, achieving a 130 basis point improvement in margin.

- Cessna Aircraft's revenues increased $342 million due to higher sales of business jets, primarily the Citation Excel and the Citation Bravo, and increased spares and service revenues. Its profit increased as a result of the higher sales and improved operating performance, partially offset by increased engineering expense related to the Sovereign business jet.


TEXTRON 2000 ANNUAL REPORT 22

AIRCRAFT
REVENUES

[BAR GRAPH GRAPHIC]

  98            99          00
----------------------------------
  5%           19%           9%
$3,380        $4,019      $4,394



- Bell Helicopter's revenues increased $33 million as higher foreign military sales ($54 million), higher commercial spares sales ($21 million) and higher revenues on the V-22 Osprey tiltrotor aircraft production contract ($41 million) were partially offset by lower sales of commercial and other military helicopters ($71 million). Bell's profit increased due to the higher revenues and higher income related to retirement benefits. This favorable impact was partially offset by the lower recognition into income ($30 million in 2000 vs. $37 million in 1999) of cash received from a joint venture partner in 1998 on the formation of the BA609 program. Product development expense for 2000 increased slightly as higher spending on the BA609 commercial tiltrotor aircraft (net of the benefit of the contribution from a new supplier for the BA609 fuselage) was offset by lower spending on other programs.

- The Department of Defense is investigating a recent mishap of the V-22 tiltrotor aircraft. Pending the results of the investigation, the U.S. Marine Corps has temporarily restricted the use of their V-22 aircraft. While current production continues under a low rate production contract, approval of a full rate production contract by the Department of Defense will probably be delayed pending the outcome of the investigation. During 2000, the Company recognized total revenue of $432 million under the V-22 program.

SEGMENT
PROFIT

[BAR GRAPH GRAPHIC]

  98            99          00
----------------------------------
  8%            7%          25%
$338          $362         $451


1999 vs. 1998

The Aircraft segment's revenues and profit increased $639 million (19%) and $24 million (7%), respectively, due to higher results at Cessna Aircraft.

- Cessna Aircraft's revenues increased $523 million as a result of higher sales of business jets, primarily the Citation X and the Citation Excel, higher single-engine piston aircraft sales and increased spares and service revenues. Its profit increased as a result of the higher sales, partially offset by increased manufacturing costs associated with the ramp-up in production of new aircraft, higher warranty expense and increased new product development expense related to the Citation CJ2.

- Bell Helicopter's revenues increased $116 million, due primarily to higher revenues on the V-22 production contract ($105 million) and the Huey and Cobra upgrade contracts ($63 million) and higher foreign military sales ($42 million), partially offset by lower commercial and U.S. Government helicopter sales ($102 million). Bell's profit was unchanged from the 1998 level. 1999 results reflected the full year recognition into income ($37 million in 1999 vs. $10 million in 1998) of cash received in 1998 on the formation of a joint venture on the BA609 program, partially offset by higher expense related to new product development, while 1998 results reflected favorable contract adjustments related to the Bell-Boeing V-22 Engineering, Manufacturing and Development contract.

AUTOMOTIVE
REVENUES

[BAR GRAPH GRAPHIC]

  98            99          00
----------------------------------
  14%           22%          2%
$2,356        $2,868      $2,924


SEGMENT
PROFIT

[BAR GRAPH GRAPHIC]

  98            99          00
----------------------------------
  21%           29%         11%
 $171          $220        $244


AUTOMOTIVE
2000 vs. 1999

The Automotive segment's revenues increased $56 million (2%) while profit increased $24 million (11%) resulting in a 60 basis point increase in margin. These results were achieved despite North American automotive original equipment manufacturer (OEM) production decreases in the fourth quarter 2000.

- Trim revenues increased $46 million due to the contribution from acquisitions, primarily the Plascar and the Textron Automotive Italia, S.r.l. joint venture (formerly referred to as Textron Breed Automotive, S.r.l) and major new program launches, partially offset by customer price reductions. Profit increased 9% due to improved operating performance and the contribution from acquisitions partially offset by higher petroleum-based resin prices, customer price reductions and higher engineering and design expense to support future programs.

- Fuel Systems and Functional Components revenues increased $10 million as a result of higher sales volume at Kautex, partially offset by the negative impact of foreign exchange and customer price reductions. Profit increased 14% due to improved operating performance at Kautex and a gain from the sale of two non-core product lines, partially offset by the unfavorable impact of foreign exchange, customer price reductions and higher petroleum-based resin prices.


                                                   23 TEXTRON 2000 ANNUAL REPORT

In order to address performance issues in certain businesses and better align itself with current economic and market conditions, Textron has approved restructuring programs at Trim and in the Fuel Systems and Functional Components businesses.

1999 vs. 1998

The Automotive segment's revenues increased $512 million (22%), while profit increased $49 million (29%).

- Trim revenues increased $315 million (21%) reflecting increased production at DaimlerChrysler, Ford and General Motors, which was depressed in 1998 by a strike. The increase in revenues also reflected the benefit of the Textron Automotive Italia, S.r.l. joint venture and the Midland Industrial Plastics acquisition. Profit increased 25% due to the higher sales, partially offset by customer price reductions.

- Fuel Systems and Functional Components revenues increased $197 million (23%) due primarily to higher North American market penetration by Kautex. Despite customer price reductions, profit increased 37% due to higher sales and improved operating performance at Kautex.



FASTENING SYSTEMS
Revenues

[BAR GRAPH]

  98            99          00
----------------------------------
  17%           18%         3%
 $1,758       $2,082      $2,137


Segment
Profit

[BAR GRAPH]

  98            99          00
----------------------------------
  11%           2%          (4)%
$186           $190         $182


FASTENING SYSTEMS
2000 vs. 1999

The Fastening Systems segment's revenues increased $55 million (3%), while profit decreased $8 million (4%). Revenues increased due to the contribution from acquisitions, primarily InteSys Technologies. This increase in revenues was partially offset by the unfavorable impact of foreign exchange in its European operations, lower volume in the heavy truck industry and customer price reductions. Segment profit decreased as improved operating performance at Commercial Solutions and Automotive Solutions and the benefit from acquisitions were offset by the unfavorable impact of customer price reductions, foreign exchange and lower volume in the heavy truck industry. As discussed on page 25 under "Special Charges, Net", Textron recorded a $128 million goodwill impairment write-down related to Fastening Systems.

In order to address performance issues in certain businesses and better align itself with current economic and market conditions, Textron has approved restructuring programs at Advanced Solutions, Automotive Solutions and Commercial Solutions.

1999 vs. 1998

The Fastening Systems segment's revenues and profit increased $324 million (18%) and $4 million (2%), respectively. Revenues increased as a result of the contribution from acquisitions, primarily Flexalloy, Ring Screw Works, Peiner, Sukosim and InteSys Technologies, partially offset by the unfavorable impact of foreign exchange in its European operations. Its profit increased as the benefit from acquisitions more than offset the lower revenues in Europe. Results were also affected by unfavorable operating performance at certain plants in Europe caused by production scheduling issues, integration costs in the Vendor Managed Inventory business, lower profit at an automotive plant related to economic conditions in Brazil and non-recurring costs associated with restructuring programs started in 1999.


INDUSTRIAL PRODUCTS
Revenues

[BAR GRAPH]

  98            99          00
----------------------------------
  16%          20%          22%
 $2,013       $2,422      $2,944


INDUSTRIAL PRODUCTS
2000 vs. 1999

The Industrial Products segment's revenues and profit increased $522 million (22%) and $42 million (14%), respectively. Revenues increased as a result of the contribution from acquisitions, primarily OmniQuip, and higher organic sales at Golf and Turf, Textron Marine & Land Systems, Greenlee, Textron Motion Control and Textron Lycoming. This increase in revenues was partially offset by lower revenues at Textron Systems, due to a change in contract mix, and lower demand at Textron Power Transmission, Textron Fluid Handling Products and Turbine Engine Components Textron (TECT). Profit increased primarily as a result of the contribution from acquisitions, higher income related to retirement benefits and improved margins at Textron Motion Control and Textron Systems. This


TEXTRON 2000 ANNUAL REPORT 24
increase in profit was partially offset by lower organic sales and unfavorable operating performance at OmniQuip, TECT and Textron Fluid Handling Products. During the fourth quarter 2000, Textron recorded a write-down of TECT goodwill for $178 million as discussed below under the heading "Special Charges, Net."

In order to address performance issues in certain businesses and better align itself with current economic and market conditions, Textron has approved restructuring programs at OmniQuip, Greenlee, Golf and Turf, Textron Motion Control, Textron Power Transmission, Textron Fluid Handling Products and Textron Systems.


INDUSTRIAL PRODUCTS
Segment
Profit

[BAR GRAPH]

  98            99          00
----------------------------------
  23%          30%         14%
  $232         $301        $343


1999 vs. 1998

The Industrial Products segment revenues and profit increased $409 million (20%) and $69 million (30%), respectively. Revenues increased as a result of the contribution from acquisitions, primarily David Brown, OmniQuip, Ransomes and Progressive Electronics, and higher organic sales at Golf and Turf and Greenlee. Its profit increased as a result of the higher sales combined with strong margin improvement at Golf and Turf and Textron Systems, and a gain on the sale of a product line. These benefits were partially offset by lower organic sales at Textron Power Transmission, reflecting a decline in the worldwide mechanical power transmission market, and TECT due to lower customer requirements, and the impact of the divestiture of Fuel Systems in 1998. In addition, 1998 results were depressed by a one-month strike at a Golf and Turf plant.


FINANCE
Revenues

[BAR GRAPH]

  98            99          00
----------------------------------
  5%            26%         49%
$367           $463        $691


FINANCE
2000 vs. 1999

The Finance segment's revenues increased $228 million (49%) while profit increased $62 million (48%). Revenues increased due to a higher level of average receivables ($5.782 billion in 2000 vs. $4.252 billion in 1999), reflecting a balance of both acquisitive and organic growth, a higher yield on receivables and higher syndication and securitization income ($34 million in 2000 vs. $14 million in 1999). Segment profit increased as the benefit of the higher revenues was partially offset by higher expenses related to managed receivables and a higher provision for loan losses.


Segment
Profit

[BAR GRAPH]

  98            99          00
----------------------------------
  5%            13%         48%
$113           $128         $190


1999 vs. 1998

The Finance segment's revenues increased $96 million (26%), while profit increased $15 million (13%). Revenues increased due to a higher level of average receivables ($4.252 billion in 1999 vs. $3.190 billion in 1998), reflecting both acquisitive and organic growth and an increase in syndication and servicing fee income. This was partially offset by lower yields on receivables, reflecting lower prevailing interest rates. Profit increased as the benefit of higher revenues was partially offset by higher expenses related to growth in managed receivables and a higher provision for loan losses related to growth in receivables and higher charge-offs in the revolving credit portfolio. This was partially offset by a lower provision for loan losses in the real estate portfolio. Included in 1999 results was a gain of $4.7 million on the sale of an investment in the third quarter, while third quarter 1998 results included a gain of $3.4 million on the securitization of Textron-related receivables.

SPECIAL CHARGES, NET

As discussed in Note 17, Textron recorded pre-tax charges totaling $483 million in 2000. The charges include restructuring charges of $16 million associated with the modernization and consolidation of manufacturing facilities in the Automotive ($1 million) and Industrial Products ($15 million) segments, $350 million of asset impairment charges in the Industrial Products, Fastening Systems and Automotive segments, and $117 million for the write-down of the Company's e-business investment portfolio.

In the fourth quarter 2000, Textron finalized its 2000 restructuring program to strengthen operating efficiencies and better align its operations with current economic and market conditions in its Automotive, Fastening Systems and Industrial Products segments. The Company expects to incur restructuring charges over the next four to five quarters as the restructuring efforts are implemented. Severance costs will be included in the restructuring charges and are based upon established policies and practices. The total cash cost of the program, before savings, is expected to be


                                                   25 TEXTRON 2000 ANNUAL REPORT
between $140 and $160 million which will be incurred primarily during 2001. Ongoing annualized savings are expected to be $100 to $120 million, beginning in 2002, with $50 to $70 million realized in 2001. Substantially all planned actions will be executed by year-end 2001, with an estimated net reduction in the global workforce of over 3,600.

In conjunction with the initiation of the 2000 restructuring program and the Company's fourth quarter multi-year financial planning process, management identified certain indicators of potential impairment of long-lived assets including goodwill. As a result, the Company performed an impairment review which identified impaired goodwill of $194 million in Industrial Products, $128 million in Fastening Systems and $27 million in Automotive, as well as impaired fixed assets of $1 million in Automotive resulting in an aggregate write-down of $350 million. The largest portions of the goodwill charge were at TECT ($178 million) and Flexalloy ($96 million). Key impairment indicators during 2000 with respect to TECT, a manufacturer of air and land-based gas turbine engines components and airframe structures, were deteriorating margins and its inability to generate new contracts combined with declining sales from its largest customer representing approximately 50% of TECT's total revenues. Key indicators for Flexalloy, a vendor-managed inventory company, serving primarily the heavy truck industry within Fastening Systems, were its performance against plan and the negative effect on its vendor-managed business model by other supply chain competitors. Flexalloy's business is dependent upon large customers and the service level for larger customers cannot be easily replicated without substantial additional investment. Also, the synergies within Fastening Systems, which were initially viewed to be significant due to Textron's existing market share, have been considerably less than anticipated. The undiscounted cash flow projections performed for the applicable operating units were less than the carrying amounts of long-lived assets including goodwill indicating that there was impairment. Accordingly, Textron recorded the goodwill write-down to the extent the carrying amount of goodwill exceeded its fair value.

During the last several months of 2000, the value of Textron's e-business investment portfolio has fallen substantially. The Company has determined that this decline in value is other than temporary and has taken a pre-tax charge of $117 million to write-down its e-business investment portfolio to its current value. The application of e-business technology across the Company remains an important strategic investment for Textron.

Textron recorded pre-tax charges of $18 million and $87 million in 1999 and 1998, respectively, related to restructuring activities. The charges include severance costs, asset impairments and other exit related costs associated with the cost reduction efforts and plant closures in the former Industrial segment, and headcount reductions in the Aircraft segment as discussed further in Note 17.

In the third quarter of 1999, Textron recorded a gain of $19 million as a result of shares granted to Textron from Manulife Financial Corporation's initial public offering on their demutualization of Manufacturers Life Insurance Company.

DISCONTINUED OPERATIONS

In August 1998, Textron announced that it had reached an agreement to sell Avco Financial Services (AFS) to Associates First Capital Corporation. The sale was completed on January 6, 1999. AFS is classified as a discontinued operation in 1999 and 1998.

LIQUIDITY & CAPITAL RESOURCES

The liquidity and capital resources of Textron's operations are best understood by separately considering its independent borrowing groups, Textron Manufacturing and Textron Finance. Textron Manufacturing consists of Textron Inc., the parent company, consolidated with the entities which operate in the Aircraft, Automotive, Fastening Systems and Industrial Products business segments, whose financial results are a reflection of the ability to manage and finance the development, production and delivery of tangible goods and services. Textron Finance consists of Textron's wholly-


TEXTRON 2000 ANNUAL REPORT 26
owned commercial finance subsidiary, Textron Financial Corporation, consolidated with its subsidiaries. Textron Finance's financial results are a reflection of its ability to provide financial services in a competitive marketplace, at the appropriate pricing, while managing the associated financial risks. The fundamental differences between each borrowing group's activities result in different measures used by investors, rating agencies and analysts.

OPERATING CASH FLOWS

Textron's financial position continued to be strong at the end of 2000. During 2000, cash flows from operations was the primary source of funds for operating needs and capital expenditures of Textron Manufacturing. The Statements of Cash Flows for each borrowing group detailing the changes in cash balances are on pages 36-37. Textron Manufacturing's operating cash flow includes dividends received from Textron Finance. Beginning in early 1999, the methodology used by Textron Finance to determine the amount of dividends to be paid to Textron Manufacturing changed from payments based on Textron Finance maintaining a leverage ratio of 6.5 to 1 to payments based on maintaining a leverage ratio of
7.5 to 1.

FINANCING

Textron Manufacturing's debt to total capital ratio was 32% at December 30, 2000 up from 27% at January 1, 2000. The increase is consistent with Textron's financial target of maintaining its debt to capital ratio in the low to mid-30% range. Consistent with the analytical methodology used by members of the financial community, leverage of the manufacturing operations excludes the debt of Textron Finance for the purposes of calculating leverage pursuant to Textron's financial targets. In turn, Textron Finance evaluates its leverage by limiting borrowing so that its leverage will not exceed a ratio of debt to tangible equity of 7.5 to 1. As a result, surplus capital of Textron Finance will be returned to Textron, and additional capital required for growth will be infused or left in the business, assuming Textron Finance's returns are consistent with Textron's standards.

Borrowings have historically been a secondary source of funds for Textron Manufacturing and, along with the collection of finance receivables, are a primary source of funds for Textron Finance. Both Textron Manufacturing and Textron Finance utilize a broad base of financial sources for their respective liquidity and capital requirements. The Company's strong credit ratings from Moody's (A2 Long-Term; P1 Short-Term), Standard & Poor's (Textron Manufacturing:
A Long-Term; A1 Short-Term. Textron Finance: A- Long-Term; A2 Short-Term) and Fitch (A Long-Term; F1 Short-Term) provide flexibility in obtaining funds on competitive terms. The Company's credit facilities are summarized on page 45.

During 2000, Textron Manufacturing established a two billion Euro Medium-Term Note facility (EMTN), which provides for the issuance of debt securities denominated in the Euro or other currencies. Under the EMTN, Textron issued 300 million Euro-denominated ($273 million U.S. dollar-equivalent as of December 30, 2000) 5.63% medium-term notes which mature in 2005 and 150 million British Pound Sterling-denominated ($221 million U.S. dollar-equivalent as of December 30,
2000) 6.63% notes which mature in 2020. The proceeds from the sale of these notes were used to reduce existing short-term debt and for general corporate purposes.

During 2000, Textron Finance increased its medium-term note facility by $300 million and issued $415 million of one-year variable rate notes. The related proceeds were used to refinance maturing commercial paper. The medium-term note facility was fully utilized as of year-end 2000. Textron Finance also issued $73 million in variable-rate notes that mature in 2003 through 2004, and $75 million Canadian dollar-denominated ($50 million U.S. dollar equivalent as of December 30, 2000) notes through private placements that mature in 2003. In April 2000, Textron Finance issued $750 million in variable rate notes under its shelf registration statement facility of which $275 million matures in 2001 and $475 million matures in 2002. The proceeds from these notes were used to refinance maturing commercial paper and terminate $220 million of other variable rate debt, which was prepaid at par.

During 2000, Textron Finance securitized approximately $763 million of general aviation receivables, $275 million of equipment loans and leases, $70 million of franchise loans and $69 million of land lot loans. In connection with the securitizations, Textron Finance terminated $300 million notional interest


                                                   27 TEXTRON 2000 ANNUAL REPORT
rate exchange agreements that were entered in 2000 to hedge the cash receipts associated with the securitization. The proceeds from the securitization sales were used to retire existing commercial paper. Realized gains recognized on these securitizations during 2000 was $22 million. The securitizations provided Textron Finance with an alternate source of financing while maintaining desired debt to capital ratios. Textron Finance anticipates that it will enter additional securitization transactions in 2001.

At year-end 2000, Textron Manufacturing had $1.5 billion available under its existing shelf registration filed with the Securities Exchange Commission (SEC) and approximately $1.3 billion U.S. dollar-equivalent available under the EMTN. Also at year-end 2000, Textron Finance had $1.25 billion available under its shelf registration filed with the SEC. The Company believes that both borrowing groups, individually and in the aggregate, have adequate credit facilities and have available access to capital markets to meet their long-term financing needs.

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

- Achieve "economic profit" - earnings over and above the cost of capital, which approximates 10 percent after tax for domestic manufacturing (13 percent for domestic finance) - within a three-year time period. If an acquisition cannot produce an economic profit within this time frame, it must have a sound strategic justification (such as protecting an existing business with acceptable returns on capital) or the capital is better returned to shareholders.

- Nondilutive to EPS in the first twelve months and contribute to EPS thereafter.

Acquisitions by Textron Manufacturing are evaluated on an enterprise basis, so that the capital employed is equal to the price paid for the target company's equity plus any debt assumed. During the past three years, Textron acquired 32 companies, acquired the minority interest of two entities and entered into three joint ventures in the Manufacturing segments for an aggregate cost of $2.4 billion, including notes issued for approximately $164 million, treasury stock issued for $32 million and $529 million of debt assumed. In December 2000, Textron agreed to acquire Tempo Research Corporation to further expand its growing presence in the telecommunications test equipment market. This transaction closed in early 2001.

Acquisitions of Textron Finance are evaluated on the basis of the amount of Textron Manufacturing capital that Textron would have to set aside so that the acquisition could be levered at a debt to tangible equity ratio with Textron Finance of 7.5 to 1. During the past three years, Textron Finance acquired six companies. The capital required for these acquisitions was $387 million. The actual cost of the acquisitions was $1.5 billion, including debt assumed of $595 million.

Textron has invested approximately $100 million in Safeguard Scientifics, Inc. common stock as part of a strategic alliance with this Internet holding and operating company. Under the alliance, Textron is working with Safeguard partner companies to develop and execute global e-commerce strategies. Also, Textron invested approximately $8 million in the common stock of a Safeguard partner company and purchased $25 million of EqualFooting.com, Inc. convertible preferred stock in support of the Company's e-business initiative. These investments were made to accelerate the application of critical new technology across all of the Company's businesses. While this remains an important strategic objective for Textron, the value of the Company's investments has fallen substantially over the last several months of 2000. As a result, Textron has taken a charge in December 2000 of $117 million ($76 million after tax) to write down the Company's e-business investment portfolio to its current value. At year-end 2000, Textron's equity investments in its e-business portfolio had a carrying value of $17 million with no unrealized gain or loss in accumulated other comprehensive loss.


TEXTRON 2000 ANNUAL REPORT 28

Capital spending in 2000 continued at a level consistent with 1999, decreasing only slightly to $527 million. Combined capital spending for the past three years totaled $1.5 billion.

On February 23, 2000, Textron announced that its Board of Directors had authorized a new ten million share repurchase program. In 2000, Textron repurchased 6.6 million shares of common stock under its Board authorized share repurchase program at an aggregate cost of $353 million. Textron's Board of Directors approved the annual dividend per common share of $1.30 in 2000. Dividend payments to shareholders in 2000 amounted to $189 million, a decrease of $3 million from 1999.

FINANCIAL RISK MANAGEMENT

INTEREST RATE RISKS

Textron's financial results are affected by changes in U.S. and foreign interest rates. As part of managing this risk, the Company enters into interest rate exchange agreements to convert certain variable-rate debt to long-term fixed-rate debt and vice versa. The overall objective of Textron's interest rate risk management is to achieve a prudent balance between floating and fixed-rate debt. The Company's mix of fixed and floating rate debt is continuously monitored by management and is adjusted, as necessary, based on evaluation of internal and external factors. The difference between the rates Textron Manufacturing received and the rates it paid on interest rate exchange agreements did not significantly impact interest expense in 2000 or 1999.

Textron Finance's strategy is to match interest-sensitive assets with interest-sensitive liabilities to limit the Company's exposure to changes in interest rates. As part of managing this matching strategy, Textron Finance has entered into interest rate exchange agreements, including basis swaps, to lock-in desired spreads between certain interest-earning assets and certain interest-bearing liabilities. During 2000, Textron Finance entered into interest rate exchange agreements to hedge the $750 million of variable-pay medium term notes issued under its shelf registration statement. These included interest rate swaps with an aggregate notional amount of $150 million to fix the interest rates on a corresponding amount of the new notes. Further, an aggregate $600 million notional of basis swaps were entered to convert the variable interest rate payments on $600 million of the new debt from LIBOR based payments to Prime based payments. Textron Finance terminated fixed-pay interest rate exchange agreements with an aggregate notional amount of $150 million that were hedging existing variable rate debt. Textron Finance has entered forward starting interest rate exchange agreements with an aggregate notional amount of $200 million to fix interest rates on debt expected to be issued in the first quarter of fiscal 2001. The net impact of these agreements was immaterial in 2000 and increased reported interest expense by $2 million in both 1999 and 1998.

FOREIGN EXCHANGE RISKS

Textron's financial results are affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which products are manufactured and/or sold. Textron Manufacturing's primary currency exposures are the European Common Currency (Euro), British Pound and Canadian Dollar.

Textron Manufacturing manages its exposures to foreign currency assets and earnings primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. Prior to 2000, Textron Manufacturing had primarily used synthetic foreign borrowings to manage foreign currency exposures, however, during 2000, Textron Manufacturing primarily used actual foreign currency borrowings for these purposes.

In addition, as part of managing its foreign currency transaction exposures, Textron enters into foreign currency forward exchange and option contracts. These contracts are generally used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the functional currency. The notional amount of outstanding foreign exchange contracts, foreign currency options and currency swaps was approximately $841 million at year-end 2000 and $1.3 billion at year-end 1999.


                                                   29 TEXTRON 2000 ANNUAL REPORT

Effective January 1, 1999, the European Economic and Monetary Union entered into a transition phase during which a common currency, the Euro, was introduced into participating countries. The Euro conversion has not had a material impact on Textron's business.

QUANTITATIVE RISK MEASURES

Textron has used a sensitivity analysis to quantify the market risk inherent in its financial instruments. Financial instruments held by the Company that are subject to market risk (interest rate risk, foreign exchange rate risk and equity price risk) include finance receivables (excluding lease receivables), debt (excluding lease obligations), interest rate exchange agreements, foreign exchange contracts, currency swaps, marketable equity securities and marketable security price forward contracts.

Presented below is a sensitivity analysis of the fair value of Textron's financial instruments at year-end. The following table illustrates the hypothetical change in the fair value of the Company's financial instruments at year-end assuming a 10% decrease in interest rates, a 10% strengthening in exchange rates against the U.S. dollar and a 10% decrease in the quoted market prices of applicable marketable equity securities. The estimated fair value of the financial instruments was determined by discounted cash flow analysis and by independent investment bankers. This sensitivity analysis is most likely not indicative of actual results in the future.


                                                                                2000                                        1999
--------------------------------------------------------------------------------------------------------------------------------
                                                                        Hypothetical                                Hypothetical
                                              Carrying         Fair        Change In      Carrying          Fair       Change In
(In millions)                                    Value        Value       Fair Value         Value         Value      Fair Value
--------------------------------------------------------------------------------------------------------------------------------
Interest Rate Risk
Textron Manufacturing:
         Debt                                  $ 2,061      $ 2,105            $  31       $ 1,745       $ 1,740            $ 22
         Interest rate
           exchange agreements                      --           (8)              (9)           --             7             (10)
Textron Finance:
         Finance receivables                     4,767        4,840               31         4,624         4,642              57
         Interest rate
           exchange agreements                      --           (6)              (5)           --            --              --
         Debt                                    4,667        4,688               33         4,551         4,535              38
         Interest rate
           exchange agreements                      --           17               10            --            (2)              1
Foreign Exchange Rate Risk
Textron Manufacturing:
         Debt                                    1,101        1,113              111           285           286              23
         Foreign exchange contracts                 (1)          (1)             (15)           --            (6)            (22)
         Currency swaps                             --           --               --           (21)          (25)             88
         Interest rate
           exchange agreements                      --           --               --            --             1              --
Textron Finance:
         Debt                                       50           50                5            --            --              --
         Foreign exchange contracts                 --           --               (2)              --            --            --
         Currency swaps                             --            1                1            --            --              --
Equity Price Risk
Textron Manufacturing:
         Available for sale securities              16           16               (2)           --            --              --
         Marketable security price
           forward contracts                       (26)         (26)              (8)            5             5             (12)


TEXTRON 2000 ANNUAL REPORT 30

          OTHER MATTERS



                           ENVIRONMENTAL
                           As with other industrial enterprises engaged in similar businesses, Textron is involved in a number of remedial actions under various federal and state laws and regulations relating to the environment which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which their hazardous wastes or materials were disposed or released. Expenditures to evaluate and remediate contaminated sites approximated $11 million, $16 million and $10 million in 2000, 1999 and 1998, respectively. Textron currently projects that expenditures for remediation will range between $12 million and $15 million for each of the years 2001 and 2002.

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

                           BACKLOG
                           Textron's commercial backlog was $8.5 billion and $7.2 billion at the end of 2000 and 1999, respectively, and U.S. Government backlog was $1.4 billion at the end of 2000 and $2.0 billion at the end of 1999. Backlog for the Aircraft segment was approximately 84% and 81% of Textron's commercial backlog at the end of 2000 and 1999, respectively, and 74% and 80% of Textron's U.S. Government backlog at the end of 2000 and 1999, respectively.

                           FOREIGN MILITARY SALES
                           Certain Company products are sold through the Department of Defense's Foreign Military Sales Program. In addition, Textron sells directly to select foreign military organizations. Sales under these programs totaled approximately 1.7% of Textron's consolidated revenue in 2000 (1.0% in the case of foreign military sales and 0.7% in the case of direct sales) and 1.8% in 1999 (0.6% and 1.2%, respectively). Such sales include military and commercial helicopters, armored vehicles, turrets, and spare parts and in 2000 were made primarily to the countries of Taiwan (54%), Colombia (11%), Sri Lanka (6%), Japan (5%), Finland (3%), Italy (3%) and Korea (3%). All sales are made in full compliance with all applicable laws and in accordance with Textron's code of conduct.

                           NEW ACCOUNTING PRONOUNCEMENTS
                           In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. In June 1999, the FASB issued SFAS 137, which deferred the effective date of SFAS 133 to all fiscal quarters of years beginning after June 15, 2000. In June 2000, the FASB issued SFAS 138 which amended accounting and reporting standards and addressed issues causing implementation difficulties with SFAS 133 for certain derivative instruments and hedging activities. These statements became effective for the Company on December 31, 2000. The Company will record the effect of the transition to these new accounting requirements in the first quarter of 2001 as a cumulative effect of change in accounting principle. The effect of this change in accounting will not be material to the Company's results of operations and financial position.

                           Effective October 1, 2000, the Company adopted Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements". SAB 101 summarizes the Securities and Exchange Commission's views regarding the application of generally accepted accounting principles to selected revenue recognition issues. The adoption and implementation of SAB 101 did not have a material effect on the results of operations or financial position of the Company.




                                                   31 TEXTRON 2000 ANNUAL REPORT

                           As discussed in the Results of Operations section, in the fourth quarter of 2000, Textron adopted the Emerging Issues Task Force (EITF) consensus on Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". See page 21 for further discussion.

                           In September 2000, the FASB issued SFAS 140
                           "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a Replacement of FASB Statement No. 125". SFAS 140 revises criteria for accounting for securitizations, other financial-asset and collateral transfers and extinguishments of liabilities. The Statement also introduces new disclosure requirements related to securitizations, collateral and retained interests in securitized financial assets. Textron adopted these new disclosure requirements in the fourth quarter of 2000, as required by statement. The provisions for SFAS 140 related to the transfers and servicing of financial assets and extinguishments of liabilities are effective for transactions occurring after March 31, 2001. Based upon current activities, the adoption of this statement will not have a material effect on the Company's results of operations or financial position.




                                    *********



                           Forward-looking Information: Certain statements in this report and other oral and written statements made by Textron from time to time, are forward-looking statements, including those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (a) the extent to which Textron is able to implement and complete its restructuring plans, (b) the extent to which Textron is able to successfully integrate recent acquisitions, (c) changes in worldwide economic and political conditions that impact interest and foreign exchange rates, (d) the occurrence of work stoppages and strikes at key facilities of Textron or Textron's customers or suppliers, (e) government funding and program approvals affecting products being developed or sold under government programs, (f) successful implementation of supply chain and e-procurement strategies, (g) the timing of certifications of new aircraft products, (h) the occurrence of a severe downturn in the economies in which Textron operates that could reduce demand for its products, (i) the level of consumer demand for the vehicle models for which Textron supplies parts to automotive original equipment manufacturers ("OEMs"), (j) Textron's ability to offset, through cost reductions, raw material price increases and pricing pressure brought by OEM customers, and (k) Textron Financial Corporation's ability to maintain credit quality and control costs when entering new markets.



TEXTRON 2000 ANNUAL REPORT 32

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

                           The Audit Committee of our Board of Directors, on behalf of the shareholders, oversees management's financial reporting responsibilities. The Audit Committee, comprised of six directors who are not officers or employees of the Company, meets regularly with the independent auditors, management and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the independent auditors and the internal auditors have free and full access to senior management and the Audit Committee.


                        /s/Lewis B. Campbell   /s/ Ted R. French
                           Lewis B. Campbell       Ted R. French
                           Chairman and Chief      Executive Vice President
                           Executive Officer       and Chief Financial Officer
                           January 23, 2001


REPORT OF INDEPENDENT AUDITORS

                           To the Board of Directors and Shareholders
                           Textron Inc.

                           We have audited the accompanying consolidated balance sheets of Textron Inc. as of December 30, 2000 and January 1, 2000, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                           In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Inc. at December 30, 2000 and January 1, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.

                           As discussed in Note 7 to the consolidated financial statements, in 2000 the Company changed its method of accounting for pre-production costs in accordance with Emerging Issues Task Force No. 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements".




                       /s/ Ernest & Young LLP
                           Boston, Massachusetts
                           January 23, 2001

                                                   33 TEXTRON 2000 ANNUAL REPORT

                        CONSOLIDATED STATEMENTS OF INCOME

For each of the years in the three-year period ended December 30, 2000
(In millions except per share amounts)                                    2000            1999         1998
                                                                       -------------------------------------
REVENUES
Manufacturing revenues                                                 $ 12,399      $ 11,391      $ 9,507
Finance revenues                                                            691           463          367
------------------------------------------------------------------------------------------------------------
  Total revenues                                                         13,090        11,854        9,874
------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                                                            10,028         9,242        7,692
Selling and administrative                                                1,445         1,318        1,108
Interest, net                                                               486           233          301
Provision for losses on collection of finance receivables                    37            32           20
Special charges, net                                                        483            (1)          87
Gain on sale of division                                                     --            --          (97)
------------------------------------------------------------------------------------------------------------
  Total costs and expenses                                               12,479        10,824        9,111
------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and
  distributions on preferred securities of subsidiary trusts                611         1,030          763
Income taxes                                                               (308)         (381)        (294)
Distributions on preferred securities of subsidiary trusts,
  net of income taxes                                                       (26)          (26)         (26)
------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                           277           623          443
------------------------------------------------------------------------------------------------------------
Discontinued operations, net of income taxes:
  Income from operations                                                     --            --          165
  Gain on disposal                                                           --         1,646           --
------------------------------------------------------------------------------------------------------------
                                                                             --         1,646          165
------------------------------------------------------------------------------------------------------------
Income before extraordinary loss and cumulative
  effect of change in accounting principle                                  277         2,269          608
Extraordinary loss from debt retirement, net of income taxes                 --           (43)          --
Cumulative effect of change in accounting
  principle, net of income taxes                                            (59)           --           --
------------------------------------------------------------------------------------------------------------
NET INCOME                                                             $    218      $  2,226      $   608
------------------------------------------------------------------------------------------------------------
PER COMMON SHARE:
   BASIC:
      INCOME FROM CONTINUING OPERATIONS                                $   1.92      $   4.14      $  2.74
      Discontinued operations, net of income taxes                           --         10.94         1.03
      Extraordinary loss from debt retirement, net of income taxes           --          (.28)          --
      Cumulative effect of change in
        accounting principle, net of income taxes                          (.41)           --           --
------------------------------------------------------------------------------------------------------------
   NET INCOME                                                          $   1.51      $  14.80      $  3.77
------------------------------------------------------------------------------------------------------------
   DILUTED:
      INCOME FROM CONTINUING OPERATIONS                                $   1.90          4.05         2.68
      Discontinued operations, net of income taxes                           --         10.70         1.00
      Extraordinary loss from debt retirement, net of income taxes           --          (.27)          --
      Cumulative effect of change in
        accounting principle, net of income taxes                          (.41)           --           --
------------------------------------------------------------------------------------------------------------
   NET INCOME                                                          $   1.49      $  14.48      $  3.68
------------------------------------------------------------------------------------------------------------

See notes to the consolidated financial statements.


 TEXTRON 2000 ANNUAL REPORT 34

                           CONSOLIDATED BALANCE SHEETS

As of December 30, 2000 and January 1, 2000
(Dollars in millions)                                                                             2000           1999
----------------------------------------------------------------------------------------------------------------------
ASSETS
TEXTRON MANUFACTURING
Cash and cash equivalents                                                                     $    282      $    192
Commercial and U.S. Government receivables
  (less allowance for doubtful accounts of $58 in 2000 and 1999)                                 1,318         1,363
Inventories                                                                                      1,871         1,859
Other current assets                                                                               443           321
---------------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                                                           3,914         3,735
---------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment, net                                                              2,568         2,484
Intangibles, net                                                                                 2,340         2,807
Other assets                                                                                     1,417         1,378
---------------------------------------------------------------------------------------------------------------------
  TOTAL TEXTRON MANUFACTURING ASSETS                                                            10,239        10,404
---------------------------------------------------------------------------------------------------------------------
TEXTRON FINANCE
Cash                                                                                                 7            17
Finance receivables, net                                                                         5,473         5,465
Other assets (including net goodwill of $217 in 2000 and $211 in 1999)                             651           507
---------------------------------------------------------------------------------------------------------------------
  TOTAL TEXTRON FINANCE ASSETS                                                                   6,131         5,989
---------------------------------------------------------------------------------------------------------------------
  TOTAL ASSETS                                                                                $ 16,370      $ 16,393
======================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
TEXTRON MANUFACTURING
Current portion of long-term debt and short-term debt                                         $    615      $    688
Accounts payable                                                                                 1,200         1,214
Income taxes payable                                                                                77            87
Other accrued liabilities                                                                        1,371         1,267
---------------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                                                      3,263         3,256
---------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefits other than pensions                                                715           741
Other liabilities                                                                                1,224         1,336
Long-term debt                                                                                   1,469         1,079
---------------------------------------------------------------------------------------------------------------------
  TOTAL TEXTRON MANUFACTURING LIABILITIES                                                        6,671         6,412
---------------------------------------------------------------------------------------------------------------------
TEXTRON FINANCE
Other liabilities                                                                                  211           234
Deferred income taxes                                                                              315           307
Debt                                                                                             4,667         4,551
---------------------------------------------------------------------------------------------------------------------
  TOTAL TEXTRON FINANCE LIABILITIES                                                              5,193         5,092
---------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                                                                             11,864        11,504
---------------------------------------------------------------------------------------------------------------------
TEXTRON FINANCE - OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF
    FINANCE SUBSIDIARY HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES                                28            29
---------------------------------------------------------------------------------------------------------------------
TEXTRON - OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF
  SUBSIDIARY TRUST HOLDING SOLELY TEXTRON JUNIOR SUBORDINATED DEBT SECURITIES                      484           483
---------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock:
  Preferred stock:
    $2.08 Cumulative Convertible Preferred Stock, Series A (liquidation value - $11)                 5             5
    $1.40 Convertible Preferred Dividend Stock, Series B (preferred only as to dividends)            7             7
  Common stock (195,394,000 and 194,858,000
    shares issued and 140,933,000 and 147,002,000 outstanding)                                      24            24
Capital surplus                                                                                  1,026         1,009
Retained earnings                                                                                5,848         5,817
Accumulated other comprehensive loss                                                              (172)          (98)
---------------------------------------------------------------------------------------------------------------------
                                                                                                 6,738         6,764
  Less cost of treasury shares                                                                   2,744         2,387
---------------------------------------------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY                                                                     3,994         4,377
---------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  $ 16,370      $ 16,393
=====================================================================================================================

See notes to the consolidated financial statements.


                                                   35 TEXTRON 2000 ANNUAL REPORT

STATEMENTS OF CASH FLOWS

For each of the years in the three-year period ended December 30, 2000

--------------------------------------------------------------------------------------------------------------------
                                                                                               Consolidated
                                                                                   ---------------------------------
(In millions)                                                                       2000         1999        1998
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations                                               $   277      $   623      $   443
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
    Earnings of Textron Finance greater than distributions                            -            -            -
    Dividends received from discontinued operations                                   -            -          187
    Depreciation                                                                    382          349          292
    Amortization                                                                    112           91           69
    Provision for losses on receivables                                              41           34           21
    Gain on sale of division, net of income taxes                                     -            -          (54)
    Special charges, net                                                            483           (1)          87
    Deferred income taxes                                                             9           63          (16)
    Changes in assets and liabilities excluding those related to acquisitions and divestitures:
        Decrease (increase) in commercial and U.S. Government receivables            69           34         (116)
        Decrease (increase) in inventories                                            5           13         (157)
        Decrease (increase) in other assets                                        (206)        (144)        (111)
        Increase (decrease) in accounts payable                                     (95)         149           46
        Increase (decrease) in accrued liabilities                                  (43)         (85)         262
    Other - net                                                                     (11)         (10)           8
--------------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                     1,023        1,116          961
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Finance receivables:
  Originated or purchased                                                        (7,032)      (4,920)      (4,069)
  Repaid                                                                          5,233        3,783        3,352
  Proceeds on receivables sales and securitization sales                          1,556          307          367
Cash used in acquisitions                                                           (85)      (1,574)        (956)
Net proceeds from dispositions                                                       (9)       2,950          117
Capital expenditures                                                               (527)        (532)        (475)
Cash used to purchase investment securities                                        (134)           -            -
Other investing activities - net                                                     76           29           22
--------------------------------------------------------------------------------------------------------------------
    NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES                               (922)          43       (1,642)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term debt                                             (450)      (1,131)       1,571
Proceeds from issuance of long-term debt                                          2,005        3,195          438
Principal payments and retirements on long-term debt                             (1,048)      (2,174)        (534)
Proceeds from exercise of stock options                                              14           50           71
Purchases of Textron common stock                                                  (353)        (751)        (712)
Dividends paid                                                                     (189)        (192)        (143)
Dividends paid to Textron Manufacturing                                               -            -            -
Capital contributions to Textron Finance                                              -            -            -
--------------------------------------------------------------------------------------------------------------------
    NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                                (21)      (1,003)         691
--------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 80          156           10
Cash and cash equivalents at beginning of year                                      209           53           43
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        $   289      $   209      $    53
====================================================================================================================
SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest                                          $   479      $   239      $   345
Cash paid during the year for income taxes
    (includes $9 and $912 in 2000 and 1999, respectively, for AFS disposal)     $   327      $ 1,167      $   260
 ===================================================================================================================

   * "Textron Manufacturing" income from continuing operations includes income from of Textron Inc., the parent company, consolidated with the entities which operate in the Aircraft, Automotive, Fastening Systems and Industrial Products business segments and the pretax income from "Textron Finance". Textron Finance consists of Textron's wholly-owned commercial finance subsidiary, Textron Financial Corporation consolidated with its subsidiaries. All significant transactions between Textron Manufacturing and Textron Finance have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

TEXTRON 2000 ANNUAL REPORT 36

------------------------------------------------------------------------------------------------------------------
                                                                                      Textron Manufacturing*
------------------------------------------------------------------------------------------------------------------
(In millions)                                                                     2000        1999         1998
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations                                               $ 277      $   623      $   443
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
    Earnings of Textron Finance greater than distributions                        (36)         (43)          (8)
    Dividends received from discontinued operations                                 -            -          187
    Depreciation                                                                  365          337          282
    Amortization                                                                   97           84           66
    Provision for losses on receivables                                             4            2            1
    Gain on sale of division, net of income taxes                                   -            -          (54)
    Special charges, net                                                          483           (1)          87
    Deferred income taxes                                                          (9)          68          (18)
    Changes in assets and liabilities excluding those related to acquisitions and divestitures:
        Decrease (increase) in commercial and U.S. Government receivables          69           34         (116)
        Decrease (increase) in inventories                                          5           13         (157)
        Decrease (increase) in other assets                                      (215)        (143)        (130)
        Increase (decrease) in accounts payable                                   (82)         147           21
        Increase (decrease) in accrued liabilities                                (33)        (113)         245
    Other - net                                                                    17           (1)          18
------------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                     942        1,007          867
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Finance receivables:
  Originated or purchased                                                           -            -            -
  Repaid                                                                            -            -            -
  Proceeds on receivables sales and securitization sales                            -            -            -
Cash used in acquisitions                                                         (85)        (859)        (753)
Net proceeds from dispositions                                                     (9)       2,945          117
Capital expenditures                                                             (513)        (521)        (462)
Cash used to purchase investment securities                                      (134)           -            -
Other investing activities - net                                                   80           55           37
------------------------------------------------------------------------------------------------------------------
    NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES                             (661)       1,620       (1,061)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term debt                                            (77)      (1,045)       1,220
Proceeds from issuance of long-term debt                                          516          799            8
Principal payments and retirements on long-term debt                              (97)        (974)        (190)
Proceeds from exercise of stock options                                            14           50           71
Purchases of Textron common stock                                                (353)        (751)        (712)
Dividends paid                                                                   (189)        (192)        (143)
Dividends paid to Textron Manufacturing                                             -            -            -
Capital contributions to Textron Finance                                           (5)        (353)         (59)
------------------------------------------------------------------------------------------------------------------
    NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                             (191)      (2,466)         195
------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               90          161            1
Cash and cash equivalents at beginning of year                                    192           31           30
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        $ 282      $   192      $    31
==================================================================================================================
SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest                                          $ 154      $    57      $   192
Cash paid during the year for income taxes
    (includes $9 and $912 in 2000 and 1999, respectively, for AFS disposal)     $ 249      $ 1,132      $   230
 =================================================================================================================

-------------------------------------------------------------------------------------------------------------------
                                                                                           Textron Finance
-------------------------------------------------------------------------------------------------------------------
(In millions)                                                                      2000         1999           1998
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations                                                $   118      $    79      $    70
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
    Earnings of Textron Finance greater than distributions                             -            -            -
    Dividends received from discontinued operations                                    -            -            -
    Depreciation                                                                      17           12           10
    Amortization                                                                      15            7            3
    Provision for losses on receivables                                               37           32           20
    Gain on sale of division, net of income taxes                                      -            -            -
    Special charges, net                                                               -            -            -
    Deferred income taxes                                                             16           (5)           2
    Changes in assets and liabilities excluding those related to acquisitions and divestitures:
        Decrease (increase) in commercial and U.S. Government receivables              -            -            -
        Decrease (increase) in inventories                                             -            -            -
        Decrease (increase) in other assets                                            9           (1)           8
        Increase (decrease) in accounts payable                                      (13)           2           37
        Increase (decrease) in accrued liabilities                                   (10)          28           17
    Other - net                                                                      (24)          (9)         (10)
-------------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                        165          145          157
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Finance receivables:
  Originated or purchased                                                         (7,032)      (4,920)      (4,069)
  Repaid                                                                           5,233        3,783        3,352
  Proceeds on receivables sales and securitization sales                           1,556          307          367
Cash used in acquisitions                                                              -         (715)        (203)
Net proceeds from dispositions                                                         -            5            -
Capital expenditures                                                                 (14)         (11)         (13)
Cash used to purchase investment securities                                            -            -            -
Other investing activities - net                                                      (5)         (26)         (16)
-------------------------------------------------------------------------------------------------------------------
    NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES                                (262)      (1,577)        (582)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term debt                                              (373)         (86)         351
Proceeds from issuance of long-term debt                                           1,488        2,396          430
Principal payments and retirements on long-term debt                                (951)      (1,200)        (344)
Proceeds from exercise of stock options                                                -            -            -
Purchases of Textron common stock                                                      -            -            -
Dividends paid                                                                         -            -            -
Dividends paid to Textron Manufacturing                                              (82)         (36)         (62)
Capital contributions to Textron Finance                                               5          353           59
-------------------------------------------------------------------------------------------------------------------
    NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                                  87        1,427          434
-------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 (10)          (5)           9
Cash and cash equivalents at beginning of year                                        17           22           13
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $     7      $    17          $ 22
===================================================================================================================
SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest                                           $   325      $   182      $   153
Cash paid during the year for income taxes
    (includes $9 and $912 in 2000 and 1999, respectively, for AFS disposal)      $    78      $    35      $    30
 ====================================================================================================================
                                                                   See notes to the consolidated financial statements

                                                   37 TEXTRON 2000 ANNUAL REPORT

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


For each of the years in the three-year period ended December 30, 2000

                                                         SHARES OUTSTANDING*                    DOLLARS
                                                           (In thousands)                   (In millions)
-------------------------------------------------------------------------------------------------------------------
                                                    2000       1999       1998        2000      1999      1998
-------------------------------------------------------------------------------------------------------------------
$2.08 PREFERRED STOCK
Beginning balance                                    159        178        201   $       5     $   6     $   6
Conversion to common stock                           (16)       (19)       (23)          -        (1)        -
-------------------------------------------------------------------------------------------------------------------
Ending balance                                       143        159        178   $       5     $   5     $   6
===================================================================================================================
$1.40 PREFERRED STOCK
Beginning balance                                     74         86         92   $       7     $   7     $   7
Conversion to common stock                            (7)       (12)        (6)          -         -         -
-------------------------------------------------------------------------------------------------------------------
Ending balance                                        67         74         86   $       7     $   7     $   7
===================================================================================================================
COMMON STOCK
Beginning balance                                147,002    154,742    162,343    $     24    $   24    $   24
Purchases                                         (6,627)    (9,779)   (10,189)          -         -         -
Exercise of stock options                            430      1,428      2,465           -         -         -
Conversion of preferred stock to common stock         97        129        123           -         -         -
Other issuances of common stock                       31        482          -           -         -         -
-------------------------------------------------------------------------------------------------------------------
Ending balance                                   140,933    147,002    154,742    $     24    $   24    $   24
===================================================================================================================
CAPITAL SURPLUS
Beginning balance                                                                   $1,009    $  931    $  830
Conversion of preferred stock to common stock                                            1         1         1
Exercise of stock options and other issuances                                           16        77       100
-------------------------------------------------------------------------------------------------------------------
Ending balance                                                                      $1,026    $1,009    $  931
===================================================================================================================
RETAINED EARNINGS
Beginning balance                                                                   $5,817    $3,786    $3,362
Net income                                                                             218     2,226       608
Dividends declared:
  Preferred stock                                                                        -        (1)       (1)
  Common stock (per share: $1.30 in both 2000 and 1999
  and $1.14 in 1998)                                                                  (187)     (194)     (183)
-------------------------------------------------------------------------------------------------------------------
Ending balance                                                                      $5,848    $5,817    $3,786
===================================================================================================================
TREASURY STOCK
Beginning balance                                                                   $2,387    $1,661   $   939
Purchases of common stock                                                              358       748       722
Issuance of common stock                                                                (1)      (22)        -
-------------------------------------------------------------------------------------------------------------------
Ending balance                                                                      $2,744    $2,387    $1,661
-------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS
Beginning balance                                                                 $    (98)    $ (96)    $ (62)
Currency translation adjustment                                                        (74)        8       (33)
Securities valuation adjustment                                                          -       (13)        -
Pension liability adjustment                                                             -         3        (1)
-------------------------------------------------------------------------------------------------------------------
Other comprehensive loss                                                               (74)       (2)      (34)
-------------------------------------------------------------------------------------------------------------------
Ending balance                                                                     $  (172)    $ (98)    $ (96)
===================================================================================================================
COMPREHENSIVE INCOME
Net income                                                                         $   218    $2,226    $  608
Other comprehensive loss                                                               (74)       (2)      (34)
-------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                               $   144    $2,224    $  574
===================================================================================================================

*Shares issued at the end of 2000, 1999, 1998 and 1997, were as follows (in thousands): $2.08 Preferred - 212; 228; 247; and 270 shares, respectively; $1.40 Preferred - 554; 561; 573; and 579 shares, respectively; Common - 195,394; 194,858; 193,277; and 190,689 shares, respectively.

See notes to the consolidated financial statements.


                                                   TEXTRON 2000 ANNUAL REPORT 38

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    1 FINANCIAL STATEMENT PRESENTATION

                           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                           THE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES. SIGNIFICANT ACCOUNTING POLICIES APPEAR IN ITALICS AS AN INTEGRAL PART OF THE NOTES TO THE FINANCIAL STATEMENTS TO WHICH THE POLICIES RELATE.

                           CASH AND CASH EQUIVALENTS

                           CASH AND CASH EQUIVALENTS CONSIST OF CASH AND SHORT-TERM, HIGHLY LIQUID SECURITIES WITH ORIGINAL MATURITIES OF NINETY DAYS OR LESS.

                           REVENUE RECOGNITION

                           REVENUE IS GENERALLY RECOGNIZED WHEN PRODUCTS ARE DELIVERED OR SERVICES ARE PERFORMED. WITH RESPECT TO AIRCRAFT, DELIVERY IS UPON COMPLETION OF MANUFACTURING, CUSTOMER ACCEPTANCE AND THE TRANSFER OF RISKS AND REWARDS OF OWNERSHIP. SPECIFIC POLICIES FOR THE FINANCE SEGMENT AND LONG-TERM CONTRACTS ARE INCLUDED IN THE RELATED NOTES.

                             Effective October 1, 2000, the Company adopted
                           Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements". SAB 101 summarizes the Securities Exchange Commission's views regarding the application of generally accepted accounting principles to selected revenue recognition issues. The adoption and implementation of SAB 101 did not have a material effect on the results of operations or financial position of the Company.

                             Effective in the fourth quarter 2000, Textron
                           reclassified certain items in its income statement and restated revenues and costs for prior periods. A substantial portion of the reclassifications related to the adoption of Emerging Issues Task Force (EITF) consensus on Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent", whereby used aircraft sales are now reported as revenues; previously they were netted against costs. Prior period financial information has been reclassified to conform with the current year presentation. The result of the reclassifications was to increase revenue and costs by $254 million, $275 million and $191 million for 2000, 1999 and 1998, respectively. There was no effect on income from continuing operations or net income.

                           NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION Textron is a global, multi-industry company with manufacturing and finance operations. Its principal markets (listed within segments in order of the amount of 2000 revenues) and the major locations of such markets are as follows:


SEGMENT          PRINCIPAL MARKETS                                                                              MAJOR LOCATIONS
===================================================================================================================================
AIRCRAFT         - Business jets                                                                              - North America
                 - Commercial and military helicopters                                                        - Asia and Australia
                 - General aviation                                                                           - South America
                 - Overnight express package carriers                                                         - Western Europe
                 - Commuter airlines, relief flights, tourism, and freight
-----------------------------------------------------------------------------------------------------------------------------------

AUTOMOTIVE       - Automotive original equipment manufacturers  and their suppliers                           - North America
                                                                                                              - Western Europe
                                                                                                              - South America
-----------------------------------------------------------------------------------------------------------------------------------

FASTENING        - Automotive                                                                                 - North America
SYSTEMS          - Distributors                                                                               - Western Europe
                 - Consumers                                                                                  - Asia and Australia
                 - Other OEMs                                                                                 - South America
                 - Electronics
                 - Aerospace
-----------------------------------------------------------------------------------------------------------------------------------

INDUSTRIAL       - Industrial components: commercial aerospace and defense                                    - North America
PRODUCTS         - Golf and turf-care products: golf courses, resort communities,                             - Western Europe
                    and commercial and industrial users                                                       - Asia and Australia
                 - Fluid and power systems: original equipment manufacturers, distributors and end-users of a wide variety of products
                 - Light construction equipment: commercial customers, national rental fleets, and the U.S. Government
-----------------------------------------------------------------------------------------------------------------------------------

FINANCE          - Commercial loans and leases                                                                - North AMERICA
-----------------------------------------------------------------------------------------------------------------------------------


                                                   39 TEXTRON 2000 ANNUAL REPORT

                           The consolidated financial statements include the accounts of Textron and all of its majority- and wholly-owned subsidiaries. All significant intercompany transactions are eliminated.

                           Textron's financings are conducted through two borrowing groups, Textron Finance and Textron Manufacturing. This framework is designed to enhance the Company's borrowing power by separating the Finance segment. Textron Finance consists of Textron Financial Corporation consolidated with its subsidiaries, which are the entities through which Textron operates its Finance segment. Textron Finance finances its operations by borrowing from its own group of external creditors.

                           Textron Manufacturing is Textron Inc., the parent company, consolidated with the entities which operate in the Aircraft, Automotive, Fastening Systems and Industrial Products business segments. During 2000, Textron reorganized its management reporting structure into five segments, separately reporting the financial results of Fastening Systems and Industrial Products, which previously comprised the Industrial segment. Additionally, management responsibility for one division previously in the Automotive segment has been transferred to the Industrial Products segment. Prior period data shown in the financial statements and related notes have been reclassified, as appropriate.

                           The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect these statements and accompanying notes. Some of the more significant estimates include inventory valuation, residual values of leased assets, allowance for credit losses on finance receivables, product liability, workers compensation, environmental and warranty reserves, and amounts reported under long-term contracts. Management's estimates are based on the facts and circumstances available at the time estimates are made, past historical experience, risk of loss, general economic conditions and trends and management's assessments of the probable future outcome of these matters. Consequently, actual results could differ from such estimates.

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



                        2 ACQUISITIONS AND DISPOSITIONS

                           ACQUISITIONS

                           During 2000, Textron Manufacturing acquired 11 companies, acquired the minority interests of two entities and entered into one joint venture at a total cost of $121 million including debt assumed of $36 million. The largest of these acquisitions were Plascar Industria e Comerico Ltda. - the leading supplier of instrument panels and automotive trim products to global manufacturers producing vehicles in South America and Advantage Molding and Decorating
                           - a leading supplier of injection molded parts, tooling and pad-printed designs.

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

                             The purchase method of accounting has been used for
                           all acquisitions during the past three years.



                                                   TEXTRON 2000 ANNUAL REPORT 40

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

              Fuel Systems Textron was sold to Woodward Governor Company for $160 million in cash in 1998, at a pretax gain of $97 million ($54 million after-tax).



     3   FINANCE RECEIVABLES AND SECURITIZATIONS

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

         FINANCE RECEIVABLES

         Commercial installment contracts have initial terms ranging from one to 15 years. Golf course and resort mortgages have initial terms ranging from three to seven years. Finance leases have initial terms up to 15 years. Leveraged leases have initial terms up to approximately 30 years. Floorplan and revolving receivables generally mature within one to three years.

              At the end of 2000 and 1999, Textron Finance had nonaccrual loans and leases totaling $102 million and $84 million, respectively. Approximately $76 million and $65 million of these respective amounts were considered impaired, which excludes finance leases and homogeneous loan portfolios. The allowance for losses on receivables related to impaired loans was $34 million and $21 million at the end of 2000 and 1999. The average recorded investment in impaired loans during 2000 and 1999 were $76 million and $47 million, respectively. The percentage of net write-offs to average finance receivables was 0.7% in 2000, and 0.5% in both 1999 and 1998.

              The following table displays the contractual maturity of the finance receivables. It does not necessarily reflect future cash collections because of various factors including the refinancing of receivables and repayments prior to maturity. Cash collections from receivables, excluding finance charges and portfolio sales, were $5.2 billion and $3.8 billion in 2000 and 1999, respectively. In the same periods, the ratio of cash collections to average net receivables was approximately 91% and 89%, respectively.


                                                                                           LESS            FINANCE RECEIVABLES
                                                    CONTRACTUAL MATURITIES                FINANCE              OUTSTANDING
                                                    ----------------------                                     -----------
(In millions)                                 2001           2002        AFTER 2002       CHARGES          2000            1999
-------------                                 ----           ----        ----------       -------          ----            ----
Installment contracts                       $   402        $   308        $ 1,410         $  (135)        $ 1,985        $ 2,227
Floorplan receivables                           810             77              8              (1)            894            657
Revolving loans                                 615             65            641             (16)          1,305          1,216
Finance leases                                   97             87            274             (97)            361            509
Golf course and resort mortgages                144            150            393              (4)            683             621
Leveraged leases                                 15             11            613            (278)            361            348
                                            -------        -------        -------         -------           -----          -----
                                            $ 2,083        $   698        $ 3,339         $  (531)          5,589          5,578
                                            =======        =======        =======         =======
Less allowance for credit losses                                                                              116            113
                                                                                                            -----          -----
                                                                                                          $ 5,473        $ 5,465
                                            =======        =======        =======         =======           =====          =====

                                                  41  TEXTRON 2000 ANNUAL REPORT

              The net investment in finance leases and leveraged leases were as follows:




(In millions)                                                2000            1999
-------------                                                ----            ----
Finance and leveraged lease receivables                    $   508         $   656
Estimated residual values on equipment and assets              589             589
                                                           -------         -------
                                                             1,097           1,245
                                                           -------         -------
Unearned income                                               (375)           (388)
                                                           -------         -------
Investment in leases                                           722             857
                                                           -------         -------
Deferred income taxes arising from leveraged leases           (265)           (260)
                                                           -------         -------
Net investment in leases                                   $   457         $   597
                                                           =======         =======

              The activity in the allowance for credit losses on finance receivables is as follows:




(In millions)                                2000          1999          1998
-------------                                ----          ----          ----
Balance at the beginning of the year        $ 113         $  84         $  77
Provision for losses                           37            32            20
Charge-offs                                   (45)          (28)          (21)
Recoveries                                      7             5             5
Acquisitions and other                          4            20             3
                                            -----         -----         -----
Balance at the end of the year              $ 116         $ 113         $  84
                                            =====         =====         =====

              Textron had both fixed-rate and variable-rate loan commitments totaling $1,531 million at year-end 2000. Because interest rates on these commitments are not set until the loans are funded, Textron is not exposed to interest rate changes.

              A portion of Textron Finance's business involves financing the sale and lease of Textron products. In 2000, 1999 and 1998, Textron Finance paid Textron $1,429 million, $1,260 million, and $980 million, respectively, for receivables and operating lease equipment. Operating agreements with Textron specify that Textron Finance generally has recourse to Textron with respect to these purchases. At year-end 2000, finance receivables and operating lease equipment of $834 million and $69 million, respectively, ($841 million and $69 million, respectively, at year-end 1999) were due from Textron or subject to recourse to Textron. Included in the finance receivables balance guaranteed by Textron are past due loans of $105 million at the end of 2000 ($72 million at year-end 1999) that meet the non-accrual criteria but are not classified as non-accrual by Textron Finance due to the guarantee from Textron Manufacturing units. Textron Finance continues to recognize income on these loans. Concurrently, Textron Manufacturing is charged for their obligation to Textron Finance under the guarantee so that there are no net interest earnings for the loans on a consolidated basis.

              Textron Finance manages finance receivables for a variety of investors, participants and third party portfolio owners. The total managed finance receivable portfolio, including owned finance receivables, was $7,965 million and $6,802 million, respectively for 2000 and 1999.

              Textron Finance's finance receivables are diversified geographically across the United States. There are no significant industry or collateral concentrations at the end of 2000.

         SECURITIZATIONS

         Textron Finance securitized and sold without recourse (and servicing rights retained) $1.2 billion and $273 million of finance receivables in 2000 and 1998, respectively. Gains from securitized trust sales were approximately $22 million and $3 million in 2000 and 1998, respectively. Textron Finance retained subordinated interests in the trusts which are approximately 2% to 10% of the total trust. Servicing fees range from 30 to 75 basis points. Principal amounts sold and assumptions used in these securitization sales for 2000 were as follows:



                                                GENERAL     EQUIPMENT LOANS                      LAND
(Dollars in millions)                          AVIATION          AND LEASES      FRANCHISE       LOTS
---------------------                          --------          ----------      ---------       ----
Principal balance                           $       763           $     275           $ 70       $ 69
Weighted-average life (in years)                    2.5                 1.7            7.6        5.9
Prepayment speed (annual rate)                   20%-23%             15%-20%             8%        20%
Expected credit losses (annual rate)         0.06%-0.35%               0.20%          0.25%      1.50%
Residual cash flows discounted at                    10%                 10%            10%        11%
                                            ===========           =========           ====       ====

              At December 30, 2000 the carrying amount of Textron Finance's retained interests in securitized trusts was approximately $130 million. Hypothetical adverse changes of 10% and 20% to the prepayment speed, expected credit losses and residual cash flows discount rates assumptions would not have a material impact on the current fair value of the residual cash flows associated with the retained interests.

TEXTRON 2000 ANNUAL REPORT 42

     4   INVENTORIES

         INVENTORIES ARE CARRIED AT THE LOWER OF COST OR MARKET.


                                                   DECEMBER 30,        January 1,
(In millions)                                             2000              2000
-------------                                             ----              ----
Finished goods                                          $  634            $  608
Work in process                                          1,023               970
Raw materials                                              454               489
                                                        ------            ------
                                                         2,111             2,067
Less progress payments and customer deposits               240               208
                                                        ------            ------
                                                        $1,871            $1,859
                                                        ======            ======


              Inventories aggregating $1,153 million at year-end 2000 and $1,051 million at year-end 1999 were valued by the last-in, first-out (LIFO) method. (Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $192 million and $174 million higher at those respective dates.) The remaining inventories, other than those related to certain long-term contracts, are valued generally by the first-in, first-out method.

              Inventories related to long-term contracts, net of progress payments and customer deposits, were $161 million at year-end 2000 and $181 million at year-end 1999.


     5   LONG-TERM CONTRACTS

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

              Long-term contract receivables at year-end 2000 and 1999 totaled $199 million and $156 million, respectively. This includes $135 million and $112 million, respectively, of unbilled costs and accrued profits that had not yet met the contractual billing criteria. Long-term contract receivables do not include significant amounts (a) billed but unpaid due to contractual retainage provisions or (b) subject to collection uncertainty.


     6   INVESTMENT SECURITIES

         INVESTMENTS IN MARKETABLE SECURITIES, A COMPONENT OF OTHER ASSETS, ARE CLASSIFIED AS AVAILABLE-FOR-SALE AND ARE RECORDED AT THEIR FAIR VALUE. UNREALIZED GAINS AND LOSSES ON THESE SECURITIES, NET OF RELATED INCOME TAXES, ARE INCLUDED IN SHAREHOLDERS' EQUITY AS A COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS). NON-MARKETABLE EQUITY SECURITIES ARE ACCOUNTED FOR UNDER EITHER THE COST OR EQUITY METHOD OF ACCOUNTING.


              Textron invested in $134 million of e-business securities. In December 2000, the decline in the fair value of e-business marketable securities below cost was determined to be "other than temporary" and accordingly, unrealized gross losses of $93 million were recognized in 2000 earnings. The Company also recorded an impairment write-down of a non-marketable e-business investment of $24 million. These write-downs have been included in special charges, net on the consolidated statement of income.

              Investment securities included in other assets, had a carrying value of $17 million at year-end 2000 with no unrealized gain or loss in accumulated other comprehensive loss.


                                                  43  TEXTRON 2000 ANNUAL REPORT

     7   LONG-TERM ASSETS

         THE COST OF PROPERTY, PLANT, AND EQUIPMENT IS DEPRECIATED BASED ON THE ASSETS' ESTIMATED USEFUL LIVES. EXPENDITURES FOR IMPROVEMENTS THAT INCREASE ASSET VALUES AND EXTEND USEFUL LIVES ARE CAPITALIZED. EXPENDITURES FOR MAINTENANCE AND REPAIRS ARE EXPENSED AS INCURRED.



                                   DECEMBER 30,    January 1,
(In millions)                             2000          2000
-------------                             ----          ----
At cost:
Land and buildings                      $1,170        $1,083
Machinery and equipment                  3,729         3,499
                                        ------        ------
                                         4,899         4,582
Less accumulated depreciation            2,294         2,069
                                        ------        ------
                                        $2,605        $2,513
                                        ======        ======

              INTANGIBLE ASSETS ARE PRINCIPALLY COMPRISED OF GOODWILL WHICH IS AMORTIZED ON THE STRAIGHT-LINE METHOD OVER 20 TO 40 YEARS. OTHER INTANGIBLE ASSETS ARE AMORTIZED OVER THEIR ESTIMATED USEFUL LIVES. Accumulated amortization of intangible assets totaled $564 million at December 30, 2000 and $463 million at January 1, 2000.

              GOODWILL IS PERIODICALLY REVIEWED FOR IMPAIRMENT BY COMPARING THE CARRYING AMOUNT TO THE ESTIMATED FUTURE UNDISCOUNTED CASH FLOWS OF THE BUSINESSES ACQUIRED. IF THIS REVIEW INDICATES THAT GOODWILL IS NOT RECOVERABLE, THE CARRYING AMOUNT WOULD BE REDUCED TO FAIR VALUE. IN ADDITION, THE COMPANY ASSESSES LONG-LIVED ASSETS, INCLUDING ASSOCIATED GOODWILL, FOR IMPAIRMENT UNDER FINANCIAL ACCOUNTING STANDARDS BOARD'S
         (FASB) STATEMENT NO. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF."

              During 2000, Textron recorded a write-down of goodwill and certain other long-lived assets of $350 million as further discussed in Note 17.

              Prior to fiscal year 2000, customer engineering and tooling project costs for which customer reimbursement was anticipated were capitalized and classified in other assets. Effective January 2, 2000, Textron adopted EITF Issue No. 99-5 "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements". This consensus requires that all design and development costs for products sold under long-term supply arrangements be expensed unless there is a contractual guarantee that provides for specific required payments for these costs. Textron reported a cumulative effect of change in accounting principle of $59 million (net of tax), or approximately $0.41 per diluted share in the first quarter of 2000 related to the adoption of this consensus.

              Pro forma income from continuing operations, net income and related diluted earnings per common share amounts as if the provisions of EITF 99-5 had been applied during the year ended 1999 and 1998 are as follows:


(In millions, except per share data)                        1999          1998
------------------------------------                        ----          ----
Income from continuing operations
  As reported                                              $  623        $  443
  Pro forma                                                $  612        $  430
                                                           ======        ======
Income from continuing operations per diluted share
  As reported                                              $ 4.05        $ 2.68
  Pro forma                                                $ 3.98        $ 2.60
                                                           ======        ======
Net income
  As reported                                              $2,226        $  608
  Pro forma                                                $2,215        $  595
                                                           ======        ======
Net income per diluted share
  As reported                                              $14.48        $ 3.68
  Pro forma                                                $14.41        $ 3.60
                                                           ======        ======


TEXTRON 2000 ANNUAL REPORT 44

     8   DEBT AND CREDIT FACILITIES

         Debt at year-end 2000 and 1999 consisted of the following:

                                                                     DECEMBER 30,      January 1,
(In millions)                                                               2000            2000
-------------                                                               ----            ----
TEXTRON MANUFACTURING:
Short-term debt:
Borrowings under or supported by long-term credit facilities*            $   528         $   626
Current portion of long-term debt                                             87              62
                                                                         -------         -------
  Total short-term debt                                                      615             688
                                                                         -------         -------
Long-term senior debt:
Medium-term notes due 2001-2011 (average rate - 9.66%)                        43              63
6.75% due 2002                                                               500             500
6.375% due 2004                                                              300             300
5.63% due 2005                                                               273            --
6.63% due 2020                                                               221            --
Other long-term debt (average rate - 8.39%)                                  219             278
                                                                         -------         -------
                                                                           1,556           1,141
                                                                         -------         -------
Current portion of long-term debt                                            (87)            (62)
                                                                         -------         -------
  Total long-term debt                                                     1,469           1,079
                                                                         -------         -------
  Total Textron Manufacturing debt                                       $ 2,084         $ 1,767
                                                                         =======         =======

         *The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 5.6%, 5.8% and 5.8% at year-end 2000, 1999, and 1998, respectively. Comparable rates during the years 2000, 1999, and 1998 were 5.7%, 4.9% and 5.4%, respectively.


              Textron Manufacturing maintains credit facilities with various banks for both short- and long-term borrowings. At year-end, Textron Manufacturing had (a) a $1.0 billion domestic credit agreement with 22 banks available on a fully revolving basis until April 1, 2003, (b) $71 million in multi-currency credit agreements with two banks available through December 29, 2002 and (c) $209 million in other credit facilities available with various banks. At year-end 2000, $767 million of the credit facilities was not used or reserved as support for commercial paper or bank borrowings.



                                                          DECEMBER 30,    January 1,
(In millions)                                                    2000          2000
-------------                                                    ----          ----
TEXTRON FINANCE:
Senior:
Borrowings under or supported by credit facilities*            $  966        $1,339
6.89% average rate debt; due 2001 to 2004                       1,432         1,507
6.96% average rate variable notes; due 2001 to 2004             2,269         1,705
                                                               ------        ------
Total Textron Finance debt                                     $4,667        $4,551
                                                               ======        ======

         *The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 6.7%, 6.4% and 6.3% at year-end 2000, 1999 and 1998, respectively. Comparable rates during the years 2000, 1999 and 1998 were 6.4%, 5.4% and 5.8%, respectively.


              Textron Finance has lines of credit with various banks aggregating $1.4 billion at year-end 2000, of which $444 million was not used or reserved as support for commercial paper or bank borrowings. Lending agreements limit Textron Finance's net assets available for cash dividends and other payments to Textron Manufacturing to approximately $351 million of Textron Finance's net assets of $910 million at year-end 2000. Textron Finance's loan agreements also contain provisions regarding additional debt, creation of liens or guarantees and the making of investments.


              The following table shows required payments during the next five years on debt outstanding at the end of 2000. The payments schedule excludes amounts that are payable under credit facilities and revolving credit agreements.


(In millions)                  2001          2002          2003          2004        2005
-------------                  ----          ----          ----          ----        ----
Textron Manufacturing        $   87        $  510        $    5        $  304        $276
Textron Finance               1,098         1,580           385           638          --
                             ------        ------        ------        ------        ----
                             $1,185        $2,090        $  390        $  942        $276
                             ======        ======        ======        ======        ====

              Textron Manufacturing has agreed to cause Textron Finance to maintain certain minimum levels of financial performance. No payments from Textron Manufacturing were necessary in 2000, 1999, or 1998 for Textron Finance to meet these standards.


                                                  45  TEXTRON 2000 ANNUAL REPORT

         EXTRAORDINARY LOSS FROM DEBT RETIREMENT

         During 1999, Textron retired $168 million of 6.625% debentures originally due 2007, $165 million of 8.75% debentures originally due 2022, $146 million of medium term notes with interest rates ranging from 9.375% to 10.01%, and other debt totaling $74 million with effective interest rates ranging from 8.25% to 10.04%. In connection with the retirement of this long-term high coupon debt, Textron terminated $479 million of interest rate exchange agreements designated as hedges of the retired borrowings. As a result of these transactions, Textron recorded an after-tax loss in 1999 of $43 million, which has been reflected as an extraordinary item.


     9   DERIVATIVES AND FOREIGN CURRENCY TRANSACTIONS

         INTEREST RATE EXCHANGE AGREEMENTS

         Textron is exposed to adverse movements in domestic and foreign interest rates. Interest rate exchange agreements are used to help manage interest rate risk by converting certain variable-rate debt or finance receivables to fixed-rate debt or finance receivables and vice versa. Textron Finance will also enter basis swaps to lock-in desired spreads between certain interest-earning assets and certain interest-bearing liabilities. Additionally, Textron will enter forward starting fixed-pay interest rate exchange agreements to lock-in current interest rates for probable future issuances of long-term borrowings. INTEREST RATE EXCHANGE AGREEMENTS ARE ACCOUNTED FOR ON THE ACCRUAL BASIS WITH THE DIFFERENTIAL TO BE PAID OR RECEIVED RECORDED CURRENTLY AS AN ADJUSTMENT TO INTEREST EXPENSE. PREMIUMS PAID TO TERMINATE AGREEMENTS DESIGNATED AS HEDGES ARE DEFERRED AND AMORTIZED TO EXPENSE OVER THE REMAINING TERM OF THE ORIGINAL LIFE OF THE CONTRACT. IF THE UNDERLYING DEBT IS THEN PAID EARLY, UNAMORTIZED PREMIUMS ARE RECOGNIZED AS AN ADJUSTMENT TO THE GAIN OR LOSS ASSOCIATED WITH THE DEBT'S EXTINGUISHMENT.

              AGREEMENTS THAT REQUIRE THE PAYMENT OF FIXED-RATE INTEREST ARE DESIGNATED AGAINST SPECIFIC LONG-TERM VARIABLE-RATE BORROWINGS.

              Textron Manufacturing interest rate exchange agreements are summarized as follows:



                                                        DECEMBER 30, 2000                             January 1, 2000
                                                        -----------------                             ---------------
TEXTRON MANUFACTURING

                                                                 WEIGHTED                                    Weighted
                                                   WEIGHTED       AVERAGE                      Weighted       Average
                                  NOTIONAL          AVERAGE     REMAINING     Notional          Average     Remaining
(Dollars in millions)               AMOUNT    INTEREST RATE          TERM       Amount    Interest Rate          Term
---------------------               ------    -------------          ----       ------    -------------          ----
Variable-pay interest rate
  exchange agreements             $    415            6.91%           3.9    $     852            6.39%           2.5

Fixed-pay interest rate
  exchange agreements             $     --              --%            --    $     941            4.69%           0.3
                                  ========            ====            ===    =========            ====            ===

              Textron Manufacturing's variable pay interest rate exchange agreements were designated against specific long-term fixed-rate debt. These agreements effectively adjusted the average rate of interest on fixed-rate notes in 2000 to 6.9% from 7.0% and expire as follows: $26 million (11.3%) in 2001, $35 million (10.4%) in 2002, and $354 million
         (6.6%) through 2020. Textron Manufacturing's fixed pay interest rate swap agreements, which expired in March 2000, were entered in June 1999 to insulate Textron against potential interest rate increases on variable-rate debt around year-end 1999.

              Textron Finance interest rate exchange agreements are summarized as follows:

                                                                 DECEMBER 30, 2000                          January 1, 2000
                                                                 -----------------                          ---------------
TEXTRON FINANCE
                                                                          WEIGHTED                                 Weighted
                                                             WEIGHTED      AVERAGE                     Weighted     Average
                                           NOTIONAL           AVERAGE    REMAINING    Notional          Average   Remaining
(Dollars in millions)                        AMOUNT     INTEREST RATE         TERM      Amount    Interest Rate        Term
---------------------                        ------     -------------         ----      ------    -------------        ----
Fixed-pay interest rate exchange
  agreements - debt                        $    150             6.52%          2.0    $    300            5.76%         0.8
Variable-receive interest rate
  exchange agreements - receivables        $    100             8.14%         12.6    $     --              --%          --
Basis swaps*                               $    715             6.77%          0.8    $    125            5.84%         0.4
Forward starting fixed-pay
  interest rate exchange
  agreements                               $    228             7.31%          7.6    $     --              --%          --
                                           ========             ====           ===    ========            ====          ===

         *Amounts at December 30, 2000 and January 1, 2000 require United States Prime Rate-based payments as stated above and LIBOR-based receipts of 6.77% and 6.07%, respectively.


TEXTRON 2000 ANNUAL REPORT 46

              In addition, Textron Finance utilizes interest rate agreements to protect against the interest rate risk associated with their related interest in securitized assets. At year end 2000 and 1999, Textron Finance had $509 million and $91 million, respectively of such interest rate agreements outstanding.

              Textron Finance's fixed-pay interest rate exchange agreements designated as hedges of variable-rate debt effectively adjusted the related average interest rate in 2000 to 6.91% from 6.93% and mature in 2002. Textron Finance's variable-receive interest rate exchange agreements designated as hedges of fixed-rate finance receivables were effective in December 2000 and did not materially impact interest income.

              Textron had minimal exposure to loss from nonperformance by the counterparties to its interest rate exchange agreements at the end of 2000, and does not anticipate nonperformance by counterparties in the periodic settlements of amounts due. Textron currently minimizes this potential for risk by entering into contracts exclusively with major, financially sound counterparties having no less than a long-term bond rating of "A," by continuously monitoring the counterparties' credit ratings and by limiting exposure with any one financial institution. The credit risk generally is limited to the amount by which the counterparties' contractual obligations exceed Textron's obligations to the counterparty.

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

              The table below summarizes, by major currency, Textron's forward exchange contracts and currency swaps in U.S. dollars. The buy amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the sell amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies. The foreign currency amounts have been translated into a U.S. dollar equivalent using the exchange rate at the balance sheet date.


                            BUY CONTRACTS              SELL CONTRACTS
                            -------------              --------------
                       CONTRACT    UNREALIZED     CONTRACT    UNREALIZED
(In millions)            AMOUNT    GAIN/(LOSS)      AMOUNT    GAIN/(LOSS)
-------------            ------    -----------      ------    -----------
DECEMBER 30, 2000
British Pound              $208          $ (1)        $105          $ --
Canadian Dollar             281            --           15            --
Euro                        116            --           51            --
Other                        26            --           38             1
                           ----          ----         ----          ----
  Total                    $631          $ (1)        $209          $  1
                           ====          ====         ====          ====
January 1, 2000
British Pound              $ 74          $  1         $485          $  7
Canadian Dollar             263             5           15            --
Euro                          7            --          447            18
Other                        11            --           35            --
                           ----          ----         ----          ----
  Total                    $355          $  6         $982          $ 25
                           ====          ====         ====          ====

              In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. In June 1999, the FASB issued SFAS 137, which deferred the effective date of SFAS 133 to all fiscal quarters of years beginning after June 15, 2000. In June 2000, the FASB issued SFAS 138 which amended accounting and reporting standards and addressed issues causing implementation difficulties with SFAS 133 for certain derivative instruments and hedging activities. These statements became effective for the Company on December 31, 2000. The Company will record the effect of the transition to these new accounting requirements in the first

                                                  47  TEXTRON 2000 ANNUAL REPORT
         quarter of 2001 as a cumulative effect of change in accounting principle. The effect of this change in accounting will not be material to the Company's results of operations and financial position.


     10 TEXTRON FINANCE - OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF FINANCE SUBSIDIARY HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES

         Litchfield Financial Corporation (Litchfield, a subsidiary of Textron Financial Corporation) was acquired by Textron Financial Corporation during 1999. Prior to the acquisition, a trust sponsored and wholly-owned by Litchfield issued Series A Preferred Securities to the public (for $26 million), the proceeds of which were invested by the trust in $26 million aggregate principal amount of Litchfield's newly issued 10% Series A Junior Subordinated Debentures (Series A Debentures), due 2029. The debentures are the sole asset of the trust. The preferred securities were recorded by Textron Financial Corporation at the fair value of $29 million as of the acquisition date. The amounts due to the trust under the subordinated debentures and the related income statement amounts have been eliminated in Textron's consolidated financial statements.


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


     11 TEXTRON - OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY TEXTRON JUNIOR SUBORDINATED DEBT SECURITIES

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


     12  SHAREHOLDER'S EQUITY

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


         PERFORMANCE SHARE UNITS AND STOCK OPTIONS

         Textron's 1999 Long-Term Incentive Plan (the "1999 Plan") authorizes awards to key employees of Textron and its related companies in three forms: (a) options to purchase Textron shares; (b) performance share units and (c) restricted stock. The maximum number of share awards that are authorized by the 1999 Plan are: (a) 8,000,000 options to purchase Textron shares; (b) 1,000,000 performance units and (c) 500,000 shares of restricted stock.

TEXTRON 2000 ANNUAL REPORT 48

              STOCK-BASED COMPENSATION AWARDS TO EMPLOYEES UNDER THE PLAN ARE ACCOUNTED FOR USING THE INTRINSIC VALUE METHOD PRESCRIBED IN APB 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" AND RELATED INTERPRETATIONS.

              Textron's performance share program, measured under the intrinsic value method, generated income of approximately $36 million in 2000, and expense of approximately $25 million and $77 million in 1999 and 1998, respectively. To mitigate the impact of stock price fluctuations on compensation expense, Textron has entered cash settlement forward contracts on its common stock. These contracts generated expense of approximately $69 million for 2000 and income of approximately $5 million and $40 million in 1999 and 1998, respectively.

              Pro forma information regarding net income and earnings per share has been determined using the fair value method. For the purpose of developing the pro forma information, the fair values of options granted after 1995 are estimated at the date of grant using the Black-Scholes option-pricing model. The estimated fair values are amortized to expense over the options' vesting period. Using this methodology, net income would have been reduced by $25 million or $.17 per diluted share in 2000 and $9 million or $.06 per diluted share in both 1999 and 1998.

              The assumptions used to estimate the fair value of an option granted in 2000, 1999, and 1998, respectively, are approximately as follows: dividend yield of approximately 3%, 2% and 2%; expected volatility of 27%, 22% and 18%; risk-free interest rates of 5%, 6% and 4%, and weighted average expected lives of 3.5 years. Under these assumptions, the weighted-average fair value of an option to purchase one share granted in 2000, 1999 and 1998 was approximately $10, $15 and $12, respectively.

              At year-end 2000, 1,434,000 stock options were available for future grant under the 1999 Plan. Stock option transactions during the last three years are summarized as follows:


                                                 2000                          1999                          1998
                                                 ----                          ----                          ----
                                             WEIGHTED                      Weighted                      Weighted
                                              AVERAGE                       Average                       Average
                                             EXERCISE                      Exercise                      Exercise
(Shares in thousands)          SHARES           PRICE        Shares           Price        Shares           Price
---------------------          ------           -----        ------           -----        ------           -----
Options outstanding
  at beginning of year          8,822         $ 55.26         8,342         $ 47.23         9,001         $ 36.74
Options granted                 4,618         $ 46.31         2,176         $ 73.75         1,909         $ 74.08
Options exercised                (440)        $ 30.67        (1,451)        $ 34.86        (2,465)        $ 29.52
Options canceled                 (369)        $ 76.41          (245)        $ 67.06          (103)        $ 51.48
                                -----         -------         -----         -------         -----         -------
Options outstanding
  at end of year               12,631         $ 52.32         8,822         $ 55.26         8,342         $ 47.23
                               ======         =======         =====         =======         =====         =======
Options exercisable
  at end of year                7,012         $ 53.25         5,815         $ 45.60         5,818         $ 36.80
                               ======         =======         =====         =======         =====         =======

              Stock options outstanding at the end of 2000 are summarized as follows:


                                                        WEIGHTED
                                                         AVERAGE    WEIGHTED                   WEIGHTED
                                                       REMAINING     AVERAGE                    AVERAGE
                                                     CONTRACTUAL    EXERCISE                   EXERCISE
(Shares in thousands)                OUTSTANDING            LIFE       PRICE    EXERCISABLE       PRICE
---------------------                -----------            ----       -----    -----------       -----
DECEMBER 30, 2000:
$17 - $37                                  2,238             3.7      $28.37          2,238      $28.37
$38 - $59                                  5,712             9.1      $45.87          1,195      $45.71
$60 - $94                                  4,681             8.2      $71.42          3,579      $71.01
===   ===                                  =====             ===      ======          =====      ======

         RESERVED SHARES OF COMMON STOCK

         At year-end 2000, common stock reserved for the subsequent conversion of preferred stock and shares reserved for the exercise of stock options were 2,927,000 and 12,631,000, respectively.

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

                                                  49  TEXTRON 2000 ANNUAL REPORT

         INCOME PER COMMON SHARE

         A reconciliation of income from continuing operations and basic to diluted share amounts is presented below.


For the years ended                         DECEMBER 30, 2000         January 1, 2000          January 2, 1999
-------------------                         -----------------         ---------------          ---------------
(Dollars in millions,                                  AVERAGE                    Average                Average
shares in thousands)                       INCOME       SHARES        Income       Shares     Income      Shares
--------------------                       ------       ------        ------       ------     ------      ------
Income from continuing operations       $     277                  $     623                 $   443
Less: Preferred stock dividends                --                         (1)                     (1)
BASIC
Available to common shareholders              277      143,923           622      150,389        442     161,254
Dilutive effect of convertible
  preferred stock and stock options            --        2,227             1        3,365          1       4,120
DILUTED
Available to common shareholders
and assumed conversions                 $     277      146,150     $     623      153,754    $   443     165,374

         COMPREHENSIVE INCOME

         The components of Textron's other comprehensive income (loss) for 2000, 1999 and 1998 were as follows:


(In millions)                                                                    2000          1999          1998
-------------                                                                    ----          ----          ----
CURRENCY TRANSLATION ADJUSTMENT
Beginning balance                                                               $ (96)        $(104)        $ (71)
Change, net of income taxes                                                       (74)          (71)          (33)
AFS disposal                                                                       --            79          --
                                                                                -----         -----         -----
Ending balance                                                                  $(170)        $ (96)        $(104)
                                                                                =====         =====         =====
UNREALIZED GAINS (LOSSES) ON SECURITIES
Beginning balance                                                               $  --         $  13         $  13
Net unrealized gains (losses) arising during the period*                          (59)           --             8
Reclassification adjustment for realized (gains) losses in net income*             59            --            (8)
AFS disposal (net of income tax expense of $8)                                     --           (13)         --
                                                                                -----         -----         -----
Ending balance                                                                  $  --         $  --         $  13
                                                                                =====         =====         =====
PENSION LIABILITY ADJUSTMENT
Beginning balance                                                               $  (2)        $  (5)        $  (4)
Change, net of income taxes                                                        --             3            (1)
                                                                                -----         -----         -----
Ending balance                                                                  $  (2)        $  (2)        $  (5)
                                                                                =====         =====         =====
ACCUMULATED OTHER COMPREHENSIVE LOSS
Beginning balance                                                               $ (98)        $ (96)        $ (62)
Other comprehensive loss                                                          (74)           (2)          (34)
                                                                                -----         -----         -----
Ending balance                                                                  $(172)        $ (98)        $ (96)
                                                                                =====         =====         =====

              *Net of income tax expense (benefit) of $(31) million and $4 million for 2000 and 1998, respectively.


     13  LEASES

         Rental expense approximated $101 million, $94 million and $83 million in 2000, 1999 and 1998, respectively. Future minimum rental commitments for noncancellable operating leases in effect at year-end 2000 approximated $83 million for 2001; $65 million for 2002; $46 million for 2003; $33 million for 2004; $22 million for 2005; and a total of $186 million thereafter.


     14  RESEARCH AND DEVELOPMENT

         Textron carries out research and development for itself and under contracts with others, primarily the U.S. Government. Company initiated programs include independent research and development related to government products and services, a significant portion of which is recoverable from the U.S. Government through overhead cost allowances.

TEXTRON 2000 ANNUAL REPORT 50

         RESEARCH AND DEVELOPMENT COSTS FOR WHICH TEXTRON IS RESPONSIBLE ARE EXPENSED AS INCURRED. THESE COMPANY FUNDED COSTS INCLUDE AMOUNTS FOR COMPANY INITIATED PROGRAMS, THE COST SHARING PORTIONS OF CUSTOMER INITIATED PROGRAMS, AND LOSSES INCURRED ON CUSTOMER INITIATED PROGRAMS. The Company funded and customer funded research and development costs for 2000, 1999 and 1998 were as follows:

     (In millions)                                2000         1999         1998
     ---------------------------------------------------------------------------
     Company funded                               $307         $257         $219
     Customer funded                               414          413          394
     ---------------------------------------------------------------------------
           Total research and development         $721         $670         $613
     ===========================================================================

15   PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Textron has defined benefit and defined contribution pension plans that together cover substantially all employees. The costs of the defined contribution plans amounted to approximately $51 million in 2000 and $40 million in both 1999 and 1998. Defined benefits under salaried plans are based on salary and years of service. Hourly plans generally provide benefits based on stated amounts for each year of service. Textron's funding policy is consistent with federal law and regulations. Pension plan assets consist principally of corporate and government bonds and common stocks. Textron offers health care and life insurance benefits for certain retired employees.

         The following summarizes the change in the benefit obligation; the change in plan assets; the funded status; and reconciliation to the amount recognized in the balance sheet for the pension and postretirement benefit plans:

                                                                                                       POSTRETIREMENT BENEFITS
                                                                    PENSION BENEFITS                    OTHER THAN PENSIONS
                                                          -------------------------------------------------------------------------
                                                          DECEMBER 30,          January 1,        DECEMBER 30,          January 1,
     (In millions)                                            2000                2000                2000                2000
     ------------------------------------------------------------------------------------------------------------------------------
     CHANGE IN BENEFIT OBLIGATION
     Benefit obligation at beginning of year                   $ 3,665             $ 3,836             $   603             $   665
     Service cost                                                  101                 109                   6                   7
     Interest cost                                                 265                 252                  45                  41
     Amendments                                                    110                   9                  (5)                 --
     Effects of acquisitions                                         5                  10                  --                   5
     Effects of dispositions                                        (1)                 (6)                 --                  --
     Plan participants' contributions                                4                   4                   5                   4
     Actuarial (gains)/losses                                       80                (299)                 27                 (54)
     Benefits paid                                                (249)               (227)                (68)                (65)
     Foreign exchange rate changes                                 (39)                (23)                 --                  --
     Curtailments                                                   --                  --                  (1)                 --
     ------------------------------------------------------------------------------------------------------------------------------
       Benefit obligation at end of year                       $ 3,941             $ 3,665             $   612             $   603
     ------------------------------------------------------------------------------------------------------------------------------
     CHANGE IN PLAN ASSETS
     Fair value of plan assets at beginning of year            $ 5,342             $ 4,824             $    --             $    --
     Actual return on plan assets                                   77                 740                  --                  --
     Employer contributions                                         41                  21                  --                  --
     Plan participants' contributions                                4                   4                  --                  --
     Effects of acquisitions                                         4                  12                  --                  --
     Effects of dispositions                                        (1)                 (5)                 --                  --
     Benefits paid                                                (249)               (227)                 --                  --
     Foreign exchange rate changes                                 (48)                (27)                 --                  --
     ------------------------------------------------------------------------------------------------------------------------------
       Fair value of plan assets at end of year                $ 5,170             $ 5,342             $    --             $    --
     ------------------------------------------------------------------------------------------------------------------------------
     Funded status of the plan                                 $ 1,229             $ 1,677             $  (612)            $  (603)
     Unrecognized actuarial gain                                  (871)             (1,331)                (88)               (122)
     Unrecognized prior service cost                               154                  88                 (15)                (16)
     Unrecognized transition net asset                             (43)                (61)                 --                  --
     ------------------------------------------------------------------------------------------------------------------------------
     Net amount recognized in the
       consolidated balance sheet                              $   469             $   373             $  (715)            $  (741)
     ==============================================================================================================================
       Amounts recognized in the consolidated
       balance sheet consists of:
     Prepaid benefit cost                                      $   621             $   508             $    --             $    --
     Accrued benefit liability                                    (156)               (144)               (715)               (741)
     Intangible asset                                                2                   7                  --                  --
     Accumulated other comprehensive loss                            2                   2                  --                  --
     ------------------------------------------------------------------------------------------------------------------------------
       Net amount recognized in the
       consolidated balance sheet                              $   469             $   373             $  (715)            $  (741)
     ==============================================================================================================================

                                                  51  TEXTRON 2000 ANNUAL REPORT

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $199 million, $161 million and $10 million, respectively, as of year-end 2000, and $191 million, $159 million and $16 million, respectively, as of year-end 1999.

         The following summarizes the net periodic benefit cost for the pension benefits and postretirement benefits plans:

                                                                                              POSTRETIREMENT BENEFITS
                                                      PENSION BENEFITS                          OTHER THAN PENSIONS
     --------------------------------------------------------------------------------------------------------------------------
                                       DECEMBER 30,     January 1,     January 2,   DECEMBER 30,     January 1,     January 2,
     (In millions)                             2000           2000           1999           2000           2000           1999
     --------------------------------------------------------------------------------------------------------------------------
     COMPONENTS OF NET
       PERIODIC BENEFIT COST
     Service cost                             $ 101          $ 109          $  83          $   6          $   7          $   6
     Interest cost                              265            252            235             45             41             45
     Expected return on plan assets            (423)          (378)          (323)            --             --             --
     Amortization of
       unrecognized transition asset            (17)           (17)           (17)            --             --             --
     Recognized actuarial (gain)/loss           (24)             2              1             (8)           (10)            (9)
     Recognized prior service cost               14             16             14             (4)            (4)            (4)
     Curtailments                                --             --             --             (1)            --             --
     --------------------------------------------------------------------------------------------------------------------------
       Net periodic benefit cost              $ (84)         $ (16)         $  (7)         $  38          $  34          $  38
     ==========================================================================================================================

     Recognized actuarial (gain)/loss on net pension benefits is being amortized over a twelve year period.

     Major actuarial assumptions used in accounting for defined benefit pension plans are presented below.

                                       DECEMBER 30,        January 1,       January 2,       January 3,
                                               2000             2000,            1999,            1998,
     --------------------------------------------------------------------------------------------------
     WEIGHTED AVERAGE ASSUMPTIONS AT YEAR-END
     Discount rate                             7.50%            7.50%            6.75%            7.25%
     Expected return on plan assets            9.25             9.25             9.25             9.00
     Rate of compensation increase             4.80             4.80             4.80             5.00
     --------------------------------------------------------------------------------------------------

         Postretirement benefit plan discount rates are the same as those used by Textron's defined benefit pension plans.

         The 2000 health care cost trend rate, which is the weighted average annual assumed rate of increase in the per capita cost of covered benefits, was 6% for retirees age 65 and over and 6% for retirees under age 65. Both rates are assumed to decrease to 5.5% by 2003 and then remain at that level. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

     (In millions)                                               1% INCREASE      1% DECREASE
     ----------------------------------------------------------------------------------------
     Effect on total of service and interest cost components            $  5            $ (5)
     Effect on postretirement benefit obligation                          56             (48)
     ----------------------------------------------------------------------------------------

16   INCOME TAXES

     Textron files a consolidated federal income tax return for all U.S. subsidiaries and separate returns for foreign subsidiaries. TEXTRON RECOGNIZES DEFERRED INCOME TAXES FOR TEMPORARY DIFFERENCES BETWEEN THE FINANCIAL REPORTING BASIS AND INCOME TAX BASIS OF ASSETS AND LIABILITIES BASED ON ENACTED TAX RATES EXPECTED TO BE IN EFFECT WHEN AMOUNTS ARE LIKELY TO BE REALIZED OR SETTLED.

         The following table shows income from continuing operations before income taxes and distributions on preferred securities of subsidiary trusts:

     (In millions)              2000              1999              1998
     -------------------------------------------------------------------
     United States            $  366            $  831            $  582
     Foreign                     245               199               181
     -------------------------------------------------------------------
        Total                 $  611            $1,030            $  763
     ===================================================================

         Income tax expense is summarized as follows:

     (In millions)                  2000              1999             1998
     -----------------------------------------------------------------------
     Federal:
       Current                     $ 246             $ 222            $ 225
       Deferred                      (37)               54              (25)
     State                            35                36               33
     Foreign                          64                69               61
     -----------------------------------------------------------------------
     Income tax expense            $ 308             $ 381            $ 294
     =======================================================================

TEXTRON 2000 ANNUAL REPORT 52

         The following reconciles the federal statutory income tax rate to the effective income tax rate reflected in the consolidated statements of income:

                                                             2000              1999              1998
     -------------------------------------------------------------------------------------------------
     Federal statutory income tax rate                       35.0%             35.0%             35.0%
     Increase (decrease) in taxes resulting from:
       State income taxes                                     3.8               2.3               2.7
       Goodwill                                              19.0               2.2               4.3
       Foreign tax rate differential                         (2.2)              0.6                --
       Foreign sales corporation benefit                     (1.9)             (0.9)             (0.8)
       Other, net                                            (3.3)             (2.2)             (2.7)
     -------------------------------------------------------------------------------------------------
     Effective income tax rate                               50.4%             37.0%             38.5%
     =================================================================================================

         Textron's net deferred tax asset consisted of gross deferred tax assets and gross deferred tax liabilities of $1,704 million and $1,531 million, respectively, at the end of 2000 and $1,623 million and $1,467 million, respectively, at the end of 1999. The tax effects of temporary differences that give rise to significant portions of Textron's net deferred tax assets and liabilities were as follows:

     (In millions)                                          DECEMBER 30, 2000   January 1, 2000
     -------------------------------------------------------------------------------------------
     Deferred tax assets:
       Self insured liabilities, (including environmental)              $ 146             $ 184
       Deferred compensation                                              140               144
       Obligation for postretirement benefits                             118               171
       Investment securities                                               45                --
       Allowance for credit losses                                         44                38
       Amortization of goodwill                                            37                --
       Other, principally timing of other expense deductions              278               187
     -------------------------------------------------------------------------------------------
         Total deferred tax assets                                      $ 808             $ 724
     -------------------------------------------------------------------------------------------
     Deferred tax liabilities:
       Textron Finance transactions, principally leasing                $(366)            $(353)
       Fixed assets, principally depreciation                            (190)             (164)
       Inventory                                                          (53)              (51)
       Currency translation adjustment                                    (26)               --
     -------------------------------------------------------------------------------------------
         Total deferred tax liabilities                                  (635)             (568)
     -------------------------------------------------------------------------------------------
         Net deferred tax assets                                        $ 173             $ 156
     ===========================================================================================

         Deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries, which approximated $649 million at the end of 2000. Management intends to reinvest those earnings for an indefinite period, except for distributions having an immaterial tax effect. If foreign subsidiaries' earnings were distributed, 2000 taxes, net of foreign tax credits, would be increased by approximately $88 million.

17   SPECIAL CHARGES, NET

     THE COMPANY RECORDS RESTRUCTURING LIABILITIES AT THE TIME MANAGEMENT APPROVES AND COMMITS TO A RESTRUCTURING PLAN THAT IDENTIFIES ALL SIGNIFICANT ACTIONS TO BE TAKEN AND THE EXPECTED COMPLETION DATE OF THE PLAN. THE RESTRUCTURING LIABILITY INCLUDES THOSE RESTRUCTURING COSTS THAT
     (1) CAN BE REASONABLY ESTIMATED, (2) ARE NOT ASSOCIATED WITH AND DO NOT BENEFIT ACTIVITIES THAT WILL BE CONTINUED, AND (3) ARE NOT ASSOCIATED WITH OR ARE NOT INCURRED TO GENERATE REVENUES AFTER THE COMMITMENT DATE. RESTRUCTURING COSTS ARE INCURRED AS A DIRECT RESULT OF THE PLAN AND (1) ARE INCREMENTAL TO OTHER COSTS INCURRED BY TEXTRON IN THE CONDUCT OF ITS ACTIVITIES PRIOR TO THE COMMITMENT DATE, OR (2) REPRESENT CONTRACTUAL OBLIGATIONS THAT EXISTED PRIOR TO THE COMMITMENT DATE AND WILL EITHER CONTINUE AFTER THE EXIT PLAN IS COMPLETED WITH NO ECONOMIC BENEFIT TO THE ENTERPRISE OR REFLECT A PENALTY TO CANCEL A CONTRACTUAL OBLIGATION. ADDITIONALLY, RESTRUCTURING LIABILITIES INCURRED IN CONJUNCTION WITH A BUSINESS ACQUISITION ARE RECORDED AS PART OF THE ALLOCATION OF THE INITIAL PURCHASE PRICE OF THE ACQUISITION (1) AS OF THE ACQUISITION DATE, MANAGEMENT BEGINS TO ASSESS AND FORMULATE A RESTRUCTURING PLAN FOR THE ACQUIRED BUSINESS AND (2) THE RESTRUCTURING PLAN IS APPROVED AND COMMITTED TO WITHIN ONE YEAR OF THE ACQUISITION DATE.

     2000 SPECIAL CHARGES

     To improve returns at base businesses and to complete the integration of recently acquired businesses, during the fourth quarter of 2000, the Company approved and committed to a restructuring program based upon targeted cost reductions in the Automotive, Fastening Systems and Industrial Products segments. The 2000 program includes the consolidation of facilities, outsourcing of non-core production activity, the rationalization of certain product lines, and the divestiture of non-core businesses. Restructuring costs recorded in earnings during the fourth quarter of 2000 included $16 million of accrued severance-related benefits, outplacement services and certain other exit

                                                  53  TEXTRON 2000 ANNUAL REPORT
     costs. Severance and other costs accrued during the fourth quarter of 2000 for the Automotive and Industrial Products segments were $1 million and $15 million, respectively. No costs were accrued for Fastening Systems during the fourth quarter. Facility consolidations will occur primarily in the United States and Europe. The Company anticipates incurring additional restructuring charges as it completes and commits to additional activities within Automotive, Fastening Systems and Industrial Products segments. The Company expects to fund the cash requirements of its restructuring activities with cash flow from operations and additional borrowings under its existing credit facilities.

         As of December 30, 2000, the Industrial Products segment had terminated 204 employees and Automotive did not yet have any terminations under the 2000 restructuring program.

         In conjunction with the restructuring plan and review of long-lived assets including goodwill, the Company recorded an asset impairment charge of $1 million for fixed assets and $349 million for goodwill in the fourth quarter of 2000 principally related to Turbine Engine Components Textron
     (TECT), part of the Industrial Products segment and Flexalloy, part of the Fastening Systems segment. Yearly amortization of this goodwill was approximately $12 million.

         Indicators of potential impairment of long-lived assets including goodwill were identified in connection with multi-year financial planning in the fourth quarter of 2000, as well as the initiation of the 2000 restructuring program. Based on the indicators, the Company performed an overall impairment review for the applicable operating units. Key indicators with respect to TECT, a manufacturer of air and land-based gas turbine engines components and airframe structures, was deteriorating margins and its inability to generate new contracts, which has resulted in a significantly decreased revenue base. Key indicators for Flexalloy, a vendor-managed inventory company, serving primarily the heavy truck industry within Fastening Systems, were its performance against plan and the negative effect on its vendor-managed business model by other supply chain competitors. The business is dependent upon large customers, and the service level for larger customers can not be easily replicated over a large number of smaller customers without significant additional investment. Also, the synergies within Fastening Systems, which were initially viewed to be significant due to Textron's existing market share, have been considerably less than anticipated. Accordingly, future cash flow projections are not expected to achieve the level of growth originally anticipated at the time of Flexalloy's acquisition.

         The undiscounted cash flow projections performed for the applicable operating units were less than the carrying amounts of long-lived assets including goodwill indicating that there was an impairment. The discounted pre-tax cash flow calculation for purposes of determining the fair value of the long-lived assets was performed utilizing the multi-year financial plan (adjusted for planned restructuring activities) to project future cash flows and a risk-based rate of 11%. The calculation resulted in a fourth quarter 2000 write down of goodwill for TECT of $178 million, Flexalloy of $96 million and $75 million related to four other operating units. The calculation also showed that fixed assets and approximately $57 million of remaining goodwill were substantially recoverable at these units. By segment, Automotive recognized goodwill impairment charges of $27 million and fixed asset impairment charges of $1 million and Fastening Systems and Industrial Products recognized goodwill impairment charges of $128 million and $194 million, respectively, in 2000. The cash flow projections used in performing the review for these operating units were based upon management's best estimate of future results. Actual results could differ materially from those estimates.

         Accruable restructuring costs and asset impairment charges recorded in earnings have been included in special charges, net on the consolidated statement of income.

         An analysis of Textron's 2000 restructuring related special charges and reserve accounts is summarized below.

                                              ASSET                         FACILITIES
     (In millions)                      IMPAIRMENTS         SEVERANCE          & OTHER             TOTAL
     ---------------------------------------------------------------------------------------------------
     Balance at January 1, 2000              $  --             $  --             $  --            $  --
     Additions                                 350                15                 1              366
     Utilized                                 (350)               (1)               --             (351)
     ---------------------------------------------------------------------------------------------------
     Balance at December 30, 2000            $  --             $  14             $   1            $  15
     ===================================================================================================

         The specific restructuring measures and associated estimated costs are based on the Company's best judgment under prevailing circumstances. The Company believes that the restructuring reserve balance of $15 million is adequate to carry out the restructuring activities formally identified and committed to as of December 30, 2000 and anticipates that all actions related to these liabilities will be completed by December 29, 2001.

TEXTRON 2000 ANNUAL REPORT 54

         As discussed in Note 6, the Company recorded an impairment charge of $117 million in the fourth quarter of 2000 relating to the Company's investment securities. This charge is included in special charges, net on the consolidated statement of income.


     1998 - 1999 SPECIAL CHARGES, NET

     To enhance the competitiveness and profitability of its core businesses, Textron recorded a pretax charge of $87 million in the second quarter of 1998. This charge was recorded based on the decision to exit several small, nonstrategic product lines in Automotive and the former Systems and Components divisions which did not meet Textron's return criteria, and to realign certain operations in the former Industrial segment. The pretax charges associated with the Automotive and former Industrial segments were $25 million and $52 million, respectively. The charge also included the cost of a litigation settlement of $10 million related to the Aircraft segment. Severance costs were included in special charges and are based on established policies and practices.

         In 1999, the Company reassessed the remaining actions anticipated in the 1998 program and determined that certain projects should be delayed or cancelled while other provisions were no longer necessary. Specifically, provisions for severance and exit costs associated with the decision to exit certain automotive product lines were no longer required due to a decision to build different products in a plant originally anticipated to be closed. In the former Industrial segment, certain cost reduction programs in the Fluid and Power Group were suspended as a result of management's evaluation of the opportunities presented by the David Brown acquisition. Some smaller programs were delayed as the Company re-examines strategic alternatives. Others were completed at costs less than originally anticipated.

         Concurrently, in 1999 the Company initiated a series of new cost reduction efforts in the former Industrial segment designed to significantly reduce headcount from levels at the beginning of the year. Significant actions included the downsizing of an underperforming plant in Europe and targeted headcount reductions across most Industrial divisions. Headcount reductions were also effected at Bell Helicopter.

         As a result of the above, the Company reversed approximately $24 million of reserves no longer deemed necessary for the 1998 program and recorded severance accruals of approximately $21 million and a charge related to asset impairment of $5 million. In addition, Textron recorded additional restructuring charges for the Industrial segment, primarily for severance ($7 million) and asset impairment ($9 million) associated with the announced closing of seven facilities.

         During fiscal 2000 the Company utilized the remaining $22 million reserve for severance and other costs for these programs. As of December 30, 2000, the 1998 and 1999 programs have been completed and approximately 3,400 employees have been terminated.

         An analysis of Textron's 1998 and 1999 restructuring related special charges and reserve accounts is summarized below.

                                             ASSET        SEVERANCE
     (In millions)                     IMPAIRMENTS          & OTHER            TOTAL
     -------------------------------------------------------------------------------
     Initial Charge                          $ 28             $ 49             $ 77
     Utilized                                 (28)              (9)             (37)
     -------------------------------------------------------------------------------
     Balance at January 2, 1999                --               40               40
     Additions                                 14               28               42
     Utilized                                 (14)             (22)             (36)
     No longer Required                        --              (24)             (24)
     -------------------------------------------------------------------------------
     Balance at January 1, 2000                --               22               22
     Additions                                 --               --               --
     Utilized                                  --              (22)             (22)
     -------------------------------------------------------------------------------
     Balance at December 30, 2000            $ --             $ --             $ --
     ===============================================================================

         Included in special charges, net for 1999 is a gain of $19 million as a result of shares granted to Textron from Manulife Financial Corporation's initial public offering on their demutualization of the Manufacturers Life Insurance Company.

18   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value amounts shown in the table on the next page were determined from available market information and valuation methodologies. Because considerable judgment is required in interpreting market data, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.

                                                   55 TEXTRON 2000 ANNUAL REPORT

                                                                        DECEMBER 30, 2000                        January 1, 2000
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                ESTIMATED                              Estimated
                                                             CARRYING                FAIR            Carrying               Fair
     (In millions)                                              VALUE               VALUE               Value              Value
     -----------------------------------------------------------------------------------------------------------------------------
     ASSETS:
     Textron Finance:
       Finance receivables                                    $ 4,767             $ 4,840             $ 4,624             $ 4,642
       Interest rate exchange agreements                           --                  (6)                 --                  --
       Other                                                      141                 141                  46                  46
     LIABILITIES:
     Textron Manufacturing:
       Debt                                                     2,061               2,105               1,745               1,740
       Interest rate exchange agreements                           --                  (8)                 --                   7
       Marketable security price forward contracts                 26                  26                  (5)                 (5)
     Textron Finance:
       Debt                                                     4,667               4,688               4,551               4,535
       Interest rate exchange agreements                           --                  17                  --                  (2)
     FOREIGN EXCHANGE CONTRACTS:
       Textron Manufacturing                                       (1)                 (1)                 --                  (6)
     CURRENCY SWAPS:
       Textron Manufacturing                                       --                  --                 (21)                (25)
       Textron Finance                                             --                   1                  --                  --
     =============================================================================================================================

     (i) Finance receivables - The estimated fair values of real estate loans and commercial installment contracts were based on discounted cash flow analyses. The estimated fair values of variable-rate receivables approximated the net carrying value. The estimated fair values of nonperforming loans were based on discounted cash flow analyses using risk-adjusted interest rates or the fair value of the related collateral.
     (ii) Debt, interest rate exchange agreements, foreign exchange contracts and currency swaps - The estimated fair value of fixed-rate debt was determined by independent investment bankers or discounted cash flow analyses. The estimated fair values of variable-rate debt approximated their carrying values. The estimated fair values of interest rate exchange agreements were determined by discounted cash flow analysis and represent the estimated amounts that Textron or its counterparty would be required to pay to assume the other party's obligations under the agreements. The estimated fair values of the foreign exchange contracts and currency swaps were determined by Textron's foreign exchange banks.
     (iii) The estimated fair values of marketable security price forward contracts were determined by quoted market prices of the related securities and represents the amount Textron or its counterparty are required to pay under these agreements.

19   CONTINGENCIES AND ENVIRONMENTAL REMEDIATION

     CONTINGENCIES

     Textron is subject to legal proceedings arising out of the conduct of the Company's business. These proceedings include claims arising from private transactions, government contracts, product liability and environmental, safety and health matters. Some of these legal proceedings seek damages, fines or penalties in substantial amounts or remediation of environmental contamination. Under federal government procurement regulations, certain claims brought by the U.S. Government could result in Textron's suspension or debarment from U.S. Government contracting for a period of time. On the basis of information presently available, Textron believes that these suits and proceedings will not have a material effect on the Company's financial position or results of operations.

     ENVIRONMENTAL REMEDIATION

     ENVIRONMENTAL LIABILITIES ARE RECORDED BASED ON THE MOST PROBABLE COST IF KNOWN OR ON THE ESTIMATED MINIMUM COST, DETERMINED ON A SITE-BY-SITE BASIS. TEXTRON'S ENVIRONMENTAL LIABILITIES ARE UNDISCOUNTED AND DO NOT TAKE INTO CONSIDERATION POSSIBLE FUTURE INSURANCE PROCEEDS OR SIGNIFICANT AMOUNTS FROM CLAIMS AGAINST OTHER THIRD PARTIES.

         Textron's accrued estimated environmental liabilities are based upon currently available facts, existing technology and presently enacted laws and regulations and are subject to a number of factors and uncertainties. Circumstances which can affect the accruals' reliability and precision include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation and the time period over which remediation may occur. Accrued liabilities relate to disposal costs, U.S. Environmental Protection Agency oversight costs, legal fees and operating and maintenance costs for both currently and formerly owned or operated facilities. Textron believes that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on Textron's financial position or results of operations. Based upon information currently available Textron estimates potential environmental liabilities to be in the range of $70 million to $200 million. As of December 30, 2000, environmental reserves of approximately $133 million, of which $15 million are classified as current liabilities, have been established to address these specific estimated potential liabilities. Textron estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years.

TEXTRON 2000 ANNUAL REPORT 56

20   SEGMENT REPORTING

     Textron has five reportable segments: Aircraft, Automotive, Fastening Systems, Industrial Products and Finance. See Note 1, for principal markets and pages 61 through 63 for products of Textron's segments.

         Textron's reportable segments are strategically aligned based on the manner in which Textron manages its various operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies within the notes to the consolidated financial statements. Textron evaluates segment performance based on operating profit from operations. Segment profit for Textron Manufacturing excludes interest expense, certain corporate expenses, special charges, and gains or losses from the disposition of significant business units. The Finance segment includes interest income, interest expense and distributions on preferred securities of Finance subsidiary trust as part of segment profit. Provisions for losses on finance receivables involving the sale or lease of Textron products are recorded by the selling manufacturing division.

         The following summarizes the revenues by type of products:

                                                                            REVENUES
     -------------------------------------------------------------------------------------------------
     (In millions)                                          2000               1999               1998
     -------------------------------------------------------------------------------------------------
     Aircraft:
       Fixed-Wing Aircraft                               $ 2,814            $ 2,472            $ 1,949
       Rotor Aircraft                                      1,580              1,547              1,431
     Automotive:
       Trim                                                1,842              1,796              1,481
       Fuel Systems and Functional Components              1,082              1,072                875
     Fastening Systems                                     2,137              2,082              1,758
     Industrial Products:
       Industrial Components and Other                     1,432                997                931
       Golf, Turf & Specialty Products                       823                773                719
       Fluid & Power                                         689                652                363
     Finance                                                 691                463                367
     -------------------------------------------------------------------------------------------------
                                                         $13,090            $11,854            $ 9,874
     =================================================================================================

         The following tables and page 20 summarize selected financial information by segment:

                                                                                                      PROPERTY, PLANT AND
                                                              ASSETS                                 EQUIPMENT EXPENDITURES
     ----------------------------------------------------------------------------------------------------------------------------
     (In millions)                             2000            1999            1998            2000           1999           1998
     ----------------------------------------------------------------------------------------------------------------------------
     Aircraft                              $  2,551        $  2,348        $  2,199        $    154       $    164       $    140
     Automotive                               1,738           1,800           1,627             127            132            110
     Fastening Systems                        2,029           2,199           1,760             113            103            113
     Industrial Products                      2,728           3,003           2,176             115            114             96
     Finance                                  6,131           5,989           3,785              14             11             13
     Corporate (including investment
       in discontinued operations)            3,339           1,743           2,717               4              8              3
      Eliminations                           (2,146)           (689)           (543)             --             --             --
     ----------------------------------------------------------------------------------------------------------------------------
                                           $ 16,370        $ 16,393        $ 13,721        $    527       $    532       $    475
     ============================================================================================================================

                                                   AMORTIZATION                                      DEPRECIATION
     -------------------------------------------------------------------------------------------------------------------------
     (In millions)                   2000             1999             1998             2000             1999             1998
     -------------------------------------------------------------------------------------------------------------------------
     Aircraft                        $ 10             $ 10             $ 10             $105             $ 97             $ 82
     Automotive                        14               19               15               87               83               71
     Fastening Systems                 22               19               13               85               80               70
     Industrial Products               41               31               23               84               73               55
     Finance                           15                7                3               17               12               10
     Corporate                         10                5                5                4                4                4
     -------------------------------------------------------------------------------------------------------------------------
                                     $112             $ 91             $ 69             $382             $349             $292
     =========================================================================================================================

                                                  57  TEXTRON 2000 ANNUAL REPORT

GEOGRAPHIC DATA

         Presented below is selected financial information by geographic area of Textron's operations:

                                                                                                   PROPERTY, PLANT
                                                       REVENUES(1)                                 AND EQUIPMENT(2)
     ------------------------------------------------------------------------------------------------------------------------
     (In millions)                       2000            1999            1998            2000            1999            1998
     ------------------------------------------------------------------------------------------------------------------------
     United States                    $ 8,569         $ 7,540         $ 6,404         $ 1,791         $ 1,718         $ 1,466
     Canada                               798             710             593             127             118             115
     Latin America and Mexico             790             738             662             121              68              84
     Asia and Australia                   603             441             317              13              14               3
     Germany                              584             694             577             165             187             205
     United Kingdom                       385             481             283             145             161             171
     France                               352             344             332              79              82              82
     Other                              1,009             906             706             164             165              79
     ------------------------------------------------------------------------------------------------------------------------
                                      $13,090         $11,854         $ 9,874         $ 2,605         $ 2,513         $ 2,205
     ========================================================================================================================

     (1) Revenues are attributed to countries based on the location of the customer.

     (2) Property, plant and equipment is based on the location of the asset.

         Revenues include sales to the U.S. Government of $1.2 billion, $1.3 billion and $1.1 billion in 2000, 1999 and 1998, respectively and sales of $1.5 billion, $1.6 billion and $1.3 billion in 2000, 1999, and 1998, respectively to DaimlerChrysler.

21   OTHER INFORMATION - TEXTRON MANUFACTURING CURRENT LIABILITIES

     Included in accrued liabilities at the end of 2000 and 1999 were the following:

     (In millions)                      DECEMBER 30, 2000     January 1, 2000
     ------------------------------------------------------------------------
     Customer deposits                             $  279              $  253
     Salary, wages and employer taxes                 260                 232
     Reserve for warranties                           236                 193
     Sales rebate                                      83                  76
     Other                                            513                 513
     ------------------------------------------------------------------------
       Total accrued liabilities                   $1,371              $1,267
     ========================================================================

TEXTRON 2000 ANNUAL REPORT 58

QUARTERLY DATA

     (Unaudited)
     (Dollars in millions except per share amounts)                         2000
     --------------------------------------------------------------------------------------------------
                                                          Q4           Q3           Q2           Q1
     --------------------------------------------------------------------------------------------------
     REVENUES
     Aircraft                                      $   1,251    $   1,171    $   1,013    $     959
     Automotive                                          671          654          761          838
     Fastening Systems                                   487          504          562          584
     Industrial Products                                 718          695          771          760
     Finance                                             185          184          170          152
     --------------------------------------------------------------------------------------------------
     TOTAL REVENUES                                $   3,312    $   3,208    $   3,277    $   3,293
     ==================================================================================================
     INCOME (LOSS)
     Aircraft                                      $     139    $     127    $     107    $      78
     Automotive                                           54           40           69           81
     Fastening Systems                                    37           47           51           47
     Industrial Products                                  83           70          101           89
     Finance                                              56           49           44           41
     --------------------------------------------------------------------------------------------------
     TOTAL SEGMENT PROFIT                                369          333          372          336
     --------------------------------------------------------------------------------------------------
     Special charges, net                               (483)          --           --           --
     --------------------------------------------------------------------------------------------------
     Total segment operating income (loss)              (114)         333          372          336
     --------------------------------------------------------------------------------------------------
     Corporate expenses and other, net                   (43)         (34)         (41)         (46)
     Interest income                                       6           --           --           --
     Interest expense                                    (42)         (42)         (41)         (33)
     Income taxes                                        (18)         (93)        (104)         (93)
     Distribution on preferred securities of
       manufacturing subsidiary trust, net of
       income taxes                                       (7)          (6)          (7)          (6)
     --------------------------------------------------------------------------------------------------
     INCOME (LOSS) FROM CONTINUING OPERATIONS           (218)         158          179          158
     --------------------------------------------------------------------------------------------------
     Gain on disposal of discontinued operations,
       net of income taxes                                --           --           --           --
     --------------------------------------------------------------------------------------------------
     Income (loss) before extraordinary loss and
       cumulative effect of change in accounting
        principle                                       (218)         158          179          158
     Extraordinary loss from debt
       retirement, net of income taxes                    --           --           --           --
     Cumulative effect of change in
       accounting principle, net of income taxes          --           --           --          (59)
     --------------------------------------------------------------------------------------------------
     Net income (loss)                             $    (218)   $     158    $     179    $      99
     ==================================================================================================
     EARNINGS PER COMMON SHARE
     BASIC:
       Income (loss) from continuing operations    $   (1.53)   $    1.10    $    1.25    $    1.08
       Discontinued operations, net of income
         taxes                                            --           --           --           --
       Extraordinary loss from debt
         retirement, net of income taxes                  --           --           --           --
       Cumulative effect of change in accounting
         principle, net of income taxes                   --           --           --         (.41)
     --------------------------------------------------------------------------------------------------
     Net income (loss)                             $   (1.53)   $    1.10    $    1.25    $     .67
     ==================================================================================================
     Average shares outstanding (in thousands)       141,969      143,185      143,981      146,281
     --------------------------------------------------------------------------------------------------
     DILUTED:
       Income (loss) from continuing operations    $   (1.53)   $    1.08    $    1.23    $    1.06
       Discontinued operations, net of income
         taxes                                            --           --           --           --
       Extraordinary loss from debt
         retirement, net of income taxes                  --           --           --           --
       Cumulative effect of change in accounting
         principle, net of income taxes                   --           --           --         (.40)
     --------------------------------------------------------------------------------------------------
     Net income (loss)                             $   (1.53)   $    1.08    $    1.23    $     .66
     ==================================================================================================
     Average shares outstanding (in thousands)*      141,969      145,325      146,304      148,818
     --------------------------------------------------------------------------------------------------
     SEGMENT PROFIT MARGINS
     Aircraft                                           11.1%        10.8%        10.6%         8.1%
     Automotive                                          8.0          6.1          9.1          9.7
     Fastening Systems                                   7.6          9.3          9.1          8.0
     Industrial Products                                11.6         10.1         13.1         11.7
     Finance                                            30.3         26.6         25.9         27.0

     SEGMENT PROFIT MARGIN                              11.1         10.4         11.4         10.2
     --------------------------------------------------------------------------------------------------
     COMMON STOCK INFORMATION
     Price range: High                             $   55.38    $   60.38    $   65.56    $   74.94
     Price range: Low                              $   41.44    $   44.88    $   53.94    $   51.50
     Dividends per share                           $    .325    $    .325    $    .325    $    .325
     --------------------------------------------------------------------------------------------------

     (Unaudited)
     (Dollars in millions except per share amounts)                            1999
     -------------------------------------------------------------------------------------------------
                                                             Q4           Q3           Q2           Q1
     -------------------------------------------------------------------------------------------------
     REVENUES
     Aircraft                                         $   1,267    $     955    $     937    $     860
     Automotive                                             747          652          746          723
     Fastening Systems                                      535          497          550          500
     Industrial Products                                    678          539          602          603
     Finance                                                141          122          104           96
     -------------------------------------------------------------------------------------------------
     TOTAL REVENUES                                   $   3,368    $   2,765    $   2,939    $   2,782
     =================================================================================================
     INCOME (LOSS)
     Aircraft                                         $     129    $      91    $      75    $      67
     Automotive                                              63           37           59           61
     Fastening Systems                                       37           43           54           56
     Industrial Products                                     78           74           82           67
     Finance                                                 34           38           30           26
     -------------------------------------------------------------------------------------------------
     TOTAL SEGMENT PROFIT                                   341          283          300          277
     -------------------------------------------------------------------------------------------------
     Special charges, net                                    --            3           (2)          --
     -------------------------------------------------------------------------------------------------
     Total segment operating income (loss)                  341          286          298          277
     -------------------------------------------------------------------------------------------------
     Corporate expenses and other, net                      (33)         (37)         (35)         (38)
     Interest income                                          1            4            6           16
     Interest expense                                       (29)         (11)          (3)         (13)
     Income taxes                                          (103)         (90)         (97)         (91)
     Distribution on preferred securities of
       manufacturing subsidiary trust, net of
       income taxes                                          (7)          (6)          (7)          (6)
     -------------------------------------------------------------------------------------------------
     INCOME (LOSS) FROM CONTINUING OPERATIONS               170          146          162          145
     -------------------------------------------------------------------------------------------------
     Gain on disposal of discontinued operations,
       net of income taxes                                   31           --           --        1,615
     -------------------------------------------------------------------------------------------------
     Income (loss) before extraordinary loss and
       cumulative effect of change in accounting
        principle                                           201          146          162        1,760
     Extraordinary loss from debt
       retirement, net of income taxes                       --           --           --          (43)
     Cumulative effect of change in
       accounting principle, net of income taxes             --           --           --           --
     -------------------------------------------------------------------------------------------------
     Net income (loss)                                $     201    $     146    $     162    $   1,717
     =================================================================================================
     EARNINGS PER COMMON SHARE
     BASIC:
       Income (loss) from continuing operations       $    1.14    $     .97    $    1.08    $     .95
       Discontinued operations, net of income
         taxes                                              .21           --           --        10.59
       Extraordinary loss from debt
         retirement, net of income taxes                     --           --           --         (.28)
       Cumulative effect of change in accounting
         principle, net of income taxes                      --           --           --           --
     -------------------------------------------------------------------------------------------------
     Net income (loss)                                $    1.35    $     .97    $    1.08    $   11.26
     =================================================================================================
     Average shares outstanding (in thousands)          148,309      150,069      150,512      152,517
     -------------------------------------------------------------------------------------------------
     DILUTED:
       Income (loss) from continuing operations       $    1.12    $     .95    $    1.05    $     .93
       Discontinued operations, net of income
         taxes                                              .21           --           --        10.34
       Extraordinary loss from debt
         retirement, net of income taxes                     --           --           --         (.27)
       Cumulative effect of change in accounting
         principle, net of income taxes                      --           --           --           --
     -------------------------------------------------------------------------------------------------
     Net income (loss)                                $    1.33    $     .95    $    1.05    $   11.00
     =================================================================================================
     Average shares outstanding (in thousands)*         151,267      153,406      154,096      156,112
     -------------------------------------------------------------------------------------------------
     SEGMENT PROFIT MARGINS
     Aircraft                                              10.2%         9.5%         8.0%         7.8%
     Automotive                                             8.4          5.7          7.9          8.4
     Fastening Systems                                      6.9          8.7          9.8         11.2
     Industrial Products                                   11.5         13.7         13.6         11.1
     Finance                                               24.1         31.1         28.8         27.1

     SEGMENT PROFIT MARGIN                                 10.1         10.2         10.2         10.0
     -------------------------------------------------------------------------------------------------
     COMMON STOCK INFORMATION
     Price range: High                                $   77.75    $   90.50    $   97.00    $   81.44
     Price range: Low                                 $   68.44    $   74.50    $   78.31    $   70.00
     Dividends per share                              $    .325    $    .325    $    .325    $    .325
     -------------------------------------------------------------------------------------------------

     *Assumes full conversion of outstanding preferred stock and exercise of options. The average share base for the fourth quarter 2000 excludes potentially dilutive common shares (convertible preferred stock and stock options). These shares are excluded due to their antidilutive effect resulting from the loss from continuing operations.

                                                   59 TEXTRON 2000 ANNUAL REPORT

     SELECTED FINANCIAL INFORMATION

     (Dollars in millions except where
     otherwise noted and per share amounts)            2000         1999         1998         1997         1996
     --------------------------------------------------------------------------------------------------------------
     REVENUES
     Aircraft                                     $   4,394    $   4,019    $   3,380    $   3,217    $   2,774
     Automotive                                       2,924        2,868        2,356        2,072        1,577
     Fastening Systems                                2,137        2,082        1,758        1,498        1,355
     Industrial Products                              2,944        2,422        2,013        1,738        1,654
     Finance                                            691          463          367          350          327
     --------------------------------------------------------------------------------------------------------------
     TOTAL REVENUES                               $  13,090    $  11,854    $   9,874    $   8,875    $   7,687
     ==============================================================================================================
     INCOME
     Aircraft                                     $     451    $     362    $     338    $     313    $     261
     Automotive                                         244          220          171          141          135
     Fastening Systems                                  182          190          186          167          148
     Industrial Products                                343          301          232          188          163
     Finance                                            190          128          113          108           96
     --------------------------------------------------------------------------------------------------------------
     TOTAL SEGMENT PROFIT                             1,410        1,201        1,040          917          803
     --------------------------------------------------------------------------------------------------------------
     Special charges, net                              (483)           1          (87)          --           --
     Gain on sale of division                            --           --           97           --           --
     --------------------------------------------------------------------------------------------------------------
     Total segment operating income                     927        1,202        1,050          917          803
     --------------------------------------------------------------------------------------------------------------
     Corporate expenses and other, net                 (164)        (143)        (141)        (152)        (125)
     Interest expense, net                             (152)         (29)        (146)        (117)        (138)
     Income taxes                                      (308)        (381)        (294)        (250)        (211)
     Distributions on preferred securities
       of manufacturing subsidiary trust,
       net of income taxes                              (26)         (26)         (26)         (26)         (23)
     --------------------------------------------------------------------------------------------------------------
     INCOME FROM CONTINUING OPERATIONS*           $     277    $     623    $     443    $     372    $     306
     ==============================================================================================================
     PER SHARE OF COMMON STOCK
     Income from continuing operations-basic*     $    1.92    $    4.14    $    2.74    $    2.25    $    1.82
     Income from continuing operations-diluted*   $    1.90    $    4.05    $    2.68    $    2.19    $    1.78
     Dividends declared                           $    1.30    $    1.30    $    1.14    $    1.00    $     .88
     Book value at year-end                       $   28.24    $   29.67    $   19.27    $   19.78    $   19.10
     Common stock price: High                     $   74.94    $   97.00    $   80.31    $   70.75    $   48.88
     Common stock price: Low                      $   41.44    $   68.44    $   52.06    $   45.00    $   34.56
     Common stock price: Year-end                 $   46.50    $   76.69    $   75.94    $   62.63    $   46.69
     Common shares outstanding (in thousands):
       Basic average                                143,923      150,389      161,254      164,830      167,453
       Diluted average**                            146,150      153,754      165,374      169,503      171,652
       Year-end                                     140,933      147,002      154,742      167,315      169,745
     ==============================================================================================================
     FINANCIAL POSITION
     Total assets                                 $  16,370    $  16,393    $  13,721    $  11,330    $  11,514
     Debt:
       Textron Manufacturing                      $   2,084    $   1,767    $   2,615    $   1,221    $   1,507
       Textron Finance                            $   4,667    $   4,551    $   2,829    $   2,365    $   2,441
     Preferred securities of subsidiary trusts:
       Textron Manufacturing                      $     484    $     483    $     483    $     483    $     483
       Textron Finance                            $      28    $      29    $      --    $      --    $      --
     Shareholders' equity                         $   3,994    $   4,377    $   2,997    $   3,228    $   3,183
     Textron Manufacturing debt to total capital         32%          27%          43%          25%          29%
     ==============================================================================================================
     INVESTMENT DATA
     Capital expenditures                         $     527    $     532    $     475    $     374    $     312
     Depreciation                                 $     382    $     349    $     292    $     254    $     213
     Research and development                     $     721    $     670    $     613    $     602    $     576
     ==============================================================================================================
     OTHER DATA
     Number of employees at year-end                 71,000       68,000       64,000       56,000       49,000
     Number of common
       shareholders at year-end                      21,000       22,000       23,000       24,000       25,000
     ==============================================================================================================

     (Dollars in millions except where
     otherwise noted and per share amounts)               1995         1994         1993         1992
     ------------------------------------------------------------------------------------------------
     REVENUES
     Aircraft                                        $   2,532    $   2,309    $   2,124    $   1,609
     Automotive                                          1,475        1,466        1,125          732
     Fastening Systems                                     797          635          440          420
     Industrial Products                                 1,777        2,392        2,719        2,944
     Finance                                               311          277          259          258
     ------------------------------------------------------------------------------------------------
     TOTAL REVENUES                                  $   6,892    $   7,079    $   6,667    $   5,963
     ================================================================================================
     INCOME
     Aircraft                                        $     237    $     194    $     172    $     128
     Automotive                                            123          124           81           59
     Fastening Systems                                     101           86           45           40
     Industrial Products                                   161          170          200          254
     Finance                                                88           83           74           62
     ------------------------------------------------------------------------------------------------
     TOTAL SEGMENT PROFIT                                  710          657          572          543
     ------------------------------------------------------------------------------------------------
     Special charges, net                                   --           --           --           --
     Gain on sale of division                               --           --           --           --
     ------------------------------------------------------------------------------------------------
     Total segment operating income                        710          657          572          543
     ------------------------------------------------------------------------------------------------
     Corporate expenses and other, net                    (128)        (101)        (109)         (89)
     Interest expense, net                                (169)        (181)        (208)        (230)
     Income taxes                                         (165)        (160)         (87)         (87)
     Distributions on preferred securities
       of manufacturing subsidiary trust,
       net of income taxes                                  --           --           --           --
     ------------------------------------------------------------------------------------------------
     INCOME FROM CONTINUING OPERATIONS*              $     248    $     215    $     168    $     137
     ================================================================================================
     PER SHARE OF COMMON STOCK
     Income from continuing operations-basic*        $    1.45    $    1.21    $     .95    $     .78
     Income from continuing operations-diluted*      $    1.43    $    1.19    $     .94    $     .77
     Dividends declared                              $     .78    $     .70    $     .62    $     .56
     Book value at year-end                          $   19.96    $   16.72    $   15.59    $   14.05
     Common stock price: High                        $   38.69    $   30.31    $   29.44    $   22.38
     Common stock price: Low                         $   24.31    $   23.25    $   20.19    $   16.88
     Common stock price: Year-end                    $   33.75    $   25.19    $   29.13    $   22.38
     Common shares outstanding (in thousands):
       Basic average                                   169,848      176,474      176,071      173,334
       Diluted average**                               173,252      180,208      179,713      177,087
       Year-end                                        173,340      174,616      180,509      178,366
     ================================================================================================
     FINANCIAL POSITION
     Total assets                                    $  11,207    $  10,374    $  10,462    $  10,009
     Debt:
       Textron Manufacturing                         $   1,774    $   1,582    $   2,025    $   2,283
       Textron Finance                               $   2,277    $   2,162    $   2,037    $   1,873
     Preferred securities of subsidiary trusts:
       Textron Manufacturing                         $      --    $      --    $      --    $      --
       Textron Finance                               $      --    $      --    $      --    $      --
     Shareholders' equity                            $   3,412    $   2,882    $   2,780    $   2,488
     Textron Manufacturing debt to total capital            34%          35%          42%          48%
     ================================================================================================
     INVESTMENT DATA
     Capital expenditures                            $     258    $     274    $     227    $     199
     Depreciation                                    $     188    $     201    $     196    $     188
     Research and development                        $     656    $     611    $     514    $     430
     ================================================================================================
     OTHER DATA
     Number of employees at year-end                    46,000       43,000       46,000       44,000
     Number of common
       shareholders at year-end                         26,000       27,000       28,000       30,000
     ================================================================================================

     * Before cumulative effect of change in accounting principles in 2000 and 1992.

    ** Assumes full conversion of outstanding preferred stock and exercise of stock options.

TEXTRON 2000 ANNUAL REPORT 60