Form 10-K405, Exhibit 13
period 2001-12-29
TEXTRON INC
filed 2002-03-14
CIK 217346

                                                                      EXHIBIT 13



                     FINANCIAL TABLE OF CONTENTS

                     18     BUSINESS SEGMENT DATA

                     19     MANAGEMENT'S DISCUSSION AND ANALYSIS

                     33     REPORT OF MANAGEMENT, REPORT OF INDEPENDENT AUDITORS

                     34     CONSOLIDATED FINANCIAL STATEMENTS

                     39     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     60     QUARTERLY DATA

                     61     SELECTED FINANCIAL INFORMATION

                     62     TEXTRON LEADERSHIP

                     64     TEXTRON BUSINESS DIRECTORY

                     66     SHAREHOLDER INFORMATION


BUSINESS SEGMENT DATA

                                                                                                                   SEGMENT
                                                REVENUES                      SEGMENT PROFIT*                   PROFIT MARGINS
                                    ------------------------------------------------------------------------------------------------
(In millions)                         2001        2000        1999       2001       2000       1999        2001      2000      1999
------------------------------------------------------------------------------------------------------------------------------------
Aircraft                            $  4,664    $  4,394    $  4,019   $    311   $    451   $    362       6.7%     10.3%      9.0%
Automotive                             2,601       2,924       2,868        158        244        220       6.1       8.3       7.7
Fastening Systems                      1,679       1,996       2,059         46        175        188       2.7       8.8       9.1
Industrial Products                    2,668       3,085       2,445        120        350        303       4.5      11.3      12.4
Finance                                  709         691         463        193        190        128      27.2      27.5      27.6
------------------------------------------------------------------------------------------------------------------------------------
                                    $ 12,321    $ 13,090    $ 11,854        828      1,410      1,201       6.7%     10.8%     10.1%
====================================================================                                       =========================
Special charges, net***                                                    (437)      (483)         1
                                                                       ------------------------------
Segment operating income                                                    391        927      1,202
Gains on sale of divisions                                                  342         --         --
Corporate expenses and other, net                                          (152)      (164)      (143)
Interest expense, net                                                      (162)      (152)       (29)
-----------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes**                                                $    419   $    611   $  1,030
=====================================================================================================

* Segment profit represents a measurement used by Textron to evaluate operating performance. Segment profit for manufacturing segments does not include interest, certain corporate expenses, special charges and gains and losses from the disposition of significant business units. The measurement for the Finance segment includes interest income, interest expense and distributions on preferred securities of Finance subsidiary trust, and excludes special charges.

** Before distributions on preferred securities of manufacturing subsidiary trust.

*** Special charges, net includes goodwill, intangible asset and investment portfolio impairment write-downs and restructuring expenses. In 2001, special charges totaled $351 million in Industrial Products, $45 million in Fastening Systems, $17 million in Automotive, $5 million in Aircraft, $3 million in Finance and $16 million in Corporate. In 2000, special charges totaled $209 million in Industrial Products, $128 million in Fastening Systems, $29 million in Automotive and $117 million in Corporate.

                                  2001 REVENUES

                         [PIE CHART, PLOT POINTS BELOW]

FINANCE               $  709        6%
AIRCRAFT              $4,664       38%
AUTOMOTIVE            $2,601       21%
FASTENING SYSTEMS     $1,679       13%
INDUSTRIAL PRODUCTS   $2,668       22%

                               2001 SEGMENT PROFIT

                         [PIE CHART, PLOT POINTS BELOW]

FINANCE               $  193       23%
AIRCRAFT              $  311       38%
AUTOMOTIVE            $  158       19%
FASTENING SYSTEMS     $   46        6%
INDUSTRIAL PRODUCTS   $  120       14%


18  Textron Annual Report

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

REVENUES

[BAR GRAPH, PLOT POINTS BELOW]

99      $11,854      20 %
00      $13,090      10 %
01      $12,321      (6)%


EARNINGS PER SHARE*

[BAR GRAPH, PLOT POINTS BELOW]

99      $4.05        51 %
00      $1.90       (53)%
01      $1.16       (39)%

*  Income from continuing operations -- diluted


TEXTRON INC.
2001 vs. 2000

      - Revenues decreased to $12.3 billion in 2001 from $13.1 billion in 2000, primarily due to softening sales in most short-cycle businesses and pricing pressures, partially offset by higher aircraft sales. Net income was $166 million for 2001, down from $218 million in 2000. Diluted earnings per share from continuing operations were $1.16 in 2001 and $1.90 in 2000. During 2001, Textron recognized special charges of $437 million and gains of $342 million on the sale of two divisions. In 2000, Textron recognized $483 million in special charges and recorded a cumulative effect of a change in accounting principle of $59 million (net of tax) for the adoption of EITF consensus on Issue No. 99-5 "Accounting for Pre-Production Costs Related to Long Term Supply Arrangements."

      - Special charges of $437 million in 2001 included goodwill and intangible asset impairment write-downs of $319 million, restructuring expense of $81 million, write-downs for fixed asset impairments under the restructuring program of $28 million and e-business investment losses of $9 million.

      - Textron recorded $342 million for gains on the sale of two divisions in 2001. In December 2001, Textron recorded a gain of $339 million on the sale of its Automotive Trim business to Collins & Aikman Products Co., a subsidiary of Collins & Aikman Corporation. Under the terms of the sale, Textron received $625 million in cash along with other consideration as disclosed in Note 2 to the consolidated financial statements. In August 2001, Textron recorded a gain of $3 million on the sale of its Turbine Engine Components business.

      - At year-end 2001, Textron's reportable segments include Aircraft, Automotive, Fastening Systems, Industrial Products and Finance. During 2001 and 2000, management responsibility for certain divisions was reorganized as described in Note 1 to the consolidated financial statements. All prior period data has been appropriately reclassified. Subsequent to year-end 2001, management responsibility was reorganized to reflect the sale of the Automotive Trim business, and in 2002, Textron will report under the following new segments:
            Aircraft, Fastening Systems, Industrial Products, Industrial Components and Finance.

      - Segment profit of $828 million in 2001 decreased from $1.410 billion in 2000 due to lower sales volumes and pricing pressures at Automotive, Fastening Systems and Industrial Products; lower profit at Bell Helicopter due primarily to reduced profitability on certain military contracts and commercial helicopter programs; manufacturing inefficiencies resulting from reduced production at Fastening Systems and Industrial Products; and $34 million in additional costs related to restructuring included in cost of sales. These negative factors were partially offset by higher Citation business jet volume at Cessna Aircraft, the benefit of restructuring and other cost reduction activities and an increase in syndication and securitization income in the Finance segment.

      - Total segment margin decreased to 6.7% in 2001 from 10.8% in 2000 due primarily to lower margins across the manufacturing segments.

      - Corporate expenses and other, net decreased $12 million, due primarily to the impact of organizational changes made in 2000.

      - Net interest expense for Textron Manufacturing increased $10 million. Interest expense increased $4 million due to a higher level of average debt, primarily as a result of lower cash flow from operations during the first nine months of 2001, partially offset by the benefit of a lower interest rate environment. Interest income decreased $6 million due to the settlement of a note receivable in the fourth quarter 2000.

      - Income Taxes - the effective tax rate for 2001 was 54.2% primarily due to the impact of the gain on the sale of the Automotive Trim business in 2001 and the non-tax deductibility of goodwill written-off in 2001. Excluding the impact of these two items, the effective tax rate for 2001 was 35.0%. The effective tax rate for 2000 was also impacted by the non-tax deductibility of goodwill written-off during 2000. Excluding the impact of this goodwill write-off, the effective tax rate for 2000 was 35.5%. The decrease in the annual effective tax rate from 35.5% in 2000 to 35.0% in 2001, was due to the benefit of tax planning initiatives realized in 2001.


                                                       Textron Annual Report  19

      - At this time, there are no indications that the weakened economy has begun to recover. Textron anticipates the economy will remain sluggish at least for the first half of 2002. To strengthen operating efficiencies and better align its operations with current economic and market conditions in its manufacturing businesses, Textron expects to continue to incur restructuring charges from its previously announced program throughout 2002.

2000 vs. 1999

      - Revenues increased to $13.1 billion in 2000 from $11.9 billion in 1999. Income from continuing operations for 2000 was $277 million, down from $623 million in 1999. Diluted earnings per share from continuing operations were $1.90 and $4.05 for 2000 and 1999, respectively. Net income (including the cumulative effect of a change in accounting principle and special charges) in 2000 was $218 million or $1.49 per share compared to 1999 net income of $2.23 billion or $14.48 per share, which included a gain on the sale of Avco Financial Services (AFS) in January 1999.

      - Special charges of $483 million in 2000 include restructuring charges of $17 million, associated with the modernization and consolidation of manufacturing facilities in the Automotive and Industrial Products segments, $349 million for goodwill impairment and $117 million for the write-down of Textron's e-business investment portfolio.

      - Segment profit of $1.410 billion increased from $1.201 billion in 1999, as a result of continued improved financial results in Aircraft, Automotive, Industrial Products and Finance, and higher income related to retirement benefits, reflecting a higher expected return on plan assets and revised actuarial estimates.

      - Total segment margin increased to 10.8% in 2000 from 10.1% in 1999, due primarily to higher Aircraft and Automotive margins.

      - Effective January 2000, Textron implemented the EITF consensus on Issue No. 99-5 "Accounting for Pre-Production Costs Related to Long Term Supply Arrangements." As a result of this, in the first quarter 2000, Textron reported a cumulative effect of a change in accounting principle of $59 million (net of tax), or $0.41 per share related to the adoption of this consensus.

      - Textron completed the sale of AFS to Associates First Capital Corporation for $3.9 billion in cash in January 1999 and recorded an after-tax gain of $1.65 billion or $10.70 per share. Textron also recorded an extraordinary loss of $43 million (net of tax) or $0.27 per share on the early retirement of debt in 1999.

      - Corporate expenses and other, net increased $21 million due primarily to the impact of organizational changes and costs associated with strategic and e-business initiatives in 2000, partially offset by higher income related to retirement benefits.

      - Net interest expense for Textron Manufacturing increased $123 million. Interest expense increased $102 million due to a higher level of average debt as a result of acquisitions and share repurchases. Interest income for 2000 of $6 million was related to the settlement of a note receivable compared to income of $27 million realized in 1999 as a result of Textron's net investment position during the year.

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


20  Textron Annual Report

AIRCRAFT
Revenues

[BAR GRAPH, PLOT POINTS BELOW]

99      $4,019      19 %
00      $4,394       9 %
01      $4,664       6 %

Segment Profit

[BAR GRAPH, PLOT POINTS BELOW]

99      $  362       7 %
00      $  451      25 %
01      $  311     (31)%

AIRCRAFT
2001 vs. 2000

The Aircraft segment's revenues increased $270 million, while profit decreased $140 million.

      - Cessna Aircraft's revenues increased $229 million due to higher sales of Citation business jets and increased spare parts and service sales. This was partially offset by lower sales of used aircraft and Caravan and single engine piston models that have been adversely affected by the weakening economy. Profit increased $44 million as a result of the higher revenues and improved operating performance, partially offset by a write-down of used aircraft inventory to reflect lower prices in the current market, lower re-sale prices for trade-in aircraft, higher engineering expense for planned program spending related to the Sovereign business jet and the reduced volume of Caravan and single engine piston models.

      - Bell Helicopter's revenues increased $41 million primarily due to higher revenue on the V-22 tiltrotor aircraft contract ($54 million) and other sales to the U.S. Government ($25 million) and higher sales of commercial spares ($21 million), partially offset by lower foreign military sales ($74 million). Bell's profit decreased $184 million primarily due to reduced profitability expectations ($124 million) on certain development and production contracts including the Huey and Cobra upgrade contracts, the Model 412 and Model 427 commercial helicopters, and the V-22 Engineering Manufacturing and Development contract. The reduced profitability expectations were based on program reviews in the second half of 2001, and reflect the clarification of several matters including extended development schedules and planned design changes on a number of programs, as well as ongoing development efforts. Profit also decreased due to lower margins on commercial sales, lower income ($17 million in 2001 vs. $30 million in 2000) from a joint venture related to the BA609 program, lower foreign military sales and costs related to outsourcing the manufacture of certain parts. A favorable LIFO inventory reserve adjustment of $8 million from a reduction in LIFO inventories was offset by higher reserves related to receivables and product liability issues.

            In December 2000, the U.S. Marine Corps temporarily restricted the use of their V-22 tiltrotor aircraft pending an investigation by the Department of Defense of a mishap. In April 2001, a Blue Ribbon Panel appointed by the U.S. Secretary of Defense recommended specific changes to the software and hydraulic systems and issued its unanimous recommendation for the continuation of the program. On December 21, 2001, the Department of Defense signed an Acquisition Decision Memorandum that authorizes the V-22 program to proceed with continued low-rate production. The Memorandum requires additional flight testing to ensure that the V-22 can be deployed as a safe, reliable and operationally suitable aircraft. Management expects to finalize contracts in early 2002 for the next two lots which include twenty aircraft. Under the current schedule, Textron plans to return the V-22 to flight in April 2002 for completion of extensive flight testing before returning to operational use in the third quarter of 2003. Textron recognized revenue of $485 million in 2001 and $432 million in 2000 under the V-22 program. Under the current low-rate production level, revenue in 2002 is expected to be comparable to revenue in 2001.

2000 vs. 1999

The Aircraft segment's revenues and profit increased $375 million and $89 million, respectively.

      - Cessna Aircraft's revenues increased $342 million due to higher sales of Citation business jets and increased spare parts and service sales. Profit increased $69 million as a result of the higher revenues and improved operating performance, partially offset by higher engineering expense related to the Sovereign business jet.

      - Bell Helicopter's revenues increased $33 million as higher foreign military sales ($54 million), higher commercial spares sales ($21 million) and higher revenues on the V-22 tiltrotor aircraft contract ($41 million) were partially offset by lower sales of commercial and other military helicopters ($71 million). Bell's profit increased $20 million due to the higher revenues and higher income related to retirement benefits. This favorable impact was partially offset by the lower income ($30 million in 2000 vs. $37 million in 1999) from a joint venture related to the BA609 program. Product development expense for 2000 increased slightly as higher spending on the BA609 commercial tiltrotor aircraft (net of the benefit of the contribution from a new supplier for the fuselage) was offset by lower spending on other programs.


                                                       Textron Annual Report  21

AUTOMOTIVE
Revenues

[BAR GRAPH, PLOT POINTS BELOW]

99      $2,868      22 %
00      $2,924       2 %
01      $2,601     (11)%

Segment Profit

[BAR GRAPH, PLOT POINTS BELOW]

99      $  220      29 %
00      $  244      11 %
01      $  158     (35)%

AUTOMOTIVE
2001 vs. 2000

The Automotive segment's revenues and profit decreased $323 million and $86 million, respectively.

      - Trim revenues decreased $263 million primarily due to North American automotive original equipment manufacturer production decreases, customer price reductions and an unfavorable foreign exchange impact resulting from a weaker Brazilian Real, partially offset by the contribution from acquisitions. Profit decreased $84 million primarily due to the lower sales volume, customer price reductions and start-up costs on new programs, partially offset by the benefit of restructuring and other cost containment activities, and the settlement of outstanding customer claims.

      - Fuel Systems and Functional Components revenues decreased $60 million primarily as a result of the divestiture of non-core product lines in the fourth quarter of 2000 and the first half of 2001, customer price reductions and the unfavorable impact of foreign exchange, partially offset by higher sales volume. Strong European sales in the first half of 2001, coupled with the success of several customer platforms at Kautex, have mitigated the negative impact from reduced North American volumes. Profit decreased $2 million primarily due to customer price reductions, a $4 million gain in 2000 on the sale of two non-core product lines and the unfavorable impact of foreign exchange, partially offset by the benefit of cost reduction activities and a $7 million gain on the sale of a small product line in 2001.

2000 vs. 1999

The Automotive segment's revenues and profit increased $56 million and $24 million, respectively. These results were achieved despite North American automotive original equipment manufacturer production decreases in the fourth quarter 2000.

      - Trim revenues increased $46 million due to the contribution from acquisitions and major new program launches, partially offset by customer price reductions. Profit increased $13 million due to improved operating performance and the contribution from acquisitions, partially offset by higher petroleum-based resin prices, customer price reductions and higher engineering and design expense to support future programs.

      - Fuel Systems and Functional Components revenues increased $10 million as a result of higher sales volume at Kautex, partially offset by the negative impact of foreign exchange and customer price reductions. Profit increased $11 million due to improved operating performance at Kautex and a gain from the sale of two non-core product lines, partially offset by the unfavorable impact of foreign exchange, customer price reductions and higher petroleum-based resin prices.


FASTENING SYSTEMS
Revenues

[BAR GRAPH, PLOT POINTS BELOW]

99      $2,059      17 %
00      $1,996      (3)%
01      $1,679     (16)%

Segment Profit

[BAR GRAPH, PLOT POINTS BELOW]

99      $  188       1 %
00      $  175      (7)%
01      $   46     (74)%


FASTENING SYSTEMS
2001 vs. 2000

The Fastening Systems segment's revenues and profit decreased $317 million and $129 million, respectively. The revenue and profit decreases were primarily due to depressed market demand in most businesses, customer price reductions and the unfavorable impact of foreign exchange in its European operations, partially offset by the contribution from acquisitions. Profit decreased primarily due to the lower sales, customer price reductions, manufacturing inefficiencies primarily as a result of production decreases to reduce inventory levels and the impact of smaller production lot sizes, a $5 million loss on the divestiture of a non-core product line and a customer warranty issue, partially offset by the benefit of restructuring activities.


2000 vs. 1999

The Fastening Systems segment's revenues and profit decreased $63 million and $13 million, respectively. Revenues decreased due to the unfavorable impact of foreign exchange in its European operations, lower volume in the heavy truck industry and customer price reductions, partially offset by the contribution from acquisitions. Profit decreased as improved operating performance and the benefit from acquisitions were more than offset by the unfavorable impact of customer price reductions, foreign exchange and lower volume in the heavy truck industry. Textron recorded a $128 million goodwill impairment write-down related to this segment, as discussed in the "Special Charges, net" section.


22  Textron Annual Report

INDUSTRIAL PRODUCTS
Revenues

[BAR GRAPH, PLOT POINTS BELOW]

99      $2,445      21 %
00      $3,085      26 %
01      $2,668     (14)%

Segment Profit

[BAR GRAPH, PLOT POINTS BELOW]

99      $  303      31 %
00      $  350      16 %
01      $  120     (66)%


INDUSTRIAL PRODUCTS
2001 vs. 2000

The Industrial Products segment's revenues and profit decreased $417 million and $230 million, respectively. Revenues decreased primarily due to lower sales in most of the segment's businesses reflecting softening demand from the depressed economy, with the largest decreases occurring at OmniQuip, Golf, Turf and Specialty Products, and Fluid and Power and reduced sales due to the divestiture of Turbine Engine Components in the third quarter 2001 ($39 million), partially offset by the contribution from acquisitions. Profit decreased primarily due to the decline in sales volume, other decreases in profit at Golf, Turf and Specialty Products and OmniQuip, and the impact of the divestiture of Turbine Engine Components ($6 million) partially offset by the benefit of restructuring activities and a $5 million gain on the divestiture of a small product line. In addition to lower volumes, the decreases in profit at Golf, Turf and Specialty Products and OmniQuip were primarily caused by manufacturing inefficiencies resulting from reduced production which included the shut-down of certain facilities in an effort to reduce inventory levels, the impact of higher rebates at Golf, Turf and Specialty Products to stimulate retail sales, a write-down of used golf car and other inventories, and an increase in the reserve for receivables. During 2001, Textron recorded an impairment charge at OmniQuip of $317 million, including goodwill of $306 million and intangibles of $11 million, as discussed in the "Special Charges, net" section.

2000 vs. 1999

The Industrial Products segment's revenues and profit increased $640 million and $47 million, respectively. Revenues increased as a result of the contribution from acquisitions, primarily OmniQuip and InteSys Technologies. Profit increased primarily as a result of the contribution from acquisitions and higher income related to retirement benefits, partially offset by lower organic sales and unfavorable operating performance at OmniQuip and Turbine Engine Components. During the fourth quarter 2000, Textron recorded a write-down of Turbine Engine Components goodwill for $178 million, as discussed in the "Special Charges, net" section.


FINANCE
Revenues

[BAR GRAPH, PLOT POINTS BELOW]

99      $  463      26 %
00      $  691      49 %
01      $  709       3 %

Segment Profit

[BAR GRAPH, PLOT POINTS BELOW]

99      $  128      13 %
00      $  190      48 %
01      $  193       2 %


FINANCE
2001 vs. 2000

The Finance segment's revenues and profit increased $18 million and $3 million, respectively. Revenues increased primarily due to higher syndication and securitization income ($68 million in 2001 vs. $37 million in 2000), a $14 million gain from a leveraged lease prepayment, higher servicing fees and higher investment income, partially offset by a lower average yield reflecting the lower interest rate environment. Profit increased primarily due to higher revenue, partially offset by a higher provision for loan losses ($82 million in 2001 vs. $37 million in 2000) as a result of higher charge-offs and higher operating expenses primarily related to managed receivables.

2000 vs. 1999

The Finance segment's revenues and profit increased $228 million and $62 million, respectively. Revenues increased due to a higher level of average receivables ($5.8 billion in 2000 vs. $4.3 billion in 1999), reflecting a balance of both acquisitive and organic growth, a higher yield on receivables and higher syndication and securitization income ($37 million in 2000 vs. $14 million in 1999). Profit increased as the benefit of the higher revenues was partially offset by higher expenses related to managed receivables and a higher provision for loan losses.


                                                      Textron Annual Report   23

SPECIAL CHARGES, NET AND OTHER COSTS RELATED TO RESTRUCTURING
2001 vs. 2000

Textron recorded $437 million in special charges in 2001 in comparison to $483 million in 2000. Special charges in 2001 included $319 million in goodwill and intangible asset impairment write-downs, $81 million in restructuring expense, $28 million in fixed asset impairment write-downs, and $9 million in write-downs of e-business investments. In 2000, special charges included $349 million in goodwill impairment write-downs, $17 million in restructuring expense, and $117 million in an impairment charge related to e-business investments.

In the fourth quarter of 2000, Textron initiated its restructuring program to strengthen operating efficiencies and better align its operations with current economic and market conditions. Projects include reducing overhead and closing, consolidating and downsizing manufacturing facilities, reducing corporate and segment personnel, consolidating operations and exiting non-core product lines throughout Textron. The restructuring program costs and savings have been driven primarily from efforts within the Industrial Products and Fastening Systems segments. Under the restructuring program, Textron's workforce has been reduced by approximately 5,700 employees through December 29, 2001, including approximately 2,400 in Industrial Products, 1,600 in Fastening Systems, 900 in Automotive, 600 in Aircraft and 200 in Finance and Corporate. Excluding Textron Automotive Trim, total headcount reductions have been approximately 5,000. Through the consolidations, Textron is closing 59 facilities, including 30 manufacturing plants representing over 2.2 million square feet of manufacturing floor space. As of December 29, 2001, 44 facilities have been closed primarily in the Industrial Products and Fastening Systems segments.

In 2001, restructuring expenses of $81 million were incurred in Industrial Products ($27 million), Fastening Systems ($25 million), Automotive ($14 million), Aircraft ($5 million), Finance ($3 million) and Corporate ($7 million). In conjunction with the restructuring efforts, Textron recorded write-downs for fixed asset impairment of $28 million in Fastening Systems ($18 million), Industrial Products ($7 million) and Automotive ($3 million). In 2001, Textron also incurred $34 million in costs related to restructuring in Aircraft ($10 million), Industrial Products ($12 million), Fastening Systems ($8 million) and Automotive ($4 million), which have been included in segment profit.

Under the expanded restructuring program, Textron expects to incur total special charges and costs related to restructuring, excluding goodwill write-downs, of at least $325 million, of which $160 million has been expended at year-end 2001. The program includes an additional workforce reduction of approximately 2,300 and should be substantially completed by the end of 2002. Excluding Textron Automotive Trim, Textron expects a total reduction of approximately 7,300 employees, representing approximately 12% of Textron's global workforce since the restructuring was first announced. Restructuring savings, excluding projects at Textron Automotive Trim, were $124 million in 2001 and are expected to be at least $225 million in 2002 and $250 million in 2003.

During the third quarter of 2001, Textron performed a long-lived asset impairment review as a result of certain impairment indicators being identified. These key impairment indicators included OmniQuip's operating performance against plan despite restructuring efforts to improve operating efficiencies and streamline operations. Additionally, the strategic review process completed in August 2001 confirmed that the economic and market conditions combined with the saturation of light construction equipment handlers in the market had negatively impacted the projected operating results for the foreseeable future. The impairment calculation resulted in a third quarter impairment charge in the Industrial Products segment of $317 million, including goodwill of $306 million and other intangible assets of $11 million. OmniQuip has approximately $107 million in remaining long-lived assets which are deemed substantially recoverable.

Textron continues to address and execute strategic initiatives to enhance the overall profitability of OmniQuip. Through December 29, 2001, OmniQuip's workforce has been reduced by over 700 employees, along with the closure of five facilities including one plant.

2000 vs. 1999

Textron recorded $483 million in special charges, net in 2000 in comparison to a $1 million net gain in 1999. In 2000, special charges included $349 million in goodwill impairment write-downs, $17 million in restructuring expense, and $117 million in an impairment charge related to e-business investments. The restructuring expense of $17 million was associated with the modernization and consolidation of manufacturing facilities in the Automotive ($2 million) and Industrial Products ($15 million) segments.


24  Textron Annual Report

In conjunction with the initiation of the 2000 restructuring program and Textron's fourth quarter multi-year financial planning process, management identified certain indicators of potential impairment of long-lived assets including goodwill. As a result, Textron performed an impairment review which identified impaired goodwill of $194 million in Industrial Products, $128 million in Fastening Systems and $27 million in Automotive, resulting in an aggregate write-down of $349 million. The largest portions of the goodwill charge were at Turbine Engine Components ($178 million) and Flexalloy ($96 million).

During the end of 2000, the value of Textron's e-business investment portfolio had fallen substantially. Textron determined that this decline in value was other than temporary and recorded a pre-tax charge of $117 million to write-down the portfolio to the current fair value.

In 1999, Textron recorded special charges of $18 million related to restructuring activities. The charges included severance costs, asset impairments and other exit related costs associated with the cost reduction efforts and plant closures in the former Industrial segment, and headcount reductions in the Aircraft segment. These restructuring expenses were offset by a $19 million gain as a result of shares granted to Textron from Manulife Financial Corporation's initial public offering on their demutualization of Manufacturers Life Insurance Company.

CRITICAL ACCOUNTING POLICIES

Recently, the Securities and Exchange Commission (SEC) issued new advice regarding disclosure of critical accounting policies. In response to this advice, we have identified the accounting policies listed below that we believe are most critical to the portrayal of Textron's financial condition and results of operations, and that require management's most difficult, subjective and complex judgments in estimating the effect of inherent uncertainties. This section should be read in conjunction with Note 1 to the consolidated financial statements which includes other significant accounting policies.

RECEIVABLE AND INVENTORY RESERVES

We evaluate the collectibility of our commercial and finance receivables based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit scores), we record a specific reserve for bad debts for amounts we estimate to be potentially uncollectible. For homogenous loan pools and all other receivables, we recognize reserves for bad debts based on current delinquencies, historical loss experience, the value of underlying collateral and general economic conditions and trends.

In areas where we have significant collateralized finance receivables with large customers such as national rental companies, a single default could have a material impact on Textron if there is a significant decline in the market value of the collateral due to market saturation as a result of numerous companies trying to sell used equipment during an economic recession. We also have receivable and collateral concentrations in aircraft and other equipment that may require additional reserves if the market weakens and becomes saturated with used aircraft and equipment resulting in lower market values. While we believe our reserves are adequate, if economic circumstances change significantly resulting in higher expected defaults or there is an unexpected material adverse change in a major customer's ability to meet its financial obligations to us, our original estimates of the recoverability of amounts due us could be reduced by a significant amount requiring additional reserves.

LONG-TERM CONTRACTS

We recognize revenue and profit as work on certain government long-term engineering, development and production contracts progresses using the contract method of accounting, which relies on estimates of the total contract cost and revenue. Estimated contract cost and revenue are based on current contract specifications, expected engineering requirements and the achievement of contract milestones, including product deliveries. Since the financial reporting of these contracts depends on estimates, which are assessed periodically during the term of the contract, contract earning rates are subject to revisions as the contract progresses. Revisions in earnings estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional profit recognition, and unfavorable changes in estimates result in the reversal of previously recognized earnings. Any anticipated losses on contracts are charged to earnings when identified. Program earnings could be reduced by a material amount resulting in a charge to income if (a) total estimated contract costs are significantly higher than expected due to changes in customer specifications prior to contract amendment, (b) there is a change in engineering efforts required during the development stage of the contract, or (c) we are unable to meet contract milestones.


                                                       Textron Annual Report  25

GOODWILL AND OTHER INTANGIBLE ASSETS

Management periodically evaluates the recoverability of goodwill and other intangible assets whenever events or changes in circumstances, such as declines in sales, earnings or cash flows or material adverse changes in the business climate indicate that the carrying amount of an asset may not be recoverable. Textron's goodwill and other intangible assets are not considered impaired based on management's estimates of future cash flows applying the current accounting standards. The implementation of new accounting standards in this area during 2002 may result in an impairment charge in certain segments. Any impairment charge upon the implementation of these standards would be recorded as a cumulative effect of a change in accounting principle.

SECURITIZED TRANSACTIONS

Securitized transactions involve the sale of finance receivables to qualified special purpose trusts. While the assets sold are no longer on our balance sheet, our retained interests are included in other assets. Textron Finance retains servicing responsibilities and subordinated interests in the form of interest-only securities, subordinated certificates and cash reserve accounts. Textron continues to be exposed to the credit risk inherent in the securitized receivables because it has provided credit enhancement to the third party investors by its retained interests in the securitization trusts. We estimate the fair value of the retained interests based on the present value of future expected cash flows using our best estimates of credit losses, prepayment speeds, forward interest rate yield curves, and discount rates commensurate with the risks involved. These assumptions are reviewed each quarter, and the retained interests are written down when the carrying value exceeds the fair value and the decline is estimated to be other than temporary. Based on our sensitivity analysis, as discussed in Note 3 to the consolidated financial statements, a 20% adverse change in either the prepayment speed, expected credit losses or the residual cash flows discount rate would not result in a material charge to income.

PENSION BENEFITS

An important element in determining pension income is the expected return on plan assets. We have assumed that the expected long-term rate of return on plan assets will be 9.25%. Over the last ten years, our pension plan assets have earned just under 11%; therefore, we believe that our assumption of future returns is reasonable. The plan assets have earned a rate of return substantially less than 9% in the last two years. Should this trend continue, future pension income will decline.

At the end of each year, we determine the discount rate that reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. This rate should be in line with rates for high quality fixed income investments available for the period to maturity of the pension benefits, and changes as long term interest rates change. At year-end 2001, we determined this rate to be 7.25%. Changes in discount rates over the past three years have not materially affected pension income, and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred as allowed by SFAS No. 87.

OTHER POSTRETIREMENT BENEFITS

We use various actuarial assumptions including the discount rate and the expected trend in health care costs to estimate the costs and benefit obligations for our retiree health plan. The trend in health care costs is difficult to estimate and it has an important effect on postretirement liabilities. Postretirement benefit plan discount rates are the same as those used by Textron's defined benefit pension plan in accordance with the provisions of SFAS No. 106.

The 2001 health care cost trend rate, which is the weighted average annual projected rate of increase in the per capita cost of covered benefits, was 8%. This rate is assumed to decrease to 5.5% by 2005 and then remain at that level.


26  Textron Annual Report

LIQUIDITY & CAPITAL RESOURCES

The liquidity and capital resources of Textron's operations are best understood by separately considering its independent borrowing groups, Textron Manufacturing and Textron Finance. Textron Manufacturing consists of Textron Inc., the parent company, consolidated with the entities which operate in the Aircraft, Automotive, Fastening Systems and Industrial Products business segments, whose financial results are a reflection of the ability to manage and finance the development, production and delivery of tangible goods and services. Textron Finance consists of Textron's wholly-owned commercial finance subsidiary, Textron Financial Corporation, consolidated with its subsidiaries. The financial results of Textron Financial are a reflection of its ability to provide financial services in a competitive marketplace, at the appropriate pricing, while managing the associated financial risks. The fundamental differences between each borrowing group's activities result in different measures used by investors, rating agencies and analysts.

Textron Inc. provides a support agreement to Textron Finance that requires Textron Inc. to maintain 100% ownership of Textron Finance. The agreement also requires Textron Finance to maintain fixed charge coverage of 125% and consolidated shareholder's equity of no less than $200 million. Textron Finance's bank agreements prohibit the termination of the support agreement under any circumstances.

OPERATING CASH FLOWS

Textron's financial position continued to be strong at the end of 2001. During 2001, cash flows from operations was the primary source of funds for the operating needs, dividends and capital expenditures of Textron Manufacturing. The statements of cash flows for each borrowing group detailing the changes in cash balances are on pages 36-37. Textron Manufacturing's operating cash flow includes dividends received from Textron Finance of $51 million and $82 million during 2001 and 2000, respectively.

FINANCING

Textron Manufacturing's debt (net of cash) to total capital ratio was 28% at December 29, 2001 down slightly from 29% at December 30, 2000. We have established a financial target of a debt to capital ratio in the high 20% range. Consistent with the analytical methodology used by members of the financial community, leverage of the manufacturing operations excludes the debt of Textron Finance. In addition, the obligated mandatorily redeemable preferred securities are not treated as debt, but are included as capital for the purposes of calculating leverage pursuant to Textron's financial targets. In turn, Textron Finance evaluates its leverage by limiting borrowing so that its leverage will not exceed a ratio of debt to tangible equity of 7.5 to 1. As a result, surplus capital of Textron Finance will be returned to Textron, and additional capital required for growth will be infused or left in the business, assuming Textron Finance's returns are consistent with our standards.

Borrowings have historically been a secondary source of funds for Textron Manufacturing and, along with the collection of finance receivables, are a primary source of funds for Textron Finance. Both Textron Manufacturing and Textron Finance utilize a broad base of financial sources for their respective liquidity and capital needs. Our credit ratings are predominantly a function of our ability to generate operating cash flow and satisfy certain financial ratios. Since high-quality credit ratings provide us with access to a broad base of global investors at an attractive cost, we target a long-term A rating from the independent debt-rating agencies. Our credit ratings remain strong from Standard & Poor's (Textron Manufacturing: A Long-Term; A1 Short-Term and Textron
Finance: A Long-Term; A2 Short-Term). Our credit ratings for Textron Manufacturing and Textron Finance are also strong from Moody's Investors Service (A3 Long-Term; P2 Short-Term) and Fitch (A Long-Term; F1 Short-Term).

During the second half of 2001, both Textron Manufacturing's and Textron Finance's credit ratings were placed on Negative Outlook by all three rating agencies and were downgraded from an A-2 to an A-3 rating by Moody's Investors Service. The economic environment and its potential impact on the financial performance from the aerospace and financial services industries were listed as contributing factors. While the action of the rating agencies did cause our cost of capital to increase modestly, it did not cause us to lose access to capital. For example, Textron Manufacturing issued $300 million of seven-year term financing at 6.375% in November 2001, and both borrowing groups have continued to issue commercial paper to investors with the revised credit ratings. Although Textron Finance's borrowing spreads have increased as a result of the downgrades, Textron Finance has not experienced any change in its access to the commercial paper and securitization markets. Additional downgrades in Textron Finance's ratings could further increase its borrowing spreads or limit its access to the commercial paper, securitization and long-term debt markets.


                                                      Textron Annual Report   27

SHORT-TERM FINANCING

For liquidity purposes, we maintain sufficient unused lines of credit to support all of our outstanding commercial paper. During 2001, Textron Manufacturing increased its primary committed credit facilities by $600 million to $1.6 billion. Of these primary facilities, $600 million expires in 2002 and $1.0 billion expires in 2003. At December 29, 2001, these facilities remain undrawn, and only $96 million has been reserved as support for commercial paper. Textron Manufacturing's credit facilities contain material adverse change (MAC) clauses at every borrowing along with certain financial covenants. MAC clauses allow financial institutions to withhold future financing if there is a significant change in the business, operations, properties, assets or condition of Textron or any of its subsidiaries, which has a material adverse impact on Textron. There were no material adverse changes during 2001 and we are in compliance with the financial covenants. We expect to renegotiate and extend the maturity of these facilities in the first half of 2002.

Textron Finance has bank line of credit agreements of $1.5 billion, of which $500 million will expire in 2002 and $1.0 billion will expire in 2006. None of these lines of credit were used at December 29, 2001, and the amount not reserved as support for commercial paper totaled $875 million. These facilities contain certain financial covenants that Textron Finance needs to comply with to maintain its ability to borrow under the facilities, but do not include MAC clauses. Textron Finance was in full compliance with these covenants at year-end 2001. We expect to negotiate and extend the maturity of the $500 million facility by the end of the second quarter of 2002.

Textron Manufacturing received approximately $582 million in after-tax proceeds from the sale of the Automotive Trim business, along with other consideration as described in Note 2 to the consolidated financial statements. Approximately $510 million of these proceeds was invested with Textron Finance as a temporary investment under a short-term revolving note agreement. On January 24, 2002, Textron Finance paid off its obligation and terminated this agreement with Textron Manufacturing. The proceeds from the sale will ultimately be deployed to pay for share repurchases and debt retirement.

Textron Finance utilizes the asset securitization market to manage credit exposures and diversify funding sources. During 2001, Textron Finance received proceeds from securitizations of $625 million of floorplan finance receivables (on a revolving basis), $309 million of aircraft finance receivables, $198 million of captive golf and turf finance receivables, $90 million of franchise finance receivables, $56 million of land finance receivables and $19 million of resort receivables. These securitizations provided Textron Finance with an alternate source of financing while maintaining desired debt-to-capital ratios. Textron Finance used the proceeds from the securitizations to retire commercial paper. We anticipate that we will enter into additional securitization transactions in 2002.

LONG-TERM FINANCING

At December 29, 2001, Textron Manufacturing had $1.2 billion available under its existing shelf registration statement filed with the SEC. During 2001, Textron Manufacturing's Euro Medium-Term Note facility expired. It is anticipated that this facility will be reactivated early in 2002.

Under a shelf registration statement filed with the SEC, Textron Finance may issue public debt securities in one or more offerings up to a total maximum offering of $3.0 billion. At December 29, 2001, Textron Finance had $3.0 billion available under this facility. During 2001, Textron Finance issued $550 million of floating-rate notes and $300 million of fixed-rate notes that mature in 2003 and 2004, respectively. The proceeds from these issuances were used to refinance maturing commercial paper and long-term debt at par. Through a private issuance in 2001, Textron Finance also entered into a $50 million variable-rate note maturing in 2003.

OTHER ARRANGEMENTS

We participate in two joint ventures for the development of certain aircraft. Bell Helicopter has partnered with The Boeing Company in the development of the V-22 tiltrotor and with Agusta in the development of the BA609 and Agusta's AB139. These agreements enable us to share expertise and costs, and ultimately the profits, with our partners in these ventures. We have not guaranteed any debt obligations related to these ventures.

We do have certain other ventures where we have guaranteed an aggregate amount of approximately $85 million. Included in this amount, is our guarantee of one-half of CitationShare's debt and lease obligations up to a maximum of $70 million. At year-end 2001, Textron's portion of the outstanding debt and operating lease commitments covered by this guarantee totaled $25 million. See
Note 15 to the consolidated financial statements regarding our joint ventures.


28  Textron Annual Report

At year-end 2001, Textron Finance had unused commitments to fund new and existing customers under $1.3 billion and $599 million of committed and uncommitted, respectively, revolving lines of credit. Since many of the agreements will not be used to the extent committed or will expire unused, the total commitment amount does not necessarily represent future cash requirements.

Textron Finance has certain contracts that contemplate a capital commitment or the requirement to provide letters of credit should its credit rating drop below a middle to low BBB. The aggregate of the exposure is approximately $55 million.

Textron Manufacturing has entered into an equity forward contract in Textron stock. The contract is intended to hedge the earnings and cash volatility of compensation granted in Textron stock. The forward contract requires annual cash settlement between the counterparties. Settlement is calculated based upon a number of shares multiplied by the difference between the strike price and the actual Textron common stock price. Currently, Textron's forward contract is for approximately two million shares with a strike price of $48.20.

USES OF CAPITAL

Acquisitions by Textron Manufacturing are evaluated on an enterprise basis, so that the capital employed is equal to the price paid for the target company's equity plus any debt assumed. During the past three years, Textron acquired 29 companies, acquired the minority interest of two entities and entered into three joint ventures for an aggregate cost of $1.5 billion, including treasury stock issued for $32 million and $344 million of debt assumed.

Acquisitions of Textron Finance are evaluated on the basis of the amount of Textron Manufacturing capital that Textron would have to set aside so that the acquisition could be levered at a debt to tangible equity ratio with Textron Finance of 7.5 to 1. During the past three years, Textron Finance acquired five companies. The capital required for these acquisitions was $377 million. The actual cost of the acquisitions was $1.6 billion, including debt assumed of $547 million.

Capital spending in 2001 continued at a level consistent with 2000, increasing only slightly to $532 million. Combined capital spending for the past three years totaled $1.6 billion.

In 2001, Textron repurchased 738,000 shares of common stock under its Board authorized share repurchase program for a total cash payment of $47 million.

Textron's Board of Directors approved the annual dividend per common share of $1.30 in 2001. Dividend payments to shareholders in 2001 amounted to $184 million, a decrease of $5 million from 2000.

FINANCIAL RISK MANAGEMENT

INTEREST RATE RISKS

Textron's financial results are affected by changes in U.S. and foreign interest rates. As part of managing this risk, Textron enters into interest rate exchange agreements to convert certain variable-rate debt to long-term fixed-rate debt and vice versa. The overall objective of Textron's interest rate risk management is to achieve a prudent balance between floating- and fixed-rate debt. Textron's mix of floating- and fixed-rate debt is continuously monitored by management and is adjusted, as necessary, based on evaluation of internal and external factors. The difference between the rates Textron Manufacturing received and the rates it paid on interest rate exchange agreements did not significantly impact interest expense in 2001 or 2000.

Textron Finance's strategy of matching interest-sensitive assets with interest-sensitive liabilities limits its risk to changes in interest rates and includes entering into interest rate exchange agreements as part of this matching strategy. At year-end 2001, Textron Finance's interest-sensitive assets in excess of interest-sensitive liabilities were $410 million, net of $370 million of variable-rate interest rate exchange agreements on long-term debt and $97 million of variable-rate interest rate exchange agreements on finance receivables. Interest-sensitive assets in excess of interest-sensitive liabilities were $415 million at year-end 2000, net of $150 million of fixed-rate interest rate exchange agreements on long-term debt and $100 million of variable-rate interest rate exchange agreements on finance receivables. The change in net position does not reflect a change in management's match funding strategy. The net impact of these agreements was immaterial in 2001, 2000 and 1999.

FOREIGN EXCHANGE RISKS

Textron's financial results are affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which products are manufactured and/or sold. Textron Manufacturing's primary currency exposures are the European Common Currency (Euro) and the British Pound.


                                                        Textron Annual Report 29

Textron Manufacturing manages its exposures to foreign currency assets and earnings primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. During 2001, Textron Manufacturing primarily used actual foreign currency borrowings for these purposes.

In addition, as part of managing its foreign currency transaction exposures, Textron enters into foreign currency forward exchange and option contracts. These contracts are generally used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the functional currency. The notional amount of outstanding foreign exchange contracts, foreign currency options and currency swaps was approximately $605 million at year-end 2001 and $840 million at year-end 2000.

QUANTITATIVE RISK MEASURES

Textron utilizes a sensitivity analysis to quantify the market risk inherent in its financial instruments. Financial instruments held by Textron that are subject to market risk (interest rate risk, foreign exchange rate risk and equity price risk) include finance receivables (excluding lease receivables), debt (excluding lease obligations), interest rate exchange agreements, foreign exchange contracts, marketable equity securities and marketable security price forward contracts.

Presented below is a sensitivity analysis of the fair value of Textron's financial instruments entered into for purposes other than trading at year-end. The following table illustrates the hypothetical change in the fair value of the financial instruments at year-end assuming a 10% decrease in interest rates, a 10% strengthening in exchange rates against the U.S. dollar and a 10% decrease in the quoted market prices of applicable marketable equity securities. The estimated fair value of the financial instruments was determined by discounted cash flow analysis and by independent investment bankers. This sensitivity analysis is most likely not indicative of actual results in the future.

                                                   2001                                   2000
                                   ----------------------------------------------------------------------------
                                                            HYPOTHETICAL                           Hypothetical
                                   CARRYING        FAIR        CHANGE      Carrying       Fair        Change
(In millions)                        VALUE        VALUE    IN FAIR VALUE    Value        Value    in Fair Value
---------------------------------------------------------------------------------------------------------------
INTEREST RATE RISK
Textron Manufacturing:
  Debt                              $(1,934)     $(1,972)     $   (29)     $(2,061)     $(2,105)     $   (31)
  Interest rate swaps                    --           --           --           --            8            9
Textron Finance:
  Finance receivables                 4,795        4,884            4        4,767        4,840           31
  Interest rate swaps
   - receivables                         (8)          (8)           1           --            6            5
  Debt                               (4,188)      (4,208)         (36)      (4,667)      (4,688)         (33)
  Interest rate swaps - debt              3            3            1           --          (17)         (10)
FOREIGN EXCHANGE RATE RISK
Textron Manufacturing:
  Debt                                 (661)        (655)         (66)      (1,101)      (1,113)        (111)
  Foreign exchange contracts             (7)          (7)         (26)           3            3           22
Textron Finance:
  Debt                                  (32)         (32)          (3)         (32)         (32)          (5)
EQUITY PRICE RISK
Textron Manufacturing:
  Available for sale securities          90           90           (9)          16           16           (2)
  Marketable security price
   forward contracts                    (11)         (11)          (8)         (26)         (26)          (8)
---------------------------------------------------------------------------------------------------------------


30  Textron Annual Report

OTHER MATTERS

ENVIRONMENTAL

As with other industrial enterprises engaged in similar businesses, Textron is involved in a number of remedial actions under various federal and state laws and regulations relating to the environment which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which their hazardous wastes or materials were disposed or released. Expenditures to evaluate and remediate contaminated sites approximated $14 million, $11 million and $16 million in 2001, 2000 and 1999, respectively. Textron currently projects that expenditures for remediation will range between $8 million and $15 million for each of the years 2002 and 2003.

Textron's accrued estimated environmental liabilities are based on assumptions which are subject to a number of factors and uncertainties. Circumstances which can affect the accruals' reliability and precision include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation, and the time period over which remediation may occur. Textron believes that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on Textron's financial position or results of operation. Textron estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years.

BACKLOG

Textron's commercial backlog was $6.5 billion and $8.5 billion at the end of 2001 and 2000, respectively, and U.S. Government backlog was $1.0 billion at the end of 2001 and $1.4 billion at the end of 2000. Backlog for the Aircraft segment was approximately 85% and 84% of Textron's commercial backlog at the end of 2001 and 2000, respectively, and 68% and 74% of Textron's U.S. Government backlog at the end of 2001 and 2000, respectively.

FOREIGN MILITARY SALES

Certain Textron products are sold through the Department of Defense's Foreign Military Sales Program. In addition, Textron sells directly to select foreign military organizations. Sales under these programs totaled approximately 1.2% of Textron's consolidated revenue in 2001 (0.4% in the case of foreign military sales and 0.8% in the case of direct sales) and 1.7% in 2000 (1.0% and 0.7%, respectively). Such sales include military and commercial helicopters, armored vehicles, turrets, and spare parts and in 2001, were made primarily to the countries of Taiwan (32%), El Salvador (21%), Colombia (13%), Botswana (4%), Pakistan (4%), Saudi Arabia (4%), Canada (3%) and Germany (3%). All sales are made in full compliance with all applicable laws and in accordance with Textron's code of conduct.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill, along with intangible assets deemed to have indefinite lives, will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Also, business combinations initiated after June 30, 2001 must be accounted for using the purchase method of accounting.

Textron will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement, excluding Automotive Trim, would have resulted in an increase in net income of $81 million in 2001. During 2002, Textron will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of December 30, 2001 and has not yet determined what the effect of these tests will be on Textron's results of operations and financial position.


                                                       Textron Annual Report  31

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations will be measured similar to other long-lived assets classified as held for sale at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity when operations and cash flows can be clearly distinguished. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. At this time, adoption of this Statement is not expected to have a material effect on Textron's results of operations or financial position.



Forward-looking Information: Certain statements in this release and other oral and written statements made by Textron from time to time, are forward-looking statements, including those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (a) the extent to which Textron is able to achieve savings from its restructuring plans (b) changes in worldwide economic and political conditions that impact interest and foreign exchange rates, (c) the occurrence of work stoppages and strikes at key facilities of Textron or Textron's customers or suppliers, (d) government funding and program approvals affecting products being developed or sold under government programs, (e) cost and delivery performance under various program and development contracts, (f) successful implementation of supply chain and other cost-reduction programs, (g) the timing of certifications of new aircraft products, (h) the occurrence of further downturns in customer markets to which Textron products are sold or supplied, (i) Textron's ability to offset, through cost reductions, raw material price increases and pricing pressure brought by original equipment manufacturer customers and (j) Textron Financial's ability to maintain credit quality and control costs.


32  Textron Annual Report

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

                           We conduct our business in accordance with the standards outlined in the Textron Business Conduct Guidelines which is communicated to all employees. Honesty, integrity and high ethical standards are the core values of how we conduct business. Every Textron division prepares and carries out an annual Compliance Plan to ensure these values and standards are maintained. Our internal control structure is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and that transactions are properly executed and recorded. The internal control structure includes, among other things, established policies and procedures, an internal audit function, and the selection and training of qualified personnel. Textron's financial managers are responsible for implementing effective internal control systems and monitoring their effectiveness, as well as developing and executing an annual internal control plan.

                           The Audit Committee of our Board of Directors, on behalf of the shareholders, oversees management's financial reporting responsibilities. The Audit Committee, comprised of six directors who are not officers or employees of Textron, meets regularly with the independent auditors, management and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the independent auditors and the internal auditors have free and full access to senior management and the Audit Committee.



                           /s/Lewis B. Campell            /s/Ted R. French
                           LEWIS B. CAMPBELL              TED R. FRENCH
                           Chairman, President and        Executive Vice
                           Chief Executive Officer        President and Chief
                           January 24, 2002               Financial Officer


REPORT OF INDEPENDENT      TO THE BOARD OF DIRECTORS AND SHAREHOLDERS TEXTRON
AUDITORS                   INC.
                           We have audited the accompanying consolidated balance sheets of Textron Inc. as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of Textron's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Inc. at December 29, 2001 and December 30, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

                           As discussed in Note 6 to the consolidated financial statements, in 2000 Textron changed its method of accounting for pre-production costs in accordance with Emerging Issues Task Force No. 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements."

                           /s/Ernst and Yound LLP
                           Boston, Massachusetts
                           January 24, 2002


                                                        Textron Annual Report 33

                        CONSOLIDATED STATEMENTS OF INCOME

For each of the years in the three-year period ended December 29, 2001

(In millions except per share amounts)                                               2001         2000        1999
----------------------------------------------------------------------------------------------------------------------
REVENUES
Manufacturing revenues                                                             $ 11,612     $ 12,399     $ 11,391
Finance revenues                                                                        709          691          463
----------------------------------------------------------------------------------------------------------------------
   Total revenues                                                                    12,321       13,090       11,854
----------------------------------------------------------------------------------------------------------------------
COSTS, EXPENSES AND OTHER
Cost of sales                                                                         9,760       10,028        9,242
Selling and administrative                                                            1,532        1,445        1,318
Interest, net                                                                           433          486          233
Provision for losses on finance receivables                                              82           37           32
Special charges, net                                                                    437          483           (1)
Gains on sale of divisions                                                             (342)          --           --
----------------------------------------------------------------------------------------------------------------------
   Total costs, expenses and other                                                   11,902       12,479       10,824
----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and
   distributions on preferred securities of subsidiary trusts                           419          611        1,030
Income taxes                                                                           (227)        (308)        (381)
Distributions on preferred securities of subsidiary trusts, net of income taxes         (26)         (26)         (26)
----------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                       166          277          623
Gain on disposal of discontinued operations, net of income taxes                         --           --        1,646
----------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss and cumulative effect of change
   in accounting principle                                                              166          277        2,269
Extraordinary loss from debt retirement, net of income taxes                             --           --          (43)
Cumulative effect of change in accounting principle, net of income taxes                 --          (59)          --
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                         $    166     $    218     $  2,226
======================================================================================================================
PER COMMON SHARE:
   BASIC:
     INCOME FROM CONTINUING OPERATIONS                                             $   1.17     $   1.92     $   4.14
     Discontinued operations, net of income taxes                                        --           --        10.94
     Extraordinary loss from debt retirement, net of income taxes                        --           --         (.28)
     Cumulative effect of change in accounting principle, net of income taxes            --         (.41)          --
----------------------------------------------------------------------------------------------------------------------
   NET INCOME                                                                      $   1.17     $   1.51     $  14.80
======================================================================================================================
   DILUTED:
     INCOME FROM CONTINUING OPERATIONS                                             $   1.16     $   1.90     $   4.05
     Discontinued operations, net of income taxes                                        --           --        10.70
     Extraordinary loss from debt retirement, net of income taxes                        --           --         (.27)
     Cumulative effect of change in accounting principle, net of income taxes            --         (.41)          --
----------------------------------------------------------------------------------------------------------------------
   NET INCOME                                                                      $   1.16     $   1.49     $  14.48
======================================================================================================================

See notes to the consolidated financial statements.

34 Textron Annual Report

                  CONSOLIDATED BALANCE SHEETS

As of December 29, 2001 and December 30, 2000

(Dollars in millions)                                                                             2001         2000
--------------------------------------------------------------------------------------------------------------------
ASSETS
TEXTRON MANUFACTURING
Cash and cash equivalents                                                                     $    241     $    282
Commercial and U.S. Government receivables (less allowance
   for doubtful accounts of $54 in 2001 and $58 in 2000)                                         1,149        1,318
Inventories                                                                                      1,727        1,871
Due from Textron Finance                                                                           510           --
Other current assets                                                                               390          443
--------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                                          4,017        3,914
--------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                               2,044        2,568
Intangibles, net                                                                                 1,965        2,340
Other assets                                                                                     1,562        1,417
--------------------------------------------------------------------------------------------------------------------
   TOTAL TEXTRON MANUFACTURING ASSETS                                                            9,588       10,239
--------------------------------------------------------------------------------------------------------------------
TEXTRON FINANCE
Cash                                                                                                19            7
Finance receivables, net                                                                         5,492        5,473
Other assets (including net intangibles of $204 in 2001 and $217 in 2000)                          953          651
--------------------------------------------------------------------------------------------------------------------
   TOTAL TEXTRON FINANCE ASSETS                                                                  6,464        6,131
--------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                               $ 16,052     $ 16,370
====================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
TEXTRON MANUFACTURING
Current portion of long-term debt and short-term debt                                         $    673     $    615
Accounts payable                                                                                   994        1,200
Income taxes payable                                                                                24           77
Other accrued liabilities                                                                        1,384        1,371
--------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                                     3,075        3,263
--------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefits other than pensions                                                623          715
Other liabilities                                                                                1,219        1,224
Long-term debt                                                                                   1,261        1,469
--------------------------------------------------------------------------------------------------------------------
   TOTAL TEXTRON MANUFACTURING LIABILITIES                                                       6,178        6,671
--------------------------------------------------------------------------------------------------------------------
TEXTRON FINANCE
Other liabilities                                                                                  372          211
Deferred income taxes                                                                              357          315
Due to Textron Manufacturing                                                                       510           --
Debt                                                                                             4,188        4,667
--------------------------------------------------------------------------------------------------------------------
   TOTAL TEXTRON FINANCE LIABILITIES                                                             5,427        5,193
--------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                                                            11,605       11,864
--------------------------------------------------------------------------------------------------------------------
TEXTRON FINANCE - OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF FINANCE
   SUBSIDIARY HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES                                         28           28
--------------------------------------------------------------------------------------------------------------------
TEXTRON - OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST
   HOLDING SOLELY TEXTRON JUNIOR SUBORDINATED DEBT SECURITIES                                      485          484
--------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock:
   Preferred stock:
     $2.08 Cumulative Convertible Preferred Stock, Series A (liquidation value $11)                  5            5
     $1.40 Convertible Preferred Dividend Stock, Series B (preferred only as to dividends)           6            7
   Common stock (196,337,000 and 195,394,000 shares issued and 141,251,000
     and 140,933,000 outstanding)                                                                   25           24
Capital surplus                                                                                  1,064        1,026
Retained earnings                                                                                5,829        5,848
Accumulated other comprehensive loss                                                              (223)        (172)
--------------------------------------------------------------------------------------------------------------------
                                                                                                 6,706        6,738
   Less cost of treasury shares                                                                  2,772        2,744
--------------------------------------------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                                                                    3,934        3,994
====================================================================================================================
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                 $ 16,052     $ 16,370
====================================================================================================================

See notes to the consolidated financial statements.

                                                        Textron Annual Report 35

              STATEMENTS OF CASH FLOWS

For each of the years in the three-year period ended December 29, 2001

                                                                             CONSOLIDATED
                                                                      -----------------------------
(In millions)                                                         2001      2000         1999
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations                                 $   166     $   277     $   623
Adjustments to reconcile income from continuing
   operations to net cash provided by operating activities:
     Earnings of Textron Finance greater than distributions            --          --          --
     Depreciation                                                     400         382         349
     Amortization                                                     114         112          91
     Provision for losses on finance receivables                       82          37          32
     Gains on sale of divisions                                      (342)         --          --
     Special charges, net                                             437         483          (1)
     Gains on securitizations                                         (43)        (22)         --
     Deferred income taxes                                             96           9          63
     Changes in assets and liabilities excluding those
       related to acquisitions and divestitures:
         Commercial and U.S. Government receivables                  (102)         69          34
         Inventories                                                  103           5          13
         Other assets                                                 (72)       (206)       (144)
         Accounts payable                                             166         (95)        149
         Other accrued liabilities                                    (27)        (43)        (85)
     Other - net                                                        5          15          (8)
---------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                        983       1,023       1,116
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Finance receivables:
   Originated or purchased                                         (7,527)     (7,032)     (4,920)
   Repaid                                                           5,750       5,233       3,783
   Proceeds on receivables sales and securitization sales           2,019       1,556         307
Cash used in acquisitions                                            (596)        (85)     (1,574)
Net proceeds from dispositions                                        608          (9)      2,950
Capital expenditures                                                 (532)       (527)       (532)
Due (from) to Textron (Finance) Manufacturing                          --          --          --
Net decrease (increase) in investment securities                        8        (134)         --
Other investing activities - net                                      (50)         76          29
---------------------------------------------------------------------------------------------------
     NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES                (320)       (922)         43
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in short-term debt                                          (608)       (450)     (1,131)
Proceeds from issuance of long-term debt                            1,480       2,005       3,195
Principal payments and retirements on long-term debt               (1,360)     (1,048)     (2,174)
Proceeds from exercise of stock options                                27          14          50
Purchases of Textron common stock                                     (47)       (353)       (751)
Dividends paid                                                       (184)       (189)       (192)
Dividends paid to Textron Manufacturing                                --          --          --
Capital contributions to Textron Finance                               --          --          --
---------------------------------------------------------------------------------------------------
     NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                (692)        (21)     (1,003)
---------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                  (29)         80         156
Cash and cash equivalents at beginning of year                        289         209          53
---------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $   260     $   289     $   209
===================================================================================================
SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest                            $   421     $   479     $   239
Cash paid during the year for income taxes (includes $2 and $9 in 2001 and 2000, respectively, for AFS disposal and
   $28 million in 2001 related to the Automotive Trim sale)       $   126     $   327     $ 1,167
===================================================================================================



-------------

*"Textron Manufacturing" income from continuing operations includes income of Textron Inc., the parent company, consolidated with the entities which operate in the Aircraft, Automotive, Fastening Systems and Industrial Products business segments and the pretax income from "Textron Finance." Textron Finance consists of Textron's wholly-owned commercial finance subsidiary, Textron Financial Corporation consolidated with its subsidiaries. All significant transactions between Textron Manufacturing and Textron Finance have been eliminated from the "Consolidated" column. The principles of consolidation are described in Note 1 to the consolidated financial statements.

See notes to the consolidated financial statements.

36 Textron Annual Report

       TEXTRON MANUFACTURING*                       TEXTRON FINANCE*
--------------------------------------------------------------------------------
     2001     2000        1999                  2001        2000       1999
--------------------------------------------------------------------------------

$   166     $   277     $   623              $   121     $   118     $    79


    (70)        (36)        (43)                  --          --          --
    381         365         337                   19          17          12
     92          97          84                   22          15           7
     --          --          --                   82          37          32
   (342)         --          --                   --          --          --
    437         483          (1)                  --          --          --
     --          --          --                  (43)        (22)         --
     50          (9)         68                   46          16          (5)


   (102)         69          34                   --          --          --
    103           5          13                   --          --          --
    (86)       (215)       (143)                  14           9          (1)
    126         (82)        147                   40         (13)          2
    (44)        (33)       (113)                  17         (10)         28
     31          21           1                  (26)         (2)         (9)
--------------------------------------------------------------------------------
    742         942       1,007                  292         165         145
--------------------------------------------------------------------------------


     --          --          --               (7,614)     (7,032)     (4,920)
     --          --          --                5,750       5,233       3,783
     --          --          --                2,019       1,556         307
   (209)        (85)       (859)                (387)         --        (715)
    695          (9)      2,945                   --          --           5
   (514)       (513)       (521)                 (18)        (14)        (11)
   (510)         --          --                  510          --          --
      8        (134)         --                   --          --          --
     85          80          55                 (135)         (5)        (26)
--------------------------------------------------------------------------------
   (445)       (661)      1,620                  125        (262)     (1,577)
--------------------------------------------------------------------------------

   (330)        (77)     (1,045)                (278)       (373)        (86)
    307         516         799                1,173       1,488       2,396
    (62)        (97)       (974)              (1,298)       (951)     (1,200)
     27          14          50                   --          --          --
    (47)       (353)       (751)                  --          --          --
   (184)       (189)       (192)                  --          --          --
     --          --          --                  (51)        (82)        (36)
    (49)         (5)       (353)                  49           5         353
--------------------------------------------------------------------------------
   (338)       (191)     (2,466)                (405)         87       1,427
--------------------------------------------------------------------------------
    (41)         90         161                   12         (10)         (5)
    282         192          31                    7          17          22
--------------------------------------------------------------------------------
$   241     $   282     $   192              $    19     $     7     $    17
================================================================================

$   156     $   154     $    57              $   282     $   325     $   182


$   111     $   249     $ 1,132              $    15     $    78     $    35
================================================================================

                                                        Textron Annual Report 37

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For each of the years in the three-year period ended December 29, 2001

                                                                       SHARES OUTSTANDING*                      DOLLARS
                                                                         (In thousands)                      (In millions)
                                                                     ----------------------------------------------------------
                                                                     2001      2000      1999            2001     2000    1999
-------------------------------------------------------------------------------------------------------------------------------
$2.08 PREFERRED STOCK
Beginning balance                                                     143       159       178             $5        $5       $6
Conversion to common stock                                            (10)      (16)      (19)             -        -       (1)
-------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                        133       143       159              $5       $5      $5
===============================================================================================================================
$1.40 PREFERRED STOCK
Beginning balance                                                      67        74        86              $7       $7      $7
Conversion to common stock                                             (5)       (7)      (12)             (1)      -       -
-------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                         62        67        74              $6       $7      $7
===============================================================================================================================
COMMON STOCK
Beginning balance                                                 140,933   147,002   154,742             $24      $24     $24
Purchases                                                            (738)   (6,627)   (9,779)             -        -       -
Exercise of stock options                                             882       430     1,428              -        -       -
Conversion of preferred stock to common stock                          60        97       129               1       -       -
Other issuances of common stock                                       114        31       482              -        -       -
-------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                    141,251   140,933   147,002             $25      $24     $24
===============================================================================================================================
CAPITAL SURPLUS
Beginning balance                                                                                      $1,026   $1,009    $931
Conversion of preferred stock to common stock                                                              -         1       1
Exercise of stock options and other issuances                                                              38       16      77
-------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                                         $1,064   $1,026  $1,009
===============================================================================================================================
RETAINED EARNINGS
Beginning balance                                                                                      $5,848   $5,817  $3,786
Net income                                                                                                166      218   2,226
Dividends declared:
   Preferred stock                                                                                         -        -       (1)
   Common stock (per share: $1.30)                                                                       (185)    (187)   (194)
-------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                                         $5,829   $5,848  $5,817
===============================================================================================================================
TREASURY STOCK
Beginning balance                                                                                      $2,744   $2,387  $1,661
Purchases of common stock                                                                                  34      358     748
Issuance of common stock                                                                                   (6)      (1)    (22)
-------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                                         $2,772   $2,744  $2,387
===============================================================================================================================
ACCUMULATED OTHER COMPREHENSIVE LOSS
Beginning balance                                                                                       $(172)    $(98)   $(96)
Currency translation adjustment                                                                           (20)     (74)      8
Deferred losses on hedge contracts                                                                        (32)      -       -
Unrealized gains (losses) on securities                                                                     1       -      (13)
Pension liability adjustment                                                                               -        -        3
-------------------------------------------------------------------------------------------------------------------------------
Other comprehensive loss                                                                                  (51)     (74)     (2)
-------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                                          $(223)   $(172)   $(98)
===============================================================================================================================
COMPREHENSIVE INCOME
Net income                                                                                               $166     $218  $2,226
Other comprehensive loss                                                                                  (51)     (74)     (2)
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                     $115     $144  $2,224
===============================================================================================================================


---------
*Shares issued at the end of 2001, 2000, 1999 and 1998, were as follows (in thousands): $2.08 Preferred - 202; 212; 228; and 247 shares, respectively; $1.40 Preferred - 549; 554; 561; and 573 shares, respectively; Common - 196,337; 195,394; 194,858; and 193,277 shares, respectively.

See notes to the consolidated financial statements.

38 Textron Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1.  SUMMARY OF             NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION
    SIGNIFICANT            Textron is a global, multi-industry company with
    ACCOUNTING             manufacturing and finance operations. Its principal
    POLICIES               markets (listed within segments in order of the
                           amount of 2001 revenues) and the major locations of such markets are as follows:

                           SEGMENT                 PRINCIPAL MARKETS                                          MAJOR LOCATIONS

                         ----------------------------------------------------------------------------------------------------------
                           AIRCRAFT                - Business jets                                            - North America
                                                   - Commercial and military helicopters                      - Western Europe
                                                   - General aviation                                         - South America
                                                   - Overnight express package carriers                       - Asia and Australia
                                                   - Commuter airlines, relief flights,
                                                     tourism and freight
                         ----------------------------------------------------------------------------------------------------------

                           AUTOMOTIVE              - Automotive original equipment manufacturers              - North America
                                                     and their suppliers                                      - Western Europe
                                                                                                              - South America
                         ----------------------------------------------------------------------------------------------------------

                           FASTENING               - Automotive                                               - North America
                           SYSTEMS                 - Industrial                                               - Western Europe
                                                   - Non-Auto Transportation                                  - Asia and Australia
                                                   - Aerospace                                                - South America
                                                   - Electronics
                                                   - Construction
                         ----------------------------------------------------------------------------------------------------------

                           INDUSTRIAL PRODUCTS     - Industrial components: commercial aerospace              - North America
                                                     and defense                                              - Western Europe
                                                   - Golf and turf-care products: golf courses, resort        - Asia and Australia
                                                     communities, and commercial and industrial users
                                                   - Fluid and power systems: original equipment
                                                     manufacturers, distributors and end-users of a wide
                                                     variety of products
                                                   - Light construction equipment: commercial customers,
                                                     national rental fleets and the U.S. Government
                         ----------------------------------------------------------------------------------------------------------

                           FINANCE                 - Commercial loans and leases                              - North America
                         ----------------------------------------------------------------------------------------------------------

                           The consolidated financial statements include the accounts of Textron and all of its majority- and wholly owned subsidiaries. Investments in which Textron does not have control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for under the equity method. Textron's share of net earnings and losses from these investments is included in the consolidated statement of income.

                           Textron's financings are conducted through two borrowing groups, Textron Finance and Textron Manufacturing. This framework is designed to enhance Textron's borrowing power by separating the Finance segment. Textron Finance consists of Textron Financial Corporation consolidated with its subsidiaries, which are the entities through which Textron operates its Finance segment. Textron Finance finances its operations by borrowing from its own group of external creditors. Certain intercompany transactions between borrowing groups have not been eliminated in the consolidated financial statements. See "Due to Textron Manufacturing" in Note 7 for further details. All other significant intercompany transactions are eliminated.

                           Textron Manufacturing is Textron Inc., the parent company, consolidated with the entities which operated in the Aircraft, Automotive, Fastening Systems and Industrial Products business segments during 2001. In 2001, management responsibility for a division previously reported in the Fastening Systems segment was transferred to the Industrial Products segment. Prior period data shown in the financial statements and related notes have been reclassified, as appropriate.

                           The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect these statements and accompanying notes. Some of the more significant estimates include inventory valuation, residual values of leased assets, allowance for credit losses on receivables, product liability, workers compensation, actuarial assumptions for the pension and postretirement plans, estimates of future cash flows associated with long-lived assets, environmental and warranty reserves and amounts reported under long-term contracts. Management's estimates are based on the facts and circumstances available at the time estimates are

                                                        Textron Annual Report 39
                           made, historical experience, risk of loss, general economic conditions and trends, and management's assessments of the probable future outcome of these matters. Actual results could differ from such estimates.

                           CASH AND CASH EQUIVALENTS
                           Cash and cash equivalents consist of cash and short-term, highly liquid securities with original maturities of ninety days or less.

                           REVENUE RECOGNITION
                           Revenue is generally recognized when products are delivered or services are performed. With respect to aircraft, delivery is upon completion of manufacturing, customer acceptance and the transfer of risk and rewards of ownership.

                           Revenue under fixed-price contracts are generally recorded as deliveries are made. Certain long-term fixed-price contracts provide for periodic delivery after a lengthy period of time over which significant costs are incurred or require a significant amount of development effort in relation to total contract volume. Revenues under those contracts and all cost-reimbursement-type contracts are recorded as costs are incurred. Revenues under the V-22 low-rate initial production contract with the U.S. Government are recorded as costs are incurred. Certain contracts are awarded with fixed-price incentive fees. Incentive fees are considered when estimating revenues and profit rates, and are recorded when these amounts are reasonably determined. Long-term contract profits are based on estimates of total sales value and costs at completion. Such estimates are reviewed and revised periodically throughout the contract life. Revisions to contract profits are recorded when the revisions to estimated sales value or costs are made. Estimated contract losses are recorded when identified.

                           Revenue from certain qualifying non-cancelable aircraft and other product lease contracts are accounted for as sales-type leases. The present value of all payments, net of executory costs, is recorded as revenue, and the related costs of the product are charged to cost of sales. Generally, this lease financing is through Textron Finance and the associated interest is recorded over the term of the lease agreement using the interest method. Lease financing transactions which do not qualify as sales-type leases are accounted for under the operating method wherein revenue is recorded as earned over the lease period.

                           Finance revenues include interest on finance receivables which is recognized in revenues using the interest method to provide a constant rate of return over the terms of the receivables. Finance revenues also include direct loan origination costs and fees received which are deferred and amortized over the contractual lives of the respective receivables using the interest method. Accrual of interest income is suspended for accounts which are contractually delinquent by more than three months, unless collection is not doubtful. In addition, detailed reviews of loans may result in earlier suspension if collection is doubtful. Accrual of interest is resumed when the loan becomes contractually current, and suspended interest income is recognized at that time.

                           ALLOWANCE FOR LOSSES ON FINANCE RECEIVABLES
                           Provisions for losses on finance receivables are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover losses in the existing receivable portfolio. Management evaluates the allowance by examining current delinquencies, the characteristics of the existing accounts, historical loss experience, the value of the underlying collateral and general economic conditions and trends.

                           Finance receivables are written-off when they are deemed to be uncollectible. Finance receivables are written down to the fair value (less estimated costs to sell) of the related collateral at the earlier of the date when the collateral is repossessed or when no payment has been received for six months, unless management deems the receivable collectible.

                           RECEIVABLE SECURITIZATIONS
                           Textron Finance sells or securitizes loans and leases and retains servicing responsibilities and subordinated interests, including interest-only securities, subordinated certificates and cash reserves, all of which are retained interests in the securitized receivables. These retained interests are subordinate to investors' interest. Gains or losses on sale of the finance receivables depend in part on the previous carrying amount of the finance receivables involved in the transfer, allocated between assets sold and retained interests based on their relative fair values at the date of transfer. Textron Finance estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions - credit losses, prepayment speeds, forward interest rate yield curves, and discount rates commensurate with the risks involved. Textron Finance reviews the fair value of the retained interests quarterly using

40 Textron Annual Report
                           updated assumptions and compares such amounts with the carrying value of the retained interests. When the carrying value exceeds the fair value of the retained interests and the decline is determined to be other than temporary, the retained interest is written down to fair value.

                           INVESTMENT SECURITIES
                           Investments in marketable securities and retained interests from securitizations are classified as available-for-sale and are recorded at their fair value as a component of other assets. Unrealized gains and losses on these securities, net of income taxes, are included in shareholders' equity as a component of accumulated other comprehensive loss
                           (OCL). If a decline in the fair value of a marketable security is judged to be other than temporary, the cost basis is written down to fair value with a charge to earnings. Non-marketable equity securities are accounted for under either the cost or equity method of accounting.

                           INVENTORIES
                           Inventories are carried at the lower of cost or market. The cost of approximately 60% of inventories is determined using the last-in, first-out method. The cost of remaining inventories, other than those related to certain long-term contracts, are generally valued by the first-in, first-out method. Costs for commercial helicopters are determined on an average cost basis by model considering the expended and estimated costs for the current production release.

                           PROPERTY, PLANT AND EQUIPMENT
                           Property, plant and equipment are recorded at cost and are depreciated primarily using the straight-line method. Land improvements and buildings are depreciated primarily over estimated lives ranging from 12 to 40 years, while machinery and equipment are depreciated primarily over 3 to 10 years. Expenditures for improvements that increase asset values and extend useful lives are capitalized. Expenditures for maintenance and repairs are expensed as incurred.

                           INTANGIBLE ASSETS
                           Intangible assets are primarily comprised of goodwill which is amortized using the straight-line method over the estimated period of benefit, ranging from 10 to 40 years. Accumulated amortization of goodwill totaled $654 million and $564 million in 2001 and 2000, respectively. Textron periodically evaluates the recoverability of intangible assets whenever events or changes in circumstances, such as declines in sales, earnings or cash flows or material adverse changes in the business climate indicate that the carrying amount of an asset may not be recoverable.

                           DERIVATIVE FINANCIAL INSTRUMENTS
                           As of December 31, 2000, Textron adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of comprehensive income (loss) depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. In accordance with SFAS No. 133, Textron recorded a cumulative transition adjustment to increase accumulated OCL by approximately $15 million, net of income taxes, to recognize the fair value of cash flow hedges as of the date of adoption. The cumulative effect of adoption was not material to the consolidated statement of income.

                           Textron is exposed to market risk, primarily from changes in interest rates, currency exchange rates and securities pricing. To manage the volatility relating to these exposures, Textron nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, Textron enters into various derivative transactions pursuant to Textron's policies in such areas as counterparty exposure and hedging practices. Designation is performed on a specific exposure basis to support hedge accounting. Changes in fair value of financial instruments qualifying as fair value hedges are recorded in income, offset in part or in whole by corresponding changes in the fair value of the underlying exposures being hedged. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in OCL net of deferred taxes. Textron has not incurred or recognized any gains or losses in earnings as the result of the ineffectiveness of or the exclusion from its assessment of hedge effectiveness of its fair value or cash flow hedges. Changes in fair value of derivatives not qualifying as hedges are reported in income. Textron does not hold or issue derivative financial instruments for trading or speculative purposes.

                           Prior to the adoption of SFAS No. 133, interest rate swaps were accounted for on the accrual basis with the differential to be paid or received recorded currently as an adjustment to interest expense. Premiums

                                                        Textron Annual Report 41
                           paid to terminate agreements designated as hedges were deferred and amortized to expense over the remaining term of the original life of the contract. If the underlying debt was then paid early, unamortized premiums were recognized as an adjustment to the gain or loss associated with the debt's extinguishment. For foreign currency forward contracts hedging firm sales and purchase commitments, gains and losses were included in the measurement of the underlying transactions when they occurred. Gains and losses from currency rate changes on hedges of foreign currency transactions were recorded currently in income.

                           Foreign currency denominated assets and liabilities are translated into U.S. dollars with the adjustments from the currency rate changes being recorded in the cumulative translation adjustment account in shareholders' equity until the related foreign entity is sold or substantially liquidated. Foreign currency financing transactions, including currency swaps, are used to effectively hedge long-term investments in foreign operations with the same corresponding currency. Foreign currency gains and losses on the hedge of the long-term investments are recorded in the cumulative translation adjustment account in accumulated OCL with the offset recorded as an adjustment to the non-U.S. dollar financing liability.

                           FAIR VALUES OF FINANCIAL INSTRUMENTS
                           Fair values of cash and cash equivalents, accounts receivable, accounts payable and variable-rate receivables and debt approximate cost. The estimated fair values of other financial instruments, including debt, equity and risk management instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis or independent investment bankers. The estimated fair value of nonperforming loans included in finance receivables are based on discounted cash flow analyses using risk-adjusted interest rates or the fair value of the related collateral. Because considerable judgment is required in interpreting market data, the estimates are not necessarily indicative of the amounts that could be realized in a current market.

                           STOCK-BASED COMPENSATION
                           Stock-based compensation awards to employees are accounted for using the intrinsic value method prescribed in APB 25, "Accounting for Stock Issued to Employees" and related interpretations.

                           PRODUCT AND ENVIRONMENTAL LIABILITIES
                           Product liability claims are accrued on the occurrence method based on insurance coverage and deductibles in effect at the date of the incident and management's assessment of the probability of loss when reasonably estimable.

                           Environmental liabilities are recorded based on the most probable cost, if known, or on the estimated minimum cost, determined on a site-by-site basis. Textron's environmental liabilities are undiscounted and do not take into consideration possible future insurance proceeds or significant amounts from claims against other third parties.

                           NEW ACCOUNTING PRONOUNCEMENTS
                           In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill, along with intangible assets deemed to have indefinite lives, will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Also, business combinations initiated after June 30, 2001 must be accounted for using the purchase method of accounting.

                           Textron will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement, excluding Automotive Trim, would have resulted in an increase in net income of $81 million. During 2002, Textron will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of December 30, 2001 and has not yet determined what the effect of these tests will be on Textron's results of operations and financial position.

                           In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations will be measured similar to other long-lived assets classified as held for sale at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity when operations and cash flows can be clearly distinguished. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. At this time, the adoption of this Statement is not expected to have a material effect on Textron's results of operations or financial position.

42 Textron Annual Report

2. ACQUISITIONS            ACQUISITIONS
   AND                     During 2001, Textron Manufacturing
   DISPOSITIONS            acquired four companies at a total cost of $209
                           million. Textron Manufacturing also made a $40 million capital contribution to Textron Finance in support of its acquisition of a $387 million loan portfolio. The largest of Textron Manufacturing's acquisitions was Tempo Research Corporation which expanded Textron's growing presence in the data-signal-voice test and installation equipment market in the Industrial Products segment.

                           During 2000, Textron Manufacturing acquired 11 companies and the minority interests of two entities and entered into one joint venture at a total cost of $121 million, including debt assumed of $36 million. One of the larger acquisitions was Advantage Molding and Decorating - a leading supplier of injection molded parts, tooling and pad-printed designs.

                           During 1999, Textron Manufacturing acquired 14 companies and entered into two joint ventures. The largest of these acquisitions were Flexalloy Inc. - a provider of vendor-managed inventory services for the North American fastener markets; OmniQuip International, Inc. - a manufacturer of light construction equipment, and InteSys Technologies Inc.
                           - a provider of plastics and metal engineered assemblies. The total cost of the acquisitions and investments in joint ventures was approximately $1.2 billion, including treasury stock issued for $32 million and debt assumed of $308 million. In addition, Textron Finance had acquisitions totaling $1.3 billion, including debt assumed of $547 million. The largest of these acquisitions were Litchfield Financial Corporation, a commercial finance company specializing in the vacation ownership timeshare industry and the aircraft and franchise finance divisions of GreenTree Financial Servicing Corporation. Capital contributions made by Textron Manufacturing to Textron Finance in support of these acquisitions were $337 million.

                           The purchase method of accounting has been used for all acquisitions during the past three years.

                           DISPOSITIONS
                           On December 20, 2001, Textron completed the sale of its Automotive Trim business to Collins & Aikman Products Company, a subsidiary of Collins & Aikman Corporation, for $668 million in cash, non-marketable preferred shares of Collins & Aikman valued at $147 million, 18 million shares of Collins & Aikman common stock valued at $90 million and a transfer of $60 million in indebtedness. In addition, Textron Automotive Trim entered into an $87 million lease agreement whereby equipment used by the Automotive Trim business was retained by Textron and leased back to the business through Textron Financial Corporation. Textron also retained a 50% interest in the Italian operating company, which Textron will have the right to sell to Collins & Aikman for $23 million at a future date. Textron recognized a $339 million gain on the sale, and received after-tax proceeds of approximately $582 million, including the transfer of indebtedness. Textron intends to repurchase shares and reduce debt with these proceeds. The agreement also includes a provision that entitles Textron to an additional cash payment of up to $125 million to be calculated based on Collins & Aikman's operating results for the five-year period ending 2006.

                           In January 1999, Textron completed the sale of Avco Financial Services (AFS) to Associates First Capital Corporation for $3.9 billion in cash. Net after-tax proceeds were approximately $2.9 billion, resulting in an after-tax gain of $1.65 billion.




3. FINANCE                 FINANCE RECEIVABLES
   RECEIVABLES AND         Textron Finance provides financial services primarily
   SECURITIZATIONS         to the aircraft, golf, vacation interval resort,
                           dealer floorplan and middle market industries under a variety of financing vehicles with various contractual maturities.

                           Installment contracts and finance leases have initial terms ranging from one to 15 years, and are generally secured by the financed equipment. Floorplan and revolving receivables generally mature within one to three years. Floorplan receivables are generally secured by the inventory at the financed distributor, while revolving loans are secured by trade receivables, inventory, plant and equipment, and pools of vacation interval notes receivables and the underlying real property. Golf course mortgages have initial terms ranging from three to seven years with amortization periods from 15 to 25 years. Resort mortgages generally represent construction and inventory loans with terms up to 24 months. Golf course and resort mortgages are secured by real property and are generally limited to 75% or less of the property's appraised market value at loan origination. Leveraged leases are secured by the ownership of the leased equipment or real property and have initial terms up to 30 years.

                                                        Textron Annual Report 43

                           At the end of 2001 and 2000, Textron Finance had nonaccrual finance receivables, excluding receivables with recourse to the Manufacturing group, totaling $114 million and $102 million, respectively. Approximately $54 million and $76 million of these respective amounts were considered impaired, which excludes finance leases and homogeneous loan portfolios. The allowance for losses on finance receivables related to impaired loans was $11 million and $34 million at the end of 2001 and 2000, respectively. The average recorded investment in impaired loans during 2001 and 2000 was $51 million and $76 million, respectively.

                           The following table displays the contractual maturity of the finance receivables. It does not necessarily reflect future cash collections because of various factors including the repayment or refinancing of receivables prior to maturity. Cash collections from finance receivables, excluding finance charges and proceeds from receivable sales or securitizations, were $5.8 billion and $5.2 billion in 2001 and 2000, respectively. In the same periods, the ratio of cash collections (net of finance charges) to average net receivables, excluding floorplan receivables and revolving loans, was approximately 65% and 59%, respectively.

                                                                                                           FINANCE RECEIVABLES
                                                               CONTRACTUAL MATURITIES                          OUTSTANDING
                                                           -------------------------------------------------------------------
                           (In millions)                   2002      2003     2004      2005  Thereafter     2001        2000
                           ---------------------------------------------------------------------------------------------------
                           Installment contracts        $   359      $210     $181      $174      $1,123   $2,047      $1,985
                           Floorplan receivables            327        92        3        11          41      474         894
                           Revolving loans                  691       249       90       266         283    1,579       1,305
                           Finance leases                    42        37       44       126          70      319         361
                           Golf course and
                             resort mortgages               102        95      101       121         394      813         683
                           Leveraged leases                 (16)      (14)      27        18         389      404         361
                           ---------------------------------------------------------------------------------------------------
                                                         $1,505      $669     $446      $716      $2,300    5,636       5,589
                           ==============================================================================
                           Less allowance for
                           credit losses                                                                      144         116
                                                                                                           -------------------
                                                                                                           $5,492      $5,473
                           ===================================================================================================

                           The net investment in finance leases and leveraged leases were as follows:

                           (In millions)                                   2001         2000
                           ------------------------------------------------------------------
                           Finance and leveraged lease receivables       $   490     $   508
                           Estimated residual values on leased assets        589         589
                           ------------------------------------------------------------------
                                                                           1,079       1,097
                           Unearned income                                  (356)       (375)
                           ------------------------------------------------------------------
                           Investment in leases                              723         722
                           Deferred income taxes                            (258)       (265)
                           ------------------------------------------------------------------
                           Net investment in leases                      $   465     $   457
                           ==================================================================

                           The activity in the allowance for credit losses on finance receivables is as follows:

                           (In millions)                                                         2001        2000        1999
                           ---------------------------------------------------------------------------------------------------
                           Balance at the beginning of the year                                  $116        $113         $84
                           Provision for losses                                                    82          37          32
                           Charge-offs                                                            (82)        (45)        (28)
                           Recoveries                                                               8           7           5
                           Acquisitions and other                                                  20           4          20
                           ---------------------------------------------------------------------------------------------------
                           Balance at the end of the year                                        $144        $116        $113
                           ===================================================================================================

                           At year-end 2001, Textron Finance had unused commitments to fund new and existing customers under $1.3 billion and $599 million of committed and uncommitted, respectively, revolving lines of credit. Generally, interest rates on these commitments are not set until the loans are funded; therefore, Textron Finance is not exposed to interest rate changes.

                           Textron Finance manages finance receivables for a variety of investors, participants and third-party portfolio owners. The total managed finance receivable portfolio, including owned finance receivables, was $9.3 billion at year-end 2001, and $8.0 billion at year-end 2000.

                           Owned and securitized finance receivables are primarily diversified geographically across the United States, along with 12% held internationally. At December 29, 2001, Textron Finance's most significant collateral concentration was aircraft, which accounted for 23% of owned and securitized receivables. Textron Finance has industry concentrations in the golf and vacation interval industries, which accounted for 17% and 11%, respectively.

44 Textron Annual Report

TRANSACTIONS BETWEEN FINANCE AND MANUFACTURING GROUPS

A portion of Textron Finance's business involves financing retail purchases and leases for new and used aircraft and equipment manufactured by Textron Manufacturing's Aircraft and Industrial Products segments. In 2001, 2000 and 1999, Textron Finance paid Textron Manufacturing $1.3 billion, $1.4 billion, and $1.3 billion, respectively, for receivables and operating lease equipment. Operating agreements specify that Textron Finance generally has recourse to Textron Manufacturing for outstanding balances from these transactions. At year-end 2001 and 2000, the amounts guaranteed by Textron Manufacturing totaled $652 million and $903 million, respectively. Included in the finance receivables guaranteed by Textron Manufacturing are past due loans of $90 million at the end of 2001 ($105 million at year-end 2000) that meet the non-accrual criteria but are not classified as non-accrual by Textron Finance due to the guarantee. Textron Finance continues to recognize income on these loans. Concurrently, Textron Manufacturing is charged for their obligation to Textron Finance under the guarantee so that there are no net interest earnings for the loans on a consolidated basis. Textron Manufacturing has established reserves for losses related to these guarantees which are included in other current liabilities.

SECURITIZATIONS

Textron Finance securitized and sold (with servicing rights retained) $1.3 billion and $1.2 billion of finance receivables in 2001 and 2000, respectively. Gains from securitized trust sales were approximately $43 million and $22 million in 2001 and 2000, respectively, and proceeds were approximately $1.3 billion and $1.1 billion, respectively. At year-end 2001, $2.3 billion in securitized loans were outstanding with $69 million in past due loans. Textron Finance has securitized certain receivables generated by Textron Manufacturing for which it has retained full recourse to Textron Manufacturing.

Textron Finance retained subordinated interests in the trusts which are approximately 2% to 10% of the total trust. Servicing fees range from 30 to 150 basis points. During 2001, key economic assumptions used in measuring the retained interests at the date of each securitization included prepayment speeds ranging from 7.5% to 20%, weighted average lives ranging from 0.3 to 8.9 years, expected credit losses ranging from 0.2% to 1.5%, and residual cash flows discount rates ranging from 7.1% to 11%. At year-end 2001, key economic assumptions used in measuring these retained interests were as follows:

                                                       EQUIPMENT
                                                         LOANS                     LAND
                                          AIRCRAFT        AND      FRANCHISE       LOAN      FLOORPLAN
(Dollars in millions)                       LOANS       LEASES        LOANS     RECEIVABLES     LOANS
------------------------------------------------------------------------------------------------------
Carrying amount of retained
  interests in securitizations, net        $  67        $  41        $  37        $  20        $  68
Weighted-average life (in years)             3.6          1.8          8.0          8.9          0.3
Prepayment speed (annual rate)              21.0%         6.6%         8.0%        20.0%          --
Expected credit losses (annual rate)         0.2%         0.2%         0.3%         1.5%         1.0%
Residual cash flows discounted at            8.2%         7.0%         9.0%        11.0%         9.0%
------------------------------------------------------------------------------------------------------

Hypothetical adverse changes of 10% and 20% to either the prepayment speed, expected credit losses and residual cash flows discount rates assumptions would not have a material impact on the current fair value of the residual cash flows associated with the retained interests. These hypothetical sensitivities should be used with caution as the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in another that may magnify or counteract the sensitivities losses, such as increases in market interest rates may result in lower prepayments and increased credit losses.

4. INVENTORIES

                                                 DECEMBER 29,   December 30,
(In millions)                                        2001           2000
----------------------------------------------------------------------------
Finished goods                                     $  719         $  727
Work in process                                       856            930
Raw materials                                         377            454
----------------------------------------------------------------------------
                                                    1,952          2,111
Less progress payments and customer deposits          225            240
----------------------------------------------------------------------------
                                                   $1,727         $1,871
============================================================================

Inventories aggregating $1.0 billion and $1.2 billion at year-end 2001 and 2000, respectively, were valued by the last-in, first-out (LIFO) method. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $188 million and $192 million higher at those respective dates. During the fourth quarter of 2001, certain inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs from prior years. The effect of the liquidation was


                                                        Textron Annual Report 45
to decrease the cost of sales by approximately $16 million and to increase net income by approximately $10 million. The remaining inventories, other than those related to certain long-term contracts, are valued primarily by the first-in, first-out method. Inventories related to long-term contracts, net of progress payments and customer deposits, were $105 million at year-end 2001 and $161 million at year-end 2000.

5. LONG-TERM CONTRACTS

Long-term contract receivables at year-end 2001 and 2000 totaled $264 million and $199 million, respectively. This includes $220 million and $135 million, respectively, of unbilled costs and accrued profits that had not yet met the contractual billing criteria. Long-term contract receivables do not include significant amounts (a) billed but unpaid due to contractual retainage provisions or (b) subject to collection uncertainty. During the second half of 2001, program reviews on certain long-term development and production contracts indicated reduced profitability expectations resulting in a $124 million charge to earnings. The reduced profitability expectations reflected the clarification of several matters including extended development schedules and planned design changes on a number of programs, as well as ongoing development efforts.

6. LONG-TERM ASSETS

Property, plant and equipment for Textron Manufacturing at year-end 2001 and 2000 consisted of the following:

                                 DECEMBER 29,  December 30,
(In millions)                        2001         2000
------------------------------------------------------------
Land and buildings                  $1,011       $1,166
Machinery and equipment              2,962        3,666
------------------------------------------------------------
                                     3,973        4,832
Less accumulated depreciation        1,929        2,264
------------------------------------------------------------
                                    $2,044       $2,568
============================================================

Prior to 2000, customer engineering and tooling project costs for which customer reimbursement was anticipated, were capitalized and classified in other assets. In 2000, Textron adopted the EITF consensus, Issue No. 99-5 "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." This consensus requires that all design and development costs for products sold under long-term supply arrangements be expensed unless there is a contractual guarantee that provides for specific required payments for these costs. Textron reported a cumulative effect of a change in accounting principle of $59 million, net of tax, related to the adoption of this consensus.

Pro forma income from continuing operations, net income and related diluted earnings per common share amounts as if the provisions of EITF No. 99-5 had been applied during the year ended 1999 were:

(In millions, except per share data)                      As Reported     Pro Forma
-----------------------------------------------------------------------------------
Income from continuing operations                         $     623       $     612
Income from continuing operations per diluted share       $    4.05       $    3.98
Net income                                                $   2,226       $   2,215
Net income per diluted share                              $   14.48       $   14.41

7. DEBT AND CREDIT FACILITIES

Debt at year-end 2001 and 2000 consisted of the following:

                                                                   DECEMBER 29,   December 30,
(In millions)                                                          2001          2000
----------------------------------------------------------------------------------------------
TEXTRON MANUFACTURING:
Short-term debt:

Borrowings under or supported by long-term credit facilities*       $   146        $   528
Current portion of long-term debt                                       527             87
----------------------------------------------------------------------------------------------
  Total short-term debt                                                 673            615
----------------------------------------------------------------------------------------------
Long-term senior debt:
Medium term notes due 2010-2011 (average rate - 9.85%)                   16             43
6.750% due 2002                                                         500            500
6.375% due 2004                                                         300            300
5.625% due 2005                                                         270            273
6.375% due 2008                                                         300             --
6.625% due 2020                                                         217            221
Other long-term debt (average rate - 6.77%)                             185            219
----------------------------------------------------------------------------------------------
                                                                      1,788          1,556
----------------------------------------------------------------------------------------------
Current portion of long-term debt                                      (527)           (87)
----------------------------------------------------------------------------------------------
  Total long-term debt                                                1,261          1,469
----------------------------------------------------------------------------------------------
  Total Textron Manufacturing debt                                  $ 1,934        $ 2,084
==============================================================================================

*The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 3.2%, 5.6% and 5.8% at year-end 2001, 2000 and 1999, respectively. Comparable rates during the years 2001, 2000 and 1999 were 4.3%, 5.7% and 4.9%, respectively.


46 Textron Annual Report

Textron Manufacturing maintains credit facilities with various banks for both short- and long-term borrowings. At year-end, Textron Manufacturing had (a) a $1.0 billion domestic credit agreement with 21 banks available on a revolving basis until April 2003, (b) a $600 million domestic credit agreement with five banks available through May 2002 and (c) $71 million in multi-currency agreements with two banks available through December 2002. At year-end 2001, $1.5 billion of the credit facilities was not used or reserved as support for commercial paper or bank borrowings.

                                                       DECEMBER 29,  December 30,
(In millions)                                              2001         2000
---------------------------------------------------------------------------------
TEXTRON FINANCE:
Borrowings under or supported by credit facilities*       $  688       $  966
6.84% average rate debt; due 2002 to 2004                  1,512        1,432
2.41% average rate variable notes; due 2002 to 2004        1,988        2,269
---------------------------------------------------------------------------------
Total Textron Finance debt                                $4,188       $4,667
=================================================================================

*The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 2.5%, 6.7% and 6.4% at year-end 2001, 2000 and 1999, respectively. Comparable rates during the years 2001, 2000 and 1999 were 4.2%, 6.4% and 5.4%, respectively.

Textron Finance has its primary lines of credit with various banks aggregating $1.5 billion at year-end 2001, of which $500 million will expire in 2002 and $1.0 billion will expire in 2006. Of these lines, $875 million was not used or reserved as support for commercial paper or bank borrowings. Lending agreements limit Textron Finance's net assets available for cash dividends and other payments to Textron Manufacturing to approximately $452 million of Textron Finance's net assets of $1,009 million at year-end 2001. Textron Finance's loan agreements also contain provisions regarding additional debt, creation of liens or guarantees and the making of investments.

The following table shows required payments during the next five years on debt outstanding at the end of 2001. The payment schedule excludes amounts that are payable under or supported by long-term credit facilities.

(In millions)                2002         2003         2004        2005       2006
----------------------------------------------------------------------------------
Textron Manufacturing       $  527       $   10       $  307       $273       $3
Textron Finance              1,580          983          938         --        --
----------------------------------------------------------------------------------
                            $2,107       $  993       $1,245       $273       $3
==================================================================================

Textron Manufacturing has agreed to cause Textron Finance to maintain certain minimum levels of financial performance. No payments from Textron Manufacturing were necessary in 2001, 2000 or 1999 for Textron Finance to meet these standards.

DUE TO TEXTRON MANUFACTURING

On December 20, 2001, Textron Manufacturing entered into a promissory demand note agreement with Textron Finance, whereby Textron Finance can borrow up to $600 million. At year-end 2001, the amount outstanding under this agreement is $510 million which has not been eliminated, and is included in total assets and total liabilities on the consolidated balance sheet. This note was repaid in January 2002.

EXTRAORDINARY LOSS FROM DEBT RETIREMENT

During 1999, Textron retired $553 million of long-term high-coupon debt and terminated $479 million of interest rate exchange agreements designated as hedges of the retired borrowings. As a result of this retirement, Textron recorded an after-tax loss in 1999 of $43 million, which has been reflected as an extraordinary item.

8. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

INTEREST RATE HEDGING

Textron Manufacturing's policy is to manage interest cost using a mix of fixed- and variable-rate debt. To manage this mix in a cost efficient manner, Textron Manufacturing will enter into interest rate swaps to agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The mark-to-market values of both the fair value hedge instruments and underlying debt obligations are recorded as equal and offsetting unrealized gains and losses in interest expense. At December 31, 2000, Textron Manufacturing had swaps with a fair value of $8 million designated as fair value hedges of underlying fixed-rate debt obligations which was recorded as a reduction of debt. In March 2001, Textron Manufacturing terminated all


                                                        Textron Annual Report 47
outstanding interest rate swaps and received a payment of $15 million which is being amortized into income over the remaining life of the original hedged debt. Textron Manufacturing had no outstanding interest rate swaps at year-end 2001.

Textron Finance entered into interest rate swap agreements to mitigate its exposure to interest rate changes by converting certain of its fixed-rate receivables and debt issues to floating rates. The agreements require Textron Finance to pay fixed-rate amounts in exchange for floating-rate amounts based on specified notional amounts. Textron Finance has designated these agreements fair value hedges. Textron Finance has also entered into interest rate swap, cap and floor agreements to mitigate its exposure on interest-only securities resulting from securitizations. The swap agreements require Textron Finance to make periodic variable payments in exchange for periodic fixed-rate receipts and vice versa based on specified notional amounts. The cap and floor agreements require the payment of variable-rate amounts based on specified notional amounts if interest rates exceed or fall below specified rates. These agreements are designated as cash flow hedges. For cash flow hedges during 2001, Textron Finance recorded a charge of $11 million, net of taxes, to accumulated OCL with no impact to the statement of income. For fair value hedges at December 29, 2001, Textron Finance had interest exchange agreements with a fair value liability of $6 million designated as fair value hedges of a fixed-rate receivable portfolio and debt. The fair value hedges are highly effective resulting in an immaterial net impact to earnings due to hedge ineffectiveness.

Interest rate swap agreements are summarized as follows:

                                           DECEMBER 29, 2001                          December 30, 2000
                          ------------------------------------------------------------------------------
                                                      WEIGHTED                                   Weighted
                                         WEIGHTED     AVERAGE                        Weighted    Average
                                         AVERAGE     REMAINING                       Average    Remaining
                              NOTIONAL   INTEREST      TERM          Notional        Interest     Term
(Dollars in millions)          AMOUNT      RATE      (IN YEARS)       Amount           Rate     (in Years)
--------------------------------------------------------------------------------------------------------
TEXTRON MANUFACTURING:
Variable-pay swaps                --         --          --           $415             6.91%       3.9

TEXTRON FINANCE:
Fixed-pay swaps - debt            --         --          --           $150             6.52%       2.0
Variable-pay swaps - debt       $370       1.88%        0.6             --               --         --
Variable-receive
  swaps - receivables           $ 97       8.14%       12.0           $100             8.14%      12.6
Basis swaps*                      --         --          --           $715             6.77%       0.8
Forward starting
  fixed-pay swaps                 --         --          --           $228             7.31%       7.6

*Amounts at December 30, 2000 require U.S. Prime Rate-based payments, as stated above, and LIBOR-based receipts of 6.77%.

In addition, Textron Finance utilizes interest rate agreements to protect against the interest rate risk associated with their retained interest in securitized assets. At year-end 2001 and 2000, Textron Finance had $675 million and $509 million, respectively, of such agreements outstanding. During 2001, Textron also entered into an interest rate agreement tied to the one-month LIBOR for $337 million that caps the weighted average rate at 6.35%. Textron had minimal exposure to loss from nonperformance by the counterparties to its interest rate swaps at the end of 2001, and does not anticipate nonperformance by counterparties in the periodic settlements of amounts due. Textron currently minimizes this potential for risk by entering into contracts exclusively with major, financially sound counterparties having no less than a long-term bond rating of "A," by continuously monitoring the counterparties' credit ratings and by limiting exposure with any one financial institution. The credit risk generally is limited to the amount by which the counterparties' contractual obligations exceed Textron's obligations to the counterparty.

CURRENCY RATE HEDGING

Textron manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The primary purpose of Textron's foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials, foreign currency sales of its products and other assets and liabilities created in the normal course of business. Textron primarily utilizes forward exchange contracts and purchased options with maturities of no more than 18 months that qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases and overhead expenses. The fair value of these instruments at December 29, 2001 was a $9 million liability. At year-end 2001, $7 million of after-tax loss was reported in accumulated OCL from qualifying cash flow hedges. This loss is generally


48 Textron Annual Report
expected to be reclassified to earnings in the next 12 months as the underlying transactions occur. Textron Manufacturing also enters into certain foreign currency derivative instruments that do not meet hedge accounting criteria, and are primarily intended to protect against exposure related to intercompany financing transactions and income from international operations. The fair value of these instruments at year-end 2001 and the net impact of the related gains and losses on selling and administrative expense was not material in 2001.

The table below summarizes, by major currency, Textron Manufacturing's forward exchange contracts in U.S. dollars. The buy and sell amounts represent the U.S. dollar equivalent of commitments to purchase and sell foreign currencies. The foreign currency amounts have been translated into a U.S. dollar equivalent using the exchange rate at the balance sheet date.

                                BUY CONTRACTS                  SELL CONTRACTS
                           ------------------------------------------------------
                           CONTRACT      UNREALIZED        CONTRACT    UNREALIZED
(In millions)               AMOUNT       GAIN/(LOSS)        AMOUNT    GAIN/(LOSS)
---------------------------------------------------------------------------------
DECEMBER 29, 2001
British Pound                $  7            $ --             $ --         $--
Canadian Dollar               217              (7)              23          --
Euro                           23              (3)              67          --
Other                         106              --              162          --
---------------------------------------------------------------------------------
  Total                      $353            $(10)            $252         $--
=================================================================================
December 30, 2000
British Pound                $208            $ (1)            $105         $--
Canadian Dollar               281              --               15          --
Euro                          116              --               51          --
Other                          26              --               38           1
---------------------------------------------------------------------------------
  Total                      $631            $ (1)            $209         $1
=================================================================================

NET INVESTMENT HEDGING

Textron hedges its net investment position in major currencies and generates foreign currency interest payments, that offset other transactional exposures in these currencies. To accomplish this, Textron borrows directly in foreign currency and designates a portion of foreign currency debt as a hedge of net investments. In addition, certain currency forwards are designated as hedges of Textron's related foreign net investments. Currency effects of these hedges which are reflected in the cumulative translation adjustment account within OCL, produced a $9 million after-tax gain during 2001, leaving an accumulated net balance of $36 million.

STOCK-BASED COMPENSATION HEDGING

Textron manages the expense related to stock-based compensation awards using cash settlement forward contracts on its common stock. The use of these forward contracts modifies Textron's compensation expense exposure to changes in the stock price with the intent to reduce potential variability. The fair value of these instruments at December 29, 2001 was a $11 million liability. Gains and losses on these instruments are recorded as an adjustment to compensation expense when the award is charged to expense. These contracts generated expense of $22 million and $69 million in 2001 and 2000, respectively, and income of approximately $5 million in 1999.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of Textron's financial instruments that are not reflected in the financial statements at fair value as a matter of accounting policy, are as follows:

                                             DECEMBER 29, 2001                        December 30, 2000
                                 -----------------------------          -------------------------------
                                                     ESTIMATED                              Estimated
                                 CARRYING              FAIR              Carrying               Fair
(In millions)                     VALUE                VALUE              Value                 Value
-------------------------------------------------------------------------------------------------------
TEXTRON MANUFACTURING:
Debt                              $(1,934)            $(1,972)            $(2,061)            $(2,105)
TEXTRON FINANCE:
Finance receivables                 4,795               4,884               4,767               4,840
Debt                               (4,188)             (4,208)             (4,667)             (4,688)
=======================================================================================================

                                                        Textron Annual Report 49

9. TEXTRON FINANCE - OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF FINANCE SUBSIDIARY HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES

Litchfield Financial Corporation (Litchfield, a subsidiary of Textron Financial Corporation) was acquired by Textron Financial Corporation during 1999. Prior to the acquisition, a trust sponsored and wholly owned by Litchfield issued Series A Preferred Securities to the public (for $26 million), the proceeds of which were invested by the trust in $26 million aggregate principal amount of Litchfield's newly issued 10% Series A Junior Subordinated Debentures (Series A Debentures), due 2029. The debentures are the sole asset of the trust. The preferred securities were recorded by Textron Financial Corporation at the fair value of $29 million as of the acquisition date. The amounts due to the trust under the subordinated debentures and the related income statement amounts have been eliminated in Textron's consolidated financial statements.

The preferred securities accrue and pay cash distributions quarterly at a rate of 10% per annum. The trust's obligation under the Series A Preferred Securities is fully and unconditionally guaranteed by Litchfield. The trust will redeem all of the outstanding Series A Preferred Securities when the Series A Debentures are paid at maturity on June 30, 2029, or otherwise become due. Litchfield will have the right to redeem 100% of the principal plus accrued and unpaid interest on or after June 30, 2004. As a result of its acquisition of Litchfield, Textron Financial Corporation has agreed to make payments to the holders of the Preferred Securities when due, to the extent not paid by or on behalf of the trust or subsidiary.

10. TEXTRON - OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY TEXTRON JUNIOR SUBORDINATED DEBT SECURITIES

In 1996, a trust sponsored and wholly owned by Textron issued preferred securities to the public (for $500 million) and shares of its common securities to Textron (for $15.5 million), the proceeds of which were invested by the trust in $515.5 million aggregate principal amount of Textron's newly issued 7.92% Junior Subordinated Deferrable Interest Debentures, due 2045. The debentures are the sole asset of the trust. The proceeds from the issuance of the debentures were used by Textron for the repayment of long-term borrowings and for general corporate purposes. The amounts due to the trust under the debentures and the related income statement amounts have been eliminated in Textron's consolidated financial statements.

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

11. SHAREHOLDERS' EQUITY

CAPITAL STOCK

Textron has authorization for 15,000,000 shares of preferred stock and 500,000,000 shares of 12.5 cent per share par value common stock. Each share of $2.08 Preferred Stock ($23.63 approximate stated value) is convertible into 4.4 shares of common stock and can be redeemed by Textron for $50 per share. Each share of $1.40 Preferred Dividend Stock ($11.82 approximate stated value) is convertible into 3.6 shares of common stock and can be redeemed by Textron for $45 per share.

PERFORMANCE SHARE UNITS AND STOCK OPTIONS

Textron's 1999 Long-Term Incentive Plan (the "1999 Plan") authorizes awards to key employees of Textron and its related companies in three forms: (a) options to purchase Textron shares; (b) performance share units and (c) restricted stock. In 2001, Textron's Board of Directors amended the 1999 Plan to revise the maximum number of share awards authorized as follows: (a) 12,200,000 options to purchase Textron shares; (b) 2,000,000 performance units and (c) 500,000 shares of restricted stock.

Pro forma information regarding net income and earnings per share has been determined using the fair value method. For the purpose of developing the pro forma information, the fair values of options granted after 1995 are estimated at the date of grant using the Black-Scholes option-pricing model. The estimated fair values are amortized to expense over the options' vesting period. Using this methodology, net income would have been reduced by $26 million or $0.18 per diluted share in 2001, $25 million or $0.17 per diluted share in 2000, and $9 million or $0.06 per diluted share in 1999.

The assumptions used to estimate the fair value of an option granted in 2001, 2000 and 1999, respectively, are approximately as follows: dividend yield of approximately 3%, 3% and 2%; expected volatility of 34%, 27% and 22%; risk-free interest rates of 4%, 5% and 6%, and weighted average expected lives of 3.5 years. Under these assumptions, the weighted-average fair value of an option to purchase one share granted in 2001, 2000 and 1999 was approximately $11, $10 and $15, respectively.


50 Textron Annual Report

At year-end 2001, 6,139,000 stock options were available for future grant under the 1999 Plan as amended. Stock option activity is summarized as follows:

                                                2001                     2000                    1999
                                            WEIGHTED                 Weighted                Weighted
                                             AVERAGE                  Average                 Average
                                            EXERCISE                 Exercise                Exercise
(Shares in thousands)          SHARES          PRICE      Shares        Price      Shares       Price
-----------------------------------------------------------------------------------------------------
Outstanding at
beginning of year              12,631         $52.32      8,822        $55.26       8,342      $47.23
Granted                           315         $50.93      4,618        $46.31       2,176      $73.75
Exercised                        (884)        $30.20       (440)       $30.67      (1,451)     $34.86
Canceled                       (1,086)        $58.01       (369)       $76.41        (245)     $67.06
-----------------------------------------------------------------------------------------------------
Outstanding at end of year     10,976         $53.50     12,631        $52.32       8,822      $55.26
-----------------------------------------------------------------------------------------------------
Exercisable at end of year      8,653         $55.33      7,012        $53.25       5,815      $45.60
=====================================================================================================


Stock options outstanding at year-end 2001 are summarized as follows:

                                                      WEIGHTED
                                                       AVERAGE      WEIGHTED                  WEIGHTED
                                                      REMAINING     AVERAGE                   AVERAGE
                                                     CONTRACTUAL    EXERCISE                  EXERCISE
(Shares in thousands)            OUTSTANDING       LIFE (IN YEARS)   PRICE    EXERCISABLE       PRICE
------------------------------------------------------------------------------------------------------
$17 - $37                              1,542              3.1        $29.61      1,507         $29.83
$38 - $63                              6,212              7.9        $48.75      3,935         $49.80
$64 - $94                              3,222              7.5        $73.94      3,211         $73.96

RESERVED SHARES OF COMMON STOCK

At year-end 2001, common stock reserved for the subsequent conversion of preferred stock and shares reserved for the exercise of stock options were 2,865,000 and 10,976,000, respectively.

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

INCOME PER COMMON SHARE

A reconciliation of income from continuing operations and basic to diluted share amounts is presented below.

                                                     2001                  2000                   1999
(Dollars in millions,                               AVERAGE               Average                Average
shares in thousands)                      INCOME    SHARES     Income     Shares       Income    Shares
---------------------------------------------------------------------------------------------------------
Income from continuing operations           $166                $277                    $623
Less: Preferred stock dividends               (1)                  -                      (1)
---------------------------------------------------------------------------------------------------------
BASIC
Available to common shareholders             165    141,050      277       143,923       622     150,389
Dilutive effect of convertible preferred
  stock and stock options                      1      1,887        -         2,227         1       3,365
DILUTED

Available to common shareholders
  and assumed conversions                   $166    142,937     $277       146,150      $623     153,754
---------------------------------------------------------------------------------------------------------

                                                        Textron Annual Report 51

ACCUMULATED OTHER COMPREHENSIVE LOSS (OCL)

The components of Textron's accumulated OCL is as follows:

                                                                  UNREALIZED                        DEFERRED
                                                CURRENCY            GAINS          PENSION          LOSSES
                                               TRANSLATION         (LOSSES)        LIABILITY         ON HEDGE        ACCUMULATED
(In millions)                                  ADJUSTMENT       ON SECURITIES      ADJUSTMENT       CONTRACTS            OCL
--------------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1999                         $(104)            $ 13             $(5)            $ --             $ (96)
Change, net of income taxes                          (71)              --               3               --               (68)
AFS disposal, net of income taxes                     79              (13)             --               --                66
--------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                           (96)              --              (2)              --               (98)
Change, net of income taxes                          (74)              --              --               --               (74)
Net unrealized losses*                                --              (59)             --               --               (59)
Reclassification adjustment*                          --               59              --               --                59
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 30, 2000                        (170)              --              (2)              --              (172)
Transition adjustment due to change
  in accounting for derivative
  instruments and hedging, net of taxes               --               --              --              (15)              (15)
Change, net of income taxes                          (31)               1              --              (17)              (47)
Automotive Trim disposal,
  net of income taxes                                 11               --              --               --                11
Net unrealized losses*                                --               (6)             --               --                (6)
Reclassification adjustment*                          --                6              --               --                 6
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 29, 2001                       $(190)            $  1             $(2)            $(32)            $(223)
================================================================================================================================

*Net of income tax benefit of $3 million and $31 million for 2001 and 2000, respectively.


12. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Textron has defined benefit and defined contribution pension plans that together cover substantially all employees. The costs of the defined contribution plans amounted to approximately $48 million in 2001, $51 million in 2000 and $40 million in 1999. Defined benefits under salaried plans are based on salary and years of service. Hourly plans generally provide benefits based on stated amounts for each year of service. Textron's funding policy is consistent with federal law and regulations. Pension plan assets consist principally of corporate and government bonds and common stocks. Textron offers health care and life insurance benefits for certain retired employees.

The following summarizes the change in the benefit obligation; the change in plan assets; the funded status; and reconciliation to the amount recognized in the balance sheet for the pension and postretirement benefit plans:

                                                                               POSTRETIREMENT BENEFITS
                                                        PENSION BENEFITS         OTHER THAN PENSIONS
---------------------------------------------------------------------------------------------------------
                                                DECEMBER 29,   December 30,   DECEMBER 29,   December 30,
(In millions)                                          2001           2000          2001          2000
---------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year              $3,941         $3,665          $612         $603
Service cost                                            109            101             6            6
Interest cost                                           282            265            49            45
Amendments                                               34            110           (14)          (5)
Net effect of acquisitions/dispositions                (220)             4           (65)          -
Plan participants' contributions                          4              4             5            5
Actuarial losses                                         28             80           113           27
Benefits paid                                          (258)          (249)          (70)         (68)
Foreign exchange rate changes                           (11)           (39)           (1)          -
Curtailments                                             (1)            -             (3)          (1)
---------------------------------------------------------------------------------------------------------
  Benefit obligation at end of year                  $3,908         $3,941          $632         $612
=========================================================================================================


52  Textron Annual Report

                                                                                                  POSTRETIREMENT BENEFITS
                                                              PENSION BENEFITS                      OTHER THAN PENSIONS
-----------------------------------------------------------------------------------------------------------------------------
                                                       DECEMBER 29,        December 30,        DECEMBER 29,      December 30,
(In millions)                                              2001                2000                2001              2000
-----------------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year            $ 5,170             $ 5,342             $  --             $  --
Actual return on plan assets                                 (218)                 77                --                --
Employer contributions                                         22                  41                --                --
Plan participants' contributions                                4                   4                --                --
Net effect of acquisitions/dispositions                      (229)                  3                --                --
Benefits paid                                                (258)               (249)               --                --
Foreign exchange rate changes                                 (11)                (48)               --                --
-----------------------------------------------------------------------------------------------------------------------------
  Fair value of plan assets at end of year                $ 4,480             $ 5,170             $  --             $  --
=============================================================================================================================
Funded status of the plan                                 $   572             $ 1,229             $(632)            $(612)
Unrecognized actuarial gain                                  (133)               (871)               26               (88)
Unrecognized prior service cost                               162                 154               (20)              (15)
Unrecognized transition net asset                             (23)                (43)               --                --
-----------------------------------------------------------------------------------------------------------------------------
  Net amount recognized in the balance sheet              $   578             $   469             $(626)            $(715)
=============================================================================================================================
Amounts recognized in the balance sheet
consists of:
  Prepaid benefit cost                                    $   745             $   621             $  --             $  --
  Accrued benefit liability                                  (171)               (156)             (626)             (715)
  Intangible asset                                              2                   2                --                --
  Accumulated OCL                                               2                   2                --                --
-----------------------------------------------------------------------------------------------------------------------------
  Net amount recognized in the balance sheet              $   578             $   469             $(626)            $(715)
=============================================================================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $248 million, $209 million and $42 million, respectively, as of year-end 2001, and $199 million, $161 million and $10 million, respectively, as of year-end 2000.

The following summarizes the net periodic benefit cost for the pension benefits and postretirement benefits plans:

                                                                                                    POSTRETIREMENT BENEFITS
                                                    PENSION BENEFITS                                  OTHER THAN PENSIONS
                                     -----------------------------------------------------------------------------------------------
                                     DECEMBER 29,     December 30,       January 2,        DECEMBER 29,   December 30,    January 2,
(In millions)                           2001             2000              2000               2001            2000          2000
------------------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET
  PERIODIC BENEFIT COST
Service cost                           $ 109             $ 101             $ 109             $  6             $  6         $  7
Interest cost                            282               265               252               49               45           41
Expected return on plan assets          (454)             (423)             (378)              --               --           --
Amortization of unrecognized
  transition asset                       (17)              (17)              (17)              --               --           --
Recognized actuarial (gain)/loss         (30)              (24)                2               (2)              (8)         (10)
Recognized prior service cost             20                14                16               (6)              (4)          (4)
Curtailments                              (6)               --                --               (5)              (1)          --
------------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost              $ (96)            $ (84)            $ (16)            $ 42             $ 38         $ 34
====================================================================================================================================

Recognized actuarial (gain)/loss on net pension benefits is being amortized over a twelve-year period.

Major actuarial assumptions used in accounting for defined benefit pension plans are presented below.

                                                 DECEMBER 29,     December 30,       January 1,      January 2,
                                                     2001             2000             2000             1999
---------------------------------------------------------------------------------------------------------------
Discount rate                                        7.25%            7.50%            7.50%            6.75%
Expected rate of return on plan assets               9.25             9.25             9.25             9.25
Annual rate of compensation increase                 4.50             4.80             4.80             4.80
---------------------------------------------------------------------------------------------------------------

Postretirement benefit plan discount rates are the same as those used by Textron's defined benefit pension plans.

                                                        Textron Annual Report 53

The 2001 health care cost trend rate, which is the weighted average annual assumed rate of increase in the per capita cost of covered benefits, was 8% for all retirees. This rate is assumed to decrease to 5.5% by 2005 and then remain at that level. A one-percentage-point change in assumed health care cost trend rate would have the following effects:

(In millions)                                                 1% INCREASE     1% DECREASE
-----------------------------------------------------------------------------------------
Effect on total of service and interest cost components            $ 5            $ (4)
Effect on postretirement benefit obligation                        $54            $(47)

13. INCOME TAXES

Textron files a consolidated federal income tax return for all U.S. subsidiaries and separate returns for foreign subsidiaries.

Income from continuing operations before income taxes and distributions on preferred securities of subsidiary trusts is as follows:

(In millions)             2001             2000              1999
-----------------------------------------------------------------
United States            $ 451             $366            $  831
Foreign                    (32)             245               199
-----------------------------------------------------------------
Total                    $ 419             $611            $1,030
=================================================================

Income tax expense is summarized as follows:

(In millions)                 2001             2000             1999
--------------------------------------------------------------------
Federal:
  Current                     $136            $ 246             $222
  Deferred                      48              (37)              54
State                           26               35               36
Foreign                         17               64               69
--------------------------------------------------------------------
Income tax expense            $227            $ 308             $381
====================================================================

The following reconciles the federal statutory income tax rate to the effective income tax rate reflected in the consolidated statements of income:

                                                                2001              2000              1999
----------------------------------------------------------------------------------------------------------
Federal statutory income tax rate                               35.0%             35.0%             35.0%
Increase (decrease) in taxes resulting from:
  State income taxes                                             2.7               3.8               2.3
  Goodwill                                                      22.3              19.0               2.2
  Permanent items from Automotive Trim disposition               2.7              --                --
  Foreign tax rate differential                                 (0.9)             (2.2)              0.6
  Foreign sales corporation benefit                             (2.9)             (1.9)             (0.9)
  Other, net                                                    (4.7)             (3.3)             (2.2)
---------------------------------------------------------------------------------------------------------
Effective income tax rate                                       54.2%             50.4%             37.0%
=========================================================================================================

Textron's net deferred tax asset consisted of gross deferred tax assets of $1.7 billion and gross deferred tax liabilities of $1.7 billion at year-end 2001 and $1.7 billion and $1.5 billion, respectively, at year-end 2000. The tax effects of temporary differences that give rise to significant portions of Textron's net deferred tax assets and liabilities were as follows:

                                                                DECEMBER 29,      December 30,
(In millions)                                                       2001              2000
----------------------------------------------------------------------------------------------
Deferred tax assets:
  Self insured liabilities, (including environmental)              $ 110             $ 146
  Deferred compensation                                              140               140
  Obligation for postretirement benefits                              44               118
  Investment securities                                                9                45
  Allowance for credit losses                                         49                44
  Amortization of goodwill and other intangibles                      30                37
  Other, principally timing of other expense deductions              280               278
----------------------------------------------------------------------------------------------
    Total deferred tax assets                                      $ 662             $ 808
----------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Textron Finance transactions, principally leasing                $(387)            $(366)
  Fixed assets, principally depreciation                            (150)             (190)
  Inventory                                                          (59)              (53)
  Currency translation adjustment                                    (29)              (26)
----------------------------------------------------------------------------------------------
    Total deferred tax liabilities                                  (625)             (635)
----------------------------------------------------------------------------------------------
    Net deferred tax assets                                        $  37             $ 173
==============================================================================================

54 Textron Annual Report

Deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries, which approximated $488 million at year-end 2001. Management intends to reinvest those earnings for an indefinite period, except for distributions having an immaterial tax effect. If foreign subsidiaries' earnings were distributed, 2001 taxes, net of foreign tax credits, would be increased by approximately $61 million.

14. SPECIAL CHARGES, NET

GOODWILL AND OTHER INTANGIBLE ASSETS

In conjunction with Textron's restructuring activities and review of long-lived assets, Textron wrote down goodwill and other intangible assets by $319 million and $349 million in 2001 and 2000, respectively. For 2001, the impairment charge related primarily to OmniQuip within the Industrial Products segment. For 2000, Textron recognized goodwill impairment charges of $194 million in Industrial Products primarily related to Turbine Engine Components Textron (TECT), $128 million in Fastening Systems primarily related to Flexalloy, and $27 million in Automotive.

During the third quarter of 2001, certain long-lived asset impairment indicators were identified for OmniQuip which caused Textron to perform an impairment review. Key impairment indicators included OmniQuip's operating performance against plan despite restructuring efforts to improve operating efficiencies and streamline operations. Additionally, the strategic review process completed in August 2001 confirmed that the economic and market conditions combined with the saturation of light construction equipment handlers in the market had negatively impacted the projected results for the foreseeable future. The undiscounted cash flow projections performed were less than the carrying amount of OmniQuip's long-lived assets indicating that there was an impairment. Textron used a discounted pre-tax cash flow calculation in determining the fair value of the long-lived assets utilizing the multi-year forecast to project future cash flows and a risk-based rate of 11%. The calculation resulted in an impairment charge of $317 million, including goodwill of $306 million and other intangible assets of $11 million.

For 2000, indicators of potential impairment of long-lived assets were identified in connection with multi-year financial planning, as well as the initiation of the current restructuring program. Based on the indicators, Textron performed an overall impairment review for the applicable operating units. Key indicators with respect to TECT, a manufacturer of air- and land-based gas turbine engines components and airframe structures, were deteriorating margins and its inability to generate new contracts that had resulted in a significantly decreased revenue base. Key indicators for Flexalloy, a vendor-managed inventory company, serving primarily the heavy truck industry within Fastening Systems, were its performance against plan and the negative effect on its vendor-managed business model by other supply-chain competitors. The business is dependent upon large customers, and the service level for larger customers cannot be easily replicated over a large number of smaller customers without significant additional investment. Also, the synergies within Fastening Systems, which were initially viewed to be significant due to Textron's existing market share, were considerably less than anticipated. Accordingly, future cash flow projections were not expected to achieve the level of growth originally anticipated at the time of Flexalloy's acquisition.

The undiscounted cash flow projections performed for the applicable operating units were less than the carrying amounts of long-lived assets indicating that there was an impairment. The discounted pre-tax cash flow calculations for purposes of determining the fair value of the long-lived assets were performed utilizing the multi-year financial plan (adjusted for planned restructuring activities) to project future cash flows and a risk-based rate of 11%. The calculation resulted in a fourth quarter 2000 write down of goodwill for TECT of $178 million, Flexalloy of $96 million and $75 million related to other operating units.

The cash flow projections used in performing the review for these operating units were based upon management's best estimate of future results. Actual results could differ materially from those estimates.

RESTRUCTURING

To improve returns at core businesses and to complete the integration of certain acquisitions, Textron approved and committed to a restructuring program in the fourth quarter of 2000 based upon targeted cost reductions. The program includes corporate and segment direct and indirect workforce reductions, consolidation of facilities primarily in the United States and Europe, rationalization of certain product lines, outsourcing of non-core production activity, the divestiture of non-core businesses and streamlining of sales and administrative overhead.

In 2001, Textron recorded restructuring expenses of $109 million in special charges. These restructuring costs included $81 million of severance and related benefits, and other exit costs ($27 million for Industrial Products, $25 million for Fastening Systems, $14 million for Automotive, $5 million for Aircraft, $3 million for Finance and $7 million at Corporate) and $28 million for fixed asset impairment write-downs, primarily


                                                        Textron Annual Report 55
at Fastening Systems. As of December 29, 2001, Textron has reduced its workforce by approximately 5,700 employees and has closed 44 facilities, including 18 manufacturing plants, primarily in the Industrial Products and Fastening Systems segments. In 2000, Textron recorded restructuring costs of $15 million in Industrial Products and $2 million in Automotive for fixed asset impairment, severance-related benefits and certain other exit costs.

An analysis of Textron's special charges for restructuring and related reserve accounts for its current program is summarized below:

                                           ASSET                     FACILITIES
(In millions)                        IMPAIRMENTS       SEVERANCE        & OTHER            TOTAL
--------------------------------------------------------------------------------------------------
Charges                                 $  1             $ 15             $ 1             $  17
Utilized                                  (1)              (1)             --                (2)
--------------------------------------------------------------------------------------------------
Balance at December 30, 2000            $ --             $ 14             $ 1             $  15
Charges                                   28               77               4               109
Utilized                                 (28)             (60)             (2)              (90)
--------------------------------------------------------------------------------------------------
Balance at December 29, 2001            $ --             $ 31             $ 3             $  34
==================================================================================================

The specific restructuring measures and associated estimated costs are based on Textron's best judgment under prevailing circumstances. Textron believes that the restructuring reserve balance of $34 million is adequate to carry out the restructuring activities formally identified and committed to as of December 29, 2001 and anticipates that all actions related to these liabilities will be completed within a twelve-month period.

Restructuring costs and asset impairment charges recorded in earnings have been included in special charges, net on the consolidated statement of income. In 2001, Textron also incurred $34 million in costs related to restructuring that have not been included in special charges, net. These expenses consist of costs for outsourcing certain operations in the Aircraft segment, plant rearrangement, machinery and equipment relocation, employee replacement and relocation costs, and are included in cost of sales and selling and administrative expenses within segment profit.

In 1999, Textron recorded severance of $28 million and an asset impairment charge of $14 million primarily related to cost reduction efforts in the Industrial Products segment designed to significantly reduce headcount by downsizing an underperforming plant in Europe, the announcement of the closing of seven facilities, and through targeted headcount reductions across most of its divisions. Textron also reversed $24 million of reserves no longer deemed necessary after it was determined that certain projects would be cancelled. These actions were completed by December 30, 2000, with substantially all reserve spending occurring in 1999 and 2000.

E-BUSINESS INVESTMENT AND OTHER

During 2001, Textron recorded a $6 million impairment charge related to its e-business securities and realized a $3 million net loss on the sale of its remaining e-business securities. In 2000, Textron recorded an impairment charge of $117 million related to these investment securities. These charges are included in special charges, net on the consolidated statement of income.

Special charges, net for 1999 include a gain of $19 million as a result of shares granted to Textron from Manulife Financial Corporation's initial public offering on their demutualization of the Manufacturers Life Insurance Company.

15. JOINT VENTURES

In the normal course of business, Textron has entered into various joint venture agreements. At December 29, 2001 and December 30, 2000, other assets includes $37 million and $29 million, respectively, attributable to investments in unconsolidated joint ventures. Textron accounts for its interest in these ventures under the equity method of accounting, and its equity in income (loss) from joint ventures for the three years ended December 29, 2001 is reported in cost of sales.

Textron has entered into an agreement with Agusta to share certain costs and profits for the joint design, development, manufacture, marketing, sale, customer training and product support of Bell Helicopter's BA609 and Agusta's AB139. These programs are currently in the development stage, and only certain marketing costs are being charged to the venture. Bell Helicopter's share of the development costs are being charged to earnings as a period expense. Bell Helicopter has also partnered with the Boeing Company in the development of the V-22 tiltrotor aircraft.

56 Textron Annual Report

Textron has also entered into a joint venture with TAG Aviation USA, Inc. to sell fractional share interests in small business jets. During 2001 and 2000, Textron recorded revenue of $38 million and $26 million, respectively, for the sale of aircraft to this venture through arm's length transactions. Profit on these sales is initially deferred then recognized on a pro-rata basis as fractional share interests are sold to third parties. Textron has guaranteed one-half of the venture's debt and lease obligations up to a maximum of $70 million. At December 29, 2001, Textron's portion of the outstanding debt and operating lease commitments covered by this guarantee totaled $25 million.

While Textron has several other joint venture agreements that have external financing arrangements, Textron has only guaranteed approximately $15 million in debt obligations related to these ventures.

16. COMMITMENTS, CONTINGENCIES AND ENVIRONMENTAL REMEDIATION

COMMITMENTS AND CONTINGENCIES

Textron is subject to legal proceedings and other claims arising out of the conduct of Textron's business, relating to private transactions, government contracts, production partners, product liability, employment, and environmental, safety and health matters. Some of these legal proceedings and claims seek damages, fines or penalties in substantial amounts or remediation of environmental contamination. Under federal government procurement regulations, certain claims brought by the U.S. Government could result in Textron's suspension or debarment from U.S. Government contracting for a period of time. On the basis of information presently available, Textron believes that these proceedings and claims will not have a material effect on Textron's financial position or results of operations.

Cessna is a defendant in a previously-reported action filed in June 1991 in the Circuit Court in and for Escambia County, Florida, brought by certain individuals for injuries incurred in a 1989 crash of a Cessna 185 aircraft. In January 2002, the parties reached an agreement to settle this action. The amount of the settlement in excess of that which will be paid by Cessna's insurance carriers will be covered by pre-existing product liability reserves.

In the ordinary course of business, Textron enters into letters of credit and other similar arrangements with financial institutions. The letters of credit typically serve as a guarantee of payment or performance to certain third parties in accordance with specified terms and conditions. Management knows of no event of default that would require Textron to satisfy these guarantees at year-end 2001.

In addition to its financing relationship with Textron Finance, OmniQuip also utilizes third-party finance institutions to provide wholesale financing to certain of its customers. While these finance receivables are not reflected on Textron's balance sheet, the finance institutions generally have recourse to OmniQuip and may require OmniQuip to repurchase equipment related to customer defaults. The balance of this portfolio at December 29, 2001 and December 30, 2000 was $57 million and $43 million, respectively.

LEASES

Rental expense approximated $103 million, $101 million and $94 million in 2001, 2000 and 1999, respectively. Future minimum rental commitments for noncancellable operating leases in effect at year-end 2001 approximated $61 million for 2002; $50 million for 2003; $35 million for 2004; $26 million for 2005; $21 million for 2006; and a total of $192 million thereafter.

ENVIRONMENTAL REMEDIATION

Textron's accrued estimated environmental liabilities are based upon currently available facts, existing technology and presently enacted laws and regulations and are subject to a number of factors and uncertainties. Circumstances which can affect the accruals' reliability and precision include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation, and the time period over which remediation may occur. Accrued liabilities relate to disposal costs, U.S. Environmental Protection Agency oversight costs, legal fees and operating and maintenance costs for both currently and formerly owned or operated facilities. Textron believes that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on Textron's financial position or results of operations. Based upon information currently available, Textron estimates potential environmental liabilities to be in the range of $50 million to $160 million. At year-end 2001, environmental reserves of approximately $93 million, of which $15 million are classified as current liabilities, have been established to address these specific estimated potential liabilities. Textron estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years.


                                                        Textron Annual Report 57

17. SUPPLEMENTAL FINANCIAL INFORMATION

ACCRUED LIABILITIES

Included in Textron Manufacturing's accrued liabilities at the end of 2001 and 2000 were the following:

                                           DECEMBER 29,      December 30,
(In millions)                                  2001               2000
--------------------------------------------------------------------------
Customer deposits                             $  279            $  279
Reserve for warranties                           242               236
Salaries, wages and employer taxes               212               260
Contract reserves                                113                52
Other                                            538               544
--------------------------------------------------------------------------
  Total accrued liabilities                   $1,384            $1,371
==========================================================================

RESEARCH AND DEVELOPMENT COSTS

Company-funded research and development costs include amounts for company-initiated programs, the cost sharing portions of customer-initiated programs, and losses incurred on customer-initiated programs. Textron also carries out research and development under contracts with others, primarily the U.S. Government. A significant portion of company-initiated programs include independent research and development related to government products and services which is recoverable through overhead cost allowances.

Company-funded and customer-funded research and development costs are as follows:

(In millions)                               2001            2000            1999
--------------------------------------------------------------------------------
Company-funded                              $366            $307            $257
Customer-funded                              323             414             413
--------------------------------------------------------------------------------
  Total research and development            $689            $721            $670
================================================================================

18. SEGMENT REPORTING

Textron has five reportable segments: Aircraft, Automotive, Fastening Systems, Industrial Products and Finance. See Note 1 for principal markets and major locations of Textron's segments.

Textron's reportable segments are strategically aligned based on the manner in which Textron manages its various operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Textron evaluates segment performance based on segment profit. Segment profit for Textron Manufacturing excludes interest expense, certain corporate expenses, special charges and gains or losses from the disposition of significant business units. The Finance segment includes interest income, interest expense and distributions on preferred securities of Finance subsidiary trust as part of segment profit. Provisions for losses on finance receivables involving the sale or lease of Textron products are recorded by the selling manufacturing division.

The following summarizes the revenues by type of products:

                                                                       REVENUES
                                                    ---------------------------------------------
(In millions)                                         2001               2000               1999
-------------------------------------------------------------------------------------------------
  Aircraft:
  Fixed-Wing Aircraft                               $ 3,043            $ 2,814            $ 2,472
  Rotor Aircraft                                      1,621              1,580              1,547
Automotive:
  Trim                                                1,579              1,842              1,796
  Fuel Systems and Functional Components              1,022              1,082              1,072
Fastening Systems                                     1,679              1,996              2,059
Industrial Products:
  Industrial Components and Other                     1,446              1,693              1,131
  Golf, Turf and Specialty Products                     738                823                773
  Fluid and Power                                       484                569                541
Finance                                                 709                691                463
-------------------------------------------------------------------------------------------------
                                                    $12,321            $13,090            $11,854
=================================================================================================


58 Textron Annual Report

The following tables and page 18 summarize selected financial information by segment:

                                                                                                      PROPERTY, PLANT AND
                                                                       ASSETS                       EQUIPMENT EXPENDITURES
                               ---------------------------------------------------------------------------------------------------
(In millions)                    2001                  2000                 1999              2001            2000            1999
----------------------------------------------------------------------------------------------------------------------------------
Aircraft                       $  2,788             $  2,551             $  2,348             $173            $154            $164
Automotive                          706                1,738                1,800              165             127             132
Fastening Systems                 1,537                1,776                1,970               61             108             103
Industrial Products               2,619                2,981                3,232              110             120             114
Finance                           6,464                6,131                5,989               18              14              11
Corporate                         4,119                3,339                1,743                5               4               8
Eliminations                     (2,181)              (2,146)                (689)              --              --              --
----------------------------------------------------------------------------------------------------------------------------------
                               $ 16,052             $ 16,370             $ 16,393             $532            $527            $532
==================================================================================================================================

                                              AMORTIZATION                                    DEPRECIATION
                               --------------------------------------------------------------------------------------
(In millions)                   2001             2000            1999            2001            2000            1999
---------------------------------------------------------------------------------------------------------------------
Aircraft                       $  11             $ 10            $ 10            $115            $105            $ 97
Automotive                        12               14              19              98              87              83
Fastening Systems                 16               18              18              78              82              80
Industrial Products               57               45              32              86              87              73
Finance                           22               15               7              19              17              12
Corporate                         (4)              10               5               4               4               4
---------------------------------------------------------------------------------------------------------------------
                               $ 114             $112            $ 91            $400            $382            $349
=====================================================================================================================

GEOGRAPHIC DATA

Presented below is selected financial information by geographic area of Textron's operations:

                                                                                                 PROPERTY, PLANT
                                                        REVENUES*                                  AND EQUIPMENT**
                                    ---------------------------------------------------------------------------------------------
(In millions)                         2001                2000              1999        2001               2000             1999
---------------------------------------------------------------------------------------------------------------------------------
United States                       $ 8,022            $ 8,569            $ 7,540      $1,502            $1,791            $1,718
Canada                                  692                798                710          78               127               118
Latin America and Mexico                826                790                738          45               121                68
Germany                                 613                584                694         183               165               187
Asia and Australia                      518                603                441          12                13                14
United Kingdom                          367                385                481          98               145               161
France                                  311                352                344          80                79                82
Other                                   972              1,009                906          90               164               165
---------------------------------------------------------------------------------------------------------------------------------
                                    $12,321            $13,090            $11,854      $2,088            $2,605            $2,513
=================================================================================================================================

*Revenues are attributed to countries based on the location of the customer.

**Property, plant and equipment is based on the location of the asset.

Revenues include sales to the U.S. Government of $1.2 billion in both 2001 and 2000 and $1.3 billion in 1999. Revenues also include sales to DaimlerChrysler, primarily through the Automotive Trim business, of $1.4 billion, $1.5 billion and $1.6 billion in 2001, 2000 and 1999, respectively.


                                                        Textron Annual Report 59

                                 QUARTERLY DATA

                                                                             2001
(Unaudited)                                         -----------------------------------------------------
(Dollars in millions except per share amounts)           Q4            Q3           Q2               Q1
---------------------------------------------------------------------------------------------------------
REVENUES
Aircraft                                            $   1,391     $   1,064     $   1,223       $     986
Automotive                                                629           579           716             677
Fastening Systems                                         373           389           451             466
Industrial Products                                       594           600           734             740
Finance                                                   196           178           164             171
---------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                      $   3,183     $   2,810     $   3,288       $   3,040
=========================================================================================================
SEGMENT PROFIT (LOSS)
Aircraft                                            $     132*    $     (31)*   $     112       $      98
Automotive                                                 23            14            61              60
Fastening Systems                                         (23)            1            30              38
Industrial Products                                       (11)          (16)           76              71
Finance                                                    59            48            40              46
---------------------------------------------------------------------------------------------------------
TOTAL SEGMENT PROFIT                                      180            16           319             313
Special charges, net                                      (22)         (338)          (35)            (42)
---------------------------------------------------------------------------------------------------------
Total segment operating income (loss)                     158          (322)          284             271
Gains on sale of divisions                                339             3            --              --
Corporate expenses and other, net                         (38)          (33)          (39)            (42)
Interest expense, net                                     (37)          (41)          (40)            (44)
Benefit (provision) for income taxes                     (158)           69           (72)            (66)
Distribution on preferred securities of
   manufacturing subsidiary trust, net of income
   taxes                                                   (7)           (6)           (7)             (6)
---------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS BEFORE CUMULATIVE
   EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE               257          (330)          126             113
Cumulative effect of change in accounting
   principle, net of income taxes                          --            --            --              --
---------------------------------------------------------------------------------------------------------
Net income (loss)                                   $     257     $    (330)    $     126       $     113
=========================================================================================================
EARNINGS PER COMMON SHARE
BASIC:
   Income (loss) from operations                    $    1.82     $   (2.34)    $     .89       $     .80
   Cumulative effect of change in accounting
     principle, net of income taxes                        --            --            --              --
---------------------------------------------------------------------------------------------------------
Net income (loss)                                   $    1.82     $   (2.34)    $     .89       $     .80
=========================================================================================================
Average shares outstanding (in thousands)             141,256       141,196       141,055         140,733
---------------------------------------------------------------------------------------------------------
DILUTED:
   Income (loss) from operations                    $    1.81     $   (2.34)    $     .88       $     .79
   Cumulative effect of change in accounting
   principle, net of income taxes                          --            --            --              --
---------------------------------------------------------------------------------------------------------
Net income (loss)                                   $    1.81     $   (2.34)    $     .88       $     .79
=========================================================================================================
Average shares outstanding (in thousands)**           142,460       141,196       143,411         142,752
---------------------------------------------------------------------------------------------------------
SEGMENT PROFIT MARGINS
Aircraft                                                  9.5%         (2.9)%         9.2%            9.9%
Automotive                                                3.7           2.4           8.5             8.9
Fastening Systems                                        (6.2)          0.3           6.7             8.2
Industrial Products                                      (1.9)         (2.7)         10.4             9.6
Finance                                                  30.1          27.0          24.4            26.9
SEGMENT PROFIT MARGIN                                     5.7           0.6           9.7            10.3
=========================================================================================================
COMMON STOCK INFORMATION
Price range: High                                   $   42.40     $   56.90     $   59.89       $   59.26
             Low                                    $   31.65     $   32.80     $   52.95       $   45.94
Dividends per share                                 $    .325     $    .325     $    .325       $    .325
=========================================================================================================

                                                                            2000
(Unaudited)                                             ------------------------------------------------------
(Dollars in millions except per share amounts)              Q4           Q3             Q2              Q1
--------------------------------------------------------------------------------------------------------------
REVENUES
Aircraft                                                $   1,251     $ 1,171      $   1,013         $     959
Automotive                                                    671         654            761               838
Fastening Systems                                             450         469            529               548
Industrial Products                                           755         730            804               796
Finance                                                       185         184            170               152
--------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                          $   3,312     $ 3,208      $   3,277         $   3,293
==============================================================================================================
SEGMENT PROFIT (LOSS)
Aircraft                                                $     139     $   127      $     107         $      78
Automotive                                                     54          40             69                81
Fastening Systems                                              37          46             49                43
Industrial Products                                            83          71            103                93
Finance                                                        56          49             44                41
--------------------------------------------------------------------------------------------------------------
TOTAL SEGMENT PROFIT                                          369         333            372               336
Special charges, net                                         (483)         --             --                --
--------------------------------------------------------------------------------------------------------------
Total segment operating income (loss)                        (114)        333            372               336
Gains on sale of divisions                                     --          --             --                --
Corporate expenses and other, net                             (43)        (34)           (41)              (46)
Interest expense, net                                         (36)        (42)           (41)              (33)
Benefit (provision) for income taxes                          (18)        (93)          (104)              (93)
Distribution on preferred securities of
   manufacturing subsidiary trust, net of income
   taxes                                                       (7)         (6)            (7)               (6)
--------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS BEFORE CUMULATIVE
   EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                  (218)        158            179               158
Cumulative effect of change in accounting
   principle, net of income taxes                              --          --             --               (59)
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                       $    (218)    $   158      $     179         $      99
==============================================================================================================
EARNINGS PER COMMON SHARE
BASIC:
   Income (loss) from operations                        $   (1.53)    $  1.10      $    1.25         $    1.08
   Cumulative effect of change in accounting
     principle, net of income taxes                            --          --             --              (.41)
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                       $   (1.53)    $  1.10      $    1.25         $     .67
==============================================================================================================
Average shares outstanding (in thousands)                 141,969     143,185        143,981           146,281
--------------------------------------------------------------------------------------------------------------
DILUTED:
   Income (loss) from operations                        $   (1.53)    $  1.08      $    1.23         $    1.06
   Cumulative effect of change in accounting
     principle, net of income taxes                            --          --             --              (.40)
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                       $   (1.53)    $  1.08      $    1.23         $     .66
==============================================================================================================
Average shares outstanding (in thousands)**               141,969     145,325        146,304           148,818
--------------------------------------------------------------------------------------------------------------
SEGMENT PROFIT MARGINS
Aircraft                                                     11.1%       10.8%          10.6%              8.1%
Automotive                                                    8.0         6.1            9.1               9.7
Fastening Systems                                             8.2         9.8            9.3               7.8
Industrial Products                                          11.0         9.7           12.8              11.7
Finance                                                      30.3        26.6           25.9              27.0
SEGMENT PROFIT MARGIN                                        11.1        10.4           11.4              10.2
==============================================================================================================
COMMON STOCK INFORMATION
Price range: High                                       $   55.38     $ 60.38      $   65.56         $   74.94
             Low                                        $   41.44     $ 44.88      $   53.94         $   51.50
Dividends per share                                     $    .325     $  .325      $    .325         $    .325
==============================================================================================================



*  See Management's Discussion and Analysis for Bell Helicopter on page 21.

** Assumes full conversion of outstanding preferred stock and exercise of options. The average share base for the third quarter 2001 and fourth quarter 2000 excludes potentially dilutive common shares (convertible preferred stock and stock options). These shares are excluded due to their antidilutive effect resulting from the loss from operations.


60 Textron Annual Report

                         SELECTED FINANCIAL INFORMATION

(Dollars in millions except where
otherwise noted and per share amounts)              2001            2000              1999           1998            1997
---------------------------------------------------------------------------------------------------------------------------
REVENUES
Aircraft                                        $   4,664        $   4,394         $   4,019      $   3,380      $   3,217
Automotive                                          2,601            2,924             2,868          2,356          2,072
Fastening Systems                                   1,679            1,996             2,059          1,758          1,498
Industrial Products                                 2,668            3,085             2,445          2,013          1,738
Finance                                               709              691               463            367            350
---------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                  $  12,321        $  13,090         $  11,854      $   9,874      $   8,875
==========================================================================================================================
SEGMENT PROFIT
Aircraft                                        $     311        $     451         $     362      $     338      $     313
Automotive                                            158              244               220            171            141
Fastening Systems                                      46              175               188            186            167
Industrial Products                                   120              350               303            232            188
Finance                                               193              190               128            113            108
---------------------------------------------------------------------------------------------------------------------------
TOTAL SEGMENT PROFIT                                  828            1,410             1,201          1,040            917
Special charges, net                                 (437)            (483)                1            (87)            --
---------------------------------------------------------------------------------------------------------------------------
Total segment operating income                        391              927             1,202            953            917
Gains on sale of divisions                            342               --                --             97             --
Corporate expenses and other, net                    (152)            (164)             (143)          (141)          (152)
Interest expense, net                                (162)            (152)              (29)          (146)          (117)
Income taxes                                         (227)            (308)             (381)          (294)          (250)
Distributions on preferred securities
   of manufacturing
   subsidiary trust, net of income taxes              (26)             (26)              (26)           (26)           (26)
---------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS*              $     166        $     277         $     623      $     443      $     372
==========================================================================================================================
PER SHARE OF COMMON STOCK
Income from continuing operations - basic*      $    1.17        $    1.92         $    4.14      $    2.74      $    2.25
Income from continuing operations - diluted*    $    1.16        $    1.90         $    4.05      $    2.68      $    2.19
Dividends declared                              $    1.30        $    1.30         $    1.30      $    1.14      $    1.00
Book value at year-end                          $   27.76        $   28.24         $   29.67      $   19.27      $   19.78
Common stock price:   High                      $   59.89        $   74.94         $   97.00      $   80.31      $   70.75
                      Low                       $   31.65        $   41.44         $   68.44      $   52.06      $   45.00
                      Year-end                  $   42.40        $   46.50         $   76.69      $   75.94      $   62.63
Common shares outstanding (in thousands):

   Basic average                                  141,050          143,923           150,389        161,254        164,830
   Diluted average**                              142,937          146,150           153,754        165,374        169,503
   Year-end                                       141,251          140,933           147,002        154,742        167,315
==========================================================================================================================
FINANCIAL POSITION

Total assets                                    $  16,052        $  16,370         $  16,393      $  13,721      $  11,330
Debt:
   Textron Manufacturing                        $   1,934        $   2,084         $   1,767      $   2,615      $   1,221
   Textron Finance                              $   4,188        $   4,667         $   4,551      $   2,829      $   2,365
Obligated mandatorily redeemable preferred
  securities of
  subsidiary trusts:
      Textron Manufacturing                     $     485        $     484         $     483      $     483      $     483
      Textron Finance                           $      28        $      28         $      29      $      --      $      --
Shareholders' equity                            $   3,934        $   3,994         $   4,377      $   2,997      $   3,228
Textron Manufacturing debt to total capital
  (net of cash)                                       28%               29%               25%            43%            24%
==========================================================================================================================
INVESTMENT DATA
Capital expenditures                            $     532        $     527         $     532      $     475      $     374
Depreciation                                    $     400        $     382         $     349      $     292      $     254
Research and development                        $     689        $     721         $     670      $     613      $     602
==========================================================================================================================
OTHER DATA
Number of employees at year-end                    51,000           71,000            68,000         64,000         56,000
Number of common shareholders at year-end          21,000           21,000            22,000         23,000         24,000
==========================================================================================================================

* Before cumulative effect of a change in accounting principle in 2000.

** Assumes full conversion of outstanding preferred stock and exercise of stock options.


                                                        Textron Annual Report 61