Form 10-K/A, Exhibit 13
period 2002-12-28
TEXTRON INC
filed 2003-03-10
CIK 217346

                                                                               .
                                                                               .
                                                                               .
                                                                      Exhibit 13

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

The Aircraft segment is comprised of two product groups: fixed-wing aircraft and rotor aircraft. Fixed-wing aircraft revenues were $3,286 million, $3,176 million and $2,956 million in 2002, 2001 and 2000, respectively. Rotor aircraft revenues were $1,636 million, $1,621 million and $1,581 million in 2002, 2001 and 2000, respectively. The Industrial Products segment primarily includes defense systems, golf car and turf care equipment and electrical and telecommunication products. Defense systems revenues were $488 million, $490 million and $470 million in 2002, 2001 and 2000, respectively. Golf car and turf care equipment revenues were $732 million, $738 million and $823 million in 2002, 2001 and 2000, respectively, and electrical and telecommunications products revenues were $341 million, $430 million and $454 million, respectively.

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