Form 10-K, Exhibit 13
period 2004-01-03
TEXTRON INC
filed 2004-02-27
CIK 217346

Business Segment Data

							Segment
(In millions)	Revenues			Segment Profit*			Profit Margins

	2003	2002	2001	2003	2002	2001	2003	2002	2001

Bell	$2,348	$2,235	$2,243	$234	$169	$93	10.0%	7.6%	4.1%
Cessna	2,299	3,175	3,043	199	376	344	8.7%	11.8%	11.3%
Fastening Systems	1,737	1,650	1,679	66	72	70	3.8%	4.4%	4.2%
Industrial	2,903	2,706	4,330	141	163	280	4.9%	6.0%	6.5%
Finance	572	584	681	122	118	203	21.3%	20.2%	29.8%

	$9,859	$10,350	$11,976	$762	$898	$990	7.7%	8.7%	8.3%

Special charges**				(159)	(135)	(143)

Segment operating income				603	763	847
Gain on sale of businesses				15	25	342
Goodwill amortization				—	—	(91)
Corporate expenses and other, net				(119)	(114)	(152)
Interest expense, net				(98)	(108)	(162)

Income from continuing operations before income taxes and distributions on preferred securities				$401	$566	$784

*	Segment profit represents the measurement used by Textron to evaluate performance for decision-making purposes. Segment profit for manufacturing segments does not include interest expense, certain corporate expenses, special charges, goodwill amortization and gains and losses from the disposition of significant business units. The measurement for the finance segment includes interest income, interest expense and distributions on preferred securities of Finance subsidiary trust, and excludes special charges and goodwill amortization.

**	Special charges include restructuring expenses, investment write-downs and the write-off of unamortized issuance costs related to the redemption of mandatorily redeemable preferred shares in 2003. In 2003, special charges totaled $75 million in Fastening Systems, $49 million in Industrial, $9 million in Cessna, $6 million in Finance, $2 million in Bell and $18 million in Corporate. In 2002, special charges totaled $39 million in Industrial, $29 million in Cessna, $22 million in Fastening Systems, $6 million in Bell and $39 million in Corporate. In 2001, special charges totaled $52 million in Fastening Systems, $51 million in Industrial, $21 million in Bell, $3 million in Finance and $16 million in Corporate.

Financial Table of Contents

15	Business Segment Data

16	Management’s Discussion and Analysis

34	Report of Management, Report of Independent Auditors

35	Consolidated Financial Statements

40	Notes to Consolidated Financial Statements

69	Quarterly Data

70	Selected Financial Information

71	Textron Leadership

72	Shareholder Information

Management’s Discussion and Analysis

Business Overview

Textron Inc. is a multi-industry company that leverages its global network of businesses to provide customers with innovative solutions and services in five business segments: Bell, Cessna, Fastening Systems, Industrial and Finance. Textron is known around the world for its powerful brands spanning the business jet, aerospace and defense, fastening systems, plastic fuel systems and golf car and turf-care markets, among others. The economic downturn that has affected these markets in recent years continued to provide a challenging business environment in 2003. Several of Textron’s primary markets have been adversely affected – most notably business jets and golf car and turf-care equipment. As a result, customer demand has decreased, contributing to lower revenue and profit. Additionally, the Finance segment continued to incur a high level of loan loss provisions, although lower than in 2002, due to the weak financial stability experienced by many of its commercial finance customers.

Other factors affecting operating results in 2003 included a decline in pension income of $61 million primarily due to the negative return on pension assets in 2001 and 2002 and a lower discount rate, and higher healthcare costs of approximately $40 million.

During 2003, Textron was able to significantly mitigate the impact of the lower revenue and the above factors primarily through its transformation initiatives, including integrated supply chain and restructuring. Management has continued to execute its transformation strategy by reducing costs and strengthening its portfolio through the divestiture of non-core businesses to position Textron to benefit when the economy recovers.

Consolidated Results of Continuing Operations

Revenues

Revenues were $9.9 billion in 2003, compared with $10.4 billion in 2002 and $12.0 billion in 2001. The decrease in 2003 was primarily due to lower Citation business jet volume of $876 million at Cessna, due to a depressed market and the reduction of 2003 deliveries by a major fractional jet customer, and lower sales volume of $123 million at E-Z-GO and Jacobsen due to a depressed golf market. These decreases were partially offset by a favorable foreign exchange impact of $313 million in the Industrial and Fastening Systems segments and increased volume of $131 million at Kautex.

Revenues decreased in 2002 primarily due to the divestitures of Automotive Trim (Trim), Turbine Engine Components Textron (TECT) and a number of smaller businesses that contributed $1.7 billion to the decrease.

Segment Profit

Segment profit was $762 million in 2003, compared with $898 million in 2002 and $990 million in 2001. The decrease of $136 million in 2003 was primarily due to lower profit of $177 million at Cessna and $52 million at E-Z-GO and Jacobsen largely due to lower sales. These decreases were partially offset by higher profit of $65 million at Bell primarily in its aircraft engine and commercial helicopter businesses due to certain costs incurred in 2002, as described in the Bell segment section.

Segment profit decreased $92 million in 2002 primarily due to divestitures, principally in the Industrial segment, which contributed $95 million to the decrease.

Special Charges

Textron recorded special charges of $159 million in 2003, $135 million in 2002 and $143 million in 2001. These charges are summarized below:

	2003	2002	2001

Restructuring	$144	$97	$132
Unamortized issuance costs on preferred securities	15	—	—
Write-down of C&A common stock	—	38	—
E-business investment charges	—	—	9
Other	—	—	2

Total special charges	$159	$135	$143

Restructuring Program

To improve returns at core businesses and to complete the integration of certain acquisitions, Textron approved and committed to a restructuring program in the fourth quarter of 2000 based upon targeted cost reductions. This program was expanded in 2001, and in October 2002, Textron announced a further expansion of the program as part of its strategic effort to improve operating efficiencies, primarily in its industrial businesses. Textron’s restructuring program includes corporate and segment direct and indirect workforce reductions, consolidation of facilities primarily in the United States and Europe, rationalization of certain product lines, outsourcing of non-core production activity, the divestiture of noncore businesses, and streamlining of sales and administrative overhead. Under this restructuring program, Textron has reduced its workforce by approximately 9,400 employees and has closed 88 facilities, including 40 manufacturing plants, primarily in the Industrial and Fastening Systems segments. Textron expects a total reduction of about 10,000 employees, excluding approximately 700 Trim employees and 1,000 OmniQuip employees, representing approximately 18% of its global workforce since the restructuring was first announced.

As of January 3, 2004, $389 million of cost has been incurred relating to continuing operations (including $11 million related to Trim) consisting of $209 million in severance costs, $94 million in asset impairment charges, $10 million in contract termination costs and $76 million in other associated costs. Textron estimates that approximately $127 million in additional program costs will be incurred primarily in the Fastening Systems and Industrial segments. In total, Textron estimates that the entire program for continuing operations will be approximately $516 million (including $11 million related to Trim) and will be substantially complete by 2004.

Textron adopted Statement of Financial Accounting Standards (SFAS) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” as of the beginning of fiscal 2003 for projects initiated after December 28, 2002. Previously, certain costs related to restructuring that were not accruable under the prior standard were recorded in segment profit as incurred. With the adoption of this Statement, all restructuring and related costs for which this Statement applies have been aggregated and recorded in special charges. Prior period amounts have been reclassified to conform to this presentation.

Unamortized Issuance Costs

In July 2003, Textron redeemed its 7.92% Junior Subordinated Deferrable Interest Debentures due 2045. The debentures were held by Textron’s wholly owned trust, and the proceeds from their redemption were used to redeem all of the $500 million Textron Capital I trust preferred securities. Upon the redemption, $15 million of unamortized issuance costs were written off.

C&A Common Stock and E-business Investments

During the second half of 2002, the Collins & Aikman Corporation (C&A) common stock owned by Textron experienced a decline in market value. Textron acquired this stock as a result of the disposition of the Trim business. In December 2002, Moody’s lowered its liquidity rating of C&A. Due to this indicator and the extended length of time and extent to which the market value of the stock was less than the carrying value, Textron determined that the decline in the market value of the stock was other than temporary and wrote down its investment in the stock for a pre-tax loss of $38 million. Textron sold its remaining investment in C&A common stock for cash proceeds of $34 million and a pre-tax gain of $12 million in the first quarter of 2004. During 2001, Textron recorded a $6 million impairment charge related to its ebusiness securities and subsequently realized a $3 million net loss on the sale of its remaining e-business securities.

Corporate Expenses

Corporate expenses and other, net was $119 million in 2003, compared with $114 million in 2002 and $152 million in 2001. The large decrease of $38 million in 2002 was primarily due to:

•	$15 million in lower stock-based compensation and related hedge costs;

•	Royalty income of $13 million in 2002 related to the Trim divestiture;

•	Lower costs of $5 million as a result of organizational changes made in 2001; and

•	Higher income of $4 million related to retirement plans;

•	Partially offset by an increase of $7 million in product liability reserves related to divested businesses.

Corporate expenses and other, net is expected to increase in 2004 primarily due to certain nonrecurring gains and income in 2003. The 2003 expenses were offset primarily by $7 million in royalty income under an agreement related to the Trim divestiture that expired in 2003 and $7 million in nonrecurring life insurance gains.

Income from Continuing Operations

Income from continuing operations was $281 million in 2003, compared with $367 million for 2002 and $474 million in 2001. The decreases in 2003 and 2002 were primarily due to declines in segment profit.

Textron recorded certain items that affected the comparability of operating results in the last three years.

These items are summarized in the table below:

(In millions)	2003	2002	2001

Special charges	$159	$135	$143
Gain on sale of businesses	(15)	(25)	(339)

	144	110	(196)
Income tax expense (benefit) on above items	(44)	(28)	80

	$100	$82	$(116)

In addition to the special charges previously discussed, Textron also recognized gains on the sale of Trim and related businesses. Textron recognized a pre-tax gain of $15 million on the sale of its remaining interest in an Italian automotive joint venture to C&A in 2003 and a $25 million pre-tax gain in 2002 from transactions related to the divestiture of Trim. In 2001, Textron recorded a $339 million gain on the sale of Automotive Trim to C&A.

Income Taxes

A reconciliation of the federal statutory income tax rate to the effective income tax rate is provided below:

	2003	2002	2001

Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State income taxes	2.4	1.8	1.4
Non-tax deductibility of goodwill amortization	—	—	2.9
Permanent items from Trim divestiture	—	1.3	1.4
Favorable tax settlements	(3.2)	(2.2)	—
ESOP dividends	(2.3)	(3.2)	—
Foreign tax rate differential	(1.6)	(0.2)	(0.5)
Export sales benefit	(1.4)	(1.5)	(1.5)
Other, net	(2.2)	(0.4)	(2.5)

Effective income tax rate	26.7%	30.6%	36.2%

In 2004, Textron does not expect the favorable tax settlements to recur, resulting in an expected effective tax rate of approximately 30%.

Discontinued Operations

In the third quarter of 2003, Textron sold certain assets and liabilities related to its remaining OmniQuip business to JLG Industries, Inc. for $90 million in cash and a $10 million promissory note that was paid in full in February 2004. In the fourth quarter of 2003, Textron Financial sold substantially all of its small business direct portfolio to MBNA America Bank, N.A. for $421 million in cash. Textron has reclassified the aggregate financial results of these businesses and all the previously sold OmniQuip businesses as discontinued operations.

Cumulative Effect of Change in Accounting Principle

During 2002, Textron recorded an after-tax transitional impairment charge of $488 million upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets.” Under this Statement, goodwill and certain assets with indefinite lives are no longer amortized and must be tested for impairment annually. In 2001, reported pro forma net income excluding amortization of goodwill was $254 million, or $1.78 per diluted share.

The after-tax impairment charge relates to the following segments: $385 million in Industrial, $88 million in Fastening Systems and $15 million in Finance. For the Industrial and Fastening Systems segments, the primary factor resulting in the impairment charge was the decline in demand in certain industries in which these segments operate, especially the telecommunications industry, due to the economic slowdown. The Finance segment’s impairment charge related to the franchise finance division and was primarily the result of decreasing loan volumes and an unfavorable securitization market.

Outlook

In 2004, total revenues are expected to decrease slightly as lower aircraft revenue at both Bell and Cessna are expected to be partially offset by higher sales volume at Kautex. At Bell, delivery volumes should be stable, but revenues are expected to be lower on the V-22 program, as development efforts wind down and revenues related to new production releases are recorded on an as-delivered basis. At Cessna, the decrease in revenues is the result of expected sales of between 165 and 170 jets in 2004, compared with 197 jets in 2003.

Overall segment profit and margins are expected to increase as Textron continues to realize the benefits of its strong cost reduction and restructuring initiatives as a means to mitigate the impact of the lower revenue.

Backlog

Textron’s commercial backlog was $5.5 billion and $6.1 billion at the end of 2003 and 2002, respectively, and is primarily related to Cessna. U.S. Government backlog was $1.9 billion and $1.5 billion at the end of 2003 and 2002, respectively, which was substantially all in the Bell segment.

Segment Analysis

In June 2003, Textron reorganized its segments in order to streamline its management reporting structure. Under the new structure, Textron Systems and Lycoming have been combined with Bell Helicopter to form the new Bell segment, and Cessna Aircraft is being reported separately as a new segment. The remaining Industrial Products and Industrial Components businesses have been combined to form the new Industrial segment. Textron now reports under the following segments: Bell, Cessna, Fastening Systems, Industrial and Finance.

Bell

Bell is a leading manufacturer of advanced military helicopters and tiltrotor aircraft for the U.S. Government and commercial helicopters for corporate, offshore, utility, charter, police, fire, rescue and emergency medical customers. Additionally, Bell is a primary supplier of advanced weapon systems to meet the demanding needs of the aerospace and defense markets and the leading manufacturer of piston aircraft engines.

Bell has two major programs with the U.S. Government – the V-22 and the H-1 Upgrade Program. The V- 22 is the pioneer program for tiltrotor technology with a current requirement of 458 aircraft. Bell expects to receive authorization to proceed to full-rate production of the V-22 in 2005. The H-1 Upgrade Program is a major upgrade to remanufacture the U.S. Marine Corps’ fleet of AH-1W SuperCobra and UH-1N utility helicopters to an advanced configuration featuring common avionics and flight dynamics. The current program anticipates the remanufacture of 100 UH-1N and 180 AH-1W helicopters, and in 2003, Bell received a contract award for six UH-1Y aircraft and three AH-1Z aircraft that will begin deliveries in 2006. Bell expects to receive authorization to proceed to full-rate production of the H-1 in 2005 with aircraft deliveries to continue through 2013.

Textron continues to manufacture aircraft under the V-22 low-rate initial production releases that began prior to 2003. Revenues under those releases are recorded on a cost incurred basis primarily as a result of the significant engineering effort required over a lengthy period of time during the initial development phase in relation to total contract volume. Revenues for those releases are expected to decline through 2007 as the remaining effort is completed. The development effort is substantially complete for new production releases in 2003, and revenue on those releases will be recognized as units are delivered, which is expected to begin in late 2004. Accordingly, during 2004, revenues on the V-22 program are expected to decrease as development efforts wind down and revenues related to new production releases are recorded on an as-delivered basis.

Bell Revenues

The Bell segment’s revenues increased $113 million in 2003, due to higher U.S. Government revenue of $62 million primarily due to the ongoing development efforts on the V-22 program and higher foreign military sales volume of $35 million related to a contract that began shipments during the third quarter of 2002.

Revenue decreased $8 million in 2002 primarily due to lower commercial sales volume of $101 million largely due to lower demand for commercial helicopters in the corporate market, partially offset by higher revenue from the U.S. Government of $94 million primarily related to the ongoing development efforts on the V-22 program.

Bell Segment Profit

Segment profit in 2003 was $65 million greater than in 2002 primarily because 2002 included $31 million of costs related to the recall, inspection and customer care programs at the aircraft engine business and higher profit of $22 million in the commercial helicopter business. The higher profit in the commercial helicopter business in 2003 was primarily due to lower receivable reserve provisions of $16 million and reduced pricing of $20 million in 2002 related to one commercial helicopter model.

Segment profit increased $76 million in 2002 primarily because profit in 2001 was reduced as a result of unfavorable profit adjustments of $149 million at Bell Helicopter. These profit adjustments included $124 million related to reduced profitability expectations or losses on certain development and production contracts and $25 million related primarily to receivable and inventory reserve increases. Excluding these 2001 adjustments, profit decreased $73 million in 2002 primarily due to $31 million of costs related to the recall, inspection and customer care program at the aircraft engine business and lower profit of $30 million at Bell Helicopter’s commercial business. The lower profit in the commercial business was primarily due to reduced pricing of $20 million related to one commercial helicopter model and increased production and warranty costs of $20 million.

Bell Backlog

Bell’s total backlog was $2.2 billion and $1.8 billion at the end of 2003 and 2002, respectively. This includes Bell Helicopter’s U.S. Government backlog of $1.2 billion and $1.0 billion for 2003 and 2002, respectively, which primarily related to the V-22 program.

Bell Outlook

For 2004, Bell Helicopter’s delivery volumes should be stable, but revenues are expected to be lower on the V-22 program as development efforts wind down and revenues related to new production releases are recorded on an as-delivered basis. Despite the lower revenue, margins are expected to improve as a result of cost reduction initiatives.

Cessna

Cessna is the world’s largest manufacturer of light and mid-size business jets providing dependable aircraft and premier service to corporate customers in over 75 countries. Cessna also participates in the fractional jet ownership business through its sales to a major fractional jet customer, as well as through CitationShares, Textron’s joint venture company with Tag Aviation USA, Inc. The prolonged economic downturn has negatively impacted corporate profits over the last two years. Declining corporate profits usually precede a decline in the business jet market by about 18 to 24 months. While management had expected 2003 jet deliveries to decline because of the weak economy, the decline was exaggerated by a significant schedule change from a major fractional customer. Cessna responded to this significant decrease in volume by adjusting production schedules to match near-term deliveries and was able to reduce the impact of the lower sales volume through aggressive cost reduction and restructuring initiatives. At the same time, Cessna continued its strategy of investment in new product development and delivered respectable profitability in 2003.

Cessna Revenues

The Cessna segment revenues decreased $876 million in 2003, due to lower Citation business jet volume (197 jet deliveries in 2003, compared with 307 in 2002). Lower used aircraft volume of $87 million and lower Caravan volume of $32 million as a result of lower demand were essentially offset by higher spare parts and service volume of $48 million, higher pricing of $45 million related to the last remnants of introductory pricing on certain business jet models and a $27 million benefit from lower used aircraft overtrade allowances.

Cessna’s 2002 revenues increased by $132 million primarily due to higher sales volume of used aircraft of $125 million, the favorable impact of $68 million related to the expiration of lower introductory pricing on certain business jet models and higher pricing of $29 million. These increases were partially offset by $64 million in lower sales volume of single engine piston aircraft and lower Citation business jet volume of $49 million (307 jet deliveries in 2002, compared with 313 in 2001).

Cessna Segment Profit

Segment profit decreased $177 million in 2003, primarily due to reduced margin of $305 million from lower sales volume and inflation of $67 million, partially offset by improved cost performance of $125 million and higher pricing of $45 million related to the last remnants of introductory pricing on certain business jet models and a $27 million benefit from lower used aircraft overtrade allowances.

In 2002, segment profit increased $32 million, primarily due to the favorable impact of $68 million related to the expiration of lower introductory pricing on certain business jet models and higher pricing of $29 million, partially offset by inflation of $59 million.

Cessna Backlog

Textron’s commercial backlog primarily represents backlog related to Cessna of $4.4 billion in 2003 and $4.9 billion in 2002. A significant portion of Cessna’s backlog represents orders from fractional aircraft operators, including a major fractional jet customer and CitationShares. Orders from these fractional aircraft operators are included in backlog when the customer enters into a definitive master agreement and has established preliminary delivery dates for the aircraft. Preliminary delivery dates are subject to change through amendment to the master agreement. Final delivery dates are established approximately 12 to 18 months prior to delivery. Orders from other customers are included in backlog upon the customer entering into a definitive purchase order and receipt of required deposits.

The decrease in Cessna’s backlog from 2002 was driven by aircraft shipments of $1.7 billion and the cancellation of $0.8 billion in aircraft orders, partially offset by new orders of $2.0 billion, including $0.5 billion in Mustang orders. The cancellations included $0.6 billion from the major fractional jet customer primarily for Citation X and CJ3 aircraft.

The 2003 year-end backlog with the major fractional jet customer was approximately $1.1 billion, of which final delivery dates have been established for $0.4 billion. The backlog with CitationShares was approximately $0.5 billion, of which final delivery dates have been established for $0.2 billion. These amounts include $0.8 billion in orders for the new Sovereign and CJ3 aircraft that are scheduled to begin their first deliveries to customers in 2004.

Both CitationShares and the major fractional jet customer have options to acquire 50 additional aircraft, each which will be placed into backlog upon execution of a definitive master agreement and establishment of preliminary delivery dates.

The remaining $2.8 billion of backlog at the end of 2003 is with other commercial customers covering a wide spectrum of industries. This backlog includes $1.4 billion in orders for the new Sovereign, CJ3 and Mustang aircraft that are scheduled to begin their first deliveries to customers in 2004 and in 2006.

Cessna Outlook

For 2004, Cessna expects revenue to decrease as a result of expected sales of between 165 and 170 business jets, compared with the 197 business jets in 2003. Despite the lower revenue, margins are expected to be comparable to 2003 as a result of a better mix of aircraft and cost reduction and restructuring initiatives. At the same time, Cessna plans to continue its investment in new products such as the Sovereign, CJ3, XLS and Mustang, broadening its product line to take advantage of the jet market when it rebounds.

Fastening Systems

Textron Fastening Systems in one of the world’s largest providers of integrated fastening systems solutions offering a wide variety of fastening systems technology to customers in the market for threaded fasteners, engineered products, blind fasteners and automation systems. Major markets served include aerospace, automotive, construction, electronics and industrial equipment. These markets are highly competitive, and suppliers are often required to make price concessions to win new business and maintain existing customers. Consequently, significant cost reductions are required to not only offset inflation and price concessions but also to improve margins.

Fastening Systems Revenues

The Fastening Systems segment’s revenues increased $87 million in 2003 primarily due to a favorable foreign exchange impact of $128 million, reflecting a weak U.S. dollar, partially offset by higher pricing concessions of $13 million in 2003 and lower volume primarily in the European industrial markets. In 2002, revenues decreased $29 million primarily due to the divestiture of non-core product lines.

Fastening Systems Segment Profit

Segment profit remained relatively flat with some deterioration in 2003, reflecting the soft demand for the segment’s products and higher pricing concessions of $13 million. During this period, Fastening Systems has undertaken significant restructuring in its businesses to reduce its cost structure and improve margins when the demand for its products improves.

Fastening Systems Outlook

For 2004, Fastening Systems expects revenue growth in the low single digits, and profit margin is forecasted to increase as a result of further restructuring and process improvements.

Industrial

The Industrial segment is comprised of five businesses including E-Z-GO, Jacobsen, Kautex, Greenlee and Fluid & Power. Through these businesses, the segment provides its customers with innovative solutions and services, including golf cars and turf-care equipment, plastic fuel systems, wire and cable installation equipment, and industrial pumps and gears. These markets are highly competitive and price sensitive. Consequently, significant cost reductions are required to not only offset inflation and price concessions but also to improve margins.

Industrial Revenues

The Industrial segment’s revenues increased $197 million in 2003 primarily due to a favorable foreign exchange impact of $185 million and higher sales volume of $131 million at Kautex as a result of new product launches and a continued strong automotive market. These increases were partially offset by lower sales volume of $123 million at E-Z-GO and Jacobsen, reflecting reduced demand that was largely attributable to a depressed golf market.

The Industrial segment’s revenues decreased $1.62 billion in 2002 primarily as result of $1.67 billion related to the divestiture of Trim, TECT and several small product lines in 2001. Excluding the divestitures, revenues increased $42 million primarily due to higher sales volume of $166 million at Kautex, largely due to new product launches and a strong automotive market, partially offset by lower sales volume of $130 million in the remaining businesses as a result of soft markets.

Industrial Segment Profit

Segment profit decreased $22 million in 2003 primarily due to lower profit of $52 million at E-Z-GO and Jacobsen, due to lower sales as a result of the depressed golf market, the impact of adjusting production schedules to the lower demand and $12 million in higher bad debt provisions as a result of a financially weakened customer base. This decrease was partially offset by $30 million related to improved results in each of the other businesses primarily as a result of improved cost performance.

Segment profit decreased $117 million in 2002 primarily due to $94 million related to the divestitures in 2001. Excluding the divestitures, profit decreased $23 million primarily due to lower sales volume.

Industrial Outlook

For 2004,Textron expects Industrial revenues to increase slightly and is not planning on a rebound in its end-user markets. Kautex sales are expected to be slightly higher as a result of a continued strong automotive market while the remaining businesses are expected to be flat. Segment margins are forecasted to increase, reflecting restructuring and process improvements as well as lower manufacturing start-up costs and bad debt provisions.

Finance

The Finance segment is a diversified commercial finance business with core operations in aircraft finance, asset-based lending, distribution finance, golf finance, resort finance and structured capital. Its financing activities are confined almost exclusively to secured lending and leasing to commercial markets. Within these core operations, this segment provides financing programs for products manufactured by Textron. In 2003, management has continued its focus on growing its core business while liquidating non-core assets.

Finance Revenues

The Finance segment’s revenues decreased $12 million in 2003 primarily due to lower finance charges and discounts of $9 million from lower average finance receivables and a decline in syndication income due to a nonrecurring gain in 2002 of $9 million on the sale of a franchise finance portfolio.

The Finance segment’s revenues decreased $97 million in 2002 primarily due to lower yields on finance receivables of $86 million (7.7% in 2002, compared with 9.3% in 2001), reflecting a lower interest rate environment, primarily due to reductions in the prime rate, and lower prepayment gains of $15 million.

Finance Segment Profit

Segment profit increased $4 million in 2003 primarily due to a lower provision for loan losses of $30 million ($81 million in 2003 vs. $111 million in 2002), partially offset by higher operating expense of $26 million. The 27% decrease in the provision for loan losses reflects an improvement in portfolio quality as measured by improvements in nonperforming assets as discussed below and, to a lesser extent, declining portfolio growth. The higher operating expense includes $12 million in higher legal and collection expense primarily related to the continued resolution of nonperforming accounts and the accrual of settlement costs associated with litigation during 2003.

Segment profit decreased $85 million in 2002, due to a higher provision for loan losses of $42 million ($111 million in 2002 vs. $69 million in 2001), reflecting higher net charge-offs and the strengthening of the allowance for losses on receivables, lower interest margin of $28 million and higher operating expenses of $15 million. The lower interest margin was primarily due to lower prepayment income of $15 million and higher relative borrowing costs of $13 million.

Finance Portfolio Quality

The Finance segment’s nonperforming assets include nonaccrual accounts that are not guaranteed by Textron Manufacturing, for which interest has been suspended, and repossessed assets. Nonperforming assets totaled $162 million in 2003, $214 million in 2002 and $131 million in 2001, representing 2.8%, 3.4% and 2.2% of finance assets, respectively. The most significant component of the decrease in 2003 relates to a $43 million decline in liquidating portfolios. Textron Finance estimates that nonperforming assets will generally be in the range of 2% to 4% of finance assets depending on economic conditions and expects modest improvements in portfolio quality as it continues to liquidate certain portfolios. The allowance for losses on receivables as a percentage of nonaccrual finance receivables was 78% at January 3, 2004, compared with 82% at December 28, 2002 and 113% at December 29, 2001. The decrease in the percentages in 2003 and 2002 reflects decreases in undercollateralized loans with identified reserve requirements.

Finance Outlook

The Finance segment expects segment profit to increase primarily as a result of improved interest margin, due to lower relative borrowing costs anticipated in 2004. In addition, management has taken action to reverse the trend of increasing operating expenses through a restructuring project implemented at the end of 2003 to consolidate operations within its corporate headquarters and within each of two of its core divisions, and through initiatives related to improvements of information systems and processes.

Special Charges by Segment

Special charges of $159 million in 2003, $135 million in 2002 and $143 million in 2001 are more fully discussed on page 17 and are summarized below by segment:

	Restructuring Expense

				Other			Total
	Severance	Contract	Fixed Asset	Associated		Other	Special
(In millions)	Costs	Terminations	Impairments	Costs	Total	Charges	Charges

2003
Bell	$2	$—	$—	$—	$2	$—	$2
Cessna	8	—	1	—	9	—	9
Fastening Systems	34	—	34	7	75	—	75
Industrial	20	2	12	15	49	—	49
Finance	4	—	2	—	6	—	6
Corporate	3	—	—	—	3	15	18

	$71	$2	$49	$22	$144	$15	$159

2002
Bell	$4	$—	$1	$1	$6	$—	$6
Cessna	23	—	2	4	29	—	29
Fastening Systems	12	2	4	4	22	—	22
Industrial	15	2	9	13	39	—	39
Finance	—	—	—	—	—	—	—
Corporate	1	—	—	—	1	38	39

	$55	$4	$16	$22	$97	$38	$135

2001
Bell	$9	$—	$—	$12	$21	$—	$21
Cessna	—	—	—	—	—	—	—
Fastening Systems	22	2	18	8	50	2	52
Industrial	28	1	10	12	51	—	51
Finance	2	1	—	—	3	—	3
Corporate	7	—	—	—	7	9	16

	$68	$4	$28	$32	$132	$11	$143

Liquidity & Capital Resources

The liquidity and capital resources of Textron’s operations are best understood by separately considering its independent borrowing groups: Textron Manufacturing and Textron Finance. Textron Manufacturing consists of Textron Inc., the parent company, consolidated with the entities that operate in the Bell, Cessna, Fastening Systems and Industrial business segments, whose financial results are a reflection of the ability to manage and finance the development, production and delivery of tangible goods and services. Textron Finance consists of Textron’s wholly owned commercial finance subsidiary, Textron Financial Corporation, consolidated with its subsidiaries. The financial results of Textron Finance are a reflection of its ability to provide financial services in a competitive marketplace, at appropriate pricing, while managing the associated financial risks. The fundamental differences between each borrowing group’s activities result in different measures used by investors, rating agencies and analysts.

Textron Inc. provides a support agreement to Textron Finance that requires Textron Inc. to maintain 100% ownership of Textron Finance. The agreement also requires Textron Finance to maintain fixed charge coverage of no less than 125% and consolidated shareholder’s equity of no less than $200 million. Textron Finance’s bank agreements prohibit the termination of the support agreement.

Operating Cash Flows

Textron Manufacturing’s financial position continued to be strong at the end of 2003 and included cash and cash equivalents of $486 million, compared with $286 million at the end of 2002. During 2003, cash flows from operations were the primary source of funds for the operating needs, restructuring activities, dividends and capital expenditures of Textron Manufacturing. Management analyzes operating cash flows by tracking free cash flow, which is calculated using net cash provided by operating activities, adding back after-tax cash used for restructuring activities and proceeds on the sale of fixed assets, then subtracting capital expenditures, including those financed with capital leases.

Cash provided by operating activities for Textron Manufacturing totaled $681 million in 2003, $495 million in 2002 and $756 million in 2001. This includes after-tax cash used to finance Textron’s restructuring program totaling $57 million in 2003, $58 million in 2002 and $60 million in 2001. The increase in cash provided in 2003 was primarily due to a $109 million tax refund received in 2003 along with improved working capital management.

Cash provided by operating activities for Textron Finance totaled $242 million in 2003, $198 million in 2002 and $275 million in 2001. The increase in cash provided in 2003 and the decrease in 2002 were primarily due to the timing of payments of accrued interest and other liabilities.

Investing Cash Flows

Cash provided (used) by investing activities for Textron Manufacturing totaled $(214) million in 2003, $319 million in 2002 and $(441) million in 2001. The decrease in 2003 was primarily due to the receipt in 2002 of a $510 million repayment by Textron Finance of an advance made in 2001. Excluding this investment activity, Textron Manufacturing’s cash provided (used) by investing activities was $(214) million in 2003, $(191) million in 2002 and $69 million in 2001. The decrease in 2002 was largely due to the receipt of after-tax proceeds of $582 million in 2001 upon the sale of Automotive Trim.

Cash provided (used) by investing activities for Textron Finance, excluding the $510 million advance discussed above, totaled $272 million in 2003, $(498) million in 2002 and $(389) million in 2001. The significant increase in 2003 was primarily due to a $389 million increase in finance receivable repayments relative to new finance receivable originations and $196 million in higher proceeds from receivable sales. Proceeds received from securitization trusts totaled $706 million in 2003, $707 million in 2002 and $1.3 billion in 2001.

Capital Expenditures

Capital expenditures for Textron Manufacturing totaled $310 million in 2003, $301 million in 2002 and $510 million in 2001. This includes expenditures purchased through capital leases of $26 million in 2003 and $23 million in 2002. The decline in 2003 and 2002 from the 2001 level was primarily due to a planned decrease in capital spending and the sale of the Trim business in 2001.

Acquisitions

There were no significant acquisitions made in 2003, 2002 or 2001. In 2001, Textron Manufacturing acquired four companies for an aggregate cost of $211 million, plus assumed debt of $2 million, and Textron Finance acquired a small business direct portfolio for $387 million.

Financing Cash Flows

Cash used by financing activities for Textron Manufacturing totaled $469 million in 2003, $803 million in 2002 and $329 million in 2001. During 2003, Textron Manufacturing issued $250 million in term notes under Textron Inc.’s existing shelf registration filed with the Securities and Exchange Commission. The proceeds were utilized in the redemption of $500 million in mandatorily redeemable preferred securities in July 2003.

Cash provided (used) by financing activities for Textron Finance totaled $(354) million in 2003, $786 million in 2002 and $(405) million in 2001. These changes are largely due to issuances of term notes and principal payments on debt. The cash used in 2003 primarily relates to the paydown of commercial paper and other short-term debt at year-end from the proceeds received from receivable sales in the fourth quarter. In addition, in 2003, under new and existing shelf registration statements, Textron Finance issued $1.2 billion of term notes, primarily in U.S. and Canadian markets. In 2002, Textron Finance issued $2.0 billion of term notes to refinance maturing term debt and to repay the 2001 advance of $510 million from Textron Manufacturing. In 2001, $0.9 billion of term notes were issued to refinance maturing commercial paper and long-term debt.

Principal Payments and Retirements of Long-Term Debt and Mandatorily Redeemable Preferred Securities

In 2003, 2002 and 2001, Textron Manufacturing made principal payments of $508 million, $544 million and $62 million, respectively. In 2003, these payments include the $500 million payment to redeem the mandatorily redeemable preferred securities discussed above. The increase in 2002 was primarily due to the payment of a $500 million note that matured.

In 2003, 2002 and 2001, Textron Finance made principal payments on long-term debt of $1.4 billion, $1.7 billion and $1.3 billion, respectively.

Stock Repurchases

In 2003, 2002 and 2001, Textron repurchased 1,951,000, 5,734,000 and 738,000 shares of common stock, respectively, under its Board authorized share repurchase program for an aggregate cost of $66 million, $248 million and $47 million, respectively. The increase in 2002 primarily reflects the utilization of proceeds from the sale of Automotive Trim.

Dividends

Textron’s Board of Directors approved the annual dividend per common share of $1.30 in 2003, 2002 and 2001. Dividend payments to shareholders totaled $222 million, $182 million and $184 million in 2003, 2002 and 2001, respectively. The increase in 2003 is due to an additional payment made in fiscal 2003 when the fourth quarter dividend, that is typically paid in the following year, was paid within fiscal 2003 on January 1, 2004.

Discontinued Operations Cash Flows

Net cash provided by (used in) discontinued operations for Textron Manufacturing represents the OmniQuip business and totaled $171 million in 2003, $16 million in 2002 and $(32) million in 2001. In August 2003, Textron Manufacturing received a $90 million cash payment upon the sale of its remaining OmniQuip business to JLG Industries, Inc., and in the first quarter of 2003, a $108 million tax refund was received related to the sale of the Snorkel product line and the capital stock of the OmniQuip Textron Inc. holding company in December 2001.

Net cash provided by (used in) discontinued operations for Textron Finance represents the small business finance operation and totaled $175 million in 2003, $27 million in 2002 and $21 million in 2001. In the fourth quarter of 2003, Textron Finance sold substantially all of its small business finance operation to MBNA America Bank, N.A. for $421 million in cash.

Capital Resources

Textron Manufacturing’s debt (net of cash) to total capital ratio as of January 3, 2004 was 29.5%, compared with 35.9% at December 28, 2002 with the mandatorily redeemable preferred securities included as debt. Textron Manufacturing has established a target debt-to-capital ratio in the mid-thirties. Consistent with the methodology used by members of the financial community, leverage of the manufacturing operations excludes the debt of Textron Finance. In turn, Textron Finance limits its borrowings to an amount, taking into account the risk profile of its assets, consistent with a single A credit rating. Surplus capital of Textron Finance is returned to Textron.

Borrowings have historically been a secondary source of funds for Textron Manufacturing and, along with the collection of finance receivables, are a primary source of funds for Textron Finance. Both Textron Manufacturing and Textron Finance utilize a broad base of financial sources for their respective liquidity and capital needs. Our credit ratings are predominantly a function of our ability to generate operating cash flow and satisfy certain financial ratios. Since high-quality credit ratings provide us with access to a broad base of global investors at an attractive cost, we target a long-term A rating from the independent debt-rating agencies. As of January 3, 2004, our credit ratings remain strong from all three agencies: Standard & Poor’s (Textron Manufacturing: A- long-term; A2 short-term; and Textron Finance: A- longterm; A2 short-term; outlook stable for both groups); Moody’s Investors Service (A3 long-term; P2 short-term; outlook negative) and Fitch (A- long-term; F2 short-term; outlook negative).

During the first quarter of 2003, Fitch downgraded Textron Manufacturing’s and Textron Finance’s longterm debt ratings from an A to A- and the short-term debt ratings from F1 to F2 and affirmed its negative outlook for the ratings. In the second quarter of 2003, Standard & Poor’s downgraded Textron Manufacturing’s long-term and short-term ratings to A- and A2, respectively, and affirmed Textron Finance’s longterm debt rating of A-. Standard & Poor’s also upgraded its outlook from negative to stable for both borrowing groups. The economic environment and its potential impact on the financial performance from the aerospace and financial services industries were listed as contributing factors to the rating downgrade. The actions of the rating agencies have had minimal impact on our cost of capital and have not resulted in any loss of access to capital.

For liquidity purposes, Textron Manufacturing and Textron Finance have a policy of maintaining sufficient unused lines of credit to support their outstanding commercial paper. None of these lines of credit were used at January 3, 2004 or at December 28, 2002. Textron Manufacturing has primary revolving credit facilities of $1.5 billion, of which $1 billion will expire in 2007. During 2003, Textron Manufacturing renegotiated $500 million of the credit facility and extended its expiration to March 2004. In addition, Textron Manufacturing amended its credit facilities to permit Textron Finance to borrow under those facilities. Textron Finance also has bank lines of credit of $1.5 billion of which $500 million expires in 2004, and $1.0 billion expires in 2008. Both $500 million facilities include one-year term out options, effectively extending their expirations into 2005. At January 3, 2004, the lines of credit not reserved as support for commercial paper and letters of credit were $1.5 billion for Textron Manufacturing and $966 million for Textron Finance.

During 2003, Textron Finance filed a shelf registration statement with the Securities and Exchange Commission enabling Textron Finance to issue public debt securities in one or more offerings up to a total maximum offering of $4 billion. At January 3, 2004, Textron Finance had $3.6 billion available under this facility. Textron Manufacturing has $650 million available under an existing shelf registration filed with the Securities and Exchange Commission.

Textron Finance also utilizes the asset securitization market to manage asset exposures and diversify funding sources. These securitizations provided Textron Finance with an alternate source of liquidity. Textron Finance anticipates that it will enter into additional securitization transactions in 2004.

Contractual Obligations

The following table summarizes Textron Manufacturing’s known contractual obligations to make future payments or other consideration pursuant to certain contracts as of January 3, 2004, as well as an estimate of the timing in which these obligations are expected to be satisfied.

	Payment Due by Period

	Less than			More than
(In millions)	1 Year	2-3 Years	4-5 Years	5 Years	Total

Textron Manufacturing:
Liabilities reflected in balance sheet:
Long-term debt	$312	$377	$376	$836	$1,901
Capital lease obligations	4	21	4	97	126
Pension benefits for unfunded plans	13	24	21	146	204
Postretirement benefits other than pensions	57	105	92	427	681
Other long-term liabilities	106	126	58	250	540
Liabilities not reflected in balance sheet:
Operating leases	77	102	44	152	375
Purchase obligations	974	113	16	39	1,142

Total Textron Manufacturing	$1,543	$868	$611	$1,947	$4,969

Long-term debt and capital lease obligations included in the table above do not include interest payments.

Textron maintains defined benefit pension plans and postretirement benefit plans other than pensions discussed in Note 12 to the consolidated financial statements. Included in the table above are discounted estimated benefit payments to be made by Textron related to unfunded pension and other postretirement benefit plans. Actual benefit payments are dependent on a number of factors, including mortality assumptions, expected retirement age, rate of compensation increases and medical trend rates, which are subject to change in future years. In addition, Textron expects to make contributions to its funded pension plans of about $25 million per year over the next five years, which are subject to change due to actual return on plan assets and other pension assumptions, and have not been reflected in the table above.

Other long-term liabilities primarily include those undiscounted amounts on Textron’s balance sheet as of January 3, 2004 representing obligations under deferred compensation arrangements and estimated environmental remediation costs. Expected payments under deferred compensation arrangements have been estimated based on management’s assumptions of expected retirement age, mortality, stock price and rates of return on participant deferrals. Timing of cash flows associated with environmental remediation costs are largely based on historical experience.

Operating leases represent undiscounted obligations under noncancelable leases.

Purchase obligations represent undiscounted obligations for which Textron is committed to purchase goods and services as of January 3, 2004. Textron’s ultimate liability for these obligations may be reduced based upon termination provisions included in certain purchase contracts, the costs incurred to date by vendors under these contracts or by recourse under firm contracts with the U.S. Government under normal termination clauses.

The following table summarizes Textron Finance’s known contractual obligations to make future payments. Due to the nature of finance companies, Textron Finance also has contractual cash receipts that will be received in the future. Textron Finance generally borrows funds at various contractual maturities to match the maturities of its finance receivables. The contractual payments and receipts as of January 3, 2004 are detailed below:

	Payment Due by Period

	Less than			More than
(In millions)	1 Year	2-3 Years	4-5 Years	5 Years	Total

Textron Finance:
Contractual payments:
Commercial paper and other short-term debt, net of cash	$163	$—	$—	$—	$163
Term debt	1,181	1,390	819	497	3,887
Operating leases	5	6	4	4	19
Mandatorily redeemable securities	—	—	—	26	26

Total contractual payments	1,349	1,396	823	527	4,095

Contractual receipts:
Finance receivables(1)	1,611	1,108	1,154	1,262	5,135
Operating leases	25	34	18	15	92

Total contractual receipts	1,636	1,142	1,172	1,277	5,227

Net contractual receipts (payments)(2)	$287	$(254)	$349	$750	$1,132

Cumulative net cash inflow	$287	$33	$382	$1,132

(1)	Based on contractual cash flows; amount could differ due to prepayments, chargeoffs and other factors.

(2)	Excludes finance charges and discounts from receivables, debt interest payments, proceeds from sale of operating lease equipment and other items.

As shown in the preceding table, cash collections from finance assets are expected to be sufficient to cover maturing debt and other contractual liabilities. At January 3, 2004, Textron Finance had $1.7 billion in debt, $399 million in other liabilities and $48 million in deferred income taxes that are due within the next twelve months.

At January 3, 2004, Textron Finance had unused commitments to fund new and existing customers under $1.1 billion of committed revolving lines of credit, compared with $1.5 billion at December 28, 2002. The decrease is largely related to the continued liquidation of the non-core syndicated bank loan portfolio in 2003. Since many of the agreements will not be used to the extent committed or will expire unused, the total commitment amount does not necessarily represent future cash requirements.

Off-Balance Sheet Arrangements

Textron has certain ventures where we have guaranteed debt and lease obligations up to an aggregate amount of approximately $93 million. Included in this amount is our guarantee of one-half of Citation- Share’s debt and lease obligations up to a maximum of $70 million, of which $33 million in such obligations were outstanding as of January 3, 2004.

Textron also participates in two joint ventures for the development of certain aircraft for which Textron has not guaranteed any debt obligations. Bell Helicopter has partnered with The Boeing Company in the development of the V-22 tiltrotor and with Agusta in the development of the BA609 and AB139. These agreements enable us to share expertise and costs, and ultimately the profits, with our partners in these ventures.

Textron has also entered into other guarantee arrangements as more fully discussed in Notes 3 and 15 to the consolidated financial statements.

Textron Manufacturing enters into a forward contract in Textron common stock on an annual basis. The contract is intended to hedge the earnings and cash volatility of stock-based incentive compensation indexed to Textron stock. The forward contract requires annual cash settlement between the counter parties based upon a number of shares multiplied by the difference between the strike price and the prevailing Textron common stock price. At the end of 2003, this forward contract was for approximately 2 million shares with a strike price of $44.88. The market price of the stock was $57.19 at January 3, 2004, resulting in a receivable of $25 million. A cash payment was received of approximately $26 million on this contract on January 22, 2004.

Textron Finance sells finance receivables utilizing both securitizations and whole-loan sales. As a result of these transactions, finance receivables are removed from the balance sheet, and the proceeds received are used to reduce the recorded debt levels. Despite the reduction in the recorded balance sheet position, Textron Finance generally retains a subordinate interest in the finance receivables sold through securitizations, which may affect operating results through periodic fair value adjustments. These retained interests are more fully discussed in the securitizations section of Note 3 to the consolidated financial statements. Textron Finance utilizes these off-balance sheet financing arrangements (primarily asset-backed securitizations) to further diversify funding alternatives. These arrangements are an important source of funding that provided net proceeds from continuing operations of $765 million and $707 million in 2003 and 2002, respectively.

Textron Finance also sells receivables in whole-loan sales in which it maintains a continuing interest through limited credit enhancement in the form of a contingent liability related to finance receivable credit losses and, to a lesser extent, prepayment risk. Textron Finance has a contingent liability related to the sale of equipment lease rental streams in 2003 and 2001. The maximum liability at January 3, 2004 was $45 million, and in the event Textron Finance’s credit rating falls below BBB, it is required to pledge a related pool of equipment residuals that amount to $103 million. Textron Finance has valued this contingent liability based on assumptions for annual credit losses and prepayment rates of 0.25% and 7.5%, respectively. An instantaneous 20% adverse change in these rates would have a $0.3 million impact on the valuation of this recourse liability.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires management to make complex and subjective judgments in the selection and application of accounting policies. The accounting policies that we believe are most critical to the portrayal of Textron’s financial condition and results of operations, and that require management’s most difficult, subjective and complex judgments in estimating the effect of inherent uncertainties are listed below. This section should be read in conjunction with Note 1 to the consolidated financial statements, which includes other significant accounting policies.

Receivable and Inventory Reserves

We evaluate the collectibility of our commercial and finance receivables based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its short-term financial obligations to us (e.g., bankruptcy filings, substantial downgrading of credit scores, geographic economic conditions, etc.), we record a specific reserve for bad debts for amounts we estimate to be potentially uncollectible. Receivables are charged off when deemed uncollectible. For homogeneous loan pools and all other receivables, we recognize reserves for bad debts based on current delinquencies, the characteristics of the existing accounts, historical loss experience, the value of underlying collateral, and general economic conditions and trends. Finance receivables are written down to the fair value (less estimated costs to sell) of the related collateral at the earlier of the date when the collateral is repossessed or when no payment has been received for six months, unless we deem the receivable collectible.

Reserves on certain finance receivables are determined using estimates of related collateral values based on historical recovery rates and current market conditions. Management reviews the market conditions for used equipment and aircraft inventories on a periodic basis. A deterioration in market conditions resulting in lower recovery rates would result in lower estimated collateral values, increasing the amount of reserves required on related receivables and used inventories on hand. Based on current market conditions and recovery rates, we believe our reserves are adequate as of January 3, 2004.

Long-Term Contracts

We recognize revenue and profit as work on certain government long-term engineering, development and production contracts progresses using the contract method of accounting, which relies on estimates of the total contract cost and revenue. Estimated contract cost and revenue are based on current contract specifications, expected engineering requirements and the achievement of contract milestones, including product deliveries. Contract costs are typically incurred over a period of several years, and the estimation of these costs requires substantial judgments. The cost estimation process is based on the professional knowledge and experience of engineers and program managers along with finance professionals. The duration of the contracts and the technical challenges included in certain contracts affect our ability to estimate costs precisely. As a result, we update our projections of costs at least semiannually or when circumstances significantly change. Adjustments to projected costs are recognized in net earnings when determinable. Favorable changes in estimates result in additional profit recognition, while unfavorable changes in estimates result in the reversal of previously recognized earnings. Any anticipated losses on contracts are charged to earnings when identified. Earnings on long-term contracts could be reduced by a material amount resulting in a charge to income if (a) total estimated contract costs are significantly higher than expected due to changes in customer specifications prior to contract amendment, (b) there is a change in engineering efforts required during the development stage of the contract or (c) we are unable to meet contract milestones.

Goodwill and Other Intangible Assets

We evaluate the recoverability of goodwill and other intangible assets annually in the fourth quarter or more frequently if events or changes in circumstances, such as declines in sales, earnings or cash flows or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. We completed our annual impairment test in the fourth quarter of 2003 using the estimates from our long-term strategic plans. No adjustment was required to the carrying value of our goodwill or other intangible assets based on the analysis performed.

Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are primarily established using a discounted cash flow methodology using assumptions consistent with market participants. The determination of discounted cash flows is based on the businesses’ strategic plans and long-range planning forecasts. The revenue growth rates included in the plans are management’s best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each segment based on the current cost structure and anticipated net cost reductions. If different assumptions were used in these plans, the related undiscounted cash flows used in measuring impairment could be different, potentially resulting in an impairment charge.

Securitized Transactions

Securitized transactions involve the sale of finance receivables to qualified special purpose trusts. While the assets sold are no longer on our balance sheet, our retained interests are included in other assets. We may retain an interest in the transferred assets in the form of interest-only securities, subordinated certificates, cash reserve accounts, and servicing rights and obligations. Our retained interests are subordinate to other investors’ interests in the securitizations. Generally, we do not provide legal recourse to third-party investors that purchase interests in our securitizations beyond the credit enhancement inherent in the retained interest-only securities, subordinated certificates and cash reserve accounts. However, Textron Manufacturing has provided a guarantee on a limited basis to a securitization trust sponsored by a third-party financial institution that purchases timeshare note receivables from Textron Finance, as discussed more fully in Note 3 to the consolidated financial statements.

We estimate the fair value of the retained interests based on the present value of future cash flows expected using our best estimates of credit losses, prepayment speeds and discount rates commensurate with the risks involved. These assumptions are reviewed each quarter, and the retained interests are written down when the carrying value exceeds the fair value based on revised estimates and the decline is estimated to be other than temporary. Based on our sensitivity analysis, as discussed in Note 3 to the consolidated financial statements, a 20% adverse change in either the prepayment speed, expected credit losses or the residual cash flows discount rate would not result in a material charge to income.

Pension and Other Postretirement Benefits

Assumptions used in determining projected benefit obligations and the fair values of plan assets for our pension plans and other postretirement benefits are evaluated periodically by management in consultation with outside actuaries and investment advisors. Changes in assumptions are based on relevant company data. Critical assumptions, such as the discount rate used to measure the benefit obligations, the expected long-term rate of return on plan assets and healthcare cost projections, are evaluated and updated annually. We have assumed that the expected long-term rate of return on plan assets will be 8.9%. Over the last 10- and 20-year periods, our pension plan assets have earned in excess of our current assumed long-term rate of return on plan assets.

At the end of each year, we determine the discount rate that reflects the current rate at which the pension liabilities could be effectively settled. This rate should be in line with rates for high quality fixed income investments available for the period to maturity of the pension benefits, and changes as long-term interest rates change. At year-end 2003, we determined this rate to be 6.25%. Postretirement benefit plan discount rates are the same as those used by our defined benefit pension plan in accordance with the provisions of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits other than Pensions.”

In the fourth quarter of 2003, we recorded a non-cash adjustment to equity through other comprehensive loss of $35 million, after income taxes, to reflect additional minimum pension liability. Based on our current assumptions, as well as the cumulative impact of market volatility over the last four years on the value of our pension assets, we estimate that we will have no pension income, excluding curtailment gains, in 2004 in comparison with $32 million in 2003.

The trend in healthcare costs is difficult to estimate, and it has an important effect on postretirement liabilities. The 2003 healthcare cost trend rate, which is the weighted average annual projected rate of increase in the per capita cost of covered benefits, was 10%. This rate is assumed to decrease to 5.0% by 2009 and then remain at that level.

Financial Risk Management

Interest Rate Risks

Textron’s financial results are affected by changes in U.S. and foreign interest rates. As part of managing this risk, Textron enters into interest rate swap agreements to convert certain floating-rate debt to fixed-rate debt and vice versa. The overall objective of Textron’s interest rate risk management is to achieve a prudent balance between floating- and fixed-rate debt. Textron’s mix of floating- and fixed-rate debt is continuously monitored by management and is adjusted, as necessary, based on evaluation of internal and external factors. The difference between the rates Textron Manufacturing received and the rates it paid on interest rate swap agreements did not significantly impact interest expense in 2003, 2002 or 2001.

Within its Finance segment, Textron’s strategy of matching floating-rate assets with floating-rate liabilities limits its risk to changes in interest rates. This strategy includes the use of interest rate swap agreements. At January 3, 2004, floating-rate assets were equal to floating-rate liabilities, after including the impact of $1.9 billion of interest rate swap agreements on long-term debt and $238 million of interest rate swap agreements on finance receivables. For Textron Finance, interest rate swap agreements had the effect of decreasing interest expense by $43 million, $20 million and $1 million in 2003, 2002 and 2001, respectively.

Foreign Exchange Risks

Textron’s financial results are affected by changes in foreign currency exchange rates and economic conditions in the foreign markets in which products are manufactured and/or sold. For fiscal 2003, the impact of foreign exchange rate changes from fiscal 2002 increased revenues by approximately $313 million (3.0%) and increased segment profit by approximately $25 million (2.8%).

Textron Manufacturing manages its exposures to foreign currency assets and earnings primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. During 2003, Textron Manufacturing primarily used borrowings denominated in Euro and British Pound Sterling for these purposes.

In addition, as part of managing its foreign currency transaction exposures, Textron Manufacturing enters into foreign currency forward exchange and option contracts. These contracts are generally used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the functional currency. The notional amount of outstanding foreign exchange contracts, foreign currency options and currency swaps was approximately $519 million at the end of 2003 and $721 million at the end of 2002.

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

Presented below is a sensitivity analysis of the fair value of Textron’s financial instruments entered into for purposes other than trading at year-end. The following table illustrates the hypothetical change in the fair value of the financial instruments at year-end assuming a 10% decrease in interest rates, a 10% strengthening in exchange rates against the U.S. dollar and a 10% decrease in the quoted market prices of applicable marketable equity securities. The estimated fair value of the financial instruments was determined by discounted cash flow analysis and by independent investment bankers. This sensitivity analysis is most likely not indicative of actual results in the future.

	2003			2002

			Hypothetical			Hypothetical
	Carrying	Fair	Change in	Carrying	Fair	Change in
(In millions)	Value*	Value*	Fair Value	Value*	Value*	Fair Value

Interest Rate Risk
Textron Manufacturing:
Debt	$(2,027)	$(2,177)	$(38)	$(1,708)	$(1,836)	$(31)
Interest rate swaps	(1)	(1)	5	4	4	3
Textron Finance:
Finance receivables	4,313	4,274	43	4,729	4,708	20
Interest rate swaps - receivables	(15)	(15)	(6)	(21)	(21)	(5)
Debt	(4,407)	(4,552)	(48)	(4,840)	(4,935)	(62)
Interest rate swaps - debt	22	22	7	67	67	9
Foreign Exchange Rate Risk
Textron Manufacturing:
Debt	(683)	(751)	(75)	(631)	(662)	(66)
Foreign currency exchange contracts	20	20	48	(4)	(4)	(21)
Equity Price Risk
Textron Manufacturing:
Available for sale securities	24	24	(2)	30	30	(3)
Marketable security price forward contracts	25	25	(12)	(3)	(3)	(9)

* Asset or (liability)

Other Matters

Environmental

As with other industrial enterprises engaged in similar businesses, Textron is involved in a number of remedial actions under various federal and state laws and regulations relating to the environment that impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which hazardous wastes or materials were disposed or released. Expenditures to evaluate and remediate contaminated sites approximated $6 million, $16 million and $14 million in 2003, 2002 and 2001, respectively. Textron currently projects that expenditures for remediation will range between $9 million and $13 million for each of the years 2004 and 2005.

Textron’s accrued estimated environmental liabilities are based on assumptions that are subject to a number of factors and uncertainties. Circumstances that can affect the reliability and precision of the accruals include the identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation, and the time period over which remediation may occur. Textron believes that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on Textron’s financial position or results of operations. Textron estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years.

Foreign Military Sales

Certain Textron products are sold through the Department of Defense’s Foreign Military Sales Program. In addition, Textron sells directly to select foreign military organizations. Sales under these programs totaled approximately 2.1% of Textron’s consolidated revenue in 2003 (less than 0.1% in the case of foreign military sales and 2.1% in the case of direct sales) and 2.2% in 2002 (0.1% and 2.1%, respectively). Such sales include military and commercial helicopters, armored vehicles, turrets and spare parts. In 2003, these sales were made primarily to the countries of Saudi Arabia (40%), United Kingdom (12%) and Thailand (11%). All sales are made in full compliance with all applicable laws and in accordance with Textron’s Code of Conduct.

Recently Issued Accounting Pronouncements

FASB Interpretation No. 46

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (“FIN 46” or the “Interpretation”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” The Interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. FIN 46 originally was effective immediately for variable interest entities created after January 31, 2003 and was effective in the third quarter of Textron’s fiscal 2003 for those created prior to February 1, 2003. Textron Manufacturing has not modified or entered into any new joint ventures in 2003. Textron Finance adopted FIN 46 for an agreement that was entered into in June 2003 and determined that the entity was not a variable interest entity.

Subsequent to the original issuance of the Interpretation, the effective date for entities created or interests obtained prior to February 1, 2003 was deferred, and in December 2003, the FASB issued a revised version of FIN 46 that provided clarification of the original Interpretation and excluded certain operating entities from its scope. Public companies are required to apply the provisions of this Interpretation specifically to entities commonly referred to as special-purpose entities (SPE) in financial statement periods ending after December 15, 2003. The effective date for all other types of entities within the scope of the Interpretation is for financial statement periods ending after March 15, 2004.

Textron Manufacturing and Textron Finance will adopt the revised FIN 46 in the first quarter of 2004 when it applies to non-SPEs for entities created or interests obtained prior to February 2003. Both borrowing groups have substantially completed the process of evaluating the Interpretation and believes it will not have a material impact on its results of operations or financial position. In the normal course of business, Textron has entered into various joint venture agreements that qualify as operating businesses. The majority of these ventures meet the criteria for exclusion from the scope of FIN 46 and do not require consolidation.

Textron Manufacturing participates in an agreement with Agusta to share certain costs and profits for the joint design, development, manufacture, marketing, sale, customer training and product support of Bell Agusta Aerospace’s BA609 and AB139. These programs have been in the development stage, and only certain marketing costs are being charged to the venture. Bell Helicopter’s share of the development costs are being charged to earnings as a period expense. This venture is within the scope of FIN 46 and is required to be evaluated under the Interpretation in the first quarter of 2004. The impact of consolidating this venture would not be material to Textron’s results of operations or financial position at this time.

FASB Staff Position 150-3

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 requires that an issuer classify certain financial instruments as liabilities. Many of the instruments included within the Statement’s scope, such as mandatorily redeemable shares, were previously classified as equity. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and was effective at the beginning of the first interim period beginning after June 15, 2003 for all other instruments. As required, Textron adopted this Statement when it became effective in July 2003 and reported its obligated mandatorily redeemable preferred securities as liabilities and all related expenses prospectively as components of income from operations.

Subsequent to adoption, on November 7, 2003, the FASB issued FASB Staff Position (FSP) 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” FSP 150-3 deferred the effective date of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests. Textron’s obligated mandatorily redeemable preferred securities were included in this deferral. FSP 150-3 states that entities that have already adopted SFAS No. 150 for instruments within the scope of its indefinite deferral shall reverse the effects of that adoption in the first fiscal period beginning after the date the FSP was issued. Textron will adopt FSP 150-3 in the first quarter of 2004. Since Textron Finance’s mandatorily redeemable preferred securities will be included in the adoption of FIN 46 in the first quarter of 2004, and Textron Manufacturing redeemed its preferred securities in July 2003, the adoption of FSP 150-3 will have no impact on Textron’s results of operations or financial position.

FASB Staff Position 106-1

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. This Act introduced a prescription drug benefit under Medicare Part D along with a federal subsidy to sponsors of retiree health care benefit plans that provide a similar benefit. On January 12, 2004, the FASB issued FSP 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” to address the accounting and disclosure implications resulting from the Act. FSP 106-1 is effective for financial statements for fiscal years ending after December 7, 2003 and provides a one-time election to delay reporting the effects of the Act until authoritative guidance on the accounting for the federal subsidy is issued. Textron has elected to defer accounting for the Act in accordance with this one-time election until authoritative guidance on the appropriate accounting is issued.

Forward-looking Information: Certain statements in this Annual Report and other oral and written statements made by Textron from time to time are forward-looking statements, including those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures. These forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any forward-looking statements. These forward- looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (a) the extent to which Textron is able to achieve savings from its restructuring plans; (b) uncertainty in estimating the amount and timing of restructuring charges and related costs; (c) changes in worldwide economic and political conditions that impact interest and foreign exchange rates; (d) the occurrence of work stoppages and strikes at key facilities of Textron or Textron’s customers or suppliers; (e) government funding and program approvals affecting products being developed or sold under government programs; (f) cost and delivery performance under various program and development contracts; (g) the adequacy of cost estimates for various customer care programs including servicing warranties; (h) the ability to control costs and successful implementation of various cost reduction programs; (i) the timing of certifications of new aircraft products; (j) the occurrence of further downturns in customer markets to which Textron products are sold or supplied or where Textron Finance offers financing; (k) changes in aircraft delivery schedules or cancellation of orders; (l) the impact of changes in tax legislation (including the expiration of “bonus depreciation” provisions scheduled to end in 2004); (m) Textron’s ability to offset, through cost reductions, raw material price increases and pricing pressure brought by original equipment manufacturer customers; (n) the availability and cost of insurance; (o) pension plan income falling below current forecasts; (p) Textron Finance’s ability to maintain portfolio credit quality; (q) Textron Finance’s access to debt financing at competitive rates; and (r) uncertainty in estimating contingent liabilities and establishing reserves tailored to address such contingencies.

Report of Management

Management is responsible for the integrity and objectivity of the financial data presented in this Annual Report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management’s best estimates and judgments. The independent auditors, Ernst & Young LLP, have audited the consolidated financial statements and have considered the internal control structure to the extent they believed necessary to support their report, which appears below.

We conduct our business in accordance with the standards outlined in the Textron Business Conduct Guidelines which is communicated to all employees. Honesty, integrity and high ethical standards are the core values of how we conduct business. Every Textron division prepares and carries out an annual Compliance Plan to ensure these values and standards are maintained. Our internal control structure is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and that transactions are properly executed and recorded. The internal control structure includes, among other things, established policies and procedures, an internal audit function, and the selection and training of qualified personnel. Textron’s management is responsible for implementing effective internal control systems and monitoring their effectiveness, as well as developing and executing an annual internal control plan.

The Audit Committee of our Board of Directors, on behalf of the shareholders, oversees management’s financial reporting responsibilities. The Audit Committee, comprised of six directors who are not officers or employees of Textron, meets regularly with the independent auditors, management and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the independent auditors and the internal auditors have free and full access to senior management and the Audit Committee.

Lewis B. Campbell	Ted R. French
Chairman, President and Chief	Executive Vice President and
Executive Officer	Chief Financial Officer
January 29, 2004

Report of Independent Auditors

To the Board of Directors and Shareholders
Textron Inc.

We have audited the accompanying consolidated balance sheets of Textron Inc. as of January 3, 2004 and December 28, 2002, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended January 3, 2004. These financial statements are the responsibility of Textron’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Inc. at January 3, 2004 and December 28, 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 7 to the consolidated financial statements, in 2002 Textron adopted Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and the remaining provisions of Financial Accounting Standards No. 141, “Business Combinations.”

As discussed in Note 10 to the consolidated financial statements, in 2003 Textron adopted Financial Accounting Standards No. 150, “ Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”

Boston, Massachusetts
January 29, 2004

Consolidated Statements of Operations

For each of the years in the three-year period ended January 3, 2004

(In millions, except per share amounts)	2003	2002	2001

Revenues
Manufacturing revenues	$9,287	$9,766	$11,295
Finance revenues	572	584	681

Total revenues	9,859	10,350	11,976

Costs, expenses and other
Cost of sales	7,669	7,961	9,440
Selling and administrative	1,294	1,305	1,457
Interest, net	270	297	425
Provision for losses on finance receivables	81	111	69
Special charges	159	135	143
Gain on sale of businesses	(15)	(25)	(342)

Total costs, expenses and other	9,458	9,784	11,192

Income from continuing operations before income taxes and distributions on preferred securities of subsidiary trusts	401	566	784
Income taxes	(107)	(173)	(284)
Distributions on preferred securities of subsidiary trusts, net of income taxes	(13)	(26)	(26)

Income from continuing operations	281	367	474
Loss from discontinued operations, net of income taxes	(22)	(3)	(308)

Income before cumulative effect of change in accounting principle	259	364	166
Cumulative effect of change in accounting principle, net of income taxes	—	(488)	—

Net income (loss)	$259	$(124)	$166

Per common share:
Basic:
Income from continuing operations	$2.07	$2.64	$3.36
Loss from discontinued operations, net of income taxes	(.16)	(.02)	(2.19)
Cumulative effect of change in accounting principle, net of income taxes	—	(3.52)	—

Net income (loss)	$1.91	$(.90)	$1.17

Diluted:
Income from continuing operations	$2.05	$2.62	$3.32
Loss from discontinued operations, net of income taxes	(.16)	(.02)	(2.16)
Cumulative effect of change in accounting principle, net of income taxes	—	(3.48)	—

Net income (loss)	$1.89	$(.88)	$1.16

See notes to the consolidated financial statements.

Consolidated Balance Sheets

As of January 3, 2004 and December 28, 2002

(Dollars in millions, except share data)	2003	2002

Assets
Textron Manufacturing
Cash and cash equivalents	$486	$286
Commercial and U.S. Government receivables (less allowance for doubtful accounts of $66 in 2003 and $48 in 2002)	1,135	1,159
Inventories	1,439	1,566
Income taxes receivable	—	193
Other current assets	532	498
Assets of discontinued operations	—	237

Total current assets	3,592	3,939

Property, plant and equipment, net	1,925	1,955
Goodwill	1,420	1,353
Other intangible assets, net	40	47
Other assets	1,780	1,566

Total Textron Manufacturing assets	8,757	8,860

Textron Finance
Cash	357	21
Finance receivables, net	5,016	5,389
Goodwill	169	169
Other assets	791	804
Assets of discontinued operations	—	271

Total Textron Finance assets	6,333	6,654

Total assets	$15,090	$15,514

Liabilities and Shareholders’ Equity
Liabilities
Textron Manufacturing
Current portion of long-term debt and short-term debt	$316	$25
Accounts payable	702	857
Accrued liabilities	1,238	1,324
Liabilities of discontinued operations	—	86

Total current liabilities	2,256	2,292

Accrued postretirement benefits other than pensions	590	611
Other liabilities	1,519	1,403
Long-term debt	1,711	1,683
Mandatorily redeemable preferred securities	—	485

Total Textron Manufacturing liabilities	6,076	6,474

Textron Finance
Other liabilities	501	369
Deferred income taxes	390	398
Debt	4,407	4,840
Obligated mandatorily redeemable preferred securities of Finance subsidiary holding solely junior subordinated debentures	26	27

Total Textron Finance liabilities	5,324	5,634

Total liabilities	11,400	12,108

Shareholders’equity
Capital stock:
Preferred stock:
$2.08 Cumulative Convertible Preferred Stock, Series A (liquidation value $11)	4	5
$1.40 Convertible Preferred Dividend Stock, Series B (preferred only as to dividends)	6	6
Common stock (198,957,000 and 197,110,000 shares issued and 137,238,000 and 136,500,000 outstanding)	25	25
Capital surplus	1,148	1,080
Retained earnings	5,606	5,526
Accumulated other comprehensive loss	(64)	(225)

	6,725	6,417
Less cost of treasury shares	3,035	3,011

Total shareholders’equity	3,690	3,406

Total liabilities and shareholders’equity	$15,090	$15,514

See notes to the consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

For each of the years in the three-year period ended January 3, 2004

	Shares Outstanding *			Dollars
	(In thousands)			(In millions)

	2003	2002	2001	2003	2002	2001

$2.08 Preferred stock
Beginning balance	120	133	143	$5	$5	$5
Conversion to common stock	(8)	(13)	(10)	(1)	—	—

Ending balance	112	120	133	$4	$5	$5

$1.40 Preferred stock
Beginning balance	56	62	67	$6	$6	$7
Conversion to common stock	(4)	(6)	(5)	—	—	(1)

Ending balance	52	56	62	$6	$6	$6

Common stock
Beginning balance	136,500	141,251	140,933	$25	$25	$24
Purchases	(1,951)	(5,734)	(738)	—	—	—
Exercise of stock options	1,788	689	882	—	—	—
Conversion of preferred stock to common stock	48	79	60	—	—	1
Other issuances of common stock	853	215	114	—	—	—

Ending balance	137,238	136,500	141,251	$25	$25	$25

Capital surplus
Beginning balance				$1,080	$1,064	$1,026
Conversion of preferred stock to common stock				—	—	—
Exercise of stock options and other issuances				68	16	38

Ending balance				$1,148	$1,080	$1,064

Retained earnings
Beginning balance				$5,526	$5,829	$5,848
Net income (loss)				259	(124)	166
Dividends declared on common stock (per share: $1.30)				(179)	(179)	(185)

Ending balance				$5,606	$5,526	$5,829

Treasury stock
Beginning balance				$3,011	$2,772	$2,744
Purchases of common stock				66	249	34
Issuance of common stock				(42)	(10)	(6)

Ending balance				$3,035	$3,011	$2,772

Accumulated other comprehensive income (loss)
Beginning balance				$(225)	$(223)	$(172)
Currency translation adjustment				159	78	(20)
Deferred gains (losses) on hedge contracts				37	13	(32)
Unrealized gains on securities				—	2	1
Minimum pension liability adjustment				(35)	(95)	—

Other comprehensive income (loss)				161	(2)	(51)

Ending balance				$(64)	$(225)	$(223)

Comprehensive income (loss)
Net income (loss)				$259	$(124)	$166
Other comprehensive income (loss)				161	(2)	(51)

Comprehensive income (loss)				$420	$(126)	$115

*	Shares issued at the end of 2003, 2002, 2001 and 2000, were as follows (in thousands): $2.08 Preferred 181; 189; 202 and 212 shares, respectively; $1.40 Preferred - 540; 543; 549 and 554 shares, respectively; Common - 198,957; 197,110; 196,337 and 195,394 shares, respectively.

See notes to the consolidated financial statements.

Statements of Cash Flows

For each of the years in the three-year period ended January 3, 2004

	Consolidated

(In millions)	2003	2002	2001

Cash flows from operating activities:
Income from continuing operations	$281	$367	$474
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Earnings of Textron Finance greater than distributions	—	—	—
Depreciation	338	332	391
Amortization	18	26	105
Provision for losses on finance receivables	81	111	69
Gain on sale of businesses	(15)	(25)	(342)
Special charges	159	135	143
Non-cash gain on securitizations	(15)	(28)	(43)
Deferred income taxes	(41)	326	126
Changes in assets and liabilities excluding those related to acquisitions and divestitures:
Commercial and U.S. Government receivables	87	(20)	(93)
Inventories	172	97	62
Other assets	(237)	(320)	(37)
Accounts payable	(199)	(159)	196
Accrued liabilities	175	(215)	(60)
Other, net	44	13	(2)

Net cash provided by operating activities of continuing operations	848	640	989

Cash flows from investing activities:
Finance receivables:
Originated or purchased	(9,824)	(8,874)	(7,456)
Repaid	8,793	7,454	5,588
Proceeds on receivables sales and securitization sales	1,162	966	2,019
Cash used in acquisitions	—	(2)	(596)
Net proceeds from sale of businesses	14	27	695
Capital expenditures	(301)	(295)	(527)
Proceeds on sale of property, plant and equipment	55	62	82
Due (from) to Textron (Finance) Manufacturing	—	—	—
Other investing activities, net	159	(27)	(125)

Net cash provided (used) by investing activities of continuing operations	58	(689)	(320)

Cash flows from financing activities:
(Decrease) increase in short-term debt	(321)	154	(608)
Proceeds from issuance of long-term debt	1,682	2,495	1,480
Principal payments and retirements of long-term debt and mandatorily redeemable preferred securities	(1,882)	(2,207)	(1,360)
Proceeds from employee stock ownership plans	67	24	27
Purchases of Textron common stock	(64)	(248)	(47)
Dividends paid	(222)	(182)	(184)
Dividends paid to Textron Manufacturing	—	—	—
Capital contributions to Textron Finance	—	—	—
Other financing activities, net	(8)	—	—

Net cash (used) provided by financing activities of continuing operations	(748)	36	(692)

Effect of exchange rate changes on cash and cash equivalents	32	17	5

Net cash provided (used) by continuing operations	190	4	(18)
Net cash provided (used) by discontinued operations	346	43	(11)

Net increase (decrease) in cash and cash equivalents	536	47	(29)
Cash and cash equivalents at beginning of year	307	260	289

Cash and cash equivalents at end of year	$843	$307	$260

Supplemental schedule of non-cash investing and financing activities:
Capital lease obligations incurred to finance future construction	$—	$79	$—
Capital expenditures financed through capital leases	$26	$23	$—

*	Textron is segregated into two borrowing groups, Textron Manufacturing and Textron Finance as described in Note 1 to the consolidated financial statements along with the principles of consolidation. Textron Manufacturing’s cash flows include the pretax income from Textron Finance. All significant transactions between Textron Manufacturing and Textron Finance have been eliminated from the “Consolidated” column.

See notes to the consolidated financial statements.

	TEXTRON MANUFACTURING*			TEXTRON FINANCE*

(In millions)	2003	2002	2001	2003	2002	2001

Cash flows from operating activities:
Income from continuing operations	$281	$367	$474	$79	$76	$120
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Earnings of Textron Finance greater than distributions	(4)	(23)	(78)	—	—	—
Depreciation	304	305	372	34	27	19
Amortization	7	16	83	11	10	22
Provision for losses on finance receivables	—	—	—	81	111	69
Gain on sale of businesses	(15)	(25)	(342)	—	—	—
Special charges	153	135	140	6	—	3
Non-cash gain on securitizations	—	—	—	(15)	(28)	(43)
Deferred income taxes	(12)	268	80	(29)	58	46
Changes in assets and liabilities excluding those related to acquisitions and divestitures:
Commercial and U.S. Government receivables	87	(20)	(93)	—	—	—
Inventories	172	97	62	—	—	—
Other assets	(233)	(306)	(49)	(4)	(14)	12
Accounts payable	(200)	(136)	156	1	(23)	40
Accrued liabilities	101	(196)	(74)	74	(19)	14
Other, net	40	13	25	4	—	(27)

Net cash provided by operating activities of continuing operations	681	495	756	242	198	275

Cash flows from investing activities:
Finance receivables:
Originated or purchased	—	—	—	(9,824)	(8,874)	(7,456)
Repaid	—	—	—	8,793	7,454	5,588
Proceeds on receivables sales and securitization sales	—	—	—	1,162	966	2,019
Cash used in acquisitions	—	(2)	(209)	—	—	(387)
Net proceeds from sale of businesses	14	27	695	—	—	—
Capital expenditures	(284)	(278)	(510)	(17)	(17)	(17)
Proceeds on sale of property, plant and equipment	55	62	82	—	—	—
Due (from) to Textron (Finance) Manufacturing	—	510	(510)	—	(510)	510
Other investing activities, net	1	—	11	158	(27)	(136)

Net cash provided (used) by investing activities of continuing operations	(214)	319	(441)	272	(1,008)	121

Cash flows from financing activities:
(Decrease) increase in short-term debt	(10)	(156)	(330)	(311)	310	(278)
Proceeds from issuance of long-term debt	246	303	307	1,436	2,192	1,173
Principal payments and retirements of long-term debt and mandatorily redeemable preferred securities	(508)	(544)	(62)	(1,374)	(1,663)	(1,298)
Proceeds from employee stock ownership plans	67	24	27	—	—	—
Purchases of Textron common stock	(64)	(248)	(47)	—	—	—
Dividends paid	(222)	(182)	(184)	—	—	—
Dividends paid to Textron Manufacturing	30	—	—	(105)	(53)	(42)
Capital contributions to Textron Finance	—	—	(40)	—	—	40
Other financing activities, net	(8)	—	—	—	—	—

Net cash (used) provided by financing activities of continuing operations	(469)	(803)	(329)	(354)	786	(405)

Effect of exchange rate changes on cash and cash equivalents	31	18	5	1	(1)	—

Net cash provided (used) by continuing operations	29	29	(9)	161	(25)	(9)
Net cash provided (used) by discontinued operations	171	16	(32)	175	27	21

Net increase (decrease) in cash and cash equivalents	200	45	(41)	336	2	12
Cash and cash equivalents at beginning of year	286	241	282	21	19	7

Cash and cash equivalents at end of year	$486	$286	$241	$357	$21	$19

Supplemental schedule of non-cash investing and financing activities:
Capital lease obligations incurred to finance future construction	$—	$79	$—	$—	$—	$—
Capital expenditures financed through capital leases	$26	$23	$—	$—	$—	$—

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation

Textron is a global, multi-industry company with manufacturing and finance operations primarily in North America, Western Europe, South America and Asia/Pacific. Textron’s principal markets are summarized below by segment.

Segment	Principal Markets

Bell	• Commercial and military helicopters and tiltrotors
• Defense and aerospace
• Piston aircraft engines
Cessna	• General aviation aircraft
• Business jets including fractional ownership
• Overnight express package carriers, humanitarian flights, tourism and freight
Fastening Systems	• Aerospace
• Automotive
• Computer, electronics, electrical and industrial equipment
• Construction
• Non-automotive transportation
• Telecommunications
Industrial	• Automotive original equipment manufacturers and other industrial suppliers
• Golf courses, resort communities and municipalities, and commercial and industrial users
• Original equipment manufacturers, governments, distributors and end-users of fluid and power systems
• Electrical construction and maintenance, telecommunications and plumbing industries
Finance	• Secured commercial loans and leases

The consolidated financial statements include the accounts of Textron and all of its majority- and wholly owned subsidiaries. Investments in which Textron does not have control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for under the equity method. Textron’s share of net earnings and losses from these investments is included in the consolidated statement of operations. In the normal course of business, Textron has entered into various joint venture agreements. At January 3, 2004 and December 29, 2002, other assets include $34 million and $35 million, respectively, attributable to investments in unconsolidated joint ventures. Textron accounts for its interest in these ventures under the equity method of accounting. Since Textron’s equity in the income (loss) from joint ventures is not material, it is not separately reported and is included within cost of sales. Textron’s loss from unconsolidated joint ventures totaled $7 million in 2003 and $10 million each year in 2002 and 2001.

Textron’s financings are conducted through two borrowing groups, Textron Finance and Textron Manufacturing. This framework is designed to enhance Textron’s borrowing power by separating the Finance segment. Textron Finance consists of Textron Financial Corporation consolidated with its subsidiaries, which are the entities through which Textron operates its Finance segment. Textron Finance finances its operations by borrowing from its own group of external creditors. All significant intercompany transactions are eliminated.

Textron Manufacturing is Textron Inc., the parent company, consolidated with the entities which operate in the Bell, Cessna, Fastening Systems and Industrial business segments. Textron reorganized into these segments in the second quarter of 2003 in order to streamline its management structure. Under the new structure, Textron Systems and Textron Lycoming (Lycoming) are combined with Bell Helicopter to form the Bell segment and Cessna Aircraft is reported as a separate segment. The remaining Industrial Products and Industrial Components businesses have been combined to form the Industrial segment. Previously, in January 2002, management responsibility for certain divisions was also reorganized to reflect the sale of the Automotive Trim business. The former automotive divisions are included in the Industrial segment. All prior period data have been appropriately reclassified.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these statements and accompanying notes. Some of the more significant estimates include inventory valuation, residual values of leased assets, allowance for credit losses on receivables, product liability, workers’ compensation, actuarial assumptions for the pension and postretirement plans, estimates of future cash flows associated with long-lived assets, environmental and warranty reserves, and amounts reported under long-term contracts. Management’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and management’s assessments of the probable future outcomes of these matters. Actual results could differ from such estimates.

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

When a sale arrangement involves multiple elements, such as sales of products that include customization services, the deliverables in the arrangement are evaluated to determine whether they represent separate units of accounting. This evaluation occurs at inception of the arrangement and as each item in the arrangement is delivered. The total fee from the arrangement is allocated to each unit of accounting based on its relative fair value, taking into consideration any performance, cancellation, termination or refund type provisions. Fair value for each element is established generally based on the sales price charged when the same or similar element is sold separately. Revenue is recognized when revenue recognition criteria for each unit of accounting are met. The adoption of Emerging Issues Task Force (EITF) 00-21 “Revenue Arrangements with Multiple Deliverables” in the third quarter of 2003 did not have a material impact on Textron’s results of operations or financial position.

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

Textron continues to manufacture aircraft under the V-22 low-rate initial production releases that began prior to 2003. Revenues under those releases are recorded on a cost incurred basis primarily as a result of the significant engineering effort required over a lengthy period of time during the initial development phase in relation to total contract volume. The development effort is substantially complete for new production releases in 2003 and revenue on those releases will be recognized as units are delivered, which is expected to begin in late 2004.

Revenue from certain qualifying noncancelable aircraft and other product lease contracts are accounted for as sales-type leases. The present value of all payments (net of executory costs and any guaranteed residual values) is recorded as revenue, and the related costs of the product are charged to cost of sales. Generally, these leases are financed through Textron Finance and the associated interest is recorded over the term of the lease agreement using the interest method. Lease financing transactions that do not qualify as sales-type leases are accounted for under the operating method wherein revenue is recorded as earned over the lease period.

Finance revenues include interest on finance receivables, which is recognized using the interest method to provide a constant rate of return over the terms of the receivables. Finance revenues also include direct loan origination costs and fees received, which are deferred and amortized over the contractual lives of the respective receivables using the interest method. Unamortized amounts are recognized in revenues when receivables are sold or pre-paid. Accrual of interest income is suspended for accounts that are contractually delinquent by more than three months, unless collection is not doubtful. In addition, detailed reviews of loans may result in earlier suspension if collection is doubtful. Accrual of interest is resumed when the loan becomes contractually current, and suspended interest income is recognized at that time.

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

Loan Impairment

Textron Finance periodically evaluates finance receivables, excluding homogeneous loan portfolios and finance leases, for impairment. A loan is considered impaired when it is probable that Textron Finance will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured by comparing the fair value of a loan to its carrying amount. Fair value is based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or, if the loan is collateral dependent, at the fair value of the collateral. If the fair value of the loan is less than its carrying amount, Textron Finance establishes a reserve based on this difference. This evaluation is inherently subjective, as it requires estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may differ from actual results.

Securitized Transactions

Textron Finance sells or securitizes loans and leases and retains servicing responsibilities and subordinated interests, including interest-only securities, subordinated certificates and cash reserves, all of which are retained interests in the securitized receivables. These retained interests are subordinate to other investors’ interests in the securitizations. A gain or loss on the sale of finance receivables depends in part on the previous carrying amount of the finance receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Retained interests are recorded at fair value as a component of other assets.

Textron Finance estimates fair value based on the present value of future expected cash flows using management’s best estimates of key assumptions: credit losses, prepayment speeds, forward interest rate yield curves and discount rates commensurate with the risks involved. Textron Finance reviews the fair values of the retained interests quarterly using updated assumptions and compares such amounts with the carrying value of the retained interests. When the carrying value exceeds the fair value of the retained interests and the decline in fair value is determined to be other than temporary, the retained interest is written down to fair value. When a change in the fair value of the retained interest is deemed temporary, any unrealized gains or losses are included in shareholders’ equity as a component of accumulated other comprehensive loss (OCL).

Investment Securities

Investments in marketable securities are classified as available for sale and are recorded at fair value as a component of other assets. Unrealized gains and losses on these securities, net of income taxes, are included in shareholders’ equity as a component of accumulated OCL. If a decline in the fair value of a marketable security is judged to be other than temporary, the cost basis is written down to fair value with a charge to earnings. Non-marketable equity securities are accounted for under either the cost or equity method of accounting.

Inventories

Inventories are carried at the lower of cost or market. The cost of approximately 70% of inventories is determined using the last-in, first-out method. The cost of remaining inventories, other than those related to certain long-term contracts, are generally valued by the first-in, first-out method. Costs for commercial helicopters are determined on an average cost basis by model considering the expended and estimated costs for the current production release.

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

Goodwill and Other Intangible Assets

Management evaluates the recoverability of goodwill and other intangible assets annually, or more frequently if events or changes in circumstances, such as declines in sales, earnings or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are established primarily using a discounted cash flow methodology. The determination of discounted cash flows is based on the businesses’ strategic plans and long-range planning forecasts.

Derivative Financial Instruments

Textron is exposed to market risk, primarily from changes in interest rates, currency exchange rates and securities pricing. To manage the volatility relating to these exposures, Textron nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, Textron enters into various derivative transactions pursuant to Textron’s policies in such areas as counterparty exposure and hedging practices. All derivative instruments are reported on the balance sheet at fair value. Designation to support hedge accounting is performed on a specific exposure basis. Changes in fair value of financial instruments qualifying as fair value hedges are recorded in income, offset in part or in whole by corresponding changes in the fair value of the underlying exposures being hedged. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in OCL net of deferred taxes. Changes in fair value of derivatives not qualifying as hedges are reported in income. Textron does not hold or issue derivative financial instruments for trading or speculative purposes.

Foreign currency denominated assets and liabilities are translated into U.S. dollars with the adjustments from the currency rate changes recorded in the cumulative translation adjustment account in shareholders’ equity until the related foreign entity is sold or substantially liquidated. Foreign currency financing transactions, including currency swaps, are used to effectively hedge long-term investments in foreign operations with the same corresponding currency. Foreign currency gains and losses on the hedge of the long-term investments are recorded in the cumulative translation adjustment account in accumulated OCL with the offset recorded as an adjustment to the non-U.S. dollar financing liability.

Fair Values of Financial Instruments

Fair values of cash and cash equivalents, accounts receivable, accounts payable and variable-rate receivables and debt approximate cost. The estimated fair values of other financial instruments, including debt, equity and risk management instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis or independent investment bankers. The estimated fair value of nonperforming loans included in finance receivables is based on discounted cash flow analyses using risk-adjusted interest rates or the fair value of the related collateral. Because considerable judgment is required in interpreting market data, the estimates are not necessarily indicative of the amounts that could be realized in a current market.

Stock-Based Compensation

Textron’s 1999 Long-Term Incentive Plan (1999 Plan) authorizes awards to key employees. The 1999 Plan and related awards are described more fully in Note 11. Stock-based compensation awards to employees under the 1999 Plan are accounted for using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations. No stock-based employee compensation cost related to stock options awards is reflected in net income, as all options granted under the 1999 Plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Employee compensation cost related to Textron’s performance share program and restricted stock awards is reflected in net income over the awards’ vesting period. Textron has entered into cash settlement forward contracts on its common stock to mitigate the impact of stock price fluctuations on compensation expense. The following table illustrates the effect on net income and earnings per share if Textron had applied the fair-value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

(Dollars in millions, except per share data)	2003	2002	2001

Net income (loss), as reported	$259	$(124)	$166
Add back: Stock-based employee compensation expense included in reported net income (loss)*	14	9	22
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards*	(29)	(40)	(48)

Pro forma net income (loss)	$244	$(155)	$140

Income (loss) per share:
Basic - as reported	$1.91	$(.90)	$1.17
Basic - pro forma	$1.80	$(1.12)	$.99
Diluted - as reported	$1.89	$(.88)	$1.16
Diluted - pro forma	$1.78	$(1.10)	$.98

*Net of related cash settlement forward income or expense and related tax effects

Product and Environmental Liabilities

Product liability claims are accrued on the occurrence method based on insurance coverage and deductibles in effect at the date of the incident and management’s assessment of the probability of loss when reasonably estimable.

Environmental liabilities are recorded based on the most probable cost, if known, or management’s best estimate, determined on a site-by-site basis. Textron’s environmental liabilities are undiscounted and do not take into consideration possible future insurance proceeds or significant amounts from claims against other third parties.

Recently Issued Accounting Pronouncements

FASB Interpretation No. 46

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (“FIN 46” or the “Interpretation”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” The Interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. FIN 46 originally was effective immediately for variable interest entities created after January 31, 2003 and was effective in the third quarter of Textron’s fiscal 2003 for those created prior to February 1, 2003. Textron Manufacturing has not modified or entered into any new joint ventures in 2003. Textron Finance adopted FIN 46 for an agreement that was entered into in June 2003 and determined that the entity was not a variable interest entity.

Subsequent to the original issuance of the Interpretation, the effective date for entities created or interests obtained prior to February 1, 2003 was deferred, and in December 2003, the FASB issued a revised version of FIN 46 that provided clarification of the original Interpretation and excluded certain operating entities from its scope. Public companies are required to apply the provisions of this Interpretation specifically to entities commonly referred to as special-purpose entities (SPE) in financial statement periods ending after December 15, 2003. The effective date for all other types of entities within the scope of the Interpretation is for financial statement periods ending after March 15, 2004.

Textron Manufacturing and Textron Finance will adopt the revised FIN 46 in the first quarter of 2004 when it applies to non-SPEs for entities created or interests obtained prior to February 2003. Both borrowing groups have substantially completed the process of evaluating the Interpretation and believe it will not have a material impact on their results of operations or financial position. In the normal course of business, Textron has entered into various joint venture agreements that qualify as operating businesses. The majority of these ventures meet the criteria for exclusion from the scope of FIN 46 and do not require consolidation.

Textron Manufacturing participates in an agreement with Agusta to share certain costs and profits for the joint design, development, manufacture, marketing, sale, customer training and product support of Bell Agusta Aerospace’s BA609 and AB139. These programs have been in the development stage, and only certain marketing costs are being charged to the venture. Bell Helicopter’s share of the development costs are being charged to earnings as a period expense. This venture is within the scope of FIN 46 and is required to be evaluated under the Interpretation in the first quarter of 2004. The impact of consolidating this venture would not be material to Textron’s results of operations or financial position at this time.

FASB Staff Position 150-3

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 requires that an issuer classify certain financial instruments as liabilities. Many of the instruments included within the Statement’s scope, such as mandatorily redeemable shares, were previously classified as equity. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and was effective at the beginning of the first interim period beginning after June 15, 2003 for all other instruments. As required, Textron adopted this Statement when it became effective in July 2003 and reported its obligated mandatorily redeemable preferred securities as liabilities and all related expenses prospectively as components of income from operations.

Subsequent to adoption, on November 7, 2003, the FASB issued FASB Staff Position (FSP) 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” FSP 150-3 deferred the effective date of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests. Textron’s obligated mandatorily redeemable preferred securities were included in this deferral. FSP 150-3 states that entities that have already adopted SFAS No. 150 for instruments within the scope of its indefinite deferral shall reverse the effects of that adoption in the first fiscal period beginning after the date the FSP was issued. Textron will adopt FSP 150-3 in the first quarter of 2004. Since Textron Finance’s mandatorily redeemable preferred securities will be included in the adoption of FIN 46 in the first quarter of 2004, and Textron Manufacturing redeemed its preferred securities in July 2003, the adoption of FSP 150-3 will have no impact on Textron’s results of operations or financial position.

FASB Staff Position 106-1

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. This Act introduced a prescription drug benefit under Medicare Part D along with a federal subsidy to sponsors of retiree health care benefit plans that provide a similar benefit. On January 12, 2004, the FASB issued FSP 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” to address the accounting and disclosure implications resulting from the Act. FSB 106-1 is effective for financial statements for fiscal years ending after December 7, 2003 and provides a one-time election to delay reporting the effects of the Act until authoritative guidance on the accounting for the federal subsidy is issued. Textron has elected to defer accounting for the Act in accordance with this one-time election until authoritative guidance on the appropriate accounting is issued.

Note 2 Acquisitions and Dispositions

Discontinued Operations

On August 1, 2003, Textron consummated the sale of its remaining OmniQuip business to JLG Industries, Inc. for $90 million in cash and a $10 million promissory note that was paid in full in February 2004. In the second quarter of 2003, Textron recorded $30 million in special charges for the impairment of $15 million in intangible assets and $15 million in goodwill based on the fair value implied by the sale price of OmniQuip under negotiation at that time. There was no further gain or loss recorded upon the consummation of the sale.

Textron Manufacturing has retained certain non-operating assets and liabilities of the OmniQuip business. These remaining assets and liabilities are included in the consolidated balance sheet as of January 3, 2004 and are comprised of assets amounting to approximately $15 million, including the $10 million note due from JLG Industries, Inc., and liabilities of approximately $36 million. The liabilities retained include $29 million in reserves related to a recourse liability to cover potential losses on approximately $115 million in finance receivables held by Textron Finance. See Note 3 for further discussion on transactions between the Textron’s Manufacturing and Finance borrowing groups.

In addition to its financing relationship with Textron Finance, OmniQuip also utilized third-party finance institutions to provide wholesale financing to certain customers. While these finance receivables are not reflected on Textron’s balance sheet, the finance institutions have recourse to Textron and may require Textron to repurchase equipment related to defaults. Textron generally has a secured interest in any equipment repurchased. The balance of this portfolio at January 3, 2004 was $7 million and $47 million at December 28, 2002.

The assets and liabilities for the OmniQuip discontinued business as of December 28, 2002 were as follows:

(In millions)
Commercial receivables, net	$40
Inventories	45
Income taxes receivable	54
Property, plant and equipment, net	26
Goodwill and other intangible assets, net	50
Other assets	22

Total assets	$237

Accounts payable and accrued expenses	$32
Other liabilities	54

Total liabilities	$86

In the fourth quarter of 2003, Textron Finance sold substantially all of its small business direct portfolio to MBNA America Bank, N.A. for $421 million in cash, and based upon the terms of the transaction, no gain or loss was recorded. The assets for this discontinued business as of December 28, 2002 included $200 million in net finance receivables, $12 million in goodwill and $59 million in other assets.

Textron’s consolidated statements of operations and related footnote disclosures have been recast to reflect the OmniQuip division, previously included in the Industrial segment, and the small business finance operation as discontinued operations for the periods presented. The amounts exclude general corporate overhead previously allocated to the division for segment reporting purposes.

Operating results of the discontinued businesses are as follows:

	Year Ended

(In millions)	2003	2002	2001

Revenue	$169	$308	$345

Income (loss) from discontinued operations before special charges	4	(61)	(37)
Special charges	(30)	(15)	(328)

Loss from discontinued operations	(26)	(76)	(365)
Income tax benefit	4	73	57

Loss from discontinued operations, net of income taxes	$(22)	$(3)	$(308)

Prior to the sale of OmniQuip, approximately $27 million in restructuring costs related to OmniQuip were recorded in special charges since the inception of Textron’s restructuring program. Special charges in 2001 also included a $317 million goodwill and intangible impairment charge related to OmniQuip.

On December 26, 2002, Textron sold the Snorkel product line of its OmniQuip business unit and the capital stock of OmniQuip Textron Inc. holding company to Elwood Holdings, LLC and recognized a pre-tax loss of $20 million with a tax benefit of $54 million. The tax benefit was related to the writeoff of OmniQuip goodwill in 2001, at which time only a portion of the tax benefit was realized.

Textron Automotive Trim Disposition

On December 20, 2001, Textron completed the sale of its Automotive Trim business to Collins & Aikman Products Company, a subsidiary of Collins & Aikman Corporation (C&A), for $668 million in cash, nonmarketable preferred shares of C&A valued at $147 million, 18 million shares of C&A common stock valued at $90 million and a transfer of $60 million in indebtedness. In addition, Textron entered into an $87 million lease agreement whereby equipment used by the Automotive Trim business was retained by Textron and leased back to the business through Textron Financial Corporation. Textron recognized a $339 million gain on the sale and received after-tax proceeds of approximately $582 million, including the transfer of indebtedness. The purchase and sale agreement includes a provision that entitles Textron to an additional cash payment of up to $125 million to be calculated based on C&A operating results for the five-year period ending 2006.

As a part of the disposition, certain operating leases were transferred to C&A. Textron has guaranteed C&A’s payments under these operating leases up to an aggregate remaining amount of $17 million. Textron is required to make payments under these guarantees upon a default by C&A under the lease agreements. These guarantees expire along with the underlying lease agreements. Textron believes it has sufficient recourse against C&A under the indemnity provisions of the purchase and sale agreement should it be required to make any payments under these guarantees.

In 2002, pursuant to a settlement of post-closing obligations under the purchase and sale agreement for the sale of the Automotive Trim business, Textron received $110 million from C&A and recorded an additional gain of $25 million. The transaction included the repurchase of C&A preferred shares and the settlement of all other matters under the purchase and sale agreement. In conjunction with this transaction and following C&A’s recapitalization through a share offering, the carrying value of the C&A common stock held by Textron was revised. The C&A common stock was subsequently written down and sold as discussed in Note 14.

In January 2003, Textron sold its remaining 50% interest in an Italian joint venture to C&A for a $12 million after-tax gain.

Acquisitions

Textron utilizes the purchase method of accounting for its acquisitions. During 2001, Textron Manufacturing acquired four companies at a total net cost of $209 million and also made a $40 million capital contribution to Textron Finance in support of its acquisition of a $387 million loan portfolio. During the past three years, the pro forma results of operations have not been presented for any of these acquisitions since they are not considered to be material.

Note 3 Finance Receivables and Securitizations

Finance Receivables

Textron Finance provides financial services primarily to the aircraft, golf, vacation interval resort, dealer floorplan and middle market industries under a variety of financing vehicles with various contractual maturities.

Installment contracts and finance leases have initial terms ranging from two to 20 years, and are primarily secured by the financed equipment. Finance leases include residual values expected to be realized at contractual maturity. Distribution finance and revolving loans generally mature within one to five years. Distribution finance receivables are generally secured by the inventory of the financed distributor, while revolving loans are secured by trade receivables, inventory, plant and equipment, and pools of vacation interval notes receivables, pools of residential and recreational land lots, and the underlying real property. Golf course mortgages have initial terms ranging from five to seven years with amortization periods from 15 to 25 years. Resort mortgages generally represent construction and inventory loans with terms up to two years. Golf course and resort mortgages are secured by real property and are generally limited to 75% or less of the property’s appraised market value at loan origination. Leveraged leases are secured by the ownership of the leased equipment and real property and have initial terms up to approximately 30 years.

At the end of fiscal 2003 and 2002, Textron Finance had nonaccrual finance receivables, excluding receivables with recourse to the Manufacturing group, totaling $152 million and $177 million, respectively. Of these respective amounts $99 million and $122 million were considered impaired, which excludes finance leases and homogeneous loan portfolios. The allowance for losses on finance receivables related to impaired loans was $18 million and $33 million at the end of fiscal 2003 and 2002, respectively. The average recorded investment in impaired loans during 2003 was $123 million, compared with $97 million in 2002. No interest income was recognized on these loans using the cash basis method.

The following table displays the contractual maturity of the finance receivables. It does not necessarily reflect future cash collections because of various factors including the repayment or refinancing of receivables prior to contractual maturity. Cash collections of finance receivables, excluding proceeds from receivable sales or securitizations, were $8.8 billion and $7.5 billion in 2003 and 2002, respectively. The ratio of cash collections (net of finance charges) to average net receivables, excluding distribution finance receivables and revolving loans, was approximately 57% in 2003 and 54% in 2002.

						Finance Receivables
	Contractual Maturities					Outstanding

(In millions)	2004	2005	2006	2007	Thereafter	2003	2002

Installment contracts	$281	$174	$148	$148	$645	$1,396	$1,775
Distribution finance	767	11	—	—	—	778	792
Revolving loans	350	156	125	220	343	1,194	1,200
Finance leases	68	95	24	19	103	309	345
Golf course and resort mortgages	129	161	217	156	282	945	962
Leveraged leases	16	(1)	(2)	(10)	510	513	460

	$1,611	$596	$512	$533	$1,883	5,135	5,534

Less allowance for credit losses						119	145

						$5,016	$5,389

The net investment in finance and leveraged leases was as follows:

(In millions)	2003	2002

Finance and leveraged lease receivables, net of nonrecourse debt	$784	$723
Estimated residual values on leased assets	603	589

	1,387	1,312
Unearned income	(565)	(506)

Investment in leases	822	806
Deferred income taxes	(353)	(328)

Net investment in leases	$469	$478

The activity in the allowance for credit losses on finance receivables was as follows:

(In millions)	2003	2002	2001

Balance at the beginning of the year	$145	$125	$116
Provision for losses	81	111	69
Charge-offs	(131)	(114)	(69)
Recoveries	14	11	8
Acquisitions and other	10	12	1

Balance at the end of the year	$119	$145	$125

Textron Finance manages and services finance receivables for a variety of investors, participants and third-party portfolio owners. The total managed and serviced finance receivable portfolio, including owned finance receivables, was $8.5 billion at the end of 2003 and $9.0 billion at the end of 2002. Managed receivables include owned finance receivables and finance receivables sold in securitizations and private transactions where Textron Finance has retained some element of credit risk and continues to service the portfolio.

At January 3, 2004, Textron Finance’s receivables are primarily diversified geographically across the United States, along with 4% held in South America and 9% in other countries. The most significant collateral concentration was in general aviation aircraft, which accounted for 22% of managed receivables. Textron Finance also has industry concentrations in the golf and vacation interval industries, which each accounted for 15% and 14%, respectively, of managed receivables at January 3, 2004.

Transactions between Finance and Manufacturing Groups

A portion of Textron Finance’s business involves financing retail purchases and leases for new and used aircraft and equipment manufactured by Textron Manufacturing’s Bell, Cessna and Industrial segments. In 2003, 2002 and 2001, Textron Finance paid Textron Manufacturing $0.8 billion, $1.1 billion, and $1.3 billion, respectively, relating to the sale of manufactured products to third parties that were financed by Textron Finance, and $56 million, $104 million and $62 million, respectively, for the purchase of operating lease equipment. Operating agreements specify that Textron Finance has recourse to Textron Manufacturing for outstanding balances from some of these transactions. At the end of 2003 and 2002, the amounts guaranteed by Textron Manufacturing totaled $467 million and $562 million, respectively. In addition, Textron Finance has recourse to Textron Manufacturing for the $87 million lease with C&A and for retained interests in securitizations of $30 million at the end of 2003 and $70 million at the end of 2002.

Included in the finance receivables guaranteed by Textron Manufacturing are past due loans of $69 million and $85 million at the end of 2003 and 2002, respectively, that meet the non-accrual criteria but are not classified as non-accrual by Textron Finance due to the guarantee. Textron Finance continues to recognize income on these loans. Concurrently, Textron Manufacturing is charged for their obligation to Textron Finance under the guarantee so that there are no net interest earnings for the loans on a consolidated basis. Textron Manufacturing has established reserves for losses related to these guarantees that are included in other current liabilities.

Securitizations

Textron Finance received proceeds of $0.7 billion in 2003 and $0.7 billion in 2002 from the securitization and sale (with servicing rights retained) of finance receivables. Pretax gains from securitized trust sales were approximately $43 million in 2003, $45 million in 2002 and $43 million in 2001. At the end of 2003, $2.2 billion in securitized loans were outstanding with $32 million in past due loans. Textron Finance has securitized certain receivables generated by Textron Manufacturing for which it has retained full recourse to Textron Manufacturing.

Textron Manufacturing provides a guarantee to a securitization trust sponsored by a third-party financial institution that purchases timeshare note receivables from Textron Finance. The guarantee requires Textron Manufacturing to make payments to the trust should the cash flows from the timeshare notes fall below a minimum level. The maximum potential payment required under the credit enhancement agreement is $31 million. At January 3, 2004, Textron has a fair value liability recorded of approximately $0.2 million that was established upon the sale of additional timeshare notes receivables into the trust. Textron has not been required to make any payments to the trust under the credit enhancement agreement, and based on historical experience with the collateral in the trust, no additional liability is considered necessary.

Textron Finance retained subordinated interests in the trusts which are approximately 2% to 10% of the total trust. Servicing fees range from 50 to 150 basis points. During 2003, key economic assumptions used in measuring the retained interests at the date of each securitization included prepayment speeds ranging from 7.5% to 23%, weighted average lives ranging from 0.2 to 2.1 years, expected credit losses ranging from 0.3% to 4.7%, and residual cash flows discount rates ranging from 4.7% to 7.0%. At January 3, 2004, key economic assumptions used in measuring these retained interests were as follows:

		Distribution		Vacation
	Aircraft	Finance	Land Loan	Interval
(Dollars in millions)	Loans	Loans	Receivables	Loans

Carrying amount of retained interests in securitizations, net	$100	$121	$17	$17
Weighted average life (in years)	1.8	.2	2.4	1.3
Prepayment speed (annual rate)	21.4%	—	20.0%	15.0%
Expected credit losses (annual rate)	0.5%	0.3%	3.0%	4.4%
Residual cash flows discount rate	4.1%	5.7%	5.5%	5.1%

Hypothetical adverse changes of 10% and 20% to either the prepayment speed, expected credit losses and residual cash flows discount rates assumptions would not have a material impact on the current fair value of the residual cash flows associated with the retained interests. These hypothetical sensitivities should be used with caution, as the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, a change in one factor may result in a change in another factor that may magnify or counteract the sensitivities losses. For example, increases in market interest rates may result in lower prepayments and increased credit losses.

Note 4 Inventories

	January 3,	December 28,
(In millions)	2004	2002

Finished goods	$688	$751
Work in process	681	810
Raw materials	209	191

	1,578	1,752
Less progress payments and customer deposits	139	186

	$1,439	$1,566

Inventories aggregating $1.0 billion and $1.1 billion at the end of 2003 and 2002, respectively, were valued by the last-in, first-out (LIFO) method. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $224 million and $228 million higher at those respective dates. The remaining inventories, other than those related to certain long-term contracts, are valued primarily by the first-in, first-out method. Inventories related to long-term contracts, net of progress payments and customer deposits, were $137 million at the end of 2003 and $11 million at the end of 2002.

Note 5 Long-Term Contracts

Long-term contract receivables at the end of 2003 and 2002 totaled $224 million and $201 million, respectively. This includes $126 million and $161 million, respectively, of unbilled costs and accrued profits that had not yet met the contractual billing criteria. Long-term contract receivables do not include significant amounts billed but unpaid due to contractual retainage provisions or subject to collection uncertainty. During the second half of 2001, program reviews on certain long-term development and production contracts indicated reduced profitability expectations, resulting in a $124 million charge to earnings. The reduced profitability expectations reflected the clarification of several matters including extended development schedules and planned design changes on a number of programs, as well as ongoing development efforts.

Note 6 Property, Plant and Equipment

Property, plant and equipment for Textron Manufacturing is comprised of the following:

	January 3,	December 28,
(In millions)	2004	2002

Land and buildings	$1,093	$1,046
Machinery and equipment	3,280	3,080

	4,373	4,126
Less accumulated depreciation	2,448	2,171

	$1,925	$1,955

Note 7 Goodwill and Other Intangible Assets

On December 30, 2001, Textron adopted SFAS No. 142 which required companies to stop amortizing goodwill and certain intangible assets with indefinite useful lives and requires an annual review for impairment. All existing goodwill as of December 30, 2001 was required to be tested for impairment on reporting unit basis. The reporting unit represents the operating segment unless discrete financial information is prepared and reviewed by segment management for businesses one level below that operating segment (a “component”), in which case such component is the reporting unit. In certain instances, components of an operating segment have been aggregated and deemed to be a single reporting unit based on similar economic characteristics of the components. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are established primarily using a discounted cash flow methodology. When available, comparative market multiples are used to corroborate discounted cash flow results.

With the implementation of SFAS No. 142 in 2002, an after-tax transitional impairment charge of $488 million ($561 million, pre-tax) was taken in the second quarter and retroactively recorded in the first quarter. The after-tax charge is included in the caption “Cumulative effect of change in accounting principle, net of income taxes” and relates to the following segments: $385 million in Industrial, $88 million in Fastening Systems and $15 million in Finance. For the Industrial and Fastening Systems segments, the primary factor resulting in the impairment charge was the decline in demand in certain industries in which these segments operate, especially the telecommunication industry, due to the economic slow down. The Finance segment’s impairment charge related to the franchise finance division and was primarily the result of decreasing loan volumes and an unfavorable securitization market. No impairment charge was appropriate for these segments under the previous goodwill impairment accounting standard, which Textron applied based on undiscounted cash flows.

Changes in goodwill are summarized below:

			Fastening
(In millions)	Bell	Cessna	Systems	Industrial	Finance	Total

Balance at December 29, 2001	$101	$306	$473	$931	$192	$2,003

Reclassification of intangible assets	—	—	—	36	1	37
Transitional impairment charge	—	—	(100)	(437)	(24)	(561)
Foreign currency translation	—	—	17	26	—	43

Balance at December 28, 2002	101	306	390	556	169	1,522

Foreign currency translation	—	—	30	37	—	67

Balance at January 3, 2004	$101	$306	$420	$593	$169	$1,589

Textron also adopted the remaining provisions of SFAS No. 141, “Business Combinations,” on December 30, 2001. For goodwill and intangible assets reported in connection with acquisitions made prior to July 1, 2001, these provisions broaden the criteria for recording intangible assets separate from goodwill and require that certain intangible assets that do not meet the new criteria, such as assembled workforce and customer base, be reclassified into goodwill. Upon adoption of these provisions, intangible assets totaling $37 million, net of related deferred taxes, were reclassified into goodwill within the Industrial and Finance segments.

The effect on net income of the transitional impairment charge and of excluding goodwill amortization expense is presented below:

(In millions, except per share data)	2003	2002	2001

Income before cumulative effect of change in accounting principle	$259	$364	$166
Add back: Amortization, net of income taxes	—	—	88

Adjusted net income before cumulative effect of change in accounting principle	259	364	254
Cumulative effect of change in accounting principle, net of income taxes	—	(488)	—

Adjusted net income (loss)	$259	$(124)	$254

Basic earnings per share:
Income before cumulative effect of change in accounting principle	$1.91	$2.62	$1.17
Add back: Amortization, net of income taxes	—	—	.63

Adjusted net income before cumulative effect of change in accounting principle	1.91	2.62	1.80
Cumulative effect of change in accounting principle, net of income taxes	—	(3.52)	—

Adjusted income (loss) per share - basic	$1.91	$(0.90)	$1.80

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	$1.89	$2.60	$1.16
Add back: Amortization, net of income taxes	—	—	.62

Adjusted net income before cumulative effect of change in accounting principle	1.89	2.60	1.78
Cumulative effect of change in accounting principle, net of income taxes	—	(3.48)	—

Adjusted income (loss) per share - diluted	$1.89	$(0.88)	$1.78

All of Textron’s acquired intangible assets are subject to amortization and are comprised of the following:

		January 3,2004			December 28, 2002

	Weighted
	Average
	Amortization	Gross			Gross
	Period	Carrying	Accumulated		Carrying	Accumulated
(Dollars in millions)	(in years)	Amount	Amortization	Net	Amount	Amortization	Net

Trademarks	20	$28	$4	$24	$28	$2	$26
Patents	8	12	5	7	9	4	5
Non-compete agreements	3	10	10	—	10	7	3
Other	5	15	6	9	16	3	13

		$65	$25	$40	$63	$16	$47

Amortization expense totaled $9 million in 2003 and in 2002, and $14 million in 2001. Amortization expense for fiscal years 2004, 2005, 2006, 2007 and 2008 is estimated to be approximately $6 million, $4 million, $3 million, $3 million and $2 million, respectively.

Note 8 Debt and Credit Facilities

	January 3,	December 28,
(In millions)	2004	2002

Textron Manufacturing:
Short-term debt:
Current portion of long-term debt	$316	$25

Long-term senior debt:
Medium-term notes due 2010 to 2011 (average rate - 9.85%)	17	17
6.375% due 2004	300	300
5.625% due 2005	372	308
6.375% due 2008	300	300
4.50% due 2010	250	—
6.50% due 2012	300	300
6.625% due 2020	265	241
Other long-term debt (average rate - 6.5%)	223	242

	2,027	1,708

Current portion of long-term debt	(316)	(25)

Total long-term debt	1,711	1,683

Total Textron Manufacturing debt	$2,027	$1,708

Textron Manufacturing maintains credit facilities with various banks for both short- and long-term borrowings. Textron Manufacturing has primary revolving credit facilities of $1.5 billion, of which $1 billion will expire in 2007 and $500 million will expire in March 2004. The $500 million facility includes a one-year term out option that can effectively extend its expiration into 2005. In 2003, Textron Manufacturing amended its credit facilities to permit Textron Finance to borrow under the facilities. At January 3, 2004, and December 28, 2002, none of the lines of credit were used or reserved as support for commercial paper. The weighted average interest rates for these facilities in 2003, 2002 and 2001 were 1.3%, 2.5% and 4.3%, respectively.

	January 3,	December 28,
(In millions)	2004	2002

Textron Finance:
Borrowings under or supported by credit facilities*	$520	$917
6.36% average-rate debt; due 2004 to 2009	2,831	2,586
2.29% average-rate variable notes; due 2004 to 2007	1,056	1,337

Total Textron Finance debt	$4,407	$4,840

*	The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 1.3%, 1.7% and 2.4% at year-end 2003, 2002 and 2001, respectively. Weighted average interest rates during the years 2003, 2002 and 2001 were 1.5%, 2.1% and 4.1%, respectively.

Textron Finance has bank lines of credit of $1.5 billion, of which $500 million expires in 2004 and $1 billion expires in 2008. Of these lines, $966 million was not used or reserved as support for commercial paper or bank borrowings. The $500 million facility includes a one-year term out option that can effectively extend its expiration into 2005. Lending agreements limit Textron Finance’s net assets available for dividends and other payments to Textron Manufacturing to approximately $480 million of Textron Finance’s net assets of $1,009 million at the end of 2003. These lending agreements also contain various restrictive provisions regarding additional debt, minimum net worth, creation of liens and the maintenance of a fixed charges coverage ratio.

The following table shows required payments during the next five years on debt outstanding at the end of 2003. The payment schedule excludes amounts that are payable under or supported by long-term credit facilities.

(In millions)	2004	2005	2006	2007	2008

Textron Manufacturing	$316	$391	$7	$36	$344
Textron Finance	1,181	581	809	819	—

	$1,497	$972	$816	$855	$344

Textron Manufacturing has agreed to cause Textron Finance to maintain certain minimum levels of financial performance. No payments from Textron Manufacturing were necessary in 2003, 2002 or 2001 for Textron Finance to meet these standards.

Cash paid for interest by Textron Manufacturing totaled $117 million, $125 million and $156 million in 2003, 2002 and 2001, respectively, and included $5 million, $8 million and $16 million in 2003, 2002 and 2001, respectively, paid to Textron Finance. Cash paid for interest by Textron Finance totaled $182 million, $196 million and $282 million in 2003, 2002 and 2001, respectively.

Note 9 Derivatives and Other Financial Instruments

Textron adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as of December 31, 2000. Upon adoption, a cumulative transition adjustment was recorded to increase accumulated OCL by approximately $15 million, net of income taxes, to recognize the fair value of cash flow hedges.

Fair Value Interest Rate Hedges

Textron Manufacturing’s policy is to manage interest cost using a mix of fixed- and variable-rate debt. To manage this mix in a cost efficient manner, Textron Manufacturing will enter into interest rate swaps to agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional principal amount. Since the critical terms of the debt and the interest rate swap match and the other conditions of SFAS No. 133 are met, the hedge is considered perfectly effective. The mark-to-market values of both the fair value hedge instruments and underlying debt obligations are recorded as equal and offsetting unrealized gains and losses in interest expense. In 2001 and in November 2002, Textron Manufacturing terminated all outstanding interest rate swaps and recognized a gain of $15 million in each year. Hedge accounting was discontinued at the date of the swap termination. The fair value adjustment on the debt related to the discontinued hedge is being amortized into income over the remaining life of the debt. Textron Manufacturing entered into new swap agreements in November 2002 and in March 2003 and had interest rate swaps with a fair value liability of $1 million at January 3, 2004.

Textron Finance enters into interest rate swap agreements in order to mitigate exposure to changes in the fair value of its fixed-rate portfolios of receivables and debt due to changes in interest rates. These agreements convert the fixed-rate cash flows to floating rates. At January 3, 2004, Textron Finance had interest swap agreements with a fair value of $2 million designated as fair value hedges, compared with a fair value of $42 million at December 28, 2002.

Textron Finance utilizes foreign currency interest rate exchange agreements to hedge its exposure, in a Canadian dollar functional currency subsidiary, to changes in the fair value of $60 million U.S. dollar denominated fixed-rate debt at the end of 2003 ($33 million at year-end 2002) as a result of changes in both foreign currency exchange rates and Canadian Banker’s Acceptance rates. At January 3, 2004, these instruments had a fair value liability of $1 million, compared with a fair value asset of $1 million at December 28, 2002. Textron Finance’s fair value hedges are highly effective, resulting in an immaterial net impact to earnings due to hedge ineffectiveness.

Cash Flow Interest Rate Hedges

Textron Finance enters into interest rate swap, cap and floor agreements to mitigate its exposure to variability in the cash flows received from its investments in interest-only securities resulting from securitizations, which is caused by fluctuations in interest rates. The combination of these instruments convert net residual floating-rate cash flows expected to be received by Textron Finance as a result of the securitization trust’s assets, liabilities and derivative instruments to fixed-rate cash flows. Changes in the fair value of these instruments are recorded net of the tax effect in other comprehensive income (loss) (OCL). At January 3, 2004, these instruments had a fair value liability of $14 million, compared with a fair value of $37 million at December 28, 2002. Textron Finance expects approximately $2 million of net tax deferred losses to be reclassified to earnings related to these hedge relationships in fiscal 2004.

Textron Finance utilizes foreign currency interest rate exchange agreements to hedge the exposure through March 2005, in a Canadian dollar functional currency subsidiary, to fluctuations in the cash flows to be received on $107 million of LIBOR based variable rate notes receivable as a result of changes in both foreign currency exchange rates and LIBOR. At January 3, 2004, these instruments had a fair value of $26 million, compared with a fair value of $3 million at December 28, 2002. Textron Finance expects approximately $3 million of net of tax deferred gains to be reclassified to earnings related to these hedge relationships in fiscal 2004.

At January 3, 2004, Textron Finance had $8 million of net of tax deferred losses recorded in OCL related to terminated forward starting interest rate exchange agreements. These agreements were executed to hedge the exposure to the variability in cash flows from anticipated future issuances of fixed-rate debt and were terminated upon issuance of the debt. Textron Finance is amortizing the deferred losses into interest expense over the remaining life of the hedged debt of 50 months and expects approximately $2 million, net of income taxes, deferred losses to be reclassified to earnings in fiscal 2004.

For cash flow hedges, Textron Finance recorded an after-tax gain of $11 million in 2003, and an after-tax loss of $4 million in 2002 and $11 million in 2001 to accumulated OCL with no impact to the statement of operations. Assuming no changes in interest rates, Textron Finance expects $1 million of net deferred losses to be reclassified to earnings over the next year to offset interest payments made or received. Textron Finance has not incurred or recognized any gains or losses in earnings as the result of the ineffectiveness or the exclusion from its assessment of hedge effectiveness of its cash flow hedges.

Textron had minimal exposure to loss from nonperformance by the counterparties to its interest rate swaps at the end of 2003, and does not anticipate nonperformance by counterparties in the periodic settlements of amounts due. Textron currently minimizes this potential for risk by entering into contracts exclusively with major, financially sound counterparties having no less than a long-term bond rating of “A,” by continuously monitoring such credit ratings and by limiting exposure to any one financial institution. The credit risk generally is limited to the amount by which the counterparties’ contractual obligations exceed Textron’s obligations to the counterparty.

Currency Rate Hedging

Textron manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The primary purpose of Textron’s foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials, foreign currency sales of its products, and other assets and liabilities created in the normal course of business. Textron primarily utilizes forward exchange contracts and purchased options with maturities of no more than 18 months that qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases and overhead expenses. The fair value of these instruments at January 3, 2004 was a $20 million asset. At year-end 2003, $14 million of after-tax gain was reported in accumulated OCL from qualifying cash flow hedges. This loss is generally expected to be reclassified to earnings in the next 12 months as the underlying transactions occur. Textron Manufacturing also enters into certain foreign currency derivative instruments that do not meet hedge accounting criteria, and are primarily intended to protect against exposure related to intercompany financing transactions and income from international operations. The fair value of these instruments at year-end 2003 and the net impact of the related gains and losses on selling and administrative expense in 2003 was not material.

Net Investment Hedging

Textron hedges its net investment position in major currencies and generates foreign currency interest payments that offset other transactional exposures in these currencies. To accomplish this, Textron borrows directly in foreign currency and designates a portion of foreign currency debt as a hedge of net investments. In addition, certain currency forwards are designated as hedges of Textron’s related foreign net investments. Currency effects of these hedges, which are reflected in the cumulative translation adjustment account within OCL, produced a $27 million after-tax gain during 2003, leaving an accumulated net loss balance of $19 million.

Stock-Based Compensation Hedging

Textron manages the expense related to stock-based compensation awards using cash settlement forward contracts on its common stock. The use of these forward contracts modifies compensation expense exposure to changes in the stock price with the intent to reduce potential variability. The fair value of these instruments at January 3, 2004 and December 28, 2002 was a $25 million receivable and $3 million payable, respectively. Gains and losses on these instruments are recorded as an adjustment to compensation expense when the award is charged to expense. These contracts generated income of $32 million in 2003 and expense of $4 million and $22 million in 2002 and 2001, respectively.

Fair Values of Financial Instruments

The carrying amounts and estimated fair values of Textron’s financial instruments that are not reflected in the financial statements at fair value as a matter of accounting policy are as follows:

	January 3, 2004		December 28, 2002

		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
(In millions)	Value	Value	Value	Value

Textron Manufacturing:
Debt	$(2,027)	$(2,177)	$(1,708)	$(1,836)
Textron Finance:
Finance receivables	4,313	4,274	4,729	4,708
Debt	(4,407)	(4,552)	(4,840)	(4,935)

Finance receivables exclude the fair value of finance and leveraged leases totaling $822 million at January 3, 2004 and $805 million at December 28, 2002, as these leases are recorded at fair value in the balance sheet.

Note 10 Mandatorily Redeemable Preferred Securities

Prior to Textron Finance’s acquisition of Litchfield Financial Corporation (Litchfield) in 1999, a trust, sponsored and wholly owned by Litchfield, issued to the public $26 million of mandatorily redeemable preferred securities. The trust subsequently invested the proceeds in $26 million aggregate principal amount of Litchfield 10% Series A Junior Subordinated Debentures, due 2029. The debentures are the sole asset of the trust. The preferred securities were recorded by Textron Finance at the fair value of $29 million as of the acquisition date and the fair value adjustment is being amortized through 2004. The amounts due to the trust under the debentures and the related income statement amounts have been eliminated in Textron’s consolidated financial statements. The preferred securities accrue and pay cash distributions quarterly at a rate of 10% per annum.

The trust’s obligation under the preferred securities is fully and unconditionally guaranteed by Litchfield. The trust will redeem all of the outstanding preferred securities when the debentures are paid at maturity on June 30, 2029, or otherwise become due. Litchfield has the right to redeem 100% of the principal plus accrued and unpaid interest on or after June 30, 2004. As a result of its acquisition of Litchfield, Textron Finance has agreed to make payments to the holders of the preferred securities, when due, to the extent not paid by or on behalf of the trust or subsidiary.

In July 2003, Textron redeemed its 7.92% Junior Subordinated Deferrable Interest Debentures due 2045. The debentures were held by Textron’s wholly owned trust, and the proceeds from their redemption were used to redeem all of the $500 million Textron Capital I trust preferred securities with a 7.92% dividend yield. Upon the redemption, $15 million in unamortized issuance costs were written off and recorded in Special Charges.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” that became effective for Textron at the beginning of the third quarter of 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of liabilities and equity. Financial instruments within its scope that were previously classified as equity, such as mandatorily redeemable shares, must be classified as a liability. Upon adoption of SFAS No. 150 in July 2003, Textron Finance classified its obligated mandatorily redeemable preferred securities as a liability. In addition, Textron and Textron Finance began to prospectively classify the distributions on trust preferred securities as interest expense. Subsequent to adoption, in November 2003, the FASB issued FSP 150-3 which indefinitely deferred SFAS No. 150 for these obligated mandatorily redeemable preferred securities. See Recently Issued Accounting Pronouncements in Note 1 for more details.

Note 11 Shareholders’ Equity

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

Performance Share Units and Stock Options

Textron’s 1999 Long-Term Incentive Plan (the “1999 Plan”) authorizes awards to key employees of Textron in three forms: (a) options to purchase Textron shares; (b) performance share units and (c) restricted stock. In 2003, Textron’s shareholders approved an amendment to the 1999 Plan to revise the maximum number of share awards authorized as follows: (a) 14,000,000 options to purchase Textron shares; (b) 2,000,000 performance units and (c) 2,000,000 shares of restricted stock.

Pro forma information regarding net income and earnings per share has been determined using the fair value method. For the purpose of developing the pro forma information, the fair values of options granted after 1995 are estimated at the date of grant using the Black-Scholes option-pricing model. The estimated fair values are amortized to expense over the options’ vesting period. Using this methodology, net income would have been reduced by $15 million or $0.11 per diluted share in 2003, $31 million or $0.22 per diluted share in 2002, and $26 million or $0.18 per diluted share in 2001.

The assumptions used to estimate the fair value of an option granted in 2003, 2002 and 2001, respectively, are approximately as follows: dividend yield of 3%, 3% and 3%; expected volatility of 38%, 36% and 34%; risk-free interest rates of 3%, 4% and 4%; and weighted average expected lives of 3.6 years, 3.7 years and 3.5 years. Under these assumptions, the weighted average fair value of an option to purchase one share granted in 2003, 2002 and 2001 was approximately $10, $10 and $11, respectively.

At the end of 2003, 2,491,739 stock options were available for future grant under the 1999 Plan as amended. Stock option activity is summarized as follows:

	2003		2002		2001

	Weighted		Weighted		Weighted
	Average		Average		Average
	Exercise		Exercise		Exercise
(Shares in thousands)	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	14,140	49.62	10,976	$53.50	12,631	$52.32
Granted	1,905	39.67	5,135	41.29	315	50.93
Exercised	(1,797)	39.59	(696)	34.25	(884)	30.20
Canceled	(1,090)	53.29	(1,275)	57.89	(1,086)	58.01

Outstanding at end of year	13,158	49.24	14,140	$49.62	10,976	$53.50

Exercisable at end of year	9,115	53.02	9,043	$54.08	8,653	$55.33

Stock options outstanding at the end of 2003 are summarized as follows (shares in thousands):

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Outstanding	Life (in Years)	Price	Exercisable	Price

$24 - $41	6,067	7.71	$39.44	2,405	$38.60
$42 - $64	4,642	6.12	$48.74	4,261	$49.09
$65 - $94	2,449	5.45	$74.01	2,449	$74.01

Reserved Shares of Common Stock

At the end of 2003, common stock reserved for the subsequent conversion of preferred stock and shares reserved for the exercise of stock options were 2,740,000 and 13,158,000, respectively.

Preferred Stock Purchase Rights

Each outstanding share of Textron common stock has attached to it one-half of a preferred stock purchase right. One preferred stock purchase right entitles the holder to buy one one-hundredth of a share of Series C Junior Participating Preferred Stock at an exercise price of $250. The rights become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial block of Textron’s common stock. In certain circumstances, holders may acquire Textron stock, or in some cases the stock of an acquiring entity, with a value equal to twice the exercise price. The rights expire in September 2005 but may be redeemed earlier for $.05 per right.

Income per Common Share

A reconciliation of income from continuing operations and basic to diluted share amounts is presented below.

	2003		2002		2001

(Dollars in millions,		Average		Average		Average
shares in thousands)	Income	Shares	Income	Shares	Income	Shares

Income from continuing operations	$281		$367		$474
Less: Preferred stock dividends	—		—		(1)

Basic
Available to common shareholders	281	135,875	367	138,745	473	141,050
Dilutive effect of convertible preferred stock and stock options	—	1,342	—	1,507	1	1,887

Diluted
Available to common shareholders and assumed conversions	$281	137,217	$367	140,252	$474	142,937

Accumulated Other Comprehensive Loss (OCL)

				Deferred
		Unrealized		Gains
	Currency	Gains	Pension	(Losses)
	Translation	(Losses)	Liability	on Hedge
(In millions)	Adjustment	on Securities	Adjustment	Contracts	Total

Balance at December 30, 2000	$(170)	$—	$(2)	$—	$(172)
Transition adjustment due to change in accounting, net of taxes	—	—	—	(15)	(15)
Change, net of income taxes	(31)	1	—	(17)	(47)
Automotive Trim disposal, net of income taxes	11	—	—	—	11
Net unrealized losses*	—	(6)	—	—	(6)
Reclassification adjustment*	—	6	—	—	6

Balance at December 29, 2001	(190)	1	(2)	(32)	(223)
Change, net of income taxes	78	2	(95)	13	(2)
Net unrealized losses*	—	(25)	—	—	(25)
Reclassification adjustment*	—	25	—	—	25

Balance at December 28, 2002	(112)	3	(97)	(19)	(225)
Change, net of income taxes	159	—	(35)	37	161

Balance at January 3, 2004	$47	$3	$(132)	$18	$(64)

* Net of income tax benefit of $13 in 2002 and $3 in 2001.

Note 12 Pension Benefits and Postretirement Benefits Other Than Pensions

Textron has defined benefit and defined contribution pension plans that together cover substantially all employees. The costs of the defined contribution plans amounted to approximately $22 million in 2003, $44 million in 2002 and $48 million in 2001. Defined benefits under salaried plans are based on salary and years of service. Hourly plans generally provide benefits based on stated amounts for each year of service. Textron’s funding policy is consistent with federal law and regulations. Textron offers health care and life insurance benefits for certain retired employees.

Obligations and Funded Status

The following summarizes the change in the benefit obligation; the change in plan assets; the funded status; and reconciliation to the amounts recognized in the balance sheets for the pension and postretirement benefit plans.

			Postretirement Benefits
	Pension Benefits		Other Than Pensions

(In millions)	2003	2002	2003	2002

Change in benefit obligation
Benefit obligation at beginning of year	$4,342	$3,908	$675	$632
Service cost	105	99	7	4
Interest cost	283	278	41	45
Amendments	33	12	(41)	1
Plan participants’ contributions	4	4	6	5
Actuarial losses	277	262	68	51
Benefits paid	(297)	(273)	(76)	(69)
Foreign exchange rate changes	68	51	1	1
Curtailments	(2)	1	—	5

Benefit obligation at end of year	$4,813	$4,342	$681	$675

Change in plan assets
Fair value of plan assets at beginning of year	$4,008	$4,480	—	$—
Actual return on plan assets	790	(275)	—	—
Employer contributions	29	23	—	—
Plan participants’ contributions	4	4	—	—
Benefits paid	(297)	(273)	—	—
Foreign exchange rate changes	49	49	—	—

Fair value of plan assets at end of year	$4,583	$4,008	$—	$—

Funded status of plan	(230)	$(334)	$(681)	$(675)
Unrecognized actuarial loss (gain)	839	892	137	77
Unrecognized prior service cost (benefit)	163	151	(46)	(13)
Unrecognized transition net asset	2	(4)	—	—

Net amount recognized in the balance sheet	$774	$705	$(590)	$(611)

Amounts recognized in the balance sheet consist of:

			Postretirement Benefits
	Pension Benefits		Other Than Pensions

	January 3,	December 28,	January 3,	December 28,
(In millions)	2004	2002	2004	2002

Prepaid benefit cost asset	$892	$820	$—	$—
Accrued benefit liability	(312)	(270)	(590)	(611)
Intangible assets	4	5	—	—
Accumulated OCL	190	150	—	—

Net amount recognized	$774	$705	$(590)	$(611)

The accumulated benefit obligation for all defined benefit pension plans was $4,430 million and $3,989 million at January 3, 2004 and December 28, 2002, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $798 million, $716 million and $417 million, respectively, as of January 3, 2004 and $714 million, $618 million and $365 million, respectively, as of December 28, 2002.

Components of Net Periodic Benefit Cost

				Postretirement Benefits
	Pension Benefits			Other Than Pensions

(In millions)	2003	2002	2001	2003	2002	2001

Service cost	$105	$99	$109	$7	$4	$6
Interest cost	283	278	282	41	45	49
Expected return on plan assets	(432)	(454)	(454)	—	—	—
Amortization of unrecognized transition asset	(6)	(17)	(17)	—	—	—
Amortization of prior service cost	16	15	20	(8)	(4)	(6)
Amortization of net (gain) loss	2	(16)	(30)	4	3	(2)
Curtailments	—	(6)	(6)	—	1	(5)

Net periodic benefit costs	$(32)	$(101)	$(96)	$44	$49	$42

Additional information:
Increase in minimum liability included in OCL	$40	$150	$—	$—	$—	$—

Assumptions:

Weighted average assumptions used to determine benefit obligations at year end:

			Postretirement Benefits
	Pension Benefits		Other Than Pensions

	2003	2002	2003	2002

Discount rate	6.25%	6.75%	6.25%	6.75%
Rate of compensation increase	4.20%	4.20%	—	—

Weighted average assumptions used to determine net benefit cost:

				Postretirement Benefits
	Pension Benefits			Other Than Pensions

(In millions)	2003	2002	2001	2003	2002	2001

Discount rate	6.75%	7.25%	7.50%	6.75%	7.25%	7.50%
Expected long-term rate of return on plan assets	8.90%	9.25%	9.25%	—	—	—
Rate of compensation increase	4.20%	4.50%	4.80%	—	—	—

For measurement purposes, Textron assumed an annual healthcare cost trend rate of 10% for covered healthcare benefits in 2004. The rate was assumed to decrease gradually to 5% in 2009 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-	One-Percentage-
	Point	Point
	Increase	Decrease

Effect on total of service and interest cost components	$5	$(3)
Effect on postretirement benefit obligations other than pensions	49	$(43)

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 was enacted in December 2003 and allows for a two-year transitional period. The Act provides for discounts on prescription drug costs through the Medicare Program to eligible retirees (Medicare Part D) as well as a subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare Part D benefit. The potential impact of the Act has not been included in Textron’s estimate of the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost for 2003. Textron will evaluate the impact of the Act, including assessing potential amendments to Textron’s Retirement Plan, in 2004.

Plan Assets

Textron’s percentages of the fair value of total pension plan assets by major category are as follows:

	Percentage of Plan Assets at

	January 3,	December 28,
Asset Category	2004	2002

Equity securities	61%	52%
Debt securities	24%	31%
Real estate	7%	9%
Other	8%	8%

Total	100%	100%

Investment Strategy

Textron’s pension assets are invested with the objective of achieving a total rate of return over the long term, sufficient to fund future pension obligations and to minimize future pension contributions. Textron is willing to tolerate a commensurate level of risk to achieve this objective based on the funded status of the plans and the long-term nature of Textron’s pension liability. Risk is controlled by maintaining a portfolio of assets that is diversified across a variety of asset classes, investment styles and investment managers. All of the assets are managed by external investment managers, and the majority of the assets are actively managed. Where possible, investment managers are prohibited from owning Textron stock in the portfolios that they manage on behalf of Textron.

Asset allocation target ranges were established consistent with the investment objectives, and the assets are rebalanced periodically. The expected long-term rate of return on plan assets was determined based on a variety of considerations, including the established asset allocation targets and expectations for those asset classes, historical returns of the plans’ assets and the advice of outside advisors. For 2004, the target allocation range is 47% to 67% for equity securities, 18% to 28% for debt securities and 7% to 13% each for real estate and other assets.

Future Cash Flow Impact

Contributions

In 2004, Textron expects to contribute in the range of $20 to $25 million to its pension plans and does not expect to contribute to its other postretirement benefit plans.

Estimated Future Benefits

The following benefit payments, which reflect expected future employee service, as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure Textron’s benefit obligation at the end of fiscal 2003.

		Postretirement
		Benefits
	Pension	Other Than
	Benefits	Pensions

2004	$276	$59
2005	281	59
2006	285	59
2007	291	59
2008	298	59
2009 - 2013	1,639	271

Note 13 Income Taxes

Textron files a consolidated federal income tax return for all U.S. subsidiaries and separate returns for foreign subsidiaries. Income from continuing operations before income taxes and distributions on preferred securities of subsidiary trusts is as follows:

(In millions)	2003	2002	2001

United States	$240	$469	$816
Foreign	161	97	(32)

Total	$401	$566	$784

Income tax expense for continuing operations is summarized as follows:

(In millions)	2003	2002	2001

Federal:
Current	$34	$53	$152
Deferred	9	80	90
State	15	15	25
Foreign	49	25	17

Income tax expense	$107	$173	$284

The following reconciles the federal statutory income tax rate to the effective income tax rate reflected in the consolidated statements of operations:

	2003	2002	2001

Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State income taxes	2.4	1.8	1.4
Goodwill	—	—	2.9
Permanent items from Trim divestiture	—	1.3	1.4
Favorable tax settlements	(3.2)	(2.2)	—
ESOP dividends	(2.3)	(3.2)	—
Foreign tax rate differential	(1.6)	(0.2)	(0.5)
Export sales benefit	(1.4)	(1.5)	(1.5)
Other, net	(2.2)	(0.4)	(2.5)

Effective income tax rate	26.7%	30.6%	36.2%

The tax effects of temporary differences that give rise to significant portions of Textron’s net deferred tax assets and liabilities were as follows:

	January 3,	December 28,
(In millions)	2004	2002

Deferred tax assets:
Warranty and product maintenance reserves	$110	$102
Self-insured liabilities, including environmental	91	91
Deferred compensation	156	139
Obligation for postretirement benefits	31	57
Investment securities	20	24
Allowance for credit losses	77	50
Amortization of goodwill and other intangibles	47	55
Non-U.S. net operating loss carryforwards	53	45
Other, principally timing of other expense deductions	54	66

Total deferred tax assets	639	629
Valuation allowance for deferred tax assets	(75)	(69)

	$564	$560

Deferred tax liabilities:
Textron Finance transactions, principally leasing	$(412)	$(390)
Property, plant and equipment, principally depreciation	(111)	(126)
Inventory	(24)	(38)
Currency translation adjustment	(6)	(21)

Total deferred tax liabilities	(553)	(575)

Net deferred tax asset (liability)	$11	$(15)

At January 3, 2004 and December 28, 2002, Textron had non-U.S. net operating loss carryforwards for income tax purposes of $166 million and $135 million, respectively, of which $140 million and $58 million, respectively, can be carried forward indefinitely. The balance expires at various dates through 2013. A valuation allowance at January 3, 2004 and December 28, 2002, of $53 million and $45 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefits of the loss carryforwards.

Deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries, which approximated $865 million at the end of 2003. Management intends to reinvest those earnings for an indefinite period, except for distributions having an immaterial tax effect. If foreign subsidiaries’ earnings were distributed, 2003 taxes, net of foreign tax credits, would be increased by approximately $155 million.

Cash payments for taxes, net of tax refunds received, for Textron Manufacturing totaled $(158) million in 2003, $42 million in 2002 and $122 million in 2001. Cash payments for taxes, net of tax refunds, for Textron Finance totaled $(6) million in 2003, $(31) million in 2002 and $16 million in 2001.

Note 14 Special Charges

Textron recorded special charges of $159 million in 2003, $135 million in 2002 and $143 million in 2001. These charges are summarized below for the applicable segments:

	Restructuring Expense

				Other			Total
	Severance	Contract	Fixed Asset	Associated		Other	Special
(In millions)	Costs	Terminations	Impairments	Costs	Total	Charges	Charges

2003
Bell	$2	$—	$—	$—	$2	$—	$2
Cessna	8	—	1	—	9	—	9
Fastening Systems	34	—	34	7	75	—	75
Industrial	20	2	12	15	49	—	49
Finance	4	—	2	—	6	—	6
Corporate	3	—	—	—	3	15	18

	$71	$2	$49	$22	$144	$15	$159

2002
Bell	$4	$—	$1	$1	$6	$—	$6
Cessna	23	—	2	4	29	—	29
Fastening Systems	12	2	4	4	22	—	22
Industrial	15	2	9	13	39	—	39
Finance	—	—	—	—	—	—	—
Corporate	1	—	—	—	1	38	39

	$55	$4	$16	$22	$97	$38	$135

2001
Bell	$9	$—	$—	$12	$21	$—	$21
Cessna	—	—	—	—	—	—	—
Fastening Systems	22	2	18	8	50	2	52
Industrial	28	1	10	12	51	—	51
Finance	2	1	—	—	3	—	3
Corporate	7	—	—	—	7	9	16

	$68	$4	$28	$32	$132	$11	$143

To improve returns at core businesses and to complete the integration of certain acquisitions, Textron approved and committed to a restructuring program in the fourth quarter of 2000 based upon targeted cost reductions. This program was expanded in 2001, and in October 2002, Textron announced a further expansion of the program as part of its strategic effort to improve operating efficiencies, primarily in its industrial businesses. Textron’s restructuring program includes corporate and segment direct and indirect workforce reductions, consolidation of facilities primarily in the United States and Europe, rationalization of certain product lines, outsourcing of non-core production activity, the divestiture of noncore businesses, and streamlining of sales and administrative overhead. Under this restructuring program, Textron has reduced its workforce by approximately 9,400 employees and has closed 88 facilities, including 40 manufacturing plants, primarily in the Industrial and Fastening Systems segments. Textron expects a total reduction of about 10,000 employees, excluding approximately 700 Trim employees and 1,000 OmniQuip employees, representing approximately 18% of its global workforce since the restructuring was first announced.

As of January 3, 2004, $389 million of cost has been incurred relating to continuing operations (including $11 million related to Trim), with $154 million in the Industrial segment, $147 million in the Fastening Systems segment, $38 million in the Cessna segment, $30 million in the Bell segment, $9 million in the Finance segment and $11 million at Corporate. Costs incurred through January 3, 2004 include $209 million in severance costs, $94 million in asset impairment charges, $10 million in contract termination costs and $76 million in other associated costs.

Textron estimates that approximately $127 million in additional program costs will be incurred primarily in the Fastening Systems and Industrial segments. In total, Textron estimates that the entire program for continuing operations will be approximately $516 million (including $11 million related to Trim) and will be substantially complete by 2004. This estimate includes amounts for projects that have not been formally approved and initiated as of January 3, 2004. For projects that have been formally approved and initiated as of January 3, 2004, Textron expects to incur approximately $42 million in additional severance costs, $15 million in other associated costs and $4 million in contract termination costs. In addition, management anticipates that certain long-lived assets may become impaired as plans are formalized and approved for specific restructuring projects. Once a plan is approved, the long-lived assets affected by the plan are evaluated to determine if the held for sale criteria established by SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets,” have been met. If all the criteria have been met, the assets are measured at the lower of the carrying amount or fair value less costs to sell. If the criteria have not been met, the estimated remaining undiscounted cash flows for the assets are compared with the carrying amount and, if less, an impairment charge is taken based on the excess of the carrying amount over the respective fair value at that time.

Textron adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” as of the beginning of fiscal 2003 for projects initiated after December 28, 2002. Previously, certain costs related to restructuring that were not accruable under the prior standard were recorded in segment profit as incurred. With the adoption of this Statement, all restructuring and related costs for which this Statement applies have been aggregated and recorded in special charges. Prior period amounts have been reclassified to conform to this presentation.

An analysis of the restructuring program and related reserve account is summarized below:

		Contract	Other	Asset
	Severance	Termi-	Associated	Impair-
(In millions)	Costs	nations	Costs	ments	Total

Balance at December 30, 2000	$14	$1	$—	$—	$15
Additions	70	4	32	28	134
Reserves deemed unnecessary	(2)	—	—	—	(2)
Non-cash utilization	(4)	—	—	(28)	(32)
Cash paid	(50)	(2)	(32)	—	(84)

Balance at December 29, 2001	$28	$3	$—	$—	$31

Additions	61	5	22	16	104
Reserves deemed unnecessary	(6)	(1)	—	—	(7)
Non-cash utilization	—	—	—	(16)	(16)
Cash paid	(61)	(4)	(22)	—	(87)

Balance at December 28, 2002	$22	$3	$—	$—	$25

Additions	$72	$2	$22	$49	$145
Reserves deemed unnecessary	(1)	—	—	—	(1)
Non-cash utilization	—	—	—	(49)	(49)
Cash paid	(61)	(2)	(22)	—	(85)

Balance at January 3, 2004	$32	$3	$—	$—	$35

Severance costs are generally paid on a monthly basis over the severance period granted to each employee or on a lump sum basis when required. Severance costs include outplacement costs, which are paid in accordance with normal payment terms. Contract termination costs are generally paid upon exiting the facility or over the remaining lease term. Other associated costs primarily include outsourcing certain operations, plant rearrangement, machinery and equipment relocation, and employee replacement and relocation costs, which are paid in accordance with normal payment terms.

The specific restructuring measures and associated estimated costs are based on Textron’s best judgment under prevailing circumstances. Textron believes that the restructuring reserve balance of $35 million is adequate to cover the costs presently accruable relating to activities formally identified and committed to under approved plans as of January 3, 2004, and anticipates that all actions related to these liabilities will be completed within a twelve-month period.

Other Charges

In July 2003, Textron redeemed its 7.92% Junior Subordinated Deferrable Interest Debentures due 2045. The debentures were held by Textron’s wholly owned trust, and the proceeds from their redemption were used to redeem all of the $500 million Textron Capital I trust preferred securities. Upon the redemption, $15 million in unamortized issuance costs were written off and recorded in special charges.

During the second half of 2002, the C&A common stock owned by Textron experienced a decline in market value. Textron acquired this stock as a result of the disposition of the Trim business. In December 2002, Moody’s lowered its liquidity rating of C&A. Due to this indicator and the extended length of time and extent to which the market value of the stock was less than the carrying value, Textron determined that the decline in the market value of the stock was other than temporary and wrote down its investment in the stock. The write-down resulted in a pre-tax loss of $38 million, which is included in special charges. Textron sold its remaining investment in C&A common stock for cash proceeds of $34 million and a pre-tax gain of $12 million in the first quarter of 2004.

During 2001, Textron recorded a $6 million impairment charge related to its e-business securities, and subsequently realized a $3 million net loss on the sale of its remaining e-business securities. These charges are included in special charges on the consolidated statement of operations. Textron had no remaining investments in e-business securities as of January 3, 2004 and December 28, 2002.

Note 15 Commitments and Contingencies

Textron is subject to legal proceedings and other claims arising out of the conduct of Textron’s business, including proceedings and claims relating to private sector transactions; government contracts; production partners; product liability; employment; and environmental, safety, and health matters. Some of these legal proceedings and claims seek damages, fines, or penalties in substantial amounts or remediation of environmental contamination. Under federal government procurement regulations, certain claims brought by the U.S. Government could result in Textron’s suspension or debarment from U.S. Government contracting for a period of time. On the basis of information presently available, Textron believes that these proceedings and claims will not have a material effect on Textron’s financial position or results of operations.

During 2002, the Lycoming aircraft engine business, in conjunction with the Federal Aviation Administration, recalled approximately 950 turbocharged airplane engines and mandated the inspection of another 736 engines to replace potentially faulty crankshafts manufactured by a third-party supplier. Lycoming initiated a comprehensive customer care program to replace the defective crankshafts, make any necessary related repairs and compensate its customers for the loss of use of their aircraft during the recall. This program is substantially complete. It is possible, however, that additional engines outside of the current recall could potentially be affected. Accordingly, Textron has continued to monitor the performance of the crankshafts previously supplied by the third party to ensure that the current recall, inspection, repair and customer care program adequately covers all engines with potentially faulty crankshafts. Lycoming’s program for the inspection and replacement of potentially defective zinc-plated bolts manufactured by a third-party supplier for use in certain aircraft engines is substantially complete. Management believes that Textron’s reserves are adequate based on the estimated remaining costs of these programs. Actual costs could vary depending upon the actual experience of the programs, recoveries received from third parties or expansion of the existing programs.

On a periodic basis, Bell Helicopter’s overhead cost rates are audited by the Defense Contract Audit Agency (DCAA). In 1998, Bell received a payment of $100 million from its joint venture partner, the Agusta Division of Finmeccanica S.p.A., now AgustaWestland NV (Agusta), as consideration for Agusta’s access to Bell’s worldwide marketing and distribution network for the Agusta 139 model and for the opportunity to participate with Bell in the BA609 project. Bell notified the government of the payment and the basis on which it was made in a timely manner. In November 2001, a DCAA audit report recommended that the payment from Agusta should be credited against Bell’s overhead costs, retroactive to 1998. At the request of the cognizant contracting officer at the Defense Contract Management Agency (DCMA), Bell responded to the audit report. The DCMA contracting officer took the issue under advisement. On April 17, 2003, the DCMA sent Bell an “initial finding” letter requesting Bell to respond to the finding. Bell responded to this letter in August 2003. The initial finding indicates the contracting officer’s preliminary agreement with the audit report and begins a contractual process that could potentially lead to a government claim against the company if the contracting officer makes a final decision in agreement with the audit report. Management believes that it has no obligation to credit any portion of the $100 million payment to Bell’s overhead pools and intends to contest the initial finding, as well as any claim that may be asserted by the government.

At January 3, 2004, Textron Finance had unused commitments to fund new and existing customers under $1.1 billion of committed revolving lines of credit. Generally, interest rates on these commitments are not set until the loans are funded so Textron Finance is not exposed to interest rate changes.

Guarantees

Textron has a joint venture with TAG Aviation USA, Inc. to sell fractional share interests in small business jets. During 2003, 2002 and 2001, Textron recorded revenue of $65 million, $64 million and $38 million, respectively, for the sale of aircraft to this venture through arm’s length transactions. Profit on these sales is initially deferred, then recognized on a pro-rata basis as fractional share interests are sold to third parties. Textron and TAG Aviation USA, Inc. have both guaranteed one-half of the venture’s debt and lease obligations up to a maximum of $70 million. At January 3, 2004, Textron’s portion of the outstanding debt and operating lease commitments covered by this guarantee totaled $33 million. Textron would be required to make payments under these guarantees if the joint venture defaults under the related debt agreements.

While Textron has several other joint venture agreements that have external financing arrangements, Textron has only guaranteed approximately $23 million in debt obligations related to these ventures. Textron would be required to make payments under these guarantees if a joint venture defaults under the debt agreements.

In the ordinary course of business, Textron enters into letters of credit and other similar arrangements with financial institutions. The letters of credit typically serve as a guarantee of payment or performance to certain third parties in accordance with specified terms and conditions. Management knows of no event of default that would require Textron to satisfy these guarantees at the end of 2003.

Textron has a number of guaranteed minimum resale value contracts associated with certain past aircraft sales. These guarantees require Textron to make possible future payments to a customer in the event that the fair value of an aircraft falls below a minimum guaranteed amount, or to stipulate a minimum trade-in value. The agreements generally include operating restrictions such as maximum usage over the guarantee period or minimum maintenance requirements. The amount of resale value guaranteed at January 3, 2004 was approximately $59 million. Based on the estimated fair values of the guaranteed aircraft prevailing at January 3, 2004, Textron recorded a $3 million liability for its obligation under these agreements. The guarantee contracts expire as follows: $36 million in 2004, $5 million in 2005, $3 million in 2006 and $15 million in 2012.

Textron Finance sells receivables in whole-loan sales where limited credit enhancement is typically provided in the form of a contingent liability related to finance receivable credit losses and, to a lesser extent, prepayment risk. Textron Finance has a contingent liability related to the sale of equipment lease rental streams in 2003 and 2001. The maximum liability at January 3, 2004 was $45 million, and in the event Textron Finance’s credit rating falls below BBB, it is required to pledge a related pool of equipment residuals that amount to $103 million. Textron Finance has valued this contingent liability based on assumptions for annual credit losses and prepayment rates of 0.25% and 7.5%, respectively.

Leases

Rental expense approximated $110 million, $105 million and $101 million in 2003, 2002 and 2001, respectively. Future minimum rental commitments for noncancelable operating leases in effect at the end of 2003 approximated $82 million for 2004; $61 million for 2005; $47 million for 2006; $25 million for 2007; $23 million for 2008; and a total of $156 million thereafter.

Environmental Remediation

Textron’s accrued estimated environmental liabilities are based upon currently available facts, existing technology and presently enacted laws and regulations and are subject to a number of factors and uncertainties. Circumstances that can affect the reliability and precision of the accruals include the identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation, and the time period over which remediation may occur. Accrued liabilities relate to disposal costs, U.S. Environmental Protection Agency oversight costs, legal fees, and operating and maintenance costs for both currently and formerly owned or operated facilities. Textron believes that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on Textron’s financial position or results of operations. Based upon information currently available, Textron estimates potential environmental liabilities to be in the range of $41 million to $146 million. At the end of 2003, environmental reserves of approximately $78 million, of which $9 million are classified as current liabilities, have been established to address these specific estimated potential liabilities. Textron estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years.

Note 16 Supplemental Financial Information

Accrued Liabilities

Textron Manufacturing’s accrued liabilities are comprised of the following:

	January 3,	December 28,
(In millions)	2004	2002

Customer deposits	$182	$193
Warranty and product maintenance contracts	304	295
Salaries, wages and employer taxes	255	233
Contract reserves	26	130
Other	471	473

Total accrued liabilities	$1,238	$1,324

Warranty and Product Maintenance Contracts

Textron provides limited warranty and product maintenance programs, including parts and labor, for certain products for periods ranging from one to five years. Textron estimates the costs that may be incurred under warranty programs and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect this liability include the number of products sold, historical and anticipated rates of warranty claims and cost per claim. Textron periodically assesses the adequacy of its recorded warranty and product maintenance liabilities and adjusts the amounts as necessary.

Changes in Textron’s warranty and product maintenance liability in 2003 and 2002 are as follows:

	January 3,	December 28,
(In millions)	2004	2002

Accrual at beginning of year	$295	$251
Provision	150	165
Settlements	(151)	(156)
Adjustments to prior accrual estimates	10	35

Accrual at end of year	$304	$295

For 2002, the adjustments to prior accrual estimates include $31 million in costs for the recall, inspection and customer care program at Lycoming described in Note 15.

Research and Development Costs

Company-funded research and development costs include amounts for company-initiated programs, the cost sharing portions of customer-initiated programs, and losses incurred on customer-initiated programs. Textron also carries out research and development under contracts with others, primarily the U.S. Government. A significant portion of company-initiated programs includes independent research and development related to government products and services that is recoverable through overhead cost allowances.

Company-funded and customer-funded research and development costs are as follows:

(In millions)	2003	2002	2001

Company-funded	$255	$204	$361
Customer-funded	332	379	323

Total research and development	$587	$583	$684

Note 17 Segment Reporting

Textron has five reportable segments: Bell, Cessna, Fastening Systems, Industrial and Finance. See Note 1 regarding Textron’s reorganization of its segments in 2003 and Textron’s principal markets, and pages 12 and 13 for products of the segments.

Textron’s reportable segments are strategically aligned based on the manner in which Textron manages its various operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Textron evaluates segment performance based on segment profit. Segment profit for Textron Manufacturing excludes interest expense, certain corporate expenses, special charges, and gains and losses from the disposition of significant business units. Textron Finance includes interest income, interest expense and distributions on preferred securities of Finance subsidiary trust, and excludes special charges as part of segment profit. To reflect the adoption of SFAS No. 142 and the fact that Textron does not include amortization of goodwill in its internal evaluation of segment performance, Textron has recast its segment data for comparability by reclassifying goodwill amortization out of segment profit in prior periods. Provisions for losses on finance receivables involving the sale or lease of Textron products are recorded by the selling manufacturing division.

The following summarizes revenues by type of products:

	Revenues

(In millions)	2003	2002	2001

Bell:
Rotor Aircraft	$1,755	$1,636	$1,621
Other	593	599	622
Cessna: Fixed-Wing Aircraft	2,299	3,175	3,043
Fastening Systems	1,737	1,650	1,679
Industrial:
Fuel Systems and Functional Components	1,454	1,226	1,074
Golf and Turfcare Products	665	756	761
Fluid & Power	446	383	409
Automotive Trim	—	—	1,579
Other	338	341	507
Finance	572	584	681

	$9,859	$10,350	$11,976

	Revenues			Segment Profit

(In millions)	2003	2002	2001	2003	2002	2001

Bell	$2,348	$2,235	$2,243	$234	$169	$93
Cessna	2,299	3,175	3,043	199	376	344
Fastening Systems	1,737	1,650	1,679	66	72	70
Industrial	2,903	2,706	4,330	141	163	280
Finance	572	584	681	122	118	203

	$9,859	$10,350	$11,976	762	898	990

Special charges				(159)	(135)	(143)

Segment operating income				603	763	847
Gain on sale of businesses				15	25	342
Goodwill amortization				—	—	(91)
Corporate expenses and other, net				(119)	(114)	(152)
Interest expense, net				(98)	(108)	(162)

Income from continuing operations before income taxes and distributions on preferred securities				$401	$566	$784

				Property, Plant and
	Assets			Equipment Expenditures*

(In millions)	2003	2002	2001	2003	2002	2001

Bell	$1,480	$1,477	$1,483	$50	$29	$73
Cessna	1,565	1,746	1,717	99	92	111
Fastening Systems	1,464	1,451	1,541	34	43	61
Industrial	2,532	2,369	2,671	109	123	260
Finance	6,333	6,383	6,084	17	17	17
Corporate	1,716	1,580	1,938	18	14	5
Discontinued operations	—	508	687

	$15,090	$15,514	$16,121	$327	$318	$527

*     Includes capital expenditures financed through capital leases.

	Amortization			Depreciation

(In millions)	2003	2002	2001	2003	2002	2001

Bell	$2	$1	$7	$52	$48	$40
Cessna	—	—	10	75	78	88
Fastening Systems	—	4	16	76	70	78
Industrial	9	9	54	95	105	162
Finance	11	10	22	34	27	19
Corporate	(4)	2	(4)	6	4	4

	$18	$26	$105	$338	$332	$391

Geographic Data

Presented below is selected financial information by geographic area of Textron’s operations:

				Property, Plant and
	Revenues*			Equipment**

(In millions)	2003	2002	2001	2003	2002	2001

United States	$6,135	$6,844	$7,713	$1,298	$1,408	$1,454
Canada	364	383	688	74	63	78
Latin America and Mexico	484	526	824	40	28	45
Germany	822	611	612	231	198	183
Asia and Australia	474	398	499	54	41	12
United Kingdom	317	324	363	96	108	98
France	350	260	311	91	86	80
Other	913	1,004	966	88	72	90

	$9,859	$10,350	$11,976	$1,972	$2,004	$2,040

*     Revenues are attributed to countries based on the location of the customer.

**     Property, plant and equipment are based on the location of the asset.

Revenues include sales to the U.S. Government of $1.4 billion in 2003 and $1.3 billion in 2002 and $1.2 billion in 2001. Revenues also include sales to DaimlerChrysler, primarily through the Automotive Trim business, of $1.4 billion in 2001.

Quarterly Data

(Unaudited)	2003				2002

(Dollars in millions except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues
Bell	$675	$521	$616	$536	$625	$526	$593	$491
Cessna	620	516	575	588	896	745	857	677
Fastening Systems	457	404	447	429	412	411	431	396
Industrial	793	654	750	706	701	647	705	653
Finance	154	136	142	140	171	146	136	131

Total revenues	$2,699	$2,231	$2,530	$2,399	$2,805	$2,475	$2,722	$2,348

Segment profit
Bell	$69	$69	$56	$40	$67	$33	$45	$24
Cessna	43	31	66	59	94	84	121	77
Fastening Systems	17	10	21	18	20	21	21	10
Industrial	44	23	40	34	55	36	32	40
Finance	52	24	23	23	50	20	28	20

Total segment profit	225	157	206	174	286	194	247	171
Special charges	(65)	(42)	(24)	(28)	(68)	(33)	(20)	(14)

Total segment operating income	160	115	182	146	218	161	227	157
Gain on sale of businesses	—	—	—	15	—	—	25	—
Corporate expenses and other, net	(38)	(19)	(30)	(32)	(28)	(26)	(31)	(29)
Interest expense, net	(26)	(26)	(22)	(24)	(23)	(30)	(25)	(30)
Income taxes	(13)	(23)	(38)	(33)	(50)	(22)	(70)	(31)
Distribution on preferred securities of manufacturing subsidiary trust, net of income taxes	—	—	(7)	(6)	(7)	(6)	(7)	(6)

Income from continuing operations	83	47	85	66	110	77	119	61
(Loss) income from discontinued operations, net of income taxes	—	—	(22)	—	21	(6)	(14)	(4)

Income before cumulative effect of change in accounting principle	83	47	63	66	131	71	105	57
Cumulative effect of change in accounting principle, net of income taxes*	—	—	—	—	—	—	—	(488)

Net income (loss)	$83	$47	$63	$66	$131	$71	$105	$(431)

Earnings per common share
Basic:
Income from continuing operations	$.61	$.35	$.63	$.49	$.80	$.56	$.85	$.44
(Loss) income from discontinued operations	—	—	(.16)	(.01)	.15	(.04)	(.10)	(.03)
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	—	—	—	—	(3.48)

Net income (loss)	$.61	$.35	$.47	$.48	$.95	$.52	$.75	$(3.07)

Average shares outstanding (in thousands)	136,335	135,627	135,380	135,991	137,173	137,848	139,486	140,403

Diluted:
Income from continuing operations	$.60	$.34	$.62	$.49	$.80	$.55	$.85	$.43
(Loss) income from discontinued operations	—	—	(.16)	(.01)	.15	(.04)	(.11)	(.03)
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	—	—	—	—	(3.44)

Net income (loss)	$.60	$.34	$.46	$.48	$.95	$.51	$.74	$(3.04)

Average shares outstanding (in thousands)	138,326	136,828	136,257	137,059	138,362	139,145	141,599	141,961

Segment profit margins
Bell	10.2%	13.2%	9.1%	7.5%	10.7%	6.3%	7.6%	4.9%
Cessna	6.9	6.0	11.5	10.0	10.5	11.3	14.1	11.4
Fastening Systems	3.7	2.5	4.7	4.2	4.9	5.1	4.9	2.5
Industrial	5.5	3.5	5.3	4.8	7.8	5.6	4.5	6.1
Finance	33.8	17.6	16.2	16.4	29.2	13.7	20.6	15.3
Segment profit margin	8.3	7.0	8.1	7.3	10.2	7.8	9.1	7.3

Common stock information
Price range: High	$57.70	$45.53	$38.69	$45.45	$44.92	$45.81	$53.17	$51.10
Low	$39.45	$38.07	$27.46	$26.85	$32.49	$34.41	$44.60	$38.98
Dividends per share	$.325	$.325	$.325	$.325	$.325	$.325	$.325	$.325

* Represents transitional goodwill impairment charge taken in the second quarter 2002 and retroactively recorded in the first quarter 2002 as permitted. See Note 7 to consolidated financial statements.

Selected Financial Information

(Dollars in millions, except per share amounts and where otherwise noted)	2003	2002	2001	2000	1999

Revenues
Bell	$2,348	$2,235	$2,243	$2,194	$2,135
Cessna	2,299	3,175	3,043	2,814	2,472
Fastening Systems	1,737	1,650	1,679	1,996	2,059
Industrial	2,903	2,706	4,330	4,894	4,585
Finance	572	584	681	691	463

Total revenues	$9,859	$10,350	$11,976	$12,589	$11,714

Segment profit
Bell	$234	$169	$93	$264	$226
Cessna	199	376	344	300	231
Fastening Systems	66	72	70	192	204
Industrial	141	163	280	525	472
Finance	122	118	203	202	132

Total segment profit	762	898	990	1,483	1,265
Special charges	(159)	(135)	(143)	(483)	(66)

Total segment operating income	603	763	847	1,000	1,199
Gain on sale of businesses	15	25	342	—	—
Goodwill amortization	—	—	(91)	(87)	(73)
Corporate expenses and other, net	(119)	(114)	(152)	(164)	(143)
Interest expense, net	(98)	(108)	(162)	(152)	(29)
Income taxes	(107)	(173)	(284)	(299)	(353)
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	(13)	(26)	(26)	(26)	(26)

Income from continuing operations*	$281	$367	$474	$272	$575

Per share of common stock
Income from continuing operations - basic*	$2.07	$2.64	$3.36	$1.89	$3.82
Income from continuing operations - diluted*	$2.05	$2.62	$3.32	$1.86	$3.74
Dividends declared	$1.30	$1.30	$1.30	$1.30	$1.30
Book value at year-end	$26.81	$24.87	$27.76	$28.24	$29.67
Common stock price: High	$57.70	$53.17	$59.89	$74.94	$97.00
Low	$26.85	$32.49	$31.65	$41.44	$68.44
Year-end	$57.19	$42.16	$42.40	$46.50	$76.69

Common shares outstanding (in thousands):
Basic average	135,875	138,745	141,050	143,923	150,389
Diluted average**	137,217	140,252	142,937	146,150	153,754
Year-end	137,238	136,500	141,251	140,933	147,002
Financial position
Total assets	$15,090	$15,514	$16,121	$17,280	$17,261
Debt:
Textron Manufacturing	$2,027	$1,708	$1,930	$2,080	$1,762
Textron Finance	$4,407	$4,840	$4,188	$4,667	$4,551
Obligated mandatorily redeemable preferred securities of subsidiary trusts:
Textron Manufacturing	$—	$485	$485	$484	$483
Textron Finance	$26	$27	$28	$28	$29
Shareholders’ equity	$3,690	$3,406	$3,934	$3,994	$4,377
Textron Manufacturing debt to total capital (net of cash)	30%	36%	36%	36%	32%

Investment data
Capital expenditures	$327	$318	$527	$517	$530
Depreciation	$338	$332	$391	$374	$347
Research and development	$587	$583	$684	$721	$670

Other data
Number of employees at year-end	43,000	48,000	50,000	69,000	67,000
Number of common shareholders at year-end	19,000	20,000	21,000	21,000	22,000

* Before cumulative effect of a change in accounting principle in 2002.

** Assumes full conversion of outstanding preferred stock and exercise of stock options.