Form 10-K/A, Exhibit 13
period 2004-01-03
TEXTRON INC
filed 2004-03-04
CIK 217346

Exhibit 13.1

Corrected page 70 of Textron's 2003 Annual Report to Shareholders

Selected Financial Information

(Dollars in millions, except per share amounts and where otherwise noted)	2003	2002	2001	2000	1999

Revenues
Bell	$2,348	$2,235	$2,243	$2,194	$2,135
Cessna	2,299	3,175	3,043	2,814	2,472
Fastening Systems	1,737	1,650	1,679	1,996	2,059
Industrial	2,903	2,706	4,330	4,894	4,585
Finance	572	584	681	691	463

Total revenues	$9,859	$10,350	$11,976	$12,589	$11,714

Segment profit
Bell	$234	$169	$93	$264	$226
Cessna	199	376	344	300	231
Fastening Systems	66	72	70	192	204
Industrial	141	163	280	525	472
Finance	122	118	203	202	132

Total segment profit	762	898	990	1,483	1,265
Special charges	(159)	(135)	(143)	(483)	(66)

Total segment operating income	603	763	847	1,000	1,199
Gain on sale of businesses	15	25	342	-	-
Goodwill amortization	-	-	(91)	(87)	(73)
Corporate expenses and other, net	(119)	(114)	(152)	(164)	(143)
Interest expense, net	(98)	(108)	(162)	(152)	(29)
Income taxes	(107)	(173)	(284)	(299)	(353)
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	(13)	(26)	(26)	(26)	(26)

Income from continuing operations*	$281	$367	$474	$272	$575

Per share of common stock
Income from continuing operations - basic*	$2.07	$2.64	$3.36	$1.89	$3.82
Income from continuing operations - diluted*	$2.05	$2.62	$3.32	$1.86	$3.74
Dividends declared	$1.30	$1.30	$1.30	$1.30	$1.30
Book value at year-end	$26.81	$24.87	$27.76	$28.24	$29.67
Common stock price: High	$57.70	$53.17	$59.89	$74.94	$97.00
Low	$26.85	$32.49	$31.65	$41.44	$68.44
Year-end	$57.19	$42.16	$42.40	$46.50	$76.69

Common shares outstanding (in thousands):
Basic average	135,875	138,745	141,050	143,923	150,389
Diluted average**	137,217	140,252	142,937	146,150	153,754
Year-end	137,238	136,500	141,251	140,933	147,002
Financial position
Total assets	$15,090	$15,514	$16,121	$16,370	$16,393
Debt:
Textron Manufacturing	$2,027	$1,708	$1,930	$2,080	$1,762
Textron Finance	$4,407	$4,840	$4,188	$4,667	$4,551
Obligated mandatorily redeemable preferred securities of subsidiary trusts:
Textron Manufacturing	$-	$485	$485	$484	$483
Textron Finance	$26	$27	$28	$28	$29
Shareholders' equity	$3,690	$3,406	$3,934	$3,994	$4,377
Textron Manufacturing debt to total capital (net of cash)	30%	36%	36%	36%	32%

Investment data
Capital expenditures	$327	$318	$527	$517	$530
Depreciation	$338	$332	$391	$374	$347
Research and development	$587	$583	$684	$721	$670

Other data
Number of employees at year-end	43,000	48,000	50,000	69,000	67,000
Number of common shareholders at year-end	19,000	20,000	21,000	21,000	22,000

* Before cumulative effect of a change in accounting principle in 2002.

** Assumes full conversion of outstanding preferred stock and exercise of stock options.